Form 20-F
period 2002-12-31
EUROZINC MINING CORP
filed 2003-07-15
CIK 1092840

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

_  Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

x  Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

or

_  Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from _____ to _____

Commission File Number    0-30478

EuroZinc Mining Corporation

(Exact Name of Registrant as Specified in its Charter)

EuroZinc Mining Corporation

(Translation of Registrant's Name into English)

British Columbia, Canada

(Jurisdiction of Incorporation or Organization)

1045-1050 West Pender Street, British Columbia, Canada V6E 3S7

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
______________N/A________________	______________N/A_______________

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares Without Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

N/A

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital stock as of June 20, 2003        70,246,502

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES

NO   X

Indicate by check mark which financial statement item the registrant has elected to follow.

ITEM 17   X

ITEM 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

NOT APPLICABLE

Glossary of Mining Terms

Anomaly - An abnormal deviation of geochemical and geophysical data.

Anticline - A fold in rock strata that is concave upward with a core of older rocks.

Assay - An analysis to determine the presence, absence or quantity of one or more chemical components.

Autogeneous - The process of grinding in a rotating mill using large pieces of the ore being ground as a grinding medium, rather than conventional steel balls or rods.

Basalt - A dark colored, fine grained igneous rock composed mainly of feldspar and pyroxene.

Base metal - A metal, such as copper, lead, nickel, zinc or cobalt, of comparatively low value and relatively inferior in certain properties (such as resistance to corrosion) compared to noble metals such as gold, silver or platinum.

Basin - An area in which sediments accumulate.

Bed - The smallest division of a stratified rock series, marked by a well-defined divisional plane from its neighbors above and below.

Bedrock - Solid rock underlying surficial deposits.

Belt - A specific elongate area defined by unique geologic characteristics.

Cambrian - Designating or at the first period in the Paleozoic era (about 600 million years ago).

Carbonate - A rock composed principally of calcium carbonate (CaCO3).

Channel Sampling - Gathering a sample by cutting a channel a few centimeters wide and one-half centimeter deep along a surface.

Conglomerate - A coarse grained sedimentary rock composed of fragments greater than 2 millimeters (pebbles, cobbles, boulders).

Cross Cut - An underground passageway, usually from a shaft to a vein of ore or crosswise to a vein of ore.

Culm - Applied stratigraphically to specific sedimentary carboniferous rocks in England and Portugal.

i

Devonian - The geologic period after the Silurian and before the Carboniferous in the Paleozoic Era and extending from 395 to 345 million years ago.

Diabase - A finely crystalline basaltic rock made up mainly of plagioclase feldspar and pyroxene.

Diamond Drill Hole - A method of obtaining a cylindrical core of rock by drill with a diamond set or diamond impregnated bit.

Diorite - An igneous rock that is composed primarily of sodium feldspar and mafic minerals with little or no quartz.

Dip - The angle at which a bed is inclined from the horizontal.

Displacement - Relative movement of rock on opposite side of a fault.

Domain - The areal extent of a given rock type.

Downdip - Pertaining to a position parallel to or in the direction of the dip of a stratum or bed. Drift - An approximately horizontal passageway in underground mining. Dyke - A tabular body of igneous rock cross cutting the host strata at a high angle. Eluvial - Disintegrated rock material formed and accumulated in situ or moved by the wind alone.

Facies - The characteristics of a rock body or part of a rock body that differentiate it from others, as in appearance, composition, etc.

Feasibility Study - Engineering study that typically takes several months, is designed to define the technical, economic and legal viability of a mineral project with a high degree of reliability, contains detailed supporting evidence, and has a firm conceptual framework which can be used for more detailed construction designs and drawings.

Felsic - Igneous rock composed principally of feldspars and quartz.

Fissure - A narrow linear extensive crack in a rock.

Flysch - A marine sedimentary facies characterized by thick deposits of thin alternating beds of shales, sandstones and conglomerates.

Fold - A bend in strata or any planar structure.

Formation - A body of rock identified by lithological characteristics and stratigraphic position.

G/t - Grams per tonne.

Geochemical Survey - A measure of the abundance of different elements in rock, soil, water or vegetation.

Geochemistry - Study of variation of chemical elements in rocks or soil.

Geophysics - Study of the earth by quantitative physical methods.

Geosyncline - A large, often linear, down-warping of the earth's crust which subsides as sedimentary and volcanic rocks accumulate to many thousands of meters thickness.

Grade - (1) The slope of the bed of a stream, or of a surface over which water flows, upon which the current can just transport its load without either eroding or depositing. (2) The quality of an ore or metal content.

Granite - A medium to coarse grained felsic intrusive rock.

Granitoid - A field term for a coarse-grained felsic rock resembling granite. Greenstone - A field term for metamorphosed mafic and ultramafic igneous rocks. Grid - A network of evenly spaced horizontal and vertical survey lines. Hectare - A square of 100 meters on each side.

Horizon - A defined layer within a stratigraphic sequence which has unique characteristics distinguishing it from the rest of the sequence.

Host - A rock or mineral that is older than rocks or minerals introduced into it or formed within it.

Intrusive - Said of an igneous rock that invades older rocks.

IP (Induced Polarization) - A method of ground geophysical surveying using an electrical current to identify mineralization.

Laterite - A strongly leached iron-alumina rock formed at the surface by weathering under tropical conditions.

Lens - A body of ore or rock that is thick in the middle and converges toward the edges, resembling a convex lens.

Limestone - A carbonate-rich sedimentary rock.

Mafic - Descriptive of rocks composed dominantly of magnesium and iron forming silicates.

Magnetic Survey - A geophysical survey which measures variations in the earth's magnetic field caused by variations in rock type of geological structures.

Metamorphosed/Metamorphic - A rock that has been altered by physical and chemical processes including heat, pressure and fluids.

Mica - A large group of minerals composed chiefly of potassium, magnesium, iron and lithium, that separate readily into thin, tough, often transparent, and usually elastic laminae, or layers.

Mineralization - The concentration of metals within a body of rock.

Mineralized Deposit or Mineralized Material - A mineralized body which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s). Such a deposit does not qualify as a reserve, until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors concludes legal and economic feasibility.

Mise-a-la-Masse - Geophysical survey conducted within drill holes which are located within conductive zones of mineralization. The survey is based on the resistivity method, with one current electrode placed within the mineralization and one at "infinity".

Open Pit - A surface working used to mine minerals that is open to daylight, such as a quarry.

Open Pit Mining - The process of mining an ore body from the surface in progressively deeper steps. Sufficient waste rock adjacent to the ore body is removed to maintain mining access and to maintain the stability of the resulting pit.

Ore - Rock containing mineral(s) or metals that can be economically extracted. Outcrop - An exposure of bedrock at the surface. Paleozoic - Period of geologic time from 570 - 240 million years ago.

Permian - A period in geological time dating from approximately 280 million years to 225 million years before present.

Phyllite - An argillaceous rock formed by regional metamorphism midway between slate and mica schist.

Plunge - Inclination of a fold axis or other structure. The amount of plunge is the angle between the axis and the horizontal line lying in the common plane.

Precambrian - Geological period older than 570 million years.

Pre-Feasibility Study - A preliminary engineering study used to develop estimates of amounts of the mineralized materials, metallurgical recoveries and project economics.

Probable Reserves - Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Proven Reserves - Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

Prospect - An area in which potential is suggested for economic mineralization.

Proterozoic - Geological period approximately 2,400 - 570 million years ago. Is considered the more recent division of the Precambrian times.

Pyrite - Iron sulfide (FeS2).

Pyroclastic - Detrital volcanic materials that have been explosively ejected from a volcanic vent. Quartz - A mineral composed of silicon dioxide. Quartzite - A silica-rich metamorphic rock formed from sandstone. Reconnaissance - A general examination or survey of a region.

Reserve - That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Sandstone - A rock consisting of cemented grains of rock or mineral which are 0.05 to 2 millimeters in diameter, set in a matrix of silt or clay.

Schist - A strongly foliated metamorphic rock.

v

Sediment - Solid material that has settled down from a state of suspension in a liquid. More gen-erally, solid fragmental material transported and deposited by wind, water or ice, chemically parti-cipated from solution, or secreted by organisms, and that forms in layers in loose unconsolidated form.

Shale - A fine-grained, clay-rich sedimentary rock with a well developed bedding plane.

Shear - To move as to create a planar zone of deformed rock.

Silica - Silicon dioxide, SiO2

Silicified - Said of a rock in which the original rock minerals have been replaced by silica.

Silurian - Pertaining to a period of the Paleozoic era, occurring from 400 million to 440 million years ago.

Slate - A metamorphic rock with well developed cleavage formed from shale.

Soil Sampling - Systematic collection of soil samples at a series of different locations in order to study the distribution of soil geochemical values.

Stockwork - A network of usually quartz veinlets diffused in the original rock. Strike - Direction or trend of a geologic structure. Structural - Pertaining to geological structure.

Sulfide - A group of minerals in which one or more metals are found in combination with sulfur.

Tonne - Metric unit of weight equivalent to volume multiplied by specific gravity, equivalent to 1.102 tons.

Tons - Dry short tons (2,000 pounds).

TPY - Metric tonnes per year.

Trenching - The act of blasting or digging through overburden/outcrop to attend fresh outcrop for mapping and sampling.

Ultramafic - Igneous rock containing virtually no quartz or feldspar and composed mainly of olivine and pyroxene.

Variscan - The late Paleozoic era in Europe, extending through the Carboniferous and Permian; also known as the Hercynian.

Vein - A thin sheet-like intrusion into a fissure or crack, commonly bearing quartz.

Volcanic - Rocks originating from volcanic activity.

Volcano sedimentary - Type of rock formed simultaneously in a mixed volcanic and a sedimentary environment.

Workings - A part of a mine, quarry, etc., where work is or has been done.

Forward-Looking Statements

The statements in this document that relate to future plans, events or performance are forward-looking statements.  Actual results could differ materially due to a variety of factors, including the factors described under "Risk Factors" and the other risks described below.  The Company undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

PART I

ITEM 1

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

ITEM 2

OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

ITEM 3

KEY INFORMATION

A.

Selected Financial Data

The following selected financial data for the Company should be read in conjunction with the financial statements attached as a part hereof.  These financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

(Canadian dollars in thousands except per share amounts)

	(Audited) Years Ended December 31,
	2002	2001	2000	1999	1998
Financial Results
Revenues	Nil	Nil	Nil	Nil	Nil
Loss	$(6,523)	$(3,173)	$(2,502)	$(2,640)	$(8,929)
Loss per common share	$(0.10)	$(0.05)	$(0.05)	$(0.06)	$(0.28)
Financial Position
Working capital	$(6,810)	$(5,240)	$ 1,125	$ 2,131	$ 913
Mineral assets	30,549	25,953	15,431	11,419	4,669
Total assets	39,887	35,615	17,416	15,274	6,234
Share capital (incl. shares to be issued)	32,959	31,835	29,979	28,034	20,397
Deficit	(29,596)	(22,940)	(19,767)	(17,266)	(14,626)
Shareholders' Equity	7,480	11,583	12,373	11,971	5,771
Shares Outstanding at Year End (000)	70,247	62,051	56,604	52,331	37,419

Neither the Company nor its predecessors (International Vestor Resources Ltd. and Auspex Minerals Ltd.; see "Item 4.  Information on the Company") has declared or paid any dividends during the periods indicated.

Summary Financial Data Adjusted for US GAAP

(Canadian dollars in thousands except per share amounts)

	Years Ended December 31,
	2002	2001	2000	1999	1998
Financial Results
Loss	$(5,242)	$(2,669)	$(6,024)	$(11,621)	$ (6,454)
Loss per share	$(0.08)	$(0.05)	$(0.11)	$(0.25)	$(0.20)
Financial Position
Mineral properties	$ 16,933	$ 12,399	$ 1,777	$ 491	$ 1,228
Total assets	26,271	22,062	3,763	4,345	2,792
Share capital	33,939	32,816	30,859	28,765	21,128
Deficit	(44,442)	(39,200)	(36,531)	(30,507)	(18,886)

Currency and Exchange Rates

All dollar amounts set forth in this report are in Canadian dollars, except where otherwise indicated.

1.

On June 20, 2003, the noon buying rate in New York City for cable transfer in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was $0.7358 U.S. = $1.00 Canadian.

All exchange rate calculations in #2 and #3 below are based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

2.

The following table sets forth the high and low exchange rates for each month during the previous six months.

Month	Dec/02	Jan/03	Feb/03	Mar/03	Apr/03	May/03
High Rate	.6462	.6570	.6724	.6823	.6976	.7437
Low Rate	.6331	.6350	.6531	.6711	.6736	.7032

3.

The following table sets forth the average exchange rates for each of the past 5 fiscal years, calculated by using the average of the exchange rates in effect on the last day of each month during the period indicated.

	Year Ended December 31,
	2002	2001	2000	1999	1998
Average Rate During Period	.6370	.6444	.6725	.6744	.6740

B.

Capitalization and Indebtedness

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C.

Reasons for the Offer and Use of Proceeds

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

D.

Risk Factors

Lack of Revenue From Operations; Development Only Recently Begun

To date, the Company has had no revenue from the exploration activities on its properties, and has only recently commenced development of its Aljustrel property.  Even with the Company's commencement of development activity, the Company may continue to incur losses beyond the period of commencement of such activity.  There is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

History of Net Losses; Uncertainty of Additional Financing

The Company and its predecessor companies have incurred, on a consolidated basis, losses in most years of their operations.  The Company's shareholders' deficit as of December 31, 2002, was $44,441,968.  The Company does not currently have sufficient financial resources to undertake by itself all of its planned exploration and development programs.  The exploration and development of the Company's properties therefore depends on the Company's ability to obtain additional required financing.  There is no assurance that the Company will be successful in obtaining the required financing, which could result in the loss or substantial dilution of its interest (as existing or as proposed to be acquired) in its properties as disclosed herein.  The ability of the Company to continue as a going concern is dependent upon obtaining the necessary financing to ensure that the Company is able to meet its liabilities and commitments as they come due and to develop and maintain profitable operations.  The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

Dividends Unlikely

The Company has not paid any dividends since the date of its formation, and it is not anticipated that dividends will be declared in the short or medium term.

Possible Loss of Interests in Exploration and Development Properties

The Company risks losing interests in its exploration and development properties if it does not meet funding and other ongoing requirements in connection with these properties.  In the case of the Company's remaining exploration property, Malhadinha, the Company must expend certain minimum amounts on the exploration of the property.  In the case of the Company's development property, the Aljustrel Project, the Company must continue to fund the payroll and maintenance costs of the operating company that controls the mining lease and its associated facilities, arrange the project financing for the estimated capital costs to resume production of US$69.2 million, and pay approximately US$34 million in outstanding debt from the proceeds from production from the mine.  See "Item 4.  Information on the Company -- D.  Property, Plant and Equipment -- Portugal -- Aljustrel Project -- Feasibility Study -- Costs and Return".  Although the Company does not currently anticipate being unable to meet any expenditure commitments, if the Company fails to make expenditures in a timely fashion or fails to maintain the operating company that owns the Aljustrel Project, the Company may lose its interest in such properties.  Further, even upon completion of exploration activities on a particular property, the Company may not be able to obtain the necessary licenses to conduct mining operations on that property, and thus would realize no benefit from its exploration activities on the property.

Exploration Activities Inherently Risky; Company Not Covered by

  Liability Insurance for Exploration, Development Operations

The business of mineral deposit exploration and extraction involves a high degree of risk.  Few properties that are explored are ultimately developed into production.  Unusual or unexpected formations, formation pressures, fires, power outages, labor disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labor are other risks involved in extraction operations and the conduct of exploration programs.  The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure.  The Company is not currently covered by any form of liability insurance with respect to its mineral exploration or development operations.

See " -- Insurance Risk", below.

The Company has relied and may continue to rely on consultants and others for construction and operating expertise.  The economics of developing mineral deposit properties is affected by many factors, including the cost of operations, variations of the material extracted, fluctuating natural resource markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of natural resources and environmental protection.  Depending on the price of any natural resources produced, the Company may determine that it is impractical to commence or continue commercial production.  There is no certainty that the expenditures to be made by the Company in the exploration of any of its properties as described herein will result in discoveries of commercial quantities of ore.  Most exploration projects do not result in the discovery of commercially mineable deposits of ore.

Risks Relating to Statutory and Regulatory Compliance

The current and future operations of the Company, from exploration through development activities and commercial production, if any, are and will be governed by laws and regulations governing mineral concession acquisition, prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.  Companies engaged in exploration activities and in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  Furthermore, there can be no assurance that all permits which the Company may require for exploration, construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any mining project which the Company may undertake.  See "Item 4.  Information on the Company -- B.  Business Overview -- Applicable Government Regulation -- Portugal -- Mining Laws -- Implications for Company of Portuguese Mining Laws; -- Environmental Laws -- Implications for Company of Environmental Laws Including Environmental Impact Assessment Requirement".

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  The Company may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits.  The Company is not currently covered by any form of environmental liability insurance.  See " -- Insurance Risk", below.

Existing and possible future laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduced levels of production at producing properties or require abandonment or delays in development of new mining properties.

Insurance Risk

No assurance can be given that insurance to cover the risks to which the Company's activities are subject will be available at all or at economically feasible premiums. The Company currently maintains insurance within ranges of coverage that it believes to be consistent with industry practice for companies of a similar stage of development.  The Company is not currently covered by any form of liability insurance with respect to its mineral exploration or development operations, nor is it currently covered by any form of political risk insurance.  The Company is not currently covered by any form of environmental liability insurance, since insurance against environmental risks (including potential for pollution or other hazards as a result of the disposal of waste products occurring from production) is not generally available to the Company or to other companies within the industry.  The payment of any such liabilities would reduce the funds available to the Company.  In the case of environmental compliance-related liabilities, if the Company is unable to fund fully the cost of remedying an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy.

Competition

Significant and increasing competition exists for mineral deposits in each of the jurisdictions in which the Company conducts operations.  As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than the Company, the Company may be unable to acquire additional attractive mining claims or financing on terms it considers acceptable.  The Company also competes with other mining companies in the recruitment and retention of qualified employees.  The market for the Company's products tends to be commodity oriented rather than company oriented.  Accordingly, the Company expects to compete by keeping its production costs low through the judicious selection of properties to develop, and through keeping overhead charges controlled.

Fluctuation of Mineral Prices

Factors beyond the control of the Company may affect the marketability of any metals (or any other minerals) discovered.  Resource prices have fluctuated widely, particularly in recent years, although during the past year, zinc prices have remained at consistently low levels.  Resource prices are affected by numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods.  The effect of these factors cannot accurately be predicted.

Foreign Currency Fluctuations

The Company's operations in Portugal render it subject to foreign currency fluctuations, which may materially affect its financial position and results.  For example, zinc is generally sold at prices stated in U.S. dollars, while costs incurred are paid in the currency of the country in which the activities are undertaken (Portugal, in the case of the Company).  The Company does not expect to engage in currency hedging to offset any risk of currency fluctuations.

The most important exchange rate for the Company is currently the rate between the Canadian dollar and the Euro. While the Company is funding work in Portugal, the Company's results could be impaired if the Canadian dollar is weak relative to the Euro.

Prior to the commencement of production, the US dollar affects the Company's financial condition only to the extent that funds are held in US dollars from time to time, in which case a weak US dollar relative to the Canadian dollar or the Euro could impair the Company's financial results.  If the Company commences production in Portugal and starts to generate revenues, a weak US dollar relative to the other currencies could also impair the Company's financial results since the smelters pay for concentrate in US dollars while the majority of costs would be in Euros.

Repatriation of Earnings

Repatriation of earnings from Portugal is subject to withholding taxes discussed under "Item 4.  Information on the Company -- B.  Business Overview -- Applicable Government Regulation -- Portugal -- Repatriation of Earnings".  There can be no assurance that additional restrictions on earnings from Portugal will not be imposed in the future.

Dependence on Key Management Employees

The Company's development to date has depended, and in the future will continue to depend, on the efforts of key management employees, namely, Alvin Jackson (Chief Operating Officer and President), James Drake (General Manager, Aljustrel), Ken Lowe (Vice-President, Comptroller and Assistant General Manager, Aljustrel) and Adriano Barros (Managing Director - Portugal operations).  Loss of any of these people could have a material adverse effect on the Company.  Although the Company has employment agreements in place with Mr. Jackson, Mr. Lowe and Mr. Barros, as well as Ronald Ewing (Executive Vice President, Chief Financial Officer and Secretary), the Company has no key man insurance with respect to any of its key employees.

Conflicts of Interest

Certain of the Company's directors and officers serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies.  For example,  J. Edward (Ted)) Fletcher, Chairman of the Board of Directors, is chairman and director of Yamana Resources Ltd. Alvin Jackson, Chief Operating Officer, President and a director of the Company, is a director and officer of Gold-Ore Resources Ltd. ("Gold-Ore") and a director of Poplar Resources Ltd., Canasil Resources Inc., Apac Minerals Inc. and Gateway Gold Corp.  Ronald Ewing, Executive Vice President Chief Financial Officer and Secretary, is a director and officer of Gold-Ore.  David Mullen, a director of the Company, is a director of Gold-Ore.  John Greig, a director of the Company, is a director of Redcorp Ventures Ltd., Cumberland Resources Ltd. ("Cumberland"), Blackstone and Dynamic Oil Ltd.

Price Fluctuations: Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur.

Risk That Company Could be Treated as a Passive Foreign Investment Company

   for U.S. Tax Purposes

The Company believes that each of its predecessor entities, Auspex and Vestor, may have at times in the past been considered a passive foreign investment company ("PFIC") for U.S. tax purposes, and it is possible that the Company may itself be considered a PFIC.  U.S. stockholders owning shares of a PFIC can be subject to adverse tax consequences.  In general, the Company would be considered a PFIC if:  75% or more of its gross income in a taxable year is passive income such as dividends and interest; or, the average percentage of the Company's assets (by value) during the taxable year which produce passive income or which are held for production of same is at least 50%.  A U.S. stockholder owning shares of a PFIC, who does not make certain elections for tax purposes, is subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned.  Also, gain realized on the disposition of common shares of the PFIC would be treated as ordinary income rather than capital gain.  If U.S. stockholders are subject to adverse tax consequences related to their ownership of the Company's stock, they might be less willing to acquire the stock, which could result in reduced market activity and liquidity for the stock.

ITEM 4     INFORMATION ON THE COMPANY

A.        History and Development of the Company

Organization; Registered Office; Etc.

EuroZinc Mining Corporation ("EuroZinc" or the "Company") was formed by the amalgamation, or merger, of International Vestor Resources Ltd. ("Vestor") and Auspex Minerals Ltd. ("Auspex," and together with Vestor, the "Predecessor Companies").  The merger was effected by the issuance of a Certificate of Amalgamation by the Registrar of Companies of British Columbia on April 21, 1999.  The purposes of this merger were:  (i) to combine the common interests of Vestor and Auspex in certain mining exploration properties, namely the Aljustrel Project and the adjacent Estacao Property in Portugal; (ii) to facilitate the financing for the Aljustrel Project and expedite its development to commercial production by means of the combined property interests and resulting enhanced public float, asset base and capitalization; and (iii) to reduce the fixed administrative costs and to form a common management team.  See " -- Corporate Development -- Merger of Vestor and Auspex".  The Company's common shares are traded on the TSX Venture Exchange under the symbol "EZM."

Vestor was incorporated under the laws of the Province of Alberta by Articles of Incorporation on October 22, 1970 under the name of "Vestor Explorations Ltd.".  On July 5, 1979, Vestor was granted a Certificate of Continuation under the Company Act (British Columbia).  Effective September 30, 1998, Vestor's name was changed to "International Vestor Resources Ltd.". Auspex was incorporated under the laws of the Province of British Columbia on February 16, 1981, under the name "National Hydrocarbons Ltd.".  On July 10, 1987, National Hydrocarbons Ltd. was struck off the Register and dissolved by the Registrar of Companies but was then restored to the Register pursuant to an order of the Supreme Court of British Columbia on September 17, 1987.  On September 17, 1987, Auspex changed its name to "Auspex Gold Ltd.".  On December 4, 1995, Auspex changed its name to "Auspex Minerals Ltd.".  Prior to the merger, both Predecessor Companies were reporting issuers in the Provinces of British Columbia and Alberta, and the common shares of each company were listed and posted for trading on the Vancouver Stock Exchange, predecessor of the TSX Venture Exchange.

The executive office of the Company is located at 1045-1050 West Pender Street, Vancouver, B.C., V6E 3S7.  The registered and records office of the Company is located at Suite 2300, Four Bentall Center, 1055 Dunsmuir Street, P.O. Box 49122, Vancouver, B.C., V7X 1J1.

Corporate Development

Vestor

Prior to merging with Auspex to form EuroZinc, Vestor was involved primarily in mineral exploration in Portugal and in British Columbia and Ontario, Canada, more recently focusing its efforts on activities with respect to the Aljustrel concession.  See "-- Auspex" below for discussion of these activities.

Auspex

In 1995, Auspex shifted its focus from the development of an industrial mineral operation in Idaho to precious and base metal mineral exploration in the countries of Portugal and Niger.  At that time, Auspex purchased Portuglobal and also initiated activities in Niger.  In June 2000, the Company dropped its Niger property due to low gold prices.  As part of the Portuglobal acquisition, Auspex acquired three gold concessions (Montemor, Portalegre and Bigorne).  See " -- D.  Property, Plant and Equipment -- Portugal -- Acquisition of the Portugal Properties and Formation of the Portugal Joint Venture".

During 1997, pursuant to a consortium agreement between Portuglobal and Empresa de Desenvolvimento Mineiro, S.A. ("EDM"), the Portuguese State mining company, Portuglobal acquired a 60% interest in the Estacao Concession, which acquisition was subject to and fell under the area of interest provision in Portuglobal's joint venture agreement with Vestor and the other two joint venture parties.  Accordingly, Portuglobal's interest was 50% of the acquired 60% interest, but with the succession of Vestor to the interests of the other two joint venture parties and the merger of Vestor and Auspex, the Company holds the entire interest which since has been increased to 65.59%.  In 2000, the Estacao Concession was combined with the Company's Malhadinha Concession.  See " -- D.  Property, Plant and Equipment -- Portugal -- Malhadinha Concession".  Also during 1997, Portuglobal acquired the Caeirinha Concession in Portugal.  This concession is wholly owned by Portuglobal.  The Company has discontinued operations on this Concession.

In November 1997, Portuglobal, Vestor and the other two joint venture partners entered into an agreement with EDM (the Portuguese State mining company) and Pirites Alentejanas, S.A. ("PA"), a private company controlled by EDM, for the joint venture to acquire up to a 75% interest in the Aljustrel Project, a former producing base metals property in south-central Portugal, adjacent to the Estacao Concession.  See " -- D.  Property, Plant and Equipment -- Portugal -- Aljustrel Project".  In March 1998, Vestor and Auspex formed AGC as successor to the joint venture group.  In June 1998, Vestor and Auspex announced the signing of the final agreement and the commencement of the feasibility study.  AGC, then equally owned by Vestor and Auspex, was the signatory to the final agreement, thus making Vestor and Auspex partners in the Aljustrel Project with EDM, the Portuguese State mining company.  Accordingly, each of Vestor and Auspex had the right to acquire up to a 37.5% interest in the Aljustrel Project.  With the merger of Vestor and Auspex, the Company had the right to acquire up to a 75% interest in the Aljustrel Project.

On December 20, 2001, the Company, through a Portuguese holding company, AGC Minas de Portugal, SGPS, Unipessoal, Limitada ("AGC SGPS"), entered into a new agreement with EDM that replaces and supersedes the previous agreements, pursuant to which the Company purchased EDM's 75% equity interest in PA, which is the operating company that owns the Aljustrel Project, including operating permits, mill facilities, underground development, offices, machine shops, stocked warehouses, and a dedicated port facility.  By acquiring EDM's interest in PA, the Company was able to reorganize the capital structure of PA such that the Company now owns in excess of 99% of PA.  This reorganization was completed in November 2002.

Merger of Vestor and Auspex

Pursuant to an amalgamation agreement, dated as of March 2, 1999, the shareholders of Vestor were entitled to one common share of the Company for each common share of Vestor held by them, and the shareholders of Auspex were entitled to .75 of one common share of the Company for each common share of Auspex held by them.  The amalgamation agreement was approved by the shareholders of the Predecessor Companies at their respective meetings held on April 9, 1999.  The Predecessor Companies were merged and all of the assets and liabilities of the Predecessor Companies were transferred to and assumed by the Company as of April 21, 1999.

The issuance of EuroZinc shares to the Auspex and Vestor shareholders was exempt from registration under the U.S. Securities Act of 1933 (the "Securities Act") pursuant to Section 3(a)(10) of the Securities Act, which provides an exemption from Securities Act registration provisions for, in relevant part, "... any security which is issued in exchange for one or more bona fide outstanding securities, ... where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court ..."  The staff of the U.S. Securities and Exchange Commission has determined that the term "court" includes the Supreme Court of British Columbia, Canada.

Principal Capital Expenditures/Divestitures Over Last Three Fiscal Years

The Company invested a total of $4,487,886 in 2002 on mineral properties as compared to $1,887,958 in 2001 and $4,020,105 in 2000.  Of the 2002 total, $4,425,432 was spent on the Aljustrel Project in Portugal, $53,026 was spent on the adjacent Malhadinha exploration concession, and $9,428 was spent on other exploration projects.  In 2001 $1,885,435 was spent on Aljustrel, $2,433 was spent on Malhadinha and only $90 was spent on other projects.  In 2000 $3,404,333 was spent on Aljustrel and $615,772 was spent on Malhadinha.

Current and Planned Capital Expenditures/Divestitures

Capital expenditures on mineral properties in Portugal are expected to remain at  approximately $4.4 million in 2003. Of this total, almost all will be spent on PA and the Aljustrel Project.  Only approximately a minimal amount  will be spent on the adjacent Malhadinha exploration concession.  The Company does not plan to spend money on the newly acquired Crypto property in Utah, U.S.A., other than for maintenance fees (less than $10,000).  The Company does not expect to invest in any other mineral properties at home or abroad.  Capital expenditures will continue to be financed externally through debt or the sale of equity in the Company.

Public Takeover Offers

During the current and previous fiscal year, the Company has not received any public takeover offers from third parties nor has the Company made any such takeover offers.

B.

Business Overview

Summary

The Company is engaged, directly and through its wholly-owned subsidiaries, AGC Minas de Portugal Unipessoal, Limitada ("AGC"), AGC Minas de Portugal SGPS, Unipessoal, Limitada ("AGC SGPS"), and Pirites Alentejanas, S.A., in the development of the Company's Aljustrel Project (a zinc-silver-lead-copper mine) in Portugal.  The Company's Crypto property in Utah, U.S.A., is held through its wholly-owned subsidiary, N.P.R. (U.S.) Inc., a Nevada corporation that is currently inactive.

The Company's principal focus is the development of the Aljustrel Project.  In early 1998, the Company's predecessors negotiated an agreement to acquire a majority interest in the project, and since then the Company has completed 27,000 meters of drilling, and extensive metallurgical testwork.  A final feasibility study was completed in 2000, which was updated in 2001.  This study established the economic viability of the project, and allowed the Company to complete a financial and fiscal incentive package with the European Union and the Government of Portugal, and to sign a letter of intent with Outokumpu Mintec OY, which will provide a metallurgical performance guarantee for the process plant upgrade.  See " -- D.  Property, Plant and Equipment -- Portugal -- Aljustrel Project."

The Company also conducts exploration activities on other properties in Portugal.  The Company now holds a 100% interest in the nearby Malhadinha Concession, which was recently consolidated in PA after the Company transferred its former 75% interest in the concession at the same time that EDM's subsidiary, Exmin-Companhia De Industria E Servicios Mineiros E Ambientais, S.A. ("Exmin"), transferred its 25% interest in the concession.  The Malhadinha Concession was formally combined with the Company's 65.59% interest in the Estacao Concession during 2000.  The Company initiated exploration activities on the Malhadinha Concession in 2000.  See " -- D.  Property, Plant and Equipment -- Portugal -- Malhadinha Concession."

The Company has written off previously held interests in exploration concessions in British Columbia and Ontario, Canada, as the Company has chosen to focus its efforts on the development of the Aljustrel Project.

In April 2001, the Company announced that it had agreed to acquire from Vaaldiam Resources Ltd. the Crypto zinc deposit in Utah for shares and future consideration.  See " -- Other Properties of the Company -- Crypto Zinc Deposit - Utah".  Until June 2000, the Company operated in Niger as well but dropped its Niger property due to low gold prices.

The Malhadinha Concession and the Crypto Property are in the exploration stage.  There is no assurance that a commercially viable mineral deposit exists on either of these exploration-stage properties, and further exploration of these properties will be required before a final evaluation as to the economic and legal feasibility is determined.

Applicable Government Regulation

The Company currently operates in Portugal and the U.S.A.  Mineral exploration and development operations entail significant governmental regulatory and other factors common to mining ventures in each of those countries.  More particularly, mining operations are subject to government regulation under which operations may be affected in varying degrees by legislation, policies and controls relating to exploration and, if warranted, development, production, environmental protection, mining taxes, labor standards or changes in conditions under which minerals may be extracted and marketed.  The effect of these factors cannot be accurately determined.

PORTUGAL

Mining Laws

The mineral estate in Portugal is owned by the State, which uses various tax incentives, such as deductibility of capital expenditures, to encourage private investment.  Mining activity is regulated by the Ministry of Economy (formerly the Ministry of Industry and Energy) through the Secretary of State for Industry (the "MIE").  This department holds the rights for State-owned mineral resources and is empowered to grant exploration and mining concessions through contracts, as well as to grant exploitation licenses.

The Government, through its geology and mining agency, the Instituto Geologicao E Mineiro ("IGM"), is eager to promote further exploitation of the country's resources, and to that end, has taken an active role in promoting exploration.  The IGM (the Portuguese government's geology and mining agency) is part of the Central Administration and is also subordinate to the MIE.  The IGM is responsible for geological data and the research on the potential of the country's geological resources, as well as their extraction and processing.  The IGM is also vested with the right to negotiate and underwrite exploration and mining contracts for State-owned geological resources.  EDM is a holding company representing the Portuguese State interests in the mining sector, and is the major shareholder in Somincor, Empresa Nacional De Uranio and Exmin, with interests in copper, tin, zinc, lead, uranium, and industrial minerals mining operations in Portugal.

Exploration Concessions.  Exploration rights in Portugal may be granted by the MIE to individuals, single companies or joint ventures, provided that they can demonstrate technical and financial competence to conduct the exploration effectively.  Exploration contracts must include a discussion of mutual rights and obligations, the area of work and its boundaries, the nature of the resources to be explored, the initial duration period, renewal terms, work program, minimum expenditure and further specific terms.

The exploration party must start the work no later than three months after the contract has been underwritten (with exceptions where mutually agreed), carry out work according to the proposed work program, provide acceptable half-yearly reports, provide yearly proposed work programs, maintain drill core for delivery to the IGM at the end of the contract period, and compensate third parties for any damages caused by exploration activities.

The duration period of each exploration contract, including possible renewals, is not more than five years, and in each renewal the initial area applied for must be reduced by 50%.  At the end of the five-year term, the company must enter into a new exploration contract or apply for an exploitation concession in order to continue work on the property.  While the company is not supposed to have priority over other applicants, in practice if the company has complied diligently with the terms of its exploration contract, the company will have priority for the new contract.

Exploitation Concessions.  The holder of an exploration concession has the exclusive right to apply for an exploitation concession concerning the area included in the exploration contract.  The administrative contract of exploitation will include mutual rights and obligations, the comprised area and mineral deposits, the duration period of the concession, the amount of the bond, fees to be paid, conditions for renewal, and other specific provisions regarding each contract.

The duration period of the exploitation concession will take into account technical and economic data, namely the estimated life period of the mineral deposit under normal conditions of exploitation.

Implications for Company of Portuguese Mining Laws.  The Malhadinha Concession is an exploration concession, which allows the Company to carry out typical exploration activities, such as sampling, trenching and drilling, without having to obtain additional permits.  Additionally, the Company must obtain the consent of landowners for trenching and drilling activities.  When the Company wishes to convert an exploration concession to a mining or exploitation concession to develop a deposit, then the Company must go through the entire mine permitting process.

In the case of the Aljustrel Project, the concession is already permitted for mining, but if mining operations were to resume, the Company would be subject to laws governing the operation of mines, including taxes, labor standards, occupational health, waste disposal and mine safety.  In particular, the Company would be subject to the "Safety and Hygiene General Regulation on Mines and Rock Mills" (Decreto - Lei No. 162/90, 22 de Maio), a comprehensive law governing mining operations in Portugal.  This law requires employers such as the Company to, among other things, educate employees about safety and risk prevention; file mining plans with the government that detail means of egress, location of fuel sources and distribution diagrams for electricity, water and air; and comply with specifications for mine access, mine shafts and extraction machinery.

Production royalty rates to the Portuguese government are set at 3% of the net smelter returns for mineral concessions granted since 1990, which is applicable to the Company's Malhadinha concession but not to the Aljustrel concession, to which no government royalty applies. The Aljustrel concession has no royalty because it is an older concession and is therefore exempt.  A 3% Net Smelter Royalty for mining concessions in Portugal was not introduced until 1990.

Environmental Laws

Mining exploitation concessions of more than 5 hectares and/or with an annual production rate above 150,000 tons are subject to an environmental impact assessment.

Implications for Company of Environmental Laws Including Environmental Impact Assessment Requirement.  On the Company's Malhadinha exploration concession, the environmental compliance requirements are not significant while the Company is conducting exploration activities; any surface disruption through trenching or drilling must be remediated.

The Company would be subject to an environmental impact assessment with respect to all properties in Portugal that are not currently permitted for mining (that is only the Malhadinha concession at this time).  When the Company applies to convert its exploration license to a mining license the Company would be subject to a full assessment that would include water, biology, social, and other aspects of the environment.  This property is at too early a stage to accurately estimate the costs to the Company of such an assessment.

Taxes

Production royalty rates to the Government are set at 3% of the net smelter returns for concessions granted since 1990; for concessions granted prior to 1990, no royalty generally applies.  Income taxes are presently at 25%, with full deductibility of capital expenditures over a time frame ranging from four to eight years.

Repatriation of Earnings

Repatriation of earnings from Portugal to non-resident entities not within the European Union, whose jurisdictions have no tax treaties with Portugal, is subject to a 30% withholding tax.

Portugal has a tax treaty with Canada that will reduce the withholding tax on the repatriation of earnings from Portugal to Canada to 10%.  Portugal has a tax treaty with the United States, pursuant to which the repatriation of earnings from Portugal to the United States is subject to a withholding tax of 10%.

U.S.A.

Mining Regulation

Mining activities in the United States are regulated by a number of federal, state and local agencies, including the U.S. Environmental Protection Agency, the U.S. Bureau of Mines and the U.S. Department of Public Health and Welfare.  Title 30 of the United States Code sets forth rules governing safety, permits, mining claims, development and exploration, waste disposal, labor standards, and other matters.  Permits and studies are required by all levels of government prior to the operation of mining properties.  Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.

The Company's mining activities in the United States are governed by federal environmental statutes, which are enforced by the U.S. Environmental Protection Agency (the "EPA").  These statutes regulate the generation, handling, transportation and disposal of solid and hazardous waste, which may include waste resulting from mining operations.  The Resource Conservation and Recovery Act ("RCRA") is a "cradle to grave" statute that governs the generation, handling, transportation and disposal of solid and hazardous waste.  Under RCRA, mining companies may incur costs for generating, transporting, treating, storing, or disposing of hazardous waste, as well as for closure and post-closure maintenance once they have completed mining activities on a property.

The Company's mining activities are also subject to laws and regulations for the protection of surface and ground water.  Individual states have established regulatory programs, pursuant to their authority delegated under the Federal Clean Water Act, to control pollutant discharges.  Such discharges may include mining wastes that are discharged to surface and ground waters.  States generally are authorized to regulate discharges to land that may affect water quality and to manage the National Pollutant Discharge Elimination System under the Federal Clean Water Act, which governs pollutant discharges to navigable waters of the United States.

The Company's operations may produce air emissions, including fugitive dust and other air pollutants, from stationary equipment, storage facilities, and the use of mobile sources such as trucks and heavy construction equipment which are subject to review, monitoring and/or control requirements under the Federal Clean Air Act and state air quality laws.  The requirements of state and federal air quality laws are administered under rules adopted by federal, state and local air quality authorities.  In November 1990, the U.S. Congress passed amendments to the Clean Air Act that created a new statutory scheme for the regulation of air pollution.  Title V of the 1990 amendments implemented a comprehensive nationwide operating permit program, an air toxics regulatory program and expanded enforcement authority.  The new EPA permitting programs are presently in place.  However, the direction of enforcement under these programs is not yet fully evident.  The new permitting rules may impose limitations on the Company's production levels or create additional capital expenditures in order to comply with the rules.

The Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended ("CERCLA"), along with analogous statutes in certain states, imposes strict, joint and several liability on parties associated with releases or threats of releases of hazardous substances.  Those liable groups include, among others, the current owners and operators of facilities which release hazardous substances into the environment and past owners and operators of properties who owned such properties at the time the disposal of the hazardous substances occurred.  CERCLA also may impose liability upon the generators of hazardous substances and on those who transport or arrange for the transportation and disposal of hazardous substances, if releases of those substances occur or are threatened.  Such liability could include the cost of removal or remediation of the release and damages for injury to the surrounding property.  Properties located in historic mining districts may contain abandoned mining facilities including waste piles, tailings portals, and associated underground and surface workings.  Releases from such facilities or from any of the Company's properties resulting from past or current activities could form the basis for liability under CERCLA and its analogs.  Under CERCLA's strict, joint and several liability provisions, the Company could potentially be liable for remedial costs associated with the properties it currently owns or operates.  Similarly, the Company could potentially be liable for remedial costs regarding property that it formerly owned or operated if disposal or release of hazardous substances occurred during the Company's period of ownership or operation.  In addition, off-site disposal of hazardous substances, including hazardous mining wastes, may subject the Company to CERCLA liability.  The Company cannot predict the potential for future CERCLA liability with respect to any of its properties or off-site disposal sites (if any).  Nor can it predict the potential impact or future direction of CERCLA litigation arising from the area surrounding its properties.

Proposed and Adopted Changes in Mining Laws

Extensive changes have been proposed to the Federal Mining Act of 1872.  The Mining Act was designed to promote exploration for and development of minerals on public lands.  Rather than focusing on comprehensive mining law changes, mining law reform efforts have focused on annual moratoria on mining patents and on mining regulations promulgated by the Bureau of Land Management (BLM).

In October 2001, the BLM published a final rule to update the BLM surface mining regulations (43 C.F.R. 3809).  The updated regulations went into effect on December 31, 2001 and modify previously revised regulations that went into effect on January 20, 2001.  The final rule removes several unduly burdensome provisions of the previous mining regulations while retaining most of its provisions.  Several organizations filed suit on November 16, 2001 challenging the final rule.

In summary, the revised regulations:

  retain the financial guarantee (so-called "bonding") provisions;

  retain general mining performance standards and revise most environmental and operational standards, while also retaining key standards that address the use of cyanide in mining operations and acid mine drainage;

  remove the "substantial irreparable harm" provision;

  modify the joint and several liability provisions; and

  remove provisions relating to civil penalties, which the BLM believes may require Congressional authorization.

C.

Organizational Structure

The Company has the following subsidiaries:

1.

Portuglobal, a wholly-owned subsidiary incorporated on January 18, 1995 under the laws of Portugal, having its registered office in Braga, Portugal at Avenida Norton de Matos nr. 38, 1o Dto.  The Company's operations in Portugal are conducted through Portuglobal and AGC, which hold all of the Company's mineral property interests in Portugal.

2.

AGC, a wholly-owned subsidiary incorporated on January 19, 1996 under the laws of Portugal, having its registered office in Braga, Portugal at Avenida Norton de Matos nr. 38, 1o Dto.  The Company's operations in Portugal are conducted through Portuglobal and AGC, which hold all of the Company's mineral property interests in Portugal.

3.

AGC Minas de Portugal SGPS, Unipessoal, Limitada, a wholly-owned subsidiary incorporated under the laws of Portugal, established solely as a holding company to hold the shares in PA (listed below).

4.

Pirites Alentejanas, S.A. (PA), which was acquired by the Company (75.17%) on December 20, 2001 (see " -- A.  History and Development of the Company -- Corporate Development").  In November 2002, the Company completed the reorganization of the capital structure of PA such that the Company owns in excess of 99% of PA.  PA holds the Aljustrel mining license and operating permits, as well as all of the assets of the Aljustrel mine.

5.

Vestor Exploration Inc., a wholly-owned subsidiary incorporated on May 23, 1980, under the laws of Delaware.  This subsidiary, a close corporation under Delaware law, is currently inactive.

6.

N.P.R. (U.S.) Inc. is incorporated in the state of Nevada and holds the patented and unpatented claims of the Crypto property in the state of Utah.  The company was purchased as part of the acquisition agreement, announced in April 2001, with Vaaldiam Resources Ltd. for the Crypto property (see " -- D.  Property, Plant and Equipment -- Other Properties of the Company -- Crypto Zinc Deposit - Utah").

As well as owning the mining lease and assets of the Aljustrel mine, PA now holds 100% of the Malhadinha concession, which includes what was formerly known as the Estacao concession. See " -- D.  Property, Plant and Equipment -- Portugal -- Malhadinha Concession".  The Company's ownership in PA is held through AGC Minas de Portugal SGPS, Unipessoal, Limitada.  The Crypto property is held through N.P.R. (U.S.) Inc., as noted above.

Please see the following page for a chart showing the Company's corporate structure, including all subsidiaries, their jurisdictions of incorporation and the mineral deposit properties owned by each of them.

D.

Property, Plant and Equipment

The Company conducts exploration activities in Portugal and the U.S.A., and development activities in Portugal at its Aljustrel Project, discussed below.  The Malhadinha concession in Portugal and the Crypto property in the U.S.A. are in the exploration stage, while the Aljustrel Project in Portugal is in the development stage.

PORTUGAL

The merger of Vestor and Auspex combined their joint venture interests in the Aljustrel and Estacao projects in south-central Portugal.  Each of Vestor and Auspex had a 50% interest in the Portugal Joint Venture (as defined below), which holds a 65.59% interest in the Estacao project (since combined with the Malhadinha project, as discussed below under " -- Malhadinha Concession") and now has a 100% interest in the Aljustrel Project through the acquisition of the PA shares.

Acquisition of the Portugal Properties and Formation of the Portugal Joint Venture

Under the terms of an arm's length share purchase agreement dated November 7, 1995 between Auspex, Portuglobal and Sven-Erik Setterberg and Manuel de Silva Antunes, Auspex acquired all the issued and outstanding shares of Portuglobal, a Portuguese company holding exploration concessions over the Montemor, Portalegre and Bigorne properties and a 50% joint venture interest in the Grandola concession then held by Redfern Resources Ltd. ("Redfern"; its name has since been changed to Redcorp Ventures Ltd.), under the terms of a joint venture agreement between Portuglobal, Redfern, Vestor and Cumberland.

On January 2, 1996, Auspex, Redfern, Vestor, Cumberland (collectively the "Joint Venture Partners") and Portuglobal entered into an agreement (the "Original Joint Venture Agreement") to jointly explore base metal interests in the Portuguese portion of the Iberian Pyrite Belt, with the parties holding the following interests in the joint venture (referred to hereinafter as the "Portugal Joint Venture" or "PJV"): Auspex (and Portuglobal) holding a 50% interest, Redfern holding a 16.68% interest and each of Vestor and Cumberland holding a 16.66% interest.

By way of a consortium agreement dated November 5, 1996 (the "Consortium Agreement") between Portuglobal and Empresa de Desenvolvimento Mineiro, S.A. ("EDM"), the Portuguese State mining company, Portuglobal acquired a 60% interest in the application for the Estacao concession.  Because the Estacao concession is located within the area of interest defined in the Original Joint Venture Agreement, it became part of the Portugal Joint Venture.  The Consortium Agreement was approved by the Instituto Geologico E Mineiro, the geology and mining agency of the Government of Portugal ("IGM") on April 29, 1997 and an exploration concession was granted on June 16, 1997, by the MIE to the EDM/Portuglobal consortium for a period of two years with the right to renew on an annual basis for up to an additional two years.

Effective December 3, 1997, Auspex, Redfern, Cumberland and Vestor announced that an agreement in principle had been reached with EDM whereby the Joint Venture Partners would have the option to acquire up to a 75% interest in the Aljustrel Project, a former producing base metals mine in south-central Portugal, adjacent to the Estacao concession, by, among other things, completing a feasibility study (at an estimated cost of up to US$15 million), involving extensive drilling and metallurgical test work, for the purpose of evaluating the commercial viability of returning the Aljustrel Project to production.  As discussed below, the feasibility study was completed in June 2000, with an update to the study completed in February 2001.  See " -- Aljustrel Project -- Feasibility Study."

Under the terms of an agreement dated January 6, 1998 (the "Assignment Agreement"), Redfern and Cumberland agreed to assign to Vestor their respective interests in the Original Joint Venture Agreement and in the assets thereunder, including those interests held in the Aljustrel and Estacao projects, in consideration of the issuance by Vestor to each of Redfern and Cumberland of 4,666,666 Vestor Common Shares at a deemed price of $0.75 per share.  As a result of this transaction, Vestor and Auspex then each held an undivided 50% interest in the Portugal Joint Venture.

In May 1998, Vestor and Auspex announced the completion of the initial due diligence review of the Aljustrel Project and in June 1998, the Vestor and Auspex announced that a final agreement (actually comprising two agreements) had been signed with respect to the Aljustrel Project.

The first agreement (the "PA Agreement") was dated April 29, 1998 and is between Pirites Alentejanas, S.A. ("PA"), a private Portuguese company which holds the mining concessions, mining and milling assets and other real and personal property comprising the Aljustrel Project, and AGC Minas de Portugal, Lda. ("AGC"), a Portuguese subsidiary formed in March 1998 by Vestor and Auspex as successor to the Joint Venture Partners, acting on behalf of Vestor and Auspex.  Each of Vestor and Auspex then held a 50% interest in AGC.  AGC entered into a trust agreement dated June 11, 1998 with Vestor and Auspex, as beneficiaries, pursuant to which AGC acknowledged that it had entered into the PA Agreement and the EDM Agreement (defined below) on behalf of Vestor and Auspex and that Vestor and Auspex were entitled to an undivided 50% right, title and interest in and to all profits, advantages, losses, obligations and liabilities arising from the PA Agreement and the EDM Agreement.

Under the terms of the PA Agreement, Vestor and Auspex agreed, through AGC, to satisfy certain minor creditors of PA (which requirement has already been satisfied by payment of approximately $440,000) and to commence a work program on the Aljustrel Project designed to complete a feasibility study (at an estimated cost of up to US$15 million).  The feasibility study was completed in June 2000 and updated in February 2001.  See " -- Aljustrel Project -- Feasibility Study," below.  The obligations of Vestor and Auspex under the PA Agreement were subject to Vestor, Auspex, and EDM executing a shareholders agreement as shareholders of PA.

The PA Agreement provided that the feasibility work program, consisting of extensive drilling at the Moinho and Feitais deposits, metallurgical testwork and environmental studies, had to be completed within 36 months of the date of the PA Agreement, and within four months of completing the work program, Vestor and Auspex would have to prepare and deliver the feasibility study.  (As noted above, the feasibility study was completed in June 2000.)  Expenditures made by Vestor and Auspex towards the work program would be credited by PA and convertible into shares of PA upon the decision being made to proceed to commercial production.

Within 60 days of delivery of the feasibility study, Vestor and Auspex (now the Company) had to notify PA of their decision to proceed to commercial production.  The PA Agreement was amended as of March 27, 2001, to provide that the Closing Date (as defined therein) would not fall after March 1, 2002.  If Vestor and Auspex elected to proceed, within 180 days of the notification, Vestor and Auspex would have to pay to the creditors of PA an aggregate of US$3.6 million (based on late 2000 exchange rates) and subscribe for up to a 75% equity interest in PA by providing the financing required in order to bring the project into commercial production.  PA would approve the increase in its share capital and arrange for the appointment of nominees of Vestor and Auspex (now the Company) to the PA board of directors, such that the Vestor and Auspex nominees would comprise a majority.

The second agreement (the "EDM Agreement") was dated May 29, 1998 and was between AGC, acting on behalf of Vestor and Auspex, and EDM, PA's majority shareholder holding more than 75% of its share equity.  Under the EDM Agreement, EDM acknowledged that Vestor and Auspex's expenditures towards the work program under the PA Agreement would be credited to Vestor and Auspex (now the Company) and convertible into shares of PA upon electing to proceed to commercial production.  EDM also acknowledged that Vestor and Auspex were exempt from liability for any environmental rehabilitation work necessary due to historical exploitation on the Aljustrel property.  In the event that PA were required to carry out any rehabilitation work, Vestor and Auspex (now the Company) would be reimbursed for the costs by EDM.

On December 20, 2001, the Company, through another 100%-owned Portuguese subsidiary, AGC Minas de Portugal SGPS, Unipessoal, Limitada ("AGC SGPS"), entered into a new agreement with EDM that replaces and supersedes the PA Agreement and the EDM Agreement (the "PA Purchase Agreement"), pursuant to which the Company purchased EDM's 75% equity interest in PA in consideration for approximately US$5.4 million, of which US$1.25 million has been paid, with the balance payable in annual installments of US$ 1.58 million beginning twelve months after the commencement of production from the Feitais deposit.  The unpaid balance will be treated as a term loan with interest charged at the Euribor reference rate.  However, payments are required to be made only while production continues.  Other essential terms of the PA Purchase Agreement are as follows:

•

  The Company agreed to convene a general meeting of PA as soon as possible in order to appoint new officers and reorganize the capital structure of PA.  Through the reorganization, which was completed in November 2002, the Company owns in excess of 99% of the share capital of PA at no additional cost to the Company;

  The Company also purchased the accounts receivable of EDM due from PA under a previous PA bankruptcy agreement.  The total of US$7.9 million of debt acquired is to be repaid annually to EDM in four equal installments, with no interest attached, commencing twelve months after completion of the above payments for the PA shares.  These payments are also payable only while production continues;

  The remaining post-bankruptcy accounts receivable owing to EDM from PA have either been transferred to the Company or will be replaced in full by "price participation" from future production.  The "price participation" that EDM will receive will be calculated at the rate of 8% per payable pound of zinc in excess of US$0.55 whenever the annual zinc settlement price averages over US$0.55 per pound (e.g. If the price averaged US$0.60 for a year EDM would be paid US$0.004 per pound).  This is payable for a ten year period and the base price will be adjusted after five years to account for the effects of inflation; and

  Liability for the clean-up of areas associated with old mine workings will remain with the Portuguese State.

Aljustrel Project

Summary Description of Aljustrel Project; Recent Operating History

The Aljustrel Project includes two mining leases, Aljustrel and Gaviao (one lease is currently owned by PA and the other is still held by EDM), which cover four massive sulfide, polymetallic (copper, lead, zinc, silver) deposits: the Moinho, Feitais, Gaviao and Algares deposits. An infrastructure is in place that includes a mineral process mill complex, a tailings facility, extensive underground development, a rail line and a dedicated concentrate handling port facility.

Mining History.  Mining in the Aljustrel area dates back to at least Roman times when outcropping orebodies at St. Joao and Algares were smelted for their gold content.  In modern times, from the 1850s up to the late 1980s, the four massive sulfide deposits (Algare, St. Joao, Feitais and Moinho) were exploited primarily by underground mining methods for their sulfur content.  The operations were briefly shut down during World War II.

In 1991, a new phase of operation focusing on base metal production commenced, when PA (Pirites Alentejanas, S.A., a private company controlled by EDM, the Portuguese State mining company) fully developed the Moinho Mine, partially developed the Feitais Mine, and constructed a fully autogenous 1.15 million tpy flotation mill to produce copper, lead and zinc in concentrates, at a capital cost of US $130 million.  The capital costs to develop the mine and construct the mill were financed by EDM and commercial banks.  EDM is the only party currently associated with the Aljustrel Project that has an outstanding debt from these previous operations.  The amount of that debt is currently approximately US $11.0 million.

Mining activities continued from 1991 to early March 1993, when the operations were halted due to low metal prices and operating difficulties as summarized below.  The operation has been on care and maintenance since that time.

Operations During 1991-1993.  The Aljustrel facilities were initially designed to treat 1,150,000 tonnes per year of ore through an autogenous/pebble mill grinding circuit followed by differential flotation to recover concentrates of copper, lead and zinc.  A number of problems prevented the facility from consistently achieving the design throughput or the metal recoveries.  The maximum design throughput achieved was 90% of capacity, while metal recoveries were 37% below planned levels.

Because cut-off grades were not utilized in determining mineable ore reserves (and therefore were not utilized in mining practice) and because multiple ore types were mined concurrently, ore feed to the mill was extremely variable as to mineralogy and metal content.  This caused controls for grinding and reagent quantities to be extremely difficult to manage, and metal recoveries and concentrate grades suffered as a result.

Unfortunately, the mill constructors chose not to include a feed crushing and screening plant ahead of the grinding circuit as recommended by the designers.  This led to segregation of rock fragments within the stockpile and a buildup of "critical size" material in the primary (autogenous) mill.  As a result, severe wear occurred throughout the grinding circuit and the buildup also caused numerous shutdowns due to overloads.  Overgrinding occurred, which produced a large amount of slimes in the mill discharge and resulted in lower than planned metal recoveries.  Exacerbating this situation was the fact that each time the grinding circuit was shut down, large circulating loads of metal within the flotation circuit were dumped to tailings and discarded.

The constructors also chose to exclude a process water treatment facility, which led to additional metallurgical problems and lower recoveries.

PA ceased operations at Aljustrel in March 1993 due to continuing operating losses and an inability to pay down the accumulated debt.  Accumulated losses were reported as of the December 31, 1992, audited statements to be 8.3 million contos (approximately US $36 million) and liabilities were reported to be 23.4 million contos (approximately US $101 million).  As the operating company, PA was responsible for the development and operation of the Aljustrel Mine.  To the extent that factors such as grade control and mill design were within its control, PA was responsible for the lack of profitability of the base metal mining operation.  However, the profitability of the mine was also impacted by external factors not within PA's control, such as low metal prices.  Also, PA had always been controlled by the Portuguese State mining company, EDM, and many of the management and labor policies of PA had been dictated by EDM.

The Company will be responsible for any environmental liabilities related to the current operation, such as the three main tailings and water dams.  The Company would also be responsible for the closure of the mines that are in future operated by PA (e.g., Feitais and Moinho, as well as any additional deposits that may be discovered or developed, such as Estacao).  The Portuguese government (through EDM) has carved out areas that have environmental liabilities resulting from mining operations that go back to Roman times.  These areas include a number of open pits and waste piles that are causing acid mine drainage.

Option of Company Subsidiary (AGC) to Acquire 75% of PA.  Under the terms of the original PA Agreement, the Company's subsidiary, AGC, had to complete a feasibility study involving extensive drilling and metallurgical test work, and would then have the right to acquire up to a 75% equity interest in PA, by providing the capital financing required to bring the project back into production and by paying approximately US$3.6 million (based on late 2000 exchange rates) in debt to existing project creditors.  A feasibility study completed in June 2000, as updated in February 2001, estimates the total full forward costs to bring the project back into production to be approximately US$69.2 million, including working capital.  See " -- Feasibility Study," below.  As discussed above, in December 2001, the Company, through its wholly-owned subsidiary AGC SGPS, entered into an agreement with EDM pursuant to which the Company purchased EDM's 75% equity interest in PA for consideration of approximately US$5.4 million.  See " -- Acquisition of the Portugal Properties and Formation of the Portugal Joint Venture," above.

The management and labor policies of PA were previously dictated indirectly through EDM, the Portuguese State mining company that formerly controlled PA.  Now EuroZinc (through AGC SGPS, its Portuguese subsidiary) is the controlling shareholder in PA and PA has ceased to be a "State-owned mining company."  The Company expects that the approximately 82 current PA personnel will remain on staff if EuroZinc is able to put the operation back into production.  These personnel comprise maintenance staff, administration, and some engineering personnel.  Certain key positions, such as General Manager, Assistant General Manager, and Mine Manager, have been filled by personnel other than current employees of PA.  Other key positions, such as Mill Manager, remain to be filled.  The mining staff would be recruited locally, and the Company expects that a large number of miners currently living in Aljustrel and commuting to the Neves Corvo mine (40 km away) would be candidates to fill the positions.

Site Location and Local Infrastructure

The Aljustrel deposits are located in the southwest part of the Iberian Peninsula in southern Portugal.  The area has a Mediterranean climate that is characterized by long, dry summers and short, moderate winters.  The area is commonly covered by thin soil with rare weathered outcrops.

The site is accessible by major highways from Lisbon or Faro, which have daily international flights from London and other locations in Europe.  Rail transport connects the processing plant with the loading facilities located at the deep-sea port at Setubal.  Electrical power is obtained from the main power grid that services southern Portugal.

Geology

The Aljustrel Project is situated in the Iberian Pyrite Belt, which forms the main part of the South Portuguese Zone of the Iberian segment of the Variscan Fold Belt. The South Portuguese Zone is subdivided into several tectono-stratigraphic units that from oldest to youngest are:  (i) Phyllite-Quartzite Group (PQ), (ii) Volcanic-Siliceous Complex (VS), and (iii) Flysch or Culm Group.  The PQ occurs mainly in the cores of anticlines and consists of slates, quartzites and minor conglomerate and limestone.  Micro and macro fossils from limestone units near the top of this unit are Upper Devonian age.

Feasibility Study

In June 2000, EuroZinc completed a positive Final Feasibility Study for the Aljustrel Project. Steffen, Robertson and Kirsten (Canada) Inc. (SRK) were the lead consultants for the engineering group that completed the study, which also included Rescan Hatch, Knight Piesold Ltd., Hallam Knight Piesold Ltd., Rescan Environmental Services, International Metallurgical & Environmental Inc., and Merit Consultants International Inc.  An update to the Final Feasibility Study, which contemplated expanding production to 1.80 million tonnes per year, was completed in February 2001.  Economic projections in this document are based on the Feasibility Study update.

Production.  The Final Feasibility Study is based on a 1.80 million tonne per year underground mine producing an average of 176 million pounds of zinc, 40 million pounds of lead, and 1.3 million ounces of silver per year for the first nine years, followed by copper production at the average rate of 33 million pounds of copper per year for two years.  The orebody and the ore transportation system have the potential to allow for increased production to over two million tonnes per year.

Reserves.  The combined proven and probable (recoverable) zinc reserve from Feitais and Moinho is 14.4 million tonnes at a fully diluted average grade of 5.53% zinc, 1.77% lead, 0.26% copper, and 63 grams per tonne silver.  The recoverable copper reserve at Feitais totals 1.6 million tonnes at 2.16% copper.  Information on reserves and mineralized material for these properties is shown in the table below.

ALJUSTREL RESERVES AND MINERALIZED MATERIAL

Proven and Probable Zinc Reserve
millions of Tonnes	Zinc (%)	Copper (%)	Lead (%)	Silver (gpt)
13.80	5.53	0.26	1.77	62.91

Proven and Probable Copper Reserve
millions of Tonnes	Zinc (%)	Copper (%)	Lead (%)	Silver (gpt)
1.61	0.97	2.16	0.27	14.26

Mineralized Material - Zinc
millions of Tonnes	Zinc (%)	Copper (%)	Lead (%)	Silver (gpt)
1.74	4.99	0.47	1.85	56.40

Mineralized Material - Copper
millions of Tonnes	Zinc (%)	Copper (%)	Lead (%)	Silver (gpt)
3.20	1.11	1.99	0.43	18.61

It is expected that the mineable reserves of both zinc and copper will expand with additional drilling by converting mineralized materials into reserves, and by expansion of the deposits down plunge and down dip.  The Final Feasibility Study does not include the Estacao and Gaviao deposits, which the Company believes have the potential to add mineralized material that may be convertible into reserves.  The Company believes that potential also exists to discover new deposits in the surrounding Malhadinha concession.  As a result, the Company expects a mine life in excess of that used in the feasibility study, with an opportunity to increase production capacity and extend the production of higher grade ore in the first ten years of operation.

The reserve estimate for the Aljustrel Project was carried out by SRK Engineering, based on geological interpretation and modeling completed by EuroZinc geologists.  SRK spent time on site, and worked closely with EuroZinc geologists to evaluate and refine the geological interpretation.  Three dimensional computer models were created for each of the Aljustrel massive sulfide deposits.

With the completion of the geologic models, a geostatistical analysis was completed in order to identify any geological domains (areas of the deposit with distinct grade distribution and physical characteristics) and to evaluate the spatial distribution of grades in order to select the grade interpolation method best suited for the deposit.  Geostatistics has proven to be a useful tool in resource estimation and is now commonplace in many operations and almost always required at the prefeasibility/feasibility level by most financial institutions.

In order to complete the resource estimate for the Feitais and Moinho deposits, SRK used the following approach:

•

  creation of geological model,

  evaluation of data quality,

  geostatistical analysis,

  grade interpolation,

  resource classification.

More than 1,700 specific gravity measurements were completed on drill core from the Feitais and Moinho deposits by the previous operator.  The specific gravity determinations were completed onsite using a water displacement methodology.  Bulk densities of 3.3 and 4.6 tonnes per cubic meter were used to convert volumes to weight for the stockwork mineralization and the massive sulfide mineralization, respectively.

Mining dilution was added at 0.5% for primary stopes and 2.5% for secondary stopes.  These relatively low values reflect the strength and stability of the hanging wall, which is planned to be massive sulfide.  The reserve estimate for Aljustrel is of recoverable material, with mining recovery estimated to be 90%.

In the opinion of SRK, the density of assay data and the knowledge of the deposit geometry provide sufficient confidence to determine Proven and Probable Reserves and to complete a mine design and mine plan.  Proven Reserves are located adjacent to underground workings where the data density is typically less than 15 meters, and includes both diamond drill holes and underground channel samples.  Probable Reserves are defined primarily within that portion of the deposit having a drill density of approximately 40 m or less.

Metallurgy.  Extensive metallurgical studies have been conducted on ore from both Moinho and Feitais.  More than a thousand tonnes of ore from underground bulk samples have been processed at the Aljustrel pilot plant.  In addition, composite samples from drill core throughout the Feitais deposit have been tested at the laboratory scale.

Two concentrates, zinc and lead, will be produced by standard flotation during the first nine years of production, followed by copper for the last two years.  Results indicate zinc recovery rates of 81% to a concentrate grading 50% zinc from the Feitais deposit.  Lead recoveries are expected to be 58% to a lead concentrate grading 50% lead and 1150 grams per tonne silver.  Silver recoveries are projected to be 37%.  Copper recoveries are expected to be 84.5% to a concentrate grading 23% copper.

Further improvements in recovery rates are possible and test work is ongoing.  Discussions with several smelters in Europe suggest that all of the zinc concentrate will be marketed in Europe, while the lead concentrate may be marketed in both Europe and North America.

Production Schedule.  Production is scheduled to commence approximately twelve months from the date that project financing is in place.  Initial production will be from the Moinho deposit, which will provide cash flow while the Feitais underground development is completed.  Production from Feitais is scheduled to begin in the second year following commencement of project construction, with full-scale production from Feitais early in the third year.

Costs and Return.  Total capital costs for the project are estimated to be US $69.2 million, which translates into $0.045 capital cost per pound of zinc produced.  Repayment of PA creditors will require another US $3.6 million.  Modeled on a long-term average zinc price of US $0.51 per pound, the project payback on an equity basis is expected to be 3.4 years, with an after tax project IRR of 28.3%.  Cash flow over the first five years of production from Feitais is projected to average US $16.5 million per year.  Total operating costs are projected to be US $16.83 per tonne, and the average cost per pound of payable zinc in the first five years of production is projected to be US $0.39.

Financial Advisory Services.  In February 2001, the Company announced that it had engaged Warrior to provide financial advisory and investment banking services for the development of the Aljustrel Project.  Warrior is a division of Standard Bank London Limited, the international merchant banking arm of the Standard Bank Group.  The agreement provided that Warrior would, among other things, review financing sources and potential sources and terms of funds so as to establish a preliminary list of potential financiers, and also prepare an information memorandum (completed in August 2001), to include a detailed description of the Aljustrel Project, for presentation to the potential financiers.  The Company paid Warrior a total of US$100,000 for the preparation of the information memorandum, and a success fee of US$350,000 is payable on completion of the assignment.  The success fee, which is subject to reduction to US$300,000 in certain circumstances as set forth in the agreement, will be payable on a decision by the Company to proceed with development of the Aljustrel Project.  The agreement also provides for a broken deal fee of US$200,000, payable if an unrelated third party acquires the Company or if the Company sells or otherwise disposes of its interest in the Aljustrel Project.

Environmental and Waste Disposal Issues

Summary.  The Aljustrel Project is an existing operation, with operational permits already in place.  While there are some areas of past disturbance (i.e., areas of environmental contamination, such as waste piles, associated with past mining activity), the Company has been released from responsibility for areas of previous contamination.  An Environmental Management Plan has been prepared to govern the project reopening, operations and closure.

Historical Disturbances, Due Diligence and Agreements.  During due diligence investigations, AGC (a wholly-owned subsidiary of the Company) completed a full environmental review of past activities and existing environmental liabilities at Aljustrel.  These investigations determined certain areas of environmental disturbance and contamination from past mining activities.  During subsequent negotiations and before entering into any binding commitments, the Company and the Portuguese government (though EDM, the Portuguese State mining company) agreed to isolate these areas of past contamination.  Under the EDM Agreement entered into in May 1998 (see page ), and reconfirmed in the December 20, 2001 agreement pursuant to which the Company purchased EDM's 75% interest in PA, the Portuguese government agreed to indemnify EuroZinc from any existing or future liability associated with these areas.  It was agreed that EuroZinc will be responsible for any environmental disturbance it may create once it assumes operations of Aljustrel.  Accordingly, the Company has initiated a complete environmental monitoring program as a component of a comprehensive Environmental Management Plan to guide project development, operations and closure.

Permitting and Environmental Management Plan.  The permitting for the planned re-opening of the Aljustrel Project is addressed in a Portuguese federal Environmental Impact Assessment Directive (based on a European Union Directive).  The Portuguese Ministry of Environmental Affairs administers this legislation, which allows for the Ministry to except projects that they feel do not require a complete Environmental Impact Assessment, or for which previous authority has been granted and remains applicable.  The Aljustrel Project is the planned re-opening of an existing permitted mine/mill complex.  Therefore, the mine re-opening is exempt from the need for an Environmental Impact Assessment under authority of the Ministry of Environmental Affairs.  To re-initiate mine operations, it was agreed that an Environmental Management Plan would be submitted for approval to the Portuguese Instituto Geologico e Mineiro ("IGM"), which will coordinate obtaining related authorizations from the Ministry of Environmental Affairs and the Ministry of the Economy.  The IGM, a department within the Ministry of the Economy, is the Portuguese government's geology and mining agency.  The IGM works closely with the Ministry of Environmental Affairs on Environmental Management Plans for mines.

To allow the discharge of water from the project, an environmental permit will be required following submission of the Environmental Management Plan.  A permit to discharge from the existing treatment plant is current.

The Environmental Management Plan outlines the construction and operational aspects of the mine and includes details on proposed mine closure alternatives.  It describes an Environmental Management System that addresses:  air quality and noise, water quality, water and waste (hazardous and non-hazardous) management and spill and emergency responses.

The plan applies to all aspects of the site and covers construction, operations and closure.  As a component of the Environmental Management Plan, internal and external environmental audits will be conducted.

Finally, the plan incorporates decommissioning, closure and rehabilitation aspects of the project.  The Company is committed to closure that addresses the long-term requirements of the local community, minimizes long-term site management and liabilities and provides a healthy and productive environment.

Existing Workings

Condition.  All mine workings that are required for access in the feasibility study plans are in good condition.  These openings have been maintained and inspected regularly since the previous mine closure in 1993.  No significant deterioration has taken place.

Mining Methods.  The mining method to be used can be best described as blast hole open stoping with subsequent backfill.

The stopes will be developed from a footwall access ramp and stope production will report by orepass to an underground crushing station.  Crushed ore will be transported to surface and the mill through an underground conveyor ramp and an overland conveyor.  All underground development will be carried out by modern electro-hydraulic or diesel mobile equipment.

Production openings will be defined by 20 meter stopes separated by 20 meter pillars as measured along the strike direction.  Stope widths are determined by a 4.5% zinc grade cut-off and are variable, but typically 24 meters.  Stope heights are also variable depending on ore geometry but are typically 40 meters.  Stopes will be undercut at the drawpoint level and overcut at the top cut level using conventional electro-hydraulic jumbos.  Ore between the top and undercut levels will be removed through a combination of 89 mm upholes and 115 mm downholes.  Blasting will be done with traditional ANFO explosives.  Stopes will be drawn empty and subsequently filled with cemented rockfill containing 5% cement by weight.  Pillars will be filled with uncemented rockfill. The mining method is used extensively in the industry.

Planned Mill Remediation.  Little mill remedial work is required as essentially all existing equipment has been well maintained during the shutdown since 1993.  This equipment will be used in the feasibility plans and will only require some re-piping and modification of reagent addition systems and instrumentation.

To complement the existing equipment, substantial new equipment will be purchased and installed to increase both the grinding and flotation capacity.  Grinding capacity will be increased largely through installation of new tower-mills.  Lead flotation will be done in the existing installation while zinc flotation will be done in new installations adjacent to the existing mill. Conventional tank cells and one new column cell will be added.

In February 2001, the Company announced that it had signed a letter of intent with Outokumpu Mintec OY, a Finnish company, in which the Company agreed to utilize a technology and equipment package provided by Outokumpu to modernize and add new process sections to the concentrator plant at Aljustrel.  Outokumpu will provide a process guarantee of ore throughput and metal production from the process plant.

In addition to the new grinding and flotation equipment a new water conditioning plant will be built to allow water to be conditioned prior to use in the plant or to discharge as appropriate.

Ancillary facilities such as shops, change-rooms and offices will be used with only minor modifications.  Construction manpower will peak at about 300 persons while ongoing permanent direct hire jobs will number about 350.

Employees.  It is anticipated that 321 direct employees and 27 contract employees will be utilized at the mine site and 3 direct employees and 6 contract employees in Setubal, the deep sea port at which the mine's loading facilities are located.  The current workforce is approximately 100.

Project Implementation Plan

Management.  The Company will establish a Project Group to undertake the execution of the Aljustrel Project.  It will be comprised of the Company team working with outside specialists and consultants to undertake the engineering, procurement and construction management of the project.

The overall project capital program will take about two years from the start of construction.

The project team will use competitive tendering and negotiations to ensure that the best quality material, equipment, and contractors are obtained for a fair market value.  Emphasis will be placed on using locally available labor, materials and equipment wherever reasonable, and provided it does not add a premium to the cost of the project.  The use of PA's existing work force at the site will be considered for some phases of the work, particularly those associated with the pre-development mining, surface maintenance, warehousing, project administration and controls, as well as mill mechanical and piping installations.  (PA, the operating company for the Aljustrel Project, is now controlled by the Company, as discussed above.)

Staffing.  The following senior personnel are currently in place.  They are dedicated to the Aljustrel Project and will form the initial senior operations management team.

James Drake, P. Eng., General Mine Manager, has 25 years of experience with Cominco.  He is a former General Manager of the Quebrada Blanca mine in Chile, Manager of the Rubiales Mine in Spain, Manager of the Troya Mine in Spain and the General Superintendent of the Polaris Mine in Canada.

Ken Lowe, Assistant General Manager, Vice President and Comptroller of EuroZinc, has 30 years of financial and administrative management experience in mining.  Most recently, he was Vice President and Comptroller of Princeton Mining Corporation and President of Similco Mines Ltd.

Robert Powers, P. Eng., Mine Superintendent, has 22 years of underground mining experience and has held senior supervisory positions at base and precious metals mines.

Adriano Barros, Mining Engineer, V.P. Business Development - Portugal, has 30 years of mineral development experience in Portugal.

Gois Franco, Mechanical Engineer, Maintenance Superintendent, is the current maintenance superintendent with PA.

Ana Isabel Bras, Lawyer, Manager of Human Resources, is the current Manager of Human Resources for PA.

Joao Afonso, Professional Accountant, Manager of Finance, is the current Manager of Finance for PA.

Malhadinha Concession

Malhadinha is an exploration concession previously held through the Portuguese subsidiary, AGC, and comprises what were formerly two separate concessions, Estacao and Malhadinha.  Estacao, which was formerly held by Portuglobal (see below), was incorporated into Malhadinha in June 2000.  The concession now totals 38.9 square kilometers and surrounds the existing Aljustrel and Gaviao mining leases.  In June 2002, Exmin, a Portuguese State Mineral Exploration Company, transferred its 25% interest and EuroZinc (AGC) transferred its 75% interest into PA.  As a result, EuroZinc now has a 100% interest in the concession.

The term of the license is two years with the right to renew on an annual basis for up to three years.  At the end of each renewal year, the Company must reduce the concession by 50% and submit a new work program.  The Company completed its fourth year of exploration (second extension period) on September 30, 2002, having met its work commitments to date, and has applied for a third extension period . As of December 31, 2002, the Company's portion of the expenditures on Malhadinha (including expenditures on the former Estacao concession) totaled Cdn$1,480,717.

Estacao Exploration

Portuglobal originally acquired a 60% interest in the Estacao concession under the terms of a Consortium Agreement with EDM, dated November 5, 1996.  Portuglobal drilled ten holes from July 1997 through December 1997, totaling 5,351 meters, and later drilled an additional six holes from December 1998 through June 1999, totaling 1,082 meters.  The initial ten drill holes (ES9701 through ES9710) were collared on the Estacao exploration concession to the northwest of the Feitais massive sulfide as part of a Phase I exploration program carried out before the Aljustrel Joint Venture had been signed.

Phase I of drilling on the Estacao exploration concession included 10 consecutive drill holes (5,351 meters) intermittently spaced over a distance of 450 meters.  This included holes ES9701 through ES9710.  The objective of the program was to determine the depth of mineralization and its potential horizontal strike extent from previously known drilled hole intercepts.  All holes pierced massive sulfide, except for hole ES9704, which was lost due to bad ground conditions within the north trending Represa fault.  Highlights include ES9705, drilled in the central part of the Estacao sulfide mass, that includes 28 meters true width averaging 6.01% zinc, 2.15% lead, 0.14% copper, 50 grams per tonne silver and 0.10 grams per tonne gold.

Phase II of the drilling was designed to test how close to surface the southeastern extensions of the Feitais deposit actually comes.  Six drill holes (FS9823 through FS9826 and FS9957 and FS9958) totaling 1082 meters were all collared within 80 meters of the Aljustrel Lease boundary.  Highlights include FS9823 which intersected 12.2 meters of massive sulfide with the last 8.2 meters averaging 5.02% zinc, 2.03% lead, 0.28% copper, 65.15 grams per tonne silver and 1.46 grams per tonne gold.  Hole FS9858 was initially collared on the Aljustrel lease, but the lower half of the drill hole crossed over onto the Estacao concession.  Consequently the costs were applied proportionally.

Under the terms of the contract with the Portuguese Government, Portuglobal was required to spend the equivalent of 30,000,000 Escudos (approximately Cdn $232,890) by June 16, 2000 during the third year of the license agreement.  The Company met these commitments by completing an additional 1,200-meter drill program in May and June 2000, prior to the concession being incorporated into Malhadinha.

Malhadinha Exploration

The Malhadinha concession, outside what was previously Estacao license, was originally granted to the Company in October 1999.  The concession has been the focus of various regional exploration campaigns in the past by Portuguese State agencies and private companies.  Although these field programs identified various gravity targets along geological strike to the known ore bodies at Aljustrel, none of these anomalous areas have been adequately explained, or in some cases, even tested by ground geophysics or diamond drilling.  EuroZinc has now re-processed the available gravity data and had that data interpreted.  Two gravity targets were drill tested during 2000, and both anomalies were attributed to geological sources other than massive sulfide deposits.  Several targets remain to be tested.  An infill hole was drilled on the Estacao deposit (now included in the Malhadinha concession) during 2002.  The drill hole intersected 43.7 meters of massive sulfide, which included 21.7 meters of zinc-rich mineralization that graded 8.89% zinc and 2.79% lead at the upper contact of the massive sulfide, and 1.88 meters of copper-rich stockwork mineralization grading 3.37% copper immediately below the massive sulfide.

OTHER PROPERTIES OF THE COMPANY

Crypto Zinc Deposit - Utah

In June 2001, the Company and Vaaldiam Resources Ltd. (based in Toronto, Ontario) concluded an agreement pursuant to which the Company acquired from Vaaldiam the Crypto zinc deposit in Utah for shares and future consideration.  The Crypto deposit is a carbonate hosted skarn/manto deposit.  Significant exploration work on the deposit was completed previously by Utah International Inc., followed by Cyprus Minerals Corporation.  This work included over 80,000 feet of diamond core drilling and preliminary metallurgical test work.  The mineralization is open to depth and along strike.

The Crypto deposit is held by the Company's wholly owned subsidiary, N.P.R. (U.S.), Inc.  The agreement with Vaaldiam involved the purchase of N.P.R. by the Company for an initial payment of 1,000,000 shares of the Company and a future cash payment of $1,000,000 Cdn. upon completion of the financing necessary to bring the deposit into production.  In addition a royalty of 1.5% of Net Smelter Return will be paid to Vaaldiam on all future production from Crypto.

ITEM 5     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This discussion and analysis should be read in conjunction with the consolidated audited financial statements of the Company for the fiscal years ended December 31, 2002, 2001 and 2000, and related notes thereto included herewith and with the selected data set forth in Item 3 above.  The consolidated financial statements for the Company have been prepared in accordance with Canadian generally accepted accounting principles.  Except as described in Note 14 to the consolidated financial statements, there are no material measurement differences, for the purposes of these financial statements, between accounting principles generally accepted in Canada and the United States.

Critical Accounting Policies

For the Company's exploration activities, there is no production, sales or inventory in the conventional sense.  The Company's financial success will be dependent upon the extent to which it can discover mineralization and the economic viability of developing such properties.  Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty.  The sales value of any mineralization discovered by the Company is largely dependent upon factors beyond the Company's control such as the market value of the metals produced.

As the carrying value and amortization of the mineral properties and capital assets is, in part, related to the Company's mineral reserves, the estimation of such reserves is significant to the Company's financial position and results of operations.

A.

Operating Results

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Net loss for 2002 increased by $3,350,295 to $6,523,281 ($0.10 per share) as compared to a net loss of $3,172,986 ($0.05 per share) in 2001.  The increased loss was due mainly to an increase in foreign exchange loss of $2,124,266, and an increase in interest expense related to the accretion of convertible loans and long-term payables of $1,410,225.

Capitalized development costs incurred in 2002 totalled $4,487,886, compared to a total of $1,887,958 incurred in 2001.  The Aljustrel project accounted for $4,425,432 of the 2002 total, compared to a total of $1,885,435 in 2001.  Wages were the most significant development cost, totaling $1,476,928 in 2002 for approximately eighty-two employees employed by PA through the year.  Management salaries for the Aljustrel project totalled another $643,990 in 2002, including both expatriate managers and existing PA managers, compared to a total of $571,236 in 2001.  Electricity costs were the next most significant development cost in 2002, totaling $460,656, where there were no such costs in 2001 as the Company did not own the Aljustrel mine and related facilities and infrastructure.  The balance of the Aljustrel development expenditures---in order of magnitude---were for site office costs ($533,935), materials and supplies ($428,745), engineering ($223,689), security ($187,250), and geology ($155,755).  All of the increases in Aljustrel development costs can be attributed to the acquisition of PA at the end of 2001. The annual costs are not expected to change significantly in 2003 while the company is maintaining the facility on a care and maintenance basis.

Operating and administration expenses totalled $4,073,262 (after cost recoveries) in 2002, compared to a total of $2,896,323 in 2001.  The increase was due primarily to the increase in actual interest expenses related to the Company's convertible loan facilities with the Resource Capital Funds and the interest bearing long-term debts payable to EDM totaling $693,478, and the interest recorded on accretion of the Company's convertible loans and long-term payables totaling $2,152,638.  The interest expense related to the accretion of convertible loans and long-term payables is to reflect the "financing" cost of these debt instruments and to bring their fair value to face value over the term of the debt; it is not a cash expense.  The actual interest expense increased in 2002 because, even though interest rates were lower in 2002, the principal amount of the facilities increased by US $2,950,000 in 2002.

Most operating and administration expenses remained steady or decreased compared to 2001 amounts. 2002 expenses such as accounting and legal, insurance, filing and transfer agent fees, investor relations, management fees, printing, and travel all decreased slightly or remained relatively consistent with 2001 expenses.  Others such as consulting fees, office costs, rent, and wages decreased by an aggregate of $689,744 (59%), reflecting the "downsizing" of the Vancouver head office after completion of the feasibility study.

The Company has a foreign exchange loss (unrealized) of $2,326,172 in 2002 as the Euro appreciated 15% against the Canadian Dollar in 2002.  The Company has long-term debts to EDM and other Portuguese creditors of approximately 16,428,000 Euros (face value) due to the acquisition of PA, and in 2002 the Company implemented the new Canadian accounting standard on foreign currency translation:  foreign exchange gains and losses on long-term debt associated with integrated foreign operations are now no longer amortized over the term of the debt, but are charged to earnings in the period they arise.  Depending on the stability of the Canadian dollar relative to the European Euro, foreign exchange gain or loss will continue to occur in the future.  The Company does not have a hedging policy to mitigate the impact of foreign currency fluctuations.  However, the Company has adopted a policy of converting funds when they are received into the required currencies in the proportions historically expended to provide some protection against future currency fluctuations.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

For the year ended December 31, 2001, losses were $3,172,986 ($0.05 per share) compared with $2,501,729 ($0.05 per share) for the year ended December 31, 2000.  An additional $1,887,868 was invested in the development of the Aljustrel Project and the related Malhadinha exploration concession in 2001, compared to a total of $4,020,105 invested in those projects in 2000.  A total of $14,272,878 was incurred in 2001 to acquire the Aljustrel operating company, PA, and N.P.R. (US) Inc., which owns Crypto mineral deposit in Utah.  No funds were spent on acquisitions in 2000.

A total of $1,885,435 was spent on the development of the Aljustrel Project in 2001, reduced significantly from the $3,404,333 spent in 2000, as a result of the completion of the feasibility study.  The majority of the expenditures in 2001 were for onsite staff at Aljustrel such as engineers and geologists.  There were reductions in expenditures in all categories in 2001, but the greatest reductions were in drilling expenses and engineering.  There was no drilling in 2001, compared to the $202,655 spent in 2000 to complete the feasibility study, and engineering expenses were reduced from $1,050,054 in 2000 to $349,510 in 2001, as external consultants were no longer required.  A total of $13,926,665 (a combination of cash and deferred payments - see Note 3(a) to the Company's audited financial statements included herewith) was spent to acquire control of PA.

A total of only $9,733 (before recoveries) was spent on exploration on the Malhadinha concession in 2001, compared to the $615,772 spent on the concession in 2000; the Company could allocate only very limited funding for exploration and the work commitments for the current phase had already been met.  A small amount of geophysical survey analysis work on gravity targets on the concession was completed in 2001.  Exploration expenditures on Malhadinha were to increase slightly in 2002 as a second extension period for the concession begins.  The Company was required to spend a minimum of $25,000 on the concession and complete at least one drill hole, and met these requirements.

A total of $346,213 was spent ($320,000 in common shares and $26,213 in related acquisition costs) to acquire the Crypto property in Utah, U.S.A.  There were no exploration expenditures on the property during 2001, and the Company did not carry out any exploration work on this property in 2002.  The last of the exploration and acquisition costs of the property interests not related to Aljustrel or the Crypto property were either written down or written off in 2001, a total of $100,002.

Operating and administration expenses totaled $2,896,323 (after cost recoveries) in 2001 as compared to $2,495,385 in 2000.  In many categories---such as filing and transfer agent fees, investor relations, office, printing and rent costs, and wages---costs were reduced significantly in 2001, by a total amount of $261,604 from 2000.  This was a result of reductions in office space and personnel, as the feasibility study work came to a close and the commodity and equity markets began their downturn.  However, there was a significant increase in the category of consulting fees, to $560,120 in 2001 from $226,436 in 2000, as a result of payments to financial advisors, Warrior and RCF Management.  Also, interest and bank charges increased, to a total of $1,121,570 in 2001 from a total of $855,143 in 2000, primarily as a result of the accretion of $742,413 in interest for the calculated debt component of the $5,929,968 (US$4 million) convertible loan  (see Note 7(a) to the Company's audited financial statements included herewith), and an increase in the overall convertible loan balance for the year.

The Company had a $201,906 foreign currency loss in 2001, compared to a loss of $12,810 in 2000, due mainly to recalculation of the exchange rate at year end on the outstanding convertible loan balance.

B.

Liquidity and Capital Resources

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Operating Cash Flow

The total amount of cash used by the Company for its operating activities in 2002 was $1,876,000, after allowance for non-cash items and before changes to non-cash working capital items, compared to a cash outflow of $1,487,162 in 2001.  The increase in the 2002 total can be attributed primarily to the increase in the actual interest expense associated with the convertible loan facilities and to $380,805 in expenses associated with the reorganization of PA.

The operating cash outflow after allowing for changes in non-cash working capital accounts was $1,504,521 in 2002, which was very comparable to the operating cash outflow in 2001 of $1,568,144.  The increase of $371,479 in non-cash working capital accounts in 2002 was primarily due to the increase in accounts payable and accrued liabilities for interest and non-resident withholding taxes due on the convertible loan facilities.

Investing Activities

The Company invested a total of $4,494,458 in 2002, almost all of which was again related to the capitalized development costs associated with the Aljustrel mine.  Relatively small amounts associated with the drilling on the adjacent Malhadinha exploration concession ($53,026) and maintenance of the Crypto property in the United States ($9,428) were also capitalized.  The annual investment required to maintain PA and the Aljustrel mine project is significant for a company such as EuroZinc that is not currently generating revenue from operations, but management considers the investment justified, based on the potential returns that the mine can generate once the price of zinc returns to its long term average and the mine is brought back into operation.

Financing Activities

Financing activities totalled $5,605,552 during 2002.  The Company raised a total of $1,008,370, net of expenses, through a rights offering in the first half of the year (see discussion below under " -- Year Ended December 31, 2001 Compared to Year Ended December 31, 2000 -- Cash Resources and Liquidity").  A total of $4,613,645 was also raised through a series of convertible loan facilities negotiated with the Resource Capital Funds.  These loans are convertible into common shares of the Company.  Please refer to notes 7(a) and (b) of the consolidated financial statements for the conversion prices and exchange rates as they vary based on the amounts and dates of the advances.

Subsequent to year-end, the Company received an additional $1,560,000 from Resource Capital Funds under the same terms as the loan facilities negotiated during 2002.

Cash Resources and Liquidity

As of December 31, 2002, the Company had a working capital deficiency of $6,809,995, as compared to a working capital deficiency of $5,240,000 at December 31, 2001.  The largest component of the working capital deficiency is the $6,241,525 portion of the convertible term loans allocated to current debt.  During 2002 the term of the loans was extended from December 31, 2002, to December 31, 2003, in return for an amendment of the conversion prices (see note 7 (a)). However, as the loans are once again due at the end of the current year the debt is recorded as a current liability.  The remaining $6,500,627 in convertible loans is currently due on December 31, 2004 and as a result is not recorded as a current liability.  The Company is currently in discussions with the Resource Capital Funds to consolidate all of the convertible demand loan facilities established during 2001, 2002, and subsequent to the 2002 year-end into one convertible facility with a fixed term.  Other payables of $597,530 are related to housing to be transferred to employees of PA over a number of years, and as such are not considered to be a working capital item.  Long-term payables of $17,301,513 are all related to the purchase of the Portuguese government mining corporation's interest in PA, and are contingent on the Aljustrel mine going into production.  The Company plans to meet its working capital requirements for 2003 with additional funding from the Resource Capital Funds and possibly from other sources as well.

Capital expenditures on mineral properties in Portugal are expected to remain at approximately $4.4 million in 2003.  See "Item 4.  Information on the Company -- A.  History and Development of the Company -- Current and Planned Capital Expenditures/Divestitures."

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Operating Cash Flow

The total amount of cash used by the Company for its operating activities in 2001 was $1,568,144, after allowance for non-cash items, compared to a total of $1,828,483 in 2000.  This reduction in cash outflow reflected the Company's efforts in 2001 to reduce its general and administrative costs after the Aljustrel feasibility study was completed and it became evident that the project would not be able to move directly to the construction stage.

Investing Activities

The Company invested a total of $3,565,886 in 2001, compared to a total of $1,817,961 in 2000.  Less was invested on the exploration and development of mineral properties, $1,887,958 in 2001 compared to $4,020,105 in 2000.  However, the net cash component of the acquisition of the controlling interest in the Aljustrel Project was $1,640,650 (see Note 3(a) to the audited financial statements).

Financing Activities

The costs of the Company's operations, development work, and the acquisition of PA were financed through the exercise of a total of 2,604,910 warrants at prices of $0.35 and $0.46 per share for total proceeds of $1,119,687, and another convertible loan of $3,311,500 (US$2,109,235).  The latter represented the amount advanced as of December 31, 2001 from a facility arranged with Resource Capital Fund II L.P. aggregating US$ 2,609,235.  The remainder of the facility has since been advanced to the Company.  The facility consolidated a convertible term loan facility of US$ 2,000,000 with an aggregate total of US$ 609,235 in convertible bridge loans previously advanced during September through November 2001.  The total loan facility will mature on December 31, 2003.  Interest accrues at a floating annual rate equal to the LIBOR reference rate plus three percent, compounding quarterly, and is payable semi-annually in cash or shares.  The Company may repay the facility upon not less than thirty days prior notice to the Fund, however, after receiving notice the Fund will be entitled to exercise its conversion rights.  The Fund will have the right at any time after December 20, 2001 through December 31, 2003, to convert all or any portion of the principal amount of the loan, and all or any portion of outstanding unpaid interest into common shares of the Company.

The conversion price for US$ 309,325, representing the initial bridge loan amount, will be Cdn$ 0.15 per share through October 2, 2003, increasing by Cdn$ 0.05 per share on that date.  The conversion price for US$ 300,000, representing the second bridge loan amount will be Cdn$ 0.10 per share through November 29, 2003, increasing by Cdn$ 0.05 per share on November 29, 2003.  The conversion price for the additional US$ 2 million facility will be Cdn$ 0.15 per share through December 21, 2003, increasing by Cdn$ 0.05 per share on December 21, 2003.

Cash Resources and Liquidity

EuroZinc had a working capital deficiency of $5,917,187 at December 31, 2001, compared to a positive working capital position of $1,125,054 at December 31, 2000.  What would appear to be a dramatic deterioration in the Company's working capital position was primarily a result of the inclusion of $5,412,993 in convertible loans, due as of December 31, 2002, in current liabilities rather than long term debt.  Also, accounts payable and accrued liabilities increased significantly from $566,644 at December 31, 2000, to $1,844,171 at December 31, 2001, largely as a result of $1,337,662 in short term debt of PA assumed by EuroZinc with the purchase of the company (see Note 3(a) to the audited financial statements).  Financing the maintenance of PA and the Aljustrel Project would remain EuroZinc's most significant challenge in 2002, while the Company awaits the long-anticipated recovery in base metal prices.  The Company needed to raise approximately $4.5 million during 2002 to meet its working capital requirements for the year.  To address its financing needs in part, the Company commenced a rights offering during first quarter of 2002, in which the Company issued, to holders of its common shares of record as of the close of business on April 22, 2002, rights to subscribe for and purchase common shares of the Company.  Four rights entitled the holder to subscribe for one common share at a price of $0.15.  The offering concluded in May 2002, with total proceeds to the Company of approximately $1.1 million.

C.

Research and Development, Patents and Licenses

As the Company is a mineral exploration company that has not yet commenced production on any of its properties, the information required by this section is inapplicable.

D.

Trend Information

As the Company is a mineral exploration company that has not yet commenced production on any of its properties, the information required by this section is inapplicable.

(THIS PAGE LEFT INTENTIONALLY BLANK)

ITEM 6     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.        Directors and Senior Management

The following table sets forth the names of the directors and members of senior management of the Company, their positions and offices with the Company and their terms of office.  Information about such persons' principal occupations is provided in the biographical information following the table.

Name and Address	Positions and Offices With the Company	Term of Office*
J.E. (Ted) Fletcher	Chairman Director	Oct 2002 to present Sept 1999to present
Alvin W. Jackson	Chief Operating Officer, President and Director	April 1999 to present
Ronald A. Ewing	Chief Financial Officer, Executive Vice-President, Corporate Secretary	April 1999 to present
John A. Greig	Director	April 1999 to present
David F. Mullen	Director	April 1999 to present
Kenneth G. Lowe	Vice President and Comptroller	April 1999 to present
Ryan Bennett	Director	May 1999 to present
Christian Bué	Director	June 2001 to present
Graham Mascall	Director	Oct. 2002 to present
Adriano F. Barros	Vice President, Business Development	April 1999 to present
James Drake	General Manager -Aljustrel	September 2000 to present
Bob Powers	Mine Superintendent - Aljustrel	September 2000 to present

*  Unless otherwise indicated, the term of office applies to each position and office held by the director and/or officer.

Each director is elected at the Company's annual general meeting, to hold office for a term of one or more years (up to three years) as may be specified by shareholder vote at the time of the director's election.  In the absence of a shareholder vote as to a director's term of office, the term shall be one year.  A director serves until the conclusion of his term of office, or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or with the provisions of the Company Act (British Columbia).  At the Company's 2002 annual general meeting, held on June 18, 2003, all of the above directors were elected to one-year terms.

The individuals named above are not related by blood or marriage.  There are no arrangements or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

J.E. (Ted) Fletcher, P.Eng. - Chairman and Director

Mr. Fletcher had a 40-year career with Cominco Ltd., during which he held a number of executive positions including the position of Chief Operating Officer.

Alvin Jackson, P.Geo. - Chief Executive Officer, President and Director

Mr. Jackson has been President and a director of the Company since April 1999 and Chief Operating Officer since June 2001.  Between April 1999 and June 2001 he served as Chief Executive Officer of the Company.  Previously, he was a director of Auspex from 1993 and its President from 1995.  He is a geologist with over 30 years of exploration experience in North America and abroad.  He worked for Cyprus Minerals and its predecessor, Amoco Minerals, for twenty-two of those years, holding the position of exploration manager for the last ten years of that period.

Ronald A. Ewing, B.A. - Chief Financial Officer, Executive Vice-President and Corporate Secretary

Mr. Ewing has been Chief Financial Officer, Executive Vice-President and Corporate Secretary of the Company since April 1999.  He served as a director of the Company from April 1999 to June 2001.  Previously, he was Chairman, Secretary-Treasurer and a director of Auspex, a predecessor company to EuroZinc.  He served as a director of Auspex from its inception date in the autumn of 1987, and he served as an officer from 1988.

John A. Greig, P.Geo. - Director

Mr. Greig is a geologist with over 30 years of experience in the management and financing of public companies.  He was a founder and director of Sutton Resources Ltd. and Crown Resources Ltd. and is currently a director of Cumberland Resources Ltd., Redcorp Ventures Ltd. (formerly Redfern Resources Ltd.), Dynamic Oil. Ltd. and Blackstone Resources Ltd.

David F. Mullen, MBA - Director

Mr. Mullen has been a director of the Company since April 1999, and was previously an Auspex director from 1993.  His background is in corporate debt and equity finance.  He is currently president of HSBC Capital Canada (merchant banking subsidiary of the Bank of Hong Kong), after serving as a vice-president in corporate finance with Citibank Canada for four years.  Prior to this he was a vice-president in corporate finance with Pemberton Securities for seven years.

Kenneth G. Lowe - Vice President and Comptroller

Mr. Lowe has over 30 years of management and administrative experience in mining operations.  Most recently he was Vice President and Comptroller of Princeton Mining Corporation and President of Similco Mines Ltd.

Ryan T. Bennett, M.Sc. Mining Engineering - Director

Mr. Bennett is a geologist and mining engineer with technical and project-financing experience.  He is currently a Vice-President of Resource Capital Fund with responsibility for technical evaluations of projects.  He fulfilled a similar role with NM Rothschild & Sons from 1992 to 1998.  Prior to working for NM Rothschild, Mr. Bennett worked for Caterpillar as a mining engineering consultant from 1991 to 1992.

Christian Bué, LLB., Ph.D. - Director

Mr. Bué has been involved in all facets of the operation of a base-metal mining company, including zinc and lead concentrate marketing.  He was most recently a member of the Executive Board of the Metaleurop Group, which is a major integrated European metals company.  Between 1970 and 1990, Mr. Bué held senior executive positions within the Imetal, le Nickel, Penarroya, and Mokta Group.  He was, in addition to his executive functions, a former Group Chairman of the International Zinc Association and former Chairman of the French Lead Federation.

Graham Mascall - Director

Mr. Mascall is a mining engineer with a Masters of Engineering degree in Mineral Economics.  He has had a career in mining and mine finance spanning more than 30 years.  Over the course of his career he has worked as an executive for a number of mining and mine finance companies, with a particular focus on mergers and acquisitions, and corporate development.  These companies include Billiton and BHP Billiton, Deutsche Morgan Grenfell, Outokumpu Metals & Resources, and Barclays Bank.

Adriano F. Barros, Lic. U.P. - Vice-President, Business Development - Portugal

Mr. Barros has had a 29 year career as a mining engineer, working for mining companies in Portugal and internationally.  He has also taught engineering geology at several academic institutions.  Mr. Barros was responsible for bringing the Aljustrel Project to the attention of EuroZinc and was also instrumental in negotiating the option to acquire the interest in PA.

James Drake, P.Eng. - General Manager (Aljustrel)

Mr. Drake is a mining engineer who worked for Cominco and its subsidiaries around the world for over 25 years.  He was General Manager of the Quebrada Blanca Mine in Chile, Manager of the Rubiales Mine in Spain, Manager of the Troya Mine in Spain, and General Superintendent of the Polaris Mine in Canada.  He has also worked at the Camsell River Mine, the Con Mine, and the Sullivan Mine, all in Canada.  Mr. Drake joined EuroZinc on a full-time basis as of September 1, 2000.

Bob Powers, P.Eng. - Mine Superintendent (Aljustrel)

Mr. Powers is a mining engineer with 19 years of experience in underground mining and engineering.  For the last nine years of his career he has been Chief Engineer at several major mines in Canada, including Boliden's Myra Falls Mine, Hemlo Gold's Golden Giant Mine, and Noranda's Geco Mine.  Mr. Powers joined EuroZinc on a full-time basis as of September 1, 2000.

B.

Compensation

The information in this section applies to the individuals with respect to their compensation from Vestor or Auspex during previous fiscal years or periods as indicated.

Summary Compensation Table

3

"Named Executive Officer" means the Chief Executive Officer ("CEO") of the Company, regardless of the amount of compensation of that individual, each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus amounted to $100,000 or more.  In addition, disclosure is also provided for any individuals whose total salary and bonus during the most recent fiscal year was $100,000 whether or not they are an executive officer at the end of the fiscal year.

During the fiscal year ended December 31, 2002, the Company had six named executive officers:  M. Norman Anderson, Alvin W. Jackson, Kelvin Dushnisky, Ronald A. Ewing, Kenneth Lowe,  and James Drake (the "Named Executive Officers").  The following table sets forth the compensation awarded, paid to or earned by the Company's Named Executive Officers during the fiscal years ended December 31, 2002, 2001, and 2000.  Mr. Anderson ceased to be Chairman and Chief Executive Officer as of September 26, 2002, and Mr. Dushnisky ceased to be Vice-Chairman and General Counsel as of August 31, 2001.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year(1)	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted(2) (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Comp- ensation ($)
M. Norman Anderson Former Chairman and CEO	2002 2001 2000	50,000 70,000 N/A	Nil Nil N/A	- - -	25,000/0 575,000/0 N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Alvin Jackson COO and President	2002 2001 2000	74,500 (3) 122,000 (3) 150,000(3)	Nil Nil Nil	- - -	570,000/0 454,975/0 160,025/0	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Kelvin Dushnisky Vice-Chairman and General Counsel	2002 2001 2000	100,000 153,000 150,000	Nil Nil Nil	- - -	0/0 0/0 250,000	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Ron Ewing, CFO, Exec. VP and Corporate Secretary	2002 2001 2000	60,000 96,000 120,000	Nil Nil Nil	- - -	475,000/0 242,950/0 0/0	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
Kenneth Lowe VP and Comptroller	2002 2001 2000	123,500 150,000 170,000	Nil Nil Nil	- - -	450,000 50,000 0/0	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A
James Drake, Gen. Mgr., Aljustrel	2002 2001 2000	150,000 171,000 120,000	Nil Nil Nil	- - -	480,000/0 50,000/0 250,000/0	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A

(1)Fiscal year ended December 31, 2002, 2001 and 2000.

(2) Figures represent options granted during the fiscal year.

(3) Paid to a company controlled by Alvin Jackson.

Long Term Incentive Plan Awards

Long term incentive plan awards ("LTIP") means "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one fiscal year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units."  The Company has not granted any LTIPs during the past fiscal year.

Stock Appreciation Rights

Stock appreciation rights ("SARs") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's shares.  No SARs were granted to or exercised by the Named Executive Officers or directors during the fiscal year ended December 31, 2002.

Option Grants in Last Fiscal Year

The following table sets forth information concerning grants of stock options during the fiscal year ended December 31, 2002 to the Named Executive Officers.

Name	Securities Under Options/SAR's Granted (#)(1)	% of Total Options Granted to Employees in Fiscal Year(2)	Exercise or Base Price ($/Security)(3)	Market Value of Securities Underlying Options/SAR's on Date of Grant ($/Security)	Expiration Date
M. Norman Anderson	25,000.05%		$0.10	$0.10	10-Dec-2007
Alvin Jackson	570,000	10%	$0.10	$0.10	10-Dec-2007
Ron Ewing	470,000	8.7%	$0.10	$0.10	10-Dec-2007
Ken Lowe	450,000	8.2%	$0.10	$0.10	10-Dec-2007
Kelvin Dushnisky	N/A	N/A	N/A	N/A	N/A
James Drake	480,000	8.8%	$0.10	$0.10	10-Dec-2007

(1)

The exercise price of the option is the market value of the common shares of the Company on the date of grant.

(2)

Percentage of all options granted during the last fiscal year.

(3)

The exercise price of stock options is set at not less than 100% of the market value of a common share of the Company on the date of grant.  The exercise price of stock option may only be adjusted in the event that specified events cause dilution of the Company's share capital.

Option Repricings

The following table sets forth details of all downward repricings of stock options since the effective date of the amalgamation April 21, 1999 in respect of each of the Named Executive Officers of the Company:

Name	Date of Repricing	Securities Under Options/SARs Repriced or Amended (#)	Market Price of Securities at Time of Repricing or Amendment ($/Security)	Exercise Price at Time of Repricing or Amendment ($/Security)	New Exercise Price ($/Security)	Length of Original Option Term Remaining at Date of Repricing or Amendment
M. Norman Anderson, Chrmn and C.E.O.	nil
Alvin Jackson, President	18-May-2001 18-May-2001	330,000 160,025	$0.29 $0.29	$0.56 $0.80	$0.36 $0.36	2 months 43 months
Ron Ewing Chief Financial Officer, Senior Vice-President & Secretary	18-May-2001 18-May-2001	217,500 172,050	$0.29 $0.29	$0.56 $0.80	$0.36 $0.36	2 months 43 months
Ken Lowe, Vice-President & Comptroller	18-May-2001 18-May-2001	37,500 138,750	$0.29 $0.29	$0.56 $0.80	$0.36 $0.36	30 months 43 months

Kelvin Dushnisky (former Vice-Chairman and General Counsel)	09-Jul-1999 09-Jul-1999 18-May-2001	40,000 210,000 267,510	$0.97 $0.97 $0.29	$0.80 $0.68 $0.80	$0.36 $0.36 $0.36	43 months 48 months 43 months
James Drake General Manager, Aljustrel	18-May-2001	250,000	$0.29	$0.65	$0.36	48 months

During the year ended December 31, 2001, the options were repriced downward to provide an incentive to management when general market conditions were not favorable.  The new exercise price was determined at a higher price than the trading price of the shares at the time of the repricing.  Options held by current directors, officers and employees were subsequently cancelled and reissued in connection with the Company's adoption of a Stock Option Plan as approved by shareholders in June 2003.  See " -- E.  Share Ownership -- Stock Option Plan."

Treatment of Previously Outstanding Options and Warrants Granted by Vestor and Auspex Prior to Merger

The options and warrants granted by Vestor and Auspex that were outstanding at the time of the merger were converted into options and warrants in the Company.  The conversion was made at the same rate as that for the outstanding Vestor and Auspex shares; that is, holders of Vestor options or warrants received one option or warrant of the Company for each such Vestor security held, and holders of Auspex options or warrants received three-quarters of an option or warrant of the Company for each such Auspex security held.

Options Exercised during the Most Recently Completed Fiscal Year and Fiscal Year End Option Values

None of the Named Executive Officers exercised any stock options during the fiscal year ended December 31, 2002.  The following table sets forth details of the fiscal year-end value of unexercised options on an aggregated basis, held by the Named Executive Officers.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#)(1) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(1)(2) Exercisable/ Unexercisable
M. Norman Anderson	nil	nil	600,000/0	Nil
Alvin Jackson	nil	nil	665,000/0	Nil
Ron Ewing	nil	nil	570,000/0	nil
Ken Lowe	nil	nil	500,000/0	nil

Kelvin Dushnisky	nil	nil	477,510/0	nil
James Drake	nil	nil	530,000/0	nil

(1)

As freestanding SARs have not been granted, the number of shares relate solely to stock options.

(2)

Value using the closing price of common shares of the Company on the TSX Venture Exchange on December 31, 2002 of $0.10 per share, was equal or less than the exercise price per share.

Pension Plans

The Company does not provide retirement benefits for directors or executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in the Company's most recently completed fiscal year or current fiscal year in respect of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer, except as follows:

1.

The Company entered into employment agreements dated December 15, 1999 (the "Agreements") with each of Alvin Jackson, Ron Ewing, John Greig and Kelvin Dushnisky (Mr. Dushnisky resigned from the Company as of August 31, 2001) (the "Employees") whereby each Employee has agreed that, in the event that steps are taken by any person for a takeover of control of the Company, the Employee will remain and tender services to the Company in accordance with his position and in the best interests of the shareholders until the efforts for a takeover of control have been abandoned or terminated or until the takeover of control has occurred.  The Employee has the option, to be exercised within 12 months of any takeover of control, to elect to resign for the sole reason of the takeover of control by giving at least one month's notice and not more than two months' notice, in which case the Company will be obligated to pay:

(a)

that Employee's salary up to the date of his resignation, plus any amounts previously made payable to the Employee but not yet paid;

(b)

an amount equivalent to 30 months' salary, based on the salary rate in effect as of the date of resignation;

(c)

if the Employee elects not to retain his stock options in full force and effect, a cash amount equal to the aggregate spread between the exercise price of all options held by the Employee, whether or not fully exercisable, and the higher of (i) the average of the closing prices of the Company's shares on the TSX Venture Exchange for 15 business days preceding the date of resignation, or (ii) the average price actually paid for the most highly priced 1% of the Company's shares by any one person who takes over control of the Company in lieu of such of the Company's shares issuable upon exercise of the Employee's options which remain unexercised on the fourth day after the date of resignation.

Under the terms of the Agreements, in the event that an Employee is removed from his current position otherwise than "for cause," he is entitled to receive a severance payment equal to 12 months' salary, based on his salary rate in effect as of the date of resignation and to retain any stock option held by him for the balance of the term of his option agreement, unless such termination occurs within 12 months of a takeover of control, in which case the Employee will receive 30 months' salary.

2.

The Company entered into employment agreements dated December 15, 1999 and July 4, 2001 (the "Agreements") with Ken Lowe ("Lowe") and Adriano Barros ("Barros"), respectively, whereby each of Lowe and Barros has agreed that, in the event that steps are taken by any person for a takeover of control of the Company, Lowe and Barros will remain and tender services to the Company in accordance with his position and in the best interests of the shareholders until the efforts for a takeover of control have been abandoned or terminated or until the takeover of control has occurred.  Lowe and Barros each have the option, to be exercised within six months of any takeover of control, to elect to resign for the sole reason of the takeover of control by giving at least one month's notice and not more than two months' notice, in which case the Company will be obligated to pay:

(a)

The salary of each of Lowe and Barros up to the date of his resignation, plus any amounts previously made payable to each but not yet paid;

(b)

an amount equivalent to 24 months' salary, based on the salary rate in effect as of the date of resignation;

(c)

if either of Lowe and Barros elect not to retain his stock options in full force and effect, a cash amount equal to the aggregate spread between the exercise price of all options held by him, whether or not fully exercisable, and the higher of (i) the average of the closing prices of the Company's shares on the TSX Venture Exchange for 15 business days preceding the date of resignation, or (ii) the average price actually paid for the most highly priced 1% of the Company's shares by any one person who takes over control of the Company in lieu of such of the Company's shares issuable upon exercise of the options of Lowe and Barros which remain unexercised on the fourth day after the date of resignation.

Under the terms of the Agreements, in the event that either Lowe or Barros is removed from his current position otherwise than "for cause," he is entitled to receive a severance payment equal to 12 months' salary, based on his salary rate in effect as of the date of resignation and to retain any stock option held by him for the balance of the term of his option agreement, unless such termination occurs within 12 months of a takeover of control, in which case he will receive 24 months' salary.

Compensation of Directors

The Company does not compensate directors in their capacities as such except through the grant of stock options.  The following table sets forth information concerning grants of stock options during the fiscal year ended December 31, 2002 to the directors who are not Named Executive Officers, as a group.

Name	Securities Under Options/SAR's Granted (#)(1)	% of Total Options Granted to Employees in Fiscal Year(2)	Exercise or Base Price ($/Security)(3)	Market Value of Securities Underlying Options/SAR's on Date of Grant ($/Security)	Expiration Date
Directors who are not Named Executive Officers (6)	2,280,000	42%	$0.10	$0.10	10-Dec-2007

(1)

The exercise price of the option is the market value of the common shares of the Company on the date of grant.

(2)

Percentage of all options granted during the last fiscal year.

(3)

The exercise price of stock options is set at not less than 100% of the market value of a common share of the Company on the date of grant.  The exercise price of stock option may only be adjusted in the event that specified events cause dilution of the Company's share capital.

None of the directors who are not Named Executive Officers exercised any stock options during the fiscal year ended December 31, 2002.  The following table sets forth details of the fiscal year-end value of unexercised options on an aggregated basis, held by directors who are not Named Executive Officers.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Fiscal Year-End (#)(1) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/ SARs at Fiscal Year-End ($)(1)(2) Exercisable/ Unexercisable
Directors who are not Named Executive Officers (6)	n/a	n/a	2,280,000/0	nil

(1)

As freestanding SARs have not been granted under the Stock Option Plan, the numbers relate solely to stock options.

(2)

Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX Venture Exchange on December 31, 2002, ($0.10) less the exercise price of in-the-money stock options.

During the most recently completed financial year, the following directors received compensation for services provided to the Company in their capacities as consultants and/or experts as follows:

Graham Mascall - $93,000

Christian Bué - $15,350

C.

Board Practices

Tenure of Board of Directors

The following table sets forth the tenure and date of expiration of the current terms of office for the Company's directors.

Name	Date of Election	End of Current Term of Office

John A. Greig	April 1999	Next Annual Shareholders Meeting in 2004
Alvin W. Jackson	April 1999	Next Annual Shareholders Meeting in 2004
Christian Bué	June 2001	Next Annual Shareholders Meeting in 2004
David F. Mullen	April 1999	Next Annual Shareholders Meeting in 2004
Ryan Bennett	May 1999	Next Annual Shareholders Meeting in 2004
J.E. (Ted) Fletcher	September 1999	Next Annual Shareholders Meeting in 2004
Graham Mascall	October 2002	Next Annual Shareholders Meeting in 2004

No director of the Company is currently party to a service contract with the Company or any of its subsidiaries that provides for benefits upon termination of employment.

Audit Committee

The Company's Audit Committee is composed of John Greig, David Mullen and Ryan Bennett.  The Audit Committee is appointed by the Board of Directors and its members hold office until removed by the Board of Directors or until the next annual shareholders meeting of the Company, at which time their appointments expire and they are eligible for reappointment.  The Audit Committee reviews the audited financial statements of the Company and confers with the Company's auditors and recommends to the Board of Directors whether to approve such statements.  At the request of the Company's auditors, the Audit Committee must convene a meeting to consider any matters, which the auditor believes should be brought to the attention of the Board of Directors or the shareholders of the Company.

Compensation Committee

The Company's Compensation Committee, which administers the Company's executive compensation program, is composed of Alvin Jackson, Ryan Bennett, David Mullen and Ted Fletcher.  The Committee has, as part of its mandate, primary responsibility for making recommendations for approval by the Board of Directors with respect to the appointment and remuneration of executive officers of the Company.  The Committee also evaluates the performance of the Company's senior executive officers and reviews the design and competitiveness of the Company's compensation plans.

The Company's executive compensation program is based on a "pay for performance" philosophy.  The executive compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and long term.  Base salaries are set at levels which are competitive with the base salaries paid by leading corporations within the mining industry at corporations of a comparable size, thereby enabling the Company to compete for and retain executives critical to the Company's long-term success.  Incentive compensation is directly tied to corporate and individual performance.  Share ownership opportunities are provided to align the interests of executive officers with the longer-term interests of shareholders.  Independent consultants are retained periodically by the Company to assess the design and competitiveness of the executive compensation program.

Compensation for each of the Named Executive Officers, as well as for executive officers as a whole, consists of a base salary and a longer term incentive in the form of stock options granted with or without tandem stock appreciation rights ("SARs").  As an executive officer's level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts toward stock options, thereby increasing the mutuality of interest between executive officers and shareholders.

Base Salary

The Committee approves ranges for base salaries for employees at all levels of the Company based on reviews of market data from peer group, industry and national surveys provided by independent consultants.  The level of base salary for each employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Company.

Stock Options

The Board of Directors has the sole discretion to determine the key employees to whom grants will be made and to determine the terms and conditions of the options forming part of such grants.  The Board of Directors approves ranges of stock option grants for each level of executive officer or employee.  Individual grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of the position to the Company.

Other Compensation

Certain executive officers of the Company have entered into employment agreements with the Company which specify the minimum level of annual base salary to be paid to such executives, as well as other terms of employment (see " -- Termination of Employment, Change in Responsibilities and Employment Contracts," above).  In each case, the employment agreement was reviewed by the Committee and recommended by the Committee to the Board of Directors for its approval.

D.

Employees

At December 31, 2000, the Company had 20 employees, of whom 11 were based in Canada and 9 were based in Portugal.  The employees' main categories of activity were as follows:  5 performed administrative functions, 9 performed geology/engineering functions, and 6 performed management functions.  There was no significant change in the number of the Company's employees during the 2000 fiscal year.

At December 31, 2001, the Company had 92 employees, of whom 3 were based in Canada and 89 were based in Portugal.  The employees' main categories of activity were as follows:  15 performed administrative functions, 12 performed geology/engineering functions, 32 operated and maintained the mill and warehouses, 28 maintained the underground facilities, and 5 performed management functions.  The number of employees increased significantly during 2001 with the acquisition of PA.

At December 31, 2002, the Company had 88 employees, of whom 3 were based in Canada and 85 were based in Portugal.  The employees' main categories of activity were as follows:  15 performed administrative functions, 8 performed geology/engineering functions, 32 operated and maintained the mill and warehouses, 28 maintained the underground facilities, and 5 performed management functions.  Approximately 66 of the Company's employees belong to a labor union.

E.

Share Ownership

The following table sets forth the share ownership of those persons listed (or whose compensation is otherwise disclosed) in subsection 6.B above and includes details of all options or warrants to purchase shares of the Company held by such persons:

Name	Number of Common Shares	Number of Common Shares Subject to Options or Warrants	Beneficial Ownership Percentage (1)	Purchase Price (if any)	Exercise Price	Expiry Date
Norman Anderson	5,000	495,000 80,000 25,000	*	N/A	$0.36 $0.15 $0.10	09/24/06 11/14/06 12/10/07
John A. Greig	2,348,043	320,000	3.8%	N/A	$0.10	12/10/07
Kelvin Dushnisky	47,222	267,510 210,000	*	N/A	$0.36 $0.36	12/16/04 6/30/03
Alvin W. Jackson	451,493	570,000 95,000	1.6%	N/A	$0.10 $0.15	12/10/07 11/14/06
Ronald A. Ewing	573,381	475,000 95,000	1.6%	N/A	$0.10 $0.15	12/10/07 11/14/06
David F. Mullen	67,400	340,000	*	N/A	$0.10	12/10/07
Kenneth G. Lowe	43,623	450,000 50,000	*	N/A	$0.10 $0.15	12/10/07 11/14/06
Ryan Bennett	Nil	410,000	*	N/A	$0.10	12/10/07
J.E. (Ted) Fletcher	27,777	360,000	*	N/A	$0.10	12/10/07

(1)  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.  In computing the number of shares owned by a person and the percentage ownership of that person, Common Shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of June 23, 2003, are deemed outstanding.  Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.  This table has been prepared based on 70,246,502 Common Shares outstanding as of June 23, 2003.

* Less than 1%.

Stock Option Plan

As required by the new policies of the TSX Venture Exchange, the Company adopted a "fixed number" stock option plan, which was approved by Company shareholders at the Company's Annual and Special Meeting of Shareholders on June 18, 2003.  Under the Plan, the maximum aggregate number of shares issuable pursuant to exercise of options granted under the Plan is a fixed number of shares, up to a maximum of 20% of the issued shares of the Company as of the date of shareholder approval.  As of June 18, 2003, when shareholder approval of the plan was received, 20% of the Company's outstanding shares was 14,049,300.  As part of the reorganization of the Company's stock options, a total of 3,343,070 incentive stock options previously issued to directors and employees were canceled, and under the terms of the new Plan incentive stock options have been granted to new and existing directors and officers of the Company to purchase an aggregate 5,460,000 common shares in the capital stock of the Company.  The new options have an exercise price of $0.10 per share and are exercisable for a period of five years ending December 10, 2007.

ITEM 7

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The following table sets forth the name of the only shareholder who, to the knowledge of management of the Company, as of June 23, 2003 beneficially owns more than five percent (5%) of any class of the Company's voting securities:

Name	Number of Common Shares Beneficially Owned (1)	Beneficial Ownership Percentage
Resource Capital Fund, L.P. (2) 1400 Sixteenth Street, Suite 200 Denver, CO 80202	39,809,720 (3)	20.6%
Resource Capital Fund II, L.P. (2) 1400 Sixteenth Street, Suite 200 Denver, CO 80202	103,995,978 (4)	54.0%

(1)  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.  In computing the number of shares owned by a person and the percentage ownership of that person, Common Shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of June 23, 2003, are deemed outstanding.  Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.  This table has been prepared based on 70,246,502 Common Shares outstanding as of June 23, 2003.

(2)  Resource Capital Associates L.L.C. is the general partner of Resource Capital Fund L.P., and Resource Capital Associates II L.L.C. is the general partner of Resource Capital Fund II L.P. (with Resource Capital Fund L.P., the "Funds"). Resource Capital Associates L.L.C. is only one of a group of individuals and private investment companies that are beneficial investors in the Funds.  The Funds' investment decisions are made by its Investment Committee.  The Chairman of the Investment Committee is Mr. Henderson G. Tuten.  The Chief Investment Officer of the Investment Committee is Mr. James McClements.

(3)  Includes 2,964,984 shares issuable on exercise of currently exercisable warrants and 20,844,736 shares issuable on conversion of currently convertible debentures.

(4)  Includes 5,200,000 shares issuable on exercise of currently exercisable warrants and 93,030,469 shares issuable on conversion of currently convertible debentures.

Resource Capital Fund, L.P. beneficially owned 13,063,995 shares as of December 31, 1999.  Resource Capital Fund II, L.P. first acquired beneficial ownership of the Company's common shares during the year ended December 31, 2001.  Neither of these shareholders has any special rights with respect to its Common Shares beyond those rights accorded all shareholders of the Company's Common Shares.

On June 23, 2003, 28,086,011 Common Shares were held by 75 registered holders in the United States.  The Company is not listed for trading on any securities exchange in the United States.

To the best of its knowledge, the Company is not directly or indirectly controlled by another corporation, a foreign government and no stockholder owns more than five percent (5%) of its voting stock except as set forth above.

The Company is not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.  In 2000, the Company instituted a Shareholder Rights Plan as described below.

Shareholder Rights Plan

Effective February 14, 2000, the Board adopted a shareholder rights plan (the "Rights Plan"), that was ratified by the shareholders of the Company at the annual general meeting on May 31, 2000.  The Rights Plan expired by its terms in February 2003.

B.

Related Party Transactions

Listed below are the only material transactions that were effected within the past three years (or are proposed) between the Company or any of its subsidiaries and:

(a)

enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company;

(b)

associates;

(c)

individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual's family;

(d)

key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies and close members of such individuals' families; and

(e)

enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence including enterprises owned by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company.

1.

Ryan Bennett, a director of the Company and a principal of Resource Capital Fund L.P. and Resource Capital Fund II, L.P., which beneficially own 20.6% and 54.0%, respectively, of the Company's outstanding common shares (calculated as shown above in " -- A.  Major Shareholders"), abstained from voting on the following transactions:

(a)

Pursuant to a convertible loan agreement dated April 21, 1999, as amended (the "Loan Agreement"), among the Company, AGC-Minas de Portugal Unipessoal, Limitada and Resource Capital Fund L.P. ("Resource Capital"), the Company elected to pay its fourth interest payment due April 1, 2001 to Resource Capital in the amount of US$157,328.32 by the issuance of 748,868 shares of the Company.

(b)

A total of 3,357,143 share purchase warrants held by Resource Capital and exercisable for the purchase of 3,357,143 common shares ("Warrant Shares") at a price of $0.80 per Warrant Share until July  26, 2001 were amended to reduce the exercise price to $0.35 per Warrant Share.

(c)

The Company elected to pay its fifth interest payment due on the Loan Agreement on October 1, 2001 to Resource Capital in the amount of US$113,914.07 by the issuance of 1,093,124 shares of the Company.

(d)

During the fiscal year ended December 31, 2001 and subsequent thereto, Resource Capital Fund II L.P. agreed to provide to the Company Convertible Bridge Loan Facilities in the amount of US$2,609,235 which has allowed the Company to purchase the entire share position of Empressa de Desenvolvimento SGPS S.A. ("EDM") in Pirites Alentejanas S.A. ("PA"), the operating company that owns the Aljustrel zinc project in Portugal for a total price of US$5.4 million.  See "Item 4.  Information on the Company -- D.  Property, Plant and Equipment -- Portugal -- Acquisition of the Portugal Properties and Formation of the Portugal Joint Venture."

(e)

The Company elected to pay its sixth interest payment due on the Loan Agreement on April 1, 2002 to Resource Capital in the amount of US$72,554.14 by the issuance of 795,651 shares of the Company.

(f)

During the fiscal year ended December 31, 2002 and subsequent thereto, Resource Capital Fund II L.P. agreed to provide to the Company Convertible Bridge Loan Facilities in six separate tranches in the total amount of US$4,450,000 (Cdn$6,860,500) to provide working capital for the Company and its Portuguese subsidiaries.

2.

On December 5, the Company entered into subscription agreements with Messrs. Greig, Jackson, Ewing, Dushnisky and Fletcher, all of whom were directors of the Company at that time, and Ryan Bennett as a director of the Company and of Resource Capital Fund II L.P. to purchase up to a total of 2,531,110 units (the "Units") of the Company at a price of $0.45 per Unit, each Unit consisting of one common share and one share purchase warrant, each warrant exercisable for the purchase of an additional common share for a period of two years at a price of $0.45 per share during the first year and, thereafter, at a price of $0.55 per share, as follows:

2.

Name of Director	Number of Units
John Greig	77,777
Alvin Jackson	22,222
Ron Ewing	22,222
Lidia Dushnisky (wife of Kelvin Dushnisky)	22,222
Ted Fletcher	22,222
Resource Capital Fund II L.P.	2,364,445

In addition, Kenneth Lowe, Vice-President and Comptroller of the Company, purchased 22,222 units in this offering.  Mr. Dushnisky resigned as Vice-Chairman, General Counsel and a director of the Company as of August 31, 2001.

The directors disclosed their respective interests in the transaction to the Board of Directors and abstained from voting on the transaction.  The terms of the private placement were approved by the remaining directors and the Canadian Venture Exchange (since renamed the TSX Venture Exchange).

3.

Pursuant to the convertible loan agreement dated April 21, 1999, as amended, among the Company, AGC-Minas de Portugal Unipessoal, Limitada and Resource Capital Fund L.P. ("Resource Capital"), the Company elected to pay its third interest payment due October 1, 2000, to Resource Capital in the amount of US$124,908.34 by the issuance of 373,732 shares of the Company.  Ryan Bennett is a director of the Company and a senior officer of Resource Capital and he therefore abstained from voting on the transaction.

3.

4.

During the fiscal year ended December 31, 1999, John Greig, then Chairman and a director (and currently a director) of the Company, purchased by private placement 62,500 units of the Company at a price of $0.80 per unit, each unit consisting of one Common Share and one-half of a share purchase warrant.  Each whole warrant is exercisable for the purchase of an additional Common Share at a price of $0.80 per share if exercised during the first year and, thereafter at a price of $0.92 per share if exercised during the second year. Mr. Greig provided written notice to the Board of Directors of his interest in the private placement and abstained from voting on his interest in the transaction.  The former Vancouver Stock Exchange provided final acceptance to the private placement on October 7, 1999.

5.

During the fiscal years ended December 31, 2002, 2001 and 2000, EuroZinc paid or accrued a total of $74,500, $122,000 and $150,000, respectively, to Green Spot Enterprises Ltd. for provision of management and geological services pursuant to an agreement between Auspex and Green Spot, dated April 1, 1998, which was assumed by EuroZinc following the merger of Auspex and Vestor.  The current agreement is dated December 15, 1999, as amended April 11, 2001.  Green Spot is a private company of which Alvin Jackson, Chief Operating Officer, President and a director of the Company, is the president and a principal shareholder.

6.

During the fiscal years ended December 31, 2002, 2001 and 2000, EuroZinc paid or accrued $60,000, $96,000, and $120,000, respectively, to Ronald Ewing, Chief Financial Officer, Executive Vice President and Corporate Secretary, pursuant to an Employment Agreement dated December 15, 1999, as amended April 12, 2001.

7.

During the fiscal years ended December 31, 2002, 2001 and 2000, EuroZinc paid or accrued $123,500, $150,000 and $170,000, respectively, to Kenneth Lowe, Vice President and Comptroller, pursuant to an Employment Agreement dated December 15, 1999.

8.

During the fiscal years ended December 31, 2001, 2000 and 1999, EuroZinc paid or accrued $13,000, $36,274 and $17,500, respectively, to JAG Holdings Ltd., for provision of management and consulting services pursuant to an agreement between the Company and JAG Holdings, dated December 15, 1999, as amended April 12, 2001.  JAG Holdings is a private company controlled by John Greig, formerly Chairman and currently a director of the Company.

9.

During the fiscal year ended December 31, 2002, EuroZinc paid or accrued $93,000 to Graham Mascall Consulting Services, for provision of management and consulting services pursuant to an agreement between the Company and Graham Mascall Consulting Services, dated September 15, 2002.

10.

The Company has two convertible loan facilities with Resource Capital Fund, which is the largest shareholder of the Company.  Under the terms of the two loan facilities, Resource Capital is entitled to convert all or any portion of the loans outstanding into common shares of the Company.  The loan facilities consist of a U.S. $4,000,000 convertible loan and a U.S. $5,059,235 convertible loan.  The U.S. $4,000,000 loan matures on December 31, 2003 and is convertible into common shares of the Company at Cdn. $0.25 on the first U.S. $2,000,000 and Cdn. $0.33 on the remaining US $2,000,000.  Conversion into common shares is based on a fixed exchange rate of US $0.67 for one Canadian dollar.  The U.S. $5,059,235 loan bears interest at LIBOR plus 3.0% per annum, compounded quarterly and is secured by a general security agreement on all of the tangible and intangible assets of the Company.  Interest is payable semi-annually with the principal maturing on December 31, 2004.  Interest on the convertible loan may be payable in either cash or common share, the number of which is calculated based on the average daily price of the common share for the ten trading days preceding the interest payment.  For further information, see "Item 5.  Operating and Financial Review and Prospects -- B.  Liquidity and Capital Resources" and Note 7 to the Company's financial statements included herewith.

See also "Item 6.  Directors, Senior Management and Employees -- B.  Compensation -- Termination of Employment, Change in Responsibilities and Employment Contracts," for information about contracts between the Company and each of Alvin Jackson (Chief Operating Officer, President and a director), Ron Ewing (Chief Financial Officer and Executive Vice-President), John Greig (director), Kelvin Dushnisky (former Vice-Chairman, General Counsel and a director), Kenneth Lowe (Vice President and Comptroller) and Adriano Barros (Vice President, Business Development).

No officer or director of the Company, or any associate of such person, was indebted to the Company or to either of Vestor or Auspex at any time during the fiscal years ended December 31, 2002, 2001 or 2000.

To the extent that such other companies may participate in ventures in which the Company may participate, the Company's directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises, at a meeting of the Company's directors, a director who has such a conflict will abstain from voting on the matter.  From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to financial constraints.  In accordance with the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interest of the Company.  In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

C.

Interests of Experts and Counsel

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8        FINANCIAL INFORMATION

A.        Consolidated Statements and Other Financial Information

This Annual Report contains the audited consolidated financial statements of the Company for the years ended December 31, 2002, 2001 and 2000, including an Auditors' Report dated March 15, 2003.  The following financial statements are included:  Consolidated Balance Sheets as at December 31, 2002 and 2001; Consolidated Statements of Operations and Deficit for the Fiscal Years Ended December 31, 2002, 2001 and 2000; and Consolidated Statements of Cash Flows for the Fiscal Years Ended December 31, 2002, 2001 and 2000.  Also included are:  Notes to the Consolidated Financial Statements for the Fiscal Years Ended December 31, 2002, 2001 and 2000; Schedule I - Consolidated Operating and Administration Costs for the Fiscal Years Ended December 31, 2002, 2001 and 2000; and Schedule II - Consolidated Deferred Acquisition and Exploration Expenses for the Fiscal Years Ended December 31, 2002 and 2001.  The Company's consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  Except as described in Note 14 to the consolidated financial statements, there are no material measurement differences, for the purposes of these financial statements, between accounting principles generally accepted in Canada and the United States.

Legal Proceedings

No material legal proceedings are pending to which the Company is a party or of which any of its properties is the subject.

Dividend Policy

The Company has not paid any dividends on its Common Shares and has no dividend policy with respect to the payment of dividends.

B.

Significant Changes

No significant change has occurred since the date of the annual financial statements included in this Annual Report on Form 20-F.

ITEM 9    THE OFFER AND THE LISTING

A.        Offer and Listing Details

The Common Shares of the Company are listed and posted for trading on the TSX Venture Exchange (the "TSX Venture"), previously the Canadian Venture Exchange, which was formed in November 1999 by the merger of the Vancouver and Alberta Stock Exchanges.  The Common Shares were originally listed and posted for trading on the Vancouver Stock Exchange on April 21, 1999, the effective date of the merger of Vestor and Auspex.  The Common Shares are traded under the symbol "EZM".

The following table sets out the annual high and low market prices of the Common Shares on the TSX Venture during the last five fiscal years:

	HIGH (Cdn. $)	LOW (Cdn. $)
1998	N/A	N/A
1999	$1.20	$0.60
2000	$0.89	$0.34
2001	$0.42	$0.08
2002	$0.20	$0.05

The following table sets out the market price range of the Common Shares for the last two years by fiscal quarter.

	HIGH (Cdn. $)	LOW (Cdn. $)
Fiscal 2001
First Quarter	0.44	0.30
Second Quarter	0.38	0.25
Third Quarter	0.32	0.14
Fourth Quarter	0.17	0.09
Fiscal 2002
First Quarter	0.20	0.11
Second Quarter	0.20	0.12
Third Quarter	0.13	0.05
Fourth Quarter	0.12	0.05
Fiscal 2003
First Quarter	0.11	0.06

The following table sets out the high and low market prices of the Common Shares on the TSX Venture for the last six months:

	HIGH (Cdn.$)	LOW (Cdn.$)
December 2002	0.12	0.07
January 2003	0.10	0.06
February 2003	0.11	0.06
March 2003	0.10	0.08
April 2003	0.10	0.08
May 2003	0.12	0.07

On June 23, 2003, the closing price of the Common Shares on the TSX Venture was Cdn $0.085.

B.

Plan of Distribution

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C.

Markets

The Company's Common Shares are listed for trading on the TSX Venture Exchange.

D.

Selling Shareholders

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

E.

Dilution

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

F.

Expenses of the Issue

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 10

ADDITIONAL INFORMATION

A.

Share Capital

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

B.

Memorandum and Articles of Association

1.  The Company's objects and purposes as set forth in its Memorandum and Articles:

The Company's Memorandum and Articles of Association ("Articles") are silent as to the Company's objects and purposes.

2.  Matters relating to Directors of the Company:

(a)  Director's power to vote on a proposal, arrangement or contract in which the director is materially interested:

Part 15.1 of the Company's Articles provides that "a Director who is, in any way, directly or indirectly interested in a proposed contract or transaction with the Company or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created to conflict with his duty or interest as a Director shall declare the nature and extent of his interest in such contract or transaction or of the conflict or potential conflict with his duty and interest as a Director, as the case may be, in accordance with the provisions of the British Columbia Company Act (the "Company Act")."  Part 15.2 states that "a Director shall not vote in respect of any such contract or transaction with the Company in which he is interested and if he shall do so his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken."

(b)  Directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body:

Part 12.2 of the Company's Articles provides that "The remuneration of the Directors as such may from time to time be determined by the Directors or, if the Directors shall so decide, by the members.  Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a Director."

(c)  Borrowing powers exercisable by the directors and how such borrowing powers can be varied:

Part 8.1 of the Company's Articles provides that "The Directors may from time to time on behalf of the Company borrow money in such manner and amount, on such security, from such sources and upon such terms, and conditions as they think fit, and may authorize the guaranteeing of any obligations of any other person."  Part 8.2 states that "Any bonds, debentures or other debt obligations of the Company may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment or election of Directors or otherwise and may by their terms be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder thereof, all as the Directors may determine."

(d)  The Company's Articles are silent with regard to the retirement or non-retirement of directors under an age limit requirement.

(e)  Number of shares, if any, required for qualification:

Part 12.3 of the Company's Articles states that "a Director shall not be required to hold a share in the capital of the Company as qualification for his office but shall be qualified as required by the Company Act, to become or act as a Director."

3.  Rights, preferences and restrictions attaching to each class of shares:

(a)  Dividend rights, including time limit after which dividend entitlement lapses

The Company's shareholders, subject to the rights, privileges and restrictions attaching to a particular class of shares, have the right to receive dividends if, as and when declared by the Board of Directors.  Neither the Company Act nor the Company's Articles or By-laws provides for lapses in dividend entitlement.

(b)  Voting rights; staggered re-election intervals; cumulative voting

Each Common Share in the capital of the Company entitles its holder to one vote at any annual or special meting of the Company's shareholders.  The Company's Articles provide for election of directors on a rotation basis.  Shareholders of the Company do not have cumulative voting.

(c)  Rights to share in surplus in event of liquidation

In the event of liquidation, dissolution or winding-up of the Company or other distribution of its assets, the holders of Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid out its liabilities.

(d)  Other

Holders of Common Shares do not have rights to share in the profits of the Company.  There are no redemption or sinking fund provisions with respect to the Company's Common Shares.  Common shareholders have no liability as to further capital calls by the Company.  There are no provisions discriminating against any existing or prospective holder of Common Shares of the Company as a result of such shareholder owning a substantial number of Common Shares (but see discussion of "Rights Plan," below).  Holders of Common Shares do not have pre-emptive rights.

4.  Actions necessary to change the rights of holders of the Company's stock:

In order to change the rights of holders of a class of the Company's stock, a vote of at least three-quarters of the issued and outstanding shares of that class is required.

5.  Conditions governing manner in which annual general meetings and extraordinary general meetings of shareholders are convoked, including conditions of admission:

Annual Meeting

Part 9.1 of the Company's Articles states that "Subject to any extensions of time permitted pursuant to the Company Act, an annual general meeting shall be held once in every calendar year at such time (not being more than thirteen months after the date that the last annual general meeting was held or deemed to have been held) and place as may be determined by the Directors."

Special Meetings

Part 9.4 of the Company's Articles states that "The Directors may, whenever they think fit, convene an extraordinary general meeting.  An extraordinary general meeting, if requisitioned in accordance with the Company Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the Company Act."

Part 9.6 of the Company's Articles provides that "A notice convening a general meeting specifying the place, the date, and the hour of the meeting, and, in case of special business, the general nature of that business, shall be given as such provided in the Company Act and in the manner hereinafter in these Articles mentioned, or in such other manner (if any) as may be prescribed by ordinary resolution, whether previous notice thereof has been given or not, to such persons as are entitled by law or under these Articles to receive such notice from the Company."

6.  Limitations on rights to own securities of the Company:

The Investment Canada Act (the "ICA"), enacted on June 20, 1985, requires prior notification to the Government of Canada on the "acquisition of control" of Canadian businesses by non-Canadians, as defined in the ICA.  Certain acquisitions of control, discussed below, are reviewed by the Government of Canada.  The term "acquisition of control" is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interests of an entity controlling or carrying on the Canadian business.  The acquisition of the majority of the outstanding shares is deemed to be an "acquisition of control" of a corporation.  The acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be  an "acquisition of control" of a corporation unless it can be established that the purchaser will not control the corporation.

Investments requiring notification and review are all direct acquisitions of Canadian businesses with assets of Cdn. $5,000,000 or more (subject to the comments below on WTO investors), and all indirect acquisitions of Canadian businesses (subject to the comments below on WTO investors) with assets of more than Cdn. $50,000,000 or with assets of between Cdn. $5,000,000 and Cdn. $50,000,000 which represent more than 50% of the value of the total international transaction.  In addition, specific acquisitions or new business in designated types of business activities related to Canada's cultural heritage or national identity could be reviewed if the Government of Canada considers that it is in the public interest to do so.

The ICA was amended with the implementation of the Agreement establishing the World Trade Organization ("WTO") to provide for special review thresholds for "WTO investors", as defined in the ICA.  "WTO investor" generally means:

(a)

an individual, other than a Canadian, who is a national of a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member;

(b)

governments of WTO members; and

(c)

entities that are not Canadian controlled, but which are WTO investor controlled, as determined by rules specified in the ICA.

The special review thresholds for WTO investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the ICA, including a business that is a "cultural business".  If the WTO investor rules apply, an investment in the shares of the Company by or from a WTO investor will be reviewable only if it is an investment to acquire control of the Company and the value of the assets of the Company is equal to or greater than a specified amount (the "WTO Review Threshold").  The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada.  The 2002 WTO Review Threshold was $218,000,000.

If any non-Canadian, whether or not a WTO investor, acquires control of the Company by the acquisition of shares, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment.  A non-Canadian, whether or not a WTO investor, is also required to provide a notice to the government on the establishment of a new Canadian business.  If the business of the Company is then a prescribed type of business activity related to Canada's cultural heritage or national identity, and if the Canadian government considers it to be in the public interest to do so, then the Canadian government may give a notice in writing within 21 days requiring the investment to be reviewed.

For non-Canadians (other than WTO investors), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls the Company, is reviewable if the value of the assets of the Company is then Cdn. $50,000,000 or more.  If the WTO investor rules apply, then this requirement does not apply to a WTO  investor, or to a person acquiring the entity from a WTO investor.  Special rules specified in the ICA apply if the value of the assets of the Company is more than 50% of the value of the entity so acquired.  By these special rules, if the non-Canadian (whether or not a WTO investor) is acquiring control of an entity that directly or indirectly controls the Company, and the value of the assets of the Company and all other entities carrying on business in Canada, calculated in the manner provided in the ICA and the regulations under the ICA, is more than 50% of the value, calculated in the manner provided in the ICA and the regulations under the ICA, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transaction of which the acquisition of control of the Company forms a part, then the thresholds for a direct acquisition of control as discussed above will apply, that is, a WTO Review Threshold of Cdn. $218,000,000 (in 2002) for a WTO investor or threshold of Cdn. $5,000,000 for a non-Canadian other than a WTO investor.  If the value exceeds that level, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares of the Company.

If an investor is reviewable, an application for review in the form prescribed by the regulations is normally required to be filed with the Director appointed under the ICA (the "Director") prior to the investment taking place and the investment may not be consummated until the review has been completed.  There are, however, certain exceptions.  Applications concerning indirect acquisitions may be filed up to 30 days after the investment is consummated and applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review.  In addition, the Minister (a person designated as such under the ICA) may permit an investment to be consummated prior to completion of the review, if he is satisfied that delay would cause undue hardship to the acquiror or jeopardize the operations of the Canadian business that is being acquired.  The Director will submit the application to the Minister, together with any other information or written undertakings given by the acquiror and any representation submitted to the Director by a province that is likely to be significantly affected by the investment.

The Minister will then determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard to certain factors of assessment where they are relevant.  Some of the factors to be considered are:

(a)

the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, and on the utilization of parts, components and services produced in Canada;

(b)

the effect of the investment on exports from Canada;

(c)

the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part;

(d)

the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada;

(e)

the effect of the investment on competition within any industry or industries in Canada;

(f)

the compatibility of the investment with national industrial, economical and cultural policies;

(g)

 the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and

(h)

the contribution of the investment to Canada's ability to compete in world markets.

To ensure prompt review, the ICA sets certain time limits for the Director and the Minister.  Within 45 days after a completed application has been received, the Minister must notify the acquiror that he is satisfied that the investment is likely to be of net benefit to Canada, or that he is unable to complete his review, in which case he shall have 30 additional days to complete his review (unless the acquiror agrees to a longer period), or he is not satisfied that the investment is likely to be of net benefit to Canada.

Where the Minister has advised the acquiror that he is not satisfied that the investment is likely to be of net benefit to Canada, the acquiror has the right to make representations and submit undertakings within 30 days of the date of the notice (or any other further period that is agreed upon between the acquiror and the Minister).  On the expiration of the 30-day period (or the agreed extension), the Minister must quickly notify the acquiror that he is now satisfied that the investment is likely to be of net benefit to Canada or that he is not satisfied that the investment is likely to be of net benefit to Canada.  In the latter case, the acquiror may not proceed with the investment or, if the investment has already been consummated, must divest itself of control of the Canadian business.

The ICA provides civil remedies for non-compliance with any provision.  There are also criminal penalties for breach of confidentiality or providing false information.

Except as provided in the ICA, there are no limitations under the laws of Canada, the Province of British Columbia or in any constituent documents of the Company on the right of non-Canadians to hold or vote the common shares of the Company.

7.  Provisions of Company's articles, charter or by-laws that have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition, or corporate restructuring involving the Company:

There are no limitations in the Company's Memorandum or Articles.

8.  Provisions governing the ownership threshold above which shareholder ownership must be disclosed:

The British Columbia Securities Act provides that a person that has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of, and of control or direction over, securities of the issuer carrying more than 10% of the voting rights attached to all the issuer's outstanding voting securities must, within 10 days of becoming an "insider", file an insider report in the required form effective the date on which the person became an insider, disclosing any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer. The British Columbia Securities Act also provides for the filing of a report by an "insider" of a reporting issuer who acquires or transfers securities of the issuer.  This insider report must be filed within 10 days after the end of the month in which the change takes place.

The U.S. rules governing the ownership threshold above which shareholder ownership must be disclosed are more stringent than those under the British Columbia Securities Act.  Section 13 of the Exchange Act imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in the Rule 13d-3 under the Exchange Act) of more than 5 per cent of a class of an equity security registered under Section 12 of the Exchange Act.  In general, such persons must file, within 10 days after such acquisition, a report of beneficial ownership with the Securities and Exchange Commission containing the information prescribed by the regulations under Section 13 of the Exchange Act.  This information is also required to be sent to the issuer of the securities and to each exchange where the securities are traded.

C.

Material Contracts

Following is a summary of each material contract, other than contracts entered into the ordinary course of business, to which the Company is a party, during the previous two fiscal years:

1.  Agreement dated April 29, 1998, amended as of March 27, 2001 between PA and AGC, re:  Aljustrel

This agreement was between Pirites Alentejanas, S.A. ("PA"), a private Portuguese company which holds the mining concessions, mining and milling assets and other real and personal property comprising the Aljustrel Project, and AGC Minas de Portugal, Lda. ("AGC"), a Portuguese subsidiary formed in March 1998 by Vestor and Auspex prior to their amalgamation to form the Company.  Each of Vestor and Auspex then held a 50% interest in AGC.

Under the terms of the PA Agreement, Vestor and Auspex agreed, through AGC, to satisfy certain minor creditors of PA (which requirement has already been satisfied by payment of approximately $440,000) and to commence a work program on the Aljustrel Project designed to complete a feasibility study (at an estimated cost of up to US$15 million).  The feasibility study was completed in June 2000.  Expenditures made by Vestor and Auspex towards the work program would be credited by PA and convertible into shares of PA upon the decision being made to proceed to commercial production.

Within 60 days of delivery of the feasibility study, Vestor and Auspex (now the Company) would have to notify PA of their decision to proceed to commercial production.  If Vestor and Auspex elect to proceed, within 180 days of the notification, Vestor and Auspex would have to pay to the creditors of PA an aggregate of US$3.6 million (based on late 2000 exchange rates) and subscribe for up to a 75% equity interest in PA by providing the financing required in order to bring the project into commercial production.  PA would approve the increase in its share capital and arrange for the appointment of nominees of Vestor and Auspex (now the Company) to the PA board of directors, such that the Vestor and Auspex nominees would comprise a majority.  As of March 27, 2001, the PA Agreement was amended to provide that the Company has until March 1, 2002, to pay the PA creditors and subscribe for up to a 75% equity interest in PA.  The Company purchased the 75% equity interest in December 2001.  For further information, please see "Item 4.  Information on the Company -- D.  Property, Plant and Equipment -- Portugal -- Acquisition of the Portugal Properties and Formation of the Portugal Joint Venture".

2.  Agreement dated May 29, 1998, between EDM and AGC, re:  Aljustrel

This agreement was between AGC, acting on behalf of Vestor and Auspex, and EDM, PA's then-majority shareholder holding more than 75% of its share equity (purchased by the Company in December 2001, as discussed in Item 4 above).  Under the EDM Agreement, EDM acknowledged that Vestor and Auspex's expenditures towards the work program under the PA Agreement would be credited to Vestor and Auspex (now the Company) and convertible into shares of PA upon electing to proceed to commercial production.  EDM also acknowledged that Vestor and Auspex were exempt from liability for any environmental rehabilitation work necessary due to historical exploitation on the Aljustrel property.  In the event that PA were required to carry out any rehabilitation work, Vestor and Auspex (now the Company) would be reimbursed for the costs by EDM.

Prior to resumption of mining on the Aljustrel property, Vestor and Auspex (now the Company) and EDM would establish the share capital of PA on the basis of EDM holding a 25% interest to the Company's 75% interest, the board of directors of PA would be rearranged such that the Company's nominees would comprise a majority, and the Company and EDM would enter into a shareholders agreement with respect to PA.  Pursuant to the EDM Agreement, the Company would receive 100% of available cash flow from mining operations at Aljustrel until it has recovered 100% of its pre-production capital investment.  EDM will then receive 100% of cash flow until it has recovered that portion of its debt which is not required to be converted into equity and thereafter available cash flow will be split as to 75% to PJV (now succeeded by the Company) and 25% to EDM.

Once Vestor and Auspex had received an aggregate amount equal to 200% of their pre-production capital investment EDM would thereafter be entitled to receive an additional 7.5% of cash flow, reducing the PJV's (now the Company's) share to 67.5%.  For further information, please see "Item 4.  Information on the Company -- D.  Property, Plant and Equipment -- Portugal -- Acquisition of the Portugal Properties and Formation of the Portugal Joint Venture".

3.  Convertible Loan Facilities with Resource Capital Funds.

The Company has two convertible loan facilities with Resource Capital Fund, which is the largest shareholder of the Company.  Under the terms of the two loan facilities, Resource Capital is entitled to convert all or any portion of the loans outstanding into common shares of the Company.  The loan facilities consist of a U.S. $4,000,000 convertible loan and a U.S. $5,059,235 convertible loan.  The U.S. $4,000,000 loan matures on December 31, 2003 and is convertible into common shares of the Company at Cdn. $0.25 on the first U.S. $2,000,000 and Cdn. $0.33 on the remaining US $2,000,000.  Conversion into common shares is based on a fixed exchange rate of US $0.67 for one Canadian dollar.  The U.S. $5,059,235 loan bears interest at LIBOR plus 3.0% per annum, compounded quarterly and is secured by a general security agreement on all of the tangible and intangible assets of the Company.  Interest is payable semi-annually with the principal maturing on December 31, 2004.  Interest on the convertible loan may be payable in either cash or common share, the number of which is calculated based on the average daily price of the common share for the ten trading days preceding the interest payment.  For further information, see "Item 5.  Operating and Financial Review and Prospects -- B.  Liquidity and Capital Resources" and Note 7 to the Company's financial statements included herewith.

4.  Employment Agreements

(a) The Company entered into employment agreements dated December 15, 1999, as amended (the "Agreements") with each of Alvin Jackson (Chief Operating Officer, President and a director), Ron Ewing (Chief Financial Officer and Executive Vice-President), John Greig (director) and Kelvin Dushnisky (former Vice-Chairman, General Counsel and a director) (the "Employees") separately, whereby each Employee has agreed that, in the event that steps are taken by any person for a takeover of control of the Company, the Employee will remain and tender services to the Company in accordance with his position until either the efforts for a takeover of control have ceased, or a takeover of control has occurred.

The Employee has the option, to be exercised within 12 months of any takeover of control, to elect to resign for the sole reason of the takeover of control, by giving at least one month's notice and not more than two months' notice, in which case the Company must pay: (a) the Employee's salary due up to the resignation date (plus any amounts previously made payable to the Employee but not yet paid), plus (b) an amount equivalent to 30 months' additional salary, based on the salary rate in effect as of the date of resignation; and (c) if the Employee elects not to retain his stock options in full force and effect, a cash amount equal to the aggregate spread between the exercise price of all options held by the Employee (whether or not fully exercisable) and the higher of two alternative price formulations, determined as provided in the Agreements.

Under the terms of the Agreements, if an Employee is removed from his current position otherwise than "for cause," he is entitled to a severance payment equal to 12 months' salary, based on his salary rate in effect as of the date of resignation and to retain any stock option held by him for the balance of the term of his option agreement, unless such termination occurs within 12 months of a takeover of control, in which case the Employee will receive 30 months' salary.

(b) The Company entered into employment agreements dated December 15, 1999, and July 4, 2001 (the "Agreements") with each of Ken Lowe ("Lowe") (Vice President and Comptroller) and Adriano Barros ("Barros") (Vice President, Business Development), whereby each of Lowe and Barros agreed that, in the event that steps are taken by any person for a takeover of control of the Company, Lowe and Barros will remain and tender services to the Company in accordance with his position until either the efforts for a takeover of control have ceased, or a takeover of control has occurred.

Lowe and Barros each have the option, to be exercised within six months of any takeover of control, to elect to resign for the sole reason of the takeover of control, by giving at least one month's notice and not more than two months' notice, in which case the Company must pay: (a) the salary of each of Lowe and Barros up to the resignation date (plus any amounts previously made payable to each but not yet paid), plus (b) an amount equivalent to 24 months' additional salary, based on the salary rate in effect as of the date of resignation; and (c) if either of Lowe and Barros elects not to retain his stock options in full force and effect, a cash amount equal to the aggregate spread between the exercise price of all options held by him (whether or not fully exercisable) and the higher of two alternative price formulations, determined as provided in the Agreements.

Under the terms of the Agreements, if an Employee is removed from his current position otherwise than "for cause," he is entitled to a severance payment equal to 12 months' salary, based on his salary rate in effect as of the date of resignation and to retain any stock option held by him for the balance of the term of his option agreement, unless such termination occurs within 12 months of a takeover of control, in which case he will receive 24 months' salary.

See "Item 6.  Directors, Senior Management and Employees -- B.  Compensation -- Termination of Employment, Change in Responsibilities and Employment Contracts".

5.  Letter Agreement, dated February 8, 2001, between the Company and Warrior, concerning financial advisory and investment banking services to be provided by Warrior in connection with the development of the Aljustrel Project.

The agreement provides that Warrior will, among other things, review financing sources and potential sources and terms of funds so as to establish a preliminary list of potential financiers, and also prepare an information memorandum, to include a detailed description of the Aljustrel Project, for presentation to the potential financiers.  The agreement provides for compensation to Warrior as follows:  US$50,000 on distribution of the information memorandum; US$50,000 payable sixty days after distribution of the first information memorandum to a potential financier; and a success fee of US$350,000 payable on completion of the assignment.  The success fee, which is subject to reduction to US$300,000 in certain circumstances as set forth in the agreement, will be payable on a decision by the Company to proceed with development of the Aljustrel Project.  The agreement also provides for a broken deal fee of US$200,000, payable if an unrelated third party acquires the Company or if the Company sells or otherwise disposes of its interest in the Aljustrel Project.  See "Item 4.  Information on the Company -- D.  Property, Plant and Equipment -- Portugal -- Aljustrel Project -- Feasibility Study -- Financial Advisory Services".

6.  Share Purchase Agreement, dated June 6, 2001, between the Company, Vaaldiam Resources Ltd. and N.P.R. (U.S.) Inc., to purchase all of the issued and outstanding shares of N.P.R., a wholly owned subsidiary of Vaaldiam, which is the owner of the Crypto claims.

The agreement with Vaaldiam involved the purchase of N.P.R. (U.S.) Inc. by EuroZinc for an initial payment of 1,000,000 shares of EuroZinc and a future cash payment of $1,000,000 Cdn. upon completion of the financing necessary to bring the deposit into production.  In addition a royalty of 1.5% of Net Smelter Return will be paid to Vaaldiam on all future production from Crypto.

See "Item 4.  Information on the Company -- D.  Property, Plant and Equipment -- Other Properties of the Company -- Crypto Zinc Deposit, Utah."

7.  Agreement, dated December 20, 2001, between the Company, AGC Minas de Portugal, SGPS, Unipessoal, Lda. ("AGC SGPS"), and Empresa de Desenvolvimento Mineiro, SGPS, S.A. ("EDM") for the purchase of EDM's shares in Pirites Alentejanas, S.A. ("PA"), the company that owns the Aljustrel zinc project.

On December 20, 2001, the Company, through another 100%-owned Portuguese subsidiary, AGC SGPS, entered into a new agreement with EDM that replaces and supersedes the PA Agreement and the EDM Agreement (the "PA Purchase Agreement"), pursuant to which the Company purchased EDM's 75% equity interest in PA in consideration for approximately US$5.4 million, of which US$1.25 million has been paid, with the balance payable in annual installments of US$ 1.58 million beginning twelve months after the commencement of production from the Feitais deposit.  The unpaid balance will be treated as a term loan with interest charged at the Euribor reference rate.  However, payments are required to be made only while production continues.  Other essential terms of the PA Purchase Agreement are as follows:

•

  The Company agreed to convene a general meeting of PA as soon as possible in order to appoint new officers and reorganize the capital structure of PA.  Through the reorganization, which was completed in November 2002, the Company owns in excess of 99% of the share capital of PA at no additional cost to the Company;

  The Company also purchased the accounts receivable of EDM due from PA under a previous PA bankruptcy agreement.  The total of US$7.9 million of debt acquired is to be repaid annually to EDM in four equal installments, with no interest attached, commencing twelve months after completion of the above payments for the PA shares.  These payments are also payable only while production continues;

  The remaining post-bankruptcy accounts receivable owing to EDM from PA have either been transferred to the Company or will be replaced in full by "price participation" from future production.  The "price participation" that EDM will receive will be calculated at the rate of 8% per payable pound of zinc in excess of US$0.55 whenever the annual zinc settlement price averages over US$0.55 per pound (e.g. If the price averaged US$0.60 for a year EDM would be paid US$0.004 per pound).  This is payable for a ten year period and the base price will be adjusted after five years to account for the effects of inflation; and

  Liability for the clean-up of areas associated with old mine workings will remain with the Portuguese State.

See "Item 4.  Information on the Company -- D.  Property, Plant and Equipment -- Portugal -- Acquisition of the Portugal Properties and Formation of the Portugal Joint Venture."

D.

Exchange Controls

Canada has no system of exchange controls.  There are no exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts or the repatriation of capital.

E.

Taxation

The following is a summary of material Canadian federal income tax considerations generally applicable in respect of the Common Shares.  The tax consequences to any particular holder of Common Shares will vary according to the status of that holder as an individual, trust, corporation, or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder's particular circumstances.  This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, hold their Common Shares as capital property and will not use or hold the Common Shares in carrying on business in Canada.

Generally, dividends paid by Canadian corporations to non-resident shareholders are subject to a withholding tax of 25% of the gross amount of such dividends.  However, Article X of the reciprocal tax treaty between Canada and the United States reduces to 15% the withholding tax on the gross amount of dividends paid to residents of the United States.  The withholding tax rate on the gross amount of dividends is reduced to 5% if the beneficial owner of the dividend is a U.S. corporation which owns at least 10% of the voting stock of the Canadian corporation paying the dividends.

A non-resident who holds shares of the Company as capital property will not be subject to tax on capital gains realized on the disposition of such shares unless such shares are "taxable Canadian property" within the meaning of the Income Tax Act (Canada) and no relief is afforded under any applicable tax treaty.  The shares of the Company would be taxable Canadian property of a non-resident if at any time during the five year period immediately preceding a disposition by the non-resident of such shares not less than 25% of the issued shares of any class of the Company belonged to the non-resident, persons with whom the non-resident did not deal at arm's length, or to the non-resident and persons with whom the non-resident did not deal at arm's length.  Shares of the Company would also be taxable Canadian property if they were acquired in exchange for taxable Canadian property in an amalgamation.

Material United States Federal Income Tax Consequences

The following summary is a general discussion of material United States Federal income tax considerations to U.S. holders of shares of the Company under current law.  It does not discuss all the tax consequences that may be relevant to particular holders in light of their circumstances or to holders subject to special rules, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of shares of the Company is not effectively connected with the conduct of a trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation, shareholders who hold their stock as ordinary assets and not capital assets and any other non-U.S. holders.  In addition, U.S. holders may be subject to state, local or foreign tax consequences.  Holders and prospective holders should consult with their own tax advisors with respect to their particular circumstances.  This discussion covers all material tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time.  Holders and prospective holders of shares of the Company should consult their own tax advisors about the Federal, state, local, estate, and foreign tax consequences of purchasing, owning and disposing of shares of the Company.

U.S. Holders

As used herein, a "U.S. Holder" includes a holder of shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity that is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of shares of the Company is effectively connected with the conduct of a trade or business in the United States.  A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations whose ownership of shares of the Company is not effectively connected with conduct of trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation and shareholders who hold their stock as ordinary assets and not as capital assets.

Distributions on Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits as defined under U.S. Federal tax law, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States Federal taxable income by those who itemize deductions.  (See more detailed discussion at "Foreign Tax Credit" below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the shares and thereafter as gain from the sale or exchange of the shares.  Preferential tax rates for net capital gains are applicable to a U.S. Holder that is an individual, estate or trust.  There are currently no preferential tax rates for long term capital gains for a U.S. Holder that is a corporation.

Dividends paid on the shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder that is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.  However, for tax years after 1997, an individual whose realized foreign exchange gain does not exceed U.S. $200 will not recognize that gain, to the extent that there are not expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense (other than travel expenses in connection with a business trip or as an expense for the production of income).

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States Federal income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of shares of the Company should consult their own tax advisors regarding their individual circumstances.  In the case of certain U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), owning 10% or more of the Common Shares, a portion of qualifying Canadian income tax paid by the Company will also be available as a foreign tax credit, subject to certain conditions and limitations, for U.S. federal income tax purposes, at the election of the U.S. Holder.

Disposition of Shares of the Company

A U.S. Holder will recognize a gain or loss upon the sale of shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the shares of the Company.  This gain or loss will be a capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations. Corporate capital losses (other than losses of corporations electing under Subchapter S or the Code) are deductible to the extent of capital gains.  Non-corporate taxpayers may deduct net capital losses, whether short-term or long-term, up to U.S. $3,000 a year (U.S. $1,500 in the case of a married individual filing separately).  For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of shares of the Company:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 60% (50% in subsequent years) or more of the Company's gross income for such year was derived directly or indirectly from certain passive sources, the Company would be treated as a "foreign personal holding company".  In that event, U.S. Holders that hold shares of the Company (on the earlier of the last day of the Company's tax year or the last date in which the Company was a foreign personal holding company) would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company's outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701 (a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging shares of the Company to be treated as ordinary income rather than capital gain.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Code, if 75% or more of its gross income in a taxable year is passive income, or the average percentage of the Company's assets (by value) during the taxable year which produce passive income or which are held for production of same is at least 50%.  Passive income is generally defined to include gross income in the nature of dividends, interest, royalties, rents and annuities; excess of gains over losses from certain transactions in any commodities not arising inter alia from a PFIC whose business is actively involved in such commodities; certain foreign currency gains; and other similar types of income.

U.S. Holders owning shares of a PFIC are subject to a special tax and to an interest charge based on the value of deferral of U.S. tax attributable to undistributed earnings of a PFIC for the period during which the shares of the PFIC are owned.  This special tax would apply to any gain realized on the disposition of shares of a PFIC.  In addition, the gain is subject to U.S. federal income tax as ordinary income, taxed at top marginal rates, rather than as capital gain income.  The special tax would also be payable on receipt of excess distributions (any distributions received in the current year that are in excess of 125% of the average distributions received during the 3 preceding years or, if shorter, the shareholder's holding period).  However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholder's interest therein, the above-described rules generally will not apply.  Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and any net capital gain regardless of whether such income or gain was actually distributed.  A U.S. Holder of a QEF can, however, elect to defer the payment of United States Federal income tax on such income inclusions.  Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons.

U.S. Holders who hold, actually or constructively, marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market (a "mark-to-market election").  If such an election is made, such U.S. Holder will not be subject to the special taxation rules of PFIC described above for the taxable years for which the mark-to-market election is made.  A U.S. Holder who makes such an election will include in income for the taxable year an amount equal to the excess, if any, of the fair market value of the shares of the Company as of the close of such tax year over such U.S. Holder's adjusted basis in such shares.  In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-market gains for the shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior year but for Section 1291 interest on tax deferral rules discussed above with respect to a U.S. Holder, who has not made a timely QEF election during the year in which he holds (or is deemed to have held) shares in the Company and the Company is a PFIC ("Non-Electing U.S. Holder"), over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years.  A U.S. Holder's adjusted tax basis in the shares of the Company will be increased or decreased to reflect the amount included or deducted as a result of mark-to-market election.  A mark-to-market election will apply to the tax year for which the election is made and to all later tax years, unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election.

The IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by a Non-Electing U.S. Holder that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  Generally, in such cases, the basis of the Company's shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognized.  A U.S. Holder who has made a timely QEF election (as discussed above) will not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  The transferee's basis in this case will depend on the manner of the transfer.  The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the shares of the Company are transferred.  Each U.S. Holder should consult a tax advisor with respect to how the PFIC rules affect their tax situation.

The PFIC and QEF election rules are complex.  U.S. Holders should consult a tax advisor regarding the availability and procedure for making the QEF election as well as the applicable method for recognizing gains or earnings and profits under the foregoing rules.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of stock of the Company ("United States shareholder"), the Company could be treated as a "controlled foreign corporation" under Subpart F of the Code.  This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata share of "Subpart F income" (as specially defined by the Code) of the Company.  In addition, under Section 1248 of the Code, a gain from the sale or exchange of shares by a U.S. Holder who is or was a United States shareholder at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged.  Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to the U.S. Holders of shares of the Company, a more detailed review of these rules is outside of the scope of this discussion.

If the Company is both a PFIC and controlled foreign corporation. the company will generally not be treated as a PFIC with respect to United States shareholders of the controlled foreign corporation.  This rule generally will be effective for taxable years of the Company ending with or within such taxable years of United States shareholders.

F.

Dividends and Paying Agents

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

G.

Statement by Experts

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

H.

Documents on Display

Copies of the Company's exhibits and documents are available for inspection at the Company's registered office located at Suite 2300, 1055 Dunsmuir Street, Vancouver, British Columbia, Canada V7X 1J1.

I.

Subsidiary Information

The information referred to in this section is not required for reports filed in the United States.

ITEM 11

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is a "Small Business Issuer" as such term is defined in Rule 12b-2 under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

ITEM 12

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

PART II

ITEM 13        DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has not been a material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default not cured within thirty days, relating to indebtedness of the Company or any of its subsidiaries.  There are no payments of dividends by the Company in arrears, nor has there been any other material delinquency relating to any class of preference shares of the Company.

ITEM 14

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Neither the Company nor any other person has (i) modified materially any instrument defining the rights of holders of any class of registered securities, (ii) modified materially or qualified the rights evidenced by any class of registered securities by issuing or modifying any other class of securities, or (iii) withdrawn or substituted a material amount of the assets securing any class of registered securities.  There has been no change in the trustees or paying agents for any of the Company's securities during the previous fiscal year.

ITEM 15

CONTROLS AND PROCEDURES

(a)  Evaluation of disclosure controls and procedures.    Based on their evaluation as of a date within 90 days of the filing date of this Annual Report on Form 20-F, the Company's principal executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934 (the "Exchange Act")) are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b)  Changes in internal controls.    There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16

[RESERVED]

ITEM 17

FINANCIAL STATEMENTS

The following financial statements are attached and incorporated herein:

ITEM 18

FINANCIAL STATEMENTS

See Item 17.

ITEM 19

EXHIBITS

The following exhibits are attached and incorporated herein:

	Description of Document	Pages
1.1	Certificate of Incorporation	*
1.2	By-Laws	*
4.1

Agreement dated December 15, 1999, as amended April 11, 2001, between the Company and Green Spot Enterprises Ltd. (Contractor providing services of Alvin Jackson, President and Chief Executive Officer)

*
4.2	Employment Agreement dated December 15, 1999, as amended April 12, 2001, between the Company and Ronald A. Ewing	*
4.3	Agreement dated December 15, 1999, as amended April 12, 2001, between the Company and JAG Holdings Ltd. (Contractor providing services of John Greig)	*
4.4	Employment Agreement dated December 15, 1999, between the Company and Kenneth Lowe	*
4.5	Letter Agreement dated February 8, 2001, between the Company and Warrior, a division of Standard Bank London, regarding financing for the Aljustrel Project	*
4.6	Amendment, dated March 27, 2001, to Agreement dated April 29, 1998, between PA and AGC, re: Aljustrel (AGC Minas De Portugal, SGPS, Unipessoal, Ltda., is also a party to the Amendment)	*
4.7	Share Purchase Agreement, dated June 6, 2001, among the Company, Vaaldiam Resources Ltd. and N.P.R. (US) Inc., regarding acquisition by the Company of N.P.R. (US), holder of Crypto property interests	*
4.8	Agreement, dated December 20, 2001, among the Company, EDM and AGC SGPS, regarding acquisition by the Company of EDM interest in PA	*
8	Subsidiaries of the Company
12.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*

Previously filed.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROZINC MINING CORPORATION

Registrant

By:        /s/ Ronald A. Ewing

Name:  Ronald A. Ewing

Title:     Executive Vice President and

                     Chief Financial Officer

Date:

July 11, 2003

CERTIFICATIONS

I, Alvin W. Jackson, certify that:

1.  I have reviewed this annual report on Form 20-F of EuroZinc Mining Corporation;

2.  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.  The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.  The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.  The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  July 11, 2003

/s/ Alvin W. Jackson

Alvin W. Jackson

President and Chief Operating Officer*

* Mr. Jackson is performing the functions of Chief Executive Officer as of the filing date.

CERTIFICATIONS

I, Ronald A. Ewing, certify that:

1.  I have reviewed this annual report on Form 20-F of EuroZinc Mining Corporation;

2.  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.  The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.  The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.  The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  July 11, 2003

/s/ Ronald A. Ewing

Ronald A. Ewing

Executive Vice President and Chief Financial Officer

Exhibit 8

Subsidiaries of the Company

The Company has the following subsidiaries:

1.

Portuglobal-Exploracoes Mineiras, Limitada, a wholly-owned subsidiary incorporated on January 18, 1995 under the laws of Portugal.

2.

AGC Minas de Portugal Unipessoal, Limitada, a wholly-owned subsidiary incorporated on January 19, 1996 under the laws of Portugal.

3.

AGC Minas de Portugal SGPS, Unipessoal, Limitada, a wholly-owned subsidiary incorporated under the laws of Portugal.

4.

Pirites Alentejanas, S.A., incorporated under the laws of Portugal.  The Company owns in excess of 99% of this subsidiary.

5.

Vestor Exploration Inc., a wholly-owned subsidiary incorporated on May 23, 1980, under the laws of Delaware.  This subsidiary, a close corporation under Delaware law, is currently inactive.

6.

N.P.R. (U.S.) Inc., a wholly-owned subsidiary incorporated under the laws of Nevada.

Exhibit 12.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of EuroZinc Mining Corporation for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:  July 11, 2003

/s/ Alvin W. Jackson

Alvin W. Jackson

President and Chief Operating Officer*

* Mr. Jackson is performing the functions of Chief Executive Officer as of the filing date.

A signed original of this written statement required by Section 906 has been provided to the registrant and will be retained by the registrant and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 12.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of EuroZinc Mining Corporation for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:  July 11, 2003

/s/ Ronald A. Ewing

Ronald A. Ewing

Executive Vice President and Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to the registrant and will be retained by the registrant and furnished to the Securities and Exchange Commission or its staff upon request.

EuroZinc Mining Corporation

Years ended December 31, 2002, 2001 and 2000

(Canadian $)

Consolidated Financial Statements

o

Management's Responsibility for Financial Reporting

o

Auditors' Report

o

Consolidated Balance Sheets

o

Consolidated Statements of Operations and Deficit

o

Consolidated Statements of Cash Flows

o

Notes to the Consolidated Financial Statements

o

Schedule 1 - Consolidated Operating and Administration Costs

o

Schedule 2 - Consolidated Deferred Acquisition and Exploration Expenses

Management's Responsibility For Financial Reporting

The consolidated financial statements and all information in the Annual Report have been prepared by the management of the Company. The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada, using management's best estimates and judgments based on currently available information. When alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances.

The Company maintains an appropriate system of internal controls to provide reasonable assurance that financial information is accurate and reliable and that the Company's assets are appropriately accounted for and adequately safeguarded.

The Audit Committee of the Board of Directors, consisting of three members, has met with management and the independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company's independent auditors, Watson Dauphinee & Masuch, Chartered Accountants, were appointed by the Audit Committee to replace the Company's previous auditors, and that appointment is to be approved by shareholders of the Company at the Company's next Annual General Meeting. The Auditors' Report sets out the scope of their examination and their opinion on the consolidated financial statements.

"Alvin W. Jackson"

President and Chief Operating Officer

"Ron A. Ewing"

Vice-President and Chief Financial Officer

Auditors' Report

To the Shareholders of:

EUROZINC MINING CORPORATION

We have audited the consolidated balance sheet of EuroZinc Mining Corporation as at December 31, 2002 and the consolidated statements of operations and deficit and cash flows for the year then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.  As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied, after giving retroactive effect to the change in method of accounting for foreign currency translation as explained in note 2(d) to the consolidated financial statements, on a consistent basis.

The consolidated financial statements as at December 31, 2001 and for the years ended December 31, 2001 and 2000 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated March 08, 2002.

"Watson Dauphinee & Masuch"

Chartered Accountants

Vancouver, Canada

March 15, 2003

EUROZINC MINING CORPORATION

Consolidated Balance Sheets

As at December 31, 2002 and 2001 (Canadian $)

	2002	2001
	$	$
ASSETS

CURRENT
Cash and Cash Equivalents	310,679	704,106
Accounts Receivable and Refundable Taxes	787,001	512,363
Prepaid Expenses and Deposits	75,137	138,170

	1,172,817	1,354,639

Deferred Financing Costs	-	15,743
Mineral Properties (Note 4)	30,549,406	25,952,919
Property, Plant and Equipment (Note 5)	8,164,699	8,292,327

	39,886,922	35,615,628

LIABILITIES

CURRENT
Accounts Payable and Accrued Liabilities	1,524,339	941,255
Current Portion of Capital Lease Obligations	17,771	14,662
Current Portion of Deferred Sales Contracts	199,177	225,729
Convertible Loans (Note 7(a))	6,241,525	5,412,993

	7,982,812	6,594,639

Capital Lease Obligations	24,513	12,747
Deferred Sales Contracts (Note 6)	597,530	677,187
Convertible Loans (Note 7(b))	6,500,627	2,835,287
Long-Term Payables (Note 8)	17,301,513	13,912,370

	32,406,995	24,032,230

SHAREHOLDERS' EQUITY

Share Capital (Note 9)	32,958,583	31,835,082
Equity Component of Convertible Loans (Note 7)	4,117,711	2,688,634
Deficit	(29,596,367)	(22,940,318)

	7,479,927	11,583,398

	39,886,922	35,615,628

Nature of Operations (Note 1)
Commitments and Contingent Liabilities (Notes 3 and 4)
Subsequent Event (Note 13)

Approved by the Directors:

"Alvin W. Jackson"

"John A. Greig"

Director

Director

EUROZINC MINING CORPORATION

Consolidated Statements of Operations and Deficit

For the Years Ended December 31, 2002, 2001 and 2000 (Canadian $)

	2002	2001	2000
	$	$	$

OPERATING EXPENSES

Operating and Administration Costs (Schedule 1)	4,073,262	2,896,323	2,495,385
(Gain) Loss on Disposal of Property and Equipment	(252,561)	(3,462)	36,462
Write-off Mineral Properties (Note 4 and Schedule 2)	-	100,002	8,572

LOSS BEFORE OTHER ITEMS	3,820,701	2,992,863	2,540,419

Interest Income	(4,397)	(21,783)	(51,500)
Reorganization Costs (Note 3(a))	380,805	-	-
Foreign Exchange Loss (Note 2(d))	2,326,172	201,906	12,810

NET LOSS FOR THE YEAR	6,523,281	3,172,986	2,501,729

Deficit, Beginning of the Year	22,940,318	19,767,332	17,265,603

Adjustment Loss on Adoption of New Accounting Standard
for Foreign Currency Translation (Note 2(d))	132,768	-	-

DEFICIT, END OF THE YEAR	29,596,367	22,940,318	19,767,332

	(0.10)	(0.05)	(0.05)
Basic Loss Per Share (Note 2(g))	(0.10)	(0.05)	(0.05)

Weighted Average Number of Shares Outstanding	67,120,598	59,892,300	52,702,125

EUROZINC MINING CORPORATION

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2002, 2001 and 2000 (Canadian $)

	2002	2001	2000
	$	$	$

CASH WAS PROVIDED FROM, UTILIZED (FOR):

OPERATING ACTIVITIES
Net (Loss) for the Year	(6,523,281)	(3,172,986)	(2,501,729)
Non-Cash Items:
Amortization of Property, Plant and Equipment	154,314	97,189	116,503
Amortization of Deferred Financing Costs	15,743	15,742	-
Interest Accretion of Convertible Loans and Long-Term Payables	2,152,638	742,413	472,502
Unrealized Foreign Exchange Loss	2,462,016	318,038	78,576
(Gain) Loss on Disposal of Property and Equipment	(252,561)	(3,462)	36,462
Write-Off Deferred Exploration Expenditures	-	100,002	8,572
Common Shares Issued for Interest Expense and Services	115,131	415,902	342,725

	(1,876,000)	(1,487,162)	(1,446,389)

Changes in Non-Cash Working Capital Accounts
Accounts Receivable and Refundable Taxes	(274,638)	43,719	364,258
Prepaid Expenses and Deposits	63,033	(10,704)	62,630
Accounts Payable and Accrued Liabilities	583,084	(113,997)	(808,982)

	(1,504,521)	(1,568,144)	(1,828,483)

INVESTING ACTIVITIES
Acquisition of Property, Plant and Equipment	(6,572)	(37,278)	(69,000)
Mineral Property Expenditures	(4,487,886)	(1,887,958)	(4,020,105)
Acquisition of PA, net of $405,085 cash acquired (Note 3(a))	-	(1,640,650)	-
Sale of Short-Term Investments	-	-	2,302,629
Deferred Financing Costs	-	-	(31,485)

	(4,494,458)	(3,565,886)	(1,817,961)

FINANCING ACTIVITIES
Shares Issued for Cash, Net of Costs	1,008,370	1,119,687	1,641,888
Capital Lease Payments	(16,463)	(16,631)	(32,711)
Convertible Loan Proceeds	4,613,645	3,311,500	2,989,300
Financing Costs	-	-	(38,768)

	5,605,552	4,414,556	4,559,709

(Decrease) Increase in Cash and Cash Equivalents	(393,427)	(719,474)	913,265

Cash and Cash Equivalents, Beginning of the Year	704,106	1,423,580	510,315

Cash and Cash Equivalents, End of the Year	310,679	704,106	1,423,580

SUPPLEMENTARY DISCLOSURE

CASH PAID FOR INTEREST	-	-	6,493

NON-CASH INVESTING AND FINANCING ACTIVITIES
Common Shares Issued for Mineral Property (Note 3(b))	-	320,000	-
Long-Term Payables Issued for Mineral Property (Note 3(a))	-	18,944,364	-

EUROZINC MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2002, 2001 and 2000 (Canadian $)

NOTE 1 - NATURE AND CONTINUANCE OF OPERATIONS

EuroZinc Mining Corporation ("the Company") was formed on April 21, 1999 under the laws of the Province of British Columbia.  These financial statements are prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company has incurred significant losses to date and has been reliant on external financing of equity and debt.  As at December 31, 2002, the Company has an excess of current liabilities over current assets in the amount of $6,809,995.  Included in current liabilities is $6,241,525 related to a convertible loan.  The Company is in the process of renegotiating the maturity date of this convertible loan presently due on December 31, 2003.

As a result of the acquisition of Pirites Alentejanas, S.A. ("PA") in 2001 (note 3(a)), the Company has incurred long-term payables of $17,301,513 (2001 - $13,912,370) (note 8) to be paid after production commences at PA's Aljustrel zinc project.  The ability of the Company to meet these liabilities depends entirely on the development of the project and future profitable operation.

The recoverability of amounts capitalized for mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the development of the properties, and upon future profitable operation.  In addition, the viability of the Company's mineral properties is dependent on increased mineral prices over current market levels.

The ability of the Company to continue as a going concern is dependent upon obtaining the necessary financing to ensure that the Company is able to meet its liabilities and commitments as they come due and to develop and maintain profitable operations.  There can be no assurance that a viable financing will be available to the Company.  These consolidated financial statements do not reflect any adjustments to the amounts and classifications of assets and liabilities which would be necessary should the Company be unable to continue operations.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared using Canadian generally accepted accounting principles, as summarized below.

(a)

Consolidated Financial Statements

These financial statements have been prepared on a consolidated basis and include the assets, liabilities and operations of EuroZinc Mining Corporation, its 100% owned U.S. subsidiaries, Castle Creek Mines Inc., N.P.R. (U.S.) Inc., and its Portuguese subsidiaries, 100% owned Portuglobal-Exploracoes Mineiras, Lda., AGC Minas de Portugal, SGPS, Unipessoal, Lda., AGC Minas de Portugal, Unipessoal, Lda., and its 99.6% owned Pirites Alentejanas, S.A.  All material intercompany balances and transactions have been eliminated.

(b)

Mineral Properties and Depletion

The amounts shown for mineral properties represent acquisition and exploration costs, less recoveries, incurred to date and do not necessarily reflect present or future values.  The Company capitalizes all acquisition, exploration and development costs on a property-by-property basis.

EUROZINC MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2002, 2001 and 2000 (Canadian $)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)

Mineral Properties and Depletion (Continued)

Mineral property sales proceeds or option payments received for exploration rights are treated as cost recoveries.  They are credited first to the cost of mineral properties, and second, to deferred exploration costs with any remaining balance being credited to operations during the year.

Management periodically reviews the carrying value of its investments in mineral properties with internal and external mining related professionals.  A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of mineral reserves, anticipated future mineral prices, the anticipated future costs of exploring, developing and operating a producing mine, the expiration term and ongoing expenses of maintaining leased mineral properties and the likelihood that the Company will continue exploration.  The Company does not set a predetermined holding period for properties without proven reserves; however, properties which have not demonstrated suitable metal concentrations at the conclusion of each phase of an exploration program are re-evaluated to determine if future exploration is warranted and their carrying values are appropriate.  If a mineral property is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are charged against operations in the year of abandonment or in the year of determination of value.

If there has been a delay in exploration activity that extends beyond three years, the Company writes off any exploration or acquisition costs related to that property unless persuasive evidence exists to the contrary to support the carrying value as being recoverable.

The accumulated costs of properties that are developed to the stage of commercial production will be amortized to operations by unit-of-production depletion.

(c)

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated amortization and are amortized using the following methods and rates:

Office Equipment

Declining Balance

20% - 30% Per Annum

Mining Equipment

Straight-Line

8 - 10 Years

Vehicles

Straight-Line

5 Years

Mining Camp Equipment

Straight-Line

3 Years

Computer Software

Straight-Line

2 Years

Buildings and Equipment

Straight-Line

8 - 10 Years

Power Transmission and Distribution System

Straight-Line

8 - 10 Years

Property, plant and equipment that are currently not in use or that are under development will not be amortized until such assets are put in use.

(d)

Foreign Currency Translation

The Company's functional currency is the Canadian dollar.  The accounts of integrated foreign operations, which are initially recorded in United States dollars and European Euros, have been translated into Canadian dollars as follows:

Monetary Items

At the exchange rate prevailing at the balance sheet date

Non-Monetary Items

At historical rates

Revenue and Expense Items

At the average exchange rate for the month

EUROZINC MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2002, 2001 and 2000 (Canadian $)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d)

Foreign Currency Translation (Continued)

Amortization of assets translated at historical exchange rates is translated at the same exchange rates as the assets to which they relate.

All foreign exchange gains or losses are recognized in current operations.

Effective January 01, 2002, the Company has adopted the new accounting standard recommended by the Canadian Institute of Chartered Accountants ("CICA") for the translation of foreign currencies.  Foreign exchange gains and losses on long-term debt associated with integrated foreign operations are no longer amortized over the term of the debt, but are charged to earnings in the period they arise.  The Company recorded an adjustment to increase opening deficit by $132,768, the amount of unamortized foreign exchange loss on long-term debt as at December 31, 2001.

(e)

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates include the assessment of recoverability of mineral properties and property, plant and equipment, the determination of the amortization period of property, plant and equipment, the estimated amount of accrued liabilities and long-term payables, the determination of tax bases in foreign jurisdictions, and the determination of the equity component of the convertible loans.  Actual results may differ from these estimates.

(f)

Share Capital

The Company records proceeds from share issuances net of issue costs.  Shares issued for other than cash consideration are valued at the quoted price on the TSX Venture Exchange on the date the agreement to issue the shares is reached.

Shares to be issued which are contingent upon future events or actions are recorded by the Company when it is reasonably determinable that the shares will be issued.

The Company has a share option plan which is described in note 9.  Under this plan, options are not granted at less than their market price at the date of grant; accordingly, no compensation expense is recorded on the granting of options under this plan.  Any consideration paid by option holders on the exercise of stock options is credited to share capital.

Effective January 01, 2002, the Company has adopted the new CICA accounting standard for stock-based compensation and other stock-based payments which requires that all stock-based awards granted to non-employees be accounted for using the fair value method.  As allowed by the new accounting standard, the Company has elected to continue its current policy of not recording any compensation expense on the granting of stock options to employees and directors as the exercise price of the options are not less than their market price at the date of grant.  Pro forma disclosure of the compensation expense which would have been recorded under the fair value method is disclosed in note 9.

EUROZINC MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2002, 2001 and 2000 (Canadian $)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g)

Loss per Common Share

Basic loss per share is calculated by dividing loss available to common shareholders by the weighted average number of common shares outstanding in the period.  For all periods presented, loss available to common shareholders is equal to the reported loss.  Because the Company is reporting a net loss, fully diluted loss per share is not calculated or presented on the consolidated statements of operations and deficit as the issuance of shares on conversion of convertible loans or the exercise of share purchase options and warrants would be anti-dilutive.

(h)

Financial Instruments

The carrying amount of cash and cash equivalents, accounts receivable and refundable taxes, accounts payable and accrued liabilities, capital lease obligations and convertible loans approximates their fair value because of the short term to maturity of these instruments.  The fair value of long-term payables is estimated to approximate their carrying values as they reflect current interest rates applicable to the Company.

(i)

Convertible Loans

Convertible loans are recorded in part as debt and in part as shareholders' equity.  The Company uses both the "residual valuation of equity component" and/or the "option pricing model valuation of equity component" to determine the debt and equity components of the convertible loans.

Under the residual valuation method, the debt component is determined by estimating the present value of the future cash payments discounted at a rate of interest which the Company would be charged by the market for similar debt without the conversion option.  The difference between the proceeds of the loan and the debt component is recorded as the equity component.

Under the option pricing model, the debt component is determined as under the residual valuation method, while the equity component is determined by using the Black-Scholes option pricing model.  The debt and equity components are then adjusted on a pro rata basis such that their total equals the proceeds of the loan.

Under both methods, the debt components are accreted to their face value at maturity through a charge to interest expense over the term of the convertible loan.

(j)

Foreign Currency Risk

The Company operates internationally which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations.  The Company has not entered into foreign currency contracts to hedge its risk against foreign currency fluctuations.

EUROZINC MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2002, 2001 and 2000 (Canadian $)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k)

Income Taxes

The Company uses the asset and liability method of accounting for income taxes.  Under the asset and liability method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and available loss carry forwards.  Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse.  The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted.  The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

(l)

Comparative Figures

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year.

NOTE 3 - ACQUISITIONS

(a)

Pirites Alentejanas, S.A.

On December 20, 2001, the Company acquired 75.6% of the issued and outstanding shares of Pirites Alentejanas, S.A. ("PA"), from Empresa de Desenvolvimento Mineiro, SGPS, S.A. ("EDM").  The main asset of PA is the Aljustrel zinc project, located in Aljustrel, Portugal.  The project includes a mining lease encompassing four sulphide deposits: St. Joao, Moinho, Algares, and Feitais, a fully developed mine and related mining facilities.  Under the terms of the purchase agreement, the aggregate face value of the purchase price, expressed in Portuguese Escudos now European Euros, was, using the exchange rate at December 31, 2001, $20,940,000 (14,798,000 Euros).  $1,945,735 (1,375,000 Euros) was paid on signing of the purchase agreement with the balance of $18,994,265 (13,423,000 Euros) (note 8) payable as follows:

$6,544,745 (4,625,000 Euros), bearing interest at the London Interbank Borrowing Rate ("LIBOR") and compounded annually, is payable (principal and interest) in annual installments of $2,516,624 (1,750,000 Euros) beginning twelve months after the commencement of production of the Feitais deposit; and

$12,449,520 (8,798,000 Euros), non-interest bearing, is payable, twelve months after the final payment of the $6,544,745 (4,625,000 Euros), in four equal annual installments of $3,114,404 (2,199,500 Euros) and only while production of the Aljustrel project continues.

In addition, the Company is committed to pay to EDM $24,065,000 (16,965,000 Euros) under the terms of a "price participation" clause.  The "price participation" which the Company is liable to EDM is an amount equal to the amount of zinc produced and sold from PA's properties times 8% of the price per pound of zinc in excess of US $0.55 whenever the annual zinc settlement price averages over US $0.55 per pound.  This price participation is payable for a period of ten years and the base price of US $0.55 will be adjusted after five years to account for the effects of inflation.  These payments will be accounted for as an increase in the cost of the acquired assets at the time the payments become due.

EUROZINC MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2002, 2001 and 2000 (Canadian $)

NOTE 3 - ACQUISITIONS (CONTINUED)

(a)

Pirites Alentejanas, S.A. (Continued)

The transaction has been accounted for as a purchase and the assets acquired and the liabilities assumed were recorded at management's best estimate of fair value.  The results of operations of PA have been included in the Company's consolidated financial statements as of the date of acquisition.  The long-term payables associated with the purchase price have been discounted and recorded at their estimated (fair) present value (note 8).  These payables will be accreted to their face value over the estimated term of the long-term payables through a charge to interest expense.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:

Net Identifiable Assets Acquired:	$
Cash	405,085
Accounts Receivable	398,768
Mineral Properties	8,388,096
Property, Plant and Equipment	8,203,746
Long-Term Payables (note 8)	(2,031,440)
Accounts Payable	(1,437,590)

13,926,665

Fair Value of Purchase Price:
Cash Paid	1,945,735
Long-Term Payables (note 8)	11,880,930
Acquisition Costs	100,000

13,926,665

In 2002, the Company applied and received approval from the Portuguese courts to re-organize the capital structure of PA.  Accordingly, the Company's ownership of PA increased from 75.6% to 99.6%.  Additional acquisition costs of $108,601 were incurred and capitalized to mineral properties in 2002; reorganization costs of $380,805 have been charged to operations in 2002.

(b)

NPR (U.S.) Inc.

On June 06, 2001, the Company acquired 100% of N.P.R. (U.S.) Inc. ("NPR"), a Nevada registered company, from Vaaldiam Resources Ltd. ("Vaaldiam") by issuing 1,000,000 common shares of the Company with a fair value of $320,000.  NPR's major asset is the Crypto zinc mineral property located in Juab County, Utah.  This acquisition has been accounted for by the purchase method and the total purchase price, including costs, of $346,213 has been allocated to mineral properties.

The purchase agreement also provides for an additional amount payable of $1,000,000 once financing to bring the Crypto zinc mineral property to production has been secured.  This payment will be accounted for as an increase to mineral properties at the time this balance becomes due.  A royalty of 1.5% of Net Smelter Return is payable to Vaaldiam upon commencement of production.

EUROZINC MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2002, 2001 and 2000 (Canadian $)

NOTE 4 - MINERAL PROPERTIES

Accumulated costs in respect of the mineral properties consist of the following:

	Deferred exploration costs (Schedule 2)			Acquisition costs (Schedule 2)				Balance
2002	Balance	Additions	Balance	Balance		Balance		December 31,
	December 31,	net of	December 31,	December 31,		December 31,		2002
	2001	Recoveries	2002	2001	Additions	2002	Write-offs	Total
	$	$	$	$	$	$	$	$
Development Projects
Portugal
Aljustrel Project	15,300,229	4,425,432		8,878,696	108,601	8,987,297	-	28,712,958
Malhadinha Concession	1,427,691	53,026		-	-	-	-	1,480,717

				8,878,696	108,601	8,987,297	-

Exploration Projects
United States
Crypto Property	90	9,428		346,213	-	346,213	-	355,731

	16,728,010	4,487,886	21,215,896	9,224,909	108,601	9,333,510	-	30,549,406

	Deferred exploration costs (Schedule 2)			Acquisition costs (Schedule 2)				Balance
2001	Balance	Additions	Balance	Balance		Balance		December 31,
	December 31,	net of	December 31,	December 31,		December 31,		2001
	2000	Recoveries	2001	2000	Additions	2001	Write-offs	Total
	$	$	$	$	$	$	$	$
Development Projects
Portugal
Aljustrel Project	13,414,794	1,885,435	15,300,229	490,600	8,388,096	8,878,696	-	24,178,925
Malhadinha Concession	1,425,258	2,433	1,427,691	-	-	-	-	1,427,691

	14,840,052	1,887,868	16,727,920	490,600	8,388,096	8,878,696	-	25,606,616

Exploration Projects
United States
CAL Mineral Claims	-	-	-	1	-	1	(1)	-
Crypto Property	-	90	90	-	346,213	346,213	-	346,303

	-	90	90	1	346,213	346,214	(1)	346,303

Canada
Snare Joint Ventures,
Northwest Territories	100,000	-	100,000	-	-	-	(100,000)	-
Chu Chua, B.C.	1	-	1	-	-	-	(1)	-

	14,940,053	1,887,958	16,828,011	490,601	8,734,309	9,224,910	(100,002)	25,952,919

 Portugal

Aljustrel Zinc Project

On December 20, 2001, the Company acquired PA, which owns the Aljustrel mining lease, a fully developed mine and associated mining facilities (note (3(a)). The Company had completed a positive Feasibility study on the project in June 2000 and subsequently updated the study in February 2001.  The Company incurred a total of $4,425,432 in exploration expenditures in 2002 (2001 - $1,885,435).

Malhadinha Zinc Concession (formerly two concessions Estacao and Malhadinha)

Malhadinha is an exploration concession which comprises what were formerly two separate concessions, Estacao and Malhadinha.  The concession surrounds the Aljustrel mining lease.  The term of the concession is two years with the right to renew on an annual basis for up to three years.  At the end of each renewal year, the Company must reduce the concession by 50% and submit a new work program.  The Company completed its fourth year of exploration on September 30, 2002, having met its work commitments to date and is in the process of applying for a third extension period.

EUROZINC MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2002, 2001 and 2000 (Canadian $)

NOTE 4 - MINERAL PROPERTIES (CONTINUED)

United States

CAL Mineral Claims

Nominal acquisition costs of $1 was written-off and charged to operations in 2001 as the related mineral claims were abandoned.

Crypto Zinc Property

On June 06, 2001, the Company acquired N.P.R. (U.S.) Inc., holder of the Crypto zinc property located in Juab County, Utah, from Vaaldiam Resources Ltd. (note 3(b)).  The Crypto property comprises of 40 unpatented claims and 14 patented claims, totalling approximately 963 acres.

Canada

Snare Joint Ventures

Deferred exploration costs of $100,000 were written-off and charged to operations in 2001 as the related mineral claims were abandoned.

Chu Chua

Deferred exploration costs of $1 was written-off and charged to operations in 2001 as the related mineral claims were abandoned.

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT

		Accumulated	Net book
	Cost	amortization	value
2002	$	$	$
Office Equipment	319,089	193,857	125,232
Mining Equipment	1,164,083	20,043	1,144,040
Vehicles	507,353	176,568	330,785
Computer Software	24,250	23,672	578
Buildings and Equipment	6,386,525	-	6,386,525
Power Transmission and Distribution System	177,539	-	177,539

	8,578,839	414,140	8,164,699

2001	$	$	$
Office Equipment	303,807	156,070	147,737
Mining Equipment	1,167,160	20,213	1,146,947
Vehicles	470,521	82,200	388,321
Computer Software	24,029	21,457	2,572
Buildings and Equipment	6,431,374	-	6,431,374
Power Transmission and Distribution System	175,376	-	175,376

	8,572,267	279,940	8,292,327

EUROZINC MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2002, 2001 and 2000 (Canadian $)

NOTE 6 - DEFERRED SALES CONTRACTS

The Company's Portuguese subsidiary, PA, has entered into sales contracts with certain employees (purchasers), whereby PA has agreed to sell certain residential housing units to the purchasers.  Title to the housing units is transferred from PA to the purchasers upon receipt of the final payment pursuant to the contract.  Upon transfer of title, PA records the sale and resultant gain or loss on the disposition of the property.  As at December 31, 2002, PA has received amounts totalling $796,707 (2001 - $902,916) pursuant to such agreements relating to units whose title has yet to be transferred to the purchasers.

NOTE 7 - CONVERTIBLE LOANS

The Company has two convertible loan facilities with Resource Capital Fund ("RCF"), a venture capital firm based in Denver, Colorado and the largest shareholder of the Company.  Under the terms of the two loan facilities, RCF is entitled to convert all or any portion of the loans outstanding into common shares of the Company.

(a)

US $4,000,000 Convertible Loan

Terms of this US $4,000,000 convertible loan, drawn in 1999 and 2000 and originally entered into in April 1999, were amended in October 2002.  Under the terms of the amended agreement, this loan matures on December 31, 2003 and is convertible into common shares of the Company at Cdn. $0.25 on the first US $2,000,000 and Cdn. $0.33 on the remaining US $2,000,000.  Conversion into common shares is based on a fixed exchange rate of US $0.67 for one Canadian dollar.  (Under the terms of the original agreement, the loan's maturity date was December 31, 2002 and the conversion price ranged from Cdn. $0.40 to Cdn. $0.80).

This convertible loan bears interest at LIBOR plus 1.5% per annum, compounded monthly and is secured by a general security agreement on all of the tangible and intangible assets of the Company.  Interest is payable semi-annually with the principal maturing on December 31, 2003.  Interest on the convertible loan may be payable in either cash or common share, the number of which is calculated based on the average daily price of the common share for the ten trading days preceding the interest payment.  In 2002, the Company issued 795,651 common shares as payment for $115,131 in interest payable (2001 - 1,841,992 common shares were issued for $415,902 in interest payable).  To December 31, 2002, the Company has issued a total of 3,221,469 common shares as payment for $826,758 in interest since inception of the loan facility.  As at December 31, 2002, the Company has accrued interest payable of $154,823 on this loan.

The equity value of the conversion feature of this convertible loan was estimated at $2,160,421 and is included as a separate component of the shareholders' equity.  The equity value was calculated using the "residual valuation of equity component" method and is the difference between the loan proceeds received and the fair value of the loan which was determined based on its present value using a discount rate of 15%.

This convertible loan is accreted to its face value at maturity over the term of the debt through a charge to interest expense.  Interest expense relating to the accretion of this convertible loan totalled $861,677 in 2002 and has been charged to operations (2001 - $742,413).

(b)

US $5,059,235 Convertible Loan

The second facility made available to the Company is US $5,059,235 of which US $2,109,235 (Cdn. $3,363,500 at the exchange rate at December 31, 2001) and US $2,950,000 (Cdn. $4,659,819 at the exchange rate at December 31, 2002) were drawn by the Company in 2001 and 2002, respectively.  This convertible loan bears interest at LIBOR plus 3.0% per annum, compounded quarterly and is secured by a general security agreement on all of the tangible and intangible assets of the Company.  Interest is payable semi-annually with the principal maturing on December 31, 2004.  Interest on the convertible loan may be payable in either cash or common share, the number of which is calculated based on the average daily price of the common share for the ten trading days preceding the interest payment.  As at December 31, 2002, the Company has accrued interest payable of $291,585 on this loan.

EUROZINC MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2002, 2001 and 2000 (Canadian $)

NOTE 7 - CONVERTIBLE LOANS (CONTINUED)

(b)

US $5,059,235 Convertible Loan (Continued)

The conversion prices for this convertible loan facility are as follows:

Amount (US $)	Conversion Price (Cdn. $) and Exchange Rate

75,000	$0.15 per share through September 18, 2003 increasing by $0.05 on each subsequent September 18 while the conversion rights remain outstanding; exchange rate fixed at US $1 for Cdn $1.57.
234,235	$0.15 per share through October 02, 2003 increasing by $0.05 on each subsequent October 02 while the conversion rights remain outstanding; exchange rate fixed at US $1 for Cdn $1.57.
150,000	$0.10 per share through October 29, 2003 increasing by $0.05 on each subsequent October 29 while the conversion rights remain outstanding; exchange rate fixed at US $1 for Cdn $1.57.
150,000	$0.10 per share through November 29, 2003 increasing by $0.05 on each subsequent November 29 while the conversion rights remain outstanding; exchange rate fixed at US $1 for Cdn $1.57.
2,000,000	$0.15 per share through December 22, 2003 increasing by $0.05 on each subsequent December 22 while the conversion rights remain outstanding; exchange rate fixed at US $1 for Cdn $1.57.
350,000	$0.15 per share through May 10, 2004 increasing by $0.05 on each subsequent May 10 while the conversion rights remain outstanding; exchange rate fixed at US $1 for Cdn $1.57.
600,000	$0.14 per share through June 24, 2004 increasing by $0.05 on each subsequent June 24 while the conversion rights remain outstanding; exchange rate fixed at US $1 for Cdn $1.53.
600,000	$0.10 per share through August 19, 2004 increasing by $0.05 on each subsequent August 19 while the conversion rights remain outstanding; exchange rate fixed at US $1 for Cdn $1.56.
900,000	$0.10 per share through October 07, 2004 increasing by $0.05 on each subsequent October 07 while the conversion rights remain outstanding; exchange rate fixed at US $1 for Cdn $1.58.

5,059,235

The equity value of the conversion feature of this convertible loan was estimated at $1,957,290 and is included as a separate component of the shareholders' equity.  The equity value on the advances received in 2001, $528,213, was calculated using the Black-Scholes option pricing model assuming an expected stock price volatility of 60%, a risk-free interest rate of 4%, expected life of options ranging from 2.00 years to 2.25 years and expected dividend yield of 0%.  The equity value of the convertible loan on the advances received in 2002, $1,429,077, was calculated using the "residual valuation of equity component" method and is the difference between the loan proceeds received and the fair value of the advances which was determined based on its present value using a discount rate of 15%.

This convertible loan is accreted to its face value at maturity over the term of the debt through a charge to interest expense.  Interest expense relating to the accretion of this convertible loan totalled $477,057 in 2002 and has been charged to operations (2001 - $20,961).

NOTE 8 - LONG-TERM PAYABLES

	Face Value		Recorded Value (Cdn. $)
	Euros	Cdn. $ (At the exchange rate at December 31, 2002)	Balance December 31, 2001	Interest Expense (Actual and On Accretion of Long-Term Payables)	Foreign Exchange Loss	Balance December 31, 2002
To EDM - Outstanding Debt on Acquisition of PA (note 3(a))
Interest Bearing Debt - Principal and Interest(1)	4,678,682	7,747,897	6,544,745	105,466	1,097,686	7,747,897

Non-Interest Bearing Debt (2)	8,798,000	14,569,488	5,336,185	605,561	996,551	6,938,297

To Other Creditors - Payables Assumed on Acquisition of PA (3)	2,951,280	4,887,320	2,031,440	208,343	375,536	2,615,319

	16,427,962	27,204,705	13,912,370	919,370	2,469,773	17,301,513

EUROZINC MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2002, 2001 and 2000 (Canadian $)

NOTE 8 - LONG-TERM PAYABLES (CONTINUED)

(1) - $7,747,897 (4,678,682 Euros), bearing interest at the LIBOR and compounded annually, is payable (principal and interest) in annual installments of $2,516,624 (1,750,000 Euros) beginning twelve months after the commencement of production of the Feitais deposit (note 3(a)).  As the debt is interest bearing, the recorded value is the same as the face value.  Interest expense of $105,466 has been charged to operations in 2002 (2001 - Nil).

(2) - $14,569,488 (8,798,000 Euros), non-interest bearing, is payable, twelve months after the final payment of the $7,747,897 (4,678,682 Euros), in four equal annual installments of $3,642,372 (2,199,500 Euros) and only while production of the Aljustrel project continues.  The recorded value, originally calculated by discounting the estimated future cash flows by 12%, is accreted to its face value over the term of the debt through a charge to interest expense.  Interest expense relating to the accretion of this convertible loan totalled $605,561 and has been charged to operations in 2002 (2001 - Nil).

(3) - The Company assumed payables owing to previous creditors of PA from EDM.  Payment of these amounts, which are non-interest bearing, will start three years after production commences at the Aljustrel property.  The payments will be paid semi-annually in equal installments over a five year period.  The recorded value, originally calculated by discounting the estimated future cash flows by 12%, is accreted to its face value over the term of the debt through a charge to interest expense.  Interest expense relating to the accretion of this convertible loan totalled $208,343 and has been charged to operations in 2002 (2001 - Nil).

NOTE 9 - SHARE CAPITAL

COMMON SHARES

Authorized: 200,000,000 without par value

Issued and Outstanding:	Number	Amount
	of shares	$

Balance, December 31, 2000	56,604,456	29,979,493

Issued during the year ended December 31, 2001:
For cash:
Exercise of warrants	2,604,910	1,119,687
For interest payable (note 7(a))	1,841,992	415,902
For property acquisition (note 3(b))	1,000,000	320,000

Balance, December 31, 2001	62,051,358	31,835,082

Issued during the year ended December 31, 2002:
For cash on Rights Offering, net of costs of $101,554	7,399,493	1,008,370
For interest payable (note 7(a))	795,651	115,131

Balance, December 31, 2002	70,246,502	32,958,583

Shares issued for non-cash consideration have been recorded at their market value at the date of issuance.

EUROZINC MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2002, 2001 and 2000 (Canadian $)

NOTE 9 - SHARE CAPITAL (CONTINUED)

SHARE PURCHASE OPTIONS		Weighted
	Number	average
	of options	exercise price

Balance, December 31, 2000	4,972,850	0.59

Granted	2,425,075	0.33
Cancelled	(1,152,350)	0.53

Balance, December 31, 2001	6,245,575	0.35

Granted	5,460,000	0.10
Expired	(335,000)	0.36
Cancelled	(3,373,070)	0.37

Balance, December 31, 2002	7,997,505	0.17

At December 31, 2002, the Company has the following options outstanding.

	Options outstanding			Options exercisable
		Weighted	Weighted		Weighted
		average	average		average
Range of	Number	remaining	exercise	Number	exercise
exercise prices	of shares	contractual life	price	exercisable	price

$0.15 to $0.56	7,997,505	4.01 years	0.17	7,997,505	0.17

The options outstanding at December 31, 2002 will expire between June 19, 2003 and December 10, 2007.

As described in note 2(f), the Company does not use the fair value method of accounting for share option granted to employees and directors.  Had the Company followed the fair value method of accounting, the Company would have recorded a compensation expense of $407,900 in 2002 with respect to its employee and director share options.  The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model assuming a risk-free interest rate of 4.0%; dividend yield of 0%; a stock price volatility of 97%; and an expected life of the options of 5 years.  Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Pro forma information regarding net loss and loss per share had the Company accounted for its employee stock options under the fair value method are as follows:

2002
$

Net Loss as Reported	6,523,281
Compensation Expense	407,900

Pro Forma Loss	6,931,181
Pro Forma Loss per Common Share,
Basic and Diluted	0.10

EUROZINC MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2002, 2001 and 2000 (Canadian $)

NOTE 9 - SHARE CAPITAL (CONTINUED)

SHARE PURCHASE WARRANTS
	Number	Purchase price
	of warrants	per share

Balance, December 31, 2000	12,097,186	0.40 - 0.92

Exercised	(2,604,910)	0.35 - 0.46
Cancelled	(4,026,607)	0.35 - 0.50

Balance, December 31, 2001	5,465,669	0.40 - 0.45

Issued (1)	6,964,984	0.10 - 0.25
Cancelled	(5,465,669)	0.40 - 0.45

Balance, December 31, 2002	6,964,984	0.10 - 0.25

(1) - Issued to RCF for amending the terms of the US $4,000,000 convertible loan and for providing the US $5,059,235 convertible loan (notes 7(a) and (b)).

The share purchase warrants outstanding at December 31, 2002 will expire between December 31, 2003 and October 07, 2004.

NOTE 10 - RELATED PARTY TRANSACTIONS

	2002	2001	2000
	$	$	$
In addition to those transactions disclosed elsewhere in these financial statements, the Company had the following transactions with related parties:

Consulting and Management Fees	237,798	150,124	191,569
Consulting and management fees paid to three Directors, a company controlled by the President of the Company, and the former Chairman of the Board as compensation for services performed.

Rent Expenses	6,000	6,000	-
Rent expenses are net of those charged to a company, some of whose directors and shareholders were also directors and shareholders of the Company.

NOTE 11 - INCOME TAXES

The Company operates in a specialized industry and in several tax jurisdictions; accordingly, its operations are subject to varying rates of taxation.

The Company has not recognized the benefits of the non-capital tax loss carry forward balances; accordingly, no income tax recovery has been recorded in any of the two years ended December 31, 2002.  The future income tax assets and liabilities are calculated at the substantively enacted rates in Canada and Portugal of 39.6% and 30.0% respectively.

EUROZINC MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2002, 2001 and 2000 (Canadian $)

NOTE 11 - INCOME TAXES (CONTINUED)

Future income taxes are determined as follows:

	2002	2001
	$	$

Future income tax assets:
Tax benefit of losses carried forward	30,069,909	43,996,000
Tax value in excess of net book value	7,033,268	8,415,000
Resource pools	2,861,504	-
Others	108,538	362,000

	40,073,219	52,773,000
Valuation allowance	(31,194,912)	(45,089,000)

	8,878,307	7,684,000
Future income tax liabilities on Portuguese entities:
Resource properties	(8,878,307)	(7,684,000)

Net future income tax	-	-

The Company has non-capital losses of $7,388,118 in Canada and $90,480,713 in Portugal available for carry-forward to offset future taxable income.  No future benefit for these losses has been recognized in these consolidated financial statements.  The losses expire as follows:

	Canada	Portugal
Year	$	$

2003	367,426	32,444,593
2004	767,630	24,499,287
2005	474,824	16,911,010
2006	1,230,649	12,443,781
2007	2,016,366	3,915,648
2008	2,215,486	266,394
2009	315,737	-

	7,388,118	90,480,713

The Company also has Canadian and foreign resource tax pools totalling, respectively, $2,470,175 and $4,755,844, which do not expire.

EUROZINC MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2002, 2001 and 2000 (Canadian $)

NOTE 12 - SEGMENTED INFORMATION

In the opinion of management, the Company operates in one industry segment, being the exploration of mineral properties.  Management of the Company makes decisions about allocating resources based on the one operating segment.  A geographic summary of mineral properties and property, plant and equipment by country is as follows:

	Portugal		United States		Canada		Total
	2002	2001	2002	2001	2002	2001	2002	2001
	$	$	$	$	$	$	$	$

Mineral Properties	30,193,675	25,606,616	355,731	346,303	-	-	30,549,406	25,952,919

Property, Plant and Equipment	8,138,015	8,254,368	-	-	26,684	37,959	8,164,699	8,292,327

	38,331,690	33,860,984	355,731	346,303	26,684	37,959	38,714,105	34,245,246

NOTE 13 - SUBSEQUENT EVENT

On January 13, 2003, the Company received an additional US $1,000,000 loan from RCF under the same terms as the Convertible Loan described in note 7(b).

NOTE 14 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada ("Cdn GAAP") which differ in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and from practices prescribed by the Securities and Exchange Commission ("SEC").  Material measurement differences to these consolidated financial statements are as follows:

Applying U.S. GAAP, the consolidated balance sheets would be adjusted as follows:

	December 31, 2002		December 31, 2001
	U.S. GAAP	Cdn GAAP	U.S. GAAP	Cdn GAAP
	$ (Cdn)	$ (Cdn)	$ (Cdn)	$ (Cdn)
Assets
Current Assets and Deferred Finance Costs	1,172,817	1,172,817	1,370,382	1,370,382
Mineral Properties (a), (c)	16,933,232	30,549,406	12,399,199	25,952,919
Property, Plant and Equipment	8,164,699	8,164,699	8,292,327	8,292,327

	26,270,748	39,886,922	22,061,908	35,615,628

EUROZINC MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2002, 2001 and 2000 (Canadian $)

NOTE 14 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

	December 31, 2002		December 31, 2001
	U.S. GAAP	Cdn GAAP	U.S. GAAP	Cdn GAAP
	$ (Cdn)	$ (Cdn)	$ (Cdn)	$ (Cdn)
Liabilities
Other Current Liabilities	1,524,339	1,524,339	1,074,023	941,255
Capital Lease Obligations	42,284	42,284	27,409	27,409
Convertible Loans (d)	14,309,968	12,742,152	9,730,790	8,248,280
Long-Term Payables	17,301,513	17,301,513	13,912,370	13,912,370
Deferred Sales Contract	796,707	796,707	902,916	902,916

	33,974,811	32,406,995	25,647,508	24,032,230

Shareholders' Equity (Deficiency)
Share Capital (b)	33,939,398	32,958,583	32,815,897	31,835,082
Convertible Loans - Equity Component (d)	2,798,507	4,117,711	2,798,507	2,688,634
Deficit	(44,441,968)	(29,596,367)	(39,200,004)	(22,940,318)

	(7,704,063)	7,479,927	(3,585,600)	11,583,398

	26,270,748	39,886,922	22,061,908	35,615,628

The effect of measurement differences between Cdn GAAP and U.S. GAAP on the Company's net loss for the years ended December 31, 2002, 2001, and 2000 is summarized below:

	Years Ended December 31,
	2002	2001	2000
	$ (Cdn)	$ (Cdn)	$ (Cdn)

Net Loss for the Year in Accordance with Cdn GAAP	(6,523,281)	(3,172,986)	(2,501,729)

Effects of Differences in Accounts for:
Exploration and Development Costs (a)
Reverse Write-off of Deferred Exploration Costs
Expensed under U.S. GAAP in Prior Years	-	100,002	8,572
Less Current Year Deferred Exploration Costs	(62,454)	(90)	(2,733,683)
Stock Compensation Expense (b)	-	(101,548)	(148,017)
Convertible Loans (d)	1,335,172	774,903	(570,550)
Foreign Exchange (e)	8,599	(269,012)	(78,991)

Net Loss for the Year in Accordance with U.S. GAAP	(5,241,964)	(2,668,731)	(6,024,398)

Loss per Share under U.S. GAAP:
Basic and Diluted	(0.08)	(0.05)	(0.11)

Weighted Average Number of Shares Outstanding:
Basic and Diluted	67,120,598	59,892,300	52,702,125

Basic and diluted weighted average number of shares is same under U.S. GAAP and Cdn GAAP.

EUROZINC MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2002, 2001 and 2000 (Canadian $)

NOTE 14 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(a)

Mineral Properties and Exploration Costs

Under U.S. GAAP and practices prescribed by the SEC, mineral property exploration expenditures relating to mineral properties for which commercial feasibility has not yet been established, are expensed as incurred.  In addition, land use costs are expensed as incurred.  Under Canadian GAAP, these costs are deferred and amortized over the estimated life of the property following the commencement of commercial production, or written-off if the property is sold, allowed to lapse, or abandoned.

All exploration expenditures in 2002 and 2001 relating to mineral properties, other than the Aljustrel project, were expensed.

The Company completed a feasibility study with respect to the Aljustrel project in June 2000 and subsequently updated in February 2001.  For U.S. GAAP purposes, the Company expensed all exploration expenditure incurred prior to obtaining the feasibility study.

(b)

Compensation Expense

For U.S. GAAP purposes, the Company has elected under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), to continue to apply the intrinsic value method of accounting for employee stock-based compensation under APB 25 "Accounting for Stock Issued to Employees" and related interpretations.  Under the intrinsic value method, stock option compensation is the excess, if any, of the quoted market value of the stock at the measurement date of the grant over the amount an optionee must pay to acquire the stock.  No compensation expense was required to be recognized in the three years ended December 31, 2002.

During the year ended December 31, 2002, the Company granted Nil (2001 - 234,250; 2000 - 200,000) options to non-employees for consulting services.  For U.S. GAAP purposes, options granted to non-employee consultants are required to be measured and recognized at their fair value as the services are provided and the options are earned.  Compensation expense recognized for the year ended December 31, 2002 totalled Nil (2001 - $88,137; 2000 - $148,017).  On May 18, 2001, 559,295 non-employee options had their exercise prices reduced.  For U.S. GAAP purposes, a modification of the terms of an award that make it more valuable should be treated as an exchange of the original award for a new award.  Incremental compensation expenses recognized during the year ended December 31, 2002 totalled Nil (2001 - $13,411; 2000 - Nil).

The fair value of options granted to non-employees was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2001	2000

Expected Dividend Yield	-	-
Expected Stock Price Volatility	95%	60%
Risk-Free Interest Rate	5.12%	5.00%
Expected Life of Options	5 years	5 years

EUROZINC MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2002, 2001 and 2000 (Canadian $)

NOTE 14 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(a)

Compensation Expense (Continued)

During the year ended December 31, 2001, 2,382,455 employee options with exercise prices ranging from $0.45 to $1.00 per share were reduced to $0.36 to $0.40 per share.  There are no changes to the options' exercise price in 2002.  For accounting purposes, all resulting repriced options are considered to be variable plan options requiring variable accounting from the date of modification to the date the awards are exercised, forfeited or expired to the extent that the market price at the reporting date exceeds the new exercise price.  As the market price of the Company's common shares at December 31, 2001 was less than the revised exercise price, no incremental compensation expense was required to be recognized for these variable options in fiscal year 2001.

(b)

Income Taxes

The Company uses the asset and liability method to account for income taxes pursuant to Section 3465 of the CICA Handbook which is substantially consistent with Statement of Financial Accounting Standards No. 109 ("SFAS 109") "Accounting for Income Taxes".

As described in note 11, the Company has future income tax assets related to its Canadian operations calculated at the substantively enacted rate in Canada of 39.6% which is also the enacted rate at December 31, 2002.  For U.S. GAAP purposes, SFAS 109 requires deferred tax assets to be measured at only enacted tax rates.  Measuring Canadian deferred tax assets at enacted tax rates for U.S. GAAP purposes would not impact reported tax expense, net assets, or loss.

(c)

Convertible Loans

Under Cdn GAAP, a value is assigned to the conversion feature of debt convertible to equity and is recorded as a separate component of shareholders' equity.  Under U.S. GAAP, a value is assigned to the conversion feature of debt convertible to equity only if the conversion rate is less than the market value of the Company's common stock at the date of the advance.  Any such beneficial conversion feature is amortized to interest expense over the term to maturity of the convertible loans.  The remaining unamortized balance is recorded as a discount on the convertible loans.  Applying U.S. GAAP, the beneficial conversion feature in equity and convertible loan balances would, at December 31, 2002, decrease by $1,319,204 (2001 - increase by $109,873) and increase by $1,567,816 (2001 - $1,482,510), respectively.  Interest expense under U.S. GAAP for the year ended December 31, 2002 would decrease by $1,335,172 (2001 - decrease by $774,903; 2000 - increase by $570,550).

(d)

Foreign Exchange

Until December 31, 2001, foreign exchange gains or losses on long-term debts were deferred and amortized on a straight-line basis over the term of the debts under Cdn GAAP.  For U.S. GAAP purposes, these unrealized gains and losses are included in income immediately.  Effective January 01, 2002, Cdn GAAP requires companies to recognize foreign exchange gains or losses on long-term debts in the period they arise.  Accordingly, under U.S. GAAP, the Company's foreign exchange loss for the year ended December 31, 2002 would increase by Nil (2001 - $269,012; 2000 - $78,991).

(e)

Investment in Joint Venture

Under U.S. GAAP, the investment in joint venture would be accounted for under the equity method, whereas Cdn GAAP requires that joint ventures be proportionately consolidated.  This difference would have no impact on the reported net earnings or stockholders' equity of the Company for the years presented.  The investment in joint ventures has been included in mineral properties.  As the amounts are nominal for all years presented, no reclassification to investment in joint venture has been presented.

EUROZINC MINING CORPORATION

Schedule 1 - Consolidated Operating and Administration Costs

For the Years Ended December 31, 2002, 2001 and 2000 (Canadian $)

	2002	2001	2000
	$	$	$

Accounting and Legal	164,106	200,957	199,571
Amortization	154,314	97,189	116,503
Consulting Fees	125,593	409,996	71,141
Insurance	31,413	26,934	27,810
Filing and Transfer Agent Fees	24,066	19,702	29,677
Interest Paid or Payable on Convertible Loans and Long-Term Payables	717,974	379,157	382,641
Interest on Accretion of Convertible Loans and Long-Term Payables	2,152,638	742,413	472,502
Investor Relations	71,407	64,781	151,504
Management Fees	124,605	150,124	155,295
Office	70,541	114,383	181,201
Printing	46,287	49,066	56,024
Rent	23,207	147,235	181,091
Travel	109,431	97,998	101,159
Wages	263,576	501,047	558,321

	4,079,158	3,000,982	2,684,440

Costs Recovered	(5,896)	(104,659)	(189,055)

	4,073,262	2,896,323	2,495,385

EUROZINC MINING CORPORATION

Schedule 2 - Consolidated Deferred Acquisition and Exploration Expenses

For the Years Ended December 31, 2002 and 2001 (Canadian $)

	Aljustrel	Malhadinha	Other	Total
	$	$	$	$
2002
Exploration Costs, Beginning of Year	15,300,229	1,427,691	90	16,728,010

Exploration Costs:
Drilling	-	45,702	-
Electricity	460,656	-	-
Engineering	223,689	-	-
Environmental and Geotechnical	29,580	-	-	29,580
Equipment Maintenance	204,126	-	-
Geology	155,755	-	1,830	157,585
Materials and Supplies	428,745	-	-	428,745
Project Salaries	643,990	-	-
Property and Miscellaneous Taxes	80,778	-	7,598	88,376
Security	187,250	-	-	187,250
Site Office	533,935	7,324	-	541,259
Wages	1,476,928	-	-

	4,425,432	53,026	9,428	4,487,886

Exploration Costs, End of Year	19,725,661	1,480,717	9,518	21,215,896

Acquisition Costs, Beginning of Year	8,878,696	-	346,213	9,224,909

Acquisitions During the Year (Note 3a)	108,601	-	-	108,601

Acquisition and Exploration Costs, End of Year	28,712,958	1,480,717	355,731	30,549,406

2001
Exploration Costs, Beginning of Year	13,414,794	1,425,258	100,001	14,940,053

Exploration Costs:
Assaying	1,611	-	-	1,611
Engineering	349,510	-	-	349,510
Environmental and Geotechnical	28,823	-	-	28,823
Geology	359,067	-	-	359,067
Geophysical Survey	-	8,150	-	8,150
Metallurgy	304,703	-	-	304,703
Project Salaries	571,236	-	-	571,236
Site Office	270,485	1,583	90	272,158

	1,885,435	9,733	90	1,895,258

Recovery	-	(7,300)	-	(7,300)

	1,885,435	2,433	90	1,887,958

Write-Down of Exploration Costs	-	-	(100,001)	(100,001)

Exploration Costs, End of Year	15,300,229	1,427,691	90	16,728,010

Acquisition Costs, Beginning of Year	490,600	-	1	490,601

Acquisitions During the Year (Note 3a)	8,388,096	-	346,213	8,734,309

Write-Off Acquisition Costs	-	-	(1)	(1)

Acquisition and Exploration Costs, End of Year	24,178,925	1,427,691	346,303	25,952,919