Form 40-F
EUROZINC MINING CORP
filed 2004-06-01
CIK 1092840

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

___

Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

_X_

Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended  12/31/03

Commission File Number

0-30478

EuroZinc Mining Corporation

(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada

(Province or Other Jurisdiction of Incorporation or Organization)

1045-1050 West Pender Street

Vancouver, British Columbia, Canada V6E 3S7

(604) 681-1337

(Address and Telephone Number of Registrant's Principal Executive Offices)

Susan K. Shapiro, Esq.

Perkins, Smith & Cohen, LLP

One Beacon Street, Boston, MA 02108

(617) 854-4000

(Name, Address and Telephone Number of Agent for Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
______N/A______	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

_____Common Shares without Par Value_____

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

N/A

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual information form             [X] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

255,494,190 Common Shares without Par Value

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act").  If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

YES

            NO  X__

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES   X

              NO    __

RESOURCE ESTIMATES

All resource estimates included in this Annual Report have been prepared in accordance with Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy ("CIM") Classification System.  These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information included herein may not be comparable to similar information concerning U.S. companies.

ANNUAL INFORMATION FORM

The Initial Annual Information Form (the AIF) of EuroZinc Mining Corporation (the "Company") for the year ended December 31, 2003 is included herein as Exhibit 1.

AUDITED ANNUAL FINANCIAL STATEMENTS AND

MANAGEMENT'S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The Company's audited consolidated financial statements for the years ended December 31, 2003 and 2002, including the auditors' report thereon dated March 5, 2004, except as to note 13(c) which is as of April 6, 2004, are included herein as Exhibit 2.  Please refer to Note 14 to the audited consolidated financial statements for a reconciliation of the differences between Canadian and United States Generally Accepted Accounting Principles.

Management's Discussion and Analysis

The Company's Management Discussion and Analysis  for the year ended December 31, 2003 is included in the AIF (Exhibit 1 hereto) under the heading, "Managements's Discussion and Analysis."

CONTROLS AND PROCEDURES

A.

Disclosure Controls and Procedures

As of December 31, 2003, an evaluation was carried out by the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities Exchange Act of 1934, as amended).  Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were adequate to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

B.

Internal Control over Financial Reporting

During the fiscal year ended December 31, 2003, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company has an Audit Committee established by the Board of Directors.  The members of the Audit Committee are John Greig, David Mullen and Ryan Bennett.  The Board has designated David Mullen as the "Audit Committee Financial Expert" as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002.  Mr. Mullen is "independent" as that term is defined under the rules of the American Stock Exchange.

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that applies to all directors, officers and employees, including its Chief Executive Officer, Chief Financial Officer and principal accounting officer.  The Company will provide to any person, without charge, upon request, a copy of such Code.  A person may request a copy by telephoning the Company at (604) 681-1337, or by writing to the Company at 1045-1050 West Pender Street, Vancouver, British Columbia, Canada V6E 3S7.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed by Watson Dauphinee & Masuch, Chartered Accountants ("WDM") to the Company for each of the fiscal years ended December 31, 2003 and 2002 for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended December 31, 2003	Year Ended December 31, 2002
Audit Fees (1)	$52,900	$53,465
Audit-Related Fees (2)	8,078	3,000
Tax Fees (3)	7,400	7,935
All Other Fees (4)	0	5,500
Totals	$68,378	$69,900

NOTES:

(1)  "Audit Fees" represent fees for the audit of the Company's annual financial statements, review of the Company's interim financial statements and review in connection with the Company's statutory and regulatory filings.

(2)  "Audit-Related Fees" represent fees for assurance and related services that are related to the performance of the audit, principally consultation concerning financial accounting and reporting standards.

(3)  "Tax Fees" represent fees for tax compliance, tax advice and tax planning.

(4)  "Other Fees" represent fees for valuation of the Company's subsidiary Pirites Alentejanas, S.A. ("PA") in connection with accounting issues arising from the Company's increase in ownership of PA from 75% to over 99% pursuant to an acquisition and reorganization completed in November 2002.

The Audit Committee has procedures requiring Audit Committee review and approval of all particular engagements for services provided by the Company's independent auditors.  All of the engagements and fees for 2003 were approved by the Audit Committee.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements required to be disclosed in this Annual Report on Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

	PAYMENTS DUE BY PERIOD (In Cdn $)

		Less than	1 to 3	4 to 5	After
Contractual Obligations	Total	1 Year	Years	Years	5 Years

Long-Term Debt Obligations (1)	17,980,661	-	5,698,000	2,022,201	10,260,460

Capital Lease Obligations	23,143	6,708	16,435	-	-

Operating Lease Obligations	57,992	31,458	26,534	-	-

Contingent Payments (2)	24,065,000	-	-	-	24,065,000

	42,126,796	38,166	5,740,969	2,022,201	34,325,460

(1)  These payments do not begin until commencement of production of the Feitais zinc deposit (please see note 8 of the 2003 audited consolidated financial statements).  The Company is assuming production will commence in 2005.

(2)  This contingent liability is under a "price participation" clause.  The "price participation", for which the Company is liable, is an amount equal to the amount of zinc produced and sold from the Company's Pirites Alentejanas, S.A.'s properties times 8% of the price per pound of zinc in excess of US$0.55, whenever the annual zinc price averages over US$0.55 per pound.  This price participation is payable for a period of ten years from the commencement of production of the Aljustrel project (please see note 3(a) of the 2003 audited consolidated financial statements).

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.

Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to:  the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.

Consent to Service of Process

Concurrently with the filing of this annual report on Form 40-F, the Registrant filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

EXHIBITS

The following exhibits are filed as part of this report:

1.

Initial Annual Information Form for the year ended December 31, 2003

2.

Audited Consolidated Financial Statements for the years ended December 31, 2003 and 2002, together with the auditors' report thereon dated March 5, 2004, except as to note 13(c) which is as of April 6, 2004 (Note 14 to the audited consolidated financial statements relates to differences between Canadian and United States Generally Accepted Accounting Principles)

3.         Consent of Watson Dauphinee & Masuch, Chartered Accountants

4.1       Consent of Steffen Robertson Kirsten (Canada) Inc.

4.2       Consent of Wardell Armstrong International Ltd.

5.1

Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

5.2

Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

6.1

Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

6.2

Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROZINC MINING CORPORATION

Registrant

By:

/s/ Ronald A. Ewing

Name:

Ronald A. Ewing

Title:

Executive Vice President and

   Chief Financial Officer

Date:

May 28, 2004

Exhibit 1

May 10, 2004

INITIAL ANNUAL INFORMATION FORM

TABLE OF CONTENTS

(continued)

TABLE OF CONTENTS

(continued)

- iii -

PRELIMINARY NOTES

Incorporation of Financial Statements

Incorporated by reference into this Annual Information form ("AIF") are the consolidated financial statements of the Company for the year ended December 31, 2003, copies of which may be obtained online from SEDAR at www.sedar.com. All financial information in this AIF has been prepared in accordance with generally accepted accounting principles in Canada.  Copies of all other materials incorporated by reference herein may also be obtained from SEDAR at www.sedar.com.

Date of Information

All information contained in this AIF is as of May 10, 2004, unless otherwise stated.

Forward Looking Statements

This AIF contains certain forward-looking statements and information relating to the Company that are based on the beliefs of its management as well as assumptions made by and information currently available to the Company.  When used in this document, the words "anticipate", "believe", "estimate" and "expect" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. This AIF contains forward-looking statements relating to the business and affairs of the Company.  Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.  Important factors are identified in this AIF under the heading "Risk Factors". Other factors include, among others both referenced and not referenced in this AIF, changes in general economic conditions and changes in business strategy.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected, and we do not intend, and do not assume any obligation, to update these forward-looking statements.

Currency Equivalents

All dollar amounts are expressed in Canadian dollars unless otherwise indicated. Our accounts are maintained in Canadian dollars.

- iv -

GLOSSARY OF MINING TERMS

In this AIF, unless there is something in the subject matter or context inconsistent therewith, the following capitalized terms have the meanings set forth herein:

Anomaly - An abnormal deviation of geochemical and geophysical data.

Assay - An analysis to determine the presence, absence or quantity of one or more chemical components.

Basalt - A dark colored, fine grained igneous rock composed mainly of feldspar and pyroxene.

Bed - The smallest division of a stratified rock series, marked by a well-defined divisional plane from its neighbours above and below.

Belt - A specific elongate area defined by unique geologic characteristics.

Channel Sampling - Gathering a sample by cutting a channel a few centimetres wide and one-half centimetre deep along a surface.

Cm - Centimetre.

Cross Cut - An underground passageway, usually from a shaft to a vein of ore or crosswise to a vein of ore.

Cu - Copper.

Culm - Applied stratigraphically to specific sedimentary carboniferous rocks in England and Portugal.

Diamond Drill Hole - A method of obtaining a cylindrical core of rock by drill with a diamond set or diamond impregnated bit.

Dip - The angle at which a bed is inclined from the horizontal.

Drift - An approximately horizontal passageway in underground mining.

Facies - The characteristics of a rock body or part of a rock body that differentiate it from others, as in appearance, composition, etc.

Feasibility Study - A comprehensive study of a deposit in which all geological, engineering, operating, economic and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

Felsic - Igneous rock composed principally of feldspars and quartz.

Fissure - A narrow linear extensive crack in a rock.

Flysch - A marine sedimentary facies characterized by thick deposits of thin alternating beds of shales, sandstones and conglomerates.

Fold - A bend in strata or any planar structure.

- v -

Formation - A body of rock identified by lithological characteristics and stratigraphic position.

G/t - Grams per tonne.

Grade - (1) The slope of the bed of a stream, or of a surface over which water flows, upon which the current can just transport its load without either eroding or depositing.  (2) The quality of an ore or metal content.

Grid - A network of evenly spaced horizontal and vertical survey lines.

Horizon - A defined layer within a stratigraphic sequence which has unique characteristics distinguishing it from the rest of the sequence.

Indicated Mineral Resource - That part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource - That part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

km - Kilometre.

k - Kilo or one thousand.

Lens - A body of ore or rock that is thick in the middle and converges toward the edges, resembling a convex lens.

M - Million.

m - Metre.

Mafic - Descriptive of rocks composed dominantly of magnesium and iron forming silicates.

Magnetic Survey - A geophysical survey which measures variations in the earth's magnetic field caused by variations in rock type of geological structures.

Measured Mineral Resource - That part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

- vi -

Mineral Resource - A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

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

mm - Millimetre.

Ore - Rock containing mineral(s) or metals that can be economically extracted.

Outcrop - An exposure of bedrock at the surface.

Plunge - Inclination of a fold axis or other structure.  The amount of plunge is the angle between the axis and the horizontal line lying in the common plane.

Pre-Feasibility Study - A comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating, economic factors and the evaluation of other relevant factors which are sufficient for a qualified person, acting reasonably, to determine if all or part of the mineral resource may be classified as a mineral reserve.

Probable Reserves - The economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Reserves - The economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Pyrite - Iron sulfide (FeS2).

Reserve - The economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Shale - A fine-grained, clay-rich sedimentary rock with a well developed bedding plane.

Silica - Silicon dioxide, SiO2.

- vii -

Sn - Tin.

Stockwork - A network of usually quartz veinlets diffused in the original rock.

Strike - Direction or trend of a geologic structure.

Tonne or t - Metric unit of weight equivalent to volume multiplied by specific gravity, equivalent to 1.102 tons.

Tons - Dry short tons (2,000 pounds).

tpa - Tonnes per year.

Trenching - The act of blasting or digging through overburden/outcrop to attend fresh outcrop for mapping and sampling.

Vein - A thin sheet-like intrusion into a fissure or crack, commonly bearing quartz.

Zn - Zinc.

- viii -

EUROZINC MINING CORPORATION
ANNUAL INFORMATION FORM

CORPORATE STRUCTURE

Name and Incorporation

EuroZinc Mining Corporation ("EuroZinc" or the "Company") was formed by the amalgamation, or merger, of International Vestor Resources Ltd. ("Vestor") and Auspex Minerals Ltd. ("Auspex," and together with Vestor, the "Predecessor Companies").  The merger was effected by the issuance of a Certificate of Amalgamation by the Registrar of Companies of British Columbia on April 21, 1999.

Vestor was incorporated under the laws of the Province of Alberta by Articles of Incorporation on October 22, 1970 under the name of "Vestor Explorations Ltd.".  On July 5, 1979, Vestor was granted a Certificate of Continuation under the Company Act (British Columbia).  Effective September 30, 1998, Vestor's name was changed to "International Vestor Resources Ltd.". Auspex was incorporated under the laws of the Province of British Columbia on February 16, 1981, under the name "National Hydrocarbons Ltd.".  On July 10, 1987, National Hydrocarbons Ltd. was struck off the Register and dissolved by the Registrar of Companies but was then restored to the Register pursuant to an order of the Supreme Court of British Columbia on September 17, 1987.  On September 17, 1987, Auspex changed its name to "Auspex Gold Ltd.".  On December 4, 1995, Auspex changed its name to "Auspex Minerals Ltd.".  Prior to the merger, both Predecessor Companies were reporting issuers in the Provinces of British Columbia and Alberta, and the common shares of each company were listed and posted for trading on the Vancouver Stock Exchange, the predecessor of the TSX Venture Exchange.

Intercorporate Relationships

The Company has the following subsidiaries:

1.

Iberian Base Metals Plc ("Iberian"), a wholly-owned subsidiary incorporated under the laws of the United Kingdom.  It is anticipated that Iberian will hold all of the issued and outstanding shares of Portuglobal (defined below).

2.

Portuglobal-Exploracoes Mineiras, Unipessoal, Limitada ("Portuglobal"), a wholly-owned subsidiary incorporated on January 18, 1995 under the laws of Portugal.  The Company's operations in Portugal are conducted through Portuglobal and AGC (defined below), which hold all of the Company's current mineral property interests in Portugal.

3.

AGC Minas de Portugal, Unipessoal, Limitada ("AGC"), a wholly-owned subsidiary incorporated on January 19, 1996 under the laws of Portugal.

4.

AGC Minas de Portugal SGPS, Unipessoal, Limitada ("AGC SGPS"), a wholly-owned subsidiary incorporated under the laws of Portugal, established solely as a holding company to hold the shares in PA (defined below).

5.

Pirites Alentejanas, S.A. ("PA") was incorporated under the laws of Portugal.  The Company completed a reorganization of the capital structure of PA such that the Company owns in excess of 99% of PA.  PA holds the Aljustrel mining license and operating permits, as well as all of the assets of the Aljustrel mine.  PA also holds 100% of the Malhadinha Concession.

6.

Vestor Exploration Inc. ("Vestor"), a wholly-owned subsidiary incorporated on May 23, 1980, under the laws of Delaware.  This subsidiary is currently inactive.

7.

N.P.R. (U.S.) Inc. ("NPR"), a wholly-owned subsidiary incorporated in the state of Nevada, holds the patented and unpatented claims of the Crypto property in the state of Utah.

GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year History

During the three most recently completed financial years, the Company has been principally engaged, directly and through its subsidiaries, AGC, AGC SGPS and PA, in the development of the Company's Aljustrel Project (a zinc-silver-lead-copper mine) in Portugal.

In November 1997, Portuglobal, Vestor and two other joint venture partners entered into an agreement with Portuglobal and Empresa de Desenvolvimento Mineiro, S.A. ("EDM"), the Portuguese State mining company, and PA, then a private company controlled by EDM that held the Aljustrel Project, for the joint venture to acquire up to a 75% interest in the Aljustrel Project, a former producing base metals property in south-central Portugal, adjacent to the Estacao Concession.  In March 1998, Vestor and Auspex formed AGC as successor to the joint venture group.  In June 1998, Vestor and Auspex announced the signing of the final agreement and the commencement of a Feasibility Study.  AGC, then equally owned by Vestor and Auspex, was the signatory to the final agreement, thus making Vestor and Auspex partners in the Aljustrel Project with EDM.  With the merger of Vestor and Auspex on April 21, 1999, the Company had the right to acquire up to a 75% interest in the Aljustrel Project.

On December 20, 2001, the Company, through AGC SGPS, entered into a new agreement with EDM that replaced and superseded the previous agreements, pursuant to which the Company purchased EDM's 75% equity interest in PA, the operating company that owns the Aljustrel Project, including operating permits, mill facilities, underground development, offices, machine shops, stocked warehouses, and the right to use a dedicated port facility.  By acquiring EDM's interest in PA, the Company was able to reorganize the capital structure of PA such that the Company now owns in excess of 99% of PA.  This reorganization was completed in November 2002.

A final Feasibility Study was completed in 2000, which was updated in 2001.  This study established the economic viability of the Aljustrel Project, and allowed the Company to complete a financial and fiscal incentive package with the European Union and the Government of Portugal, and to sign a letter of intent with Outokumpu Mintec OY, which will provide a metallurgical performance guarantee for the process plant upgrade.  In March 2004, a technical report was prepared in accordance with National Instrument 43-101 of the Canadian Securities Administrators ("NI 43-101") that further updated the feasibility study completed in 2000.

On December 18, 2003 Resource Capital Funds (the "Funds") converted all of their outstanding loans to the Company totalling US$12,659,235, into a total of 133,496,040 common shares of the Company ("Shares").  The final interest payments associated with the loans totalling $249,780, were also settled by issuing 999,120 Shares of the Company at a deemed price of $0.25 per Share.

On December 18, 2003, and January 5, 2004, the Company completed a financing in two tranches, of an aggregate of 38,479,000 units at a price of $0.25 per unit for aggregate gross proceeds of $9,619,750.  Each unit consisted of one Share of the Company and one half warrant.  Each whole warrant is exercisable into one Share of the Company for a period of 18 months at a price of $0.40 per warrant share.

On February 23, 2004, the Company was officially notified that it was the winning bidder to acquire the Neves Corvo copper mine in Portugal ("Neves Corvo").  As the winning bidder, the Company made a 10 million Euro deposit and entered into definitive purchase agreements (the "Definitive Agreements") on March 4, 2004 with the owners of the mine, EDM and the Rio Tinto Group ("RTZ").  The acquisition of Neves Corvo must close within ninety days of the date of the Definitive Agreements.

Under the terms of the Definitive Agreements, EuroZinc will purchase through Portuglobal 100% of the outstanding shares of the operating company, Sociedade Mineira de Neves Corvo, SA ("Somincor"), for a total price of 128 million Euros (approximately US$152.55 million) and will be obligated to settle certain outstanding debts and shareholder loans on closing totalling approximately 27.6 million Euros (approximately US$32.9 million).  Also under the Definitive Agreements, there is a price participation clause whereby, for a period of four years, EDM and RTZ together will share equally with the Company the marginal revenue from the sale of copper concentrates when the average price of copper (calculated on a quarterly basis) exceeds US$0.90 per pound. for the first year and US$0.95 per pound for the three years thereafter.

On February 6, 2004, the Company completed a financing on an underwritten basis, of 75,000,000 special warrants at a price of $0.40 per special warrant for aggregate gross proceeds of $30 million.  Each special warrant under such offering was exercisable into one Share of the Company and one half warrant.  Each whole warrant is exercisable into one Share of the Company for a period of two years from the date of the special warrants at a price of $0.50 per warrant share during the first 12 months and thereafter at a price of $0.75 per warrant share.  All of the 75,000,000 Shares and 37,500,000 warrants were issued on February 26, 2004.  The Company used 10 million Euros raised in such financing for the required non-refundable deposit for the acquisition cost of Neves Corvo.

On April 5 and 15, 2004, the Company closed a further equity financing through Paradigm Capital Inc., Haywood Securities Inc., Orion Securities Inc. and Pacific International Securities Inc. (collectively, the "Underwriters") on an underwritten basis of 130,800,000 special warrants at a price of $0.60 per special warrant for aggregate gross proceeds of $78,480,000.  Each special warrant under such offering is exercisable for no additional consideration into one Share of the Company at any time until 5:00pm on the earlier of: (i) August 6, 2004; and (ii) the third business day after the date on which a receipt is issued by the securities regulatory authorities for a final short form prospectus qualifying the distribution of the Shares upon exercise of the special warrants. The net proceeds of each of the special warrant financings will be used to finance part of the acquisition of Neves Corvo.

The gross proceeds of $78,480,000 from the special warrant financings were placed in escrow with Computershare Trust Company of Canada (the "Trustee") pursuant to the terms of a special warrant indenture and will be released to the Company, less the Underwriters' commission of $4,843,800, on the date that is the earlier of:  (a) June 11, 2004; and (b) the date the Company delivers to the Underwriters and the Trustee an escrow release certificate (the "Escrow Release Certificate"), certifying that:  (i) all conditions precedent to the completion of the acquisition of Neves Corvo have been satisfied (other than payment of the purchase price as set out in the Definitive Agreements) and confirmed as such by the vendors; (ii) all required funds for completion of the acquisition of Neves Corvo have been raised and, but for the special warrant financing funds held in escrow, are either in the possession of the Company with all rights to use such funds or are held in escrow and will be released to the Company concurrently with the release of the special warrant  proceeds such that on release the Company will have all rights to use such funds to complete the acquisition of Neves Corvo; and (iii) the Company has been conditionally approved for listing on The Toronto Stock Exchange.

If the Company has not delivered the Escrow Release Certificate on or prior to June 2, 2004, each holder of special warrants not previously exercised will be entitled to elect to require repayment of its subscription funds, plus any interest earned thereon, from the escrowed proceeds, in which case such special warrants will be cancelled; provided that, in the absence of such election being made by a holder on or before June 10, 2004, the holder shall be deemed to have elected to retain their special warrants.  To the extent that a holder of special warrants elects to require that their special warrants be repurchased utilizing proceeds in escrow, the Underwriters' commission held in escrow will be reduced accordingly.

On April 19, 2004, the Company accepted from Societe Generale ("SG") and Standard Bank London Limited ("Standard Bank") a U.S.$100 million credit facility (the "Debt Facility") to provide part of the financing for the acquisition of Neves Corvo.  The Debt Facility is expected to be syndicated to other banks, but funds will be available from SG and Standard Bank if syndication extends beyond closing of the acquisition of Neves Corvo.  As consideration for the Debt Facility, the Company has agreed to pay to SG and Standard Bank an aggregate of U.S.$2,250,000.  The Company is also subject to an agency fee of $75,000 per annum and a commitment fee of 0.75% on available but undrawn amounts of the Debt Facility.

The documentation and drawdown of the Debt Facility is expected to be completed by the end of May, 2004.  The Debt Facility will be repayable over eight years in semi-annual instalments commencing on May 31, 2005, will bear an interest rate of 2.50% per annum over U.S.$LIBOR during the first five years and 2.75% per annum over U.S.$LIBOR during the remaining three years and may be repaid, in whole or in part, without penalty, at any time.  The loan agreement will contain financial covenants that must be satisfied on an ongoing basis in order keep the loan in good standing.  The Debt Facility is secured by a pledge of the shares of the subsidiaries of Iberian, including Somincor, and guarantees by each subsidiary.  It is further secured by a registered charge over all of the assets of Iberian and certain of Somincor's assets agreed upon by the parties.  The Company has entered into a copper price protection program agreed to by Standard Bank under which the Company will implement a program to minimize its exposure to fluctuations in metal prices, currency and interest rates.

It is anticipated that the net proceeds from the Debt Facility, together with the net proceeds remaining from the 2003 and 2004 equity financings, will provide the Company with the funds required to complete the acquisition of Neves Corvo.

It is expected that existing debt within Somincor will be offset by prepayment for copper concentrates.  The Company anticipates that following the acquisition of Neves Corvo, the operation of Neves Corvo and the development of the Aljustrel project will become its principal business focus.

As a result of the financings completed between December 18, 2003 and April 15, 2004, the Company raised a total of $118,099,750 and issued 244,279,000 Shares (assuming the special warrants issued in April 2004 are converted into Shares) and warrants (not including broker warrants) for the purchase of an additional 56,739,500 Shares.  A further 134,495,160 Shares were issued to the Funds on December 18, 2003 in connection with the conversion of the outstanding debt as discussed above.

Trends

The Company is not currently aware of any trends, commitment, event or uncertainty that may reasonably be expected to have a material effect on the Company's business other than as disclosed elsewhere herein and the risks summarized under the heading "Risk Factors".

NARRATIVE DESCRIPTION OF THE BUSINESS

The Company's principal focus in recent years has been the development of the Aljustrel Project in Portugal on which the Company has completed extensive drilling and metallurgical testwork.  A final

Feasibility Study was completed in 2000, which was updated in 2001 and 2004.  In February 2004, the Company was the winning bidder to acquire the Neves Corvo mine in Portugal.  The Company intends to complete the acquisition in early June 2004.  Neves Corvo is an operating underground mine located in the Iberian Pyrite Belt and has been a significant producer of copper since 1989.

The Company also conducts exploration activities on other properties in Portugal.  The Company holds a 100% interest in the Malhadinha Concession, which was recently consolidated in PA after the Company transferred its former 75% interest in the concession at the same time that EDM's subsidiary, Exmin-Companhia de Industria e Servicos Mineiros e Ambientais, S.A. ("Exmin"), transferred its 25% interest in the concession.  The Malhadinha Concession was formally combined with the Company's 65.59% interest in the Estacao Concession during 2000.  The Company initiated exploration activities on the Malhadinha Concession in 2000.

The Company also holds the Crypto zinc deposit in Utah.  This property is not currently being developed and is not material to the Company.

As of December 31, 2003, the Company had 86 employees, 82 of whom are located in Portugal.

Applicable Government Regulation

The Company's current and proposed material operations are in Portugal.  Mineral exploration and development operations entail significant governmental regulation.  More particularly, mining operations are subject to government regulation including legislation, policies and controls relating to exploration, development, production, environmental protection, mining taxes, labour standards or changes in conditions under which minerals may be extracted and marketed.  The effect of these factors cannot be accurately determined.

Mining Laws

The mineral estate in Portugal is owned by the State, which uses various tax incentives, such as deductibility of capital expenditures, to encourage private investment.  Mining activity is regulated by the Ministry of Economy ("MIE") (formerly the Ministry of Industry and Energy).  This department holds the rights for State-owned mineral resources and is empowered to grant exploration and mining concessions through contracts, as well as to grant exploitation licenses.

The Government, through its geology and mining department, the General Directory of Geology and Energy (DGGE - Direccao Geral de Geologia e Energia), is eager to promote further exploitation of the country's resources, and to that end, has taken an active role in promoting exploration.  The DGGE is part of the Central Administration and is also subordinate to the MIE.  The DGGE is responsible for geological data and the research on the potential of the country's geological resources, as well as their extraction and processing.  The DGGE is also vested with the right to negotiate and underwrite exploration and mining contracts for State-owned geological resources.  EDM is a holding company representing the Portuguese State interests in the mining sector, and is the major shareholder in Somincor, Empresa Nacional de Uranio, S.A. and Exmin, with interests in copper, tin, zinc, lead, uranium, and industrial minerals mining operations in Portugal.

Exploration Concessions

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

The exploration party must start the work no later than three months after the contract has been underwritten (with exceptions where mutually agreed), carry out work according to the proposed work program, provide acceptable half-yearly reports, provide yearly proposed work programs, maintain drill core for delivery to the DGGE at the end of the contract period, and compensate third parties for any damages caused by exploration activities.

The duration period of each exploration contract, including possible renewals, is not more than five years, and in each renewal the initial area applied for must be reduced by 50%.  At the end of the five-year term, the company must enter into a new exploration contract or apply for an exploitation concession in order to continue work on the property.  While a company is not supposed to have priority over other applicants, in practice if a company has complied diligently with the terms of its exploration contract, the company will have priority for the new contract.

Exploitation Concessions

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

Implications to the Company of Portuguese Mining Laws

In the case of the Aljustrel and Neves Corvo Projects, the concessions are already permitted for mining, and if mining operations were to resume on Aljustrel or if the Neves Corvo Project is acquired, the Company would be subject to laws governing the operation of mines, including taxes, labour standards, occupational health, waste disposal and mine safety.  In particular, the Company would be subject to the "Safety and Hygiene General Regulation on Mines and Rock Mills" (Decreto - Lei No. 162/90, 22 de Maio), a comprehensive law governing mining operations in Portugal.  This law requires employers such as the Company to, among other things, educate employees about safety and risk prevention; file mining plans with the government that detail means of egress, location of fuel sources and distribution diagrams for electricity, water and air; and comply with specifications for mine access, mine shafts and extraction machinery.

Production royalty rates to the Portuguese government are set at 3% of the net smelter returns for mineral concessions granted since 1990, which is applicable to the Company's Malhadinha concession but not to the Aljustrel concession, to which no government royalty applies since such concession is older and is therefore exempt.  With respect to Neves Corvo, under the Neves Corvo Mining Concession Agreement EuroZinc must pay, at the State's discretion, either a profit-related royalty of 10% of the net annual result (after all income tax and charges), or a revenue-based royalty of 1% (ex-mine value of mining products).  The revenue-based royalty may be reduced by 0.25% provided that the corresponding amount of such percentage is spent on mining development investment.

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

Implications to the Company of Environmental Laws

On the Company's exploration concessions, the environmental compliance requirements are not significant while the Company is conducting exploration activities; any surface disruption through trenching or drilling must be remediated.

The Company would be subject to an environmental impact assessment with respect to all properties in Portugal that are not currently permitted for mining (only the Malhadinha concession at this time).  When the Company applies to convert its exploration license to a mining license the Company would be subject to a full assessment that would include water, biology, social, and other aspects of the environment.

NEVES CORVO PROJECT

In March of 2004, Wardell Armstrong International ("WAI") produced an independent technical report under NI 43-101, that was revised and dated May 7, 2004 (the "Wardell Report") on the Neves Corvo Copper Mine.  As part of the Wardell  Report staff from WAI completed a site visit from November 28 to December 4, 2003 to review data and visit the operations.  In connection with the preparation of the Wardell Report, WAI reviewed data provided by Somincor and their consultants of the Neves Corvo mine property, and has drawn its own conclusions therefrom, augmented by its direct field examination. WAI has not carried out any independent exploration work, drilled any holes nor carried out any sampling and assaying. WAI has not performed any estimation of resources and reserves at Neves Corvo, but has reviewed the estimates performed by mine personnel, examined the procedures used and reviewed in-house procedures in arriving at statements. While exercising all reasonable diligence in checking and confirming it, WAI has relied upon the data presented by Somincor and EuroZinc in formulating its opinion.

The following is summarized from the Wardell Report, which readers are encouraged to review in its entirety on SEDAR at www.sedar.com.

Property Description and Location

The Neves Corvo polymetallic base metal deposit is located within the western part of the world-class Iberian Pyrite Belt ("IPB"). The mine is situated in the Alentejo province of southern Portugal, some 15km to the southeast of the town of Castro Verde. The area has an excellent transport network with international airports at Faro some 80km to the south and Lisbon 150km to the northwest.

The Neves Corvo operations consist of the following facilities:

  Underground mine, processing facilities and central administration offices at the mine site;

  Private harbour and loading facility at Setubal;

  Sand extraction facilities; and

  Lisbon offices.

The mining operations at Neves Corvo are contained within a mining concession agreement (the "Neves Corvo Mining Concession") between the State and Somincor covering 13.5km2, located in the parishes of Santa Barbara de Padroes and Senhora da Graca de Padroes, counties of Castro Verde and Almodovar, district of Beja. The Neves Corvo Mining Concession provides the rights to exploit the Neves Corvo deposits for copper, zinc, lead, silver, gold, tin and cobalt for an initial period of fifty years (from 24 November 1994) with two further extensions of twenty years each.

Under the Neves Corvo Mining Concession, Somincor is obliged to:

  advise the government of any changes contemplated in the share ownership of the company;

  submit annual operating plans to the State's technical advisor for approval;

  undertake the investigations and reconnaissance necessary to complete the evaluation of the mineral resources occurring in the concession and to proceed to their exploitation, subject to a technical, economic and financial feasibility study;

  use Portuguese metallurgical refineries/smelters, if such should come into existence in the country and provided they offer competitive international terms; and

  pay, at the State's discretion, either a profit-related royalty of 10% of the net annual result (after all income tax and charges), or a revenue-based royalty of 1% (ex-mine value of mining products).  The revenue-based royalty may be reduced by 0.25% provided that the corresponding amount of such percentage is spent on mining development investment. EuroZinc has used a rate of 0.75% in its financial model, being the rate presently applied to Somincor.

Under the terms of the purchase of Somincor the existing mining concession agreement will be amended concurrently with closing of the purchase to reflect certain changes resulting from the transfer to full private ownership of the Neves Corvo Mine. The terms and key obligations summarised above will continue to apply under the amended concession agreement, with certain additional obligations being imposed on Somincor, including a requirement to provide security by means of a bank guarantee in the amount of 2.5 million within 60 days following the date of the amendment and an obligation to obtain the consent of the Government of Portugal to reductions in staff in excess of 10% in each year.

The Neves Corvo Mining Concession is surrounded by an exploration concession (the "Exploration Concession"), signed in 1994, covering an area of 86.5km2. The Exploration Concession lasted for a period of eight years, and in September 2002 Somincor negotiated a two year extension subject to a 10% reduction in area. The Exploration Concession now totals 77.5km2 and Somincor aims to drill 5 boreholes in five identified anomalies with a minimum expense of 0.5 million.

Upon closing of the acquisition of Neves Corvo under the Definitive Agreements, EuroZinc will apply to DGGE for a new exploration concession surrounding the Neves Corvo Mining Concession similar in size to the existing Exploration Concession area. This process is expected to take 5-6 months for the approval of the proposed work program by DGGE's technical division through to signing by the Minister of State. New exploration concessions are granted for a period of 2 years with the possibility of three 1 year extensions with a 50% reduction in area after each extension.

The prevailing income tax rate applicable to the Neves Corvo Mine is 27.5% made up as to a federal tax of 25% and a municipal tax of 2.5%.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Neves Corvo is connected by a good road into the national road network and is approximately a one-and-a-half hour drive from either Faro to the south or Lisbon to the north. In addition, the mine has a dedicated rail link into the Portuguese rail network and on to the port of Setubal where the mine has a private harbour facility for concentrate shipments.

There are no major centres of population close to the mine, although a number of small villages with populations numbered in the hundreds do lie within the Mining Concession. WAI does not believe that mining activities have a direct impact on any of these small settlements.

The topography around the mine is relatively subdued, comprising low hills with minimal rock outcrop. The mine collar is 210m above sea level. The area supports low intensity agriculture confined to stock rearing and the production of cork and olives.

The climate of the region is semi-arid with an average July temperature of 23oC (maximum 40oC) and an average minimum temperature in winter of 3.8oC. Rainfall averages 426mm, falling mainly in the winter months.

Mine site infrastructure includes a main headframe, two process plants, paste plant, rail facility, offices, surface workshops, mine store, laboratory, change house, medical building, restaurant, weighbridge and gatehouse.

Fresh water is supplied to the mine via a 400mm diameter pipeline from the Santa Clara reservoir, approximately 40km west of the mine. Supply capacity is 600m3/hr whilst storage facilities close to the mine hold thirty days' requirements. The total water requirement for the mine and plant is estimated at over 350m3/hr with as much as 75% of the volume being re-used.

The mine is connected to the national grid by a single 150kilovolt, 50million volts per year rated, overhead power line 22.5km long.

The Neves Corvo Mining Concession provides sufficient surface rights to accommodate the existing mine infrastructure and allow expansion if required.

History

The Neves Corvo orebodies were discovered in 1977 after a period of exploration drilling which was planned to test a number of favourable gravity anomalies. Following discovery, Somincor was formed to exploit the deposits, and by 1983, the Corvo, Graca, Neves and Zambujal sulphide deposits had been partially outlined covering an area of some 1.5km x 2km. A preliminary reserve quoted at this time estimated some 34.64Mt @ 7.85% Cu of cupriferous sulphides and 32.87Mt @ 5.71% Zn of zinc-rich sulphide mineralisation.

Rio Tinto became involved in the project in 1985 effectively forming a 49:51% joint venture with the Portuguese government (EDM). This change in shareholding led to a reappraisal of the project with eventual first production commencing from the Upper Corvo and Graca orebodies on 1 January 1989, achieving 1Mt in that year. Total capital cost for the mine was approximately US$350 million.

During the development of the mine, significant tonnages of high-grade tin ores were discovered, associated with the copper mineralisation, which led to the rapid construction of a tin plant at a cost of some US$70 million. The plant was commissioned in 1990 and in that year some 270,000t of tin-bearing ore was treated. This was followed between 1992-1994 by a major mine deepening exercise, at a cost of US$33 million, to access the Lower Corvo orebody through the installation of an inclined conveyor ramp linking the 700 and 550 levels.

The mine has operated continuously since 1989 and annual production of copper metal in concentrate since 1997 has ranged between 76.3-114kt with an additional 0.35-3.5kt of tin metal in concentrate.

In recent years the copper ores have been treated at a rate of approximately 1.7Mtpa compared with an installed capacity of 1.85Mtpa.  A summary of the recent performance of the copper plant is given below.

Copper Plant Production Data 1997-2003
Year	1997	1998	1999	2000	2001	2002	2003
kt treated	1,459	1,806	1,801	1,342	1,672	1,739	1,700
Feed Cu %	5.49	4.62	4.45	4.79	4.74	5.08	5.33
Recovery %	86.93	85.64	86.21	86.04	85.34	86.97	85.52

Maximum production was achieved in 1998 (1.806Mtpa).  The copper head grade fell below 5% Cu in the years 1998 to 2001, but in 2002 and 2003 this figure was exceeded.  Since 1997, copper recovery ranged from 85.34% to 86.97%.

Historical operating and capital costs are shown in the Table below.

Operating and Capital Costs 1997-2003
Parameter	Unit	1997	1998	1999	2000(1)	2001	2002	2003
Tonnage Milled	Mt	1.757	2.176	2.07	1.515	1.784	1.739	1.707
Operating Costs	M	63.85	70.33	65.2	62.4	65.7	58.42	57.56
Unit Costs	/t	36.34	32.32	31.49	41.19	36.82	33.59	33.9
Capital Costs	M	15.7	14.5	14.0	15.0	20.6	14.0	14.49

Note:

(1)

Year 2000 costs affected by industrial action

Production for 2003 achieved budget in spite of a number of shaft incidents adversely affecting hoisting capacity in July and September. Hoisting in the subsequent months was higher than planned as underground stocks were built up in July and September. As at year end mined production was +0.4% and copper grade -2.3% as variance to plan.

Geological Setting

Neves Corvo is located in the western part of the IPB which stretches through southern Spain into Portugal and which has historically hosted numerous major stratiform volcanogenic massive sulphide ("VMS") deposits including the famous Rio Tinto mine, worked for gold and copper since Roman times.

Deposits within the IPB vary in size from a few hundred thousand tonnes to >200Mt, and also vary mineralogically from massive pyrite, through complex sulphides to gold-rich ores. They occur at different levels and different settings within the Volcanic Siliceous Complex ("VCS") which has been dated at Upper Devonian to Lower Carboniferous in age. The VCS comprises fine grained clastic sediments and felsic to mafic volcanics, underlain by the Phyllite-Quartzite Group of Lower Devonian age and overlain conformably by Upper Visean Flysch Group rocks characterized by a thick clastic succession of greywackes and shales.

The massive sulphide deposits are generally interpreted as syngentic in origin, ranging from sulphide precipitates to re-worked sulphide/silicate sediments, lying close to acid submarine volcanic centres.

The Neves Corvo deposits are located at the top of a dominantly volcanic sequence of the VCS which consists of three piles of acid volcanics separated by shale units, with a discontinuous black shale horizon immediately below the lenses. Above the mineralisation, there is a repetition of volcano-sedimentary and flysch units. The whole assemblage has been folded into a gentle anticline orientated NW-SE which plunges to the southeast, resulting in orebodies distributed on both limbs of the fold. All the deposits have been affected by both sub-vertical and low angle thrust faults, causing repetition in some areas.

Mineralisation is also concentrated within the footwall and hangingwall rocks, and although the deposits are similar to others found in the IPB, the high copper, tin and zinc grades are unique and the strong metal zonation patterns are well developed.

Exploration

Throughout the life of mine, the main focus of exploration has been the continued search for mineralisation within the mining licence area. To date, this process has been undoubtedly successful in that the mine commenced production with a resource of approximately 30Mt, whilst approximately 22Mt have been mined since then, although there is still a resource base of about 23Mt in the Measured and Indicated categories and 7.5Mt in the Inferred category.

In addition, exploration drilling by Somincor has also been conducted in the surrounding exploration licence through the follow-up of numerous gravity anomalies.

WAI has reviewed the exploration data and is satisfied that it has been undertaken in a systematic and proficient manner both within the mine area and surrounding exploration concession.

Exploration work within the Mining Licence has concentrated primarily on the extension of known orebodies by both underground and surface drilling, and in particular, areas that are relatively close to surface.  As such, Zambujal and the adjoining bridge mineralization to Lower Corvo have been a recent target for continued assessment.

Moreover, recent underground drilling has identified some very important bridge Fissural Copper mineralization, originally identified from surface drilling, between the Lower Corvo and Lombador orebodies.  Initial results indicate that the potential exists to define a new resource in this area, although additional drilling is required to bring this mineralization into a classified resource.

As a general rule, the most prospective areas now appear to be to the north and northeast, lateral to currently defined mineralization, although this mineralization is commonly deeper.  However, WAI is of the opinion that considerable potential exists to define additional copper mineralization that can be brought into the Neves Corvo resource base.

Since the commencement of operations, some 53km of surface exploration drilling has been undertaken, primarily targeting Bouger anomalies defined during the 1970s.  To date, this work has yielded very poor results, with little or no indications of significant mineralization outside of the area currently defining the Neves Corvo orebodies.

More recently, other geophysical methods have been applied to the area including Electromagnetic ("EM"), seismics and magneto-telluric, although it still appears that gravity produces the most prospective results.

WAI has examined these exploration data and believes that given the level of current knowledge, it is unlikely that additional significant mineralization exists outside of the known deposits.  However, it may be worth considering re-processing the original gravity data, if this has not already been completed in the last few years, or possibly the application of some of the modern airborne geophysical techniques currently available to the industry.

Mineralization

The following descriptions relate to the deposits in their original state, prior to mining.

Corvo

The Corvo orebody lies between 280 --800m below surface, dips to the northeast at 10-40o and has dimensions in plan of approximately 1,100m down dip and 600m along strike. The orebody attains a maximum thickness of 95m and consists of a basal layer of copper ore up to 30m thick, overlain by barren pyrite containing intermittent lenses of copper mineralisation.

The main massive sulphide orebody is predominantly overlain by a complex mineralized sequence known as "Rubane" which comprises an assemblage of chloritic shales, siltstones and chert-carbonate breccias that are all mineralized with cross-cutting and bedding-parallel sulphide veinlets and occasional thin lenses of massive sulphides. The sulphides are predominantly copper-rich and Rubane ore constitutes over 15% of the total copper content of Corvo. Rubane mineralisation is interpreted as a stockwork emplaced in the hanging wall of the massive sulphide by low angle reverse faults (thrust faults).  Cupriferous sulphide stockwork zones (fissural mineralisation), consisting of veinlet sulphides cutting footwall shales and acid volcanics, underlie the massive sulphide lens over part of its area.

Tin-rich ores occur closely associated with the copper ores, principally in the massive sulphide material and Rubane. Massive sulphide tin ore, also containing high copper values, is distributed throughout the copper mineralisation at Corvo defining a north-south trend. At the north end, near the edge of the massive sulphides, the Rubane has high grades of tin and the underlying stockwork also contains tin ores. Zinc mineralisation develops laterally to the southeast of the copper and tin ores within the massive sulphide.

Graca

The Graca orebody, which is now mostly worked out with the exception of a small extension to the southeast, lies on the southern flank of the anticline and dips to the south at 10-70o. The lens is up to 80m thick extends for 700m along strike, 500m down dip and ranges in depth below surface from 230-450m. The orebody is linked to Corvo by a bridge of thin continuous sulphide mineralisation. As with Corvo, much of the copper ore occurs as a basal layer overlain by barren pyrite in which there are also intercalations of copper ore.

Massive sulphide tin ores occur as a trend through the copper ores from northeast to southwest, similar to that seen at Corvo. However, there is no significant development of Rubane, although stockwork copper ore is being exploited in the southeast section of the orebody and extensions to this mineralisation are being investigated.  In the massive sulphide there is again strong lateral metal zoning and zinc occurs preferentially in the southwest limit of Graca.

Neves

Neves consists of two lenses of mineralisation, joined by a thin bridge, which dip to north at 5-25o. The maximum true thickness is 55m with a strike length of 1,200m and 700m down dip. The southern lens, Neves South, contains mostly zinc ore with significant lead, silver and copper grades and minor barren pyrite, underlain by copper ore which is locally tin-bearing. Zinc mineralisation tends to be very fine grained (<25m) and does contain deleterious elements.

In contrast, Neves North is copper-rich and occurs mainly as a basal massive sulphide and as stockwork in the underlying shale and volcanic rocks. The stockwork is well developed and extends well beyond the limits of the massive sulphide lens.

Zambujal

This area comprises a series of zinc-rich lenses (with similar mineralogy to the zinc mineralisation at Neves South) with some copper mineralisation which have been defined from surface drilling providing an Inferred resource for this area. Eleven of the eighteen holes contain copper intervals with relatively low grades (<4% Cu), but rich in zinc. Furthermore, on-going exploration has discovered bridge mineralisation linking it to Lower Corvo which is likely to increase the resource base.

Lombador

This deposit comprises continuous lenses of high grade zinc ore (>8%) with 2% lead and 0.5% copper which has been defined at an Inferred category from surface drilling. The mineralisation dips to the north at 20-40o, has a thickness of 100m and extends for 1,350m down dip and 600m along strike.

Earlier exploration intersected a second lens north of Lombador that has the potential to extend the zinc resource. Copper mineralisation is also present at Lombador, but in minor quantities, although some potential exists in the bridges with Corvo and Neves North that are likely to result in additional resource definition.

Drilling and Sampling

Introduction

Neves Corvo is an extremely mature mining operation having been in production for nearly 15 years.  Commensurate with this is the vast database of sample data that has been accrued, and through time, reconciled against actual production data.

Exploration Drilling

As mentioned above, surface and underground exploration drilling is an on-going operation at the mine.  The mine has consistently undertaken approximately 11-12,000m of underground exploration drilling per year, by contractors and in-house drill rigs, at a current cost of approximately 35-40/m. Typically, underground fan drilling would produce intersections on approximately 35m spacing. In addition, surface drilling, often on a spacing of 75-100m, has successfully outlined a number of new exploration targets such as Zambujal and Lombador, the latter by surface holes only.

As standard procedure, drillholes are surveyed with an Eastman Single Shot tool, and it is likely that the intersection positions of some of the long surface holes may not be very accurate as hole deviation is considerable as a result of the complex geology.

Grade Control Drilling & Sampling

The mine utilises two main forms of stope development, notably drift and fill where the orebodies are thin and high grade and dip at between 15-45o, and bench and fill where the ore must be >16m thick, be of a single ore type, and dip at >45o or <15o (mini bench and fill is used where the ore is <10m thick).

For drift and fill, current grade control involves face sampling to a particular pattern dependent on the ore type being sampled. For massive ores, 6 panel samples are collected from a 5x5m face (originally, 9 samples were collected, but budget cut-backs and a general overall agreement of sampling results led to the reduction). For fissural ores, 6 chip samples are collected across each face.

For bench and fill, grade control requires the drilling of up to 12 core holes in any one bench (more typically 6-8 holes) as blast holes cannot be used due to the fact that chalcopyrite is washed out of the holes. These results are then used for stope definition and resource input.

As a general conclusion, WAI believes that much of this grade control effort may be unnecessary (particularly the bench and fill drilling) as a considerable volume of historical data points to a consistent trend that the grade control samples give grades approximately 10% higher than the defined reserve grade for that particular block. Thus, it may be more beneficial and cost effective to undertake additional fan drilling at the resource definition stage, rather than considerable volume of grade control drilling now undertaken.

Sampling, Analysis and Security

Somincor's laboratory is accredited by the Instituto Portugues Qualidade, renewed each 3 years and submitted annually to quality audits by the same Institute, and also to internal audits.

The laboratory has been accredited for 47 analytical methods and around 100 determinations. Of these methods, 17 are for operational and commercial purposes and 30 are needed for environmental controls. The laboratory is also responsible for sampling the concentrate leaving the mine by train and at Setubal.

Laboratory activity is ruled by written contracts signed by the client, stating for example:

  Number and frequency of samples to be delivered to the Lab;

  Analytical methods;

  Period to report the results; and

  Security of data and samples.

The laboratories regularly deal with three types of sample: underground production samples, production drill core and exploration drill core. Initial preparation of these samples is common with drying at 105oC, crushing to ≤6.3mm, riffle splitting, then milling to ≤1mm.

From here, the underground production samples are bagged and a sample taken for XRF analysis. Similarly, the production and exploration drill core samples are also analysed by XRF, but are also subject to further analysis after pulverisation.

WAI has inspected these facilities and protocols and is satisfied with the current set up.

Quality Assurance / Quality Control ("QA/QC") systems are in place and appear to work satisfactorily. In detail, these include:

  precautions are taken to prevent cross contamination;

  traceability records prevent errors in identification and insure the sample history can be followed as part of the analytical chain of custody;

  repeatability is evaluated by assaying duplicates every 20 samples and comparing them according to IS0 5725; and

  accuracy data is provided by using international reference materials.

With regard to security of samples and data, Somincor states that:

  all records and reports are kept for 5 years (for underground production samples) and permanently for evaluation drill core samples;

  the samples are kept for a fixed period to perform new analysis if needed; and

  all personnel must follow rules of confidentiality as stated by the general working law, and complemented by individual signed Confidentiality Declarations.

In summary, Neves Corvo operates stringent sample preparation and analytical procedures in full accordance with international standards.

Data Verification

WAI has not undertaken a data verification exercise at Neves Corvo as the original brief for the due diligence study did not require such an investigation. Moreover, in a mature mine such as Neves Corvo, there has been a constant data verification process from sample data through to resource models and as such, WAI is satisfied that any significant problems have been dealt with as part of the on-going process.

However, as part of this current study, WAI has inspected a selection of drillhole sections, plans and assay data, and can conclude that no problems have been identified.

In addition, WAI has examined the orebody models with respect to the data input, statistical analysis and variography, and again can conclude that no errors were identified.

Mineral Resource and Mineral Reserve Estimates

Historically, Neves Corvo mine has used an in-house software system ("SUMP") for resource and reserve estimation, which over the years has provided robust and reliable estimates. However, this system was only capable of two-dimensional analysis, and as the mine has developed, a need for true three-dimensional modelling has come about. As a consequence, during the last two years, the mine has been moving over to using the VULCAN software system which is better able to deal with the complex three-dimensional modelling required at the mine.

Neves Corvo classifies resources according to the Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves (1999), generally known as the JORC code. WAI are of the opinion that the JORC Code resource and reserve categories are in all material respects equivalent to the resource and reserve categories as defined by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") (2000) in Canada, and therefore the mineral resources identified by Somincor are directly equivalent to the Measured, Indicated and Inferred mineral resource as specified in NI 43-101.

Overall, resource estimation and classification is based on the generation of block models that are controlled by three-dimensional surface models of faults and ore contacts. In outlying areas of Inferred Resources, classical triangulation methods are used, based on manual interpretations. Grades are usually estimated by ordinary kriging techniques, although the anisotropic Inverse Power Distance may be used when it is not possible to obtain detailed modelling.

The orebody modelling approach, using the SUMP software system, places emphasis on the reconciliation of grades and tonnages from actual production with those that are estimated. Estimation methods are adjusted accordingly and, because of this, the resource modelling may be considered to warrant a relatively high degree of confidence.  Block sizes are 2m cubes for Measured Resources and 4m cubes for Indicated and Inferred, depending on the information available.

The resources are defined according to the dominant value metal present. The geological grade boundaries used are: tin ore - >1% Sn; copper ore - >2% Cu; complex ore - >3.3% Zn. In the case of ambiguity, tin takes priority over copper content, which in turn overrides zinc.

The Neves Corvo mine has spent considerable time and effort on ascribing density values to the various ore types for use in the modelling and resource estimation processes. WAI has inspected the sample database and is generally satisfied with the protocols adopted and results produced. In addition, WAI briefly inspected the variography used on several of the orebodies. The Neves Corvo mine has traditionally modelled each orebody and ore type separately, but has effectively used a nested two-structure spherical variogram to model these data.  WAI has inspected these variograms and they do seem to be appropriate.

The selection of cut-off grades has been based on geological rather than economic criteria. The contacts of copper ore and waste in the massive sulphides are not gradational over appreciable distances and little change is achieved in the shape of the ore envelopes by varying the cut-off grade between 1.5% and 3.0% Cu. Similarly, the high grade tin ores are defined by geological rather than gradational contacts. The zinc cut-off defines geologically coherent zones within the sulphides, although the contacts are more gradational.  WAI agrees that given the existing production scenario, the use of geological grade cut-offs is appropriate.

The Neves Corvo mine implements the JORC system of resource classification and applies the following guidelines:

  Measured Resources, which are the basis for short term planning, are derived from the underground borehole database, combined with underground mapping and stope sampling data. In spatial terms, this involves 35m spaced drillhole fans with or without galleries;

  Indicated Resources are derived from underground borehole data, again based on 35m spaced drill fans, and geological interpretation based on cross-sections of the orebody. There may also be limited underground development; and

  Inferred Resources are calculated mainly from surface diamond drill hole data (occasionally supplemented by underground diamond drilling) and modelled using contour plans of the main ore contacts.

Somincor uses the JORC code for resource classification, but presents their resource total as an aggregated amount including Measured, Indicated and Inferred, which is in contravention of the JORC Code. The JORC and CIM (2000) compliant Cu resources are shown in the table below.

The zinc resource is less well explored, and includes 26.2Mt at 6.4% Zn in the Indicated category and 24.2Mt at 5.55% Zn in the Inferred category as shown in the table below.  A Measured tin resource of 1.6Mt @ 9.7% Cu, 1.8% Zn and 2.3% Sn has also been estimated. Historically, the copper resources are annually replenished and from exploration data examined, it is likely that this trend will continue, certainly in the short term.

A classified Somincor resource summary table is provided below:

Classified Resources (31 December 2002)
	Category	Resource (Mt)	Grade (%)
Copper	Measured	22.233	5.65
	Indicated	0.837	4.40
	Inferred	7.550	4.03

Zinc	Indicated	26.183	6.40
	Inferred	24.170	5.55

In contrast to the resources, Somincor does not apply the JORC code to their reserve statements.  EuroZinc has taken the Measured and Indicated resource as stated above and applied a 95% recovery and global 13% dilution to provide a revised reserve statement on which EuroZinc has prepared its Life of Mine Plan:

EuroZinc Reserve Statement 2004
Orebody	Classification	Tonnes (kt)	% Copper
Corvo -700	Proven	10,348	5.81
Corvo+Graca+CSE +700	Proven	2,755	5.40
Graca SE	Proven	198	3.65
Neves South	Proven	2,242	4.38
Neves North	Proven	3,192	2.98
Total	Proven	18,772	5.07

Corvo -700	Probable	140	5.81
Graca SE	Probable	5	3.65
Neves South	Probable	79	4.38
Neves North	Probable	257	2.98
Total	Probable	481	4.04

Total	Proven and Probable	19,252	5.04

WAI confirm that the procedures used by EuroZinc in preparing this reserve statement are in accordance with JORC and NI 43-101. It is this reserve statement which has been used by WAI in preparing the financial model.

However, WAI feels that it is likely that the resource material from Lombador and Zambujal that has been included in the Somincor Life of Mine Plan will be upgraded and ultimately brought into the reserve base. From historical evidence, approximately 90% of resources transfer through to reserves, although with ever changing economics, this figure should not be relied upon for future mine planning, particularly as the mine goes ever deeper to chase additional resources. In addition, it is also likely that the new discoveries in the bridge area between the Lower Corvo and Lombador orebodies will provide further high grade copper resources to the mineral inventory.

Production Reconciliation

Historically, Neves Corvo has shown some discrepancy between reserve grade and production grade, i.e., data collected from stope samples. A study in 1996 indicated that produced tin grades consistently reconciled with the reserve base, whilst copper values were some 7% less than predicted. Reasons put forward for this discrepancy included higher than expected dilution, and that the evaluation method itself overvalued the resource, although efforts were being made at the time to improve the situation.

More recently, the mine has seen a trend of reserve grades being approximately 10% lower than stope grades (data collected from stope drilling and face sampling), with mill head grades fluctuating between these two values, but not above the stope grades.

Discussions with mine personnel have indicated that much of this discrepancy is likely to stem from the type of grade control sampling being utilised, i.e., detailed sampling of a face over a 5m height in a drift and fill stope, or similarly, analysis of grade control drillholes through a bench and fill stope will tend to better reflect the complex mineralogy, and will often provide a higher grade as the block modelling process, based on 35m sample spacing, will tend to provide a "smoother" grade profile with values interpolated from the nearest samples.

Moreover, 35m drill pierce points for measured resources appears to be fairly wide, based on a brief review of the variography. Resource modelling is underestimating the grade and the possibility therefore exists that mineralisation is being left that is above the cut-off grade.

Thus, in conclusion, WAI does not feel that there is a significant problem with production reconciliation, although as a recommendation, more sampling at the resource definition stage may negate the need for quite so much grade control sampling during production.

Mining Operations

Neves Corvo has been developed as an underground operation, exploiting a number of polymetallic sulphide orebodies. The mine hoists approximately 1.8Mt of ore per year via a 5m-diameter shaft from the 700m level, whilst a further access is provided by a decline to the 550m elevation. Ore from the deeper levels is transported to the 700m level via an incline conveyor. Mining methods have been dictated by geology and geotechnical considerations and at the present time, both drift and fill and bench and fill are utilised with the fill comprising either hydraulic fill or more recently, paste fill.

The mine produces a variety of copper-rich ores (chalcopyrite is the only commercially significant copper mineral) as well as a limited amount of tin-rich ores which have been historically treated by a separate tin plant (currently inactive). The copper ores are treated in a conventional crushing, grinding and flotation circuit with the tailings pumped to the Cerro do Lobo tailings facility some 3km from the plant.

The Neves Corvo Mine presently mills approximately 1.7Mtpa of copper and tin ores, although the tin resource is nearing exhaustion and forms little or no part in any future mining plans. The mine employs 780 staff and a further 312 contractors at the mine site and their port concentrate handling facilities at Setubal. In the recent past Somincor has been implementing a labour restructuring process to reduce direct employees and this has resulted in a reduction of staff since 2000 of 233. However, this has been offset by an increase in contract staff and other outside contractors undertaking works previously conducted by mine personnel.

The mine access is provided by one vertical 5m diameter shaft, hoisting ore from the 700m level, and a ramp from surface at a gradient of 12%. A number of shaft 'incidents' from July through to October 2003 adversely affected mine production, however, the cause has been identified and remedial measures are now in place to prevent any reoccurrence.

A number of different stoping methods are employed on the mine but the most prominent being Bench and Fill and Drift and Fill which account for 41.5% and 38% of production tonnages respectively. Dilution has been highlighted as being a major concern in the Drift and Fill Stopes (19%) and the mine is progressively moving towards increasing production from the Bench and Fill (5-7.5%) method. The mine works a 3 shift per day pattern 6 days per week, but effective time at the work face can be considered low by normal mining standards.

Mill

In recent years the copper ores have been treated at a rate of approximately 1.7Mtpa compared with an installed capacity of 1.85Mtpa.  Since 1997 copper recovery has ranged from 85.3% to 87.0% to a copper concentrate grade of between 23 and 24% Cu.  To increase the plant throughput to 2.2Mtpa it is proposed to utilise two regrind mills on secondary milling duty, thus increasing secondary milling capacity from 1600kilowatts to 2400kilowatts.  There is sufficient crushing, flotation and concentrate dewatering capacity for the proposed increase in throughput.

It is believed that metallurgical improvements can be made in the concentrator and that a concentrate grade of 24.1% at 88% recovery is achievable.

Very little metallurgical testwork has been undertaken on the Neves Corvo polymetallic ores, but it is reasonable to assume that they can be processed to give saleable grades of copper and zinc concentrates.  The tin plant should be able to be adapted to treat the polymetallic ores although additional grinding capacity may be required due to the fine grain size of the ores.

Concentrate Shipment and Marketing

The concentrates are transferred into 27 tonne containers which are weighed and then transported by rail to Setubal.  On arrival the concentrates are off-loaded into a storage shed of 50,000t capacity.  Reclaim for ship loading is by conveyor belt at maximum rate of 800 tonnes/hour.

The following contracts/costs are incurred during sample shipment:

  Trucking of concentrates from the Copper Plant to the on-site railhead

  Rail transport from the mine site to Setubal

  Rent for terminal facility

  Port facility royalties

  Use of equipment at port

  Port security

  Harbour duties

The total cost of shipping a tonne (wet) of concentrate from the mine site to Setubal is 6.5/tonne.  Handling costs at Setubal are a further 6.49 per tonne.

Concentrates are predominantly sold to five smelters.  A list of these smelters and the 2004 expected deliveries are given in the table below:

Concentrate Shipment
Smelter	kt to be shipped, 2004
Atlantic Copper SA (Spain)	100
Noranda Inc. (Canada)	8.5
Outukumpu Harjavalta Metals OY(Finland)	60
Norddeutsche Affinerie AG (Germany)	94
Caraiba Metais SA (Brazil)	27
Glencore International AG	15

The exact details of the copper concentrate sales contracts were not made available to WAI during the site visit. General commercial terms were, however, given by the Commercial Manager and were stated to be within normal market parameters.

Somincor report treatment charges treatment charges for 2003 ranging between 53-71 US$/tonne with an average of around US$60 per tonne.  For 2004 the figure is expected to be closer to US$48 per tonne.  The copper refining charges are equivalent to 10% of treatment charges in $/tonne. The copper concentrates incur penalties, predominantly for mercury, and a credit for silver values all as per normal market terms.

Concentrate shipping costs for 2003 and estimates for 2004 are given in the following table:

Concentrate Shipping Costs
Destination	2003 /tonne*	2004 /tonne*
ATC Spain	6	7.5
NAF Germany	8-9	9.5
OK Finland	10	13.0

*Per wet metric tonne

Prices for 2004 are expected to be approximately 20% higher than for 2003.  It was reported by Somincor that the average shipment size has reduced in recent years from 12,000 tonne to 6,000-9,000 tonne due to ship availability.

There is currently no space for zinc concentrate shipment and if the polymetallic ores are to be processed the PA concentrate shed would be required.

Tailings Management

The tailings waste management operation has now reached a critical stage in the life of the mine.  In 1999, a paste plant commenced operation to provide paste backfill for stopes and since that time, tailings from the mill have either been used to produce paste backfill or have been sent to the tailings dam.  The Cerro do Lobo tailings dam is a water retaining embankment dam; tailings are deposited into the impoundment by sub-aqueous means to prevent oxidation of the mainly sulphide (pyrite) waste.  Since

1998, the mine has commissioned independent feasibility studies and has carried out trials so that deposition at the dam site can be changed from sub-aqueous deposition to using paste tailings.

If the method of tailings disposal remains unchanged, then three more dam raises are needed above the 255m level (currently under construction) to provide sufficient capacity for storing tailings over the predicted life of mine.  There are major financial implications for continuing with sub-aqueous deposition. In terms of the existing dam structures, these appear to have been constructed and maintained in an acceptable manner, in accordance with best practice. Accordingly, there are good technical and financial reasons to continue using the Cerro do Lobo tailings dam and switching to paste tailings, but in terms of programming, the changeover must occur in the next few years.

Environmental Issues

The Neves Corvo mine inherently has a number of significant potential environmental impacts, due to its size and scale, location (close to the Oeiras River) and the nature of the mineral deposit (pyritic, with heavy metals).  Environmentally, it is a challenging operation. Notwithstanding the occasional environmental problems and incidents, the mine is operated and managed to a very high standard, largely in accordance with best international practice, and the potential impacts are well understood and mitigated.

As far as can be determined all the required environmental permits are in place and Somincor has a good relationship with the national and regional environmental regulators.  The waste rock dumps are in the process of being permitted, and until 2003 these were considered to be stockpiles rather than final disposal locations.

The only significant area of concern that is not, in WAI's opinion, being dealt with adequately by Somincor, is the provision for mine closure and the closure funding arrangements.  Somincor's assessment of the mine closure liabilities is:

  57.8 million, to which additional costs need to be added bringing the total to 63.5 million at 1999 costs for technical closure, equivalent to 76.2 million at 2003 costs; and

  5.4 million, for social closure costs.

This totals 81.6 million.  In WAI's opinion the financial provision for closure should be more in the region of 100 million at 2003 costs.  However, a major review of closure requirements and costs is due in 2004.  Comparison of this closure cost with other mines is difficult as comparative data are not available.  In WAI's experience the closure requirements for Neves Corvo are certainly at the very high end of the range, but this is not unexpected given the major long term liabilities associated with the tailings facility and waste dumps.

It is understood that the closure fund has only accumulated 12 million to date, so the remaining provision required is 88 million.  This accumulated closure fund appears to be very low in proportion to the mine's past production and profit. However, EuroZinc has allowed for an environmental fund of US$100 million to be built up over the term of the mine life (to 2012), which WAI feels is a best estimation at this time as the implementation of the paste plant for tailings disposal should reduce overall closure costs for the Cerro do Lobo dam.

Even with adequate closure, in the long term it is likely that the Cerro do Lobo tailings facility and the waste rock dumps will be a long term liability, perhaps in perpetuity.  The continuing risk of acid generation and leaching of this acid (with attendant heavy metals), which could threaten water resources, will always be present.  The location of the waste rock dumps, and particularly the tailings dam, directly above the Oeiras River, means that maintenance, inspections and monitoring will be required over the very long term.  Treatment of the seepage water means that appropriate facilities might need to be maintained for very many years.  The financial and management extent of these liabilities should not be underestimated.

Exploration and Development

As part of the information supplied to interested parties Somincor has prepared a Life of Mine Plan that assumes that the copper ore is mined at an initial rate of 1.8Mtpa dropping to 1.1Mt on cessation of operations in 2020. The zinc resource is mined from 2006 through to the end of mine life in 2020.  No financial information has been made available to assess the likely economics associated with this plan. However, this mine plan includes ore in the Inferred Resource category.

EuroZinc has prepared a Life of Mine Plan (the "EuroZinc LOM Plan") and financial model that takes into account JORC Classified ore in the Measured and Indicated Resources only to arrive at a Reserve Statement of 19.252Mt at 5.04% copper and have applied mining rates and costs that they feel more applicable to the Neves Corvo Mine. WAI having reviewed the data is satisfied that the EuroZinc LOM Plan has been prepared in a competent manner.

On the upside it is expected that the significant quantity of Inferred Resources in the Lombador and Zambujal orebodies will transfer into the Measured and Indicated categories extending the mine life to 2016 and possibly beyond.

The EuroZinc financial model, assuming an acquisition price of US$160 million (128 milllion) and a discount rate of 7%, estimates the Net Present Value ("NPV") of the Neves Corvo Mine, pre-acquisition as being US$276.81 million, and post acquisition as being US$101.32, at an average copper price of US$0.925 per pound and an exchange rate of US$1.1: 1.0. The model sensitivity to the discount rate pre and post acquisition are given as:

EuroZinc Base Case Financial Model, Neves Corvo NPV
		Pre-Acquisition		Post-Acquisition
	Discount Rate	NPV US$M	Purchase Price(1)	NPV US$M (1)
Base Case NPV Copper US$0.925/lb Exchange Rate US$1.1:1	5%	300.32	160.00	123.93
	7%	276.81	160.00	101.32
	10%	246.64	160.00	72.39
	15%	206.88	160.00	34.48

(1)  As calculated by the Company to show the effect of including the acquisition price in the financial model

Cash cost of payable copper over the mine life is estimated at US$0.61 per pound, excluding capital costs. However, cash costs in the initial 5 years will be in the range of US$0.61-0.58 per pound. The project sensitivity to copper price, exchange rate, capital and operating costs is given in the figure below.

The sensitivity analysis shows that the project is most sensitive to the copper price and least sensitive to the capital costs.

The EuroZinc model provides an indication of the likely pre tax operating returns, however, there can be no assurances that the assumptions made in preparing these cashflow projections will prove accurate, and actual results may be materially greater or less than those contained in such projections.

Following the acquisition of Neves Corvo, EuroZinc intends to adopt and follow the EuroZinc LOM Plan.

ALJUSTREL PROJECT

The Aljustrel Project includes the Aljustrel Mining lease and the surrounding Malhadinha Exploration Concession. The properties are held by PA, which in turn is owned by EuroZinc (ownership of 99.6%).

Mining in this area has been proceeding for over a hundred years. Most of the extraction was for sulphides. Modern base metal mining was done from 1991 to 1993. The previous operation utilized modern mining methods and procedures with large and productive equipment.  The underground openings and infrastructure, the process plant and the waste management facilities have been on continuous care and maintenance since closure. Eighty-two people are currently fully employed by PA at the site.

The project comprises the upgrading of the process facilities, underground access and infrastructure, and pre-production development of underground stoping areas to produce 1.8 Mtpa of zinc, lead, copper and silver ore. The work has been done to the level of a Final Feasibility Study.

The Moinho and Feitais deposits were the focus of a Final Feasibility Study (the "Aljustrel Feasibility Study") to produce 1.6 Mtpa of ore completed in June 2000 by a team of consultants led by Steffen Robertson and Kirsten (Canada) Inc. ("SRK") which included Rescan Engineering Ltd, Knight Piesold Ltd., Rescan Environmental Services Ltd., International Metallurgical and Environmental Inc. and Merit Consultants International Inc (collectively referred to as the Project Consultants).  This study was subsequently updated in February 2001 (the "2001 Report") from 1.6 Mtpa to 1.8 Mtpa.

The Aljustrel Feasibility Study is somewhat different from most mining feasibility studies in as much as most of the plant and surface facilities are already in place, there are considerable underground exposures and trial stopes, and there is relatively current productivity and operating cost information available.  See

"Accessability, Climate, Local Resources, Infrastructure and Physiography" for a description of the existing infrastructure at the Aljustrel Project.

The disclosure contained herein is summarized from the "March 2004 Update (as revised on May 10, 2004) of the Steffen Robertson Kirsten (Canada) Inc. Aljustrel Project Feasibility Study - June 2000" dated May 10, 2004 (the "2004 Report") as required under National Instrument 43-101 of the Canadian Securities Administrators.  The 2004 Report has used information from the Aljustrel Feasibility Study and 2001 Report since there have been no material changes to the site since February 2001.  The 2004 Report incorporates updated operating and capital costs (re-quotes etc.), metal prices, exchange rates and financial information. A new financial analysis has been carried out.  Readers are encouraged to review the entire 2004 Report which is located on SEDAR at www.sedar.com.

Property Description and Location

The Aljustrel Project consists of the Aljustrel Mining Lease and the surrounding Malhadinha Exploration Concession.

The Aljustrel Mining Lease is centred on the town of Aljustrel and covers the St. Joao, Moinho, Algares and Feitais massive sulphide deposits. The lease has an area of 5.2 km2. The lease was signed between the Secretary of State of Industry for the Government of Portugal and Pirites Alentejanas, SA on the 10th of January 1992. The permit is good for 50 years from the date of signing, with right of renewal, and includes the exploitation of sulphur, copper, zinc, lead, silver and gold. The lease has no royalty to the state.

The Malhadinha Exploration Concession (19.24 km2) surrounds PA's Aljustrel Mining Lease. The concession covers the Estacao massive sulphide deposit and similar stratigraphy that hosts the massive sulphide deposits at Aljustrel. The concession contract was granted by the Instituto Geologico e Mineiro  "IGM" (now DGGE) to the consortium formed between AGC and Exmin on the 1st of October 1999. The original contract was granted for a period of two years with the possibility for three 1-year extensions upon reduction of the total area by 50% after each extension. The concession is now on its 5th and final year, and is due to expire on September 30, 2004. The concession is now owned 100% by PA. The company is currently in the process of applying for a new concession area with the government of Portugal to replace the Malhadinha concession.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Aljustrel Project is accessible by rail and major highways from Lisbon and Faro, both of which have daily international flights to other locations in Europe and abroad. Aljustrel is located 175km southeast of Lisbon and 125 km north of Faro. There are some 12,000 inhabitants living in the Aljustrel Municipality, which is part of the District of Beja.

The area has a Mediterranean climate that is characterized by long, dry summers and short, moderate winters.

The population density of the area is low with most people employed in farming (cattle, sheep, cereal crops, cork, olive and wine), mining and associated service industries.

A modern infrastructure is available locally in the town of Aljustrel for most general services and includes medical care, telecommunications, banking, housing, vehicle purchase and repair and schooling. The town has a long established history as a mining community with a number of local inhabitants employed by PA supporting the mine and plant during the present care and maintenance program.

Rail transport connects the processing plant with dedicated concentrate storage and loading facilities at the deep sea port at Setubal, located approximately 160 km to the northwest of Aljustrel and 50 km to the south of Lisbon.

Electrical power for the mine is available from the national power grid that services southern Portugal.

There are two mines at the Aljustrel Project:

  Moinho mine, which was fully developed in the 1980's with limited production in 1991-1992. The grades are lower and exploitation is planned in the first year while the higher-grade Feitais deposit is developed.

  Feitais mine, which has limited development but where most of the current reserves are located.

Both mines have been kept on care and maintenance and most excavations are accessible. The existing excavations have seen little or no caving over the last 10-20 years and provide a good indication of the ground conditions of future mining. The project is well advanced for an underground mining project at the feasibility stage and the confidence of the estimates should therefore be higher.

History

The Aljustrel area has undergone sporadic mining and exploration dating back to Phoenician times, and includes a period of extensive work by the Romans. During Roman times, precious metals and copper were exploited from surface gossans and underlying sulphides at the Algares and Sao Joao deposits. Records of this activity include underground workings at Sao Joao and surface pits with adjacent slag fields at Algares. Two bronze mining tablets with the inscribed Roman Mining Laws of the day were discovered in slag fields and were on display at the DGGE and at the National Archaeological Museum in Lisbon.

Modern mining at Aljustrel began in the mid 1800's, when the Algares and Sao Joao deposits were exploited for pyrite, which was used as a source of iron and sulphur.  Due to the extensive size of the deposits and the small rate of production during this time, reserve depletion was not an issue and no systematic exploration was done until the mid 1900's. By the end of World War II, the known reserves at Algares were nearly exhausted and poor ground conditions at Sao Joao made mining difficult. An extensive exploration effort was initiated southeast of Sao Joao, leading to the discovery of the Moinho deposit.

Servico de Fomento Mineiro (state agency precursor to IGM and DGGE) discovered the upper edge ('Carrasco vein') of the Moinho deposit 14 metres below surface during a Turam EM survey in 1956. This survey failed to detect the deeper and thicker part of the deposit that was identified by gravity and drilling in subsequent years. The deposit was developed and exploited from the 0 level to the 200 level using cut and fill mining by Minas de Aljustrel S.A.R.L., a Belgium owned company, from 1955 to 1974.

Gravity surveys across the Aljustrel area in the 1960's led to the discovery of the Feitais deposit in 1964 and the Estacao deposit in 1969. In 1970, a combination of gravity and geology led to the discovery of the Gaviao deposit 2.5 kilometres southwest of the Sao Joao deposit.

In the 1960s, the Santa Barbara rail tunnel (200 metre level below the surface measured as 0 m) was driven to connect Moinho and Algares, and then extended from Algares to the Feitais deposit. In the early to mid 1970s, approximately 3,500 metres of development drifts were completed on the 140, 190 and 200 levels of the Feitais deposit.   This development was connected to surface by an Alimak raise.

In the early 1970s the government acquired control of the operating company PA.  PA remains the owner of the Aljustrel mine to this day. PA carried on mining activity at Moinho, and initiated limited cut and fill pyrite mining from Feitais. Feitais ore was transported by rail along the Santa Barbara tunnel to the Algares Mine and hoisted to surface. Backfill was transported by rail along an underground tunnel from a local quarry. In 1981 and 1982, PA collared a ramp on surface and began driving a ramp from the 112 level that was eventually to join the ramp being driven from surface. This ramp was never completed.

In the late 1980s the market for pyrite collapsed and pyrite mining became uneconomic.  Encouraged by the success of the recently discovered copper and tin rich Neves Corvo mine located 50 kilometres to the south, PA decided to change focus and start extracting base metals from the Moinho deposit. This involved constructing a 1.2 million tonnes/year processing plant, sinking a shaft, installing an underground crusher and conveyor system and driving a 3 kilometre access ramp from surface to provide trackless access to the mine. The extraction method was changed from small-scale cut and fill mining to large-scale long hole open stoping, and development workings were completed on the 275, 305 and 335-metre levels. The Moinho workings were much larger (4.5 x 5 metres) than previous workings because of the change to trackless mining and larger scale mining equipment.

In the early 1990s, three blast hole stopes were developed at the Moinho mine between the 272 and 335 levels from which 1.1 million tonnes of ore was extracted to supply the new mill. The stopes were up to 60 metres long by 30 metres wide by 30-60 metres thick, and remain open to this day.

The mill was commissioned in September of 1991 and operated until March of 1993 at which time it was shut down because of operating difficulties and low metal prices. While operating, the plant produced copper and zinc concentrates, which were shipped by rail in sealed pots to a dedicated concentrate storage and handling facility located at the deep-water port of Setubal. According to the records, only a small amount of lead concentrate was produced in February 1993. The mine has been on thorough care and maintenance since closure.

In 1993, Robertson Research Minerals Ltd. was retained by PA to assist in the preparation of a report to provide a technical and economic opinion of the future economic viability of the base metal mining and processing operations at Aljustrel. The main conclusion drawn from this report was that the base metal and processing facilities at Aljustrel could be operated at sufficient profit to repay future capital and development costs, and yield a Net Cash Flow of US$101 million over a 15 year operational period.

In 1998, EuroZinc, through its predecessor companies Auspex Minerals Ltd. and International Vestor Resources Ltd., completed a Pre-Feasibility study that examined the economic viability of selectively mining the higher grade zinc zones within the Feitais and Moinho massive sulphide deposits. The study, completed in October 1998, investigated mining at a rate of 1.5 million tonnes per year for a project life of 12 years. A financial analysis based on metal price of US$0.55 per pound of zinc, US$0.28 per pound of lead and US$5.50 per ounce of silver, and assuming 100% equity financing, indicated that the project should move forward to full feasibility.

In 1998, EuroZinc signed an option agreement with EDM and PA to acquire up to 75% of PA by completing a bankable feasibility study aimed at resolving the previous metallurgical problems and optimizing production. Since that time, EuroZinc has completed a bankable feasibility study (the Aljustrel Feasibility Study) whereby annual production would be increased from 1.2Mt to 1.8Mt. Zinc and lead ore will be mined separately from copper ore with mine production focused on the higher grade Feitais deposit.

EuroZinc completed a four-phase exploration and definition program starting in June 1998 and continuing through to May of 2000 as part of the Aljustrel Feasibility Study being overseen by SRK to evaluate the economic viability of selective mining at the Feitais and Moinho mines. The exploration and definition program consisted of diamond drilling, re-logging and re-assaying of historic drill core, underground channel sampling and mapping. In total, 81 surface diamond drill holes (26,000 metres) were completed at Feitais and 10 underground diamond drill holes (997 metres) were completed at Moinho.

In December 2001, EuroZinc completed the acquisition of EDM's 75.60% interest in PA.

More recently, in November 2002, following a financial restructuring of PA, EuroZinc increased its ownership to 99.6% of PA.

Geological Setting

The geology of the IPB is described by numerous authors.  The belt forms the main part of the South Portuguese Zone of the Iberian segment of the Variscan Fold Belt.

The IPB consists of a Devonian-Carboniferous volcano-sedimentary sequence that forms an arcuate belt (250 km by 60 kilometre) that extends westward from Seville in Spain to west-northwest in southern Portugal. The belt is host to some of the world's largest VMS deposits.

The IPB is subdivided into several tectono-stratigraphic units including, from oldest to youngest: (i) Phyllite-Quartzite group (PQ-Upper Devonian), (ii) Volcanic-Siliceous complex (VS-Upper Devonian to Carboniferous) and (iii) Flysch group (FG-Carboniferous; Culm group of Schermerhorn and Stanton, 1969).

The IPB is the largest VMS district in the world, hosting over 90 individual occurrences that include some of the largest deposits in the world. Some of the larger deposits are considered to be giant deposits (>50 million tonnes), and include Rio Tinto (>290), Neves Corvo (>270), Aljustrel (>230), Los Frailes-Aznalcollar (>110), Tharsis (>100), La Zarza (>100) and Sotiel-Migollas (>100). Most of the deposits occur in clusters that may represent multiple deposits related to the same volcanic centre or bodies dismembered and displaced by syn-depositional slumping or post-depositional faulting. The deposits are commonly zoned with higher-grade zinc-rich zones near the hanging wall and copper-rich zones near the footwall, separated by barren to lower grade pyrite.

The Aljustrel Mine area is interpreted to represent a Late Devonian rifted basin which appears to have controlled the distribution of both massive sulphide and stockwork mineralization as well as associated volcanic units. The deposits likely formed in shallow restricted basins adjacent to growth faults that acted as conduits for metal rich hydrothermal fluids. The thickest part of the massive sulphide deposits overlay stockwork mineralization that appears to be associated with growth faults along the basin edge. The deposits are comprised primarily of pyrite (>70%) with lesser sphalerite, galena, chalcopyrite and tetrahedrite. Base metals within these deposits are commonly zoned from zinc-rich zones near the top to copper-rich zones at the base of the massive sulphide. This zoning is interpreted to be largely a result of primary metal re-zoning caused by temperature, pressure and chemical gradients soon after deposition.

The waning stages of volcanism and hydrothermal activity are marked by the deposition of jasper and tuffaceous sediments of the Lower Sedimentary unit (Paraiso formation). This unit, deposited during a period of quiescence, forms a regionally extensive marker horizon in the Aljustrel Mine area and in other parts of the Iberian Pyrite Belt. The Quartz Feldspar Porphyritic Rhyolite unit appears to be a high-level intrusive unit that has intruded the stratigraphic sequence up to and including the Lower Sedimentary unit.

The change from a volcanism to a sedimentary dominated sequence is marked by the deposition of the Upper Sedimentary unit (Flysch Group). It is characterized by a thick (>100 metres) turbidite sequence of argillite, siltstone and wacke.

The Late Paleozoic Hercynian Orogeny has folded and faulted the above units and is responsible for the present distribution of the Paleozoic stratigraphy. Major anticlinal folds trend northwest - southeast and verge to the southwest. Thrust faults appear to have removed the intervening synclines, however these structures are poorly documented. North-northeast trending faults have offset the folded and thrusted stratigraphy by 10's to 100's of metres.

Exploration

The Aljustrel Project includes a number of deposits that have varying degrees of exploration drilling and underground sampling completed on them. The Algares, St. Joao and upper parts of the Moinho deposit were mined by cut and fill for pyrite (sulphur) from the 1850s through to the 1970s. The lower parts of the Moinho deposit were mined for its base metal content from 1991-1993, however it is largely unexploited. The Feitais deposit has some test stopes where approximately 1 million tonnes were mined in the 1980s, however the deposit is largely unexploited.

EuroZinc completed an extensive exploration program on the Feitais and Moinho deposit from 1998 to 2000 whereby the deposit was drilled and underground sampled to the level that a classified resource and reserve model was constructed. The Aljustrel Feasibility Study that incorporated this work and metallurgical test work and examined the economic viability of selectively mining and milling zinc rich mineralization and copper rich mineralization from these deposits was completed in June 2000 and updated in February 2001.

The Estacao deposit has been intersected by 24 diamond drill holes (11,822 m) on approximately 50 to 100m centres, however the resource is still in the inferred category.

EuroZinc staff have completed all exploration work on the project since 1997, with the exception of outside consultants used to assist or supervise various aspects of the project.

Mineralization

The Aljustrel massive sulphide deposits have a simple mineralogy and are composed primarily of pyrite (>70%) with lesser amounts of sphalerite, galena, chalcopyrite and minor tetrahedrite and arsenopyrite. The deposits total in excess of 300 Mt of massive sulphide. The deposits commonly exhibit a metal zonation from a copper-rich footwall, through lower grade pyrite to a zinc-rich hanging wall. The deposits are underlain by copper-rich stockwork zones consisting of sulphide veined pervasively altered chlorite felsic volcanics.

The zinc-rich hanging wall massive sulphides consist of fine-grained pyrite with lesser amounts of disseminated to banded fine-grained sphalerite, galena, chalcopyrite and tetrahedrite. Economic zinc-rich sulphides form a coherent zone (4 or 4.5% zinc cut-off) and have a moderate to steep dip making them amenable to low cost underground mining.

The copper-rich footwall massive sulphide consists of pyrite with lesser amounts of chalcopyrite, tetrahedrite, sphalerite and galena. Economic zones of copper-rich mineralization (>1.5% copper cut-off) straddle both the massive sulphide and underlying stockwork, however the majority of the copper resource is within the massive sulphide mineralization. Their size and geometry make them amenable to low cost underground mining.

Drilling

The Aljustrel Project contains data from surface and underground diamond drilling, underground channel sampling and underground muck sampling.

The Feitais mine data set includes:

  Diamond drill holes (8,732m in 74 holes) completed by PA. It is stored in a warehouse on site in racks in an organized fashion and is available for inspection and re-sampling. Pulps from this drilling were stored on site in airtight containers and approximately 80% of these samples were re-analyzed at Assayers Canada Ltd., the same laboratory as the EuroZinc samples.

  Historic muck samples (1,945 samples) completed by PA. Samples were collected after each advance (3m) in mineralized drifts and cross-cuts. This data has not been used in the resource calculation except in rare cases where channel samples could not be collected where a drift intersected a cross-cut.

  Diamond drill holes (26,245m in 81 holes) completed by EuroZinc. It is stored in warehouse on site in racks in an organized fashion and is available for inspection and re-sampling. Sample rejects are stored on site and pulps are archived with the analytical laboratory in Vancouver, Canada.

  Channel samples (514 two metre samples) completed by EuroZinc.  The channel samples were collected using a hydraulic saw. Sample rejects are stored on site and pulps are archived with the analytical laboratory in Vancouver, Canada.

The Moinho mine data set includes:

  Diamond drill holes (15,086m in 111 holes) completed by PA. It is stored in a warehouse on site in racks in an organized fashion and is available for inspection and re-sampling. Surface drill holes completed at the discovery stage with uncertain down hole surveys were not used in the resource calculation.

  Historic muck samples (3,657 samples) completed by PA. Samples were collected after each advance (3m) in mineralized drifts and cross-cuts. This data has not been used in the resource calculation except in rare cases where channel samples could not be collected where a drift intersected a cross-cut.

  Diamond drill holes (980m in 10 holes) completed by EuroZinc. It is stored in warehouse on site in racks in an organized fashion and is available for inspection and re-sampling. Sample rejects are stored on site and pulps are archived with the analytical laboratory in Vancouver, Canada.

  Channel samples (849 two metre samples) completed by EuroZinc. The channel samples were collected using a hydraulic saw. Sample rejects are stored on site and pulps are archived with the analytical laboratory in Vancouver, Canada.

The drill hole and underground data has been entered into GEMCOM modeling software ("GEMCOM") and a three-dimensional model for the deposit has been constructed.

Sampling, Analysis and Security

Assay data used for resource modeling is from drill core and underground channel samples. In rare cases where a drift intersects a cross-cut, muck samples were used to fill the sampling sequence along the cross-cut. The Feitais deposit is drilled off at 40m centres, however the deposit is open both down dip and down plunge to the northwest. The Moinho deposit is drilled off at about 30m centres, however the deposit is open down dip and down plunge to the northwest.

The drilling procedure is briefly described below:

  Core is placed in labelled wooden core boxes from left to right with the start and finish of each drill run labelled with a metreage marker.

  Core boxes are transported to core logging facility at the end of each shift by drill foreman or EuroZinc drill technician and laid out in order of increasing hole depth.

  Core box labels and metreage is checked for accuracy and photographed by company geologist.

  Exploration drill holes are geotechnical logged using Laubscher classification scheme by Company geologists.

  Geological logs are written in logging forms, which include information on location, date drilled, etc.

  Geological data recorded includes lithology, textures, alteration, mineralization, structural measurements and other pertinent information.

  Assay samples are marked on drill core and recorded in drill logs and sample booklets.

  Assay samples are 2.0m in length or smaller to honour gross geological units or major structures.

  Density measurements on mineralized intervals are completed using standard water immersion methods.

  Assay samples are sawn in half with one half remaining in the box, which is stored in racks in warehouses on site. The other half is tagged, bagged, sealed and sent to a sample preparation lab on site.

  Company geologists insert duplicates, standards and blanks at the sample preparation stage.

  Information from the drill logs is entered into the GEMCOM database.

The underground channel sampling procedure is briefly described below:

  The underground cross-cuts and footwall drifts were mapped by company geologist.

  Channel samples were marked on the right and left walls of the cross-cuts at about waist height by company geologist at 2m intervals, except at geological contacts where the sample may be less than 2m.

  Company technicians, using a hydraulic saw, would cut two lines on the face spaced about 4cm apart and about 4cm in depth. Technicians would then use a pneumatic chisel to break out the sample between the two cut lines and the sample marks. Samples were tagged, bagged, sealed and transported to the sample preparation lab on site after each shift.

  Company geologists insert duplicates, standards and blanks at the sample preparation stage.

  Information from mapping and sampling is entered into the GEMCOM database.

A bulk metallurgical sample was taken for pilot plant testing to determine the flow sheet design parameters for the treatment of the lead-zinc and copper ores from the Feitais and Moinho deposits. Bench, locked-cycle and pilot plant test work was performed on two samples from Feitais and two from the Moinho deposit. A total of 1,200 tonnes of sample was processed through the pilot plant. Sample sites were selected underground based on channel sample and adjacent drill hole composite assays that approximated the grade of mineralization to be mined and processed through the mill. Selected sites were slashed to remove oxidized material and then additional slashes were taken and transported to the on-site pilot plant.

Sample preparation from 1998 onwards was completed on site by Company technicians and is outlined in the Figure below:

Final sample preparation (pulverization) and analyses from 1998 onwards were performed by Assayers Canada, Vancouver. Their analytical procedure is shown in the Figure below:

Sample security procedures are described below:

  Core delivered from site to secured core logging facility by drill supervisor or company technician.

  Core is photographed, logged and sample locations marked by company geologist.

  Core is sawn in half, tagged, bagged and sealed by company technician.

  Samples submitted to company sample preparation lab.

  Sub samples (300 grams) shipped by courier to Assayers Canada in Vancouver for analysis.

Drill core drilled prior to 1998 was prepared and analyzed by PA at their on-site sample preparation and analytical laboratory. A total of 1,491 historic samples were re-assayed for copper, lead, zinc, silver and gold by Assayers Canada in Vancouver and confirmed the analytical quality of the historic data. Most samples were from archived pulps, however when these were not available, samples were re-cut from archived drill holes.

As part of EuroZinc exploration and feasibility study programs completed from 1998 to 2000, a rigorous data handling and data checking protocol was followed for the treatment of geological, analytical and quality assurance-quality control data. During this same period, a comprehensive program was undertaken to validate historic assay data from earlier drill programs. As part of this process, 82% of the historic samples from the Feitais deposit were re-analyzed at Assayers Canada, the same laboratory used in the EuroZinc programs. In addition, the historic drill holes were re-logged to standardize lithology and alteration types, and collar and down hole surveys were checked with the original surveys and entered into the GEMCOM database.

The procedures followed during EuroZinc drill programs were:

  Collars were located using standard surveying equipment by mine surveyor. Coordinates are in Hayfor Gauss Central Point system.

  Geologist checks location, azimuth and dip of drill hole collar.

  Continuous down hole survey using the MAXIBOR laser survey instrument was completed by company geologists for most surface drill holes. A Kodak Eastman 'single-shot' survey (50m intervals) was used on underground drill holes and in rare cases on surface holes when the MAXIBOR survey instrument was not available. A number of drill holes were surveyed twice with this instrument and compared with the Kodak Eastman surveys confirming the precision and accuracy of the MAXIBOR instrument.

  Company geologists entered survey data, core logging and analytical data into the GEMCOM database.

  GEMCOM has built in checks for consistency of the database in order to prevent over-lapping intervals or hole name validation errors.

  Drill holes were paper plotted on section and plan, and visually checked for unusual collar location, drill orientation, assay pattern or values.

An extensive quality control - quality assurance program was completed by EuroZinc to monitor precision, accuracy and contamination. The program is briefly described below:

  Standard, blank and duplicate samples inserted into sample stream on a pseudo-random basis and accounted for 10% of the total samples submitted to Assayers Canada.

  Standards were prepared on site from mineralized material obtained underground. A standard high and standard low sample was prepared numerous times as the standards were consumed. The standards were analyzed at numerous laboratories when the standard was first prepared to determine the value of the standard and the homogeneity of the sample. Standards were inserted after the sample preparation stage and used to measure the accuracy of the laboratory.

  Blanks consisted of un-mineralized interbedded greywackes and mudstone core from historic drill core. The blanks were inserted before the sample preparation stage to monitor contamination through the entire sample preparation and analytical procedure.

  Duplicates consisted of an additional 300-gram split taken from the sample rejects during the sample preparation stage or rarely 1/4 split core. The duplicates were used to monitor the precision of the laboratory.

  Standard, blank or duplicate samples containing one metal greater than 2 standard deviations from the mean in a batch would result in three or more samples from that batch being re-analyzed at a different laboratory.

  Re-analyzed samples that pass quality control measures are inserted into the database replacing data with quality control failures.

Independent audits of geological sample collection and data management were performed by representatives of banks and smelters as part of feasibility and financing exercises.

Mineral Resource and Mineral Reserve Estimates

Mineral Resource Estimate

The resource estimate for the Feitais and Moinho deposit was completed in June 2000 as part of the Aljustrel Feasibility Study and is available on site for inspection. The geological and resource model was constructed using GEMCOM.

The hanging wall and footwall boundaries of the massive sulphide were used to constrain the block model interpolation, which is well defined by the information available from the drilling and underground workings. These data were used to construct a three-dimensional model of the sulphide bodies, which served as the basis for the block model. Copper mineralization was constrained by the massive sulphide as well as a three-dimensional model of the stockwork mineralization. Grades were interpolated into the block model using ordinary kriging. Ordinary kriging was chosen as the interpolation method because it considers the spatial correlation of the data, sample support and provides an appropriate amount of grade averaging based on grade continuity.

Zinc Resources were calculated using a 4% zinc cut-off and copper resources were calculated using a 1.5% copper cut-off. These cut-offs were chosen based on the capital costs, operating costs and metallurgical test work completed during the feasibility study. The zinc cut-off was raised to 4.5% for the Feitais deposit when the preliminary mining method was changed from "Open Stoping" to "Sub-Level Open Stoping with Post Fill" because the resource utilization was too low. The higher cut-off grade at Feitais reflects the higher costs associated with cemented rock fill. The lower cut-off grade at Moinho reflects the lower costs associated with this deposit as it is essentially completely developed and only partial extraction of the resource that will be used in the first year or so of operation.

Resource model blocks were classified as Measured, Indicated and Inferred Resources using the CIM Standards on Mineral Resource and Reserves, Definitions and Guidelines (1996), which conform to the classifications documented in CIM Standards on Mineral Resource and Reserves, Definitions and Guidelines (2000) necessary to be compliant with NI 43-101, are shown in the Tables below.

Measured Resources have been defined where the grade and geometry of the deposit is known with a high degree of confidence, allowing detailed mine design and mine planning to proceed. The measured resources at Aljustrel are located adjacent to underground workings or where the drill density is typically less than 15 m.

Indicated Resources are those where the grade and geometry are known with sufficient confidence to complete mine design, scheduling and development costs. Although the actual location of planned stopes may vary somewhat with additional infill drilling and underground sampling, this is not expected to significantly change the economic viability of the project. The indicated resources at Aljustrel are located within that portion of the deposit having a drill density of approximately 40m or less.

Inferred Resources are primarily located along the perimeter of the deposit, where drill density is typically greater than 40m.

Measured and Indicated Zinc Resource (4.5% zinc cut-off) for the Feitais deposit.

Classification	Tonnes (millions)	Zinc (%)	Copper (%)	Lead (%)	Silver (g/t)	Gold (g/t)
Measured	0.74	5.32	0.18	1.62	52.21	0.79
Indicated	14.48	6.03	0.21	1.86	68.16	0.75
Total	15.22	6.00	0.21	1.85	67.38	0.75

Inferred Zinc Resource (4.5% zinc cut-off) for the Feitais deposit.

Classification	Tonnes (millions)	Zinc (%)	Copper (%)	Lead (%)	Silver (g/t)	Gold (g/t)
Inferred	3.16	6.14	0.16	1.66	60.00	0.67

Indicated Copper Resource (1.5% copper cut-off) for the Feitais deposit

Classification	Tonnes (millions)	Zinc (%)	Copper (%)	Lead (%)	Silver (g/t)	Gold (g/t)
Indicated	4.87	0.88	2.12	0.24	13.52	0.22

Inferred Copper Resource (1.5% copper cut-off) for the Feitais deposit.

Classification	Tonnes (millions)	Zinc (%)	Copper (%)	Lead (%)	Silver (g/t)	Gold (g/t)
Inferred	1.87	0.70	2.13	0.18	10.43	0.32

Measured and Indicated Zinc Resource (4.0% zinc cut-off) for the Moinho deposit.

Classification	Tonnes (millions)	Zinc (%)	Copper (%)	Lead (%)	Silver (g/t)
Measured	0.63	4.76	0.44	1.80	54.14
Indicated	2.61	4.84	0.53	1.88	55.04
Total	3.24	4.82	0.51	1.86	54.87

Inferred Zinc Resource (4.0% zinc cut-off) for the Moinho deposit.

Classification	Tonnes (millions)	Zinc (%)	Copper (%)	Lead (%)	Silver (g/t)
Inferred	2.67	4.54	0.58	1.81	52.92

Measured and Indicated Copper Resource (1.5% copper cut-off) for the Moinho deposit

Classification	Tonnes (millions)	Zinc (%)	Copper (%)	Lead (%)	Silver (g/t)
Measured	0.26	1.26	1.82	0.40	20.33
Indicated	1.79	1.61	1.96	0.65	26.74
Total	2.05	1.57	1.94	0.62	25.92

Inferred Copper Resource (1.5% copper cut-off) for the Moinho deposit

Classification	Tonnes (millions)	Zinc (%)	Copper (%)	Lead (%)	Silver (g/t)

Inferred	0.12	1.55	1.72	0.83	30.71

In addition to the resource estimates completed by SRK using ordinary unconstrained kriging, a number of other methods using different cut-off grades, interpolation methods, constrained or unconstrained models and classical sectional polygonal reserves were performed by SRK and other organizations during the same period. The other organizations were Rescan, SRK-Cardiff, MRDI-Canada and EuroZinc, and reports by these organizations are on site for inspection. These models were used for validation of the unconstrained, ordinary kriged model and support the above estimates.

Mineral Reserves

The mineral reserves were classified according to CIM Standards on Mineral Resource and Reserves, Definitions and Guidelines (1996), which are similar to the classifications documented in CIM Standards on Mineral Resource and Reserves, Definitions and Guidelines (2000) necessary to be compliant with NI 43-101.  An exception is the Possible mineral reserve category as documented in CIM Standards (1996), which do not conform with the new CIM Standards (2000) and are therefore not included in the mineral reserves.

The mineral reserves for Feitais include the following dilution and recovery factors:

  Dilution of 0.5% for primary stopes and 2.5% for secondary stopes. This is in addition to the uneconomic material included in the stope outlines. The projected higher dilution in the secondary stopes is from adjacent backfill in the primary stopes.

  Recovery factor of 90% of the total stope tonnage to account for premature closure of some stopes as a result of instability or oversize. A nominal 5% dilution has been included for the copper zones.

Dilution has not been included for the Moinho deposit, as only partial extraction of stopes has been scheduled. The stopes are located within the massive sulphide, which has excellent ground conditions, well away from the hanging wall contact with the altered volcanic rocks.

Mineral reserves from the Feitais and Moinho deposit derived from the measured and indicated resources outlined above are tabulated in the Tables below.

Mineral Reserve (Probable) for Feitais Zinc Mineralization

Tonnage	Zinc (%)	Copper (%)	Lead (%)	Silver (g/t)
12,200,792	5.67	0.22	1.77	64.15

Mineral Reserve (Probable) for Feitais Copper Mineralization.

Tonnage	Zinc (%)	Copper (%)	Lead (%)	Silver (g/t)
1,611,770	0.97	2.16	0.26	14.26

Mineral Reserve (Probable) for Moinho Zinc Mineralization

Tonnage	Zinc (%)	Copper (%)	Lead (%)	Silver (g/t)
2,152,000	4.49	0.54	1.82	53.95

Mining Operations

Mine Plan

The Aljustrel Project is not a producing property, however because of the imminent transition to that status it is appropriate to describe the operations as they are planned to be based on the detailed work completed in the Aljustrel Feasibility Study - February 2001.

There are three ore bodies in the current mine plan that will be mined consecutively:

  Zinc-rich mineralization at Moinho,

  Zinc-rich mineralization at Feitais, and

  Copper-rich mineralization at Feitais

There are two mines in this study:

  Moinho mine, which was fully developed in the 1980's with limited production in 1991-1992. The grades are lower and exploitation is planned in the first year while the higher-grade Feitais deposit is developed.

  Feitais mine, which has limited development but where most of the current reserves are located.

Both mines have been kept on care and maintenance and most excavations are accessible.  The existing excavations have seen little or no caving over the last 10-20 years and provide a good indication of the ground conditions of future mining.  The project is well advanced for an underground mining project at the feasibility stage and the confidence of the estimates should therefore be higher.

The previous mining methods were a mixture of partial extraction, long hole stoping and cut and fill with waste rock.  The operation utilized modern mining methods and procedures with large and productive equipment.  The new mine plan does not contain significant departures from past operations, apart from cementing of the backfill, introduction of an economic cut-off grade and the implementation of grade control.

Proposed Mining Methods

The Feitais resources were outlined using a 4.5% zinc cut-off and can be characterized as follows:

  Geology - at a 4.5% zinc cut-off, the mineralization forms a coherent mineable zone.

  Geometry - the resource boundary at a 4.5% cut-off has variable geometry, however this has been taken into account in the stope design with both planned and unplanned dilution. The horizontal mining thickness varies from a minimum of 10m to over 40m with an average of approximately 25m. The dip of the ore bodies varies from 40o to 60o with an average of 55o.

  Rock mass - footwall and hanging wall ground conditions are considered to be good to very good and the ore, which is massive sulphide, is excellent. A minimum 3m skin of sulphide will be left on all stope hanging walls. In general, there are few major faults or weakening structures that will affect the mine design.

  Disturbance - the three ore zones are relatively discrete and the induced stresses from a total extraction system will be relatively low and only moderate amounts of ground support will be required.

  Production rates - the geometry and size of the ore deposit allows a comfortable production capacity of around 2 Mtpa; the planned production rate is 1.8 Mtpa, which is below capacity.

  External influences - the groundwater inflow is moderate and there are no buildings or surface facilities located above the mining areas.

The size, geometry and ground condition of the deposit are suitable for a cemented backfill mining system with a planned total extraction of the economic resource. Open stopes without backfill were investigated, however the utilization of the resource was too low because of the large pillars necessary to maintain stability.

The mining method for Feitais can be called "Sub-Level Open Stoping with Post Fill" using transverse stopes.

The planned stoping dimensions, drilling procedures and stope sequencing are:

  The maximum level interval will be 60m and the average will be 40m. The stopes will be 20m along strike with a maximum of 30m across the orebody. Tertiary stopes will be designed where the orebody is greater than 30m.

  Dilution from the hanging wall volcanic rocks will be controlled by leaving a minimum 3m "skin" of massive sulphide.

  Drilling from the fully silled level will consist of down-hole, top-hammer, drills with 115mm diameter holes drilled in a parallel pattern.

  Where the level is over 40m, up-hole, top-hammer, drilling with 76-89mm diameter holes will be drilled with a parallel pattern from the bottom sill.

  Production will utilize a primary - secondary stope sequence with the primary stopes leading the secondary stopes by a single level.

  Stopes will be mucked with 8 yard scoops, which will either tip directly into the ore pass or will load trucks where the one-way traveling distance is over 250m.

Backfill will be quarried by a contractor from an existing nearby quarry on the mine site.  The quarried rock will be crushed and screened and delivered by truck or conveyor to a backfill raise located above the Feitais deposit. A surface cement slurry plant will be located adjacent to the backfill raise. Dry backfill will be distributed underground by a conveyor with cement slurry added prior to dumping into the stope via backfill delivery raises. The backfill system makes use of the existing conveyor system at Moinho, which will be moved to Feitais after mining at Moinho is finished. The layout and procedures were modeled after a similar system used at Kidd Creek.

Mining at Feitais will start at the 400 Level, the bottom of the current reserve, and will use a primary - secondary stope sequence with only the primary and tertiary stopes requiring cemented rock fill; the secondary stopes will have rock fill only.

Mining at Moinho (approximately 2.15 Mt) is from stopes adjacent to existing stope areas and makes use of existing development and infrastructure. The mining method will be up-hole benching with longitudinal retreat with 30m sub-level intervals. The open stopes will be left unfilled. The design follows the recommendations from PA's geotechnical consultant at that time (1990), Golder Associates, however the stoping has been changed to longitudinal retreat and the contraction of stope outlines to fit the higher-grade portions of the deposit. The resource was calculated at a 4.0% zinc cut-off from which the stopes were designed.

The copper reserve will be extracted using the same mining methods as for the zinc reserve. A minimum 8m pillar along strike will separate the previously mined zinc stopes from the copper stopes.

Mine Costs and Mine Schedule

The average mining cost over the 10-year Life of Mine is US$8.79/tonne, which is low by world standards but reflects the low labour costs, reasonable productivity and low consumable costs in this part of Europe.

The total number of personnel for mining including maintenance staff is 207 resulting in an annual productivity of 8,700 tonnes of broken ore per mining employee. This figure benchmarks reasonably well with other similar operations in the world.

The current Mine Schedule shows a life of mine of 10 years based on an average annual production rate of 1.8 Mtpa (years 3 to 7). Details of the schedule are outlined in the Aljustrel Feasibility Study and the 2001 Report, which is available for inspection. In summary, the schedule has been constrained with practical rates for all operating units and the backfill and stope sequence constraints are strictly observed.

Process Plant Description

The Aljustrel industrial plant, previously operated by PA, was initially designed to process 1.15 Mtpa of Moinho ore. The industrial plant, incorporating autogenous/pebble mill grinding was commissioned and operated by PA in 1991 to produce selective copper, lead and zinc concentrates. The plant operated for 18 months and then shut down due to operating problems, low metal recoveries, and low metal prices.

The Aljustrel Feasibility Study has been based on utilizing the existing plant facilities, incorporating equipment modifications and additions, for processing Feitais and Moinho ores. Recognizing that the physical nature of the stockpile would be governed by a number of factors, such as underground production schedule, ore type, primary crusher selection, etc., the decision was made to approach the feasibility study based on an SABC circuit; semi-autogenous mill ("SAG"), ball mill with a cone crusher for SAG recycle. SABC circuits have been successfully used on a wide variety of ore types and do not have the same dependence on the consistency of the ore that autogenous circuits have.

The 'new' Aljustrel plant has been designed to process 1.8 Mtpa of massive sulphide zinc-lead ore containing copper and silver in lesser amounts. The plant will include the existing facilities with modifications for lead concentrate production, and additional flotation facilities for zinc concentrate.

At full production, the annual average dry concentrate production from the zinc-lead plant has been forecasted to be 168,000t of zinc concentrate at a grade of 50% zinc and 36,500t of lead concentrate at a grade of 50% lead.

Selected process streams will be sampled and analyzed in an on-stream analytical system for operations monitoring and control purposes.

Copper rich mineralization in the footwall of the Feitais deposit will be mined in the last two years of the Aljustrel Life of Mine Plan. Mining of the zinc zone will provide access to the copper zone. Two distinct copper ore types, stockwork and massive sulphide, have been identified. Similar to the zinc ore, the copper massive sulphides require fine liberation sizes. Test work on stockwork copper ore indicated a coarser grind requirement than experienced with the massive sulphides. The copper circuit will utilize the zinc flotation and dewatering circuits. Mine production will be at a maximum rate of 1.00 million tonnes per year.

Markets

An internal marketing group will be responsible for marketing of all Aljustrel concentrate products. Letters of Intent have been signed with a number of international smelters for the majority of the concentrate. It is not felt that placement of the remaining volumes will be an issue given the current and projected shortage of zinc concentrates on the world market. The specific payment terms of individual contracts will be negotiated on a periodic basis at prevailing world terms.

Contracts

Contracts for mine services, smelting and refining, and transportation entered into by PA are negotiated to be within prevailing market parameters and terms. There will be a tendering policy in place, which will be followed by the Purchasing Department to ensure proper quality and pricing is obtained for contracted services. Contracts entered into by the Construction Manager, yet to be appointed, during the development phase will have a tendering policy that is reviewed and audited by PA.

Environmental Considerations

An Environmental Management and Closure Plan was completed by Rescan Environmental Ltd. as part of the Aljustrel Feasibility Study and in a separate report submitted to Portuguese government authorities.

From an environmental perspective, it is important to note that:

  The area is disturbed by mining activities that date back to Roman times and, importantly, the Company is released from responsibility for the areas of previous contamination. In particular, the abandoned Algares and Sao Joao surface areas are specifically excluded from the Environmental Plan and remain the responsibility of the State.

  Aljustrel is an existing mining operation with more or less continuous production from the 1850s to 1993.

  Operational permits are in place.

The Environmental Management Program primarily addresses, among other parameters, water quality from the start of operations through to closure.

The current tailings facility has inadequate free board for storage of storm events as well as to receive additional tailings. To accommodate the needs of the new project, the existing tailings pond water will need to be treated and discharged prior to start-up. Tailings pond water is currently being treated in the mill and discharged to the environment in anticipation of project startup.

Tailings

The key environmental issue is the management of the potentially acid producing sulphide tailings and waste rock. A secondary issue is the control of sedimentation into streams during start-up construction as well as during operation. All the discharge from the mine and process plant will be routed through the Tailings Dam. Water discharged from the dam is either treated for further use in the mine or treated to meet discharge standards.

An operating water cover will be maintained over the tailings at all times to exclude oxygen and prevent oxidation of the sulphides. Sulphidic waste rock will be incorporated into the backfill for permanent disposal underground.

Dewatering

There is currently water being pumped from underground to keep the workings from flooding. As the mines are deepened and expanded, water from underground will increase. The current mine plan assumes that 2,160 to 2,450 m3/day will be pumped from underground and that about 450 m3/day of this will be service water.

This draw down of ground water has been happening for years with no effect on current agriculture usage. The draw down cones are relatively steep (small affected area) and ground water is not used for irrigation in the immediate mine area.

Cyanide

Approximately 73 tonnes per month of cyanide is used in the process plant for lead-zinc separation to recover a high-grade lead concentrate. The cyanide has been sourced in Portugal and will be supplied in 1 tonne bags inside a crate. The cyanide bag will be lifted over the mix tank and the dry cyanide dumped into the tank to dissolve in water (caustic is normally used to ensure high pH and no HCN risk). The Aljustrel system will have a dry storage area, mixing tank and holding tank away from any potential acid-generating conditions. The alkaline solution will be pumped to a head tank in the mill and metered to the lead flotation circuit. The cyanide management plan for the mine will be further developed and refined during the construction phase. The plan will include shipping, storage, mixing, handling, spills and disposal of wastes.

Hazardous Waste Management

The storage facility is specifically identified and has a standard spill response plan and containment structure in place.  Industrial refuse will not be stored on site but will be deposited in the local municipal landfill.

Mine Closure

All mine components have been identified and all have a de-commissioning plan and schedule. There is a fund of US$0.25/tonne of ore that will be set aside for final closure and this will reach approximately US$5 million. This will fund ongoing pumping costs to maintain a wet cover on the Tailings Dam and regular engineering inspections that will be required.

Taxes

The Moinho and Feitais deposits are covered by the Aljustrel Mining Lease, a 50-year mining lease that was granted by the Portuguese Minister of Industry and Energy to PA on the 10th of January 1992. The lease is renewable and has no royalty attached to it.  In Portugal, the federal income taxes on profits are 25% and municipal taxes are 2.5% for a total of 27.5%.

Capital Cost Estimates

The total estimated capital cost to design, construct, install and commission the new Aljustrel mining and processing facilities described in the 2004 Report is US$86million.  However, considering the scheduling of the project and the revenue generated from the operation of Moinho prior to full start up of the Feitais mine, there is an actual estimated net capital outlay of approximately US$70million. The costs are all expressed in US dollars and exclude taxes, duties, escalation and interest during construction. The accuracy of the estimate is considered to be about +/- 15%. The contingency is 8% of the total direct and indirect costs, with no contingency on the Owner's Costs or Working Capital.

Operating Cost Estimates

Operating cost for the 10-year mine life is estimated to be US$19.24/t milled.

Payback and Economic Analysis

The Aljustrel Life of Mine Plan and Financial Model demonstrates a payback of initial capital at 3.51 years assuming a 5% discount rate.  This assessment is based on a metal price assumption of US$0.50 per pound for zinc, US$0.35 per pound for lead, US$0.95 per pound for copper and US$6.00 per ounce for silver.  The Aljustrel Life of Mine Plan demonstrates a positive net present value of US$56.8million at a 5% discount rate after taxes and an internal rate of return of 25.9%. This positive value demonstrates that the Probable Mineral Reserve as documented in the 2004 Report does in fact constitute ore.  Assumptions used in the model include:

  Evaluation based on latest (March 2004) productivity estimates, capital and site costs,

  Depreciation rate is that allowed by Portuguese law and balances supplied by PA accounting,

  Equity financing is assumed for project capital costs other than European Union grants and interest free loans,

  Economic evaluation considers the payment of Portuguese taxes where applicable,

  Loss carry forwards and tax pools available to the Company,

  Interest Income and distribution of profits on sale of assets at the end of the project are not included in the evaluation,

  Creditor amounts adjusted to 2001 financial statements of PA,

  Financial obligations to EDM (excluding initial buyout) included in the evaluation,

  European Union grants and interest free loans included in the financial evaluation, and

  Capital reflects the latest bids received from contractors including Outokumpu Mintec for the process plant.

Mine Life

The project mine life for the Life of Mine Plan in support of the Mineral Reserve statement is approximately 10 years. In practice, it is the opinion of the authors that additional mine life may be added as the project progresses and inferred resources at Feitais are upgraded to the measured category and adjacent deposits are drilled off.  The design throughput for the mill is 1.8 Mtpa, however if the throughput is higher or expansions are justified and implemented, the mine life would be shortened accordingly.

Exploration and Development

The Company has made a commitment to proceed with the initial detailed engineering required for the upgrades to the mill at Aljustrel, at an estimated cost of $650,000. The engineering work is expected to take two to three months to complete, by which time the acquisition of Neves Corvo should also be complete. Once the acquisition of Neves Corvo is complete, it is the intention of the Company to proceed, as market conditions and commodity prices will allow, with separate project funding for Aljustrel to finance the completion of the balance of the work required to upgrade the mill and to develop the Feitais deposit as detailed in the updated Aljustrel Life of Mine Plan. The cost of the care and maintenance of Aljustrel over the years ended 2002 and 2003 has averaged approximately $370,000 per month, and that cost is not expected to change significantly.  The Company may realize certain synergies as a result of the close proximity and common ownership of Neves Corvo, if successfully acquired, and Aljustrel.

The costs of maintaining the Malhadinha concession, which includes the Estacao concession, are relatively minimal annual work commitments. As market conditions permit, the exploration budget could be increased to allow for drilling to extend the Estacao deposit and to test other gravity targets on the concession.

RISK FACTORS

In addition to those risk factors discussed elsewhere in this AIF, EuroZinc is subject to the following risk factors:

Lack of Revenue From Operations

To date, the Company has had no revenue from operations and there is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

History of Net Losses; Uncertainty of Additional Financing

The Company and its Predecessor Companies have incurred, on a consolidated basis, losses since inception.  The Company does not currently have sufficient financial resources to undertake by itself all of its planned exploration and development programs or to complete the acquisition of the Neves Corvo Mine.  The exploration and development of the Company's properties therefore depends on the Company's ability to obtain additional required financing.  There is no assurance that the Company will be successful in obtaining the required financing, which could result in the loss or substantial dilution of its interest (as existing or as proposed to be acquired) in its properties as disclosed herein.  The ability of the Company to continue as a going concern is dependent upon obtaining the necessary financing to ensure that the Company is able to meet its liabilities and commitments as they come due and to develop and maintain profitable operations.  The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

Dividends Unlikely

The Company has not paid any dividends since the date of its formation, and it is not anticipated that dividends will be declared in the short or medium term.

Completion of the Acquisition of Neves Corvo

In order to complete the acquisition of Neves Corvo, the Company must pay a total price of 128 million Euros within 90 days of the date of the Definitive Agreements and will be obligated to settle certain outstanding debts and shareholder loans of Somincor totalling 27.6 million Euros on closing the acquisition.  It is anticipated that the financings completed between December 2003 and April 2004 together with the Debt Facility will provide sufficient funds to complete the acquisition.  However, if the Debt Facility is not completed or should the Company fail to deliver an Escrow Release Certificate on or before June 2, 2004 and special warrant holders elect to receive repayment of their special warrant subscription funds, the Company may not be able to complete the acquisition of Neves Corvo (see "General Development of the Business - Three-Year History").

Fluctuation of Mineral Prices

Factors beyond the control of the Company may affect the marketability of any metals (or any other minerals) discovered.  Resource prices have fluctuated widely, particularly in recent years.  Resource prices are affected by numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods.  The effect of these factors cannot accurately be predicted.

Foreign Currency Fluctuations

The Company's current and proposed operations in Portugal render it subject to foreign currency fluctuations, which may materially affect its financial position and results.  For example, zinc is generally sold at prices stated in U.S. dollars, while costs incurred are paid in the currency of the country in which the activities are undertaken (Portugal, in the case of the Company).  The Company does expect to engage in currency hedging to offset any risk of currency fluctuations.

The most important exchange rate for the Company is currently the rate between the Canadian dollar and the Euro. While the Company is funding work in Portugal, the Company's results could be impaired if the Canadian dollar weakens relative to the Euro.

Prior to the commencement of production, the strength of the U.S. dollar affects the Company's financial condition only to the extent that funds are held in U.S. dollars from time to time, in which case a weak U.S. dollar relative to the Canadian dollar or the Euro could impair the Company's financial results.  If the Company commences production in Portugal and starts to generate revenues, a weak U.S. dollar relative to the other currencies could also impair the Company's financial results since the smelters pay for concentrate in U.S. dollars while the majority of costs would be in Euros.

Mineral Reserves and Resources

The mineral reserves and resources described in this document are estimates only and no assurance can be given that inferred, indicated or measured resources will be moved to higher confidence levels or that any additional proven or probable reserves will be discovered or that any particular level of recovery of minerals will in fact be realized or that identified mineral resources will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. In addition, the grade of mineral resources ultimately mined may differ from that indicated by drilling results and such differences could be material. Material changes in mineral resources, grades, stripping ratios or recovery rates may affect the economic viability of projects.  Estimated reserves may have to be recalculated based on actual production experience.  Market price fluctuations of metals, as well as increased production costs may lead the Company to determine that it is not economically feasible to continue commercial production at Neves Corvo, if successfully acquired, or to continue development activities at Aljustrel.

Operations/Environmental Risks

The business of mineral exploration and mining is subject to a number of risks and hazards including environmental hazards, industrial accidents, labour disputes, encountering unusual or unexpected geologic formations or other geological or grade problems, unanticipated changes in metallurgical characteristics and mineral recovery, encountering unanticipated ground or water conditions, cave-ins, pit wall failures, flooding, rock bursts, periodic interruptions due to inclement or hazardous weather conditions, and other acts of God or unfavourable operating conditions. Such risks could result in damage to, or destruction of mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability. The Company is not currently covered by any form of liability insurance with respect to its mineral exploration or development operations.  See "Insurance Risk", below.

The Neves Corvo Mine inherently has a number of significant potential environmental risks, due to its size and scale, location (close to the Oeiras River) and the nature of the mineral deposit (pyritic, with heavy metals) (see "Mining Operations, Environmental Issues").  WAI has estimated that the mine closure costs will approximate 100million.  As the closure fund has only accumulated 12 million to date, an additional 88 million will need to be raised.

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

Production and Cost Estimates

The Company has prepared estimates, and relies on the estimates of consultants, of future production and cash costs in respect of the Neves Corvo and Aljustrel projects.  There is no assurance that such estimates will be achieved.  Failure to achieve such production or cost estimates could have an adverse impact on the Company's future cash flows, results of operations and financial condition.  Actual production from Neves Corvo if successfully acquired or from Aljustrel, if placed into production, may vary from such estimates for a variety of reasons such as: the actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; risks and hazards associated with mining (discussed under "Operations Risks"); and unexpected labour shortages or strikes.

Exploration Risks

Mineral exploration is highly speculative in nature, involves many risks and frequently is not productive. There can be no assurance that our mineral exploration efforts will be successful. Success in identifying and increasing mineralized material and converting such mineralized material to reserves is the result of a number of factors, including the quality of a company's management, its level of geological and technical expertise, the quality of land available for exploration and other factors. Once mineral resources are discovered, it may take many years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish mineralized material and proven and probable reserves through drilling, to determine the optimal metallurgical process to extract metals from the ore and to construct mining and processing facilities and related access, transportation, power and fuel infrastructures, particularly in environmentally sensitive locations. As a result of these uncertainties, no assurance can be given that current or future exploration programs will be successful.

Development projects have no operating history by the Company upon which to base estimates of future cash operating costs. Particularly for development projects, estimates of mineral resources and proven and probable reserves and cash operating costs are, to a large extent, based upon the interpretation of geological data obtained from drill holes and other sampling techniques, feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of minerals, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns will differ significantly from those estimated for a project prior to production.

It is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays often can occur in the commencement of production.

Possible Loss of Interests in Exploration and Development Properties

The Company risks losing interests in its exploration and development properties if it does not meet funding and other ongoing requirements in connection with these properties. In the case of the Company's remaining exploration property, Malhadinha, the Company must expend certain minimum amounts on the exploration of the property.  In the case of the Neves Corvo Project, to successfully acquire such project the Company will need debt financing of approximately US$100 million.  If the acquisition is completed and the Debt Facility is finalized and utilized, the Company will need to service and maintain such Debt Facility in good standing or risk having the lenders taking enforcement measures which may include steps to execute or obtain recovery against the Company's assets.  In the case of the Company's development property, the Aljustrel Project, the Company must continue to fund the payroll and maintenance costs of the operating company that controls the mining lease and its associated facilities, arrange the project financing for the estimated capital costs to resume production of US$86 million, and pay approximately US$34 million in outstanding debt from the proceeds from production from the mine.  Although the Company does not currently anticipate being unable to meet any expenditure commitments, if the Company fails to make expenditures in a timely fashion or fails to maintain the operating company that owns the Aljustrel Project, the Company may lose its interest in such properties.  Further, even upon completion of exploration activities on a particular property, the Company may not be able to obtain the necessary licenses to conduct mining operations on that property, and thus would realize no benefit from its exploration activities on the property.

Risks Relating to Statutory and Regulatory Compliance

The current and future operations of the Company, from exploration through development activities and commercial production, if any, are and will be governed by laws and regulations governing mineral concession acquisition, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.  Companies engaged in exploration activities and in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  Furthermore, there can be no assurance that all permits which the Company may require for exploration, construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any mining project which the Company may undertake.  As the Company's principal properties are in Portugal, the Company will need to comply with the applicable laws, regulations and policies of such country and may face additional risks related to uncertain political and economic environments, changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits and increased financing costs.  Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in our activities, the extent of which cannot be predicted.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  The Company may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits.  The Company is not currently covered by any form of environmental liability insurance.  See "Insurance Risk", above.

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

Employee Relations

A prolonged labour disruption at Neves Corvo, if successfully acquired, or at Aljustrel could have a material adverse effect on the Company's ability to achieve its objectives with respect to such properties and its operations as a whole.

The proposed increase in production at Neves Corvo in the EuroZinc LOM Plan depends on optimization of the workforce schedule as described in the WAI Report.   As such optimization is outside of the Company's control, there is no assurance that such a production increase can be achieved.

Repatriation of Earnings

Repatriation of earnings to Canada from Portugal is subject to withholding taxes of 15%.  There can be no assurance that additional restrictions on earnings from Portugal will not be imposed in the future.

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

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Annual Information

The following selected financial data with respect to the Company's financial condition and results of operations has been derived from the audited consolidated financial statements of the Company for the fiscal years ended December 31, 2003, 2002 and 2001, which have been prepared in accordance with accounting principles generally accepted in Canada.  The selected financial data should be read in conjunction with those financial statements ("Financial Statements") and the notes thereto ("Notes").

	Fiscal Years Ended December 31
	2003 $	2002 $	2001 $
Total Non-Operating Income, Gains	273,628	256,958	25,245
Income from Operations	N/A	N/A	N/A
Earnings from Operations Per Share	N/A	N/A	N/A
Net (Loss)	(880,892)	(6,523,281)	(3,172,986)
Net (Loss) Per Share	(0.01)	(0.10)	(0.05)
Total Assets	53,864,790	39,886,922	35,615,628
Total Long Term Liabilities(1)	18,649,169	24,424,183	16,760,404

Notes:

(1)

Long term liabilities of  $17,980,661 (2002 - $17,301,513; 2001 - $13,912,370) become payable at various times only after the commencement of commercial production of the Aljustrel project as detailed in Note 8 of the Financial Statements for the year ended December 31, 2003.

Dividends

There are no restrictions which prevent the Company from paying dividends.  The Company has not paid any dividends in the last five fiscal years.  The Company has no present intention of paying any dividends, as it anticipates that all available funds will be invested to finance the growth of its business.  The directors of the Company will determine if and when dividends should be declared and paid in the future, based on the Company's financial position at the relevant time.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Overview

The following discussion and analysis of the operating results, as well as the liquidity and capital resources of the Company contains financial information from and should be read in conjunction with the Financial Statements and the Notes and schedules attached thereto. Significant accounting policies are set out in Note 2 of the Financial Statements.

The Company is a mine development and mineral exploration company. The Company's primary focus in 2003 (and since 1998) was the Aljustrel zinc mine in Portugal, which the Company acquired in December 2001. The mine continued to be on care and maintenance through 2003, although with the recent dramatic increase in the price of zinc, steps have been taken since year-end to start the process of bringing the mine into production. Throughout 2003 and subsequent to year-end, the Company also expended considerable time and effort toward the acquisition of the Neves Corvo copper mine, which is also located in Portugal and is in operation. EuroZinc's offer to acquire the mine was formally accepted by the current owners in February 2004.

The Company was also able to significantly strengthen its balance sheet in 2003. A total of approximately $8.7 million, net of costs, was raised in December 2003 through a private placement. Concurrently, US$12,659,235 of convertible debt was converted into equity of the Company. A stronger balance sheet was an important factor in the success of the bid for the Neves Corvo mine, and it also helped to raise additional equity financing subsequent to year-end.

Aljustrel Zinc Mine

The Company owns the Aljustrel mine through its Portuguese operating company, PA.  The Company acquired a 75.6% interest in PA in December of 2001 after completing a positive feasibility study in June 2000 for putting the Aljustrel mine into production; the study was updated in February 2001. The Company re-organized the capital structure of PA in 2002, which resulted in the Company's ownership of PA increasing to 99.6%.   However, a production decision was deferred awaiting a recovery in the price of zinc. At the end of 2003 the price of zinc reached US$0.45 per pound for the first time since March 2001 (recovering from a low of approximately US$0.32 per pound), and subsequent to year-end, the Company started the detailed engineering required to upgrade the Aljustrel mill.  It is anticipated that the mill will be ready to receive zinc ore from both the Moinho deposit at Aljustrel and from Neves Corvo by the second half of 2005, subject to financing. The current estimate of the capital expenditures required to upgrade the mill is approximately US$22 million. Full development of the Feitais deposit and additional facilities will add approximately another US$25 million to that total (net of European Union grants and interest-free loans, and anticipated cash flow from operations at the Moinho deposit).

Neves Corvo Copper Mine

Although the tender process for the sale of the Neves Corvo mine was not formally announced until November 18, 2003, EuroZinc initiated its own informal due diligence of the mine and the potential synergies with the Aljustrel mine early in 2003. As a result, the Company was relatively well prepared once the tender process was announced in November 2003. Formal due diligence was carried out in December 2003 and a bid was submitted, as required, by January 18, 2004. On February 23, 2004, EDM (51% owner) and RTZ (49% owner) announced that EuroZinc was the winning bidder for the mine. On March 4, 2004, the Definitive Agreements were signed and the Company paid the required non-refundable deposit of 10 million Euros (to be applied against the purchase price of 128 million Euros). The purchase of the mine is scheduled to close by June 2, 2004. As of December 31, 2003 the Company had incurred $1,076,923 in costs, largely for professional and consulting fees and travel, related to the acquisition of Neves Corvo.

Under the terms of the Definitive Agreements, EuroZinc will pay 128 million Euros for all of the issued and outstanding shares of Somincor, the Portuguese company that owns the Neves Corvo mine. The Company will also assume all the liabilities of Somincor, and as of the 2003 year-end there were 27.6 million Euros in loans to be retired upon the change of ownership. However, it is important to note that cash generated from the operation of the mine---which could be used to pay down debt---must remain in Somincor up to and including the date of closing of the acquisition. Finally, under a "price participation" clause in the Definitive Agreements, for a period of four years, EDM and RTZ will share equally with the Company, the marginal revenue from the sale of copper when the average price of copper, calculated quarterly, exceeds US$0.90 per pound for year one and US$0.95 per pound for years two, three and four.

Neves Corvo is an underground mine located 40 kilometers from the Aljustel mine and has been a significant producer of copper since opening in 1989. Since its opening, the mine has produced a total of approximately 1.8 million tonnes of copper metal; in year 2003 it produced approximately 80,000 tonnes of copper metal.  The current plan for the mine allows for another fifteen years of production, but it is expected that production can be extended beyond that time with additional drilling.

Quarterly Information

Quarter ending	Non-Operating Income, Gains $	Income from Operations	Earnings from Operations per Share(1)	Net Gain (Loss) $	Earnings (Loss) per Share(1) $
Dec. 31, 2003	229,935	N/A	N/A	(1,479,038)	(0.02)
Sept. 30, 2003	(2,483)	N/A	N/A	(1,088,864)	(0.02)
June 30, 2003	45,372	N/A	N/A	794,683	0.01
March 31, 2003	804	N/A	N/A	892,327	0.01
Dec. 31, 2002	111,577	N/A	N/A	(5,180,875)	(0.07)
Sept. 30, 2002	0	N/A	N/A	(536,554)	(0.01)
June 30, 2002	10,726	N/A	N/A	(544,602)	(0.01)
March 31, 2002	134,655	N/A	N/A	(261,250)	(0.01)

Notes:

(1)  Loss per share on a fully diluted basis has not been shown as it is anti-dilutive.

Results of Operations

Net loss for 2003 decreased by $5,642,389 to $880,892 ($0.01 per share) for the year as compared to a net loss of $6,523,281 ($0.10 per share) in 2002. The decreased loss was due mainly to a foreign exchange gain of $2,569,458, and a $255,697 decrease in interest expense related to the accretion of convertible loans and long-term payables.

Development and Exploration Activities

Capitalized development costs incurred in 2003 were comparable to 2002---a total of $4,428,277 in 2003, compared to a total of $4,487,886 incurred in 2002---as a result of the care and maintenance status of the Aljustrel mine, which accounted for $4,421,492 of the 2003 total.  Wages for the approximately eighty-two employees employed by PA, which are the most significant cost associated with the maintenance of the facility, increased slightly from $1,476,928 in 2002 to $1,660,071 in 2003 as a result of a small wage increase for unionized employees awarded at the end of 2002. All other categories of expenditures for the maintenance of the Aljustrel mine in 2003 did not vary by a material amount from the expenditure levels of 2002. It is expected, however, that development expenditures for Aljustrel will increase significantly in 2004 as work begins, subject to financing, on the approximately US$22 million in upgrades required for the mill.

Operating and Administration Expenses

Operating and administration expenses totalled $3,723,978 (after cost recoveries) in 2003, compared to a total of $4,073,262 in 2002. The decrease was due primarily to a $255,697 decrease in the interest recorded on accretion of the Company's convertible loans and long-term payables as a result of part of the loans having been fully accreted in 2002. The interest expense related to the accretion of convertible loans and long-term payables is intended to reflect the "financing" cost of these debt instruments and bring their fair value to face value over the term of the debt; it is not a cash expense. The actual interest expense increased in 2003, even though interest rates were lower in the year, as a result of the US$3,600,000 increase in the principal amount of the loan facilities. Most other operating and administration expenses either remained steady or decreased in 2003, as compared to the 2002 amounts, as staff levels and administrative demands remained level. With the anticipated acquisition of the Neves Corvo mine and the development of Aljustrel in 2004, it is expected that operating and administration costs, like development costs, will increase significantly.

Foreign Exchange Gains and Losses

The Company had a foreign exchange gain (unrealized) of $2,569,458 in 2003, as compared to a $2,326,172 loss in 2002. The significant change is a result of the Company's implementation of the new Canadian accounting standard on foreign currency translation whereby foreign exchange gains and losses on long-term debt associated with integrated foreign operations are no longer amortized over the term of the debt, but are charged to earnings in the period they arise. The revaluation of the convertible debt with the Resource Capital Funds at the time the debt was converted to equity caused the large gain as a result of the strength of the Canadian dollar relative to the U.S. dollar. Significant foreign exchange gains and losses are likely to continue to occur in the future as a result of the current volatility in exchanges rates between the Canadian dollar and the U.S. dollar and the Euro. The Company does not yet have a hedging policy to mitigate the impact of foreign currency fluctuations, but plans to implement one once the acquisition of Neves Corvo is complete. To date, the Company has adhered to a policy of simply maintaining funds in the required currencies---to the greatest extent possible---in the proportions historically expended to provide some protection against currency fluctuations.

Liquidity and Capital Resources

Operating Cash Flow

The total amount of cash used by the Company for its operating activities in 2003 was $927,056, after allowance for non-cash items and before changes to non-cash working capital items, compared to a cash outflow of $1,876,000 in 2002. The decrease in the 2003 total can be attributed to the smaller operating loss for the year, even after allowing for the effect of the unrealized foreign exchange gain. After allowing for changes in non-cash working capital accounts, the operating cash outflow of $1,475,646 in 2003 was comparable to the 2002 total of $1,504,521.

Investing Activities

The Company invested a total of $5,349,308 in 2003, of which $4,421,492 was again related to the capitalized costs associated with the maintenance of the Aljustrel mine. The annual investment required to maintain PA and the Aljustrel mine has been significant for a company such as EuroZinc that is not currently generating revenue from operations, but the Company has made the decision to move ahead with planning and engineering required to bring the mine into production as a result of the recent increase in the price of zinc and the expectation that the price will maintain current levels or better for an extended period of time. A total of $1,076,923 in costs related to the acquisition of the Neves Corvo were also capitalized on the basis that the Company was purchasing an operating mine.

Financing Activities

Financing activities totalled $12,045,517 during 2003. The Company raised a total of $8,685,788, net of expenses, through a private placement in December 2003, and a total of $991,000 from the exercise of share purchase warrants and stock options. A total of $5,177,870 was also raised through a series of convertible loan facilities negotiated with the Resource Capital Funds. These loans were converted into common shares of the Company in December 2003, concurrent with the private placement. Please refer to Notes 7(a) and (b) of the consolidated financial statements for the conversion prices and exchange rates as they vary based on the amounts and dates of the advances.

Subsequent to year-end, the Company has closed two additional financings. The first financing, closed on February 6, 2004, was a brokered private placement of 75,000,000 special warrants at a price of $0.40 per warrant for gross proceeds of $30,000,000 (see Note 13(a)). A portion of the proceeds from the financing was used for the 10 million Euro deposit required for the purchase of the Neves Corvo mine. The second financing, closed on April 5th and 15th, 2004, was a brokered private placement of a total of 130,800,000 special warrants at a price of $0.60 per warrant for gross proceeds of $78,480,000 (see Note 13(c)). The proceeds from the financing are to be used for the acquisition of the Neves Corvo mine.  Funds from the April 2004 financing are held in escrow until the closing of the acquisition, scheduled for early June 2004.

Also subsequent to year-end, on April 19, 2004, the Company accepted from SG and Standard Bank the U.S.$100 million Debt Facility to provide part of the financing for the acquisition of Neves Corvo.  As consideration for the Debt Facility, the Company has agreed to pay to SG and Standard Bank an aggregate of U.S.$2,250,000.  The Company is also subject to an agency fee of $75,000 per annum and a commitment fee of 0.75% on available but undrawn amounts of the Debt Facility.  The documentation and drawdown of the Debt Facility is expected to be completed by the end of May, 2004.  The Debt Facility will be repayable over eight years in semi-annual instalments commencing on May 31, 2005, will bear an interest rate of 2.50% per annum over U.S.$LIBOR during the first five years and 2.75% per annum over U.S.$LIBOR during the remaining three years and may be repaid, in whole or in part, without penalty, at any time.

Cash Resources and Liquidity

As of December 31, 2003, the Company had positive working capital of $8,050,229, as compared to a working capital deficiency of $6,809,995 at December 31, 2002. The dramatic change in the Company's working capital position was a result of the private placement completed in December 2003 and the conversion of the outstanding convertible loans into equity. Proceeds of $2,790,000 from the share subscription receivable related to the December 2003 private placement were received in early January 2004. The proceeds from the subsequent two private placements in 2004, for gross proceeds of $30 million and $78,480,000, respectively, will provide the equity component of the financing required to fund the 128 million Euro (approximately Cdn$ 208 million) purchase price of the Neves Corvo mine. It is not anticipated that any additional equity financing will be required for the acquisition.

Long-term payables of $17,980,661 are all related to the purchase of EDM's interest in PA, and are contingent on the Aljustrel mine going into production (see Note 8). The Company currently has no other debt as a result of the conversion of the convertible loans other than the Debt Facility of U.S.$100 million that is expected to be utilized for the acquisition of Neves Corvo.

Outlook

EuroZinc expects that with the closing of the acquisition of the Neves Corvo copper mine, scheduled for early June 2004, the Company will become a significant revenue producing mining company in 2004 and future years. The anticipated start-up of Aljustrel, scheduled for mid-2005 (subject to financing), and the development of the zinc resources at Neves Corvo, also scheduled for early 2005, will add considerably to that revenue stream and will firmly establish EuroZinc as a mid-tier mining company.  EuroZinc will still be subject to metal price cycles and the volatility of foreign exchange rates---as are most mining companies---but the Company will endeavour to do whatever it considers prudent to manage the effects of factors out of its control. The scale of the Neves Corvo and Aljustrel operations and the synergies to be gained by having the two mines under common ownership will undoubtedly help the Company to do that.

MARKET FOR SECURITIES

The Company's Shares are traded on the TSX Venture Exchange under the symbol "EZM."

DIRECTORS AND OFFICERS

Name, Address, Occupation and Security Holding

The name and municipality of residence, positions held with the Company and principal occupation of each director, officer and executive officer of the Company within the five preceding years as at the date of this Annual Information Form is as follows:

Name, Position and Municipality of Residence(1)	Principal Occupations Within Five Preceding Years(1)	Period of Service as a Director(2)
J.E. (Ted) Fletcher(4) Chairman, and Director Richmond, B.C.	Retired.	Since September 1999
Alvin W. Jackson(4) President, Chief Operating Officer and Director West Vancouver, B.C.	President, Chief Operating Officer and Director of the Company; Self-employed Geological Consultant.	Since April 1999
Ronald Ewing Chief Financial Officer, Executive Vice President, Corporate Secretary Delta, B.C.	Chief Financial Officer, Executive Vice-President and Corporate Secretary of the Company.	N/A
John Greig(3) Director Delta, B.C.	Geologist.	Since April 1999
David F. Mullen(3) (4) Director Vancouver, B.C.	Chief Executive Officer of HSBC Capital (Canada) Inc., a merchant banking company.	Since April 1999
Ryan Bennett(3) (4) Director Golden, Colorado	Geologist and mining engineer; Vice President of Resource Capital Fund, an investment fund focussing on mining and mineral exploration companies.	Since April 1999
Christian Bue Director Paris, France	International Consultant; Doctor in Economics, Universite de Paris; Retired.	Since June 2001
Graham Mascall Director Surrey, England

Self-employed mining/financial consultant.  Previously Vice President, Business Development of BHP Billiton a mineral exploration and development company; Managing Director of Billiton Capital; Chief Executive - Merger & Acquisitions of Billiton Plc.

Since October 2002
Ronald S. Simkus Director Kamloops, British Columbia

Senior Vice-President, Mining of Corriente Resources Inc., a mineral exploration and development company since February, 2004; Previously President & CEO of Compania Minera Antamina, a mineral exploration company in Lima, Peru from May, 2001 to August, 2003; Previously President & General Manager, Highland Valley Copper, Logan Lake, BC a mineral exploration and development company from April, 1994 to May, 2001

Since April 2004
John G. Shanahan Director New York, New York

Vice-President of Barclays Capital, an investment bank from January, 2001 to June, 2002; Formerly Vice-President of TradingLinx.com an investment company from April, 2000 to October 2002; Formerly vice-President, Rothschild Inc., an investment bank from February, 1997 to April, 2000;

Since April 2004

Notes:

(1)

The information as to place of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2)

All directorships expire at the next Annual General Meeting of the shareholders of the Company.  All officers hold office at the pleasure of the Board.

(3)

Denotes members of the Audit Committee.

(4)

Denotes members of the Compensation Committee.

As at the date of this AIF, the directors and officers as a group beneficially own, directly or indirectly, or exercise control or direction over 3,379,372 Common Shares, representing 1.02% of the issued Common Shares.  Resource Capital Funds and the directors and officers of EuroZinc hold a combined total of 170,949,906 Common Shares representing 51.48% of the issued Common Shares.

Audit Committee

The Audit Committee consists of Messrs. Greig, Mullen and Bennett.  The mandate of the Audit Committee is to oversee our financial reporting obligations, systems and disclosure and to act as a liaison between the board of directors and our auditors.  The activities of the Audit Committee include: reviewing annual financial statements, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders, reviewing the results of internal and external audits and any change in accounting procedures or policies, and evaluating the performance of our auditors.

Compensation Committee

The Compensation Committee consists of Messrs. Fletcher, Jackson, Mullen and Bennett.  The compensation paid to the executive officers and employees or consultants is reviewed annually.  All issues related to executive compensation are submitted to the Compensation Committee for approval.

Corporate Cease Trade Orders or Bankruptcies

None of the directors or officers of the Company or shareholders holding enough securities to materially affect the control of the Company, to our knowledge is, or during the ten years preceding the date of this AIF has been, a director or officer of any issuer that, while the person was acting in that capacity:

1.

was the subject of a cease trade order or similar order that denied such issuer access to any statutory exemptions under Canadian securities legislation for a period of more than 30 consecutive days, or

2.

became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

None of the directors or officers of the Company, or shareholders holding enough securities to materially affect the control of the Company, has to our knowledge, been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Personal Bankruptcies

During the ten years preceding the date of this AIF, none of the directors or officers of the Company, or shareholders holding enough securities to materially affect the control of the Company, or a personal holding company of any such person, has, to our knowledge, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Conflicts of Interest

To our knowledge, there are no existing or potential material conflicts of interest between the Company or its subsidiaries and a director or officer of the Company or its subsidiaries.

All of our directors and officers have other business interests, and are directors or officers of other resource companies.

ADDITIONAL INFORMATION

Upon request to the secretary of the Company at our corporate head office, we will provide:

1.

when the securities of the issuer are in the course of a distribution under a preliminary short form prospectus or a short form prospectus:

(a)

one copy of this AIF, together with one copy of any document, or the pertinent pages of any document incorporated by reference in this AIF;

(b)

one copy of the comparative financial statements for the year ended December 31, 2003 together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Company that have been filed;

(c)

one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate, and

(d)

one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (a), (b) or (c); or

2.

at any other time, one copy of any documents referred to in 1(a), (b) or (c).

3.

additional information, including directors' and officers' remuneration and indebtedness, principal holders of our securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the information circular for our most recent annual meeting that involved the election of directors, and that additional financial information is provided in our comparative financial statements for our most recently completed financial year.

Exhibit 2

EuroZinc Mining Corporation

Years ended December 31, 2003 and 2002

(Canadian $)

Consolidated Financial Statements

  Management's Responsibility for Financial Reporting

  Auditors' Report

  Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Difference

  Consolidated Balance Sheets

  Consolidated Statements of Operations and Deficit

  Consolidated Statements of Cash Flows

  Notes to the Consolidated Financial Statements

  Schedule 1 - Consolidated Operating and Administration Costs

  Schedule 2 - Consolidated Deferred Acquisition and Exploration Expenses

Management's Responsibility for Financial

Reporting

The consolidated financial statements and all information in the Annual Report have been prepared by and are the responsibility of the management of the Company. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, using management's best estimates and judgments based on currently available information. When alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances.

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

The Company's independent auditors, Watson Dauphinee & Masuch, Chartered Accountants, were appointed by the shareholders to conduct an audit in accordance with Canadian generally accepted auditing standards and their report follows.

"Alvin W. Jackson"

 President and Chief Operating Officer

"Ron A. Ewing"

Vice-President and Chief Financial Officer

Auditors' Report

To the Shareholders and Directors of:

EUROZINC MINING CORPORATION

We have audited the consolidated balance sheets of EuroZinc Mining Corporation as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Watson Dauphinee & Masuch"

Chartered Accountants

Vancouver, B.C., Canada

March 05, 2004, except as to note 13(c)

  which is as of April 06, 2004

Comments by Auditors for U.S. Readers on

Canada - U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the directors dated March 05, 2004, except as to note 13(c) which is as of April 06, 2004, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

"Watson Dauphinee & Masuch"

Chartered Accountants

Vancouver, B.C., Canada

March 05, 2004, except as to note 13(c)

  which is as of April 06, 2004

EUROZINC MINING CORPORATION

Consolidated Balance Sheets

As at December 31, 2003 and 2002 (Canadian $)

	2003	2002
	$	$
ASSETS

CURRENT
Cash and Cash Equivalents	5,531,242	310,679
Accounts Receivable and Refundable Taxes	1,358,913	787,001
Share Subscription Receivable (Note 9)	2,790,000	-
Prepaid Expenses and Deposits	101,304	75,137

	9,781,459	1,172,817

Deferred Costs (Note 13(b))	1,076,923	-
Mineral Properties (Note 4)	34,977,683	30,549,406
Property, Plant and Equipment (Note 5)	8,028,725	8,164,699

	53,864,790	39,886,922

LIABILITIES

CURRENT
Accounts Payable and Accrued Liabilities	1,507,164	1,524,339
Current Portion of Capital Lease Obligations	6,708	17,771
Current Portion of Deferred Sales Contracts	217,358	199,177
Convertible Loans (Note 7(a))	-	6,241,525

	1,731,230	7,982,812

Capital Lease Obligations	16,435	24,513
Deferred Sales Contracts (Note 6)	652,073	597,530
Convertible Loans (Note 7(b))	-	6,500,627
Long-Term Liabilities (Note 8)	17,980,661	17,301,513

	20,380,399	32,406,995

SHAREHOLDERS' EQUITY

Share Capital (Note 9)	63,961,650	32,958,583
Equity Component of Convertible Loans (Note 7)	-	4,117,711
Deficit	(30,477,259)	(29,596,367)

	33,484,391	7,479,927

	53,864,790	39,886,922

Nature of Operations (Note 1)
Commitments and Contingent Liabilities (Notes 3 and 4)
Subsequent Events (Note 13)

Approved by the Directors:

Director

Director

EUROZINC MINING CORPORATION

Consolidated Statements of Operations and Deficit

For the Years Ended December 31, 2003 and 2002 (Canadian $)

	2003	2002
	$	$

OPERATING EXPENSES

Operating and Administration Costs (Schedule 1)	3,723,978	4,073,262
(Gain) on Disposal of Property and Equipment	(195,458)	(252,561)
Write-off Mineral Properties	-	-

LOSS BEFORE OTHER ITEMS	3,528,520	3,820,701

Interest Income	(863)	(4,397)
Government Grants	(77,307)	-
Reorganization Costs (Note 3(a))	-	380,805
Foreign Exchange (Gain) Loss	(2,569,458)	2,326,172

NET LOSS FOR THE YEAR	880,892	6,523,281

Deficit, Beginning of the Year	29,596,367	22,940,318

Adjustment Loss on Adoption of New Accounting Standard
for Foreign Currency Translation (Note 2(d))	-	132,768

DEFICIT, END OF THE YEAR	30,477,259	29,596,367

Basic Loss Per Share (Note 2(g))	(0.01)	(0.10)

Weighted Average Number of Shares Outstanding	78,449,367	67,120,598

EUROZINC MINING CORPORATION

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2003 and 2002 (Canadian $)

	2003	2002
	$	$

CASH WAS PROVIDED FROM, UTILIZED (FOR):

OPERATING ACTIVITIES
Net (Loss) for the Year	(880,892)	(6,523,281)
Non-Cash Items:
Amortization of Property, Plant and Equipment	127,277	154,314
Amortization of Deferred Financing Costs	-	15,743
Bad Debt Expense	6,060	-
Common Shares Issued for Interest Expense	523,809	115,131
Interest Accretion of Convertible Loans and Long-Term Liabilities	1,896,941	2,152,638
Unrealized Foreign Exchange (Gain) Loss	(2,404,793)	2,462,016
(Gain) on Disposal of Property and Equipment	(195,458)	(252,561)
Write-Off Deferred Exploration Expenditures	-	-

	(927,056)	(1,876,000)

Changes in Non-Cash Working Capital Accounts
Accounts Receivable and Refundable Taxes	(577,972)	(274,638)
Prepaid Expenses and Deposits	(26,167)	63,033
Accounts Payable and Accrued Liabilities	(17,175)	583,084
Deferred Sales Contracts	72,724	-

	(1,475,646)	(1,504,521)

INVESTING ACTIVITIES
Proceeds from Sale (Acquisition) of Property, Plant and Equipment	155,892	(6,572)
Mineral Property Expenditures	(4,428,277)	(4,487,886)
Acquisition of PA, net of $405,085 cash acquired	-	-
Deferred Costs	(1,076,923)	-

	(5,349,308)	(4,494,458)

FINANCING ACTIVITIES
Shares Issued for Cash, Net of Costs	9,676,788	1,008,370
Share Subscription Receivable	(2,790,000)	-
Capital Lease Payments	(19,141)	(16,463)
Convertible Loan Proceeds	5,177,870	4,613,645

	12,045,517	5,605,552

Increase (Decrease) in Cash and Cash Equivalents	5,220,563	(393,427)

Cash and Cash Equivalents, Beginning of the Year	310,679	704,106

Cash and Cash Equivalents, End of the Year	5,531,242	310,679

EUROZINC MINING CORPORATION

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2003 and 2002 (Canadian $)

	2003	2002
	$	$

SUPPLEMENTARY DISCLOSURE

NON-CASH INVESTING AND FINANCING ACTIVITIES

Common Shares Issued for Mineral Property	-	-
Long-Term Liabilities Issued for Mineral Property	-	-
Common Shares Issued for Interest Payable	523,809	115,131
Common Shares Issued for Convertible Loans (Note 7)	15,568,075	-

EUROZINC MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2003 and 2002 (Canadian $)

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

The Company has incurred significant losses to date and has been reliant on external debt and equity financing.  Also, the recoverability of amounts capitalized for mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the development of the properties, and upon future profitable operation.

The ability of the Company to continue as a going concern is dependent upon obtaining the necessary financing to ensure that the Company is able to meet its liabilities and commitments as they come due and to develop and maintain profitable operations.  There can be no assurance that continued financing will be available to the Company.  These consolidated financial statements do not reflect any adjustments to the amounts and classifications of assets and liabilities which would be necessary should the Company be unable to continue operations.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared using Canadian generally accepted accounting principles, as summarized below.

(a)

Consolidated Financial Statements

These financial statements have been prepared on a consolidated basis and include the assets, liabilities and operations of EuroZinc Mining Corporation, its 100% owned U.S. subsidiary, N.P.R. (U.S.) Inc., and its Portuguese subsidiaries, 100% owned Portuglobal-Exploracoes Mineiras, Lda., AGC Minas de Portugal, SGPS, Unipessoal, Lda., AGC Minas de Portugal, Unipessoal, Lda., and its 99.6% owned Pirites Alentejanas, S.A.  All material intercompany balances and transactions have been eliminated.

(b)

Mineral Properties and Depletion

The amounts shown for mineral properties represent acquisition and exploration costs, less recoveries, incurred to date and do not necessarily reflect present or future values.  The Company capitalizes all acquisition, exploration and development costs on a property-by-property basis.

Mineral property sales proceeds or option payments received for exploration rights are treated as cost recoveries.  They are credited first to the cost of mineral properties, and second, to deferred exploration costs with any remaining balance being credited to operations during the year received.

EUROZINC MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2003 and 2002 (Canadian $)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)

Mineral Properties and Depletion (Continued)

Management periodically reviews the carrying value of its investments in mineral properties with internal and external mining related professionals.  A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of mineral reserves, anticipated future mineral prices, the anticipated future costs of exploring, developing and operating a producing mine, the expiration term and ongoing expenses of maintaining leased mineral properties and the likelihood that the Company will continue exploration.  The Company does not set a predetermined holding period for properties without proven reserves; however, properties which have not demonstrated suitable mineral concentrations at the conclusion of each phase of an exploration program are re-evaluated to determine if future exploration is warranted and their carrying values are appropriate.  If a mineral property is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are charged against operations in the year of abandonment or in the year of determination of value.

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

(c)

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and are amortized using the following methods and rates:

Office Equipment	Declining Balance	20% - 30% per Annum
Mining Equipment	Straight-Line	8 - 10 Years
Vehicles	Straight-Line	5 Years
Mining Camp Equipment	Straight-Line	3 Years
Computer Software	Straight-Line	2 Years
Buildings and Equipment	Straight-Line	8 - 10 Years
Power Transmission and Distribution System	Straight-Line	8 - 10 Years

Property, plant and equipment that are currently not in use or that are under development will not be amortized until such assets are put into use.

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

For the Years Ended December 31, 2003 and 2002 (Canadian $)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d)

Foreign Currency Translation (Continued)

All foreign exchange gains or losses are recognized in current operations.

Effective January 01, 2002, the Company adopted the new accounting standard recommended by the Canadian Institute of Chartered Accountants ("CICA") for the translation of foreign currencies.  Foreign exchange gains and losses on long-term debt are no longer amortized over the term of the debt, but are charged to earnings in the period they arise.  The Company recorded an adjustment to increase the 2002 opening deficit by $132,768, this amount being the unamortized foreign exchange loss on long-term debt as at December 31, 2001.

(e)

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates include the assessment of recoverability of mineral properties and property, plant and equipment, the determination of the amortization period of property, plant and equipment, the estimated amount of accrued liabilities and long-term liabilities, the determination of tax bases in foreign jurisdictions, and the determination of the equity component of the convertible loans.  Actual results may differ from these estimates.

(f)

Share Capital

The Company records proceeds from share issuances net of commissions and issue costs.  Shares issued for other than cash consideration are valued at the quoted price on the TSX Venture Exchange on the date the agreement to issue the shares is reached.

Shares to be issued which are contingent upon future events or actions are recorded by the Company when it is reasonably determinable that the shares will be issued.

The Company has a share option plan which is described in note 9.  Under this option plan, shares may not be acquired for less than their market price at the date of grant; accordingly, no compensation expense is recorded on the granting of options under this plan.  Any consideration paid by option holders on the exercise of stock options is credited to share capital.

Effective January 01, 2002, the Company adopted the new CICA accounting standard for stock-based compensation and other stock-based payments which requires that all stock-based awards granted to non-employees be accounted for using the fair value method.  As allowed by this accounting standard, the Company has elected to continue its current policy of not recording any compensation expense on the granting of stock options to employees and directors as the exercise price of the options are not less than the market price at the date of grant.  Pro forma disclosure of the compensation expense which would have been recorded under the fair value method is disclosed in note 9.

EUROZINC MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2003 and 2002 (Canadian $)

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

(h)

Financial Instruments

The carrying amount of cash and cash equivalents, accounts receivable and refundable taxes, share subscription receivable, accounts payable and accrued liabilities, capital lease obligations and convertible loans approximates their fair value because of the short term to maturity of these instruments.  The fair value of long-term liabilities is estimated to approximate their carrying values as they reflect current interest rates applicable to the Company.

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

(j)

Deferred Costs

Deferred costs consist of direct costs related to the acquisition of new businesses and companies.  Once the acquisition is completed, these costs are transferred to and included with the purchase cost.  In the event the acquisition is not completed, these costs are charged to operations in the year of determination.

(k)

Foreign Currency Risk

The Company operates internationally which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations.  The Company has not entered into foreign currency contracts to hedge its risk against foreign currency fluctuations.

EUROZINC MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2003 and 2002 (Canadian $)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)

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

NOTE 3 - ACQUISITIONS

(a)

Pirites Alentejanas, S.A.

On December 20, 2001, the Company acquired 75.6% of the issued and outstanding shares of Pirites Alentejanas, S.A. ("PA") from Empresa de Desenvolvimento Mineiro, SGPS, S.A. ("EDM").  The main asset of PA is the Aljustrel zinc project, located in Aljustrel, Portugal.  The project includes a mining lease encompassing four sulphide deposits: St. Joao, Moinho, Algares, and Feitais, a fully developed mine and related mining facilities.  Under the terms of the purchase agreement, the aggregate face value of the purchase price was, using the exchange rate at December 31, 2001, $20,940,000 (14,798,000 Euros).  $1,945,735 (1,375,000 Euros) was paid on signing of the purchase agreement with the balance of $18,994,265 (13,423,000 Euros) (note 8) payable as follows:

$6,544,745 (4,625,000 Euros), bearing interest at the London Interbank Borrowing Rate ("LIBOR") and compounded annually, is payable (principal and interest) in annual installments of $2,516,624 (1,750,000 Euros) beginning twelve months after the commencement of production of the Feitais deposit; and

$12,449,520 (8,798,000 Euros), non-interest bearing, is payable, twelve months after the final payment of the $6,544,745 (4,625,000 Euros) amount, in four equal annual installments of $3,114,404 (2,199,500 Euros) and only while production of the Aljustrel project continues.

In addition, the Company is committed to pay to EDM $24,065,000 (16,965,000 Euros) under the terms of a "price participation" clause.  The "price participation", which the Company is liable to EDM, is an amount equal to the amount of zinc produced and sold from PA's properties times 8% of the price per pound of zinc in excess of US$0.55, whenever the annual zinc settlement price averages over US$0.55 per pound.  This price participation is payable for a period of ten years from the commencement of production of the Aljustrel project, and the base price of US$0.55 will be adjusted after five years to account for the effects of inflation.  These payments will be accounted for as an increase in the cost of the acquired assets at the time the payments become due.

EUROZINC MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2003 and 2002 (Canadian $)

NOTE 3 - ACQUISITIONS (CONTINUED)

(a)

Pirites Alentejanas, S.A. (Continued)

The transaction has been accounted for as a purchase and the assets acquired and the liabilities assumed were recorded at management's best estimate of fair value.  The results of operations of PA have been included in the Company's consolidated financial statements as of the date of acquisition.  The long-term liabilities associated with the purchase price have been discounted and recorded at their estimated fair (present) value (note 8).  These liabilities will be accreted to their face value over the estimated term of the long-term liabilities through a charge to interest expense.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:

Net Identifiable Assets Acquired:	$

Cash	405,085
Accounts Receivable	398,768
Mineral Properties	8,388,096
Property, Plant and Equipment	8,203,746
Long-Term Liabilities (note 8)	(2,031,440)
Accounts Payable	(1,437,590)

13,926,665

Purchase Price:

Cash Paid to Vendor	1,945,735
Long-Term Liabilities Assumed (note 8)	11,880,930
Acquisition Costs	100,000

13,926,665

In 2002, the Company applied and received approval from the Portuguese courts to re-organize the capital structure of PA.  Accordingly, the Company's ownership of PA increased from 75.6% to 99.6%.  Additional acquisition costs of $108,601 were incurred and capitalized to mineral properties in 2002; reorganization costs of $380,805 were charged to operations in 2002.

(b)

NPR (U.S.) Inc.

On June 06, 2001, the Company acquired 100% of N.P.R. (U.S.) Inc. ("NPR"), a Nevada registered company, from Vaaldiam Resources Ltd. ("Vaaldiam") by issuing 1,000,000 common shares of the Company with a fair value of $320,000.  NPR's major asset is the Crypto zinc mineral property located in Juab County, Utah, USA.  This acquisition has been accounted for by the purchase method and the total purchase price of $346,213, including acquisition costs of $26,213, has been allocated to mineral properties.

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

EUROZINC MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2003 and 2002 (Canadian $)

NOTE 4 - MINERAL PROPERTIES

Accumulated costs in respect of the mineral properties consist of the following:

	Deferred exploration costs (Schedule 2)			Acquisition costs (Schedule 2)			Total

2003	Balance	Additions	Balance	Balance		Balance	Balance
	December 31,	net of	December 31,	December 31,		December 31,	December 31,
	2002	Recoveries	2003	2002	Additions	2003	2003
	$	$	$	$	$	$	$
Development Projects
Portugal
Aljustrel Project	19,725,661	4,421,492	24,147,153	8,987,297	-	8,987,297	33,134,450
Malhadinha Concession	1,480,717	-		-	-	-	1,480,717

	21,206,378	4,421,492	25,627,870	8,987,297	-	8,987,297	34,615,167
Exploration Projects
United States
Crypto Property	9,518	6,785	16,303	346,213	-	346,213	362,516

	21,215,896	4,428,277	25,644,173	9,333,510	-	9,333,510	34,977,683

	Deferred exploration costs (Schedule 2)			Acquisition costs (Schedule 2)			Total

2002	Balance	Additions	Balance	Balance		Balance	Balance
	December 31,	net of	December 31,	December 31,		December 31,	December 31,
	2001	Recoveries	2002	2001	Additions	2002	2002
	$	$	$	$	$	$	$
Development Projects
Portugal
Aljustrel Project	15,300,229	4,425,432		8,878,696	108,601	8,987,297	28,712,958
Malhadinha Concession	1,427,691	53,026		-	-	-	1,480,717

	16,727,920	4,478,458	21,206,378	8,878,696	108,601	8,987,297
Exploration Projects
United States
Crypto Property	90	9,428	9,518	346,213	-	346,213	355,731

	16,728,010	4,487,886	21,215,896	9,224,909	108,601	9,333,510	30,549,406

Portugal

Aljustrel Project (Zinc)

On December 20, 2001, the Company acquired PA, which owns the Aljustrel mining lease, a fully developed mine with associated mining facilities (note 3(a)). The Company completed a positive Feasibility study on the project in June 2000 and subsequently updated the study in February 2001.  The Company incurred a total of $4,421,492 in exploration expenditures in 2003 (2002 - $4,425,432).

Malhadinha Concession (Zinc - formerly two concessions Estacao and Malhadinha)

Malhadinha is an exploration concession, granted on October 01, 1999, which comprises what were formerly two separate concessions, Estacao and Malhadinha.  The concession surrounds the Aljustrel mining lease.  The term of the concession was two years with the right to renew on an annual basis for up to three years.  At the end of each renewal year, the Company must reduce the concession by 50% and submit a new work program.  The Company completed its fourth year of exploration on September 30, 2003, having met its work commitments to date, and has received approval to extend the concession to September 30, 2004.

United States

Crypto Property (Zinc)

The Crypto property, located in Juab County, Utah, is comprised of 40 unpatented claims and 14 patented claims, totaling approximately 963 acres (note 3(b)).

EUROZINC MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2003 and 2002 (Canadian $)

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT

		Accumulated	Net book
	Cost	amortization	value
2003	$	$	$

Office Equipment	329,273	229,739	99,534
Mining Equipment	1,157,628	20,325	1,137,303
Vehicles	462,732	223,035	239,697
Computer Software	24,250	23,961	289
Buildings and Equipment	6,374,363	-	6,374,363
Power Transmission and Distribution System	177,539	-	177,539

	8,525,785	497,060	8,028,725

2002	$	$	$

Office Equipment	319,089	193,857	125,232
Mining Equipment	1,164,083	20,043	1,144,040
Vehicles	507,353	176,568	330,785
Computer Software	24,250	23,672	578
Buildings and Equipment	6,386,525	-	6,386,525
Power Transmission and Distribution System	177,539	-	177,539

	8,578,839	414,140	8,164,699

NOTE 6 - DEFERRED SALES CONTRACTS

The Company's Portuguese subsidiary, PA, has entered into sales contracts (as vendor) with certain employees (as purchasers), whereby PA has agreed to sell certain residential housing units to the purchasers.  Title to the housing units is transferred from PA to the purchasers upon receipt of the final payment pursuant to the contract.  Upon transfer of title, PA records the sale and resultant gain or loss on the disposition of the property.  As at December 31, 2003, PA has received amounts totaling $869,431 (2002 - $796,707) pursuant to such agreements relating to housing units whose title has yet to be transferred to the purchasers.

NOTE 7 - CONVERTIBLE LOANS

The Company had two convertible loan facilities with Resource Capital Fund ("RCF"), a venture capital firm based in Denver, Colorado and the majority shareholder of the Company.  Under the terms of the two loan facilities, RCF had the option to convert all or any portion of the loans outstanding into common shares of the Company. In December 2003, RCF converted the two loans with carrying values totaling $15,568,075 (face value of US$12,659,235 based on pre-agreed fixed exchange rates) into 133,496,040 common shares of the Company.  As a result of the loan conversions, the equity portion of the convertible loans, $5,234,395, was charged to share capital.

(a)

US$4,000,000 Convertible Loan

Terms of this US$4,000,000 convertible loan, drawn in 1999 and 2000 and originally entered into in April 1999, were amended in October 2002.  Under the terms of the amended agreement, the loan became due on December 31, 2003 and was convertible into common shares of the Company at Cdn$0.25 on the first US$2,000,000 and Cdn$0.33 on the remaining US$2,000,000.  Conversion into common shares was based on a fixed exchange rate of Cdn$1.48 for US$1.

EUROZINC MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2003 and 2002 (Canadian $)

NOTE 7 - CONVERTIBLE LOANS (CONTINUED)

(a)

US$4,000,000 Convertible Loan (Continued)

This convertible loan bore interest at LIBOR plus 1.5% per annum, compounded monthly and was secured by a general security agreement on all of the tangible and intangible assets of the Company.  Interest was payable semi-annually with the principal due on December 31, 2003.  Interest on the convertible loan was payable in either cash or common shares, the number of which was calculated based on the average daily price of the shares for the ten trading days preceding the interest payment.  In 2003, the Company issued 3,247,633 common shares as payment for $495,047 in interest payable (2002 - 795,651 common shares were issued for $115,131 in interest payable).  To December 31, 2003, the Company issued a cumulative total of 6,469,102 common shares as payment for $1,321,805 in interest expense.

The equity value of the conversion feature of this convertible loan was estimated at $2,160,421 and was included as a separate component of shareholders' equity.  The equity value was calculated using the "residual valuation of equity component" method and is the difference between the loan proceeds received and the fair value of the loan which was determined based on its present value using a discount rate of 15%.

This convertible loan was accreted to its face value at maturity over the term of the debt through a charge to interest expense.  Interest expense relating to the accretion of this convertible loan totalled $Nil in 2003 (2002 - $861,677) as it had been completely accreted by 2002.

In December 2003, RCF converted this $5,316,000 loan (US$4,000,000 based on the pre-agreed fixed exchange rate) into 20,844,736 common shares of the Company.

(b)

US$8,659,235 Convertible Loan

This convertible loan was for a total of US$8,659,235, of which US$2,109,235, US$2,950,000 and US$3,600,000 were drawn by the Company in 2001, 2002, and 2003, respectively, and was due on December 31, 2004.  Under the terms of the loan agreement, varying amounts of the loan were convertible into common shares of the Company at varying conversion prices.  The conversion prices ranged from Cdn$0.10 to Cdn$0.20 and were pre-determined based on the date of the loan advances.  Conversions into common shares were also based on fixed exchange rates ranging from Cdn$1.36 to Cdn$1.57 for US$1.

This convertible loan bore interest at LIBOR plus 3.0% per annum, compounded quarterly and was secured by a general security agreement on all of the tangible and intangible assets of the Company.  Interest was payable semi-annually with the principal due on December 31, 2004.  Interest on the convertible loan was payable in either cash or common shares, the number of which was calculated based on the average daily price of the shares for the ten trading days preceding the interest payment.  In 2003, the Company issued 115,015 common shares as payment for $28,762 in interest payable (2002 - nil).

The total equity value of the conversion feature of this convertible loan was estimated at $3,073,974 and was included as a separate component of the shareholders' equity.  The equity value on the advances received in 2001, $528,213, was calculated using the Black-Scholes option pricing model assuming an expected stock price volatility of 60%, a risk-free interest rate of 4%, expected life of options ranging from 2.00 years to 2.25 years and expected dividend yield of 0%.  The equity value of the convertible loan on the advances received in 2002, $1,429,077, was calculated using the "residual valuation of equity component" method and is the difference between the loan proceeds received and the fair value of the advances which was determined based on its present value using a discount rate of 15%. The equity value of the convertible loan on the advances received in 2003, $1,116,684, was also calculated using the "residual valuation of equity component" method using a discount rate of 15%.

EUROZINC MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2003 and 2002 (Canadian $)

NOTE 7 - CONVERTIBLE LOANS (CONTINUED)

(b)

US$8,659,235 Convertible Loan (Continued)

This convertible loan was being accreted to its face value at maturity over the term of the debt through a charge to interest expense.  Interest expense relating to the accretion of this convertible loan totalled $1,042,869 in 2003 (2002 - $477,057) and has been charged to operations.

In December 2003, RCF converted this loan with a carrying value of $10,252,075 (face value of US$8,659,235 based on the pre-agreed fixed exchange rates) into 112,651,304 common shares of the Company.

NOTE 8 - LONG-TERM LIABILITIES

	Face Value		Recorded Value (Cdn$)
	Euros	Cdn$ (At the exchange rate at December 31, 2003)	Balance December 31, 2002	Interest Expense (Actual and On Accretion of Long-Term Liabilities)	Foreign Exchange Gain	Balance December 31, 2003
To EDM - Outstanding Debt on Acquisition of PA (note 3(a))
Interest Bearing Debt - Principal and Interest (1)	4,742,138	7,720,201	7,747,897	103,338	(131,034)	7,720,201

Non-Interest Bearing Debt (2)	8,798,000	14,323,144	6,938,297	618,656	(102,386)	7,454,567

To Other Creditors - Payables Assumed on Acquisition of PA (3)	2,951,280	4,804,684	2,615,319	235,416	(44,842)	2,805,893

	16,491,418	26,848,029	17,301,513	957,410	(278,262)	17,980,661

(1)

$7,720,201 (4,742,138 Euros), bearing interest at the LIBOR and compounded annually, is payable (principal and interest) in annual installments of $2,849,000 (1,750,000 Euros) beginning twelve months after the commencement of production of the Feitais deposit (note 3(a)).  As the debt is interest bearing, the recorded value is the same as the face value.  Interest expense of $103,338 has been charged to operations in 2003 (2002 - $105,466).

(2)

$14,323,144 (8,798,000 Euros), non-interest bearing, is payable, twelve months after the final payment of the $7,720,201 (4,742,138 Euros), in four equal annual installments of $3,572,104 (2,199,500 Euros) and only while production of the Aljustrel project continues.  The recorded value, originally calculated by discounting the estimated future cash flows by 12%, is accreted to its face value over the term of the debt through a charge to interest expense.  Interest expense relating to the accretion of this long-term debt totalled $618,656 and has been charged to operations in 2003 (2002 - $605,561).

(3)

The Company assumed liabilities owing to previous creditors of PA from EDM.  Payment of these amounts, which are non-interest bearing, will start three years after production commences at the Aljustrel property.  The payments will be paid semi-annually in equal installments over a five year period.  The recorded value, originally calculated by discounting the estimated future cash flows by 12%, is accreted to its face value over the term of the debt through a charge to interest expense.  Interest expense relating to the accretion of this long-term debt totalled $235,416 and has been charged to operations in 2003 (2002 - $208,343).

EUROZINC MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2003 and 2002 (Canadian $)

NOTE 9 - SHARE CAPITAL

COMMON SHARES

Authorized: 1,000,000,000 without par value (1)

Issued and Outstanding:	Number	Amount
	of shares	$

Balance, December 31, 2001	62,051,358	31,835,082

Issued during the year ended December 31, 2002:
For cash on Rights Offering, net of issue costs of $101,554	7,399,493	1,008,370
For interest payable (note 7(a))	795,651	115,131

Balance, December 31, 2002	70,246,502	32,958,583

Issued during the year ended December 31, 2003:
For cash
Private Placement, net of commissions and issue costs of $933,962 (2)	38,479,000	8,685,788
Exercise of stock options	460,000	46,000
Exercise of share purchase warrants	9,450,000	945,000

For debt
Interest payable (note 7(a) and (b))	3,362,648	523,809
US$4,000,000 convertible loan (note 7(a))	20,844,736	5,316,000
US$8,659,235 convertible loan (note 7(b))	112,651,304	10,252,075

Equity component of convertible loans	-	5,234,395

Balance, December 31, 2003	255,494,190	63,961,650

(1)  On June 18, 2003, the Company passed a special resolution increasing the authorized share capital of the Company from 200,000,000 to 1,000,000,000 common shares without par value.

(2)  In December 2003, the Company closed a brokered private placement of 38,479,000 units at a price of $0.25 per unit for gross proceeds of $9,619,750 ($2,790,000 was received on January 07, 2004).  Each unit consists of one common share and one-half share purchase warrant.  One warrant entitles the holder to acquire one common share at a price of $0.40 per share (see Share Purchase Warrants).  The Company paid a cash commission of 7%, $673,383, and issued 3,847,900 Agent's options to the Agents.  Each Agent's option entitles the holder to purchase one unit, consisting of one common share and one-half share purchase warrant, for $0.25 per unit (see Agent's Options).  The Company also incurred share issue costs totaling $260,579.

EUROZINC MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2003 and 2002 (Canadian $)

NOTE 9 - SHARE CAPITAL (CONTINUED)

SHARE PURCHASE OPTIONS		Weighted
	Number	average
	of options	exercise price

Balance, December 31, 2001	6,245,575	0.35

Granted	5,460,000	0.10
Expired	(335,000)	0.36
Cancelled	(3,373,070)	0.37

Balance, December 31, 2002	7,997,505	0.17

Exercised	(460,000)	0.10
Expired	(1,127,500)	0.38

Balance, December 31, 2003	6,410,005	0.14

At December 31, 2003, the Company has the following options outstanding:

	Options outstanding			Options exercisable
		Weighted	Weighted		Weighted
		average	average		average
Range of	Number	remaining	exercise	Number	exercise
exercise prices	of shares	contractual life	price	exercisable	price

$0.10 to $0.36	6,410,005	3.56 years	0.14	6,410,005	0.14

The options outstanding at December 31, 2003 will expire between December 17, 2004 and December 10, 2007.

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

Pro forma information regarding net loss and loss per share had the Company accounted for its employee stock options under the fair value method are as follows (no options were granted in 2003):

2002
$

Net Loss as Reported	6,523,281
Compensation Expense	407,900

Pro Forma Loss	6,931,181
Pro Forma Loss per Common Share,
Basic and Diluted	0.10

EUROZINC MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2003 and 2002 (Canadian $)

NOTE 9 - SHARE CAPITAL (CONTINUED)

SHARE PURCHASE WARRANTS	Number	Purchase price
	of warrants	per share

Balance, December 31, 2001	5,465,669	0.40 - 0.45

Issued (1)	6,964,984	0.10 - 0.25
Cancelled	(5,465,669)	0.40 - 0.45

Balance, December 31, 2002	6,964,984	0.10 - 0.25

Issued (2)	24,689,500	0.10 - 0.40
Exercised	(9,450,000)	0.10
Expired	(2,964,984)	0.25

Balance, December 31, 2003 (3)	19,239,500	0.40

(1)

Issued to RCF for amending the terms of the US$4,000,000 convertible loan and for providing US$2,950,000 in convertible loans in 2002.

(2)

Issued 5,450,000 to RCF for providing US$3,600,000 in convertible loans in 2003; issued 19,239,500 to investors relating to the December private placement.

(3)

13,239,500 share purchase warrants will expire on June 18, 2005 and 6,000,000 on July 05, 2005.

AGENT'S OPTIONS	Number	Exercise price
	of options	per share

Balance, December 31, 2001 and 2002	-	-

Issued (1)	3,847,900	0.25

Balance, December 31, 2003	3,847,900	0.25

(1)

One Agent's option entitles the holder to purchase one unit, consisting of one common share of the Company and one-half share purchase warrant, at a price of $0.25 per unit.  2,647,900 Agent's options will expire on June 18, 2005 and 1,200,000 on July 05, 2005.  Once exercised, one share purchase warrant entitles the holder to acquire one common share at a price of $0.40.  The share purchase warrants have the same expiry date as the Agent's options.

NOTE 10 - RELATED PARTY TRANSACTIONS

The Company had the following transactions with related parties:	2003 $	2002 $

Consulting and Management Fees	477,691	237,798
Consulting and management fees paid to a Director, and a company controlled by the President of the Company as compensation for services performed.

Rent Expense	14,898	6,000
Rent expense is net of those charged to a company, some of whose directors and shareholders are also directors and shareholders of the Company.

EUROZINC MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2003 and 2002 (Canadian $)

NOTE 11 - INCOME TAXES

The Company operates in a specialized industry and in several tax jurisdictions; accordingly, its operations are subject to varying rates of taxation.

The Company has not recognized the benefits of the non-capital tax loss carry forward balances; accordingly, no income tax recovery has been recorded in any of the two years ended December 31, 2003.  The future income tax assets and liabilities are calculated at the substantively enacted rates in Canada and Portugal of 39.6% and 30.0%, respectively.

Future income taxes are determined as follows:

	2003	2002
	$	$

Future income tax assets:
Tax benefit of losses carried forward	23,311,842	30,069,909
Tax value in excess of net book value	7,752,874	7,033,268
Resource pools	2,861,504	2,861,504
Others	111,027	108,538

	34,037,247	40,073,219
Valuation allowance	(23,632,686)	(31,194,912)

	10,404,561	8,878,307
Future income tax liabilities on Portuguese entities:
Resource properties	(10,404,561)	(8,878,307)

Net future income tax	-	-

The Company has non-capital losses of $8,893,828 in Canada and $65,941,700 in Portugal available for carry-forward to offset future taxable income.  No future benefit for these losses has been recognized in these consolidated financial statements.  The losses expire as follows:

	Canada	Portugal
Year	$	$

2004	767,630	24,499,262
2005	474,824	16,910,979
2006	1,230,649	12,066,706
2007	2,016,366	3,948,788
2008	2,215,486	2,957,594
2009	315,737	5,558,371
2010	1,873,136	-

	8,893,828	65,941,700

The Company also has Canadian and foreign resource tax pools totaling, respectively, $2,470,175 and $4,755,844.  These tax pools do not expire.

EUROZINC MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2003 and 2002 (Canadian $)

NOTE 12 - SEGMENTED INFORMATION

In the opinion of management, the Company operates in one industry segment, being the exploration of mineral properties.  Management of the Company makes decisions about allocating resources based on the one operating segment.  A geographic summary of mineral properties and property, plant and equipment by country is as follows:

	Portugal		United States		Canada		Total
	2003	2002	2003	2002	2003	2002	2003	2002
	$	$	$	$	$	$	$	$

Mineral Properties	34,615,167	30,193,675	362,516	355,731	-	-	34,977,683	30,549,406

Property, Plant and Equipment	8,005,934	8,138,015	-	-	22,791	26,684	8,028,725	8,164,699

	42,621,101	38,331,690	362,516	355,731	22,791	26,684	43,006,408	38,714,105

NOTE 13 - SUBSEQUENT EVENTS

(a)

Private Placement

On February 06, 2004, the Company closed a brokered private placement of 75,000,000 special warrants at a price of $0.40 per warrant for gross proceeds of $30,000,000.  Each special warrant is convertible into one common share at no additional cost and one-half share purchase warrant.  One share purchase warrant is exercisable for one common share at $0.50 per share in the first year and at $0.75 in the second year.  The Company paid a cash commission of 6.5%, $1,950,000, and issued 5,250,000 Agent's options to the Agents.  Each Agent's option entitles the holder to purchase one special warrant, as described above, for $0.40 per special warrant.  The Agent's options expire on August 06, 2005.

Under the terms of the private placement, the proceeds from the private placement were held in escrow, and were not released to the Company until February 24, 2004, after the Company was notified that it was selected as the winning bidder for the Neves Corvo mine (note 13(b)).

(b)

Acquisition - Sociedade Mineira de Neves Corvo, S.A. ("Somincor")

On March 04, 2004, the Company entered into an agreement ("the Agreement") allowing for the 100% acquisition of Somincor from EDM and Rio Tinto Group ("RTZ").  The major asset held by Somincor is the Neves Corvo copper mine, located in Neves Corvo, Portugal.  The mine has been in production since 1989.

Under the terms of the Agreement, EuroZinc will pay (all amounts based on the exchange rate of March 04, 2004) $208,640,000 (128,000,000 Euros) for all of the issued and outstanding shares of Somincor.  Additionally, the Company will assume all liabilities of Somincor, of which approximately $45,000,000 (27,600,000 Euros) will be payable on closing.  Also under a "price participation" clause in the Agreement, for a period of four years, EDM and RTZ will share equally with the Company, the marginal revenue from the sale of copper when the average price of copper, calculated quarterly, exceeds US$0.90 per pound for year one and US$0.95 per pound for years two, three and four.

To the Auditors' Report date, the Company has paid a non-refundable deposit of $16,300,000 (10,000,000 Euros) to be applied against the purchase price.  The balance of the purchase price, $192,340,000 (118,000,000 Euros), along with the debt repayments are due within 90 days after the signing of the Agreement, being June 02, 2004.  To December 31, 2003, the Company has incurred $1,076,923 in costs related to this acquisition.

EUROZINC MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2003 and 2002 (Canadian $)

NOTE 13 - SUBSEQUENT EVENTS

(c)

Private Placement

On April 05, 2004, the Company closed a brokered private placement of 126,627,000 special warrants at a price of $0.60 per warrant for gross proceeds of $75,976,200.  Each special warrant is convertible into one common share at no additional cost.  The Company paid a cash commission of approximately 6.18%, $4,693,572 to the Agents.

The special warrants will expire on the date that is the earlier of: (i) the date that is four months and one day after April 05, 2004; and (ii) the third business day after the date a receipt is issued by the last of the appropriate securities regulators in Canada for a final short form prospectus qualifying the distribution of common shares upon exercise of the special warrants.

Under the terms of the private placement, the proceeds from the private placement will be placed in escrow, and will be released only on the closing of the acquisition of Somincor (note 13(b)).

NOTE 14 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada ("Cdn GAAP") which differ in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP") and from practices prescribed by the United States Securities and Exchange Commission ("SEC").  Material measurement differences to these consolidated financial statements are as follows:

Applying US GAAP, the consolidated balance sheets would be as follows:

	December 31, 2003		December 31, 2002
	US GAAP	Cdn GAAP	US GAAP	Cdn GAAP
	$ (Cdn)	$ (Cdn)	$ (Cdn)	$ (Cdn)
Assets
Current Assets	9,781,459	9,781,459	1,172,817	1,172,817
Deferred Costs	1,076,923	1,076,923	-	-
Mineral Properties (a)	21,354,724	34,977,683	16,933,232	30,549,406
Property, Plant and Equipment	8,028,725	8,028,725	8,164,699	8,164,699

	40,241,831	53,864,790	26,270,748	39,886,922

EUROZINC MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2003 and 2002 (Canadian $)

NOTE 14 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

	December 31, 2003		December 31, 2002
	US GAAP	Cdn GAAP	US GAAP	Cdn GAAP
	$ (Cdn)	$ (Cdn)	$ (Cdn)	$ (Cdn)
Liabilities
Accounts Payable and Accrued Liabilities	1,507,164	1,507,164	1,524,339	1,524,339
Capital Lease Obligations	23,143	23,143	42,284	42,284
Convertible Loans (d)	-	-	14,309,968	12,742,152
Long-Term Liabilities	17,980,661	17,980,661	17,301,513	17,301,513
Deferred Sales Contracts	869,431	869,431	796,707	796,707

	20,380,399	20,380,399	33,974,811	32,406,995

Shareholders' Equity (Deficiency)
Share Capital (b), (d)	64,148,209	63,961,650	33,939,398	32,958,583
Additional Paid-In Capital - Equity Component of Convertible Loans (d)	-	-	2,798,507	4,117,711
Deficit	(44,286,777)	(30,477,259)	(44,441,968)	(29,596,367)

	19,861,432	33,484,391	(7,704,063)	7,479,927

	40,241,831	53,864,790	26,270,748	39,886,922

The effect of measurement differences between Cdn GAAP and US GAAP on the Company's net loss for the years ended December 31, 2003 and 2002 is summarized below:

	Years Ended December 31,
	2003	2002
	$ (Cdn)	$ (Cdn)

Net (Loss) for the Year in Accordance with Cdn GAAP	(880,892)	(6,523,281)

Effects of Differences in Accounts for:
Exploration and Development Costs (a)
Reverse Write-off of Deferred Exploration Costs
Expensed under US GAAP in Prior Years	-	-
Expense Current Year Deferred Exploration Costs	(6,785)	(62,454)
Stock Compensation Expense (b)	-	-
Accretion of Convertible Loans (d)	1,042,869	1,335,172
Foreign Exchange (e)	-	8,599
Net Income (Loss) for the Year in Accordance with US GAAP	155,192	(5,241,964)

Earnings (Loss) per Share under US GAAP
Basic and Diluted	0.01	(0.08)

Weighted Average Number of Shares Outstanding
Basic and Diluted	78,449,367	67,120,598

Basic and diluted weighted average number of shares outstanding is same under US GAAP and Cdn GAAP.

EUROZINC MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2003 and 2002 (Canadian $)

NOTE 14 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(a)

Mineral Properties and Exploration Costs

Under US GAAP and practices prescribed by the SEC, mineral property exploration expenditures relating to mineral properties for which commercial feasibility has not yet been established, are expensed as incurred.  In addition, land use costs are expensed as incurred.  Under Canadian GAAP, these costs are deferred and amortized over the estimated life of the property following the commencement of commercial production, or written-off if the property is sold, allowed to lapse, or abandoned.

All exploration expenditures in 2003 and 2002 relating to mineral properties, other than the Aljustrel project, were expensed for US GAAP.

The Company completed a positive feasibility study with respect to the Aljustrel project in June 2000 with a subsequent update in February 2001.  For US GAAP purposes, the Company expensed all Aljustrel project exploration expenditures incurred prior to obtaining the feasibility study.

(b)

Compensation Expense

The Company's policy for accounting for stock-based compensation awards under Cdn GAAP is disclosed in note 2(f).  For US GAAP purposes, the Company has elected under Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", to continue to apply the intrinsic value method of accounting for employee stock-based compensation under Accounting Principles Board ("APB") 25 "Accounting for Stock Issued to Employees" and related interpretations.  Under the intrinsic value method, stock option compensation is the excess, if any, of the quoted market value of the stock at the measurement date of the grant over the amount an optionee must pay to acquire the stock.  No employee compensation expense was required to be recognized in the two years ended December 31, 2003.

During the year ended December 31, 2003, the Company granted Nil (2002 - Nil) options to non-employees for consulting services.  For US GAAP purposes, options granted to non-employee consultants are required to be measured and recognized at their fair value as the services are provided and the options are earned.  Compensation expense recognized for the year ended December 31, 2003 totalled $Nil (2002 - $Nil).

(c)

Income Taxes

The Company uses the asset and liability method to account for income taxes pursuant to Section 3465 of the CICA Handbook which is substantially consistent with SFAS No. 109 "Accounting for Income Taxes".

As described in note 11, the Company has future income tax assets related to its Canadian operations calculated at the substantively enacted rate in Canada at December 31, 2003 of 39.6%.  For US GAAP purposes, SFAS No. 109 requires deferred tax assets to be measured at only enacted tax rates.  Measuring Canadian deferred tax assets at enacted tax rates for US GAAP purposes would not impact reported tax expense, net assets, or loss.

EUROZINC MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2003 and 2002 (Canadian $)

NOTE 14 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(d)

Convertible Loans

Under US GAAP, the full face value of the convertible loans is classified as a liability and any accretion charges under Cdn GAAP are reversed.  A value is assigned to the conversion feature of debt convertible to equity only if the conversion rate is less than the market value of the Company's common stock at the date of the advance.  Any such beneficial conversion feature is recognized as interest expense over the term to maturity of the convertible loans.  The remaining unamortized balance is recorded as a discount on the convertible loans.  On conversion of the convertible loans, the full face value of the convertible loans is transferred to share capital and the discount remaining related to the beneficial conversion feature is immediately recognized in as interest expense.  Under Cdn GAAP, a value is assigned to the conversion feature of debt convertible to equity and is recorded as a separate component of shareholders' equity.  The carrying amount of the loans is accreted to face value over the initial term to maturity through a charge to interest expense.  On conversion of the convertible loans, the carrying amount of the loans and the equity component of the convertible loans are transferred to share capital.

During the year ended December 31, 2003, accretion expense of $1,042,869 (2002 - $1,335,172) was recognized under Cdn GAAP that would not be recognized under US GAAP as no beneficial conversion feature existed on convertible loans.  Also in December 2003, upon conversion of all the convertible loans, $20,802,470 (2002 - $Nil) was transferred to share capital under Cdn GAAP; under US GAAP, $20,008,214 (2002 - $Nil) was transferred to share capital.

(e)

Foreign Exchange

Under US GAAP, foreign exchange gains or losses on long-term debts are included in income immediately.  Effective January 01, 2002, Cdn GAAP also requires companies to recognize these gains or losses in the period they arise.  Prior to January 01, 2002, these gains or losses were deferred and amortized on a straight-line basis over the term of the debts.  Accordingly, under US GAAP, the Company's foreign exchange gain for the year ended December 31, 2003 would increase by $Nil (2002 - $8,599).

(f)

Investment in Joint Venture

Under US GAAP, the investment in joint venture would be accounted for under the equity method, whereas Cdn GAAP requires that joint ventures be proportionately consolidated.  This difference would have no impact on the reported net earnings or shareholders' equity of the Company for the years presented.  The investment in joint ventures has been included in mineral properties.  As the amounts are nominal for all years presented, no reclassification to investment in joint venture has been presented.

(g)

Recent Accounting Pronouncements

The Financial Accounting Standards Board ("FASB") has issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which is effective for years beginning on or after June 15, 2002.  This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.  It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made.  The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.  The Company has determined that the application of SFAS No. 143 will not have a material effect on its consolidated financial position or results of operations.

EUROZINC MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2003 and 2002 (Canadian $)

NOTE 14 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(a)

Recent Accounting Pronouncements (Continued)

The Financial Accounting Standards Board ("FASB") has issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which is effective for years beginning on or after June 15, 2002.  This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.  It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made.  The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.  The Company has determined that the application of SFAS No. 143 will not have a material effect on its consolidated financial position or results of operations.

The CICA has issued CICA 3110, "Asset Retirement Obligations".  The standard, which is similar to SFAS No. 143, is effective for years beginning on or after January 01, 2004.  The standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset.  A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset.  The Company will be required to adopt the standard on January 01, 2004.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal of Activities".  SFAS No. 146 requires that the liability for a cost associated with an exit or disposal activity is recognized at its fair value when the liability is incurred.  Under previous guidance, a liability for certain exit costs was recognized at the date that management committed to an exit plan, which was generally before the actual liability had been incurred.  As SFAS No. 146 is effective only for exit or disposal activities initiated after December 31, 2002, the Company does not expect the adoption of this statement to have a material impact on the Company's consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-based Compensation - Transition and Disclosure".  SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-based Compensation", to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based compensation.  It also amends the disclosure provisions of that statement.  The disclosure provisions of this statement are effective for financial statements issued for fiscal periods beginning after December 15, 2002.

The CICA has released amendments to Section 3870, "Stock-based Compensation and Other Stock-based Payments," which require an expense to be recognized in financial statements for all forms of employee stock-based compensation, including stock options, effective for years beginning on or after January 01, 2004, for public companies.  The Company will be required to adopt the standard on January 01, 2004.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities".  SFAS No. 150 requires certain financial instruments that were accounted for as equity under previous guidance to now be accounted for as liability.  SFAS No. 150 applies to mandatorily redeemable stock and certain financial instruments that require or may require settlement by transferring chase or other assets.  SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.  The Company does not expect that the adoption of this statement to have a material impact on its financial position or results of operations.

EUROZINC MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2003 and 2002 (Canadian $)

	2003	2002
	$	$

Accounting, Auditing and Legal	174,325	164,106
Amortization	127,277	154,314
Bad Debt Expense	6,060	-
Consulting Fees	11,970	125,593
Insurance	41,296	31,413
Filing and Transfer Agent Fees	67,213	24,066
Interest Paid or Payable on Convertible Loans and Long- Term Liabilities	741,269	717,974
Interest on Accretion of Convertible Loans and Long-Term Liabilities	1,896,941	2,152,638
Investor Relations	36,000	71,407
Management Fees	176,265	124,605
Office	55,523	70,541
Printing	52,027	46,287
Rent	23,994	23,207
Travel	73,290	109,431
Wages	253,360	263,576

	3,736,810	4,079,158

Less: Costs Recovered	(12,832)	(5,896)

	3,723,978	4,073,262

EUROZINC MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2003 and 2002 (Canadian $)

	Aljustrel	Malhadinha	Other	Total
	$	$	$	$
2003
Exploration Costs, Beginning of Year	19,725,661	1,480,717	9,518	21,215,896

Exploration Costs:
Drilling	-	-	-	-
Electricity	477,344	-	-	477,344
Engineering	155,556	-	-	155,556
Environmental and Geotechnical	31,253	-	-	31,253
Equipment Maintenance	142,718	-	-	142,718
Geology	174,098	-	-	174,098
Materials and Supplies	435,151	-	-	435,151
Project Salaries	616,766	-	-	616,766
Property and Miscellaneous Taxes	103,463	-	6,785	110,248
Security	243,018	-	-	243,018
Site Office	382,054	-	-	382,054
Wages	1,660,071	-	-	1,660,071

	4,421,492	-	6,785	4,428,277

Exploration Costs, End of Year	24,147,153	1,480,717	16,303	25,644,173

Acquisition Costs, Beginning and End of Year	8,987,297	-	346,213	9,333,510

Acquisition and Exploration Costs, End of Year	33,134,450	1,480,717	362,516	34,977,683

2002
Exploration Costs, Beginning of Year	15,300,229	1,427,691	90	16,728,010

Exploration Costs:
Drilling	-	45,702	-	45,702
Electricity	460,656	-	-	460,656
Engineering	223,689	-	-	223,689
Environmental and Geotechnical	29,580	-	-	29,580
Equipment Maintenance	204,126	-	-	204,126
Geology	155,755	-	1,830	157,585
Materials and Supplies	428,745	-	-	428,745
Project Salaries	643,990	-	-	643,990
Property and Miscellaneous Taxes	80,778	-	7,598	88,376
Security	187,250	-	-	187,250
Site Office	533,935	7,324	-	541,259
Wages	1,476,928	-	-	1,476,928

	4,425,432	53,026	9,428	4,487,886

Exploration Costs, End of Year	19,725,661	1,480,717	9,518	21,215,896

Acquisition Costs, Beginning of Year	8,878,696	-	346,213	9,224,909

Acquisition During the Year (Note 3(a))	108,601	-	-	108,601

Acquisition and Exploration Costs, End of Year	28,712,958	1,480,717	355,731	30,549,406

Exhibit 3

CONSENT OF INDEPENDENT AUDITORS

We consent to the use of our report dated March 5, 2004 (except as to note 13(c) which is as of April 6, 2004), with respect to the consolidated financial statements of EuroZinc Mining Corporation included in this Annual Report on Form 40-F for the year ended December 31, 2003, filed with the U.S. Securities and Exchange Commission.

/s/ Watson Dauphineee & Masuch

Watson Dauphinee & Masuch

Chartered Accountants

Vancouver, British Columbia, Canada

May 20, 2004

Exhibit 4.1

CONSENT OF STEFFEN ROBERTSON KIRSTEN (CANADA) INC.

Reference is made to the Annual Report on Form 40-F for the year ended December 31, 2003 (the "Annual Report") of EuroZinc Mining Corporation (the "Company"), filed with the U.S. Securities and Exchange Commission.

We hereby consent to the references to our name under the heading "Aljustrel Project" in the Company's Annual Information Form and to all other references to our name included or incorporated by reference in the Annual Report, and we further consent to the reliance in the Annual Report on our independent technical report dated May 10, 2004 entitled "March 2004 Update of the Steffen Robertson Kirsten (Canada) Inc. Aljustrel Project Feasibility Study -- June 2000" which the Company used, or directly quoted from, in preparing summaries concerning the Neves Corvo Mine, which appear in such Annual Report.

Steffen Robertson Kirsten (Canada) Inc.

By:  /s/ Christopher Hurst Page

        Name:  Christopher Hurst Page

        Title:    Corporate Consultant

May 10, 2004

Exhibit 4.2

CONSENT OF WARDELL ARMSTRONG INTERNATIONAL LTD.

Reference is made to the Annual Report on Form 40-F for the year ended December 31, 2003 (the "Annual Report") of EuroZinc Mining Corporation (the "Company"), filed with the U.S. Securities and Exchange Commission.

We hereby consent to the references to our name under the heading "Neves Corvo Project" in the Company's Annual Information Form and to all other references to our name included or incorporated by reference in the Annual Report, and we further consent to the reliance in the Annual Report on our independent technical report dated May 7, 2004 entitled "Revised Technical Report on the Neves Corvo Mine, Portugal" which the Company used, or directly quoted from, in preparing summaries concerning the Aljustrel Project, which appear in such Annual Report.

Wardell Armstrong International Ltd.

By:  /s/ N. R. Clarke

        Name:  N.R. Clarke

        Title:    Managing Director

May 14, 2004

Exhibit 5.1

CERTIFICATION

I, Alvin W. Jackson, certify that:

1.  I have reviewed this annual report on Form 40-F of EuroZinc Mining Corporation;

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.  The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) [omitted pursuant to Transition Period provisions at Section III of Release 34-47986 of the Securities and Exchange Commission entitled "Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports"] for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) [omitted pursuant to Transition Period provisions at Section III of Release 34-47986 of the Securities and Exchange Commission entitled "Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports"];

(c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5.  The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date:  May 28, 2004

/s/ Alvin W. Jackson

Alvin W. Jackson, President and Chief Operating Officer*

* Mr. Jackson is performing the functions of Chief Executive Officer as of the filing date.

Exhibit 5.2

CERTIFICATION

I, Ronald A. Ewing, certify that:

1.  I have reviewed this annual report on Form 40-F of EuroZinc Mining Corporation;

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.  The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) [omitted pursuant to Transition Period provisions at Section III of Release 34-47986 of the Securities and Exchange Commission entitled "Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports"] for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) [omitted pursuant to Transition Period provisions at Section III of Release 34-47986 of the Securities and Exchange Commission entitled "Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports"];

(c) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5.  The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date:  May 28, 2004

/s/ Ronald A. Ewing

Ronald A. Ewing, Executive Vice President and Chief Financial Officer

Exhibit 6.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 40-F of EuroZinc Mining Corporation for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:  May 28, 2004

/s/ Alvin W. Jackson

Alvin W. Jackson, President and Chief Operating Officer*

* Mr. Jackson is performing the functions of Chief Executive Officer as of the filing date.

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the registrant and will be retained by the registrant and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 7.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 40-F of EuroZinc Mining Corporation for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:  May 28, 2004

/s/ Ronald A. Ewing

Ronald A. Ewing

Executive Vice President and Chief Financial Officer

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the registrant and will be retained by the registrant and furnished to the Securities and Exchange Commission or its staff upon request.