Form 40-F
period 2004-12-31
EUROZINC MINING CORP
filed 2005-04-06
CIK 1092840

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

___

Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

_X_

Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended  12/31/04

Commission File Number

0-30478

EuroZinc Mining Corporation

(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada

(Province or Other Jurisdiction of Incorporation or Organization)

Suite 1601, 543 Granville Street

Vancouver, British Columbia, Canada V6C 1X8

(604) 681-1337

(Address and Telephone Number of Registrant’s Principal Executive Offices)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

479,536,778 Common Shares without Par Value

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

YES        NO  X__

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES   X    NO    __

RESOURCE ESTIMATES

All resource estimates included in this Annual Report have been prepared in accordance with Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy (“CIM”) Classification System.  These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information included herein may not be comparable to similar information concerning U.S. companies.

ANNUAL INFORMATION FORM

The Annual Information Form of EuroZinc Mining Corporation (the “Company”) for the year ended December 31, 2004 is included herein as Exhibit 1.

AUDITED ANNUAL FINANCIAL STATEMENTS AND

MANAGEMENT DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The Company’s audited consolidated financial statements for the years ended December 31, 2004 and 2003, including the auditors’ reports thereon dated March 30, 2005 and March 5, 2004, except as to note 13(c) which is as of April 6, 2004, are included herein as Exhibit 2.  Please refer to Note 20 to the audited consolidated financial statements for a reconciliation of the differences between Canadian and United States Generally Accepted Accounting Principles.

Management Discussion and Analysis and Financial Review

The Company’s Management Discussion and Analysis and Financial Review for the year ended December 31, 2004 is included herein as Exhibit 3.

CONTROLS AND PROCEDURES

A.

Disclosure Controls and Procedures

As of December 31, 2004, an evaluation was carried out by the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities Exchange Act of 1934, as amended).  Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

1

B.

Internal Control over Financial Reporting

During the fiscal year ended December 31, 2004, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company has an Audit Committee established by the Board of Directors.  The members of the Audit Committee are John Greig, David Mullen and John Shanahan.  The Board has designated David Mullen as the “Audit Committee Financial Expert” as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002.  Mr. Mullen is “independent” as that term is defined under the rules of the American Stock Exchange.

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that applies to all directors, officers and employees, including its Chief Executive Officer, Chief Financial Officer and principal accounting officer.  The Company will provide to any person, without charge, upon request, a copy of such Code.  A person may request a copy by telephoning the Company at (604) 681-1337, or by writing to the Company at Suite 1601, 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

During 2004, the Company appointed PricewaterhouseCoopers LLP (“PwC”) as its auditors, replacing former auditors Watson Dauphinee & Masuch, Chartered Accountants (“WDM”).  The aggregate amounts billed by WDM and by PwC to the Company for the fiscal year ended December 31, 2004, and the aggregate amounts billed by WDM to the Company for the fiscal year ended December 31, 2003, for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended December 31, 2004	Year Ended December 31, 2003
Audit Fees (1)	$ 53,000	$52,900
Audit-Related Fees (2)	92,729 (5)	8,078
Tax Fees (3)	61,938 (6)	7,400
All Other Fees (4)	0	0

2

Totals	$207,667	$68,378

NOTES:

(1)  “Audit Fees” represent fees for the audit of the Company’s annual financial statements, review of the Company’s interim financial statements and review in connection with the Company’s statutory and regulatory filings.

(2)  “Audit-Related Fees” represent fees for assurance and related services that are related to the performance of the audit, principally consultation concerning financial accounting and reporting standards.

(3)  “Tax Fees” represent fees for tax compliance, tax advice and tax planning.

(4)  “Other Fees” represent fees for valuation of the Company’s subsidiary Pirites Alentejanas, S.A. (“PA”) in connection with accounting issues arising from the Company’s increase in ownership of PA from 75% to over 99% pursuant to an acquisition and reorganization completed in November 2002.

(5)  Includes $10,500 of fees billed by PwC.

(6)  Includes $45,438 of fees billed by PwC.

The Audit Committee has procedures requiring Audit Committee review and approval of all particular engagements for services provided by the Company’s independent auditors.  All of the engagements and fees for 2004 were approved by the Audit Committee.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements required to be disclosed in this Annual Report on Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included in Note 9 to the Company’s audited consolidated financial statements for the years ended December 31, 2004 and 2003, included herein as Exhibit 2.

3

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

B.

Consent to Service of Process

The Registrant has previously filed with the Commission a Form F-X in connection with the filing of its Annual Report on Form 40-F for the year ended December 31, 2003.

EXHIBITS

The following exhibits are filed as part of this report:

1.

Annual Information Form for the year ended December 31, 2004

2.

Audited Consolidated Financial Statements for the years ended December 31, 2004 and 2003, together with the auditors’ reports thereon dated March 30, 2005 and March 5, 2004, except as to note 13(c) which is as of April 6, 2004 (Note 20 to the audited consolidated financial statements relates to differences between Canadian and United States Generally Accepted Accounting Principles)

3.

Management Discussion and Analysis and Financial Review for the year ended December 31, 2004

4.1

Consent of Watson Dauphinee & Masuch, Chartered Accountants

4.2

Consent of PricewaterhouseCoopers LLP, Chartered Accountants

5.1

Consent of SRK Consulting (Canada) Inc.

5.2

Consent of Wardell Armstrong International Ltd.

5.3

Consent of Engineer (James S. Drake)

5.4

Consent of Engineer (Garnet L. Dawson)

4

6.1

Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

6.2

Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

7.1

Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

7.2

Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

5

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROZINC MINING CORPORATION

Registrant

By:

/s/ Ronald A. Ewing

Name:

Ronald A. Ewing

Title:

Executive Vice-President, Corporate Affairs

Date:

March 31. 2005

6

Exhibit 1

RENEWAL ANNUAL INFORMATION FORM

of

Suite 1601 - 543 Granville Street
Vancouver, B.C.
V6C 1X8

March 30, 2005

                                                                                                                           Page

ITEM 1:

PRELIMINARY NOTES

1

Documents Incorporated by Reference

1

Date of Information

1

Forward Looking Statements

1

Currency and Exchange Rates

1

Metric Equivalents

2

Glossary of Mining Terms

3

ITEM 2:

CORPORATE STRUCTURE

7

Name and Incorporation

7

Intercorporate Relationships

7

ITEM 3:

GENERAL DEVELOPMENT OF THE BUSINESS

8

Three-Year History

8

Significant Acquisitions

10

ITEM 4:

NARRATIVE DESCRIPTION OF THE BUSINESS

10

General

10

Applicable Government Regulation

11

Mining Laws

11

Exploration Concessions

11

Exploitation Concessions

12

Implications to the Company of Portuguese Mining Laws

12

Environmental Laws

13

Implications to the Company of Environmental Laws

13

Risk Factors

13

History of Net Losses; Uncertainty of Additional Financing

13

Dividends Unlikely

13

Fluctuation of Mineral Prices

13

Foreign Currency Fluctuations

14

Risks Inherent in Mining

14

Mineral Reserves and Resources

14

Operations/Environmental

15

Insurance

15

Production and Cost Estimates

15

Statutory and Regulatory Compliance

16

Employee Relations

16

Repatriation of Earnings

16

Dependence on Key Management Employees

17

Conflicts of Interest

17

Competition

17

Price Fluctuations:  Share Price Volatility

17

Political

17

Mineral Projects

17

Neves-Corvo

17

Property Description and Location

18

Accessibility, Climate, Local Resources, Infrastructure and Physiography

19

History

20

(continued)

                                                                                                                         Page

Geological Setting

21

Exploration

22

Mineralization

23

Corvo

23

Graca

23

Neves

24

Zambujal

24

Lombador

24

Drilling and Sampling

24

Introduction

24

Exploration Drilling

24

Grade Control Drilling & Sampling

25

Sampling, Analysis and Security

25

Data Verification

26

Mineral Resource and Mineral Reserve Estimates

26

Production Reconciliation

29

Mining Operations

29

Mill

30

Concentrate Shipment and Marketing

30

Tailings Management

31

Environmental Issues

32

Aljustrel Project

34

Property Description and Location

34

Accessibility, Climate, Local Resources, Infrastructure and Physiography

35

History

36

Geological Setting

37

Exploration

38

Mineralization

39

Drilling

39

Sampling, Analysis and Security

40

Mineral Resource and Mineral Reserve Estimates

45

Mineral Resource Estimate

45

Mineral Reserves

47

Mining Operations

48

Mine Plan

48

Proposed Mining Methods

48

Mine Costs and Mine Schedule

50

Process Plant Description

50

Markets

51

Contracts

51

Environmental Considerations

51

Tailings

52

Dewatering

52

Cyanide

52

Hazardous Waste Management

52

Mine Closure

53

Taxes

53

Capital Cost Estimates

53

(continued)

                                                                                                                         Page

Operating Cost Estimates

53

Payback and Economic Analysis

53

Mine Life

54

Exploration and Development

54

ITEM 5:

DIVIDENDS

54

ITEM 6:

DESCRIPTION OF CAPITAL STRUCTURE

54

General

54

ITEM 7:

MARKET FOR SECURITIES

55

Trading Price and Volume

55

ITEM 8:

ESCROWED SECURITIES

55

ITEM 9:

DIRECTORS AND OFFICERS

55

Name, Address, Occupation and Security Holding

55

Corporate Cease Trade Orders or Bankruptcies

58

Penalties or Sanctions

58

Personal Bankruptcies

58

Conflicts of Interest

58

ITEM 10:

AUDIT COMMITTEE

59

The Audit Committee's Charter

59

Composition of the Audit Committee

63

Relevant Education and Experience

63

Pre-Approval Policies and Procedures

63

External Auditor Service Fees (By Category)

64

ITEM 11:

LEGAL PROCEEDINGS

64

ITEM 12:

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL

TRANSACTIONS                                                                                                   64

ITEM 13:

TRANSFER AGENTS AND REGISTRARS

65

ITEM 14:

MATERIAL CONTRACTS

65

ITEM 15:

INTERESTS OF EXPERTS

66

Names of Experts

66

Interests of Experts

66

ITEM 16:

ADDITIONAL INFORMATION

67

ITEM 1:  PRELIMINARY NOTES

Documents Incorporated by Reference

Incorporated by reference into this Annual Information Form (the "AIF") are the Consolidated Financial Statements and Management Discussion and Analysis of the Company for the year ended December 31, 2004, copies of which may be obtained online from the SEDAR website located at www.sedar.com.

All financial information in this AIF is prepared in accordance with generally accepted accounting principles in Canada.

Date of Information

All information in this AIF is as of December 31, 2004 unless otherwise indicated.

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

Currency and Exchange Rates

All dollar amounts in this AIF are expressed in Canadian dollars unless otherwise indicated.  Prior to 2004, the Company's accounts were maintained in Canadian dollars.  For the year ended December 31, 2004 the Company's accounts were maintained in U.S. dollars.  All references to "U.S. dollars" or to "US$" are to United States dollars.

The following table sets forth the rate of exchange for the Canadian dollar, expressed in United States dollars in effect at the end of the periods indicated, the average of exchange rates in effect on the last day of each month during such periods, and the high and low exchange rates during such periods based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into United States dollars.

Year Ended December 31
Canadian Dollars to U.S. Dollars	2004	2003	2002
Rate at end of period	US$0.8319	US$0.7738	US$0.6337
Average rate for period	US$0.7683	US$0.7135	US$0.6369
High for period	US$0.8493	US$0.7738	US$0.6654
Low for period	US$0.7309	US$0.6350	US$0.6179

The noon rate of exchange on December 31, 2004 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was Canadian $1.00 equals US$0.8308.

Metric Equivalents

For ease of reference, the following factors for converting Imperial measurements into metric equivalents are provided:

To convert from Imperial	To metric	Multiply by
Acres	Hectares	0.404686
Feet	Metres	0.30480
Miles	Kilometres	1.609344
Tons	Tonnes	0.907185
Ounces (troy)/ton	Grams/Tonne	34.2857

Terms used and not defined in this AIF that are defined in National Instrument 51-102 Continuous Disclosure Obligations shall bear that definition.  Other definitions are set out in National Instrument 14-101 Definitions, as amended.

Glossary of Mining Terms

The following is a glossary of certain mining terms used in this AIF.

anomaly	An abnormal deviation of geochemical and geophysical data.
assay	An analysis to determine the presence, absence or quantity of one or more chemical components.
basalt	A dark coloured, fine grained igneous rock composed mainly of feldspar and pyroxene.
bed	The smallest division of a stratified rock series, marked by a well-defined divisional plane from its neighbours above and below.
belt	A specific elongate area defined by unique geologic characteristics.
channel sampling	Gathering a sample by cutting a channel a few centimetres wide and one-half centimetre deep along a surface.
cm	Centimetre.
Cu	Copper.
culm	Applied stratigraphically to specific sedimentary carboniferous rocks in England and Portugal.
deposit

A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures.  Such a deposit does not qualify as a commercially mineable ore body or as containing ore reserves, until final legal, technical, and economic factors have been resolved.

diamond drill

A type of rotary drill in which the cutting is done by abrasion rather than percussion.  The cutting bit is set with diamonds and is attached to the end of the long hollow rods through which water is pumped to the cutting face.  The drill cuts a core of rock which is covered in long cylindrical sections, an inch or more in diameter.

diamond drill hole	A method of obtaining a cylindrical core of rock by drill with a diamond set or diamond impregnated bit.
dip	The angle at which a bed is inclined from the horizontal.
drift	An approximately horizontal passageway in underground mining.
facies	The characteristics of a rock body or part of a rock body that differentiate it from others, as in appearance, composition, etc.

Feasibility Study

A comprehensive study of a deposit in which all geological, engineering, operating, economic and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

felsic	Igneous rock composed principally of feldspars and quartz.
fissure	A narrow linear extensive crack in a rock.
flysch	A marine sedimentary facies characterized by thick deposits of thin alternating beds of shales, sandstones and conglomerates.
fold	A bend in strata or any planar structure.
formation	A body of rock identified by lithological characteristics and stratigraphic position.
g/t	Grams per tonne.
grade

(1) The slope of the bed of a stream, or of a surface over which water flows, upon which the current can just transport its load without either eroding or depositing.  (2) The quality of an ore or metal content.

horizon	A defined layer within a stratigraphic sequence which has unique characteristics distinguishing it from the rest of the sequence.
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

km	Kilometre.
k	Kilo or one thousand.
lens	A body of ore or rock that is thick in the middle and converges toward the edges, resembling a convex lens.
M	Million.
m	Metre.

mafic	Descriptive of rocks composed dominantly of magnesium and iron forming silicates.
magnetic survey	A geophysical survey which measures variations in the earth's magnetic field caused by variations in rock type of geological structures.
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

Mineral Resource

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

mineralization	The concentration of metals within a body of rock.
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

mm	Millimetre.
NI 43-101	National Instrument 43-101 entitled "Standards of Disclosure for Mineral Projects".
ore	Rock containing mineral(s) or metals that can be economically extracted.
plunge	Inclination of a fold axis or other structure. The amount of plunge is the angle between the axis and the horizontal line lying in the common plane.
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

pyrite	Iron sulfide (FeS2).
Reserve

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

shale	A fine-grained, clay-rich sedimentary rock with a well developed bedding plane.
silica	Silicon dioxide, SiO2.
Sn	Tin.
stockwork	A network of usually quartz veinlets diffused in the original rock.
strike	Direction or trend of a geologic structure.
tonne or t	Metric unit of weight equivalent to volume multiplied by specific gravity, equivalent to 1.102 tons.
tons	Dry short tons (2,000 pounds).
tpa	Tonnes per year.
trenching	The act of blasting or digging through overburden/outcrop to attend fresh outcrop for mapping and sampling.
vein	A thin sheet-like intrusion into a fissure or crack, commonly bearing quartz.
Zn	Zinc.

ITEM 2:  CORPORATE STRUCTURE

Name and Incorporation

EuroZinc Mining Corporation ("EuroZinc" or the "Company") was formed by the amalgamation, or merger, of International Vestor Resources Ltd. ("Vestor") and Auspex Minerals Ltd. ("Auspex," and together with Vestor, the "Predecessor Companies").  The merger was effected by the issuance of a Certificate of Amalgamation under the Company Act (British Columbia) by the Registrar of Companies of British Columbia on April 21, 1999.

Vestor was incorporated under the laws of the Province of Alberta by Articles of Incorporation on October 22, 1970 under the name of "Vestor Explorations Ltd.".  On July 5, 1979, Vestor was granted a Certificate of Continuation under the Company Act (British Columbia).  Effective September 30, 1998, Vestor's name was changed to "International Vestor Resources Ltd.".  Auspex was incorporated under the laws of the Province of British Columbia on February 16, 1981, under the name "National Hydrocarbons Ltd.".  On July 10, 1987, National Hydrocarbons Ltd. was struck off the Register and dissolved by the Registrar of Companies but was then restored to the Register pursuant to an order of the Supreme Court of British Columbia on September 17, 1987.  On September 17, 1987, Auspex changed its name to "Auspex Gold Ltd.".  On December 4, 1995, Auspex changed its name to "Auspex Minerals Ltd.".  Prior to the merger, both Predecessor Companies were reporting issuers in the Provinces of British Columbia and Alberta, and the common shares of each company were listed and posted for trading on the Vancouver Stock Exchange, a predecessor of the TSX Venture Exchange (the "TSXV").

The Company's registered office is located at 2300 - 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1J1 and its executive offices are located at 1601 - 543 Granville Street, Vancouver, British Columbia, V6C 1X8.

Intercorporate Relationships

The Company has the following material subsidiaries:

1.

Sociedade Mineira de Neves-Corvo, S.A. ("Somincor"), a wholly-owned subsidiary incorporated under the laws of Portugal.  Somincor owns and operates the Neves-Corvo copper mine in Portugal.

2.

Iberian Base Metals Plc ("Iberian"), a wholly-owned subsidiary incorporated under the laws of the United Kingdom.  Iberian holds all of the issued and outstanding shares of Somincor (defined below).

3.

AGC Minas de Portugal, Unipessoal, Limitada ("AGC"), a wholly-owned subsidiary incorporated under the laws of Portugal.

4.

AGC Minas de Portugal SGPS, Unipessoal, Limitada ("AGC SGPS"), a wholly-owned subsidiary incorporated under the laws of Portugal, established solely as a holding company to hold the shares in PA (defined below).

5.

Pirites Alentejanas, S.A. ("PA") was incorporated under the laws of Portugal.  The Company completed a reorganization of the capital structure of PA such that the Company owns through AGC SGPS in excess of 99% of PA.  PA holds the Aljustrel mining license and operating permits, as well as all of the assets of the Aljustrel mine.  PA also held 100% of the Malhadinha Exploration Concession, however the concession expired on the 30th of September 2004.

6.

Iberian Mining Inc. ("Iberian Mining"), a wholly-owned subsidiary incorporated under the laws of Barbados.  Iberian Mining was incorporated for the purpose of acquiring and holding the Price Participation Rights (as defined below).

ITEM 3:  GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year History

During the three most recently completed financial years, the Company has been principally engaged, directly and through its subsidiaries, AGC, AGC SGPS and PA, in the development of the Company's Aljustrel zinc-silver-lead-copper mine (the "Aljustrel Project") and during the past year in the acquisition and operation, directly and through its subsidiaries Somincor and Iberian, of the Neves-Corvo copper mine ("Neves-Corvo") in Portugal.

On February 23, 2004, the Company was officially notified that it was the successful bidder to acquire Neves-Corvo through the acquisition of all of the shares of Somincor.  As the successful bidder, the Company made a 10 million deposit and entered into definitive purchase agreements (the "Definitive Agreements") on March 4, 2004 with the owners of the mine, Empresa de Desenvolvimento Mineiro, S.A. ("EDM"), the Portuguese State mining company, and the Rio Tinto Group ("RTG").

Under the terms of the Definitive Agreements, there was a price participation clause whereby, for a period of four years, EDM and RTG together would share equally with the Company the marginal revenue from the sale of copper concentrates when the average price of copper (calculated on a quarterly basis) exceeds US$0.90 per pound for the first twelve consecutive months and US$0.95 per pound for the three years thereafter (the "Price Participation Rights").

On February 6, 2004, the Company completed a financing on an underwritten basis to raise gross proceeds of $30 million of which 10 million raised was used for the required non-refundable deposit for the acquisition of Neves-Corvo.

On April 5 and 15, 2004, the Company closed a further equity financing on an underwritten basis for aggregate gross proceeds of $78,480,000.  The net proceeds were used to finance part of the acquisition of Neves-Corvo.

On April 19, 2004, the Company accepted from Societe Generale ("SG") and Standard Bank London Limited ("Standard Bank") a U.S.$100 million credit facility (the "Debt Facility") to provide part of the financing for the acquisition of Somincor.  As consideration for the Debt Facility, the Company agreed to pay to SG and Standard Bank an aggregate of U.S.$2,250,000. SG and Standard Bank mandated a copper price protection program as a condition precedent to the Debt Facility. The Company was also required to enter into a copper price protection program agreed to by Standard Bank under which the Company implemented a program to minimize its exposure to fluctuations in metal prices, currency and interest rates.

On June 15, 2004, in connection with its acquisition of Neves-Corvo, the Company entered into an offtake agreement and a loan agreement with Boliden AB of Sweden ("Boliden").  Pursuant to the offtake agreement, the Company will deliver annually for ten years approximately 150,000 tonnes of copper concentrate from the Neves-Corvo mine to Boliden, ensuring that Somincor has a significant and dependable customer for approximately 50% of its copper concentrates.  Pursuant to the loan agreement, Boliden agreed to provide the Company with a loan of US$10,000,000 (the "Boliden Loan").  The Boliden Loan was guaranteed by Resource Capital Fund III L.P.  ("RCF III") (the "Guarantee"), part of the group of Resource Capital Funds which currently hold a control position in the Company.  On

October 19, 2004, the Company replaced the Guarantee with a bank guarantee.  Prior to its replacement, the Company issued a total of 12,195,652 warrants to RCF III in payment for providing the Guarantee.

In addition to the offtake and loan agreement with Boliden, the Company also entered into a technical services agreement with Outokumpu Oyj ("Outokumpu"), a related company to Boliden, whereby Outokumpu will supply certain technical equipment and services to the Neves-Corvo mine.

On June 18, 2004 the Company completed the acquisition of Neves-Corvo through the purchase of 100% of the common shares of Somincor from EDM and RTG for a total purchase price of 128 million (approx. US$155 million).  In addition, approximately 12.5 million of the outstanding debts and shareholder loans within Somincor (totalling approx. 27.6 million at 2003 year end) were settled with funds generated from the operation of the Neves-Corvo mine in 2004.

On July 5, 2004, the Company commenced trading of its common shares ("Shares") on the Toronto Stock Exchange, (the "TSX"), and was concurrently delisted from trading on the TSXV.

On December 21, 2004, the Company announced that it had refinanced the Debt Facility with a syndicate of banks, Bayerische Hypo-und Vereinsbank AG ("HVB"), SG Corporate & Investment Banking and Standard Bank.  The total amount of the debt financing was reduced to US$85 million and was comprised of a US$50 million debt facility with the existing syndicate of banks and a US$35 million (27 million) bond issue with Banco Commercial Portuguese.

The term of the US$50 million debt facility was reduced from eight years (under the Debt Facility) to three and a half years, and the rate of interest was reduced from LIBOR plus 2.5% to LIBOR plus 2.25%.  Payments are to be made in semi-annual instalments and the facility may be prepaid in full or in part at any time without penalty.  The term of the US$35 million (27 million) bond issue is five years, and repayment is not required until the end of the term.  The rate of interest to be paid to the bondholders is EURIBOR plus 2.175% until the term loan is repaid, when the margin will be reduced to 1.875%.  Again, under the terms of the bond issue, the Company is required to maintain the current copper price protection program, but not add to it beyond 2008.

In late December 2004, the Company purchased RTG's Price Participation Rights (49%) for US$22 million and on January 18, 2005, the Company completed the purchase of the remaining Price Participation Rights from EDM (51%) for US$26 million. In addition to acquiring the Price Participation Rights, Somincor also entered into a ten-year exploration agreement with EDM, and EuroZinc entered into a five-year technical assistance agreement with EDM.

The EDM and RTG transactions were financed by a US$48 million loan facility with HVB that was arranged for the acquisition of the Price Participation Rights.  The RTG portion was drawn down on December 22, 2004, and the EDM portion was drawn down on January 28, 2005.  This loan is repayable through quarterly instalments, commencing January 31, 2005, that are equal to the price participation payments that would have been payable to RTG and EDM.  The term of the loan therefore depends on the future copper price and production, but is subject to a maximum of eighteen months.  The rate of interest on the loan is LIBOR plus 3.5%, payable quarterly.  The loan was reduced to US$35.5 million when Somincor paid US$12.5 million of the price participation payment for the fourth quarter of 2004.

During 2005, the Company's objectives are as follows:

  Complete the planning and begin the development of the Neves-Corvo zinc rich zones;

  Finalize on the production plans and economic justification for the re-opening of the Aljustrel Project and commence development;

  Reconfigure the Neves-Corvo tin plant in preparation for zinc production to begin in 2006;

  Accelerate the mine site exploration drill programs with a focus on upgrading resources ateves-Corvo and Aljustrel;

  Accelerate exploration programs that are presently in progress on the prospective belt of rocks that hosts the Neves-Corvo and Aljustrel deposits; and

  Review opportunities in the Company's pier group of producers for possible accretive consolidation.

Significant Acquisitions

On June 18, 2004, the Company completed the acquisition of Neves-Corvo through the purchase of 100% of the common shares of Somincor from EDM and RTG.  A summary of this acquisition is provided in the preceding section.

ITEM 4:  NARRATIVE DESCRIPTION OF THE BUSINESS

General

The Company's principal focus in recent years, prior to the acquisition of Neves-Corvo, has been the development of the Aljustrel Project in Portugal on which the Company has completed extensive drilling and metallurgical testwork.  A final Feasibility Study was completed in 2000, which was updated in 2001 and 2004.  In June 2004, the Company completed the acquisition of Neves-Corvo.  Neves-Corvo is an operating underground mine located in the Iberian Pyrite Belt and has been a significant producer of copper since 1989 and the operation of Neves-Corvo has become the primary focus for the Company.

The Company's principal product is copper.  There is a worldwide copper market into which the Company can sell copper that it produces, and as a result, the Company is not dependent on a particular purchaser.  The Company has, however, entered into an offtake agreement with Boliden pursuant to which the Company will annually deliver and sell to Boliden approximately 50% of the copper concentrate mined from Neves-Corvo.

For the year ending December 31, 2004, the Neves-Corvo mine produced 95,687 tonnes of copper contained in concentrates.  Average grade of copper ore treated over the year ended December 31, 2004 was 5.71%, with an average recovery rate of 88.4%.  The mine's net cash cost per payable pound of copper sold over the period was US$0.60, while the London Metal Exchange's average price per pound of copper over the same period was US$1.30.  Audited net profit for the mine for the year ended December 31, 2004 was US$80.5 million on gross sales revenue of US$254.7 million.

The Company also conducts exploration activities on other properties in Portugal.  The Company helds a 100% interest in the Malhadinha Concession, which was consolidated in PA after the Company transferred its former 75% interest in the concession at the same time that EDM's subsidiary, Exmin-Companhia de Industria e Servicos Mineiros e Ambientais, S.A. ("Exmin"), transferred its 25% interest in the concession.  The Malhadinha Concession was formally combined with the Company's 65.59% interest in the Estacao Concession during 2000. The Company initiated exploration activities on the

Malhadinha Concession in 2000. The Malhadinha Concession as previously stated expired on the 30th of September 2004.

EuroZinc has applied to the Portuguese Government, through its geology and mining department, the General Directory of Geology and Energy ("DGGE" - Direccao Geral de Geologia e Energia) for a new concession (524 sq km) that surrounds Aljustrel Mining Lease and covers the prospective stratigraphy northwestward to and including the Lousal mine, Granting of the concession is expected to take place near the end of the 1st quarter or sometime in the 2nd quarter of 2005.

The Company does not anticipate that the renegotiation or termination of any contract will have a material effect on the Company's business during 2005.

As of December 31, 2004, the Company had 870 employees, 864 of whom are located in Portugal.

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

The Government, through its geology and mining department, the DGGE, is eager to promote further exploitation of the country's resources, and to that end, has taken an active role in promoting exploration.  The DGGE is part of the Central Administration and is also subordinate to the MIE.  The DGGE is responsible for geological data and the research on the potential of the country's geological resources, as well as their extraction and processing.  The DGGE is also vested with the right to negotiate and underwrite exploration and mining contracts for State-owned geological resources.  EDM is a holding company representing the Portuguese State interests in the mining sector, and was the major shareholder in Somincor, Empresa Nacional de Uranio, S.A. and Exmin, with interests in copper, tin, zinc, lead, uranium, and industrial minerals mining operations in Portugal.

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

Implications to the Company of Portuguese Mining Laws

In the case of the Aljustrel and Neves-Corvo Projects, the concessions are already permitted for mining, and in respect of Neves-Corvo and if mining operations were to resume on Aljustrel, the Company's Portuguese subsidiaries are subject to laws governing the operation of mines, including taxes, labour standards, occupational health, waste disposal and mine safety.  In particular, the Company is subject to the "Safety and Hygiene General Regulation on Mines and Rock Mills" (Decreto - Lei No.  162/90, 22 de Maio), a comprehensive law governing mining operations in Portugal.  This law requires employers such as the Company's Portuguese subsidiaries to, among other things, educate employees about safety and risk prevention; file mining plans with the government that detail means of egress, location of fuel sources and distribution diagrams for electricity, water and air; and comply with specifications for mine access, mine shafts and extraction machinery.

Production royalty rates to the Portuguese government are set at 3% of the net smelter returns for mineral concessions granted since 1990, which is applicable to the Company's recently applied for  Malhadinha and Neves-Corvo exploration concessions but not to the Aljustrel mining lease, to which no government royalty applies since such concession is older and is therefore exempt.  With respect to Neves-Corvo, under the Neves-Corvo Mining Concession Agreement Somincor must pay, at the State's discretion, either a profit-related royalty of 10% of the net annual result (after all income tax and charges), or a revenue-based royalty of 1% (ex-mine value of mining products).  The revenue-based royalty may be reduced by 0.25% provided that the corresponding amount of such percentage is spent on mining development investment.

The Malhadinha and Neves-Corvo concessions are exploration concessions, which allow the Company's Portuguese subsidiaries to carry out typical exploration activities, such as sampling, trenching and drilling, without having to obtain additional permits.  Additionally, the Company's Portuguese subsidiaries must obtain the consent of landowners for trenching and drilling activities.  When the

Company's Portuguese subsidiaries wish to convert an exploration concession to a mining or exploitation concession to develop a deposit, then the Company's Portuguese subsidiaries must go through the entire mine permitting process.

Environmental Laws

Mining exploitation concessions of more than 5 hectares and/or with an annual production rate above 150,000 tonnes are subject to an environmental impact assessment.

Implications to the Company of Environmental Laws

On the Company's exploration concessions, the environmental compliance requirements are not significant while the Company's Portuguese subsidiaries are conducting exploration activities; any surface disruption through trenching or drilling must be remediated.

The Company's Portuguese subsidiaries would be subject to an environmental impact assessment with respect to all properties in Portugal that are not currently permitted for mining.  When the Company's Portuguese subsidiaries applies to convert its exploration license to a mining license it would be subject to a full assessment that would include water, biology, social, and other aspects of the environment.

Risk Factors

In addition to those risk factors discussed elsewhere in this AIF, EuroZinc or its subsidiaries are subject to the following risk factors:

History of Net Losses; Uncertainty of Additional Financing

Prior to the acquisition of Somincor, the Company had incurred, on a consolidated basis, losses since inception. The exploration and development of the Company's properties therefore depends on the Company's ability to obtain additional required financing.  There is no assurance that the Company will be successful in obtaining the required financing, which could result in the loss or substantial dilution of its interest (as existing or as proposed to be acquired) in its properties as disclosed herein.  The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

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

Foreign Currency Fluctuations

The Company's current operations in Portugal render it subject to foreign currency fluctuations, which may materially affect its financial position and results.  For example, zinc and copper are generally sold at prices stated in U.S. dollars, while costs incurred are paid in the currency of the country in which the activities are undertaken (Portugal, in the case of the Company).  The Company has from time to time, engaged in currency hedging to try to protect the downside risk of currency fluctuations.

The most important exchange rate for the Company is currently the rate between the U.S. dollar and the Euro.  While the Company is funding work in Portugal, the Company's results could be impaired if the U.S. dollar weakens relative to the Euro.

Prior to the commencement of production, the strength of the U.S. dollar affects the Company's financial condition only to the extent that funds are held in U.S. dollars from time to time, in which case a weak U.S. dollar relative to the Canadian dollar or the Euro could impair the Company's financial results.  In respect of Neves-Corvo and if the Company commences production at Aljustrel and generate revenues, a weak U.S. dollar relative to the other currencies could also impair the Company's financial results since the smelters pay for concentrate in U.S. dollars while the majority of costs would be in Euros.

Risks Inherent in Mining

The business of exploring for minerals is inherently risky by its nature. Few properties that are explored are ultimately developed into producing mines.

Mineral properties are often non-productive for reasons that cannot be anticipated in advance. Even after the commencement of mining operations, such operations may be subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding. The occurrence of any of the foregoing could result in damage to or destruction of mineral properties and production facilities, or result in personal injuries, environmental damage, delays or interruptions of production, increases in production costs, monetary losses, legal liability and adverse government action.

EuroZinc maintains insurance against risks that are typical in the mining industry in amounts that it believes to be reasonable. However, insurance against certain risks, including certain liabilities for environmental pollution, may in the future not be available to EuroZinc or to other companies within the industry. As the life of a mine is limited by its mineral reserves, EuroZinc continually seeks to replace and expand mineral reserves through the exploration of our existing properties, as well as through the acquisition of interests in new properties or in companies active in the acquisition of mining properties or companies.

Mineral Reserves and Resources

The mineral reserves and resources described in this document are estimates only and no assurance can be given that inferred, indicated or measured mineral resources will be moved to higher confidence levels or that any additional proven or probable reserves will be discovered or that any particular level of recovery of minerals will in fact be realized or that identified mineral resources will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited.  In addition, the grade of mineral resources ultimately mined may differ from that indicated by drilling results and such differences could be material.  Material changes in mineral resources, grades, stripping ratios or recovery rates may affect the economic viability of projects.  Estimated reserves may have to be recalculated based on actual production experience.  Market price fluctuations of metals, as well as increased production costs may lead the Company to determine that it is not economically feasible to continue commercial production at Neves-Corvo or to continue development activities at Aljustrel.

Operations/Environmental

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

The Neves-Corvo Mine inherently has a number of potential environmental risks, due to its size and scale, location (close to the Oeiras River) and the nature of the mineral deposit (pyritic, with heavy metals) (see "Mining Operations, Environmental Issues").  WAI has estimated that the mine closure costs will approximate 100 million. As the closure fund has only accumulated 14 million to date, an additional 86 million will need to be funded from operations on a monthly basis.

Insurance

No assurance can be given that insurance to cover the risks to which the Company's activities are subject will be available at all or at economically feasible premiums.  The Company currently maintains insurance within ranges of coverage that it believes to be consistent with industry practice for companies of a similar size and stage of development. The Company is not currently covered by any form of liability insurance with respect to its mineral exploration or development operations, nor is it currently covered by any form of political risk insurance.  The Company is not currently covered by any form of environmental liability insurance, since insurance against environmental risks (including potential for pollution or other hazards as a result of the disposal of waste products occurring from production) is not generally available to the Company or to other companies within the industry.  The payment of any such liabilities would reduce the funds available to the Company.  In the case of environmental compliance-related liabilities, if the Company is unable to fund fully the cost of remedying an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy.

Production and Cost Estimates

The Company has prepared estimates, and relies on the estimates of consultants and management, of future production and cash costs in respect of the Neves-Corvo and Aljustrel projects.  There is no assurance that such estimates will be achieved.  Failure to achieve such production or cost estimates could have an adverse impact on the Company's future cash flows, results of operations and financial condition.  Actual production from Neves-Corvo or from Aljustrel, if placed into production, may vary from such estimates for a variety of reasons such as: the actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; risks and hazards associated with mining (discussed under "Operations Risks"); and unexpected labour shortages or strikes.

Statutory and Regulatory Compliance

The current and future operations of the Company, from exploration through development activities and commercial production, if any, are and will be governed by laws and regulations governing mineral concession acquisition, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.  Companies engaged in exploration activities and in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  Furthermore, there can be no assurance that all permits which the Company may require for exploration, construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any mining project which the Company may undertake.  As the Company's principal properties are in Portugal, the Company and its subsidiaries will need to comply with the applicable laws, regulations and policies of such country and may face additional risks related to uncertain political and economic environments, changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits and increased financing costs.  Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in our activities, the extent of which cannot be predicted.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  The Company or its Portuguese subsidiaries may be required to compensate those suffering loss or damage by reason of its mineral exploration and mining activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits.  The Company is not currently covered by any form of environmental liability insurance.  See "Insurance Risk", above.

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

Employee Relations

A prolonged labour disruption at Neves-Corvo or at Aljustrel could have a material adverse effect on the Company's ability to achieve its objectives with respect to such properties and its operations as a whole.

The proposed increase in production at Neves-Corvo in the EuroZinc Life of Mine Plan (the "EuroZinc LOM Plan") depends on optimization of the workforce schedule as described in the WAI Report.  As such optimization is outside of the Company's control, there is no assurance that such a production increase can be achieved.

Repatriation of Earnings

Repatriation of earnings to Canada directly from Portugal is subject to withholding taxes of 10%.  There can be no assurance that additional restrictions on earnings from Portugal will not be imposed in the future.

Dependence on Key Management Employees

The Company's development to date has depended, and in the future will continue to depend, on the efforts of key management employees, namely, Colin Benner (Chief Executive Officer and Vice-Chairman) and Alvin Jackson (Chief Operating Officer and President). Loss of any of these people could have a material adverse effect on the Company. Although the Company has employment agreements in place with Mr. Jackson, Mr. Benner, AJ Ali (Executive Vice President, Chief Financial Officer, and Ronald Ewing (Executive Vice President, Corporate Affairs), the Company has no key man insurance with respect to any of its key employees.

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

Price Fluctuations:  Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  There can be no assurance that continual fluctuations in price will not occur.  During 2004, the price of the Company's Shares listed on the TSX and TSXV before listing on the TSX ranged from $0.28 to $0.87.

Political

The company operates or holds investments internationally in Portugal and the USA. EuroZinc does not regard the nature of these countries as a deterrent to operations or investment. EuroZinc does not currently maintain political risk insurance.

Mineral Projects

Neves-Corvo

In March of 2004, Wardell Armstrong International ("WAI") produced an independent technical report under NI 43-101, that was revised and dated May 7, 2004 (the "Wardell Report") on the Neves-Corvo copper mine. As part of the Wardell Report staff from WAI completed a site visit from November 28 to December 4, 2003 to review data and visit the operations.  In connection with the preparation of the Wardell Report, WAI reviewed data provided by Somincor and their consultants of the Neves-Corvo mine property, and drew its own conclusions therefrom, augmented by its direct field examination.  WAI did not carry out any independent exploration work, drill any holes nor carry out any sampling and assaying.  WAI did not perform any estimation of resources and reserves at Neves-Corvo, but reviewed the estimates performed by mine personnel, examined the procedures used and reviewed in-house procedures in arriving at statements.  While exercising all reasonable diligence in checking and confirming it, WAI relied upon the data presented by Somincor and EuroZinc in formulating its opinion.

Unless stated otherwise, the following disclosure regarding the Neves-Corvo mine is primarily summarized from the Wardell Report, which readers are encouraged to review in its entirety on SEDAR at www.sedar.com.  Disclosure in this AIF dated subsequent to the Wardell Report is provided by EuroZinc and is not derived from the Wardell Report.

Property Description and Location

The Neves-Corvo polymetallic base metal deposit is located within the western part of the world-class Iberian Pyrite Belt ("IPB").  The mine is situated in the Alentejo province of southern Portugal, some 15 km to the southeast of the town of Castro Verde.  The area has an excellent transport network with international airports at Faro some 80 km to the south and Lisbon 150 km to the northwest.

The Neves-Corvo operations consist of the following facilities:

  Underground mine, copper and tin processing facilities and central administration, training and environmental offices at the mine site;

  A railway spur line, concentrate storage buildings, ship loading facility and offices at Setubal;

  Sand extraction facilities; and

  Lisbon office.

The mining operations at Neves-Corvo are contained within a mining concession agreement (the "Neves-Corvo Mining Concession") between the State and Somincor covering 13.5 km2, located in the parishes of Santa Barbara de Padroes and Senhora da Graca de Padroes, counties of Castro Verde and Almodovar, district of Beja.  The Neves-Corvo Mining Concession provides the rights to exploit the Neves-Corvo deposits for copper, zinc, lead, silver, gold, tin and cobalt for an initial period of fifty years (from 24 November 1994) with two further extensions of twenty years each.

Under the Neves-Corvo Mining Concession, Somincor is obliged to:

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

  use Portuguese metallurgical refineries/smelters, if such should come into existence in the country and provided they offer competitive international terms; and

  pay, at the State's discretion, either a profit-related royalty of 10% of the net annual result (after all income tax and charges), or a revenue-based royalty of 1% (ex-mine value of mining products).  The revenue-based royalty may be reduced by 0.25% provided that the corresponding amount of such percentage is spent on mining development investment.  EuroZinc has used a rate of 0.75% in its financial model, being the rate formerly applied to Somincor. The Company, however, is currently paying the profit related royalty.

Under the terms of the purchase of Somincor the Neves-Corvo Mining Concession will be amended concurrently with closing of the purchase to reflect certain changes resulting from the transfer to full private ownership of the Neves-Corvo Mine.  The terms and key obligations summarised above will continue to apply under the amended concession agreement, with certain additional obligations being imposed on Somincor, including a requirement to provide security by means of a bank guarantee in the amount of 2.5 million within 60 days following the date of the amendment and an obligation to obtain the consent of the Government of Portugal to reductions in staff in excess of 10% in each year.

After closing the acquisition of Neves-Corvo, EuroZinc applied to DGGE for a new exploration concession (the "Exploration Concession") surrounding the Neves-Corvo Mining Concession and extends northwestward to adjoin the southern boundary of the recently applied for Malhadinha concession.  This process is expected to take 5-6 months for the approval of the proposed work program by DGGE's technical division through to signing by the Minister of State.  The concession that has been applied for is for a 5 year period with no reduction in area.

The prevailing income tax rate applicable to the Neves-Corvo Mine is 27.5% made up as to a federal tax of 25% and a municipal tax of 2.5%.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Neves-Corvo is connected by a good road into the national road network and is approximately a one-and-a-half hour drive from either Faro to the south or Lisbon to the north.  In addition, the mine has a dedicated rail link into the Portuguese rail network and on to the port of Setubal where the mine has a private harbour facility for concentrate shipments.

There are no major centres of population close to the mine, although a number of small villages with populations numbered in the hundreds do lie within the Neves-Corvo Mining Concession.  WAI does not believe that mining activities have a direct impact on any of these small settlements.

The topography around the mine is relatively subdued, comprising low hills with minimal rock outcrop.  The mine collar is 210 m above sea level.  The area supports low intensity agriculture confined to stock rearing and the production of cork and olives.

The climate of the region is semi-arid with an average July temperature of 23oC (maximum 40oC) and an average minimum temperature in winter of 3.8oC.  Rainfall averages 426mm, falling mainly in the winter months.

Mine site infrastructure includes a main headframe, two process plants, paste plant, rail facility, offices, surface workshops, mine store, laboratory, change house, medical building, restaurant, weighbridge, gatehouse, concentrate storage, etc.

Fresh water is supplied to the mine via a 400 mm diameter pipeline from the Santa Clara reservoir, approximately 40 km west of the mine.  Supply capacity is 600 m3/hr while storage facilities close to the mine hold thirty days' requirements.  The total water requirement for the mine and plant is estimated at over 350 m3/hr with as much as 75% of the volume being reused.

The mine is connected to the national electrical grid by a single 150 kilovolt (50 million volts per year rated) overhead power line 22.5 km long.

The Neves-Corvo Mining Concession provides sufficient surface rights to accommodate the existing mine infrastructure and allow expansion if required.

History

The Neves-Corvo orebodies were discovered in 1977 after a period of exploration drilling which was planned to test a number of favourable gravity anomalies.  Following discovery, Somincor was formed to exploit the deposits, and by 1983, the Corvo, Graca, Neves and Zambujal sulphide deposits had been partially outlined covering an area of some 1.5 km x 2 km.

RTG became involved in the project in 1985 effectively forming a 49:51% joint venture with the Portuguese government (EDM).  This change in shareholding led to a reappraisal of the project with eventual first production commencing from the Upper Corvo and Graca orebodies on 1 January 1989, achieving 1Mt in that year.  Total capital cost for the mine was approximately US$350 million.

During the development of the mine, significant tonnages of high-grade tin ores were discovered, associated with the copper mineralization, which led to the rapid construction of a tin plant at a cost of some US$70 million.  The plant was commissioned in 1990 and in that year some 270,000t of tin-bearing ore was treated.  This was followed between 1992-1994 by a major mine deepening exercise, at a cost of US$33 million, to access the Lower Corvo orebody through the installation of an inclined conveyor ramp linking the 700 and 550 levels.

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

Copper Plant Production Data 1997-2004
Year	2000	2001	2002	2003	2004(1)
kt treated	1,342	1,672	1,739	1,700	1,900
Feed Cu %	4.79	4.74	5.08	5.33	5.71
Recovery %	86.04	85.34	86.97	85.52	88.39

Note:

(1)    Data for 2004 post-dates the Wardell Report

Maximum production was achieved in 1998 (1.806Mtpa).  The copper head grade fell below 5% Cu in the years 1998 to 2001, but from 2002 to 2004 this figure was exceeded.  Since 1997, copper recovery ranged from 85.34% to 86.97%. In 2004, the mine produced 1.9 Mt grading 5.7 % copper with an average recovery of 88%.

Historical operating and capital costs are shown in the Table below.

Operating and Capital Costs 1997-2004
Parameter	Unit	2000(1)	2001	2002	2003	2004(2)
Tonnage Milled	Mt	1.515	1.784	1.739	1.707	1.902
Operating Costs	M	62.4	65.7	58.42	57.56	59.54
Unit Costs	/t	41.19	36.82	33.59	33.9	31.30
Capital Costs	M	15.0	20.6	14.0	14.49	19.0

Note:

(1)    Year 2000 costs affected by industrial action

(2)    Data for 2004 post-dates the Wardell Report

Geological Setting

Neves-Corvo is located in the western part of the IPB which stretches through southern Spain into Portugal and which has historically hosted numerous major stratiform volcanogenic massive sulphide ("VMS") deposits including the famous Rio Tinto mine, worked for gold and copper since Roman times.

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

The Neves-Corvo deposits are located at the top of a dominantly volcanic sequence of the VCS which consists of three piles of acid volcanics separated by shale units, with a discontinuous black shale horizon immediately below the lenses.  Above the mineralization, there is a repetition of volcano-sedimentary and flysch units.  The whole assemblage has been folded into a gentle anticline orientated NW-SE which plunges to the southeast, resulting in orebodies distributed on both limbs of the fold.  All the deposits have been affected by both sub-vertical and low angle thrust faults, causing repetition in some areas.

Mineralization is also concentrated within the footwall and hangingwall rocks, and although the deposits are similar to others found in the IPB, the high copper, tin and zinc grades are unique and the strong metal zonation patterns are well developed.

Exploration

Somincor has historically completed exploration programs within its mining lease to identify new deposits, extend known deposits and upgrade resources from inferred to indicated and measured categories.  To date, this process has been undoubtedly successful in that the mine commenced production with a resource of approximately 30Mt, while approximately 22Mt have been mined since then, although there is still a resource base of about 23Mt in the Measured and Indicated categories and 7.5Mt in the Inferred category.

In addition, exploration drilling by Somincor has been conducted in the surrounding exploration licence through the follow-up of numerous gravity anomalies.

WAI has reviewed the exploration data and is satisfied that it has been undertaken in a systematic and proficient manner both within the mine area and surrounding exploration concession.

Exploration work within the Neves-Corvo Mining Concession has concentrated primarily on the extension of known orebodies by both underground and surface drilling, and in particular, areas that are relatively close to surface.  As such, Zambujal and the adjoining bridge mineralization to Lower Corvo have been a recent target for continued assessment.

Moreover, recent underground drilling has identified some very important bridge Fissural Copper mineralization, originally identified from surface drilling, between the Lower Corvo and Lombador orebodies.  Initial results indicate that the potential exists to define a new resource in this area, although additional drilling is required to bring this mineralization into a classified resource.

Drill programs are completed from surface and underground workings within the mining lease and in 2005 about 11 km have been budgeted for ongoing exploration and resource delineation. The 2005 drill program will focus on upgrading inferred copper resources at Zambujal and Corvo-Lombador 'bridge' area, testing the western edge of the Neves deposits, as well as the upgrading of indicated copper resources at Neves and Corvo to the measure category. These works are augmented by an underground face sampling program, especially in drift and fill developments and stopes.

EuroZinc reports that exploration on the surrounding exploration concession (77 sq km concession expired in November 2004) has focused on testing a number of gravity anomalies by diamond drilling (approximately 34 km). This work has identified the target stratigraphic horizon that hosts the Neves Corvo massive sulphide deposits and in a number of holes intersected stockwork and massive sulphide mineralization, albeit of uneconomic thicknesses or grades.

EuroZinc has recently (subsequent to the Wardell Report) applied with the DGGE for the Exploration Concession (549 km sq) that surrounds the mining lease and covers the massive sulphide stratigraphy to the northwest up to the Messejana Fault. This Exploration Concession is contiguous with another recently applied for concession (524 km sq) by EuroZinc that surrounds the Aljustrel mine area and extends northwestwards to the Lousal mine and covers both the Neves Corvo and Aljustrel stratigraphic 'trends' below the Tertiary sediments of the Sada Basin Formation. Both concessions are expected to be granted sometime in the 2nd quarter of 2005 and EuroZinc is currently compiling the available historic data.

Once the concessions are granted, EuroZinc will start an extensive systematic exploration program that will be carried out over the next several years. The initial program will consist of re-processing historic gravity and magnetic data using new 3D inversion software only available to the market in the last few years and never used in the IPB. This work is expected to help reduce the background gravity anomalies caused by formational or structural repetitions and identify more discrete anomalies that will be tested by diamond drilling. In addition to reprocessing of geophysical data, detailed volcanic facies mapping and lithogeochemical studies will be completed to help identify vectors to mineralization. The above programs along with new geophysical and geochemical surveys will be compiled in a geographic information system to aid in target identification.

Mineralization

The following descriptions relate to the deposits in their original state, prior to mining.

Corvo

The Corvo orebody lies between 280 - 800 m below surface, dips to the northeast at 10-40o and has dimensions in plan of approximately 1,100 m down dip and 600 m along strike.  The orebody attains a maximum thickness of 95 m and consists of a basal layer of copper ore up to 30 m thick, overlain by barren pyrite containing intermittent lenses of copper mineralization.

The main massive sulphide orebody is predominantly overlain by a complex mineralized sequence known as "Rubane" which comprises an assemblage of chloritic shales, siltstones and chert-carbonate breccias that are all mineralized with cross-cutting and bedding-parallel sulphide veinlets and occasional thin lenses of massive sulphides.  The sulphides are predominantly copper-rich and Rubane ore constitutes over 15% of the total copper content of Corvo.  Rubane mineralization is interpreted as a stockwork emplaced in the hanging wall of the massive sulphide by low angle reverse faults (thrust faults).  Cupriferous sulphide stockwork zones (fissural mineralization), consisting of veinlet sulphides cutting footwall shales and acid volcanics, underlie the massive sulphide lens over part of its area.

Tin-rich ores occur closely associated with the copper ores, principally in the massive sulphide material and Rubane.  Massive sulphide tin ore, also containing high copper values, is distributed throughout the copper mineralization at Corvo defining a north-south trend.  At the north end, near the edge of the massive sulphides, the Rubane has high grades of tin and the underlying stockwork also contains tin ores.  Zinc mineralization develops laterally to the southeast of the copper and tin ores within the massive sulphide.

Graca

The Graca orebody, which is now mostly worked out with the exception of a small extension to the southeast, lies on the southern flank of the anticline and dips to the south at 10-70o.  The lens is up to 80 m thick extends for 700 m along strike, 500 m down dip and ranges in depth below surface from 230-450 m.  The orebody is linked to Corvo by a bridge of thin continuous sulphide mineralization.  As with Corvo, much of the copper ore occurs as a basal layer overlain by barren pyrite in which there are also intercalations of copper ore.

Massive sulphide tin ores occur as a trend through the copper ores from northeast to southwest, similar to that seen at Corvo.  However, there is no significant development of Rubane, although stockwork copper ore is being exploited in the southeast section of the orebody and extensions to this mineralization are being investigated.  In the massive sulphide there is again strong lateral metal zoning and zinc occurs preferentially in the southwest limit of Graca.

Neves

Neves consists of two lenses of mineralization, joined by a thin bridge, which dip to north at 5-25o.  The maximum true thickness is 55 m with a strike length of 1,200 m and 700 m down dip.  The southern lens, Neves South, contains mostly zinc ore with significant lead, silver and copper grades and minor barren pyrite, underlain by copper ore which is locally tin-bearing.  Zinc mineralization tends to be very fine grained (<25m) and does contain deleterious elements.

In contrast, Neves North is copper-rich and occurs mainly as a basal massive sulphide and as stockwork in the underlying shale and volcanic rocks.  The stockwork is well developed and extends well beyond the limits of the massive sulphide lens.

Zambujal

This area comprises a series of zinc-rich lenses (with similar mineralogy to the zinc mineralization at Neves South) with some copper mineralization which have been defined from surface drilling providing an Inferred resource for this area.  Eleven of the eighteen holes contain copper intervals with relatively low grades (<4% Cu), but rich in zinc. Furthermore, on-going exploration has discovered bridge mineralization linking it to Lower Corvo which is likely to increase the resource base.

Lombador

This deposit comprises continuous lenses of high grade zinc ore (>8%) with 2% lead and 0.5% copper which has been defined at an Inferred category from surface drilling.  The mineralization dips to the north at 20-40o, has a thickness of 100 m and extends for 1,350 m down dip and 600 m along strike.

Earlier exploration intersected a second lens north of Lombador that has the potential to extend the zinc resource.  Copper mineralization is also present at Lombador, but in minor quantities, although some potential exists in the bridges with Corvo and Neves North that are likely to result in additional resource definition.

Drilling and Sampling

Introduction

Neves-Corvo is a mature mining operation having been in production for nearly 15 years.  Commensurate with this is the vast database of sample data that has been accrued, and through time, reconciled against actual production data.

Exploration Drilling

As mentioned above, surface and underground exploration drilling is an on-going operation at the mine.  The mine has consistently undertaken approximately 11-12,000 m of underground exploration drilling per year, by contractors and in-house drill rigs, at a current cost of approximately 60/m.  Typically, underground fan drilling would produce intersections on approximately 35 m spacing.  In addition, surface drilling, often on a spacing of 75-100 m, has successfully outlined a number of new exploration targets such as Zambujal and Lombador, the latter by surface holes only.

Grade Control Drilling & Sampling

The mine utilises two main forms of stope development, notably drift and fill where the orebodies are thin and high grade and dip at between 15-45o, and bench and fill where the ore must be >16 m thick, be of a single ore type, and dip at >45o or <15o (mini bench and fill is used where the ore is <10 m thick).

For drift and fill, current grade control involves face sampling to a particular pattern dependent on the ore type being sampled.  For massive ores, 6 panel samples are collected from a 5 x 5 m face (originally, 9 samples were collected, but budget cut-backs and a general overall agreement of sampling results led to the reduction).  For fissural ores, 6 chip samples are collected across each face.

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

The laboratory has been accredited for 47 analytical methods and approximately 100 determinations.  Of these methods, 17 are for operational and commercial purposes and 30 are needed for environmental controls.  The laboratory is also responsible for sampling the concentrate leaving the mine by train and at Setubal.

Laboratory activity is ruled by written contracts signed by the client, stating for example:

  Number and frequency of samples to be delivered to the Lab;

  Analytical methods;

  Period to report the results; and

  Security of data and samples.

The laboratories regularly deal with three types of sample: underground production samples, production drill core and exploration drill core.  Initial preparation of these samples is common with drying at 105oC, crushing to ≤6.3 mm, riffle splitting, then milling to ≤1 mm.

The underground production samples are bagged and a sample taken for XRF analysis.  Similarly, the production and exploration drill core samples are also analysed by XRF, but are also subject to further analysis by electrogravimetric analysis if the copper grade is greater than 2 % copper.

WAI inspected these facilities and protocols and was satisfied with the set up at that time.

Quality Assurance/Quality Control ("QA/QC") systems are in place and appear to work satisfactorily.  In detail, these include:

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

In summary, Neves-Corvo operates stringent sample preparation and analytical procedures in full accordance with international standards.

Data Verification

WAI did not undertake a data verification exercise at Neves-Corvo as the original brief for the due diligence study did not require such an investigation.  Moreover, in a mature mine such as Neves-Corvo, there has been a constant data verification process from sample data through to resource models and as such, WAI was satisfied that any significant problems were dealt with as part of the on-going process.

However, as part of their study, WAI inspected a selection of drillhole sections, plans and assay data, and concluded that no problems existed.

In addition, WAI examined the orebody models with respect to the data input, statistical analysis and variography, and again concluded that no errors were identifiable.

Mineral Resource and Mineral Reserve Estimates

Historically, Neves-Corvo mine has used an in-house software system MineCad for resource and reserve estimation, which over the years has provided robust and reliable estimates.  However, this system is only capable of limited three-dimensional analysis, and as the mine has developed, a need for true three-dimensional modelling has come about.  As a consequence, during the last two years, the mine has been moving over to using the VULCAN software system which is better able to deal with the complex three-dimensional modelling required at the mine.

Neves-Corvo classifies resources according to the Australian Code for Reporting of Identified Mineral Resources and Ore Reserves (1999), generally known as the JORC code.  WAI are of the opinion that the JORC Code resource and reserve categories are in all material respects equivalent to the resource and reserve categories as defined by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") (2000) in Canada, and therefore the mineral resources identified by Somincor are directly equivalent to the Measured, Indicated and Inferred mineral resource as specified in NI 43-101.

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

The orebody modelling approach, using the places emphasis on the reconciliation of grades and tonnages from actual production with those that are estimated. Estimation methods are adjusted accordingly and, because of this, the resource modelling may be considered to warrant a relatively high degree of confidence.  Block sizes are 2 cubic metres for Measured Resources and 4 cubic metres for Indicated and Inferred, depending on the information available.

The resources are defined according to the dominant value metal present.  The geological grade boundaries used are: tin ore - >1% Sn; copper ore - >2% Cu; complex ore - >3.3% Zn.  In the case of ambiguity, tin takes priority over copper content, which in turn overrides zinc.

The Neves-Corvo mine has spent considerable time and effort on ascribing density values to the various ore types for use in the modelling and resource estimation processes.  WAI inspected the sample database and was generally satisfied with the protocols adopted and results produced.  In addition, WAI briefly inspected the variography used on several of the orebodies. The Neves-Corvo mine has traditionally modelled each orebody and ore type separately, but has effectively used a nested two-structure spherical variogram to model these data.  WAI inspected these variograms and concluded that they do seem to be appropriate.

The selection of cut-off grades has been based on geological rather than economic criteria.  The contacts of copper ore and waste in the massive sulphides are not gradational over appreciable distances and little change is achieved in the shape of the ore envelopes by varying the cut-off grade between 1.5% and 3.0% Cu.  Similarly, the high grade tin ores are defined by geological rather than gradational contacts.  The zinc cut-off defines geologically coherent zones within the sulphides, although the contacts are more gradational.  WAI agreed that given the existing production scenario, the use of geological grade cut-offs is appropriate.

The Neves-Corvo mine implements the JORC system of resource classification and applies the following guidelines:

  Measured Resources, which are the basis for short term planning, are derived from the underground borehole database, combined with underground mapping and stope sampling data.  In spatial terms, this involves 35 m spaced drillhole fans with or without galleries;

  Indicated Resources are derived from underground borehole data, again based on 35 m spaced drill fans, and geological interpretation based on cross-sections of the orebody.  There may also be limited underground development; and

  Inferred Resources are calculated mainly from surface diamond drill hole data (occasionally supplemented by underground diamond drilling) and modelled using contour plans of the main ore contacts.

Somincor uses the JORC code for resource classification, but presents their resource total as an aggregated amount including Measured, Indicated and Inferred, which is in contravention of the JORC

Code. Historically, the copper resources are annually replenished and from exploration data examined, it is likely that this trend will continue, certainly in the short term.

For the following mineral resource statement (subsequent to the Wardell Report), EuroZinc depleted the resource statement that appears in the Wardell Report by 2003 (1.7 million tonnes grading 5.33% copper) and 2004 (1.9 million tonnes grading 5.71% copper) production. Somincor is in the process of preparing a new copper mineral resource statement that will conform with CIM Standards on Mineral Resources and Mineral Reserves referred to in NI 43-01. It is expected that the new mineral resource statement will be completed before the end of the second quarter of 2005. The zinc resource is less well explored and includes 26.2Mt at 6.4% Zn in the Indicated category and 24.2Mt at 5.55% Zn in the Inferred category.

Classified Resources (December 31, 2004)
	Classification	Tonnes (kt)	% Copper
Copper	Measured	18,633	5.67
	Indicated	837	4.40
	Measured & Indicated	19,470	5.62
	Inferred	7,550	4.03

Zinc	Indicated	26.19	6.40
	Inferred	24.17	5.55

In contrast to the resources, Somincor does not currently apply the JORC code to their reserve statements.  For the purposes of Wardell Report, EuroZinc took the Measured and Indicated resource as stated above and applied a 95% recovery and global 13% dilution to provide a revised reserve statement on which EuroZinc prepared its Life of Mine Plan. WAI confirmed that the procedures used by EuroZinc in preparing that reserve statement were in accordance with JORC and NI 43-101.  The reserve statement was used by WAI in preparing their financial model.

For the following reserve statement (subsequent to the Wardell Report) EuroZinc depleted the reserve statement that appears in the Wardell Report by the 2004 production (1.9 million tonnes grading 5.71% copper). Somincor is in the process of preparing a new copper mineral reserve statement that will conform with CIM Standards on Mineral Resources and Reserves and the guidelines referred to in NI 43-101.  It is expected that the new statement of reserves will be completed before the end of the third quarter, 2005.

EuroZinc Copper Reserve Statement (December 31, 2004)
Orebody	Classification	Tonnes (kt)	% Copper
Corvo	Proven	11,721	5.65
Graca	Proven	198	3.65
Neves	Proven	4,916	3.51
Total	Proven	16,835	5.00

Corvo	Probable	140	5.81
Graca	Probable	5	3.65
Neves	Probable	336	3.31
Total	Probable	481	4.04
EuroZinc Copper Reserve Statement (December 31, 2004)
Total	Proven + Probable	17,316	4.97

Production Reconciliation

Historically, Neves-Corvo has shown some discrepancy between reserve grade and production grade, i.e., data collected from stope samples.  A study in 1996 indicated that produced tin grades consistently reconciled with the reserve base, while copper values were some 7% less than predicted.  Reasons put forward for this discrepancy included higher than expected dilution, and that the evaluation method itself overvalued the resource, although efforts were being made at the time to improve the situation.

More recently, the mine has seen a trend of reserve grades being approximately 10% lower than stope grades (data collected from stope drilling and face sampling), with mill head grades fluctuating between these two values, but not above the stope grades.

Discussions with mine personnel have indicated that much of this discrepancy is likely to stem from the type of grade control sampling being utilised, i.e., detailed sampling of a face over a 5 m height in a drift and fill stope, or similarly, analysis of grade control drillholes through a bench and fill stope will tend to better reflect the complex mineralogy, and will often provide a higher grade as the block modelling process, based on 35 m sample spacing, will tend to provide a "smoother" grade profile with values interpolated from the nearest samples.

Moreover, 35 m drill pierce points for measured resources appears to be fairly wide, based on a brief review of the variography.  Resource modelling is underestimating the grade and the possibility therefore exists that mineralization is being left that is above the cut-off grade.

Thus, in conclusion, WAI did not feel that there was a significant problem with production reconciliation, although WAI recommended that more sampling at the resource definition stage may negate the need for quite so much grade control sampling during production.

Mining Operations

Neves-Corvo has been developed as an underground operation, exploiting a number of polymetallic sulphide orebodies.  The mine hoists approximately 1.8Mt of ore per year (1.9Mt in 2004) via a shaft from the 700 m level, whilst a further access is provided by a decline to the 550 m elevation.  Ore from the deeper levels is transported to the 700 m level via an incline conveyor.  Mining methods have been dictated by geology and geotechnical considerations and at the present time, both drift and fill and bench and fill are utilised with the fill comprising either hydraulic fill or more recently, paste fill.

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

The Neves-Corvo mill presently processes approximately 1.7Mtpa of copper and tin ores (1.9Mt in 2004), although the tin resource is nearing exhaustion and forms little or no part in any future mining plans.  The mine employs 790 staff and a further 312 contractors at the mine site and their port concentrate handling facilities at Setubal.  In the recent past Somincor has been implementing a labour restructuring process to reduce direct employees and this has resulted in a reduction of staff since 2000 of

233.  However, this has been offset by an increase in contract staff and other outside contractors undertaking works previously conducted by mine personnel.

The mine access is provided by one vertical 5 m diameter shaft, hoisting ore from the 700 m level, and a ramp from surface at a gradient of 12%.  A number of shaft 'incidents' from July through to October 2003 adversely affected mine production, however, the cause has been identified and remedial measures are now in place to prevent any reoccurrence.

A number of different stoping methods are employed on the mine but the most prominent are  Bench and Fill and Drift and Fill, each of which account for 50% of production tonnages. Dilution was been highlighted as being a major concern in the Drift and Fill Stopes, but substantial improvements were made in 2004 (subsequent to the Wardell Report). The mine works a 3 shift per day pattern 5.5 days per week.

Mill

In recent years the copper ores have been treated at a rate of approximately 1.7Mtpa compared with an installed capacity of 1.85Mtpa (1.9Mt in 2004).  Since 2000 copper recovery has ranged from 85.3% to 88.0% to a copper concentrate grade of between 23 and 24% Cu.  The plant throughput could be increased to 2.2Mtpa by utilising two regrind mills on secondary milling duty, thus increasing secondary milling capacity from 1600 kilowatts to 2400 kilowatts.  There is sufficient crushing, flotation and concentrate dewatering capacity for the proposed increase in throughput.

It is believed that metallurgical improvements can be made in the concentrator and that a concentrate grade of 24.1% at 88% recovery is achievable.

Plans are underway to develop the considerable zinc/lead resources of Neves-Corvo. As tin ores are rapidly depleting, the "stand-alone" tin plant on surface could treat these zinc/lead ores with minor modifications. Bench scale metallurgical testing was carried out in 2004 (subsequent to the Wardell Report).

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

The following contracts/costs are incurred during sample shipment:

  Trucking of concentrates from the Copper Plant to the on-site railhead

  Rail transport from the mine site to Setubal

  Rent for terminal facility

  Port facility royalties

  Use of equipment at port

  Port security

EuroZinc reports that the total cost of shipping a tonne (wet) of concentrate from the mine site to Setubal is 6.61/tonne and handling costs at Setubal are a further 3.8 per tonne.

Concentrates are predominantly sold to five companies.  A list of these smelters and the 2004 deliveries (subsequent to the Wardell Report) are given in the table below:

Concentrate Shipment
Smelter	dmt shipped, 2004
Atlantic Copper SA (Spain)	113
Noranda Inc. (Canada)	7.7
Outukumpu Harjavalta Metals OY(Finland)	75
Norddeutsche Affinerie AG (Germany)	111
Caraiba Metais SA (Brazil)	36.5
Glencore International AG	15
Trafigura	33.9

The exact details of the copper concentrate sales contracts were not made available to WAI during the site visit.  General commercial terms were, however, given by the Commercial Manager and were stated to be within normal market parameters.

Somincor reported treatment charges for 2003 ranging between 53-71 US$/tonne (dry) with an average of approximately US$60 per tonne.  For 2004 (subsequent to the Wardell Report) the figure was US$46.31 per tonne.  The copper refining charges are equivalent to 10% of treatment charges in $/tonne.  The copper concentrates incur penalties, predominantly for mercury, and a credit for silver values all as per normal market terms.

Concentrate shipping costs for 2003 and 2004 (subsequent to the Wardell Report) are given in the following table:

Concentrate Shipping Costs
Destination	2003 /tonne*	2004 /tonne*
ATC Spain	6	5.45
NAF Germany	8-9	7.95
OK Finland	10	10.30

*Per wet metric tonne

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

If the method of tailings disposal remains unchanged, then three more dam raises are needed above the 255 m level (currently under construction) to provide sufficient capacity for storing tailings over the predicted life of mine.  There are major financial implications for continuing with sub-aqueous deposition.  In terms of the existing dam structures, they have been constructed and maintained in an acceptable manner, in accordance with best practice. Accordingly, there are good technical and financial reasons to continue using the Cerro do Lobo tailings dam and switching to paste tailings, but in terms of programming, the changeover must occur in the next few years. A major review of closure requirements and costs is due in 2005. Somincor, together with consultant, Golder and Associates, is investigating the implementation of the paste tailings disposal method at the tailings facility. The need for an alternate disposal method for tailings is driven jointly by environmental and the closure needs of the mine. The current closure proposal (perpetual wet cover) is not sustainable in the long term due to the environmental setting of the mine (semi-arid environment). While it is operationally feasible to maintain and monitor a wet cover during the operational life of the mine (as is currently the case), it becomes more difficult during the post closure period.

Environmental Issues

The Neves-Corvo mine inherently has a number of significant potential environmental impacts, due to its size and scale, location (close to the Oeiras River) and the nature of the mineral deposit (pyritic, with heavy metals).  Environmentally, it is a challenging operation.  Notwithstanding the occasional environmental problems and incidents, the mine is operated and managed to a very high standard, largely in accordance with best international practice, and the potential impacts are well understood and mitigated.

As far as can be determined all the required environmental permits are in place and Somincor has a good relationship with the national and regional environmental regulators.  The waste rock dumps are in the process of being permitted, and until 2003 these were considered to be stockpiles rather than final disposal locations.

The only significant area of concern that was not, in WAI's opinion, being dealt with adequately by Somincor, was the provision for mine closure and the closure funding arrangements. Based on an environmental study that was completed by SRK (UK) in 1992, and updated in 1998 and 1999, Somincor's assessment of the mine closure liabilities is 57.7 million, including costs of 1.7 associated with the closure of the Setubal port facility. As of December 31, 2004 (subsequent to the Wardell Report), Somincor has accumulated 14 million in a closure fund. Both the assessment and the closure fund were low, in WAI's estimation, relative to the mine's past production and profit. In WAI's opinion the financial provision for closure should be more in the region of 100 million at 2003 costs.

 EuroZinc has allowed for an environmental fund of US$100 million to be built up over the term of the mine life (to 2012), which WAI felt is a better estimation prior to the completion of the study on the paste tailings disposal method.

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

EuroZinc prepared the EuroZinc LOM Plan and financial model that takes into account JORC Classified ore in the Measured and Indicated Resources only to arrive at a Reserve Statement of 19.252Mt at 5.04% copper and have applied mining rates and costs that they feel more applicable to the Neves-Corvo Mine.  WAI, having reviewed the data, was satisfied that the EuroZinc LOM Plan was prepared in a competent manner.

On the upside it is expected that the significant quantity of Inferred Resources in the Lombador and Zambujal orebodies will transfer into the Measured and Indicated categories extending the mine life to 2016 and possibly beyond.

The EuroZinc financial model, assuming an acquisition price of US$160 million (128 million) and a discount rate of 7%, estimates the Net Present Value ("NPV") of the Neves-Corvo Mine, pre-acquisition as being US$276.81 million, and post acquisition as being US$101.32, at an average copper price of US$0.925 per pound and an exchange rate of US$1.1: 1.0.  The model sensitivity to the discount rate pre and post acquisition are given as:

EuroZinc Base Case Financial Model, Neves-Corvo NPV
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

Aljustrel Project

The Aljustrel Project includes the Aljustrel Mining Lease and the surrounding Malhadinha Exploration Concession.  The properties are held by PA, which in turn is owned by EuroZinc (ownership of 99.6%). The Malhadinha Exploration Concession expired on the 30th of September 2004 and the company has recently applied for a new Malhadinha Concession. The new concession (524 sq km) surrounds the Aljustrel Mining Lease and extends northwestward to, and including the Lousal deposit covering the favourable massive sulphide hosting stratigraphy.

Mining in this area has been proceeding for over a hundred years.  Most of the extraction was for sulphides.  Modern base metal mining was done from 1991 to 1993.  The previous operation utilized modern mining methods and procedures with large and productive equipment.  The underground openings and infrastructure, the process plant and the waste management facilities have been on continuous care and maintenance since closure.  Sixty-nine people are currently fully employed by PA at the site.

The project comprises the upgrading of the process facilities, underground access and infrastructure, and pre-production development of underground stoping areas to produce 1.8Mtpa of zinc, lead, copper and silver ore.  The work has been done to the level of a Final Feasibility Study.

The Moinho and Feitais deposits were the focus of a Final Feasibility Study (the "Aljustrel Feasibility Study") to produce 1.6Mtpa of ore completed in June 2000 by a team of consultants led by Steffen Robertson and Kirsten (Canada) Inc. ("SRK") which included Rescan Engineering Ltd, Knight Piesold Ltd., Rescan Environmental Services Ltd., International Metallurgical and Environmental Inc. and Merit Consultants International Inc (collectively referred to as the Project Consultants).  This study was subsequently updated in February 2001 (the "2001 Report") from 1.6Mtpa to 1.8Mtpa.

The Aljustrel Feasibility Study is somewhat different from most mining feasibility studies in as much as most of the plant and surface facilities are already in place, there are considerable underground exposures and trial stopes, and there is relatively current productivity and operating cost information available.  See "Accessibility, Climate, Local Resources, Infrastructure and Physiography" for a description of the existing infrastructure at the Aljustrel Project.

The disclosure contained herein is summarized from the "March 2004 Update (as revised on May 10, 2004) of the Steffen Robertson Kirsten (Canada) Inc. Aljustrel Project Feasibility Study - June 2000" dated May 10, 2004 (the "2004 Report") as required under NI 43-101 of the Canadian Securities Administrators.  The 2004 Report has used information from the Aljustrel Feasibility Study and 2001 Report since there have been no material changes to the site since February 2001.  The 2004 Report incorporates updated operating and capital costs (re-quotes etc.), metal prices, exchange rates and financial information.  A new financial analysis has been carried out.  Readers are encouraged to review the entire 2004 Report which is located on SEDAR at www.sedar.com.

Property Description and Location

The Aljustrel Project consists of the Aljustrel Mining Lease and the surrounding Malhadinha Exploration Concession.

The Aljustrel Mining Lease is centred in the town of Aljustrel and covers the St. Joao, Moinho, Algares and Feitais massive sulphide deposits.  The lease has an area of 5.2 km2.  The lease was signed between the Secretary of State of Industry for the Government of Portugal and PA on the 10th of January 1992.  The permit is good for 50 years from the date of signing, with right of renewal, and includes the exploitation of sulphur, copper, zinc, lead, silver and gold.  The lease has no royalty to the state.

PA previously held the Malhadinha Exploration Concession, which surrounded PA's Aljustrel Mining Lease, however, the concession expired on the 30th of September 2004. The Company has applied to the Government, through the DGGE, for a new concession (524 sq km) that surrounds the Aljustrel Mining Lease and covers the prospective stratigraphy northwestward to and including the Lousal mine. Granting of the concession is expected to take place in the second quarter of 2005.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Aljustrel Project is accessible by rail and major highways from Lisbon and Faro, both of which have daily international flights to other locations in Europe and abroad.  Aljustrel is located 175 km southeast of Lisbon and 125 km north of Faro.  There are some 12,000 inhabitants living in the Aljustrel Municipality, which is part of the District of Beja.

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

The Alustrel Mining Lease provides sufficient surface rights for the Company's proposed mining operations on the property.

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

Servico de Fomento Mineiro (state agency precursor to IGM and DGGE) discovered the upper edge ("Carrasco vein") of the Moinho deposit 14 metres below surface during a Turam EM survey in 1956.  This survey failed to detect the deeper and thicker part of the deposit that was identified by gravity and drilling in subsequent years.  The deposit was developed and exploited from the 0 level to the 200 level using cut and fill mining by Minas de Aljustrel S.A.R.L., a Belgium owned company, from 1955 to 1974.

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

In the late 1980s the market for pyrite collapsed and pyrite mining became uneconomic.  Encouraged by the success of the recently discovered copper and tin rich Neves-Corvo mine located 50 kilometres to the south, PA decided to change focus and start extracting base metals from the Moinho deposit.  This involved constructing a 1.2 million tonnes/year processing plant, sinking a shaft, installing an underground crusher and conveyor system and driving a 3 kilometre access ramp from surface to provide trackless access to the mine.  The extraction method was changed from small-scale cut and fill mining to large-scale long hole open stoping, and development workings were completed on the 275, 305 and 335-metre levels.  The Moinho workings were much larger (4.5 x 5 metres) than previous workings because of the change to trackless mining and larger scale mining equipment.

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

In 1993, Robertson Research Minerals Ltd. was retained by PA to assist in the preparation of a report to provide a technical and economic opinion of the future economic viability of the base metal mining and processing operations at Aljustrel.  The main conclusion drawn from this report was that the base metal and processing facilities at Aljustrel could be operated at sufficient profit to repay future capital and development costs, and yield a Net Cash Flow of US$101 million over a 15-year operational period.

In 1998, EuroZinc, through its Predecessor Companies completed a Pre-Feasibility study that examined the economic viability of selectively mining the higher grade zinc zones within the Feitais and Moinho massive sulphide deposits.  The study, completed in October 1998, investigated mining at a rate of 1.5 million tonnes per year for a project life of 12 years.  A financial analysis based on metal price of US$0.55 per pound of zinc, US$0.28 per pound of lead and US$5.50 per ounce of silver, and assuming 100% equity financing, indicated that the project should move forward to full feasibility.

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

The IPB is the largest VMS district in the world, hosting over 90 individual occurrences that include some of the largest deposits in the world.  Some of the larger deposits are considered to be giant deposits (>50 million tonnes), and include Rio Tinto (>290), Neves-Corvo (>270), Aljustrel (>230), Los Frailes-Aznalcollar (>110), Tharsis (>100), La Zarza (>100) and Sotiel-Migollas (>100).  Most of the deposits occur in clusters that may represent multiple deposits related to the same volcanic centre or bodies dismembered and displaced by syn-depositional slumping or post-depositional faulting.  The deposits are commonly zoned with higher-grade zinc-rich zones near the hanging wall and copper-rich zones near the footwall, separated by barren to lower grade pyrite.

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

The waning stages of volcanism and hydrothermal activity are marked by the deposition of jasper and tuffaceous sediments of the Lower Sedimentary unit (Paraiso formation).  This unit, deposited during a period of quiescence, forms a regionally extensive marker horizon in the Aljustrel Mine area and in other parts of the IPB.  The Quartz Feldspar Porphyritic Rhyolite unit appears to be a high-level intrusive unit that has intruded the stratigraphic sequence up to and including the Lower Sedimentary unit.

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

In 1998 and 1999, EuroZinc completed 81 surface diamond drill holes totalling over 25,000 metres and more than 1,000 metres of underground channel sampling to define the limits of higher grade zinc and copper mineralization within the Feitais deposit.   Previous operators completed 24 surface holes (10,570 metres) and 57 underground holes (6,900 metres).  This work outlined a massive sulphide body 900 meters long by 700 meters wide by up to >100 metres thick.  The body strikes AZ305 degrees, dips -50 degrees to the northeast and plunges 30 degrees to the northwest.  Holes were drilled in the direction of 225 degrees and intersected the massive sulphide body from 50 metres to 500 metres below surface.  The deposit is open down dip and down plunge to the northwest towards the Represa fault.  Northwest of this fault, the deposit is displaced to the northeast with a relative horizontal displacement of 800 metres where it is called the Estacao deposit.

Underground mapping and drilling indicates the Moinho deposit is about 700 metres long by 700 metres wide by >1 to 100 metres thick and strikes AZ315 degrees and dips 60-70 degrees to the northeast.  The deposit is open up-plunge to the south and truncated down-dip by the northwest-southeast striking Moinho hanging wall fault.  A similarly oriented fault occurs in the footwall of the deposit and appears to be coincident with the axial plane of the Southwest anticline.  The deposit can be traced northwards by a thin sulphide interval (Carrasco vein) that extends from the Moinho to the St Joao deposit a distance of 200-300 metres.  This thin sulphide interval may represent a thin accumulation of sulphides on a topographic high that separates the Moinho and the St. Joao deposits.

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

The Moinho mine data set includes:

  Diamond drill holes (15,086 m in 111 holes) completed by PA.  It is stored in a warehouse on site in racks in an organized fashion and is available for inspection and re-sampling.  Surface drill holes completed at the discovery stage with uncertain down hole surveys were not used in the resource calculation.

  Historic muck samples (3,657 samples) completed by PA.  Samples were collected after each advance (3m) in mineralized drifts and cross-cuts.  This data has not been used in the resource calculation except in rare cases where channel samples could not be collected where a drift intersected a cross-cut.

  Diamond drill holes (980 m in 10 holes) completed by EuroZinc. It is stored in warehouse on site in racks in an organized fashion and is available for inspection and re-sampling.  Sample rejects are stored on site and pulps are archived with the analytical laboratory in Vancouver, Canada.

  Channel samples (849 two-metre samples) completed by EuroZinc. The channel samples were collected using a hydraulic saw.  Sample rejects are stored on site and pulps are archived with the analytical laboratory in Vancouver, Canada.

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

  Assay samples are 2.0 m in length or smaller to honour gross geological units or major structures.

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

  Channel samples were marked on the right and left walls of the cross-cuts at about waist height by company geologist at 2 m intervals, except at geological contacts where the sample may be less than 2 m.

  Company technicians, using a hydraulic saw, would cut two lines on the face spaced about 4 cm apart and about 4 cm in depth.  Technicians would then use a pneumatic chisel to break out the sample between the two cut lines and the sample marks.  Samples were tagged, bagged, sealed and transported to the sample preparation lab on site after each shift.

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

Measured Mineral Resources have been defined where the grade and geometry of the deposit is known with a high degree of confidence, allowing detailed mine design and mine planning to proceed.  The measured resources at Aljustrel are located adjacent to underground workings or where the drill density is typically less than 15 m.

Indicated Mineral Resources are those where the grade and geometry are known with sufficient confidence to complete mine design, scheduling and development costs.  Although the actual location of planned stopes may vary somewhat with additional infill drilling and underground sampling, this is not expected to significantly change the economic viability of the project.  The indicated resources at Aljustrel are located within that portion of the deposit having a drill density of approximately 40m or less.

Inferred Mineral Resources are primarily located along the perimeter of the deposit, where drill density is typically greater than 40 m.

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

Measure and Indicated Zinc Resource (4.0% zinc cut-off) for the Moinho deposit.

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

  Geometry - the resource boundary at a 4.5% cut-off has variable geometry, however this has been taken into account in the stope design with both planned and unplanned dilution.  The horizontal mining thickness varies from a minimum of 10 m to over 40m with an average of approximately 25 m.  The dip of the ore bodies varies from 40o to 60o with an average of 55o.

  Rock mass - footwall and hanging wall ground conditions are considered to be good to very good and the ore, which is massive sulphide, is excellent.  A minimum 3 m skin of sulphide will be left on all stope hanging walls.  In general, there are few major faults or weakening structures that will affect the mine design.

  Disturbance - the three ore zones are relatively discrete and the induced stresses from a total extraction system will be relatively low and only moderate amounts of ground support will be required.

  Production rates - the geometry and size of the ore deposit allows a comfortable production capacity of around 2Mtpa; the planned production rate is 1.8Mtpa, which is below capacity.

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

The planned stoping dimensions, drilling procedures and stope sequencing are:

  The maximum level interval will be 60m and the average will be 40 m.  The stopes will be 20 m along strike with a maximum of 30m across the orebody.  Tertiary stopes will be designed where the orebody is greater than 30m.

  Dilution from the hanging wall volcanic rocks will be controlled by leaving a minimum 3 m "skin" of massive sulphide.

  Drilling from the fully silled level will consist of down-hole, top-hammer, drills with 115 mm diameter holes drilled in a parallel pattern.

  Where the level is over 40 m, up-hole, top-hammer, drilling with 76-89 mm diameter holes will be drilled with a parallel pattern from the bottom sill.

  Production will utilize a primary - secondary stope sequence with the primary stopes leading the secondary stopes by a single level.

  Stopes will be mucked with 8-yard scoops, which will either tip directly into the ore pass or will load trucks where the one-way traveling distance is over 250 m.

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

Mining at Moinho (approximately 2.15Mt) is from stopes adjacent to existing stope areas and makes use of existing development and infrastructure.  The mining method will be up-hole benching with longitudinal retreat with 30m sub-level intervals.  The open stopes will be left unfilled.  The design follows the recommendations from PA's geotechnical consultant at that time (1990), Golder Associates, however the stoping has been changed to longitudinal retreat and the contraction of stope outlines to fit the higher-grade portions of the deposit.  The resource was calculated at a 4.0% zinc cut-off from which the stopes were designed.

The copper reserve will be extracted using the same mining methods as for the zinc reserve.  A minimum 8 m pillar along strike will separate the previously mined zinc stopes from the copper stopes.

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

The current Mine Schedule shows a life of mine of 10 years based on an average annual production rate of 1.8Mtpa (years 3 to 7).  Details of the schedule are outlined in the Aljustrel Feasibility Study and the 2001 Report, which is available for inspection.  In summary, the schedule has been constrained with practical rates for all operating units and the backfill and stope sequence constraints are strictly observed.

Process Plant Description

The Aljustrel industrial plant, previously operated by PA, was initially designed to process 1.15Mtpa of Moinho ore.  The industrial plant, incorporating autogenous/pebble mill grinding was commissioned and operated by PA in 1991 to produce selective copper, lead and zinc concentrates.  The plant operated for 18 months and then shut down due to operating problems, low metal recoveries, and low metal prices.

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

Markets

An internal marketing group will be responsible for marketing of all Aljustrel concentrate products. It is not felt that placement of the concentrate will be an issue given the current and projected shortage of zinc concentrates on the world market.  The specific payment terms of individual contracts will be negotiated on a periodic basis at prevailing world terms.

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

  Operational permits are in place, with the exception of an "Environmental Licensing Request" that must be made at the point that the mine is ready to commence operations.

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

Capital Cost Estimates

The total estimated capital cost to design, construct, install and commission the new Aljustrel mining and processing facilities described in the 2004 Report is US$86 million.  However, considering the scheduling of the project and the revenue generated from the operation of Moinho prior to full start up of the Feitais mine, there is an actual estimated net capital outlay of approximately US$70 million.  The costs are all expressed in US dollars and exclude taxes, duties, escalation and interest during construction.  The accuracy of the estimate is considered to be about +/- 15%.  The contingency is 8% of the total direct and indirect costs, with no contingency on the Owner's Costs or Working Capital.

Operating Cost Estimates

Operating cost for the 10-year mine life is estimated to be US$19.24/t milled.

Payback and Economic Analysis

The Aljustrel Life of Mine Plan and Financial Model demonstrates a payback of initial capital at 3.51 years assuming a 5% discount rate.  This assessment is based on a metal price assumption of US$0.50 per pound for zinc, US$0.35 per pound for lead, US$0.95 per pound for copper and US$6.00 per ounce for silver.  The Aljustrel Life of Mine Plan demonstrates a positive net present value of US$56.8 million at a 5% discount rate after taxes and an internal rate of return of 25.9%.  This positive value demonstrates that the Probable Mineral Reserve as documented in the 2004 Report does in fact constitute ore.  Assumptions used in the model include:

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

Exploration and Development

The Company has made a commitment to proceed with the initial detailed engineering required for the upgrades to the mill at Aljustrel, at an estimated cost of $650,000.  The engineering work is expected to take two to three months to complete. It is the intention of the Company to proceed, as market conditions and commodity prices will allow, with separate project funding for Aljustrel to finance the completion of the balance of the work required to upgrade the mill and to develop the Feitais deposit as detailed in the updated Aljustrel Life of Mine Plan.  The cost of the care and maintenance of Aljustrel over the years ended 2002 and 2003 has averaged approximately $370,000 per month, and that cost is not expected to change significantly.  The Company may realize certain synergies as a result of the close proximity and common ownership of Neves-Corvo and Aljustrel.

ITEM 5:  DIVIDENDS

There are no restrictions which prevent the Company from paying dividends.  The Company has not paid any dividends in the last three fiscal years.  The Company has no present intention of paying any dividends, as it anticipates that all available funds will be invested to finance the growth of its business.  The directors of the Company will determine if and when dividends should be declared and paid in the future, based on the Company's financial position at the relevant time.

ITEM 6:  DESCRIPTION OF CAPITAL STRUCTURE

General

The Company is authorized to issue 1,000,000,000 Shares without par value of which 518,266,820 Shares were issued at March 29, 2005.  The holders of Shares are entitled to receive notice of and attend all meetings of shareholders with each Share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings.  The holders of Shares are entitled to dividends if, as and when declared by the board of directors of the Company.  The Shares are entitled upon liquidation, dissolution or winding up of the Company to receive the remaining assets of the Company available for distribution to shareholders.

ITEM 7:  MARKET FOR SECURITIES

The Company's Shares are listed and posted for trading on the TSX under the symbol EZM.

Trading Price and Volume

The following table provides information as to the monthly high and low closing prices of the Company's Shares during the 12 months of the most recently completed financial year as well as the volume of Shares traded for each month:

Month	High	Low	Volume
January	$0.57	$0.28	10,141,261
February	$0.79	$0.40	16,207,577
March	$0.75	$0.55	14,282,562
April	$0.66	$0.57	11,556,739
May	$0.68	$0.42	14,673,384
June	$0.73	$0.53	25,099,978
July (1)	$0.75	$0.61	22,270,399
August	$0.69	$0.58	33,568,396
September	$0.77	$0.61	24,381,031
October	$0.87	$0.68	38,143,460
November	$0.75	$0.60	19,784,896
December	$0.71	$0.62	12,915,775

(1) From January 1, 2004 until July 4, 2004, the Company's shares were traded through the facilities of the TSX Venture Exchange and on July 5, 2004, the Company's Shares were delisted from trading on the TSX Venture Exchange and were listed for trading on the senior board of the TSX.

ITEM 8:  ESCROWED SECURITIES

There are no EuroZinc securities in escrow.

ITEM 9:  DIRECTORS AND OFFICERS

Name, Address, Occupation and Security Holding

The name, province or state and country of residence, positions held with the Company and principal occupation of each director, officer and executive officer of the Company within the five preceding years as at the date of this AIF is as follows:

Name, Position, Province or State and Country of Residence(1)	Principal Occupations Within Five Preceding Years(1)	Period of Service as a Director(2)
J.E. (Ted) Fletcher(4)(5) Chairman, and Director BC, Canada	Retired mining executive.	Since September 1999
Colin K. Benner Vice Chairman, Chief Executive Officer and Director BC, Canada

Vice Chairman, Chief Executive Officer and Director of the Company; formerly President, Chief Executive Officer and director of Breakwater Resources Ltd., a mineral exploration and development company.

Since December 1, 2004
Alvin W. Jackson President, Chief Operating Officer and Director BC, Canada	President, Chief Operating Officer and Director of the Company.	Since April 1999
Ronald Ewing Executive Vice-President, Corporate Affairs BC, Canada	Executive Vice-President, Corporate Affairs of the Company and Corporate Secretary; formerly Chief Financial Officer	N/A
John Greig(3) (5) Director BC, Canada	Geologist.	Since April 1999
David F. Mullen(3) (4) Director BC, Canada	Chief Executive Officer of HSBC Capital (Canada) Inc., a merchant banking company.	Since April 1999
Ryan Bennett(4) Director Colorado, USA	Geologist and mining engineer; Vice President of Resource Capital Fund, an investment fund focussing on mining and mineral exploration companies.	Since April 1999
Christian Bue(5) Director France	International Consultant; Doctor in Economics, Universite de Paris; Retired mining company executive.	Since June 2001
Graham Mascall Director Surrey, England	Self-employed mining/financial consultant. Previously Vice President, Business Development of BHP Billiton a mineral exploration and development company.	Since October 2002

Ronald S. Simkus(4) Director BC, Canada

Senior Vice-President, Mining of Corriente Resources Inc., a mineral exploration and development company since February, 2004; Previously President & CEO of Compania Minera Antamina, a mineral exploration company in Lima, Peru from May, 2001 to August, 2003; Previously President & General Manager, Highland Valley Copper, Logan Lake, BC a mineral exploration and development company from April, 1994 to May, 2001

Since April, 2004
John G. Shanahan(3) (5) Director New York, USA

Vice-President of Barclays Capital, an investment bank from January, 2001 to June, 2002; Formerly Vice-President of TradingLinx.com an investment company from April, 2000 to October 2002; Formerly vice-President, Rothschild Inc., an investment bank from February, 1997 to April, 2000;

Since April, 2004
A.J. Ali Executive Vice President & Chief Financial Officer Lisbon, Portugal	Executive Vice President and CFO of the Company; Formerly Senior Vice President, Finance of the Company; Formerly Vice President, Finance, Resource 21 LLC (a Boeing Company); Chartered Accountant.	N/A
Adriano F. Barros Vice President, Business Development - Braga, Portugal	Mining Engineer.	N/A
Garnet Dawson Vice President, Exploration Vancouver, Canada

Vice President, Exploration of the Company; registered Professional Geoscientist with the Association of the Professional Engineers and Geoscientists of British Columbia. Overall Qualified Person for the Company with respect to design and execution of exploration programs and mineral resource estimates

N/A

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

(5)

Denotes members of the Corporate Governance Committee.

As at the date of this AIF, the directors and officers as a group beneficially own, directly or indirectly, or exercise control or direction over 4,059,372 Shares, representing 0.78% of the issued Shares.  Resource Capital Funds and the directors and officers of EuroZinc hold a combined total of 171,629,906 Shares representing 33.12% of the issued Shares.

At this time the Company does not have an Executive Committee.

Corporate Cease Trade Orders or Bankruptcies

Except as hereafter set out, no director or executive officer of the Company, or a shareholder holding a sufficient number of Shares of the Company to affect materially the control of the Company, is or within the 10 years before the date of this AIF has been, a director or officer of any corporation that, while that person was acting in that capacity, was the subject of a cease trade or similar order, or an order that denied such corporation access to any exemption under securities legislation, for a period of more than 30 consecutive days, or was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer in the corporation being the subject of a cease trade order or similar order that denied such corporation access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of such corporation.  The foregoing information, not being within the knowledge of the Company, has been furnished by the respective directors, officers and any control shareholder of the Company individually.

Penalties or Sanctions

No director or officer of the Company has been the subject of any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or, except as hereafter set out, has been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

During the ten years preceding the date of this AIF, no director, officer or a shareholder holding a sufficient number of shares of the Company to affect materially the control of the Company, or a personal holding company of any such persons, has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.  The foregoing information, not being within the knowledge of the Company, has been furnished by the respective directors, officers and any control shareholder of the Company individually.

Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms.  From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  In accordance with the laws of British Columbia  the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.  In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors and officers.  All such conflicts will be disclosed by such directors or officers in accordance with the laws of British Columbia shall govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.  The directors and officers of the Company are not aware of any such conflicts of interests.

ITEM 10:  AUDIT COMMITTEE

Under Multilateral Instrument 52-110 - Audit Committees ("MI 52-110"), companies are required to provide disclosure with respect to their audit committee including the text of the audit committee's charter, composition of the audit committee and the fees paid to the external auditor.  Accordingly the Company provides the following disclosure with respect to its audit committee:

The Audit Committee's Charter

The following is the text of the Audit Committee's Charter:

A.

"PURPOSE

The overall purpose of the Audit Committee (the "Committee") is to ensure that the Company's management has designed and implemented an effective system of internal financial controls, to review and report on the integrity of the consolidated financial statements of the Company and to review the Company's compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of material facts.

B.

COMPOSITION, PROCEDURES AND ORGANIZATION

1.

The Committee shall consist of at least three members of the Board of Directors (the "Board"), all of whom shall be "independent directors", as that term is defined in National Instrument 52-110, "Audit Committees".

2.

All of the members of the Committee shall be "financially literate" (i.e. able to read and understand a set of  financial statements that present a breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

3.

At least one member of the Committee shall have accounting or related financial expertise (i.e. able to analyze and interpret a full set of financial statements, including the notes thereto, in accordance with generally accepted accounting principles).

4.

The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Committee for the ensuing year.  The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

5.

Unless the Board shall have appointed a chair of the Committee or  in the event of the absence of the chair, the members of the Committee shall elect a chair from among their number.

6.

The secretary of the Committee shall be designated from time to time from one of the members of the Committee or, failing that, shall be the Company's corporate secretary, unless otherwise determined by the Committee.

7.

The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

8.

The Committee shall have access to such officers and employees of the Company and to the Company's external auditors, and to such information respecting the Company, as it considers to be necessary or advisable in order to perform its duties and responsibilities.

9.

Meetings of the Committee shall be conducted as follows:

(a)

the Committee shall meet at least four times annually at such times and at such locations as may be requested by the chair of the Committee.  The external auditors or any member of the Committee may request a meeting of the Committee;

(b)

the external auditors shall receive notice of and have the right to attend all meetings of the Committee;

(c)

the chair of the Committee shall be responsible for developing and setting the agenda for Committee meetings and determining the time and place of such meetings;

(d)

 the following management representatives shall be invited to attend all meetings, except executive sessions and private sessions with the external auditors:

Chief Executive Officer
Chief Financial Officer

(e)

other management representatives shall be invited to attend as necessary; and

(f)

notice of the time and place of every meeting of the Committee shall be given in writing to each member of the Committee a reasonable time before the meeting.

10.

The internal auditors and the external auditors shall have a direct line of communication to the Committee through its chair and may bypass management if deemed necessary.  The Committee, through its chair, may contact directly any employee in the Company as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.

11.

The Committee shall have authority to engage independent counsel and other advisors as it determines necessary to carry out its duties, to set and pay the compensation for any advisors employed by the Audit Committee and to communicate directly with the internal and external auditors.

C.

ROLES AND RESPONSIBILITIES

1.

The overall duties and responsibilities of the Committee shall be as follows:

(a)

to assist the Board in the discharge of its responsibilities relating to the Company's accounting principles, reporting practices and internal controls and its approval of the Company's annual and quarterly consolidated financial statements;

(b)

to establish and maintain a direct line of communication with the Company's internal and external auditors and assess their performance;

(c)

to ensure that the management of the Company has designed, implemented and is maintaining an effective system of internal financial controls; and

(d)

to report regularly to the Board on the fulfilment of its duties and responsibilities.

2.

The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:

(a)

to recommend to the Board a firm of external auditors to be engaged by the Company, and to verify the independence of such external auditors;

(b)

to review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors;

(c)

review the audit plan of the external auditors prior to the commencement of the audit;

(d)

to review with the external auditors, upon completion of their audit:

(i)

contents of their report;

(ii)

scope and quality of the audit work performed;

(iii)

adequacy of the Company's financial and auditing personnel;

(iv)

co-operation received from the Company's personnel during the audit;

(v)

internal resources used;

(vi)

significant transactions outside of the normal business of the Company;

(vii)

significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and

(viii)

the non-audit services provided by the external auditors;

(e)

to discuss with the external auditors the quality and not just the acceptability of the Company's accounting principles; and

(f)

to implement structures and procedures to ensure that the Committee meets the external auditors on a regular basis in the absence of management.

3.

The duties and responsibilities of the Committee as they relate to the Company's internal auditors are to:

(a)

periodically review the internal audit function with respect to the organization, staffing and effectiveness of the internal audit department;

(b)

review and approve the internal audit plan; and

(c)

review significant internal audit findings and recommendations, and management's response thereto.

4.

The duties and responsibilities of the Committee as they relate to the internal control procedures of the Company are to:

(a)

review the appropriateness and effectiveness of the Company's policies and business practices which impact on the financial integrity of the Company, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management;

(b)

review compliance under the Company's Business Conduct Policy and to periodically review this policy and recommend to the Board changes which the Committee may deem appropriate;

(c)

review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Company; and

(d)

periodically review the Company's financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

5.

The Committee is also charged with the responsibility to:

(a)

review the Company's quarterly statements of earnings, including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto;

(b)

review and approve the financial sections of:

(i)

the annual report to shareholders;

(ii)

the annual information form;

(iii)

prospectuses; and

(iv)

other public reports requiring approval by the Board,

and report to the Board with respect thereto;

(c)

review regulatory filings and decisions as they relate to the Company's consolidated financial statements;

(d)

review the appropriateness of the policies and procedures used in the preparation of the Company's consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

(e)

review and report on the integrity of the Company's consolidated financial statements;

(f)

review the minutes of any audit committee meeting of subsidiary companies;

(g)

review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the consolidated financial statements;

(h)

review the Company's compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of material facts;

(i)

develop a calendar of activities to be undertaken by the Committee for each ensuing year and to submit the calendar in the appropriate format to the Board of Directors following each annual general meeting of shareholders

(j)

establish procedures for:

(i)

the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(ii)

the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters."

Composition of the Audit Committee

The Audit Committee consists of the following members:

John Shanahan	independent(1)	Financially literate(2)
John A. Greig	independent(1)	Financially literate(2)
David F. Mullen	independent(1)	Financially literate(2)

(1)

A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member's independent judgment.

(2)

An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

Relevant Education and Experience

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as a member of the Audit Committee are as follows:

John Shanahan

Mr. Shanahan's area of expertise is in the sales and trading of commodities. He has an MBA from the Columbia Business School and has held a number of senior management positions, responsible for commodities sales and trading, with banks such as Barclays Capital and Rothschild Inc.

John A. Greig

Mr. Greig is a professional geologist who has been involved in the management of several successful mineral exploration companies, and has many years of experience served on the Boards of Directors of a number of public companies.

David F. Mullen	Chief Executive Officer, HSBC Capital (Canada) Inc., a merchant banking company since January 1994. Mr. Mullen's background is in corporate debt and equity finance. He also has a B.Comm and an MBA.

Pre-Approval Policies and Procedures

If the Audit Committee has adopted specific policies and procedures for the engagement on non-audit services describe such policies and procedures here.  Sample disclosure is as follows: "The Audit Committee is authorized by the Board to review the performance of the Company's external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services bought by the Company.  The Audit Committee is authorized to approve any non-audit services or additional work which the Chairman of the Audit Committee deems as necessary who will notify the other members of the Audit Committee of such non-audit or additional work.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2004	$53,000	$92,729	$61,398	$0
2003	$52,900	$8,078	$7,400	$0

(1)

The aggregate audit fees billed.

(2)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements which are not included under the heading "Audit Fees".

(3)

The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.

(4)

The aggregate fees billed for products and services other than as set out under the headings "Audit Fees", "Audit Related Fees" and "Tax Fees".

ITEM 11:  LEGAL PROCEEDINGS

Neither EuroZinc nor its material properties are subject to any material legal proceedings.

ITEM 12:  INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The Company believes no director or executive officer of the Company or any person or company that is the direct or indirect beneficial owner of, or who exercise control or direction over, more than 10% of any class or series of the Company's outstanding voting securities or any associate or affiliate of any of the persons or companies referred to above has any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries, occurring during the years ended December 31, 2004, 2003 and 2002 except as follows:

1.

The Boliden Loan was guaranteed by Resource Capital Fund III L.P. ("RCF III") (the "Guarantee"), part of the group of Resource Capital Funds which currently hold a control position in the Company.  As consideration for the Guarantee, the Company agreed to issue RCF III (i) 2,100,000 warrants (the "Guarantee Warrants") exercisable into Shares of the Company at a price of $0.60 per Share until December 15, 2005, payable in cash or by off set or cancellation of any amounts owed by RCF III from the Company in relation to the Guarantee (ii) 1,400,000 additional warrants (the "Additional Warrants"), such Additional Warrants having the same terms and conditions as the Guarantee Warrants, in the event that the Boliden Loan is unpaid in full and the Guarantee remains outstanding on August 1, 2004 and (iii) commencing on October 31, 2004 and on the last calendar day of each third month thereafter, such number of share purchase warrants, having the same terms and conditions as the Guarantee Warrants, as is equal in number to the summation of the US$ amount guaranteed by RCF III each day during the three month period divided by the number of days in the three month period, such that for every US$1.00 of the average principal amount outstanding one warrant shall be issued, up to a maximum of 36,666,667 warrants.

Since RCF III is part of a group of funds that holds approximately 36% of the issued Common Shares of the Company, and that there is a cross directorship between RCF III and the Company, the Guarantee is a related-party transaction, although it is exempt from the minority shareholder approval usually required for a related-party transaction.  On October 19, 2004 the Company replaced the Guarantee with a bank guarantee, and the grant of warrants to RCF III has ceased.  Prior to its replacement, the Company issued a total of 12,195,652 warrants to RCF III under the Guarantee.

ITEM 13:  TRANSFER AGENTS AND REGISTRARS

The Company's transfer agent and registrar is Computershare Trust Company of Canada.  Transfers may be effected and registration facilities are maintained at each of the following offices:  (i) 2nd Floor, 510 Burrard Street, Vancouver, BC  V6C 3B9; and (ii) 9th Floor, 100 University Avenue, Toronto, Ontario  M5J 2Y1.

ITEM 14:  MATERIAL CONTRACTS

(a)

Definitive Purchase Agreement dated March 4, 2004 with Empressa de Desenvolvimento Mineiro, SGPS, S.A to purchase a 51% interest in the Neves-Corvo copper mine in Portugal.

(b)

Definitive Purchase Agreement dated March 4, 2004 with the Rio Tinto Group for the sale and purchase of Rio Tinto's 49% interest in the issued share capital of Somincor and Tinto Europe's rights under and in respect of the Tinto Europe Shareholder Loan Agreement.

(c)

Loan Agreement dated December 21, 2004 among the Company and HVB, SG Corporate & Investment Banking and Standard Bank that refinanced the Company's existing US$100,000,000 credit facility.

(d)

Technical Services, Technology and Equipment Agreement dated June 10, 2004 among Iberian, Portuglobal, AGC Minas De Portugal, S.G.P.S., Unipessoal, Lda., Pirites Alentejanas S.A. (each a subsidiary of the Company) and Outokumpu Technology, Oy dated June 10, 2004.

(e)

Loan Agreement dated June 15, 2004 between Boliden and the Company pursuant to which Boliden agreed to loan the Company US$10 million.

(f)

Offtake Agreement dated June 15, 2004 between Boliden and the Company pursuant to which the Company will deliver annually approximately 150,000 tonnes of copper concentrate from the Neves-Corvo mine to Boliden.

(g)

Technical Services Agreement dated January 14, 2005 between EDM and the Company pursuant to which EDM will provide consulting services to the Company on technical matters.

ITEM 15:  INTERESTS OF EXPERTS

Names of Experts

Pricewaterhouse Coopers LLP, Chartered Accountants provided an auditor's report dated March 30, 2005 in respect of the Company's financial statements for the year ended December 31, 2004.

Watson Dauphinee & Masuch, Chartered Accountants provided an auditor's report dated March 5, 2004 in respect of the Company's financial statements for the year ended December 31, 2003.

James S. Drake, P. Eng., a "qualified person" for the purposes of NI 43-101, is a co-author responsible for the preparation of the technical report titled "March 2004 Update of the Steffen Robertgson Kirsten (Canada) Inc. Aljustrel Feasibility Study - June 2000" and dated May 10, 2004.

Garnet L. Dawson, P. Geo., a "qualified person" for the purposes of NI 43-101, is a co-author responsible for the preparation of the technical report titled "March 2004 Update of the Steffen Robertson Kirsten (Canada) Inc. Aljustrel Feasibility Study - June 2000" and dated May 10, 2004.

Nick Watson, C. Geol., C. Eng., of Wardell Armstrong International Ltd., an independent "qualified person" for the purposes of NI 43-101, is a co-author responsible for the preparation of the technical report titled "Revised Technical Report on the Neves-Corvo Mine, Portugal" dated May 7, 2004.

Raymond Oates, C. Eng., of Wardell Armstrong International Ltd., an independent "qualified person" for the purposes of NI 43-101, is a co-author responsible for the preparation of the technical report titled "Revised Technical Report on the Neves-Corvo Mine, Portugal" dated May 7, 2004.

Phil Newal, C. Eng., of Wardell Armstrong International Ltd., an independent "qualified person" for the purposes of NI 43-101, is a co-author responsible for the preparation of the technical report titled "Revised Technical Report on the Neves-Corvo Mine, Portugal" dated May 7, 2004.

Nick Clarke, C. Eng., of Wardell Armstrong International Ltd., an independent "qualified person" for the purposes of NI 43-101, is a co-author responsible for the preparation of the technical report titled "Revised Technical Report on the Neves-Corvo Mine, Portugal" dated May 7, 2004.

Interests of Experts

Except as indicated below, none of the experts named in the "Names of Experts" section, when or after they prepared the statement, report or valuation, has received any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company's associates or affiliates and is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.  The information below has been provided to the Company by the individual expert.

James Drake and Garnet Dawson are employees of the Company.  James Drake holds Shares and Options in the Company in an amount representing less than 1% of the issued and outstanding Shares of the Company.

ITEM 16:  ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's Information Circular in respect of its most recent annual meeting of shareholders that involved the election of directors.  Additional financial information is available in the Company's comparative audited consolidated financial statements together with the auditor's report thereon for its most recently completed fiscal year.

A copy of this AIF, the Company's Information Circular for its most recent annual meeting and the financial statements (including any interim statements from the past fiscal year) may be found on the SEDAR website at www.sedar.com or be obtained upon request from the Secretary of the Company.  A reasonable fee for copying may be charged if the request is made by a person who is not a registered security holder of the Company.  Other information regarding the Company may also be found on the SEDAR website.

7

Exhibit 2

EuroZinc Mining Corporation

Years ended December 31, 2004 and 2003

Consolidated Financial Statements

  Management's Responsibility for Financial Reporting

  Auditors' Report

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

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

Signed " C. K.  Benner " , Vice-Chairman and Chief Executive Officer

Signed " Amjad J. Ali " , Executive Vice-President and Chief Financial Officer

March 30, 2005

Auditors' Report

To the Shareholders of:

EUROZINC MINING CORPORATION

We have audited the consolidated balance sheet of EuroZinc Mining Corporation as at December 31, 2004 and the consolidated statement of operations and deficit and cash flows for the year then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and the results of its operations and its cash flows for the year ended  December 31, 2004, in accordance with Canadian generally accepted accounting principles.

The financial statements as at December 31, 2003 and for the year ending December 31, 2003, prior to adjustment for the change in accounting policy regarding reporting currency as described in Note 2, were audited by other auditors who expressed an opinion without reservation on those statements in their report dated March 5, 2004, except for note 13(c) which was as of April 6, 2004.  We have audited the adjustments to the 2003 financial statements and in our opinion, such adjustments, in all material respects, are appropriate and have been properly applied.

Signed "Pricewaterhouse Coopers LLP"

Chartered Accountants

Vancouver, British Columbia, Canada

March 30, 2005

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the company's financial statements, such as the changes described in Note 3 to the financial statements.  Our report to the shareholders dated March 30, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors' report when the changes are properly accounted for and adequately disclosed in the financial statements.

Signed "Pricewaterhouse Coopers LLP"

Chartered Accountants

Vancouver, British Columbia, Canada

March 30, 2005

EUROZINC MINING CORPORATION
Consolidated Balance Sheets
As at December 31, 2004 and 2003
(in thousands of US dollars)
	2004	2003
		(Restated)
ASSETS		(Note 3)
Current
Cash and cash equivalents	$29,245	$4,266
Accounts receivable	35,065	3,200
Inventories (Note 5)	17,122	-
Prepaid expenses and other current assets	5,452	78
	86,884	7,544
Restricted cash (Note 6)	19,209	-
Property, plant and equipment (Note 7)	279,189	37,770
Future income tax asset (Note 16)	33,456	-
Deferred financing costs	2,906	-
	$421,644	$45,314

LIABILITIES
Current
Accounts payable and accrued liabilities	$51,181	$1,162
Loan payable (Note 8)	10,000	-
Current portion of long-term debt (Note 9)	17,975	173
	79,156	1,335
Long-term debt (Note 9)	122,310	516
Derivative instruments liability (Note 10)	10,887	-
Aljustrel production liabililities (Note 11)	15,755	13,869
Asset retirement obligations (Note 12)	52,605	4,154
Other obligations upon mine closure (Note 13)	1,900	-
	282,613	19,874

SHAREHOLDERS' EQUITY
Share capital (Note 14)	128,386	46,228
Fair value of options and warrants (Note 14(d))	4,114	-
Currency translation account (Note 14(e))	10,296	135
Deficit	(3,765)	(20,923)
	139,031	25,440

	$421,644	$45,314

Commitments and contingencies (Note 18)
Subsequent events (Note 19)

APPROVED BY THE BOARD

signed "David F. Mullen"

signed "J. Edward Fletcher"

See accompanying notes to consolidated financial statements

EUROZINC MINING CORPORATION
Consolidated Statements of Operations and Deficit
For the years ended December 31, 2004 and 2003
(in thousands of US dollars, except for per share amounts)
		2004	2003
(Restated)
(Note 3)
Revenues		$120,552	$ -
Operating costs		49,684	-
Accretion of asset retirement obligations		1,356	198
Depreciation, amortization and depletion		13,195	-
Operating profit		56,317	(198)

Expenses
General and administration		3,478	679
Interest and accretion of long-term debt		3,253	1,883
Financing costs		5,701	-
Stock-based compensation (Note 14(b))		1,516	-
Foreign exchange gain		(9,595)	(1,833)
Other		14	(100)
Unrealized loss on derivative instruments (Note 10(d))		32,128	-
		36,495	629

Income (loss) before taxes		19,822	(827)
Income tax expense (Note 16)		2,355	-
Net income (loss) for the year		17,467	(827)
Deficit, beginning of year		(20,923)	(19,908)
Effect on changes in accounting policy (Note 3(a))		(309)	(188)
Restated deficit, beginning of year		(21,232)	(20,096)

Deficit, end of year		$(3,765)	$(20,923)

Earning (loss) per share - basic	CDN	$0.05	$(0.01)
Earning (loss) per share - basic	US	$0.04	$(0.01)
Earning (loss) per share - fully diluted	CDN	$0.05	$(0.01)
Earning (loss) per share - fully diluted	US	$0.04	$(0.01)

Weighted average number of shares outstanding - Basic		394,911	78,449
Weighted average number of shares outstanding - Fully diluted		412,949	78,449

See accompanying notes to consolidated financial statements

EUROZINC MINING CORPORATION

Consolidated Statements of Cash Flows

For the years ended December 31, 2004 and 2003

(In thousands of US dollars)

	2004	2003
(Restated)
Operating activities		(Note 3)
Net income (loss) for the year	$17,467	$(827)
Non-cash items:
Depreciation, depletion and amortization	13,298	91
Amortization of deferred financing costs	797	-
Accretion expense	2,336	1,552
Provision for obligations upon mine closure	125	-
Stock-based compensation	1,516	-
Unrealized foreign exchange gain	1,563	(1,679)
Future income taxes	(15,451)	-
Unrealized loss on derivative instruments	32,128	-
Other	154	241
	53,933	(622)	-
Changes in non-cash working capital items	(11,820)	(392)
Cash provided by (used in) operations	42,113	(1,014)	-

Financing activities
Shares issued for cash	87,446	8,082
Share issue costs	(5,204)	(711)
Share subscription receivable	2,152	(2,152)
Other liability payments	518	(14)
Deferred financing costs	(1,518)	-
Proceeds from loans	172,462	3,695
Repayments of long-term debts	(50,000)	-
	205,856	8,900

Investing activities
Acquisition of subsidiary, net of cash (Note 4)	(188,415)	(768)
Purchases of property, plant and equipment	(32,055)	(3,049)
Payment of copper put premiums	(553)	-
Restricted investments	(2,550)	-
	(223,573)	(3,817)

Effect of exchange rate changes on cash and cash equivalents	583	-

Increase in cash and cash equivalents during the year	24,979	4,069
Cash and cash equivalent, beginning of year	4,266	197
Cash and cash equivalent, end of year	$29,245	$4,266

Supplemental disclosure of non-cash investing and financing activities
Warrants issued pursuant to loan guarantee	$2,080	$ -
Shares issued for interest payable	$ -	$399
Shares issued for redemption of convertible debentures	$ -	$11,859

See accompanying notes to consolidated financial statements

EUROZINC MINING CORPORATION

Notes to Consolidated Financial Statements

For the years ended December 31, 2004 and 2003

(in thousands of US dollars, except for shares and per share amounts)

1.

NATURE OF OPERATIONS

EuroZinc Mining Corporation and its subsidiaries ("the Company") are engaged in base metal mining and related activities, including exploration, extraction, processing and reclamation.  Copper, the primary product, is produced from the Neves-Corvo copper mine, located near Castro Verde, Portugal.

The Company is also focused on the development of the Aljustrel zinc project in Portugal and a production decision is expected to be made in 2005.

2.

SIGNIFICANT ACCOUNTING POLICIES

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada.  The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Areas requiring the use of significant estimates include the determination of quantities of proven and probable reserves, expected cost of asset retirement obligations, valuation of options and warrants and their fair values and the assessment of impairment in value of long lived assets.  Actual results could differ from those estimates and could be material.  Significant differences from United States generally accepted accounting principles are disclosed in Note 20.

a)

Basis of presentation

As a result of the Somincor acquisition (Note 4) the Company re-evaluated its reporting currency and decided to adopt the US dollar as its reporting currency in fiscal year 2004. Therefore, the Company re-stated all comparative amounts into US dollars using the current rate method whereby all revenues, expenses and cash flows were translated at the exchange rates that were in effect during these periods (average rate for 2003 - CDN$1.4015 for US$1.00) and assets and liabilities were translated at the closing rates in effect at the end of each period (2003 - CDN$1.2965 for US$1.00).  Equity transactions have been translated at historic rates.  The resulting net translation adjustment of $135 has been credited to the currency translation account for 2003.

b)

Revenue Recognition

Revenue is recognized when the title and risk of ownership of metal bearing concentrates have passed and collection is reasonably assured.  Revenue from the sale of metals may be subject to adjustment upon final settlement of metal prices, weights and assays, and adjustments to revenue are recorded in the period of determination.  The revenue is reported net of smelting and refining charges.

c)

Cash and Cash Equivalents

The Company considers cash and cash equivalents to be cash on deposit and highly liquid short-term interest bearing securities with maturities at the date of purchase of three months or less.

EUROZINC MINING CORPORATION

Notes to Consolidated Financial Statements

For the years ended December 31, 2004 and 2003

(in thousands of US dollars, except for shares and per share amounts)

d)

Inventories

Concentrate inventories are stated at the lower of their production cost, including depreciation, and net realizable value.  Raw materials and consumables are valued at average cost net of obsolescence.

e)

Property, plant and equipment

i)

Property, plant and equipment

Plant and equipment are recorded at cost and depreciated over the estimated life of the related assets calculated on a unit of production or straight-line basis, as appropriate.  Maintenance, repairs and renewals are charged to operations.  Betterments are capitalized.  Any gains or losses on disposition of property, plant and equipment are reflected in the statement of operations.

Assets acquired under capital leases are recorded using the financial method where the cost of the leased asset is recorded as a fixed asset and the corresponding lease obligation recorded as a loan, with the interest component of the lease installment recorded as an expense.  Subsidies received to partly finance fixed assets are netted against the cost of the related assets.

ii)

Mineral properties

The Company records its interest in mineral properties at cost.  Exploration expenditures relating to properties that have resources or significant mineralization which require additional exploration are deferred and amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or impaired.

Upon commencement of production, mineral properties and deferred costs relating to mines are amortized over the estimated life of the proven and probable reserves to which they relate, calculated on a units of production basis.

iii)

Impairment assessment

Effective January 1, 2004, the Company conformed to the requirements of CICA 3063, "Impairment of Long-Lived Assets". The Company performs periodic impairment tests on its property, plant and equipment when events or changes in circumstance indicate that the carrying value of the mineral properties may not be recoverable.  These tests compare expected undiscounted future cash flows from these assets to their carrying values.  If shortfalls exist, assets are written down to the discounted value of future cash flows.

Management's estimates of mineral prices, recoverable proven and probable reserves, resources and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of property, plant and equipment and deferred mineral property costs.  Although management has made its best estimate of these factors, it is possible that material changes could occur which may adversely affect management's estimate of the net cash flows to be generated from its properties.

EUROZINC MINING CORPORATION

Notes to Consolidated Financial Statements

For the years ended December 31, 2004 and 2003

(in thousands of US dollars, except for shares and per share amounts)

f)

Foreign Currency Translation

The Company's foreign operations are determined to be of a self-sustaining nature.  Accordingly, the accounts of the foreign operations are translated using the current rate method.  Under this method, assets and liabilities are translated at the exchange rate in effect at the end of the year, and revenues and expenses are translated at the average exchange rate for the year.  Gains and losses on translation of these foreign operations are included in equity in the currency translation account.

Monetary assets and liabilities are translated at the exchange rate in effect at the end of the year, and non-monetary assets and liabilities are translated at the exchange rates prevailing at the transaction dates.  Revenues and expenses are translated at the exchange rates prevailing on the dates of the respective transactions.  Translation gains and losses are included in the consolidated statements of operations.

g)

Income Taxes

The Company uses the liability method of accounting for income taxes.  Under the liability method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and available loss carry forwards.  Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse.  The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted.  The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

h)

Deferred Financing Costs

The Company defers costs directly related to long-term debt financing and amortizes these costs over the term of the debt. The Company writes off deferred financing costs associated with debt settlement or refinancing on settlement dates.

3.

CHANGES IN ACCOUNTING POLICIES

a)

Stock-Based Compensation

As of January 1, 2004 the Company adopted the recommendations of CICA 3870, "Stock-Based Compensation and Other Stock-Based Payments".  Stock-based compensation awards are calculated using the Black-Scholes option pricing model.  The Company recognizes compensation expense relating to stock options and grants at the grant date since the stock options and grants vest immediately.

Using the fair value method for stock-based compensation the Company recorded an additional charge of $309 to opening deficit at January 1, 2004 with a corresponding increase to warrants and options for stock options granted during 2002.  No stock options were granted in 2003.  This amount was determined using an option pricing model assuming a risk-free interest rate of 4%, dividend yield of 0%, stock price volatility of 97% and an expected life of the options of five years.

EUROZINC MINING CORPORATION

Notes to Consolidated Financial Statements

For the years ended December 31, 2004 and 2003

(in thousands of US dollars, except for shares and per share amounts)

b)

Asset Retirement Obligations

Effective January 1, 2004 the Company adopted CICA 3110 "Asset Retirement Obligations" on a retroactive basis whereby the fair value of the retirement obligation is initially recorded and the carrying value of the related asset is increased by a corresponding amount. In subsequent periods, the carrying amount of the liability is accreted to reflect the passage of time and any changes in the timing or amount of the underlying future cash flows. The asset retirement cost is amortized over the asset's useful life.

The change in policy was applied retroactively with restatement of prior periods.  The impact of the change was to increase the asset retirement obligation by $3,768 and increase the carrying value of the Aljustrel mine by the same amount.  The accretion for 2002 of $188 increased the 2003 opening deficit and the accretion for 2003 of $198 was charged to operations.

c)

Derivative Instruments

Effective January 1, 2004, the Company prospectively adopted the new CICA Accounting Guideline 13, "Hedging Relationships" that establishes new criteria for hedging relationships in effect on or after January 1, 2004.  To qualify for hedge accounting, the hedging relationship must be appropriately documented and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective.  Effectiveness requires a high degree of correlation of changes in fair values or cash flows between the hedged item and the hedge.  For contracts that qualify for hedge accounting, gains or losses are recorded in the statement of operations in the same period as the hedged item; for contracts that do not qualify for hedge accounting, gains or losses arising from the changes in their fair value are recorded quarterly in earnings.  The Company has chosen not to apply hedge accounting and has recorded the derivatives at their fair market value.  The impact of this policy is discussed in Note 10.

4.

BUSINESS ACQUISITION

On June 18, 2004, the Company acquired a 100% interest in Sociedade Mineira De Neves Corvo S.A. ("Somincor") which owns the Neves-Corvo copper mine, located near Castro Verde, Portugal.  The consideration paid was $154,353 (128,041 Euros).

The acquisition agreement provides for the vendors to receive additional consideration as price participation payments ("PPP") on 50% of copper sold by Somincor when the average price of copper, calculated quarterly using the London Metals Exchange average spot price of copper, exceeds $0.90 per pound for the first year and $0.95 for years two, three and four from the acquisition date. This contingent consideration will adjust the purchase price when additional payments are made.

For the period ended September 30, 2004, the Company paid $10,526 to the vendors for PPP.  On December 22, 2004, the Company paid $22,000 to acquire 49% of the Price Participation Rights, effective October 1, 2004.  On January 28, 2005, the Company purchased the remaining 51% for $26,000 with the same effective date.   These payments have been and will be reflected as additions to the purchase price.

EUROZINC MINING CORPORATION

Notes to Consolidated Financial Statements

For the years ended December 31, 2004 and 2003

(in thousands of US dollars, except for shares and per share amounts)

The acquisition was accounted for by the purchase method, which resulted in the allocation of the consideration paid to the fair value of the assets acquired and the liabilities assumed, as follows:

Net identifiable assets acquired:
Current assets (excluding cash)	$28,867
Property, plant and equipment	138,389
Mineral properties	54,073
Mine development	20,236
Future income tax asset	18,005
Restricted cash	15,962
275,532
Less:
Accounts payable and accrued liabilities	(36,027)
Provision for asset retirement obligations	(47,095)
Long-term liabilities	(3,995)
Total purchase price	$188,415

Consideration paid is as follows:
Cash paid to vendor on June 18, 2004 (128,041 Euros)	$154,353
Additional consideration paid to September 30, 2004	10,526
Additional consideration paid to December 31, 2004	22,000
Acquisition costs	3,442
Less: cash aquired	(1,906)
$188,415

These consolidated financial statements include the results from operations of the Neves-Corvo mine commencing from June 18, 2004, the date of acquisition.

5.

INVENTORIES

The inventories consist of:

	2004	2003
Copper concentrates	$10,398	$ -
Materials and supplies	6,368	-
Ore in process	356	-
	$17,122	$ -

6.

RESTRICTED CASH

The Company voluntarily funds its reclamation obligations at the Neves-Corvo mine by periodic transfers to a segregated bank account.  The Company is not obligated to make these transfers but elected to segregate the funds in order to qualify for a Portuguese income tax deduction.  The use of the funds in this account is restricted to reclamation and remediation activities.

EUROZINC MINING CORPORATION

Notes to Consolidated Financial Statements

For the years ended December 31, 2004 and 2003

(in thousands of US dollars, except for shares and per share amounts)

7.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of:

	December 31, 2004			December 31, 2003
		Accumulated			Accumulated
		depreciation			depreciation
	Cost	and depletion	Net	Cost	and depletion	Net
Mineral properties
Neves-Corvo	$56,122	$1,931	$54,191	$831	$ -	$831
Aljustrel	11,594	-	11,594	10,700	-	10,700
Crypto	288	-	288	267	-	267
	68,004	1,931	66,073	11,798	-	11,798
Plant and equipment
Neves-Corvo	162,447	11,264	151,183	32	30	2
Aljustrel	6,823	247	6,576	6,468	295	6,173
Other	110	71	39	75	58	17
	169,380	11,582	157,798	6,575	383	6,192
Development and other
Neves-Corvo	28,807	-	28,807	-	-	-
Aljustrel	24,034	-	24,034	18,625	-	18,625
Malhadinha	2,459	-	2,459	1,142		1,142
Crypto	18	-	18	13		13
	55,318	-	55,318	19,780	-	19,780

Total	$292,702	$13,513	$279,189	$38,153	$383	$37,770

8.

LOAN PAYABLE

On June 15, 2004, the Company entered into a $10,000 loan agreement (the "Boliden Loan") with Boliden Mineral AB.  The Boliden Loan bears interest at the rate of one month LIBOR plus 3.5% per annum and matures on June 15, 2005.  The loan may be repaid, in whole or in part without penalty.

The Boliden Loan was collateralized by a guarantee by Resource Capital Fund III L.P. ("RCF").  In consideration for the guarantee, the Company granted an aggregate of 12,195,652 share purchase warrants between June 15 and October 19, 2004 to RCF (the "RCF Warrants"), each exercisable at a price of CDN$0.60 per share and expiring eighteen months from the issue date. The value of the RCF Warrants was determined to be $2,080 (Note 14(c)) and was charged to deferred financing costs.  These costs are amortized over the life of the Boliden Loan.

On October 19, 2004, the Company replaced the RCF guarantee with a bank guarantee and further granting of the RCF Warrants ceased as of that date.

EUROZINC MINING CORPORATION

Notes to Consolidated Financial Statements

For the years ended December 31, 2004 and 2003

(in thousands of US dollars, except for shares and per share amounts)

9.

LONG-TERM DEBT

	2004	2003
Somincor bonds - 2005 to 2009	$36,777	$ -
Collateralized term loan	50,000	-
Price participation loan	22,000	-
Copper put premiums	20,943	-
Capital lease obligation	5,260	18
Deferred employee housing sales	740	671
EU interest free investment loan	4,565	-
	140,285	689
Less:
Current portion	(17,975)	(173)
Long term portion	$122,310	$516

The payment obligations over the next five years are expected to be:

		Copper
	Other	Put Premiums	Debt	Capital leases	Total

2005	$963	$2,572	$12,250	$2,190	$17,975
2006	1,118	8,637	9,750	1,694	21,199
2007	1,889	9,734	-	970	12,593
2008	1,335	-	50,000	406	51,741
2009	-	-	36,777	-	36,777
	$5,305	$20,943	$108,777	$5,260	$140,285

a)

On June 18, 2004, as part of the acquisition funding for Somincor, the Company entered into a senior collateralized debt facility for $100,000 repayable over an eight year period with semi-annual mandatory repayments starting in June 2005. This facility also mandated a three-year copper price protection program, principally in the form of copper puts and call/put options for one year.  This $100,000 debt was settled during the year as follows:

i)

On December 17, 2004 a principal amount of $15,000 was paid from operating cash flow.

ii)

On the same date, Somincor issued 540,000 unsecured bonds with a nominal value of 50 Euro each for a total of $36,777 (27,000 Euros).  The bonds have a five year term with 100% of the principal repayable on maturity. The bonds bears interest at "EURIBOR 6 months" plus an annual spread of 1.075% until the US$50,000 debt in (iii) below is repaid, thereafter the spread will be 0.875%.  Interest payments are due on June 17 and December 17 of each year.

iii)

Proceeds from an amended debt facility of $50,000 repayable over a three and a half year period with equal semi-annual mandatory repayments commencing on June 30, 2005 until the final maturity date June 30, 2008.  This facility bears interest at LIBOR plus 2.25% per

EUROZINC MINING CORPORATION

Notes to Consolidated Financial Statements

For the years ended December 31, 2004 and 2003

(in thousands of US dollars, except for shares and per share amounts)

annum.  The loan is collateralized by all of the assets of Somincor, a pledge of shares and is guaranteed by one of the Company's Portuguese subsidiaries.

b)

On December 22, 2004, the Company entered into an eighteen month debt facility for $48,000 to purchase the PPP from Rio Tinto Group and Empresa de Desenvolvimento Mineiro SGPS, S.A. ("EDM") with the effective date of October 1, 2004. The first drawdown of $22,000 was made on December 22, 2004 and the balance of $26,000 was drawn down subsequent to year end (Note 19). This facility bears interest at LIBOR plus a margin of 3.5% and is repayable by quarterly payments commencing January 31, 2005.  Quarterly payments are equal to the greater of the PPP payable or $10,000 for first installment and $5,000 thereafter.

c)

Capital lease obligations in 2004 relate to mining equipment and passenger vehicles over three or four year terms.

d)

The Company's wholly-owned subsidiary, Somincor, has entered into sales contracts (as vendor) with certain employees (as purchasers), whereby the Company has agreed to sell certain residential housing units to the purchasers.  Title to the housing units is transferred to the purchasers upon receipt of the final payment pursuant to the contract and the land title subdivision is complete.  As of December 31, 2004, the Company has received amounts totaling $738 (2003 - $671) pursuant to such agreements.

e)

The EU has established special investment programs to promote the development of some countries inside the European Union.  The mine is located in one of the regions of Portugal that qualifies for investment incentives.  The incentives granted by the Portuguese Government include both non-refundable and interest-free loans.  During 2001 and 2002 Somincor spent approximately $20,000 in eligible investments which resulted in a non-refundable grant of $800 and an interest-free loan of $4,565 repayable over the next four years.

10.

FINANCIAL INSTRUMENT, DERIVATIVES AND RISK MANAGEMENT

The Company is exposed to changes in commodity prices, foreign exchange and interest rates. In conducting its business the Company uses various instruments including forwards swaps and options only for the purpose of managing these risks and not for trading purposes.

a)

Foreign Exchange Rate Risk

The Company has exposure to Euro/US$ exchange rates because it has operations in Europe while the revenues for the commodities mined are denominated in US dollars.  The Company has entered into foreign exchange forward contracts and options to fix the exchange rate for its planned expenditures at the Neves-Corvo mine (Note 19(d)).

b)

Credit Risk

Derivative credit risk arises from the possibility that a counterparty to a contract fails to perform according to the terms of the contract. Derivative credit risk is minimized by dealing with large credit-worthy counterparties.

Accounts receivable credit risk is reduced by the Company having long-term contracts with major smelting companies that cover over 90% of its sales.  Historically, all of these companies have paid on time and on the dates stated in the contract.  Customers without proven credit history are required to provide Letters of Credit before shipment of concentrates.

EUROZINC MINING CORPORATION

Notes to Consolidated Financial Statements

For the years ended December 31, 2004 and 2003

(in thousands of US dollars, except for shares and per share amounts)

c)

Interest Risk

The Company has long term debt with variable interest rates.  The interest rate risk has been managed by fixed interest swap agreements for $50,000 representing about 46% of the total variable interest debt. The effect of a 1% change in the non-swap portion of the debt would result in a cost or gain of $588 per annum.

d)

Fair Value

The fair values of the Company's cash and cash equivalents, accounts receivable, restricted cash, accounts payable and loan payable approximate their carrying values.  Management believes that the fair value of long-term debt approximates the carrying value due to the recent re-financing completed by the Company.

The Company's original lenders mandated a copper price protection as a condition precedent to the debt financing for the acquisition of Somincor. The requirement was to buy derivatives for a three year period for approximately 70% of the Neves-Corvo copper production.  The fair value of all the derivatives has been estimated using year-end market values. These fair values approximate the amount the Company would either pay or receive to settle the contracts at December 31, 2004 and are as follows:

			Unrealized
	Cost	Fair value	Loss
Copper put options	$21,241	$4,172	$17,069
Copper calls and puts	-	(14,623)	14,623
Interest rate swap - $50 million	-	(436)	436
	$21,241	$(10,887)	$32,128

11.

ALJUSTREL PRODUCTION LIABILITIES

The following amounts are payable only upon production from the Aljustrel mine:

	2004	2003
Interest bearing debt - principal and interest	$6,755	$5,955
Non-interest bearing debt	6,547	5,750
Other creditors	2,453	2,164
	$15,755	$13,869

Interest and non-interest bearing debts payable to EDM and amounts due to creditors were assumed on the purchase of the Aljustrel mine and are only repayable following commencement of commercial production of a specified deposit.

a)

Debt of $6,755 (4,984 Euros), bears interest at EURIBOR and compounds annually and is payable in annual installments of $2,383 (1,750 Euros), beginning twelve months following the commencement of commercial production of a specified deposit.

EUROZINC MINING CORPORATION

Notes to Consolidated Financial Statements

For the years ended December 31, 2004 and 2003

(in thousands of US dollars, except for shares and per share amounts)

b)

Non-interest bearing debt of $11,983 (8,798 Euros) is payable, twelve months after the final payment of the above interest bearing debt, in four equal annual installments of $2,995 (2,199 Euros) while Aljustrel is in commercial production.  The recorded value, originally calculated by discounting the estimated future cash flows by 12%, is accreted to its face value over the term of the debt through a charge to interest expense.

c)

The Company assumed liabilities of $4,020 (2,951 Euros) owing to previous creditors of Aljustrel from EDM.  Payment of these amounts, which are non-interest bearing, will start three years after production commences at the Aljustrel mine.  The payments will be paid semi-annually in equal installments over a five year period.  The recorded value, originally calculated by discounting the estimated future cash flows by 12%, is being accreted to its face value over the term of the debt through a charge to interest expense

12.

ASSET RETIREMENT OBLIGATIONS

Although the ultimate amount of the asset retirement obligation and reclamation is uncertain, the fair value of these obligations is based on information currently available including closure plans and applicable regulations.

Aljustrel mine:

The asset retirement obligation is based on an updated feasibility study, completed by an independent consultant for the Aljustrel Project in February 2001 which estimated the obligation at the time of the assessment to be $5,000.  The accretion of this obligation in 2004 was $207 and is based upon the current assumption that this mine could operate until 2016.

Neves-Corvo mine:

The asset retirement obligation is based on an environmental study that was completed by an independent consultant in 1992 and updated in 1998 and 1999.  In consideration of the assessment, the Company determined the fair value of the asset retirement obligation at acquisition to be $47,095.  The accretion for this obligation in 2004 post acquisition was $1,149.  The current assumption is that this mine could operate until 2029.

A summary of the Company's provision for asset retirement obligation is as follows:

	2004	2003
Balance, December 31, 2003	$4,154	$3,956
Amounts arising from acquisition of Neves-Corvo	47,095	-
Accretion during the year	1,356	198
Balance at December 31, 2004	$52,605	$4,154

The Company based these calculations on using an inflation rate of 2.9% and a discount rate of 5% per annum.

EUROZINC MINING CORPORATION

Notes to Consolidated Financial Statements

For the years ended December 31, 2004 and 2003

(in thousands of US dollars, except for shares and per share amounts)

13.

OTHER OBLIGATIONS UPON MINE CLOSURE

The Company's wholly-owned subsidiary, Somincor, is required to provide for the liabilities associated with employee termination costs upon the closure of Neves-Corvo mine in accordance with Portuguese government requirements.  As at December 31, 2004, Somincor has accrued $1,900 related to this future liability. This future liability will be adjusted each year to reflect the changes in underlying employee information projected to exist at the mine closure date.

14.

SHARE CAPITAL

a)

Common shares (in thousands)

Authorized:  1,000,000,000 common shares without par value

Issued and outstanding:

	Number of
In thousands of US dollars	Shares	Amount
	(000's)
Balance, December 31, 2002	70,247	$23,097
Issued during the year
For cash
Private placement, net of share issue costs of $711	38,479	6,616
Exercise of stock options	460	35
Exercise of share purchase warrants	9,450	720

For debt
Interest payable	3,362	399
$4,000 convertible loan	20,845	4,050
$8,659 convertible loan	112,651	7,809

Equity component of convertible loans		3,502
Balance, December 31, 2003	255,494	46,228
Issued during the year
Underwritten financings, net of share issue costs of $5,711	205,800	76,373
Exercise of stock options	2,200	315
Fair value of stock options transferred from Option and Warrants		424
Exercise of share purchase warrants	16,042	5,046
Balance, December 31, 2004	479,536	$128,386

During the year ended December 31, 2003, the Company completed a brokered private placement of 38,479,000 units at a price of CDN$0.25 per unit for net proceeds of $6,616, after fees of $711.  Each unit consists of one common share and one-half share purchase warrant.  One warrant entitles the holder to acquire one common share at CDN$0.40 per share.  In addition, the Company issued 3,848,000 units (the "Agent's warrants") to the Agents.  The Agent's warrants consist of one common share and one-half share purchase warrant, exercisable at CDN$0.25 and expire on July 5, 2005.

During the year ended December 31, 2004, the Company:

i)

On February 6, 2004 completed an underwritten financing of 75,000,000 special warrants at a price of CDN$0.40 per warrant for gross proceeds of US$22,351.  Each special warrant was exercisable into unit consisting of one common share at no additional cost and one-half share purchase warrant.  Each share purchase warrant is exercisable for one common share at CDN$0.50 per share in the first year and at CDN$0.75 per share in the second year.  The Company incurred share issue costs of $1,518 and issued to the Agents 5,250,000 compensation options with a fair value of $507.  Each compensation option entitles the Agent to purchase one unit consisting of one common share and one-half share purchase warrant for CDN$0.40 per unit and expires on August 6, 2005.

ii)

In April 2004, completed an underwritten financing in two separate closings for a total of 130,800,000 special warrants at a price of CDN$0.60 per special warrant for gross proceeds of US$59,733. The Company incurred share issue costs of $3,686.  Each special warrant was subsequently converted into one common share.

.

b)

Stock Option Plan

The Company has a stock option plan to attract and retain qualified directors, officers, employees and consultants for the Company and its affiliates to promote a proprietary interest in the Company and to stimulate active interest by such persons in the development and financial success of the Company.  The stock option plan is administered by the Human Resources Committee, all of whom are sitting members of the Board of Directors.  The maximum aggregate numbers of shares issuable are up to a maximum of 50,000,000 shares.   The exercise price per optioned share shall be determined by the Human Resources Committee, but such price shall not be less than the closing price of the shares on the TSX on the trading day immediately preceding the day on which the option is granted. The options granted do not have a vesting period.  The maximum term of options can be up to 10 years.

Option pricing models require the input of highly subjective assumptions including the expected price volatility and expected life.  Changes in the subjective input assumptions can materially affect the fair value estimate and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted/vested during the year.

Effective January 1, 2004, the Company adopted the fair value method of accounting for all stock-based payments to employees and directors.  Under this method, the Company recognized $1,516 as a stock based compensation cost in 2004 and a related credit to fair value of options and warrants. The fair value of the stock options granted was estimated at the date of grant using the Black-Scholes Pricing Model assuming risk-free interest rates of 2.13% to 2.29%, dividend yield of 0%, stock price volatility of 52% to 86% and an expected life of the options of 1.5 years.

c)

Share Purchase Warrants

During the year ended December 31, 2004, the Company:

i)

Issued to investors and agents 39,906,084 share purchase warrants relating to a February private placement.  One share purchase warrant is exercisable for one common share at CDN$0.50 per share in the first year and at $0.75 per share in the second year.

ii)

Issued to RCF in three separate tranches totaling 12,195,652 warrants relating to its guarantee of the Boliden Loan.  One share purchase warrant is exercisable for one common share at CDN$0.60 per share. The Company recognized the $2,080 fair value of the warrants in the balance sheet as deferred financing cost with a related credit to contributed surplus. The fair value of the warrants was calculated using the Black-Scholes Pricing Model assuming a risk-free interest rate of 1.93% to 2.29%, dividend yield of 0%, stock price volatility of 47% to 86% and an expected life of the warrants of 1.0 to 1.5 years. The cost will be amortized over the term of the loan.

Transactions concerning stock options and share purchase warrants are summarized below:

	Incentive stock option plan		Share purchase warrants		Total
	Shares	Price (CDN$)	Shares	Price (CDN$)	Shares
	(000's)		(000's)		(000's)
Outstanding, December 31, 2002	7,998	$0.17	6,965	$0.10 - $0.25	14,963
Year ended December 31, 2003
Granted	-	-	28,537	0.10 - 0.40	28,537
Exercised	(460)	0.10	(9,450)	0.10	(9,910)
Expired	(1,128)	0.38	(2,965)	0.25	(4,093)
Outstanding, December 31, 2003	6,410	0.14	23,087	0.25 - 0.40	29,497
Year ended December 31, 2004
Granted	10,700	0.60 - 0.66	57,352	0.40 - 0.60	68,052
Exercised	(2,200)	0.18	(16,042)	0.25 - 0.50	(18,242)
Outstanding, December 31, 2004	14,910	$0.10 - $0.66	64,397	$0.25 - $0.60	79,307

At December 31, 2004, the Company has the following options outstanding:

			Weighted
			average
			remaining	Weight
	Number of		contractual	average
Ranges of exercise prices	options		life	exercise price
(CDN$)	outstanding	Year of expiry	(years)	(CDN$)
	(000's)

$0.15 - $0.36	645	2006	1.8	$0.28
$0.10	3,590	2007	2.9	$0.10
$0.60 - $0.66	10,675	2009	4.5	$0.62
	14,910		4.1	$0.48

EUROZINC MINING CORPORATION

Notes to Consolidated Financial Statements

For the years ended December 31, 2004 and 2003

(in thousands of US dollars, except for shares and per share amounts)

d)

Fair Value of Options and Warrants

Options and warrants consist of unexercised fair value of stock options and share purchase warrants as follows:

		Number of			Amounts
In thousands	Options	Warrants	Total	Options	Warrants	Total
Balance, December 31, 2003	5,460	-	5,460	$309	$-	$309
Issued during the year	10,700	17,446	28,146	1,640	2,589	4,229
Transfers to share capital	(1,435)	(3,213)	(4,648)	(84)	(340)	(424)
Balance, December 31, 2004	14,725	14,233	28,958	$1,865	$2,249	$4,114

e)

Currency Translation Account

The currency translation account represents primarily the cumulative unrecognized exchange adjustment on the translation of the net assets of the Company's Portuguese subsidiaries and Canadian corporate office converted from their functional currency into US Dollars.  The change for the year reflects the impact of US currency movements on these net assets.

The significant rate of exchanges in effect on December 31, 2004 were US$1.00 = CDN $1.2020 and Euro 1.00 = US$1.3621.  The average rates of exchange for 2004 were US$1.00 = CDN$1.3011 and Euro 1.00 = US$1.2568.  On June 18, 2004 the exchange rate on the date of acquisition of Somincor was Euro 1.00 = US$1.2055.

15.

RELATED PARTY TRANSACTIONS

The Company had the following transactions with related parties which have been recorded at the exchange amount:

2004

2003

Consulting and management fees

$  1,433

$  341

Consulting and management fees paid to Directors and Officers,

and a company controlled by the President of the Company as

compensation for services performed.

Administration fees

$       12

$    11

Administration fees include rent and general office expenses shared with a company of which some of the Company's directors and shareholders are also directors and shareholders of the other company.

Warrants Issued

During the year 12,195,652 warrants were issued to RCF, a shareholder of the Company, for the Boliden Loan guarantee (Note 8).

EUROZINC MINING CORPORATION

Notes to Consolidated Financial Statements

For the years ended December 31, 2004 and 2003

(in thousands of US dollars, except for shares and per share amounts)

16.

INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying the aggregate Canadian and provincial income tax rates to the income before tax provision due to the following:

	2004	2003
Statutory tax rate	0.4%	0.4%

Income tax expense (recovery) at the statutory rate	$7,675	$ -
Effect of lower tax rates in foreign jurisdictions	(1,868)	-
Changes in valuation allowance	(3,243)	-
Others	(752)	-
Non-deductible expenditures	543	-
Income tax expense	$2,355	$ -

Future income taxes arises from temporary differences in the recognition of income and expenses for financial reporting and tax purposes.  The significant components of future income tax assets and liabilities at December 31 are as follows:

	2004	2003
Property, plant and equipment	$4,898	$(2,045)
Long-term liabilities	3,948	-
Non-capital losses	10,938	17,981
Resource pools	1,207	2,207
Share issue costs	1,851	-
Marked-to market derivatives	8,835	-
Mineral property interests	18,006
Other	-	85
	49,683	18,228
Valuation allowance	(16,227)	(18,228)
Future income tax asset	$33,456	$ -

Income tax expense consists of:

	2004	2003
Current income tax expense	$17,806	$ -
Future income tax recovery	(15,451)	-
	$2,355	$ -

The Company has non-capital losses of $9,700 in Canada and $29,011 in Portugal available for carry-forward to offset future taxable income.  Future benefits for these losses have been offset by a valuation allowance.  The losses expire as follows:

Years of expiry	Canada	Portugal
2005	$1,024	$6,365
2006	1,678	8,866
2007	1,843	2,466
2008	263	6,453
2009	1,518	4,861
2010	39	-
2011	3,335	-
	$9,700	$29,011

The Company also has Canadian and foreign resource tax pools totaling $2,055 and $1,333, respectively.  These tax pools do not expire.

During the year, the Company paid $17,821 (2003 - $Nil) in income taxes in Portugal.

17.

SEGMENTED INFORMATION

In the opinion of management, the Company operates in a one industry segment, namely base metal mining in one geographic region, namely Western Europe.  Due to its concentration in one geographic region and one segment, the segmented information is not necessary.

18.

COMMITMENTS AND CONTINGENCIES

The Company's wholly-owned subsidiary, Somincor, has entered into the following commitments:

a)

Royalty payment under a concession agreement to pay the greater of 10% of net income or 1% of production revenue.

b)

The port authority of Setubal and Sesimbra, Portugal for the use of the port facilities for a thirty-year period at an annual cost of $120.

c)

Copper put and call options for 26 tonnes at strike prices of $2,500 and $2,300 per tonne, respectively.  These options expire evenly on a monthly basis throughout 2005.

d)

The Company's wholly-owned subsidiary, Pirites Alentajanas, S.A. ("PA") is committed to pay EDM $22,410 (16,965 Euros) under the terms of a "price participation" clause.  The "price participation", which PA is liable to EDM, is an amount equal to the amount of zinc produced and sold from PA's properties times 8% of the price of pound of zinc in excess of $0.55, whenever the annual zinc settlement price averages over $0.55 per pound.  This price participation is payable for a period of ten years from the commencement of production of the Aljustrel project, and the base price of $0.55 will be adjusted after five years to account for the effects of inflation.  These payments will be accounted for as an increase in the cost of the acquired assets at the time the payments become due.

e)

The Company has operating lease commitments for computer equipment and office space. The office lease is for the next five years at an estimated annual cost of $90 while the computer equipment lease is for the next two years in the amount of $1,069 for 2005 and $1,130 for 2006.

The Company's wholly-owned subsidiary, Somincor, is part of an on-going industry-wide investigation involving major copper concentrate producers commenced in Europe, Canada and the US.  Somincor offers no guidance or assurance that the on-going investigation will not result in any further regulatory action or liability against Somincor or when the on-going investigation will be completed.  Somincor is cooperating in the continuing investigation.

19.

SUBSEQUENT EVENTS

Subsequent to December 31, 2004, the Company:

a)

received proceeds of $14,390 on exercise of 37,060,042 share purchase warrants.

b)

on January 28, 2005, the Company purchased the Price Participation Payments for $26,000 as discussed in Note 9(b).

c)

on March 10, 2005 the Company's wholly owned subsidiary, Somincor, entered into a 40,000 Euro underwritten commercial paper program for three years on an unsecured basis. The use of proceeds is to fully prepay the $50,000 collatarized debt discussed in the Long-Term Debt note. The interest rate will be 0.55% to 0.85% above EURIBOR, depending on the ratio of  Somincor's debt to EBITDA.  The repayments are at the discretion of the borrower and can be determined every six months during the term of this facility.

d)

has entered into forward foreign exchange contracts to purchase Euros on a weekly basis at an average rate of $1.30 per Euro for most of its 2005 estimated expenditures.

20.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles ("CDN GAAP") which differ in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States generally accepted accounting principles ("US GAAP") and from practices prescribed by the United States Securities and Exchange Commission ("SEC"). Material measurement differences to these consolidated financial statements are as follows:

Applying US GAAP, the consolidated balance sheets would be as follows:

	December 31, 2004		December 31, 2003
	US GAAP	CDN GAAP	US GAAP	CDN GAAP
Assets
Current assets	$86,884	$86,884	$7,544	$7,544
Property, plant and equipment [a]	268,500	279,189	27,263	37,770
Future income tax asset	33,456	33,456	-	-
Other long-term assets	22,115	22,115	-	-
	$410,955	$421,644	$34,807	$45,314

Liabilities
Accounts payables and accrued liabilities	$51,181	$51,181	$1,162	$1,162
Loan payable	10,000	10,000	-	-
Long-term debt	140,285	140,285	689	689
Derivative instruments liability	10,887	10,887	-	-
Asset retirement obligations [b]	52,605	52,605	4,154	4,154
Long-term liabilities	17,655	17,655	13,869	13,869
	282,613	282,613	19,874	19,874

Shareholders' equity
Share capital [e]	128,481	128,386	46,323	46,228
Contributed surplus [c]	3,805	4,114	309	-
Deficit [a][b][c][d]	(13,311)	(3,765)	(30,906)	(20,923)
Currency translation account [a]	9,367	10,296	(793)	135
	128,342	139,031	14,933	25,440

Total liabilities and shareholders' equity	$410,955	$421,644	$34,807	$45,314

The effect of measurement differences between CDN GAAP and US GAAP on the Company's net loss for the years ended December 31, 2004 and 2003 is summarized below:

	Year ended December 31,
	2004	2003
Net income (loss) under CDN GAAP	$17,467	$(827)
Effect of differences in accounts for:
Expense current year deferred exploration costs [a]	(181)	(5)
Compensation expense [c]	-	(309)
Accretion of convertible loans [d]	-	744
Net income (loss) before changes in accounting policy	17,286	(397)
Cumulated effect of changes in accounting policy [b]	-	(188)
Net income (loss) under US GAAP	17,286	(585)
Cumulative translation adjustment	10,296	(550)
Comprehensive income (loss)	$27,582	$(1,135)

Earnings (loss) per share under US GAAP
Basic and diluted (1)	$ -	$ -

Weighted average number of shares outstanding
Basic and diluted	394,911	78,386

1 Before and after cumulative effect of change in accounting policy

Basic and diluted weighted average number of shares outstanding is same under US GAAP and CDN GAAP.

[a]

Property, plant and equipment

Under US GAAP and practices prescribed by the SEC, mineral property exploration expenditures relating to mineral properties, for which commercial feasibility has not yet been established are expensed as incurred. In addition, land use costs are expensed as incurred. Under CDN GAAP, these costs are deferred and amortized over the estimated life of the property following the commencement of commercial production, or written off if the property is sold, allowed to lapse, abandoned or impaired.

All exploration expenditures in 2004 and 2003 relating to mineral properties, other than the Aljustrel project, were expensed for CDN GAAP, expect for the $181 noted above relating to early stage exploration at Somincor.

The majority of the cumulative difference relates to the Aljustrel project.  The Company completed a positive feasibility study with respect to the Aljustrel project in June 2000 with a subsequent update in February 2001. For US GAAP purposes, the Company has expensed all Aljustrel project exploration expenditures incurred prior to obtaining the feasibility study.

[b]

Asset retirement obligations

For US GAAP in the year-ended December 31, 2003, the Company adopted FASB Statement No. 143, Accounting for Asset Retirement Obligations (FAS 143) which is consistent with the provisions of CICA 3110 which the Company also adopted for Canadian GAAP reporting in 2004 [see note 2[b]]. US GAAP requires that FAS 143 be adopted on a retroactive basis with a cumulative effect of the accounting change of $188 debited to net income (loss) in 2003, whereas Canadian GAAP requires retroactive adoption with restatement of prior year financial statements. The Company's balance sheet as at December 31, 2003 and 2004 is the same under US and Canadian GAAP.

[c]

Compensation expense

For US GAAP, in the year-ended December 31, 2003 the Company has adopted the fair value based method of accounting for stock compensation as prescribed by FASB statement No. 123, Accounting for Stock-Based Compensation. The Company has chosen to adopt the fair value based method on a prospective basis from January 1, 2003 as permitted by FASB Statement No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123. The prospective adoption of this new US GAAP policy creates no differences with the Company's stock compensation expense reported under Canadian GAAP for the years ended December 31, 2004 and 2003. The reconciling item for US GAAP is that the adoption of FASB statement No. 123, Accounting for Stock-Based Compensation was applied prospectively while under Canadian GAAP the adoption required an adjustment to increase opening deficit and contributed surplus by $309, the amount of the compensation expense related to stock options granted in fiscal 2002 (no stock options were granted in 2003).

[d]

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

During the year ended December 31, 2004, accretion expense of $nil [2003 - $1,042,869] was recognized under US GAAP as no beneficial conversion feature existed on convertible loans. Also in December 2004, upon conversion of all the convertible loans in 2003, $nil [2003 - $20,802,470] was transferred to share capital under CDN GAAP; under US GAAP, $nil [2003 - $20,008,214] was transferred to share capital.

[e]

Recent accounting pronouncements

In March 2004, the Emerging Issues Task Force issued EITF 04-02, "Whether Mineral Rights are Tangible or Intangible Assets" (EITF 04-2).  The Task Force reached a consensus that mineral rights are tangible assets.  In April 2004, the FASB issued FASB Staff Positions (FSPs) FAS 141-1 and FAS 142-1, "Interaction of FASB Statements No. 141", Business Combinations (SFAS 141), and No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), and EITF Issue No. 04-02, "Whether Mineral Rights are Tangible or Intangible Assets."  The FSPs amend SFAS 141 and 142 to conform them to the Task Force consensus.  The FSPs are effective for the first reporting period beginning after April 29, 2004 but earlier adoption is permitted. The Company has adopted these provisions effective January 1, 2004.

In March 2004, the Emerging Issues Task Force issued EITF 04-03, "Mining Assets Impairment and Business Combinations".  EITF 04-3 requires mining companies to compare cash flows to the economic value of mining assets (including mineral properties and rights) beyond those assets proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141 and when testing the mining assets for impairment in accordance with SFAS 144.  The consensus is effective for reporting periods beginning after March 31, 2004 but earlier adoption is permitted.

In November 2004, the FASB issued No. 151, Inventory Costs - an amendment of ARB No. 43, Chapter 4, which clarifies the accounting for abnormal amounts of idle facility expense, freight and handling costs and wasted material as current period costs and also requires that allocations of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities.  FASB No. 151 is effective for fiscal years beginning after June 15, 2005; early application of this provision is permitted. The Company has not determined the impact, if any, on the Company's financial position or results from operations.

At the March 17, 2005 meeting, the EITF reached a consensus that post-production stripping costs are a component of mineral inventory cost subject to the provisions of AICPA Accounting Research Bulletin No. 43, Restatement and Revision of Accounting Research Bulletins, Chapter 4, Inventory Pricing (ARB 43).  In the mining industry, the costs of removing overburden and waste materials to access mineral deposits are referred to as "stripping costs."  It is the accounting for costs incurred during the production stage of the mine, or the post-production stripping costs, that are addressed in Issue 04-6. Based upon this consensus, post production stripping costs should be considered costs of the extracted minerals under a full absorption costing system and recognized as a component of inventory to be recognized in costs of sales in the same period as the revenue from the sale of the inventory.  Additionally, capitalization of such costs would be appropriate only to the extent inventory exists at the end of a reporting period. The guidance in this consensus will be effective for financial statements issued for fiscal years beginning after December 15, 2005, with early adoption permitted.  The Company has not determined the impact, if any, on the Company's financial position or results from operations.

CICA section 3855 prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and at what amount - sometimes using fair value; other times using cost-based measures. It also specifies how financial instrument gains and losses are to be presented. Section 3855 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. The Company has not determined the impact, if any, on the Company's financial position or results from operations.

In June 2003, the CICA issued a new accounting guideline which requires the consolidation of VIEs by the primary beneficiary. The primary beneficiary is the enterprise that will absorb or receive the majority of the VIE's expected losses, expected residual returns, or both. Revisions to this guideline were published by the CICA in August 2004 to harmonize with the U.S. VIE accounting standard. A VIE is an entity where (a) its equity investment at risk is insufficient to permit the entity to finance its activities without additional subordinated support from others and/or where certain essential characteristics of a controlling financial interest are not met, and (b) it does not meet specified exemption criteria. The Company has determined that this guideline will have no impact on the Company's financial position or results from operations.

8

Exhibit 3

MANAGEMENT DISCUSSION AND ANALYSIS OF EUROZINC MINING CORPORATION 2004

The following Management Discussion and Analysis ("MD&A") of EuroZinc Mining Corporation ("EuroZinc" or the "Company") has been prepared as of March 29, 2005 and is intended to supplement and complement the accompanying Audited Consolidated Financial Statements and Notes for the year ended December 31, 2004. Please also refer to the cautionary statement of forward-looking information at the end of this MD&A. Additional information relating to the Company is available on the SEDAR website at www.sedar.com. All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), and all dollar amounts are expressed in US dollars unless otherwise indicated.

OVERVIEW

EuroZinc is a Canadian based mining company that was transformed over the course of 2004 from an exploration and development company into a base metal producing company through the acquisition of the Neves-Corvo copper mine in southern Portugal. EuroZinc also owns the Aljustrel mine located 40 km from the Neves-Corvo mine, which is currently on care and maintenance. Both the Neves-Corvo and Aljustrel mines consist of poly-metallic deposits containing, among other metals, copper, zinc, lead and silver. EuroZinc's focus over the next two years will be to optimize copper production from Neves-Corvo, while diversifying and adding zinc production from the zinc resources at Neves-Corvo. In the short term, the Company will also be evaluating and, if warranted, returning the Aljustrel mine to production on the basis of its zinc, lead, and silver.

The most significant event of 2004 for EuroZinc was the acquisition of 100% of the shares of Somincor, S.A. ("Somincor"), the company that owns the Neves-Corvo copper mine. The acquisition was completed on June 18, 2004 for a total purchase price of 128 million ($154.4 million). The shares were purchased from Empresa de Desenvolvimento Mineiro, SGPS, S.A. ("EDM") (51%), a Portuguese government-owned Company, and the Rio Tinto Group ("RTG") (49%). Under the terms of the acquisition agreement, EuroZinc was obligated to pay the vendors an additional price participation amount calculated by multiplying half of the copper sold by the excess of the London Metal Exchange ("LME") average spot price for copper, above $0.90/lb for the first year and above $0.95/lb for years two, three and four. A payment of $10 million was made to the vendors under these terms for the third quarter. However, prior to making the fourth quarter payment and effective as of October 1, 2004, EuroZinc purchased RTG's portion of the price participation rights for $22 million. EDM's portion was then purchased in 2005 for $26 million, also effective October 1, 2004.

The Neves-Corvo mine produced 95,687 tonnes or approximately 211 million pounds of copper metal in concentrate during all of 2004. This occurred during a year in which copper prices rose from $1.07 at the beginning of 2004 to $1.49 at the close of 2004, averaging $1.30 for the year. At the same time, treatment charges remained relatively low, averaging $46 per tonne for 2004 as compared to an average of approximately $60 per tonne in 2003. The result was that Somincor generated $112.0 million in cash flow during 2004, which allowed Somincor to retire a total of approximately $52 million of outstanding debt and shareholder loans within the company prior to EuroZinc's acquisition on June 18.

EuroZinc's operating results only include Somincor for the period from the date of acquisition to the year end. This resulted in net sales revenue for EuroZinc of $120.6 million and $56.3 million of operating profit reportable on EuroZinc's Consolidated Financial Statements. This is the first year that EuroZinc has operating sales revenues and operating profit. Net reportable income for the period was $17.5 million, which included $32.1 million of unrealized losses on copper options contracts.

Under the terms of the $100 million loan facility used to acquire Somincor, EuroZinc was required by its lenders to enter into copper futures and option contracts, immediately prior to the acquisition date, to hedge the effect of changes in the price of copper on the Company's income (see discussion under

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

For the Year Ended December 31, 2004

Financial Instruments). EuroZinc determined that none of the copper option contracts qualified for hedge accounting, and as a result, the Company recorded an unrealized marked-to-market loss of $32.1 million, representing a change in the fair value of the options from inception to December 31, 2004. Of the $32.1 million charged to operations, $17.1 million is represented by deferred puts and $14.6 million is represented by short call positions. Since the puts have been purchased, the total marked-to-market loss cannot exceed the value of the puts, hence only an additional $4.2 million loss can be booked against the deferred puts. The effect of the short call positions on the Company's revenues will depend upon the monthly average LME cash settlement price for copper. However, the contracts for the short calls expire at the end of 2005, and as a result on a marked-to-market basis a $14.6 million gain will be recognized by the end of 2005.

The $22 million paid for RTG's share of the price participation right purchased in December, 2004, as well as the $10.5 million paid to the vendors as the first payment for the price participation rights, has been treated as a purchase consideration and has resulted in an increase in the acquisition cost of Somincor for 2004 (the $26 million payment for EDM's portion will be reflected in the Company's first quarter of 2005). The first payment to the vendors was financed from operating cash flow and the purchase from RTG was financed through a debt facility.

RESULTS OF OPERATIONS

Neves-Corvo

As noted in the overview, before and after the acquisition by EuroZinc, 2004 was an exceptional year for the Neves-Corvo mine with cash flow of $112.0 million and earnings of $80.5 million. This resulted from a combination of higher copper production (95,678 tonnes of metal), high copper prices (average of $1.30 per pound for the year vs. expectation of $0.86 per pound) and low smelting and refining treatment charges (averaging $46 per tonne for 2004 vs. average of approximately $60 per tonne in 2003). The only year that the mine surpassed such earnings was 1990 when the operating company, Somincor, had just begun operations and was exempt from paying taxes.

Neves-Corvo Operating Summary *

	2004	2003	2002
Tonnes milled (000's)	1,902	1,707	1,745
Copper grade (%)	5.71	5.33	5.06
Plant recovery (%)	88.4	85.6	87.0
Copper produced (000's tonnes)	95.7	77.5	77.2
Net cash cost (US$ per pound)	**0.64	0.62	0.58

Note:

*

The above operating results are for the mine itself since the start of 2004. EuroZinc consolidated statements include operating results only since the date of acquisition, June 18, 2004.

** Includes a royalty payment of $0.035 per pound for the year

Aljustrel

The Aljustrel mine continued on a care and maintenance basis in 2004 while some of the conclusions on the mill process and metallurgy used in the feasibility study were reviewed. This work was carried out by technical consultants, as well as Outokumpu of Finland and a third party metallurgical consulting group. The purpose was to determine optimum grind size for the zinc ore in order to maximize the recovery rate. As of the date of this discussion, the work has been completed and EuroZinc is now finalizing an update on the estimated capital required to put the mine and mill back into production. If the decision is taken to return Aljustrel to production, it is expected that the mill will be operational following approximately 12 months of retrofitting. The feed for the mill for the first year

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

For the Year Ended December 31, 2004

of production will be provided from the Moinho deposit at a rate of 1.4 million tonnes per annum. EuroZinc would expect to be mining from the higher grade Feitais deposit and reach full production of 1.8 million tonnes per annum approximately 12 months after the commissioning of the processing facilities.  Processing plant retrofitting and the development of the Feitais deposit would be conducted concurrently.

FINANCIAL SUMMARY

Selected Financial Data

The following annual and quarterly information are prepared in accordance with Canadian GAAP, but in US dollars.

Annual Information

US$ in thousands, except per share data and CDN where noted, for the fiscal years ended December 31:

	2004	2003	2002
Results of Operations		(restated)	(restated)
Revenues (Net)	120,552	-	-
Operating profit	56,317	-	-
Net income (Loss) for the period	17,467	(629)	(4,154)
Operating cash flow before working capital items	53,933	(660)	(1,194)
Net income (Loss) per common share - basic & diluted	0.04	(0.01)	(0.6)
Operating cash flow per common share before working capital items - basic	0.14	(0.01)	(0.02)
Operating cash flow per common share before working capital items - basic (CDN$)	0.16	(0.01)	(0.02)

Financial Position
Cash	29,245	4,266	197
Total Assets	421,644	41,546	25,283
Total Long Term Liabilities	282,613	15,720	20,542
Shareholder's Equity	139,031	25,826	4,741
Working Capital	7,728	6,209	(4,317)

As a result of the June 18, 2004 acquisition of the Neves-Corvo mine, the year 2004 was the first year, and quarters three and four were the first full quarters, in which the Company reported significant operating revenues. As a result, in the following discussion comparisons of net revenues, operating profits and net income have only been made between the fourth and third quarters of 2004 and not with previous periods.

Revenues

Revenues for 2004 from the date of the acquisition on June 18 were $120.6 million, based on 45,500 tonnes (109 million pounds) of copper sold at a net realized price for the period of $1.27 per pound, after taking into account the $3.2 million effect of settlements of copper options contracts, required under the terms of the bank debt, at an average strike price of $1.25 per pound. Treatment and smelting charges over the period totaled $18.2 million.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

For the Year Ended December 31, 2004

Operating Costs

Direct operating costs for the period, from acquisition to year end, were $49.7 million. The efficiencies gained as a result of the higher production and improved operating performance were partially offset by the increased strength of the Euro, which was 1.21 relative to the US dollar on June 18 (the acquisition date) and 1.35 at the close of the year, and the mine's scheduled maintenance shut-down in September. Unit cash costs over the period averaged $0.72 and were higher than the Neves-Corvo average unit cost of $0.64 for the year. This was a result of the higher grade copper ore  mined and processed in the first six months of the year, averaging 6.0% copper, as compared to an average grade of 5.4% copper in the final six months of the year.

Accretion of Asset Retirement Obligations

As a result of new CICA rules (see Changes in Accounting Policies - Asset Retirement Obligations), $1.4 million of accretion on the reclamation liability for the Neves-Corvo and the Aljustrel mines has been charged to operations for 2004.

Amortization and Depreciation

The amortization and depreciation expense of $13.2 million for the year was related primarily to the property, plant and equipment of Somincor (including mineral properties), which are recorded at cost and are depreciated on a straight-line basis, or a unit of production basis, as appropriate. Surface property and hard assets are amortized and depreciated on a straight-line basis over the estimated useful life of the asset. The mineral properties are amortized on a unit of production basis.

Other Expenses

General and administrative expenses for 2004 were $3.5 million, compared to $0.7 million in 2003. Of this total, $1.9 million is attributable to the EuroZinc corporate office and $1.6 million to Somincor expenses. A large portion of the 2004 expense was incurred as a result of the acquisition of Somincor. Corporate post-acquisition restructuring and increased complexity in reporting requirements resulted in accounting and legal fees increasing to $0.9 million as compared to $0.1 million in 2003, and wages and management fees increased from $0.3 million in 2003 to $1.3 million in 2004 as the Company integrated the staff of Somincor and additional staff to its corporate office. Filing and transfer agent fees increased from $48 thousand in 2003 to $270 thousand in 2004 as a result of the equity financings required for the acquisition of Somincor and the Company's move to the senior board of the TSX. Travel expenses also increased substantially from $52 thousand in 2003 to $254 thousand in 2004 as the number of employees and directors increased, as did the frequency of trips.

Interest on loans and accretion of long-term debt totaled $3.3 million in 2004, compared to $1.9 million in 2003, as EuroZinc added significantly to its level of debt to finance the acquisition of Somincor. Convertible loans totaling $17.2 million were converted to equity at the end of 2003, but a total of $110 million in debt was added in mid-2004 to finance the acquisition. The debt facility arranged for the acquisition of Somincor was subsequently reduced and refinanced at the end of 2004 (see Liquidity and Capital Resources). As result of the re-financing EuroZinc charged $3.9 million of financing costs to operations that had previously been deferred, in addition to $1.8 million of amortization related to the financing. Also as a consequence of the settlement of the US dollar denominated debt, the Company recognized a foreign exchange gain of $9.6 million.

Other non-cash expense items on the statement of operations that were unique to 2004 included a charge for stock-based compensation of $1.5 million for options granted to directors, officers, and employees. As noted in the overview, the largest single charge on the income statement in 2004 was an unrealized loss recognized on the copper derivative contracts. EuroZinc was required to enter into these contracts under the terms of the $100 million debt facility used to acquire Somincor. As a result

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

For the Year Ended December 31, 2004

of the increase in the price of copper, between the period the contracts were entered into and year end, the change in the fair value of the options as of December 31, 2004 represented $32.1 million in unrealized losses for EuroZinc.

Somincor used all of its accumulated tax losses prior to EuroZinc acquiring the Company, and as a result the operating profits from Neves-Corvo were fully taxed at the Portuguese tax rate of 27.5% during the period that EuroZinc owned the mine, a total of $17.8 million. This amount was offset by an income tax recovery of $15.5 million. In addition, the Company recorded a deferred tax asset of $33.5 million resulting from timing differences in the recognition of income and expenses for financial and reporting purposes (see Note 16 in the Consolidated Financial Statements).

EuroZinc had net income of $17.5 million (US$0.04 or CDN$0.05 per share) for 2004 after the charges to operations. Excluding the "non-cash" charges to the statement of operations for stock- based compensation and the unrealized loss on derivative instruments, net income would have totaled $51.1 million (US$0.13 or CDN$0.16 per share - basic & diluted) for approximately six months of Somincor's operations.

Quarterly Information

US$ in thousands, except per share data

	2004				2003
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
		restated	restated
Revenues	54,445	62,755	13,261	-	-	-	-	-
Operating profit	26,552	29,672	7,604	-	-	-	-	-
Net income (loss)	5,018	11,728	3,220	(287)	(1,124)	(807)	577	677
Net income (loss) per share - basic & diluted	0.01	0.02	0.01	(0.00)	(0.01)	(0.01)	0.01	0.01

FOURTH QUARTER RESULTS

The fourth quarter of 2004 was the second full quarter of production from the Neves-Corvo mine under the ownership of EuroZinc. Following a scheduled maintenance shutdown in September that produced a slight budgeted drop in production in the third quarter, production levels for the fourth quarter returned to levels scheduled and achieved in the first two quarters of 2004. The mine produced 24,600 tonnes (54.2 million pounds) of copper metal contained in concentrates in the fourth quarter, as compared to 21,000 tonnes (46.3 million pounds) of copper contained in concentrates in the third quarter. In the first half of 2004 the Neves-Corvo mine produced 50,100 tonnes (110.5 million pounds) of copper. The average copper recovery rate of 89.68% for the quarter was exceptional as compared to the average recovery rate of 88.41% for the first nine months of the year. The average ore grade of 5.47% copper for the quarter was higher than the 5.30% grade achieved in the third quarter, but lower than the average grade of 5.77% achieved over the first nine months of the year.

Revenue dropped in the fourth quarter to $54.4 million from $62.8 million in the third quarter only as a result of the timing of shipments of copper concentrate and the recognition of revenue, which caused a slight exaggeration of revenues in the third quarter. The cost of operations in the fourth quarter decreased substantially to $18.1 million from $28.8 million in the third quarter as the mine resumed full operations and did not have the additional maintenance costs incurred in the third quarter. This occurred despite the Euro strengthening relative to the US dollar from an average of 1.22 in the third quarter to an average of 1.30 in the fourth quarter. Unit cash costs averaged $0.64 per pound of

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

For the Year Ended December 31, 2004

payable copper sold for the quarter as compared to an average cost of $0.72 per pound in the third quarter. The depreciation and amortization expense increased to $8.5 million in the fourth quarter from $4.3 million in third quarter also as result of the strength of the Euro and year end adjustments. The net result was that the there was a slight decrease in the operating profit in the fourth quarter to $26.6 million from $29.7 million in the third quarter.

Year end adjustments that are recorded in the fourth quarter statement of operations make the quarter less comparable to the previous quarter. General and administrative expenses were restated during the fourth quarter (which reduced the amount recorded for the quarter to $0.5 million), and the Company continued to recognize foreign exchange gains ($3.4 million). However, as result of the recognition of $5.5 million in financing fees previously deferred and a $27.6 million increase in the unrealized loss recognized on the copper derivative contracts during the quarter, the net income was reduced to $5.0 million in the fourth quarter from $11.7 million in the third quarter.

LIQUIDITY AND CAPITAL RESOURCES

Prior to the acquisition of the Neves-Corvo mine, EuroZinc has had to rely on equity markets to finance its activities. As a result of being the successful bidder and acquiring Somincor and its Neves-Corvo copper mine, EuroZinc was able to access debt markets, albeit on a "project financing basis", to assist in funding the acquisition of the mine. Strong copper prices in 2004 and the resulting cash flow generated by the Neves-Corvo mine, post-acquisition, has provided another source of liquidity. While EuroZinc cannot control commodity prices, it is anticipated that if the copper price remains reasonably constant and at the level most analysts are predicting for the next several years, and the Neves-Corvo mine maintains current production and cost performance, EuroZinc will have sufficient capital to pay down its long term debt ($122.3 million as of year end) and develop zinc production at Neves-Corvo. The Company believes that the Aljustrel project can be financed on a stand-alone basis if a production decision is made.

EuroZinc generated $54.0 million in cash from its operating activities in 2004 before changes in non-cash working capital. The Company invested a total of $223.6 million during 2004, the largest portion of which was directed to the acquisition of Somincor. The $188.4 million invested in the acquisition of Somincor includes the original payment of 128 million ($154.4 million) for the Company, the first price participation payment of $10 million, the payment of $22 million made to RTG for their portion of the price participation and acquisition costs (see Note 4 in the Consolidated Financial Statements). EuroZinc also invested an additional total of $32.1 million in Neves-Corvo and Aljustrel, which included underground development costs and the raising of the tailings dam at Neves-Corvo, and the costs of maintaining the Aljustrel mine.

The Company raised a total of $214.3 million in 2004 through a combination of equity and debt financings. The Company issued a total of 205.8 million shares in two separate financings at prices of CDN$0.40 and CDN$0.60 per share, respectively, for total proceeds of $76.4 million, net of commissions and issue costs. A total of $5.7 million was received from the exercise of 18.2 million share purchase warrants and options during the year. EuroZinc also raised a total of $132 million through loan facilities. A $100 million term loan was first negotiated with a syndicate of London banks, and an additional $10 million demand loan was secured from Boliden Minerals. The $100 million term loan was subsequently replaced and reduced by a $50 million loan facility with the same London syndicate of banks and $35.0 million in Portuguese five year bonds. To purchase the RTG share of the price participation rights in December, EuroZinc drew $22 million of a $48 million loan facility entered into for the purchase of the price participation rights. The balance of $26 million was drawn in January, 2005 to purchase the EDM share.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

For the Year Ended December 31, 2004

Schedule of Debt Arranged for the Purchase of Somincor and the Price Participation Rights

US$ in thousands

Date	Description	Amounts
June 15, 2004	Boliden Loan	$ 10,000
June 18, 2004	Secured Debt Facility	100,000
Dec 17, 2004	Five Year Bonds	35,000
Dec 17, 2004	Amended Debt Facility	50,000
Dec 17, 2004	Debt Facility Repaid	(100,000)
Dec 22, 2004	1st Draw on Price Participation Loan	22,000
As at Dec 31, 2004	Total	$ 117,000

As of December 31, 2004, the Company had $29.2 million in cash and a working capital position of $7.7 million, and the net debt was $93.1 million giving the Company a net debt to equity ratio of 0.67 to 1. The current ratio (current assets divided by current liabilities) is 1.10 to 1. Cash balances are invested in high quality bank paper with terms of less than three months at inception that can be easily liquidated. As a result of the re-financing of the $100 million loan facility and the elimination of the requirement to enter into copper future contracts going forward, the Company has no off-balance sheet arrangements.

Summary of Contractual Obligations and Commitments

US$ in thousands

As at Dec. 31, 2004	2005	2006	2007	2008	2009	Total
Long Term Debt	12,250	9,750	-	50,000	36,777	108,777
Capital Lease Obligations	2,190	1,694	970	405	-	5,260
Copper Put Premiums	2,572	8,637	9,734	-	-	20,943
Other	963	1,118	1,889	1,335	-	5,305
	17,975	21,199	12,593	51,741	36,777	140,285

OUTLOOK

For 2005, it is expected that the consolidated financial results for EuroZinc will continue to show a dramatic improvement as EuroZinc will account for a full year of operations at the Neves-Corvo mine. Cash flow generated from Neves-Corvo operation is expected to continue to be strong as a result of the relatively high copper prices expected to continue through 2005. The average price for 2005 to-date has been $1.48 per pound. Also, as a result of the purchase of the price participation rights from the vendors, EuroZinc will have increased exposure to the upside in the copper price going forward. The mine is expected to produce 90,800 tonnes (approximately 200 million pounds) of copper metal in concentrate in 2005.

Cash costs are expected to increase as a result of a significant increase in smelter treatment and refining charges as compared to 2004, as well as increases in the cost of materials and supplies, and the continued strength of the Euro.

As noted in the overview regarding the copper derivative contracts, since the total marked-to-market loss cannot exceed the value of the deferred puts and only an additional $4.2 million loss can be booked against the deferred puts, it is anticipated that there will be no marked-to-market losses against these puts after the first quarter of 2005. The short call contracts on 26,568 tonnes of copper metal will have an effect on revenues during the year depending upon the monthly average LME cash

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

For the Year Ended December 31, 2004

settlement price for copper (see table below), but those contracts are due to expire at the end of the 2005. As a result the Company will recognize a $14.6 million marked-to-market gain on those short call contracts by the end of 2005.

EuroZinc's capital resources and liquidity are expected to continue to improve in 2005 from the anticipated strong cash flow from Neves-Corvo. At current copper prices, it is expected that the $48 million loan facility, entered into to finance the acquisition of the price participation rights (current balance is $35.5 million), will be retired in 2005 and the $10 million loan with Boliden Minerals will be repaid by the end of June 2005. How aggressively EuroZinc pays down the $95 million balance of the loan facilities outstanding from the Somincor purchase will depend on the capital needs for the development of the zinc resource at Neves-Corvo, which is expected to be known by the end of the second quarter of 2005,

Earnings Sensitivity

(Based on planned 2005 production and includes the effect of copper option contracts)

	Change	Estimated Impact on Net Income
		(US$ in thousands)
Copper Price	$0.01/lb	$1,027
Euro/US$ Exchange Rate	US$0.01/Euro	$ 799
Copper Treatment Charge	$1/dmt	$415

The dramatic improvement in the price of zinc, currently at approximately $0.60 per pound, and the increasing demand for zinc concentrate from smelters has provided EuroZinc with flexibility in financing the capital expenditures required to place Aljustrel into production. The previous estimated capital cost, based on the Company's updated feasibility study dated March 2004, was $86 million, of which $25 million is estimated for the mill facility upgrades and full development of the Feitais zinc deposit. Construction of additional facilities is estimated to require a further $25 million (net of European Union grants and interest-free loans, and anticipated cash flow from operations at the Moinho deposit). EuroZinc is currently in the process of determining the optimum financing mix to move the project forward.

Management believes the Company is well positioned to take advantage of the improved metal markets. EuroZinc has physical assets and reserves at Neves-Corvo and Aljustrel that can be exploited at low capital costs relative to other potential concentrate sources, and they are located close to European smelters. There are also opportunities for the development of new zinc concentrate production at both Neves-Corvo and Aljustrel.

TRANSACTIONS WITH RELATED PARTIES

A total of $1.4 million in fees was paid to certain directors of EuroZinc, as well as a company controlled by the President of EuroZinc as compensation for services performed during 2004. The services provided by the directors of EuroZinc are in areas that they have particular expertise and were related to the acquisition of Somincor or the development of Aljustrel.

A total of 12,195,652 warrants were issued to Resource Capital Funds as per the terms of their agreement to provide a guarantee for the $10 million loan from Boliden Minerals.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

For the Year Ended December 31, 2004

CORPORATE DEVELOPMENTS

In December 2004, EuroZinc appointed Colin K. Benner as Vice-Chairman, Chief Executive Officer and a director of the Company. Mr. Benner has 38 years of operating experience in the mining industry and was previously President, Chief Executive Officer and a director of Breakwater Resources Ltd.

OUTSTANDING SHARE DATA

As of March 29, 2005, the Company had the following common shares, options, warrants, and agents options outstanding:

  Common Shares                                               518,266,820

  Share Purchase Options               13,390,000

  Share Purchase Warrants          24,160,005

  Agent's Options (including warrants)       5,169,362

The exercise prices of the above options and warrants range from $0.10 to $0.75 per share.

FINANCIAL INSTRUMENTS, OTHER INSTRUMENTS AND RISK MANAGEMENT

In conducting its business the Company is exposed to changes in commodity prices, foreign exchange rates and interest rates and uses various instruments including forwards, swaps and options only for the purpose of managing these risks, not for trading purposes.

Commodity Price Exposure

Pursuant to the terms of the $100 million loan facility used to acquire Somincor, the Company was required to enter into copper futures and option contracts immediately prior to the acquisition date.  During the year, the Company determined that put options outstanding for a total of 157,032 tonnes of copper, with strike prices ranging from $2,100 to $1,808 per tonne maturing over the next three years, did not qualify for hedge accounting. Also, matching puts and calls on a total of 26,568 tonnes of copper with strike prices of $2,300 and $2,500 per tonne, respectively, maturing at the end of 2005, did not qualify for hedge accounting.

The fair value of the puts as of the purchase date ($21.2 million) is recorded as an asset, and an unrealized marked-to-market loss of $17.1 million, representing a change in the fair value of the puts has been charged to operations. The deferred premium of $20.7 million relating to these puts has also been recorded as a liability, and interest accreted in the period is also charged to operations. An unrealized marked-to-market loss of $14.6 million, representing the fair value of the matching puts and calls as of December 31, 2004, has been charged to operations. The US$100 million loan facility was settled in December of 2004 and partially refinanced, but the derivative instruments described above remain in force.

Interest Rate Exposure

Also pursuant to the terms of the $100 million loan facility, to manage the interest rate risk the Company was obligated to enter into an interest-rate swap agreement for four years for 50% of the loan amount at a fixed rate of 3.95%, as compared to the floating rate of LIBOR plus 2.5%. The Company charged an unrealized marked-to-market loss of $0.4 million on the fair value of the contract as of December 31, 2004, which is still in place although the loan facility has been settled. The effect of a 1% change in the non-swap portion of the debt would result in a gain or loss of $588 thousand per annum.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

For the Year Ended December 31, 2004

Foreign Currency Exposure

EuroZinc is exposed to fluctuations in the Euro/US$ exchange rate as metal concentrates are sold in US dollars and the Company operations are in Europe consequently the majority of the costs are denominated in Euros. Subsequent to the year end the Company entered into forward foreign exchange contracts to purchase Euros on a weekly basis for its operational costs at an average rate for the year of $1.30 per Euro relative to the US dollar.

Credit Risk

Derivative credit risk arises from the possibility that a counterparty to a contract will not perform according to the terms of the contract and the risk is minimized by dealing with large credit-worthy counterparties. Accounts receivable credit risks are reduced by the Company securing long-term contracts with major smelting companies. Presently these contracts represent 90% of the Company's sales. To date all of these customers have paid on time and on the dates stated in the contract. Less credit worthy customers are required to provide letters of credit before shipment of concentrates.

The following table summarizes the effect of the derivative instruments in 2004:

US$ in thousands,

Derivative	Cost	Fair Value	Loss
	Asset	Asset (Liability)
Purchased Copper Put Options	20,688	3,619	17.069
Short call positions	-	(14,623)	14,623
Interest rate swap	-	(0.436)	0.436
Deferred Copper Put Premiums	-	(20,688)	-
Total	20,688	(32,128)	32,128

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's accounting policies are described in Note 2 of the annual Consolidated Financial Statements for the year ended December 31, 2004. The following policies, which require estimates that are subject to measurement uncertainty, are considered to be the most critical to understanding EuroZinc's financial results:

Carrying Value of Mineral Interests and Depletion

The purchase of the Neves-Corvo copper mine, as was the case with the Aljustrel mine, has been accounted for as a purchase and the assets acquired and the liabilities assumed are recorded based on management's best estimate of fair value. The Company will periodically review the carrying value of its mineral property interests and, where circumstances indicate that an impairment may exist, adjustments will be made to those values. Going forward, annual estimates of recoverable reserves is the most significant method of assessing value. Recoverable reserve estimates are complex and require significant subjective assumptions. In the case of the Neves-Corvo mine, because it is operating, the recoverable reserve estimate will also affect the amortization expense that is charged to operations. As per Canadian GAAP, the amortization calculation is based on the "units-of-production" method.

The Company also currently capitalizes the carrying and development costs of the Aljustrel mine, as well as the exploration costs on the Company's exploration concessions in Portugal and the United States. The capitalized costs are charged to operations if and when it is determined that the exploration project does not have commercial value and is to be abandoned.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

For the Year Ended December 31, 2004

Costs for exploration drilling are capitalized if it is determined that the drilling results have added to the resource base of the mine.  These costs are charged to operations if it is deemed that no value has been added.

Reclamation Costs

Estimates of the fair value of the reclamation costs (see Asset Retirement Obligations) for EuroZinc's mines may be adjusted from time to time based on changing circumstances or changes in remediation methods. A major review of closure requirements and associated costs for the Neves-Corvo mine is due to be completed in 2005 to determine whether a new method of tailings disposal will significantly reduce the reclamation costs of the mine.

Measurement of Future Income Tax Assets and Liabilities

EuroZinc operates in a specialized industry and in several tax jurisdictions, and as a result its operations are subject to a variety of tax laws and varying rates of taxation. The Company is required to estimate the tax basis of assets and liabilities, and it is possible that changes in tax laws and interpretations could materially affect future income tax assets and liabilities recorded.

Valuation of Derivative Instruments

As the Company has determined that the copper futures and option contracts entered into during 2004 do not qualify for hedge accounting, the charge to operations is determined by establishing the fair value of the instruments at period ends. The value of the contracts, which are based on the market price of the commodity, are established by the Company and have been confirmed by parties to the contracts.

Stock-Based Compensation

Under the fair value based method of accounting for stock options awarded to directors, employees and consultants, the fair value of the stock options is calculated and expensed at the date of grant, and an offsetting credit is made to the fair value of options and warrants. If the stock options are exercised, the proceeds are credited to share capital. EuroZinc uses the Black-Scholes option pricing model to calculate the fair value of the Company's stock options. The model is subject to various assumptions and those assumptions may vary from time to time and could have a significant effect on the number.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Effective January 1, 2004, the Company adopted the following new accounting standards:

Stock-Based Compensation

Effective January 1, 2004, the Company adopted the new provisions of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2004. Previously, the Company was only required to disclose the pro forma effect of stock options issued in the notes to the financial statements. As a result, the Company is required to expense the estimated cost of stock options issued. During 2004 a stock-based compensation expense of $1.5 million was recorded on the statement of operations.

Asset Retirement Obligations

As required under Canadian GAAP, effective January 1, 2004, the Company has adopted the new accounting standard on asset retirement obligations ("ARO"). Under this standard, future costs to retire an asset including dismantling, remediation and ongoing treatment and monitoring of the site are recognized and recorded as a liability at fair value in the period it is incurred or acquired. The

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

For the Year Ended December 31, 2004

amount of the liability will be subject to re-measurement at each reporting period and it is accreted over time through periodic charges to operations. In addition, the asset retirement cost is capitalized as part of the asset's carrying value and amortized over the asset's useful life.

Based on the estimated ARO for Aljustrel and the adoption of this policy, the 2003 financial statements were adjusted by a $0.2 million increase in the deficit, a $0.2 million increase in the ARO, and a $3.8 million increase in property, plant and equipment. The acquisition of the Neves-Corvo mine in 2004 resulted in a $48.5 million increase in the ARO, a $47.1 million increase in property, plant and equipment, and an accretion charge of $1.4 million to operations. The fair value estimate must be reviewed on a regular basis to reflect change in laws and regulations, the estimated scope of work and estimated costs.

Derivative Instruments and Hedging Relationships

Effective January 1, 2004, the Company has adopted the new CICA Accounting Guideline 13, "Hedging Relationships" and CICA Handbook Sections 3855 and 3865, all of which establish new criteria for hedging relationships and accounting for financial instruments in effect on or after January 1, 2004. To qualify for hedge accounting, the hedging relationship must be appropriately documented and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high degree of correlation of changes in fair values or cash flows between the hedged item and the hedge. For contracts that qualify for hedge accounting, gains or losses are recognized in sales when the hedged production is sold; for contracts that do not qualify for hedge accounting, gains or losses arising from the changes in their fair value are recorded in operations.

During 2004 the Company determined that the copper futures and options contracts that were required under the terms of the $100 million loan facility did not qualify for hedge accounting. Consequently, a total of $32.1 million was charged to the Company's statement of operations.

Variable Interest Entities and Leases

Effective January 1, 2004, EuroZinc adopted the new CICA Accounting Guideline 15, which requires the consolidation of "Variable Interest Entities" ("VIEs") by the primary beneficiary. VIEs are companies that are dependent on EuroZinc or its subsidiaries for their existence. EuroZinc has determined that there is no material effect on the Company's statements from the adoption of this guideline.

Effective January 1, 2005, the Company adopted EIC 150, which provides guidelines for determining whether an arrangement contains a lease. It has been determined that the effect of EIC 150 will not be significant to the Company.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This annual report contains assumptions, estimates, and other forward-looking statements regarding future events. Such forward-looking statements involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company's control that may cause actual results or performance to differ materially from those currently anticipated in such statements.  Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include among others metal price volatility, economic and political events affecting metal supply and demand, fluctuations in ore grade, tonnes of ore milled, geological, technical, and mining or processing problems. Readers are cautioned not to put undue reliance on these forward-looking statements.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

For the Year Ended December 31, 2004

OTHER INFORMATION

Additional information regarding the Company is included in the Company's Annual Information Form ("AIF") and Annual Report on Form 40-F, which are filed with the Canadian securities regulators and the United States Securities and Exchange Commission ("SEC"), respectively. A copy of the Company's AIF is posted on the SEDAR website at www.sedar.com. A copy of the Form 40-F can be obtained from the SEC website at www.sec.gov.

9

Exhibit 4.1

[LETTERHEAD OF WATSON DAUPHINEE & MASUCH]

CONSENT OF INDEPENDENT AUDITORS

We consent to the use of our report dated March 5, 2004 (except as to note 13(c) which is as of April 6, 2004), with respect to the consolidated financial statements of EuroZinc Mining Corporation included in the 2004 Annual Report on Form 40-F for the year ended December 31, 2003, filed with the U.S. Securities and Exchange Commission.

/s/ Watson Dauphineee & Masuch

Watson Dauphinee & Masuch

Chartered Accountants

Vancouver, British Columbia, Canada

March 25, 2005

Exhibit 4.2

[LETTERHEAD OF PRICEWATERHOUSE COOPERS LLP]

CONSENT OF INDEPENDENT AUDITORS

We consent to the use of our report dated March 30, 2005 with respect to the consolidated financial statements of EuroZinc Mining Corporation included in this Annual Report on Form 40-F for the year ended December 31, 2004, filed with the U.S. Securities and Exchange Commission.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia, Canada

March 30, 2005

Exhibit 5.1

CONSENT OF SRK CONSULTING (CANADA) INC.

Reference is made to the Annual Report on Form 40-F for the year ended December 31, 2004 (the “Annual Report”) of EuroZinc Mining Corporation (the “Company”), filed with the U.S. Securities and Exchange Commission.

We hereby consent to the references to our name under the heading “Mineral Projects -- Aljustrel Project” in the Company’s Annual Information Form and to all other references to our name included or incorporated by reference in the Annual Report, and we further consent to the reliance in the Annual Report on our independent technical report dated May 10, 2004 entitled “March 2004 Update (as revised on May 10, 2004) of the SRK Consulting (Canada) Inc. Aljustrel Project Feasibility Study -- June 2000” which the Company used, or directly quoted from, in preparing summaries concerning the Aljustrel Project, which appear in such Annual Report.

SRK Consulting (Canada) Inc.

By:  /s/ Andrew J. Barrett

        Name:  Andrew J. Barrett

        Title:     President

March 29, 2005

Exhibit 5.2

[LETTERHEAD OF WARDELL ARMSTRONG INTERNATIONAL LTD.]

CONSENT OF WARDELL ARMSTRONG INTERNATIONAL LTD.

Reference is made to the Annual Report on Form 40-F for the year ended December 31, 2004 (the “Annual Report”) of EuroZinc Mining Corporation (the “Company”), filed with the U.S. Securities and Exchange Commission.

We hereby consent to the references to our name under the heading “Mineral Projects -- Neves Corvo” in the Company’s Annual Information Form and to all other references to our name included or incorporated by reference in the Annual Report, and we further consent to the reliance in the Annual Report on our independent technical report dated May 7, 2004 entitled “Revised Technical Report on the Neves Corvo Mine, Portugal” which the Company used, or directly quoted from, in preparing summaries concerning the Neves Corvo Project, which appear in such Annual Report.

Wardell Armstrong International Ltd.

By:  /s/ Dr. Phil Newall

        Name:  Dr. Phil Newall

        Title:    Technical Director

March 30, 2005

Exhibit 5.3

CONSENT OF ENGINEER

Reference is made to the Annual Report on Form 40-F for the year ended December 31, 2004 (the “Annual Report”) of EuroZinc Mining Corporation (the “Company”), filed with the U.S. Securities and Exchange Commission.

I hereby consent to the references to my name under the heading “Mineral Projects -- Aljustrel Project” in the Company’s Annual Information Form and to all other references to my name included or incorporated by reference in the Annual Report.

Very truly yours

/s/ James S. Drake

Name:  James S. Drake

Title:    P. Eng.

March 29, 2005

Exhibit 5.4

CONSENT OF ENGINEER

Reference is made to the Annual Report on Form 40-F for the year ended December 31, 2004 (the “Annual Report”) of EuroZinc Mining Corporation (the “Company”), filed with the U.S. Securities and Exchange Commission.

I hereby consent to the references to my name under the heading “Mineral Projects -- Aljustrel Project” in the Company’s Annual Information Form and to all other references to my name included or incorporated by reference in the Annual Report.

Very truly yours

/s/ Garnet L. Dawson

Name:  Garnet L. Dawson

Title:    P. Geo.

March 29, 2005

Exhibit 6.1

CERTIFICATION

I, Colin K. Benner, certify that:

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

4.  The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.  The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:  March 31, 2005

/s/ Colin K. Benner

Colin K. Benner, Vice-Chairman and Chief Executive Officer

Exhibit 6.2

CERTIFICATION

I, A.J. Ali, certify that:

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

4.  The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.  The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date:  March 31, 2005

/s/ A.J. Ali

A.J. Ali, Executive Vice-President and Chief Financial Officer

Exhibit 7.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 40-F of EuroZinc Mining Corporation for the year ended December 31, 2004, as filed with the Securities and Exchange Commission, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:  March 31, 2005

/s/ Colin K. Benner

Colin K. Benner, Vice-Chairman and Chief Executive Officer

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

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 40-F of EuroZinc Mining Corporation for the year ended December 31, 2004, as filed with the Securities and Exchange Commission, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:  March 31, 2005

/s/ A.J. Ali

A.J. Ali

Executive Vice-President and Chief Financial Officer

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