Form 20-F/A
period 2002-12-31
EUROZINC MINING CORP
filed 2005-04-12
CIK 1092840

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

EuroZinc Mining Corporation

(Translation of Registrant’s Name into English)

British Columbia, Canada

(Jurisdiction of Incorporation or Organization)

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

N/A

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock as of June 20, 2003: 70,246,502

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

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

NOT APPLICABLE

EXPLANATORY NOTE REGARDING AMENDMENT

EuroZinc Mining Corporation (the “Company”) is filing this Amendment No. 1 (the “Amended Report”) to its Annual Report on Form 20-F for the year ended December 31, 2002, as filed with the Commission on July 15, 2003 (the “Original Report”) to provide the following items that had not been included for the audit report as filed with the Company’s audited consolidated financial statements in the Original Report:

1.  Revised Audit Report stating that the audit for the 2002 financial statements was conducted in accordance with U.S. Generally Accepted Auditing Standards.

2.  Audit Report of the Company’s former auditor with respect to the financial statements for the years ended December 31, 2001 and 2000.

Other than the foregoing, the financial statements included with the Amended Report are unchanged from those filed as part of the Original Report.  No other changes have been made to the Original Report.

This Amended Report does not reflect events occurring after the filing of the Original Report and does not modify or update the disclosure therein in any way other than as set forth above.

ITEM 17

FINANCIAL STATEMENTS

The following financial statements are attached and incorporated herein:

EuroZinc Mining Corporation

Years ended December 31, 2002 and 2001

(Canadian $)

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

Auditors' Report

To the Directors of:

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

We conducted our audit in accordance with Canadian and United States generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

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

Signed "Watson Dauphinee & Masuch"

Chartered Accountants

Vancouver, B.C., Canada

March 15, 2003

Comments by Auditor for U.S. Readers on Canada - U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the directors dated March 15, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

Signed "Watson Dauphinee & Masuch"

Chartered Accountants

Vancouver, B.C., Canada

March 15, 2003

[Letterhead of KPMG LLP]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors

EuroZinc Mining Corporation

We have audited the consolidated balance sheets of EuroZinc Mining Corporation as at December 31, 2001 and the consolidated statements of operations and deficit and cash flows for each of the years in the two year period ended December 31, 2001.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

March 8, 2002, except as to note 13(b)

     which is as of April 5, 2002

COMMENTS BY AUDITOR FOR U.S. READERS ON CANADA-U.S.

REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the financial statements.  Our report to the directors dated March 8, 2002, except as to note 13(b) which is as of April 5, 2002, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

March 8, 2002, except as to note 13(b)

     which is as of April 5, 2002

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

Approved by the Directors:

"Alvin W. Jackson"

"John A. Greig"

Director

Director

EUROZINC MINING CORPORATION

Consolidated Statements of Operations and Deficit

For the Years Ended December 31, 2002 and 2001 (Canadian $)

	2002	2001
	$	$

OPERATING EXPENSES

Operating and Administration Costs (Schedule 1)	4,073,262	2,896,323
(Gain) on Disposal of Property and Equipment	(252,561)	(3,462)
Write-off Mineral Properties (Note 4 and Schedule 2)	-	100,002

LOSS BEFORE OTHER ITEMS	3,820,701	2,992,863

Interest Income	(4,397)	(21,783)
Reorganization Costs (Note 3(a))	380,805	-
Foreign Exchange Loss (Note 2(d))	2,326,172	201,906

NET LOSS FOR THE YEAR	6,523,281	3,172,986

Deficit, Beginning of the Year	22,940,318	19,767,332

Adjustment Loss on Adoption of New Accounting Standard
for Foreign Currency Translation (Note 2(d))	132,768	-

DEFICIT, END OF THE YEAR	29,596,367	22,940,318

Basic Loss Per Share (Note 2(g))	(0.10)	(0.05)

Weighted Average Number of Shares Outstanding	67,120,598	59,892,300

EUROZINC MINING CORPORATION

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2002 and 2001 (Canadian $)

	2002	2001
	$	$

CASH WAS PROVIDED FROM, UTILIZED (FOR):

OPERATING ACTIVITIES
Net (Loss) for the Year	(6,523,281)	(3,172,986)
Non-Cash Items:
Amortization of Property, Plant and Equipment	154,314	97,189
Amortization of Deferred Financing Costs	15,743	15,742
Interest Accretion of Convertible Loans and Long-Term Payables	2,152,638	742,413
Unrealized Foreign Exchange Loss	2,462,016	318,038
(Gain) on Disposal of Property and Equipment	(252,561)	(3,462)
Write-Off Deferred Exploration Expenditures	-	100,002
Common Shares Issued for Interest Expense	115,131	415,902

	(1,876,000)	(1,487,162)

Changes in Non-Cash Working Capital Accounts
Accounts Receivable and Refundable Taxes	(274,638)	43,719
Prepaid Expenses and Deposits	63,033	(10,704)
Accounts Payable and Accrued Liabilities	583,084	(113,997)

	(1,504,521)	(1,568,144)

INVESTING ACTIVITIES
Acquisition of Property, Plant and Equipment	(6,572)	(37,278)
Mineral Property Expenditures	(4,487,886)	(1,887,958)
Acquisition of PA, net of $405,085 cash acquired (Note 3(a))	-	(1,640,650)

	(4,494,458)	(3,565,886)

FINANCING ACTIVITIES
Shares Issued for Cash, Net of Costs	1,008,370	1,119,687
Capital Lease Payments	(16,463)	(16,631)
Convertible Loan Proceeds	4,613,645	3,311,500

	5,605,552	4,414,556

Decrease in Cash and Cash Equivalents	(393,427)	(719,474)

Cash and Cash Equivalents, Beginning of the Year	704,106	1,423,580

Cash and Cash Equivalents, End of the Year	310,679	704,106

SUPPLEMENTARY DISCLOSURE

NON-CASH INVESTING AND FINANCING ACTIVITIES
Common Shares Issued for Mineral Property (Note 3(b))	-	320,000

Long-Term Payables Issued for Mineral Property (Note 3(a))	-	18,944,364

EUROZINC MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2002 and 2001 (Canadian $)

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

For the Years Ended December 31, 2002 and 2001 (Canadian $)

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

For the Years Ended December 31, 2002 and 2001 (Canadian $)

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

For the Years Ended December 31, 2002 and 2001 (Canadian $)

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

For the Years Ended December 31, 2002 and 2001 (Canadian $)

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

For the Years Ended December 31, 2002 and 2001 (Canadian $)

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

EUROZINC MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2002 and 2001 (Canadian $)

NOTE 4 - MINERAL PROPERTIES

Accumulated costs in respect of the mineral properties consist of the following:

	Deferred exploration costs (Schedule 2)			Acquisition costs (Schedule 2)				Balance
2002	Balance	Additions	Balance	Balance		Balance		December 31,
	December 31,	net of	December 31,	December 31,		December 31,		2002
	2001	Recoveries	2002	2001	Additions	2002	Write-offs	Total
	$	$	$	$	$	$	$	$
Development Projects
Portugal
Aljustrel Project	15,300,229	4,425,432	19,725,661	8,878,696	108,601	8,987,297	-	28,712,958
Malhadinha Concession	1,427,691	53,026	1,480,717	-	-	-	-	1,480,717

	16,727,920	4,478,458	21,206,378	8,878,696	108,601	8,987,297	-	30,193,675

Exploration Projects
United States
Crypto Property	90	9,428	9,518	346,213	-	346,213	-	355,731

	16,728,010	4,487,886	21,215,896	9,224,909	108,601	9,333,510	-	30,549,406

	Deferred exploration costs (Schedule 2)			Acquisition costs (Schedule 2)				Balance
2001	Balance	Additions	Balance	Balance		Balance		December 31,
	December 31,	net of	December 31,	December 31,		December 31,		2001
	2000	Recoveries	2001	2000	Additions	2001	Write-offs	Total
	$	$	$	$	$	$	$	$
Development Projects
Portugal
Aljustrel Project	13,414,794	1,885,435	15,300,229	490,600	8,388,096	8,878,696	-	24,178,925
Malhadinha Concession	1,425,258	2,433	1,427,691	-	-	-	-	1,427,691

	14,840,052	1,887,868	16,727,920	490,600	8,388,096	8,878,696	-	25,606,616

Exploration Projects
United States
CAL Mineral Claims	-	-	-	1	-	1	(1)	-
Crypto Property	-	90	90	-	346,213	346,213	-	346,303

	-	90	90	1	346,213	346,214	(1)	346,303

Canada
Snare Joint Ventures,
Northwest Territories	100,000	-	100,000	-	-	-	(100,000)	-
Chu Chua, B.C.	1	-	1	-	-	-	(1)	-

	14,940,053	1,887,958	16,828,011	490,601	8,734,309	9,224,910	(100,002)	25,952,919

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

For the Years Ended December 31, 2002 and 2001 (Canadian $)

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

For the Years Ended December 31, 2002 and 2001 (Canadian $)

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

For the Years Ended December 31, 2002 and 2001 (Canadian $)

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

For the Years Ended December 31, 2002 and 2001 (Canadian $)

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

For the Years Ended December 31, 2002 and 2001 (Canadian $)

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

For the Years Ended December 31, 2002 and 2001 (Canadian $)

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

For the Years Ended December 31, 2002 and 2001 (Canadian $)

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

For the Years Ended December 31, 2002 and 2001 (Canadian $)

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

Applying U.S. GAAP, the consolidated balance sheets would be adjusted as follows:

	December 31, 2002		December 31, 2001
	U.S. GAAP	Cdn GAAP	U.S. GAAP	Cdn GAAP
	$ (Cdn)	$ (Cdn)	$ (Cdn)	$ (Cdn)
Assets
Current Assets and Deferred Finance Costs	1,172,817	1,172,817	1,370,382	1,370,382
Mineral Properties (a), (c)	16,986,258	30,549,406	12,399,199	25,952,919
Property, Plant and Equipment	8,164,699	8,164,699	8,292,327	8,292,327

	26,323,774	39,886,922	22,061,908	35,615,628

EUROZINC MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2002 and 2001 (Canadian $)

NOTE 14 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

	December 31, 2002		December 31, 2001
	U.S. GAAP	Cdn GAAP	U.S. GAAP	Cdn GAAP
	$ (Cdn)	$ (Cdn)	$ (Cdn)	$ (Cdn)
Liabilities
Other Current Liabilities	1,524,339	1,524,339	1,074,023	941,255
Capital Lease Obligations	42,284	42,284	27,409	27,409
Convertible Loans (d)	14,309,968	12,742,152	9,730,790	8,248,280
Long-Term Payables	17,301,513	17,301,513	13,912,370	13,912,370
Deferred Sales Contract	796,707	796,707	902,916	902,916

	33,974,811	32,406,995	25,647,508	24,032,230

Shareholders' Equity (Deficiency)
Share Capital (b)	33,939,398	32,958,583	32,815,897	31,835,082
Convertible Loans - Equity Component (d)	2,798,507	4,117,711	2,798,507	2,688,634
Deficit	(44,388,942)	(29,596,367)	(39,200,004)	(22,940,318)

	(7,651,037)	7,479,927	(3,585,600)	11,583,398

	26,323,774	39,886,922	22,061,908	35,615,628

The effect of measurement differences between Cdn GAAP and U.S. GAAP on the Company's net loss for the years ended December 31, 2002, 2001, and 2000 is summarized below:

	Years Ended December 31,
	2002	2001	2000
	$ (Cdn)	$ (Cdn)	$ (Cdn)

Net Loss for the Year in Accordance with Cdn GAAP	(6,523,281)	(3,172,986)	(2,501,729)

Effects of Differences in Accounts for:
Exploration and Development Costs (a)
Reverse Write-off of Deferred Exploration Costs
Expensed under U.S. GAAP in Prior Years	-	100,002	8,572
Less Current Year Deferred Exploration Costs	(9,428)	(90)	(2,733,683)
Stock Compensation Expense (b)	-	(101,548)	(148,017)
Convertible Loans (d)	1,335,172	774,903	(570,550)
Foreign Exchange (e)	8,599	(269,012)	(78,991)

Net Loss for the Year in Accordance with U.S. GAAP	(5,188,938)	(2,668,731)	(6,024,398)

Loss per Share under U.S. GAAP:
Basic and Diluted	(0.08)	(0.05)	(0.11)

Weighted Average Number of Shares Outstanding:
Basic and Diluted	67,120,598	59,892,300	52,702,125

Basic and diluted weighted average number of shares is same under U.S. GAAP and Cdn GAAP.

EUROZINC MINING CORPORATION

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2002 and 2001 (Canadian $)

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

For the Years Ended December 31, 2002 and 2001 (Canadian $)

NOTE 14 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

(b)

Compensation Expense (Continued)

During the year ended December 31, 2001, 2,382,455 employee options with exercise prices ranging from $0.45 to $1.00 per share were reduced to $0.36 to $0.40 per share.  There are no changes to the options' exercise price in 2002.  For accounting purposes, all resulting repriced options are considered to be variable plan options requiring variable accounting from the date of modification to the date the award are exercised, forfeited or expire to the extent that the market price at the reporting date exceeds the new exercise price.  As the market price of the Company's common shares at December 31, 2001 was less than the revised exercise price, no incremental compensation expense was required to be recognized for these variable options in fiscal year 2001.

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

(d)

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

(e)

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

(f)

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

EUROZINC MINING CORPORATION

Schedule 1 - Consolidated Operating and Administration Costs

For the Years Ended December 31, 2002 and 2001 (Canadian $)

	2002	2001
	$	$

Accounting and Legal	164,106	200,957
Amortization	154,314	97,189
Consulting Fees	125,593	409,996
Insurance	31,413	26,934
Filing and Transfer Agent Fees	24,066	19,702
Interest Paid or Payable on Convertible Loans and Long-Term Payables	717,974	379,157
Interest on Accretion of Convertible Loans and Long-Term Payables	2,152,638	742,413
Investor Relations	71,407	64,781
Management Fees	124,605	150,124
Office	70,541	114,383
Printing	46,287	49,066
Rent	23,207	147,235
Travel	109,431	97,998
Wages	263,576	501,047

	4,079,158	3,000,982

Costs Recovered	(5,896)	(104,659)

	4,073,262	2,896,323

EUROZINC MINING CORPORATION

Schedule 2 - Consolidated Deferred Acquisition and Exploration Expenses

For the Years Ended December 31, 2002 and 2001 (Canadian $)

	Aljustrel	Malhadinha	Other	Total
	$	$	$	$
2002
Exploration Costs, Beginning of Year	15,300,229	1,427,691	90	16,728,010

Exploration Costs:
Drilling	-	45,702	-	45,702
Electricity	460,656	-	-	460,656
Engineering	223,689	-	-	223,689
Environmental and Geotechnical	29,580	-	-	29,580
Equipment Maintenance	204,126	-	-	204,126
Geology	155,755	-	1,830	157,585
Materials and Supplies	428,745	-	-	428,745
Project Salaries	643,990	-	-	643,990
Property and Miscellaneous Taxes	80,778	-	7,598	88,376
Security	187,250	-	-	187,250
Site Office	533,935	7,324	-	541,259
Wages	1,476,928	-	-	1,476,928

	4,425,432	53,026	9,428	4,487,886

Exploration Costs, End of Year	19,725,661	1,480,717	9,518	21,215,896

Acquisition Costs, Beginning of Year	8,878,696	-	346,213	9,224,909

Acquisitions During the Year (Note 3a)	108,601	-	-	108,601

Acquisition and Exploration Costs, End of Year	28,712,958	1,480,717	355,731	30,549,406

2001
Exploration Costs, Beginning of Year	13,414,794	1,425,258	100,001	14,940,053

Exploration Costs:
Assaying	1,611	-	-	1,611
Engineering	349,510	-	-	349,510
Environmental and Geotechnical	28,823	-	-	28,823
Geology	359,067	-	-	359,067
Geophysical Survey	-	8,150	-	8,150
Metallurgy	304,703	-	-	304,703
Project Salaries	571,236	-	-	571,236
Site Office	270,485	1,583	90	272,158

	1,885,435	9,733	90	1,895,258

Recovery	-	(7,300)	-	(7,300)

	1,885,435	2,433	90	1,887,958

Write-Down of Exploration Costs	-	-	(100,001)	(100,001)

Exploration Costs, End of Year	15,300,229	1,427,691	90	16,728,010

Acquisition Costs, Beginning of Year	490,600	-	1	490,601

Acquisitions During the Year (Note 3a)	8,388,096	-	346,213	8,734,309

Write-Off Acquisition Costs	-	-	(1)	(1)

Acquisition and Exploration Costs, End of Year	24,178,925	1,427,691	346,303	25,952,919

ITEM 18

FINANCIAL STATEMENTS

See Item 17.

ITEM 19

EXHIBITS

The following exhibits are attached and incorporated herein:

Description of Document
1.1	Certificate of Incorporation	*
1.2	By-Laws	*
4.1

Agreement dated December 15, 1999, as amended April 11, 2001, between the Company and Green Spot Enterprises Ltd. (Contractor providing services of Alvin Jackson, President and Chief Operating Officer)

*
4.2	Employment Agreement dated December 15, 1999, as amended April 12, 2001, between the Company and Ronald A. Ewing	*
4.3	Agreement dated December 15, 1999, as amended April 12, 2001, between the Company and JAG Holdings Ltd. (Contractor providing services of John Greig)	*
4.4	Employment Agreement dated December 15, 1999, between the Company and Kenneth Lowe	*
4.5	Letter Agreement dated February 8, 2001, between the Company and Warrior, a division of Standard Bank London, regarding financing for the Aljustrel Project	*
4.6	Amendment, dated March 27, 2001, to Agreement dated April 29, 1998, between PA and AGC, re: Aljustrel (AGC Minas De Portugal, SGPS, Unipessoal, Ltda., is also a party to the Amendment)	*
4.7	Share Purchase Agreement, dated June 6, 2001, among the Company, Vaaldiam Resources Ltd. and N.P.R. (US) Inc., regarding acquisition by the Company of N.P.R. (US), holder of Crypto property interests	*
4.8	Agreement, dated December 20, 2001, among the Company, EDM and AGC SGPS, regarding acquisition by the Company of EDM interest in PA	*
8	Subsidiaries of the Company	*

12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*Previously filed.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Amendment No. 1 to the Annual Report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROZINC MINING CORPORATION

Registrant

By:

/s/ Ronald A. Ewing

Name:  Ronald A. Ewing

Title:     Executive Vice President, Corporate Affairs

Date:

April 5, 2005