Form 40-F/A
EUROZINC MINING CORP
filed 2005-11-21
CIK 1092840

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F (Annual Report)

(Amendment No. 1)

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

Perkins Smith & Cohen LLP

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

[  ] Annual information form (previously filed)   [X] Audited annual financial statements (restated)

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

YES   X    NO    __

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report on Form 40-F, including exhibits hereto (this “Amendment”), is being filed by EuroZinc Mining Corporation (the “Company”) to amend its Annual Report on Form 40-F for the year ended December 31, 2004, filed with the Commission on May 6, 2005 (the “Original Form 40-F”).  The Company is filing this Amendment because it has restated its consolidated financial statements for the year ended December 31, 2004 for the reasons discussed in the following paragraph.  Please see also Note 21 to the Restated 2004 Financials (as defined below).  The Company has also accordingly restated its Management Discussion and Analysis for the year ended December 31, 2004.

As to the reasons for the restatement, during the third quarter ended September 30, 2005, the Company undertook a detailed review of the tax consequences resulting from the reorganization of its international subsidiaries and determined that the Portuguese income tax rate used in the calculation of future income taxes as at December 31, 2004 was incorrect.  During this review the Company determined that an enacted change in the Portuguese income tax rate in 2004 reduced the rate from 27.5 percent to 22.0 percent, effective January 1, 2005, for certain regions, including the region where the Company conducts its mine operations.  As a result, the Company has restated its 2004 annual consolidated financial statements to reduce the income tax rate used in establishing future income taxes.  As a result of this restatement, net earnings decreased $1.8 million with a corresponding increase in  mineral properties.  There was no impact to the earnings per share.

The Original Form 40-F is amended hereby as follows:  (i) the Company’s audited consolidated financial statements for the years ended December 31, 2004 and 2003 (the “Original 2004 Financials”) are replaced in their entirety by the restated version included herein (the “Restated 2004 Financials”); (ii) the Company’s Management Discussion and Analysis and Financial Review for the year ended December 31, 2004 is replaced in its entirety by the restated version included herein; and (iii) the text under “Controls and Procedures -- A.  Disclosure Controls and Procedures” has been replaced in its entirety by the text included herein under that heading.

Other than as described above, no changes were made to the text in the Original Form 40-F.  As well, no changes were made to the Annual Information Form of the Company for the year ended December 31, 2004 and this document is accordingly incorporated by reference to the Original Form 40-F.

RESTATED AUDITED ANNUAL FINANCIAL STATEMENTS AND

MANAGEMENT DISCUSSION AND ANALYSIS

Restated Audited Annual Financial Statements

The Company’s restated audited consolidated financial statements for the years ended December 31, 2004 and 2003, including the auditors’ reports thereon dated:  March 30, 2005, except as to Note 21 which is as of November 10, 2005; and March 5, 2004, except as to Note 13(c) which is as of April 6, 2004, are included herein as Exhibit 2.  Please refer to Note 20 to the restated audited consolidated financial statements for a reconciliation of the differences between Canadian and United States Generally Accepted Accounting Principles.

Restated Management Discussion and Analysis

The Company’s Restated Management Discussion and Analysis for the year ended December 31, 2004 is included herein as Exhibit 3.

CONTROLS AND PROCEDURES

A.

Disclosure Controls and Procedures

As of December 31, 2004, an evaluation was carried out by the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities Exchange Act of 1934, as amended).  That evaluation was updated in connection with the preparation of this Amendment.  Based on the updated evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were not wholly effective as of December 31, 2004 in that the Company did not identify a 2004 change in the tax rate applicable to the Company’s wholly-owned Portuguese subsidiary Sociedade Mineira de Neves-Corvo, S.A., which had been acquired in June 2004, on a timely basis.  Accordingly, as described under “Explanatory Note”, the Company’s audited consolidated financial statements for the year ended December 31, 2004 have been restated to reflect the applicable Portuguese tax rate.  For a further description of the restatement, please refer to Note 21 of the restated audited consolidated financial statements of the Company for the year ended December 31, 2004.

The Company and PricewaterhouseCoopers LLP, the Company’s external auditors, are of the view that the issue described above is a material weakness in the Company’s controls and procedures.

In light of the above, the Company now requires that all senior financial personnel attend professional development training on current and new developments in taxation, regulatory and accounting issues in order to improve the monitoring of tax and accounting regulations.  As part of its internal control procedures, the Company will confirm the Portuguese statutory tax rate in effect at the end of each reporting period from authoritative tax publications.

Other than the foregoing, based on their evaluation as of December 31, 2004, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

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

EXHIBITS

The following exhibits are filed as part of this report:

1.

Annual Information Form for the year ended December 31, 2004 (incorporated by reference to the Original Form 40-F)

2.

Restated Audited Consolidated Financial Statements for the years ended December 31, 2004 and 2003, together with the auditors’ reports thereon dated:  March 30, 2005, except as to Note 21 which is as of November 10, 2005; and March 5, 2004, except as to Note 13(c) which is as of April 6, 2004 (Note 20 to the audited consolidated financial statements relates to differences between Canadian and United States Generally Accepted Accounting Principles)

3.

Restated Management Discussion and Analysis for the year ended December 31, 2004

4.1

Consent of Watson Dauphinee & Masuch, Chartered Accountants (incorporated by reference to the Original Form 40-F)

4.2

Consent of PricewaterhouseCoopers LLP, Chartered Accountants

5.1

Consent of SRK Consulting (Canada) Inc. (incorporated by reference to the Original Form 40-F)

5.2

Consent of Wardell Armstrong International Ltd. (incorporated by reference to the Original Form 40-F)

5.3

Consent of Engineer (James S. Drake) (incorporated by reference to the Original Form 40-F)

5.4

Consent of Engineer (Garnet L. Dawson) (incorporated by reference to the Original Form 40-F)

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

7.1

Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

7.2

Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No, 1 to the Annual Report on Form 40-F for the year ended December 31, 2004, to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROZINC MINING CORPORATION

Registrant

By:

/s/ Ronald A. Ewing

Name:

Ronald A. Ewing

Title:

Executive Vice-President, Corporate Affairs

Date:

November 21, 2005

Exhibit 2

EuroZinc Mining Corporation

Years ended December 31, 2004 and 2003

Restated Consolidated Financial Statements

o

Management’s Responsibility for Financial Reporting

o

Auditors’ Report

o

Consolidated Balance Sheets

o

Consolidated Statements of Operations and Deficit

o

Consolidated Statements of Cash Flows

o

Notes to the Consolidated Financial Statements

Management’s Responsibility for Financial Reporting

The consolidated financial statements and all information in the Annual Report have been prepared by and are the responsibility of the management of the Company.

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, using management’s best estimates and judgments based on currently available information. The Company maintains an appropriate system of internal controls to provide reasonable assurance that financial information is accurate and reliable and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

C. K.  Benner, Vice-Chairman and Chief Executive Officer

Amjad J. Ali, Executive Vice-President and Chief Financial Officer

March 30, 2005

PRICEWATERHOUSECOOPERS
PricewaterhouseCoopers LLP Chartered Accountants PricewaterhouseCoopers Place 250 Howe Street, Suite 700 Vancouver, British Columbia Canada V6C 3S7 Telephone +1 604 806 7000 Facsimile +1 604 806 7806

Auditors’ Report

To the Shareholders of EuroZinc Mining Corporation

We have audited the consolidated balance sheet of EuroZinc Mining Corporation as at December 31, 2004 and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and the results of its operations and its cash flows for each of the year ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

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

Our previous report dated March 30, 2005 has been withdrawn and the financial statements have been restated as described in note 21.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia, Canada

March 30, 2005, except as to Note 21, which is as of November 10, 2005

Comments by Auditors for United States Readers on Canada-United States Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the company’s financial statements, such as the changes described in note 2 to the financial statements. Our report to the shareholders dated March 30, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia, Canada

March 30, 2005, except as to Note 21 which is as of November 10, 2005

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

   Independent Auditors’ Report

To the Board of Directors

EuroZinc Mining Corporation

We have audited the consolidated balance sheet of EuroZinc Mining Corporation as at December 31, 2003 and the consolidated statement of operations and deficit and cash flows for the year then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

 “Watson Dauphinee & Masuch”

Chartered Accountants

Vancouver, B.C., Canada

March 05, 2004, except as to note 13(c)

  which is as of April 06, 2004

   Comments by Independent Auditors

   For U.S. Readers

   Canada – U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the directors dated March 05, 2004, except as to note 13(c) which is as of April 06, 2004, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“Watson Dauphinee & Masuch”

Chartered Accountants

Vancouver, B.C., Canada

March 05, 2004, except as to note 13(c)

  which is as of April 06, 2004

EUROZINC MINING CORPORATION
Consolidated Balance Sheets
As at December 31, 2004 and 2003
(in thousands of US dollars)
	2004	2003
	(Restated)	(Restated)
ASSETS	(Note 21)	(Note 3)
Current
Cash and cash equivalents	$ 29,245	$ 4,266
Accounts receivable	35,065	3,200
Inventories (Note 5)	17,122	-
Prepaid expenses and other current assets	3,507	78
Total Current Assets	84,939	7,544
Restricted cash (Note 6)	19,209	-
Property, plant and equipment (Note 7)	279,189	37,770
Future income tax asset (Note 16)	31,671	-
Deferred financing costs	4,851	-
Total Assets	$ 419,859	$ 45,314

LIABILITIES
Current
Accounts payable and accrued liabilities	$ 32,378	$ 1,162
Taxes payable	18,803	-
Loan payable (Note 8)	10,000	-
Current portion of copper put premiums (Note 10)	2,572
Current portion of long-term debt (Note 9)	15,403	173
Total Current Liabilities	79,156	1,335
Long-term debt (Note 9)	103,939	516
Net derivative instruments liability (Note 10)	29,258	-
Aljustrel production liabililities (Note 11)	15,755	13,869
Asset retirement obligations (Note 12)	52,605	4,154
Other obligations upon mine closure (Note 13)	1,900	-
Total Liabilities	282,613	19,874

SHAREHOLDERS' EQUITY
Share capital (Note 14)	128,386	46,228
Fair value of options and warrants (Note 14(d))	4,114	-
Currency translation account (Note 14(e))	10,296	135
Deficit	(5,550)	(20,923)
Total Shareholders' Equity	137,246	25,440

Total Liabilities and Shareholders' Equity	$ 419,859	$ 45,314

Commitments and contingencies (Note 18)
Subsequent events (Note 19)

APPROVED BY THE BOARD

	David F. Mullen

	J. Edward Fletcher

EUROZINC MINING CORPORATION
Consolidated Statements of Operations and Deficit
For the years ended December 31, 2004 and 2003
(in thousands of US dollars, except for per share amounts)
		2004	2003
		(Restated)	(Restated)
		(Note 21)	(Note 3)

Revenues		$ 120,552	$ -
Operating costs		49,684	-
Accretion of asset retirement obligations		1,356	198
Depreciation, amortization and depletion		13,195	-
Operating profit		56,317	(198)

Expenses
General and administration		3,478	679
Interest and accretion of long-term debt		3,253	1,883
Financing costs		5,701	-
Stock-based compensation (Note 14(b))		1,516	-
Foreign exchange gain		(9,595)	(1,833)
Other		14	(100)
Unrealized loss on derivative instruments (Note 10(d))		32,128	-
		36,495	629

Income (loss) before taxes		19,822	(827)
Income tax expense (Note 16)		4,140	-
Net income (loss) for the year		15,682	(827)
Deficit, beginning of year		(20,923)	(19,908)
Effect of changes in accounting policy (Note 3(a))		(309)	(188)
Restated deficit, beginning of year		(21,232)	(20,096)

Deficit, end of year		$ (5,550)	$ (20,923)

Earning (loss) per share - basic	CDN	$ 0.05	$ (0.01)
Earning (loss) per share - basic	US	$ 0.04	$ (0.01)
Earning (loss) per share - fully diluted	CDN	$ 0.05	$ (0.01)
Earning (loss) per share - fully diluted	US	$ 0.04	$ (0.01)

Weighted average number of shares outstanding - Basic		394,911	78,449
Weighted average number of shares outstanding - Fully diluted		412,949	78,449

See accompanying notes to consolidated financial statements

EUROZINC MINING CORPORATION

Consolidated Statements of Cash Flows

For the years ended December 31, 2004 and 2003

(In thousands of US dollars)

	2004	2003
	(Restated)	(Restated)
Operating activities	(Note 21)	(Note 3)
Net income (loss) for the year	$ 15,682	$ (827)
Non-cash items:
Depreciation, depletion and amortization	13,298	91
Amortization of deferred financing costs	797	-
Accretion expense	2,336	1,552
Provision for obligations upon mine closure	125	-
Stock-based compensation	1,516	-
Unrealized foreign exchange loss (gain)	1,563	(1,679)
Future income taxes	(13,666)	-
Unrealized loss on derivative instruments	32,128	-
Other	154	241
	53,933	(622)
Changes in non-cash working capital items	(11,820)	(392)
Cash provided by (used in) operations	42,113	(1,014)

Financing activities
Shares issued for cash	87,446	8,082
Share issue costs	(5,204)	(711)
Share subscription receivable	2,152	(2,152)
Other liability payments	518	(14)
Deferred financing costs	(1,518)	-
Proceeds from loans	172,462	3,695
Repayments of long-term debts	(50,000)	-
	205,856	8,900

Investing activities
Acquisition of subsidiary, net of cash (Note 4)	(188,415)	(768)
Purchases of property, plant and equipment	(32,055)	(3,049)
Payment of copper put premiums	(553)	-
Restricted investments	(2,550)	-
	(223,573)	(3,817)

Effect of exchange rate changes on cash and cash equivalents	583	-

Increase in cash and cash equivalents during the year	24,979	4,069
Cash and cash equivalents, beginning of year	4,266	197
Cash and cash equivalents, end of year	$ 29,245	$ 4,266

Supplemental disclosure of non-cash investing and financing activities
Warrants issued pursuant to a loan guarantee	$ 2,080	$ -
Shares issued for interest payable	$ -	$ 399
Shares issued for redemption of convertible debentures	$ -	$ 11,859

See accompanying notes to consolidated financial statements

EUROZINC MINING CORPORATION

Notes to Consolidated Financial Statements

For the years ended December 31, 2004 and 2003

(in thousands of US dollars, except for shares and per share amounts)

1.

NATURE OF OPERATIONS

EuroZinc Mining Corporation and its subsidiaries (“the Company”) are engaged in base metal mining and related activities, including exploration, extraction, processing and reclamation.  Copper, the primary product, is produced from the Neves-Corvo copper mine, located near Castro Verde, Portugal.

The Company is also focused on the development of the Aljustrel zinc project in Portugal and a production decision is expected to be made in 2005.

2.

SIGNIFICANT ACCOUNTING POLICIES

The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada.  The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Areas requiring the use of significant estimates include the determination of quantities of proven and probable reserves, expected cost of asset retirement obligations, valuation of options and warrants and their fair values and the assessment of impairment in value of long lived assets.  Actual results could differ from those estimates and could be material.  Significant differences from United States generally accepted accounting principles are disclosed in Note 20.

a)

Basis of presentation

As a result of the Somincor acquisition (Note 4) the Company re-evaluated its reporting currency and decided to adopt the US dollar as its reporting currency in fiscal year 2004. Therefore, the Company re-stated all comparative amounts into US dollars using the current rate method whereby all revenues, expenses and cash flows were translated at the exchange rates that were in effect during these periods (average rate for 2003 – CDN$1.4015 for US$1.00) and assets and liabilities were translated at the closing rates in effect at the end of each period (2003 – CDN$1.2965 for US$1.00).  Equity transactions have been translated at historic rates.  The resulting net translation adjustment of $135 has been credited to the currency translation account for 2003.

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

iii)

Impairment assessment

Effective January 1, 2004, the Company conformed to the requirements of CICA 3063, “Impairment of Long-Lived Assets”. The Company performs periodic impairment tests on its property, plant and equipment when events or changes in circumstance indicate that the carrying value of the mineral properties may not be recoverable.  These tests compare expected undiscounted future cash flows from these assets to their carrying values.  If shortfalls exist, assets are written down to the discounted value of future cash flows.

Management’s estimates of mineral prices, recoverable proven and probable reserves, resources and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of property, plant and equipment and deferred mineral property costs.  Although management has made its best estimate of these factors, it is possible that material changes could occur which may adversely affect management’s estimate of the net cash flows to be generated from its properties.

EUROZINC MINING CORPORATION

Notes to Consolidated Financial Statements

For the years ended December 31, 2004 and 2003

(in thousands of US dollars, except for shares and per share amounts)

f)

Foreign Currency Translation

The Company’s foreign operations are determined to be of a self-sustaining nature.  Accordingly, the accounts of the foreign operations are translated using the current rate method.  Under this method, assets and liabilities are translated at the exchange rate in effect at the end of the year, and revenues and expenses are translated at the average exchange rate for the year.  Gains and losses on translation of these foreign operations are included in equity in the currency translation account.

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

3.

CHANGES IN ACCOUNTING POLICIES

a)

Stock-Based Compensation

As of January 1, 2004 the Company adopted the recommendations of CICA 3870, “Stock-Based Compensation and Other Stock-Based Payments”.  Stock-based compensation awards are calculated using the Black-Scholes option pricing model.  The Company recognizes compensation expense relating to stock options and grants at the grant date since the stock options and grants vest immediately.

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

EUROZINC MINING CORPORATION

Notes to Consolidated Financial Statements

For the years ended December 31, 2004 and 2003

(in thousands of US dollars, except for shares and per share amounts)

b)

Asset Retirement Obligations

Effective January 1, 2004 the Company adopted CICA 3110 “Asset Retirement Obligations” on a retroactive basis whereby the fair value of the retirement obligation is initially recorded and the carrying value of the related asset is increased by a corresponding amount. In subsequent periods, the carrying amount of the liability is accreted to reflect the passage of time and any changes in the timing or amount of the underlying future cash flows. The asset retirement cost is amortized over the asset’s useful life.

The change in policy was applied retroactively with restatement of prior periods.  The impact of the change was to increase the asset retirement obligation by $3,768 and increase the carrying value of the Aljustrel mine by the same amount.  The accretion for 2002 of $188 increased the 2003 opening deficit and the accretion for 2003 of $198 was charged to operations.

c)

Derivative Instruments

Effective January 1, 2004, the Company prospectively adopted the new CICA Accounting Guideline 13, “Hedging Relationships” that establishes new criteria for hedging relationships in effect on or after January 1, 2004.  To qualify for hedge accounting, the hedging relationship must be appropriately documented and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective.  Effectiveness requires a high degree of correlation of changes in fair values or cash flows between the hedged item and the hedge.  For contracts that qualify for hedge accounting, gains or losses are recorded in the statement of operations in the same period as the hedged item; for contracts that do not qualify for hedge accounting, gains or losses arising from the changes in their fair value are recorded quarterly in earnings.  The Company has chosen not to apply hedge accounting and has recorded the derivatives at their fair market value.  The impact of this policy is discussed in Note 10.

4.

BUSINESS ACQUISITION

On June 18, 2004, the Company acquired a 100% interest in Sociedade Mineira De Neves Corvo S.A. (“Somincor”) which owns the Neves-Corvo copper mine, located near Castro Verde, Portugal.  The consideration paid was $154,353 (128,041 Euros).

The acquisition agreement provides for the vendors to receive additional consideration as price participation payments (“PPP”) on 50% of copper sold by Somincor when the average price of copper, calculated quarterly using the London Metals Exchange average spot price of copper, exceeds $0.90 per pound for the first year and $0.95 for years two, three and four from the acquisition date. This contingent consideration will adjust the purchase price when additional payments are made.

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

Notes to Consolidated Financial Statements

For the years ended December 31, 2004 and 2003

(in thousands of US dollars, except for shares and per share amounts)

The acquisition was accounted for by the purchase method, which resulted in the allocation of the consideration paid to the fair value of the assets acquired and the liabilities assumed, as follows:

Net identifiable assets acquired:
Current assets (excluding cash)	$ 28,867
Property, plant and equipment	138,389
Mineral properties	54,073
Mine development	20,236
Future income tax asset	18,005
Restricted cash	15,962
275,532
Less:
Accounts payable and accrued liabilities	(36,027)
Provision for asset retirement obligations	(47,095)
Long-term liabilities	(3,995)
Total purchase price	$ 188,415

Consideration paid is as follows:
Cash paid to vendor on June 18, 2004 (128,041 Euros)	$ 154,353
Additional consideration paid to September 30, 2004	10,526
Additional consideration paid to December 31, 2004	22,000
Acquisition costs	3,442
Less: cash aquired	(1,906)
$ 188,415

These consolidated financial statements include the results from operations of the Neves-Corvo mine commencing from June 18, 2004, the date of acquisition.

5.

INVENTORIES

The inventories consist of

	2004	2003
Copper concentrates	$ 10,398	$ -
Materials and supplies	6,368	-
Ore in process	356	-
	$ 17,122	$ -

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

EUROZINC MINING CORPORATION

Notes to Consolidated Financial Statements

For the years ended December 31, 2004 and 2003

(in thousands of US dollars, except for shares and per share amounts)

7.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of:

	December 31, 2004			December 31, 2003
		Accumulated			Accumulated
		depreciation			depreciation
	Cost	and depletion	Net	Cost	and depletion	Net
Mineral properties
Neves-Corvo	$ 56,122	$ 1,931	$ 54,191	$ 831	$ -	$ 831
Aljustrel	11,594	-	11,594	10,700	-	10,700
Crypto	288	-	288	267	-	267
	68,004	1,931	66,073	11,798	-	11,798
Plant and equipment
Neves-Corvo	162,447	11,264	151,183	32	30	2
Aljustrel	6,823	247	6,576	6,468	295	6,173
Other	110	71	39	75	58	17
	169,380	11,582	157,798	6,575	383	6,192
Development and other
Neves-Corvo	28,807	-	28,807	-	-	-
Aljustrel	24,034	-	24,034	18,625	-	18,625
Malhadinha	2,459	-	2,459	1,142	-	1,142
Crypto	18	-	18	13	-	13
	55,318	-	55,318	19,780	-	19,780

Total	$ 292,702	$ 13,513	$ 279,189	$ 38,153	$ 383	$ 37,770

8.

LOAN PAYABLE

On June 15, 2004, the Company entered into a $10,000 loan agreement (the “Boliden Loan”) with Boliden Mineral AB.  The Boliden Loan bears interest at the rate of one month LIBOR plus 3.5% per annum and matures on June 15, 2005.  The loan may be repaid, in whole or in part without penalty.

The Boliden Loan was collateralized by a guarantee by Resource Capital Fund III L.P. (“RCF”).  In consideration for the guarantee, the Company granted an aggregate of 12,195,652 share purchase warrants between June 15 and October 19, 2004 to RCF (the “RCF Warrants”), each exercisable at a price of CDN$0.60 per share and expiring eighteen months from the issue date. The value of the RCF Warrants was determined to be $2,080 (Note 14(c)) and was charged to deferred financing costs.  These costs are amortized over the life of the Boliden Loan.

On October 19, 2004, the Company replaced the RCF guarantee with a bank guarantee and further granting of the RCF Warrants ceased as of that date.

EUROZINC MINING CORPORATION

Notes to Consolidated Financial Statements

For the years ended December 31, 2004 and 2003

(in thousands of US dollars, except for shares and per share amounts)

9.

LONG-TERM DEBT

	2004	2003
Somincor bonds - 2005 to 2009	$ 36,777	$ -
Collateralized term loan	50,000	-
Price participation loan	22,000	-
Capital lease obligation	5,260	18
Deferred employee housing sales	740	671
EU interest free investment loan	4,565	-
	119,342	689
Less:
Current portion	(15,403)	(173)
Long term portion	$ 103,939	$ 516

The payment obligations over the next five years are expected to be:

	Other	Debt	Capital leases	Total

2005	$ 963	$ 12,250	$ 2,190	$ 15,403
2006	1,118	9,750	1,694	12,562
2007	1,889	-	970	2,859
2008	1,335	50,000	406	51,741
2009	-	36,777	-	36,777
	$ 5,305	$ 108,777	$ 5,260	$ 119,342

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

ii)

On the same date, Somincor issued 540,000 unsecured bonds with a nominal value of 50 Euro each for a total of $36,777 (27,000 Euros).  The bonds have a five year term with 100% of the principal repayable on maturity. The bonds bears interest at “EURIBOR 6 months” plus an annual spread of 1.075% until the US$50,000 debt in (iii) below is repaid, thereafter the spread will be 0.875%.  Interest payments are due on June 17 and December 17 of each year.

iii)

Proceeds from an amended debt facility of $50,000 repayable over a three and a half year period with equal semi-annual mandatory repayments commencing on June 30, 2005 until the final maturity date June 30, 2008.  This facility bears interest at LIBOR plus 2.25% per annum.  The loan is collateralized by all of the assets of Somincor, a pledge of shares and is guaranteed by one of the Company’s Portuguese subsidiaries.

EUROZINC MINING CORPORATION

Notes to Consolidated Financial Statements

For the years ended December 31, 2004 and 2003

(in thousands of US dollars, except for shares and per share amounts)

b)

On December 22, 2004, the Company entered into an eighteen month debt facility for $48,000 to purchase the PPP from Rio Tinto Group and Empresa de Desenvolvimento Mineiro SGPS, S.A. (“EDM”) with the effective date of October 1, 2004. The first drawdown of $22,000 was made on December 22, 2004 and the balance of $26,000 was drawn down subsequent to year end (Note 19). This facility bears interest at LIBOR plus a margin of 3.5% and is repayable by quarterly payments commencing January 31, 2005.  Quarterly payments are equal to the greater of the PPP payable or $10,000 for first installment and $5,000 thereafter.

c)

Capital lease obligations in 2004 relate to mining equipment and passenger vehicles over three or four year terms.

d)

The Company’s wholly-owned subsidiary, Somincor, has entered into sales contracts (as vendor) with certain employees (as purchasers), whereby the Company has agreed to sell certain residential housing units to the purchasers.  Title to the housing units is transferred to the purchasers upon receipt of the final payment pursuant to the contract and the land title subdivision is complete.  As of December 31, 2004, the Company has received amounts totaling $740 (2003 - $671) pursuant to such agreements.

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

10.

FINANCIAL INSTRUMENTS, DERIVATIVES AND RISK MANAGEMENT

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

d)

Fair Value

The fair values of the Company’s cash and cash equivalents, accounts receivable, restricted cash, accounts payable and loan payable approximate their carrying values.  Management believes that the fair value of long-term debt approximates the carrying value due to the recent re-financing completed by the Company.

The Company’s original lenders mandated a copper price protection as a condition precedent to the debt financing for the acquisition of Somincor. The requirement was to buy derivatives for a three year period for approximately 70% of the Neves-Corvo copper production.  The fair value of all the derivatives has been estimated using year-end market values. These fair values approximate the amount the Company would either pay or receive to settle the contracts at December 31, 2004 and are as follows:

			Unrealized
	Cost	Fair value	Loss
Copper put options	$ 21,241	$ 4,172	$ 17,069
Copper calls and puts	-	(14,623)	14,623
Interest rate swap - $50 million	-	(436)	436
	21,241	(10,887)	32,128

Copper put premiums	-	(20,943)	-
	21,241	(31,830)	32,128
Less current portion of copper put premiums		2,572
	$ 21,241	$ (29,258)	$ 32,128

11.

ALJUSTREL PRODUCTION LIABILITIES

The following amounts are payable only upon production from the Aljustrel mine:

	2004	2003
Interest bearing debt - principal and interest	$ 6,755	$ 5,955
Non-interest bearing debt	6,547	5,750
Other creditors	2,453	2,164
	$ 15,755	$ 13,869

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

A summary of the Company’s provision for asset retirement obligation is as follows:

	2004	2003
Balance, December 31, 2003	$ 4,154	$ 3,956
Amounts arising from acquisition of Neves-Corvo	47,095	-
Accretion during the year	1,356	198
Balance, December 31, 2004	$ 52,605	$ 4,154

The Company based these calculations on using an inflation rate of 2.9% and a discount rate of 5% per annum.

EUROZINC MINING CORPORATION

Notes to Consolidated Financial Statements

For the years ended December 31, 2004 and 2003

(in thousands of US dollars, except for shares and per share amounts)

13.

OTHER OBLIGATIONS UPON MINE CLOSURE

The Company’s wholly-owned subsidiary, Somincor, is required to provide for the liabilities associated with employee termination costs upon the closure of Neves-Corvo mine in accordance with Portuguese government requirements.  As at December 31, 2004, Somincor has accrued $1,900 related to this future liability. This future liability will be adjusted each year to reflect the changes in underlying employee information projected to exist at the mine closure date.

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

During the year ended December 31, 2003, the Company completed a brokered private placement of 38,479,000 units at a price of CDN$0.25 per unit for net proceeds of $6,616, after fees of $711.  Each unit consists of one common share and one-half share purchase warrant.  One warrant entitles the holder to acquire one common share at CDN$0.40 per share.  In addition, the Company issued 3,848,000 units (the “Agent’s warrants”) to the Agents.  The Agent’s warrants consist of one common share and one-half share purchase warrant, exercisable at CDN$0.25 and expire on July 5, 2005.

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

Option pricing models require the input of highly subjective assumptions including the expected price volatility and expected life.  Changes in the subjective input assumptions can materially affect the fair value estimate and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted/vested during the year.

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

Transactions concerning stock options and share purchase warrants are summarized below:

	Incentive stock option plan		Share purchase warrants
					Total
	Shares	Price (CDN$)	Shares	Price (CDN$)	Shares
	(000's)		(000's)		(000's)
Outstanding, December 31, 2002	7,998	$ 0.17	6,965	$0.10 - $0.25	14,963
Year ended December 31, 2003
Granted	-	-	28,537	0.10 - 0.40	28,537
Exercised	(460)	0.10	(9,450)	0.10	(9,910)
Expired	(1,128)	0.38	(2,965)	0.25	(4,093)
Outstanding, December 31, 2003	6,410	0.14	23,087	0.25 - 0.40	29,497
Year ended December 31, 2004
Granted	10,700	0.60 - 0.66	57,352	0.40 - 0.60	68,052
Exercised	(2,200)	0.18	(16,042)	0.25 - 0.50	(18,242)
Outstanding, December 31, 2004	14,910	$0.10 - $0.66	64,397	$0.25 - $0.60	79,307

EUROZINC MINING CORPORATION

Notes to Consolidated Financial Statements

For the years ended December 31, 2004 and 2003

(in thousands of US dollars, except for shares and per share amounts)

At December 31, 2004, the Company has the following options outstanding:

Ranges of exercise prices (CDN$)	Number of options outstanding (000’s)	Year of expiry	Weighted average remaining contractual life (years)	Weighted average exercise price (CDN$)

$0.15 - $0.36	645	2006	1.8	$0.28
$0.10	3,590	2007	2.9	$0.10
$0.60 - $0.66	10,675	2009	4.5	$0.62
	14,910		4.1	$0.48

d)

Fair Value of Options and Warrants

Options and warrants consist of unexercised fair value of stock options and share purchase warrants as follows:

	Number of			Amounts
In thousands	Options	Warrants	Total	Options	Warrants	Total
Balance, December 31, 2003	5,460	-	5,460	$ 309	$ -	$ 309
Issued during the year	10,700	17,446	28,146	1,640	2,589	4,229
Transfers to share capital	(1,435)	(3,213)	(4,648)	(84)	(340)	(424)
Balance, December 31, 2004	14,725	14,233	28,958	$ 1,865	$ 2,249	$ 4,114

e)

Currency Translation Account

The currency translation account represents primarily the cumulative unrecognized exchange adjustment on the translation of the net assets of the Company’s Portuguese subsidiaries and Canadian corporate office converted from their functional currency into US Dollars.  The change for the year reflects the impact of US currency movements on these net assets.

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
Administration fees include rent and general office expenses shared with a company of which some of the Company’s directors and shareholders are also directors and shareholders of the other company.

Warrants Issued
During the year 12,195,652 warrants were issued to RCF, a shareholder of the Company, for the
Boliden Loan guarantee (Note 8).

16.

INCOME TAXES -RESTATED

The provision for income taxes reported differs from the amounts computed by applying the aggregate Canadian and provincial income tax rates to the income before tax provision due to the following:

2004
Statutory tax rate	35.6%

Income tax expense (recovery) at the statutory rate	$ 7,057
Effect of lower tax rates in foreign jurisdictions	(1,868)
Changes in valuation allowance	(1,458)
Others	(134)
Non-deductible expenditures	543
Income tax expense	$ 4,140

EUROZINC MINING CORPORATION

Notes to Consolidated Financial Statements

For the years ended December 31, 2004 and 2003

(in thousands of US dollars, except for shares and per share amounts)

Future income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes.  The significant components of future income tax assets and liabilities at December 31 are as follows:

2004
Property, plant and equipment	$ 9,831
Long-term liabilities	2,571
Non-capital losses	9,452
Resource pools	1,207
Share issue costs	1,851
Marked-to market derivatives	7,068
Mineral property interests	14,405
46,385
Valuation allowance	(14,714)
Future income tax asset	$ 31,671

Income tax expense consists of:

2004
Current income tax expense	$ 17,806
Future income tax recovery	(13,666)
$ 4,140

EUROZINC MINING CORPORATION

Notes to Consolidated Financial Statements

For the years ended December 31, 2004 and 2003

(in thousands of US dollars, except for shares and per share amounts)

The Company has non-capital losses of $9,700 in Canada and $29,011 in Portugal available for carry-forward to offset future taxable income.  Future benefits for these losses have been offset by a valuation allowance.  The losses expire as follows:

Years of expiry	Canada	Portugal
2005	$ 1,024	$ 6,365
2006	1,678	8,866
2007	1,843	2,466
2008	263	6,453
2009	1,518	4,861
2010	39	-
2011	3,335	-
	$ 9,700	$ 29,011

The Company also has Canadian and foreign resource tax pools totaling $2,055 and $1,333, respectively.  These tax pools do not expire.

During the year, the Company paid $17,821 (2003 - $Nil) in income taxes in Portugal.

17.

SEGMENTED INFORMATION

In the opinion of management, the Company operates in one industry segment, namely base metal mining in one geographic region, namely Western Europe.  Due to its concentration in one geographic region and one segment, the segmented information is not necessary.

18.

COMMITMENTS AND CONTINGENCIES

The Company’s wholly-owned subsidiary, Somincor, has entered into the following commitments:

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

d)

The Company’s wholly-owned subsidiary, Pirites Alentajanas, S.A. (“PA”) is committed to pay EDM $22,410 (16,965 Euros) under the terms of a “price participation” clause.  The “price participation”, which PA is liable to EDM, is an amount equal to the amount of zinc produced and sold from PA’s properties times 8% of the price of pound of zinc in excess of $0.55, whenever the annual zinc settlement price averages over $0.55 per pound.  This price participation is payable for a period of ten years from the commencement of production of the Aljustrel project, and the base price of $0.55 will be adjusted after five years to account for the effects of inflation.  These payments will be accounted for as an increase in the cost of the acquired assets at the time the payments become due.

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

EUROZINC MINING CORPORATION

Notes to Consolidated Financial Statements

For the years ended December 31, 2004 and 2003

(in thousands of US dollars, except for shares and per share amounts)

The Company’s wholly-owned subsidiary, Somincor, is part of an on-going industry-wide investigation involving major copper concentrate producers commenced in Europe, Canada and the US.  Somincor offers no guidance or assurance that the on-going investigation will not result in any further regulatory action or liability against Somincor or when the on-going investigation will be completed.  Somincor is cooperating in the continuing investigation.

19.

SUBSEQUENT EVENTS

Subsequent to December 31, 2004, the Company:

a)

received proceeds of $14,390 on exercise of 37,060,042 share purchase warrants.

b)

on January 28, 2005, the Company purchased the Price Participation Payments for $26,000 as discussed in Note 9(b).

c)

on March 10, 2005 the Company’s wholly owned subsidiary, Somincor, entered into a 40,000 Euro underwritten commercial paper program for three years on an unsecured basis. The use of proceeds is to fully prepay the $50,000 collatarized debt discussed in the Long-Term Debt note. The interest rate will be 0.55% to 0.85% above EURIBOR, depending on the ratio of  Somincor’s debt to EBITDA.  The repayments are at the discretion of the borrower and can be determined every six months during the term of this facility.

d)

has entered into forward foreign exchange contracts to purchase Euros on a weekly basis at an average rate of $1.30 per Euro for most of its 2005 estimated expenditures.

20.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - RESTATED

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“CDN GAAP”) which differ in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States generally accepted accounting principles (“US GAAP”) and from practices prescribed by the United States Securities and Exchange Commission (“SEC”). Material measurement differences to these consolidated financial statements are as follows:

EUROZINC MINING CORPORATION

Notes to Consolidated Financial Statements

For the years ended December 31, 2004 and 2003

(in thousands of US dollars, except for shares and per share amounts)

Applying US GAAP, the consolidated balance sheets would be as follows:

	(Restated - Note 21)
	December 31, 2004		December 31, 2003
	US GAAP	CDN GAAP	US GAAP	CDN GAAP
Assets
Current assets	$ 84,939	$ 84,939	$ 7,544	$ 7,544
Property, plant and equipment [a]	268,500	279,189	27,263	37,770
Future income tax asset	31,671	31,671	-	-
Other long-term assets	24,060	24,060	-	-
	$ 409,170	$ 419,859	$ 34,807	$ 45,314

Liabilities
Accounts payables and accrued liabilities	$ 51,181	$ 51,181	$ 1,162	$ 1,162
Loan payable	10,000	10,000	-	-
Long-term debt	121,914	121,914	689	689
Derivative instruments liability	29,258	29,258	-	-
Asset retirement obligations [b]	52,605	52,605	4,154	4,154
Long-term liabilities	17,655	17,655	13,869	13,869
	282,613	282,613	19,874	19,874

Shareholders' equity
Share capital [e]	128,481	128,386	46,323	46,228
Contributed surplus [c]	3,805	4,114	309	-
Deficit [a][b][c][d]	(15,096)	(5,550)	(30,906)	(20,923)
Currency translation account [a]	9,367	10,296	(793)	135
	126,557	137,246	14,933	25,440

Total liabilities and shareholders' equity	$ 409,170	$ 419,859	$ 34,807	$ 45,314

EUROZINC MINING CORPORATION

Notes to Consolidated Financial Statements

For the years ended December 31, 2004 and 2003

(in thousands of US dollars, except for shares and per share amounts)

The effect of measurement differences between CDN GAAP and US GAAP on the Company’s net loss for the years ended December 31, 2004 and 2003 is summarized below:

	Year ended December 31,
	2004	2003
	(Restated)
	(Note 21)
Net income (loss) under CDN GAAP	$ 15,682	$ (827)
Effect of differences in accounts for:
Expense current year deferred exploration costs [a]	(181)	(5)
Compensation expense [c]	-	(309)
Accretion of convertible loans [d]	-	744
Net income (loss) before changes in accounting policy	15,501	(397)
Cumulated effect of changes in accounting policy [b]	-	(188)
Net income (loss) under US GAAP	15,501	(585)
Cumulative translation adjustment	10,296	(550)
Comprehensive income (loss)	$ 25,797	$ (1,135)

Diluted earnings (loss) per share under US GAAP (1)	$ 0.06	$ (0.01)

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

EUROZINC MINING CORPORATION

Notes to Consolidated Financial Statements

For the years ended December 31, 2004 and 2003

(in thousands of US dollars, except for shares and per share amounts)

[b]

Asset retirement obligations

For US GAAP in the year-ended December 31, 2003, the Company adopted FASB Statement No. 143, Accounting for Asset Retirement Obligations (FAS 143) which is consistent with the provisions of CICA 3110 which the Company also adopted for Canadian GAAP reporting in 2004 [see note 2[b]]. US GAAP requires that FAS 143 be adopted on a retroactive basis with a cumulative effect of the accounting change of $188 debited to net income (loss) in 2003, whereas Canadian GAAP requires retroactive adoption with restatement of prior year financial statements. The Company’s balance sheet as at December 31, 2003 and 2004 is the same under US and Canadian GAAP.

[c]

Compensation expense

For US GAAP, in the year-ended December 31, 2003 the Company has adopted the fair value based method of accounting for stock compensation as prescribed by FASB statement No. 123, Accounting for Stock-Based Compensation. The Company has chosen to adopt the fair value based method on a prospective basis from January 1, 2003 as permitted by FASB Statement No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123. The prospective adoption of this new US GAAP policy creates no differences with the Company’s stock compensation expense reported under Canadian GAAP for the years ended December 31, 2004 and 2003. The reconciling item for US GAAP is that the adoption of FASB statement No. 123, Accounting for Stock-Based Compensation was applied prospectively while under Canadian GAAP the adoption required an adjustment to increase opening deficit and contributed surplus by $309, the amount of the compensation expense related to stock options granted in fiscal 2002 (no stock options were granted in 2003).

[d]

Convertible loans

Under US GAAP, the full face value of the convertible loans is classified as a liability and any accretion charges under CDN GAAP are reversed. A value is assigned to the conversion feature of debt convertible to equity only if the conversion rate is less than the market value of the Company’s common stock at the date of the advance. Any such beneficial conversion feature is recognized as interest expense over the term to maturity of the convertible loans. The remaining unamortized balance is recorded as a discount on the convertible loans. On conversion of the convertible loans, the full face value of the convertible loans is transferred to share capital and the discount remaining related to the beneficial conversion feature is immediately recognized in as interest expense. Under CDN GAAP, a value is assigned to the conversion feature of debt convertible to equity and is recorded as a separate component of shareholders’ equity. The carrying amount of the loans is accreted to face value over the initial term to maturity through a charge to interest expense. On conversion of the convertible loans, the carrying amount of the loans and the equity component of the convertible loans are transferred to share capital.

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

EUROZINC MINING CORPORATION

Notes to Consolidated Financial Statements

For the years ended December 31, 2004 and 2003

(in thousands of US dollars, except for shares and per share amounts)

[e]

Recent accounting pronouncements

In March 2004, the Emerging Issues Task Force issued EITF 04-02, “Whether Mineral Rights are Tangible or Intangible Assets” (EITF 04-2).  The Task Force reached a consensus that mineral rights are tangible assets.  In April 2004, the FASB issued FASB Staff Positions (FSPs) FAS 141-1 and FAS 142-1, “Interaction of FASB Statements No. 141”, Business Combinations (SFAS 141), and No. 142, “Goodwill and Other Intangible Assets” (SFAS 142), and EITF Issue No. 04-02, “Whether Mineral Rights are Tangible or Intangible Assets.”  The FSPs amend SFAS 141 and 142 to conform them to the Task Force consensus.  The FSPs are effective for the first reporting period beginning after April 29, 2004 but earlier adoption is permitted. The Company has adopted these provisions effective January 1, 2004.

In March 2004, the Emerging Issues Task Force issued EITF 04-03, “Mining Assets Impairment and Business Combinations”.  EITF 04-3 requires mining companies to compare cash flows to the economic value of mining assets (including mineral properties and rights) beyond those assets proven and probable reserves, as well as anticipated market price fluctuations, when assigning value in a business combination in accordance with SFAS 141 and when testing the mining assets for impairment in accordance with SFAS 144.  The consensus is effective for reporting periods beginning after March 31, 2004 but earlier adoption is permitted.

In November 2004, the FASB issued No. 151, Inventory Costs – an amendment of ARB No. 43, Chapter 4, which clarifies the accounting for abnormal amounts of idle facility expense, freight and handling costs and wasted material as current period costs and also requires that allocations of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities.  FASB No. 151 is effective for fiscal years beginning after June 15, 2005; early application of this provision is permitted. The Company has not determined the impact, if any, on the Company’s financial position or results from operations.

At the March 17, 2005 meeting, the EITF reached a consensus that post-production stripping costs are a component of mineral inventory cost subject to the provisions of AICPA Accounting Research Bulletin No. 43, Restatement and Revision of Accounting Research Bulletins, Chapter 4, Inventory Pricing (ARB 43).  In the mining industry, the costs of removing overburden and waste materials to access mineral deposits are referred to as “stripping costs.”  It is the accounting for costs incurred during the production stage of the mine, or the post-production stripping costs, that are addressed in Issue 04-6. Based upon this consensus, post production stripping costs should be considered costs of the extracted minerals under a full absorption costing system and recognized as a component of inventory to be recognized in costs of sales in the same period as the revenue from the sale of the inventory.  Additionally, capitalization of such costs would be appropriate only to the extent inventory exists at the end of a reporting period. The guidance in this consensus will be effective for financial statements issued for fiscal years beginning after December 15, 2005, with early adoption permitted.  The Company has not determined the impact, if any, on the Company’s financial position or results from operations.

CICA section 3855 prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and at what amount – sometimes using fair value; other times using cost-based measures. It also specifies how financial instrument gains and losses are to be presented. Section 3855 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. The Company has not determined the impact, if any, on the Company’s financial position or results from operations.

EUROZINC MINING CORPORATION

Notes to Consolidated Financial Statements

For the years ended December 31, 2004 and 2003

(in thousands of US dollars, except for shares and per share amounts)

In June 2003, the CICA issued a new accounting guideline which requires the consolidation of VIEs by the primary beneficiary. The primary beneficiary is the enterprise that will absorb or receive the majority of the VIE's expected losses, expected residual returns, or both. Revisions to this guideline were published by the CICA in August 2004 to harmonize with the U.S. VIE accounting standard. A VIE is an entity where (a) its equity investment at risk is insufficient to permit the entity to finance its activities without additional subordinated support from others and/or where certain essential characteristics of a controlling financial interest are not met, and (b) it does not meet specified exemption criteria. The Company has determined that this guideline will have no impact on the Company’s financial position or results from operations.

21.

RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS

During the third quarter ended September 30, 2005, the Company undertook a detailed review of the tax consequences resulting from the reorganization of its international subsidiaries and determined that the Portuguese income tax rate used in the calculation of future income taxes as at December 31, 2004 was incorrect.  During this review the Company determined that an enacted change in the Portuguese income tax rate in 2004 reduced the rate from 27.5 percent to 22.0 percent, effective January 1, 2005, for certain regions, including the region where the Company conduct its mine operations.  As a result, the Company has restated its consolidated financial statements to reduce the income tax rate used in establishing future income taxes.

The effect of this restatement on the Company’s consolidated financial statements for the year ended December 31, 2004 is summarized as follows:

	Previously reported	Adjustment	Restated

Consolidated Balance Sheets
Total assets	$421,644	$(1,785)	$419,859
Total liabilities	282,613	-	282,613
Shareholders' equity	$139,031	$(1,785)	$137,246

Consolidated Statement of Operations
Net income before income taxes	$19,822	$-	$19,822
Current income taxes	(17,806)	-	(17,806)
Future income tax recovery	15,451	(1,785)	13,666
	$17,467	$(1,785)	$15,682

Exhibit 3

MANAGEMENT DISCUSSION AND ANALYSIS

OF EUROZINC MINING CORPORATION 2004

The following Management Discussion and Analysis (“MD&A”) of EuroZinc Mining Corporation (“EuroZinc” or the “Company”) has been prepared as of March 29, 2005 and was restated as at November 10, 2005, as discussed below.  This MD&A is intended to supplement and complement the accompanying Restated Audited Consolidated Financial Statements and Notes for the year ended December 31, 2004. Please also refer to the cautionary statement of forward-looking information at the end of this MD&A. Additional information relating to the Company is available on the SEDAR website at www.sedar.com. All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), and all dollar amounts are expressed in US dollars unless otherwise indicated.

RESTATEMENT

During the third quarter ended September 30, 2005, the Company undertook a detailed review of the tax consequences resulting from the reorganization of its international subsidiaries and determined that the Portuguese income tax rate used in the calculation of future income taxes as at December 31, 2004 was incorrect.  During this review the Company determined that an enacted change in the Portuguese income tax rate in 2004 reduced the rate from 27.5 percent to 22.0 percent, effective January 1, 2005, for certain regions, including the region where the Company conducts its mine operations.  As a result, the Company has restated its 2004 annual consolidated financial statements to reduce the income tax rate used in establishing future income taxes.

As a result of this restatement, net earnings decreased $1.8 million with a corresponding increase in mineral properties.  There was no impact to the earnings per share

OVERVIEW

EuroZinc is a Canadian based mining company that was transformed over the course of 2004 from an exploration and development company into a base metal producing company through the acquisition of the Neves-Corvo copper mine in southern Portugal. EuroZinc also owns the Aljustrel mine located 40 km from the Neves-Corvo mine, which is currently on care and maintenance. Both the Neves-Corvo and Aljustrel mines consist of poly-metallic deposits containing, among other metals, copper, zinc, lead and silver. EuroZinc’s focus over the next two years will be to optimize copper production from Neves-Corvo, while diversifying and adding zinc production from the zinc resources at Neves-Corvo. In the short term, the Company will also be evaluating and, if warranted, returning the Aljustrel mine to production on the basis of its zinc, lead, and silver.

The most significant event of 2004 for EuroZinc was the acquisition of 100% of the shares of Somincor, S.A. (“Somincor”), the company that owns the Neves-Corvo copper mine. The acquisition was completed on June 18, 2004 for a total purchase price of €128 million ($154.4 million). The shares were purchased from Empresa de Desenvolvimento Mineiro, SGPS, S.A. (“EDM”) (51%), a Portuguese government-owned Company, and the Rio Tinto Group (“RTG”) (49%). Under the terms of the acquisition agreement, EuroZinc was obligated to pay the vendors an additional price participation amount calculated by multiplying half of the copper sold by the excess of the London Metal Exchange (“LME”) average spot price for copper, above $0.90/lb for the first year and above $0.95/lb for years two, three and four. A payment of $10 million was made to the vendors under these terms for the third quarter. However, prior to making the fourth quarter payment and effective as of October 1, 2004, EuroZinc purchased RTG’s portion of the price participation rights for $22 million. EDM’s portion was then purchased in 2005 for $26 million, also effective October 1, 2004.

The Neves-Corvo mine produced 95,687 tonnes or approximately 211 million pounds of copper metal in concentrate during all of 2004. This occurred during a year in which copper prices rose from $1.07 at the beginning of 2004 to $1.49 at the close of 2004, averaging $1.30 for the year. At the same time, treatment charges remained relatively low, averaging $46 per tonne for 2004 as compared to an average of approximately $60 per tonne in 2003. The result was that Somincor generated $112.0 million in cash flow during 2004, which allowed Somincor to retire a total of approximately $52 million of outstanding debt and shareholder loans within the company prior to EuroZinc’s acquisition on June 18.

EuroZinc’s operating results only include Somincor for the period from the date of acquisition to the year end. This resulted in net sales revenue for EuroZinc of $120.6 million and $56.3 million of operating profit reportable on EuroZinc’s Consolidated Financial Statements. This is the first year that EuroZinc has operating sales revenues and operating profit. Net reportable income for the period was $15.7 million, which included $32.1 million of unrealized losses on copper options contracts.

Under the terms of the $100 million loan facility used to acquire Somincor, EuroZinc was required by its lenders to enter into copper futures and option contracts, immediately prior to the acquisition date, to hedge the effect of changes in the price of copper on the Company’s income (see discussion under Financial Instruments). EuroZinc determined that none of the copper option contracts qualified for hedge accounting, and as a result, the Company recorded an unrealized marked-to-market loss of $32.1 million, representing a change in the fair value of the options from inception to December 31, 2004. Of the $32.1 million charged to operations, $17.1 million is represented by deferred puts and $14.6 million is represented by short call positions. Since the puts have been purchased, the total marked-to-market loss cannot exceed the value of the puts, hence only an additional $4.2 million loss can be booked against the deferred puts. The effect of the short call positions on the Company’s revenues will depend upon the monthly average LME cash settlement price for copper. However, the contracts for the short calls expire at the end of 2005, and as a result on a marked-to-market basis a $14.6 million gain will be recognized by the end of 2005.

The $22 million paid for RTG’s share of the price participation right purchased in December, 2004, as well as the $10.5 million paid to the vendors as the first payment for the price participation rights, has been treated as a purchase consideration and has resulted in an increase in the acquisition cost of Somincor for 2004 (the $26 million payment for EDM’s portion will be reflected in the Company’s first quarter of 2005). The first payment to the vendors was financed from operating cash flow and the purchase from RTG was financed through a debt facility.

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

Neves-Corvo Operating Summary *

	2004	2003	2002
Tonnes milled (000’s)	1,902	1,707	1,745
Copper grade (%)	5.71	5.33	5.06
Plant recovery (%)	88.4	85.6	87.0
Copper produced (000’s tonnes)	95.7	77.5	77.2
Net cash cost (US$ per pound)	**0.64	0.62	0.58

Note:

*The above operating results are for the mine itself since the start of 2004. EuroZinc consolidated statements include operating results only since the date of acquisition, June 18, 2004.

** Includes a royalty payment of $0.035 per pound for the year

Aljustrel

The Aljustrel mine continued on a care and maintenance basis in 2004 while some of the conclusions on the mill process and metallurgy used in the feasibility study were reviewed. This work was carried out by technical consultants, as well as Outokumpu of Finland and a third party metallurgical consulting group. The purpose was to determine optimum grind size for the zinc ore in order to maximize the recovery rate. As of the date of this discussion, the work has been completed and EuroZinc is now finalizing an update on the estimated capital required to put the mine and mill back into production. If the decision is taken to return Aljustrel to production, it is expected that the mill will be operational following approximately 12 months of retrofitting. The feed for the mill for the first year of production will be provided from the Moinho deposit at a rate of 1.4 million tonnes per annum. EuroZinc would expect to be mining from the higher grade Feitais deposit and reach full production of 1.8 million tonnes per annum approximately 12 months after the commissioning of the processing facilities.  Processing plant retrofitting and the development of the Feitais deposit would be conducted concurrently.

FINANCIAL SUMMARY

Selected Financial Data

The following annual and quarterly information are prepared in accordance with Canadian GAAP, but in US dollars.

Annual Information

US$ in thousands, except per share data and CDN where noted, for the fiscal years ended December 31:

	2004	2003
Results of Operations	(restated)	(restated)
Revenues (Net)	120,552	-
Operating profit (loss)	56,317	(198)
Net income (loss) for the period	15,682	(827)
Operating cash flow before working capital items	53,933	(622)
Net income (Loss) per common share – basic & diluted	0.04	(0.01)
Operating cash flow per common share before working capital items – basic	0.14	(0.01)
Operating cash flow per common share before working capital items – basic (CDN$)	0.18	(0.01)

Financial Position - restated
Cash	29,245	4,266
Total Assets	419,859	45,314
Total Long Term Liabilities	203,457	18,539
Shareholder’s Equity	137,246	25,440
Working Capital	5,783	6,209

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

Operating Costs

Direct operating costs for the period, from acquisition to year end, were $49.7 million. The efficiencies gained as a result of the higher production and improved operating performance were partially offset by the increased strength of the Euro, which was 1.21 relative to the US dollar on June 18 (the acquisition date) and 1.35 at the close of the year, and the mine’s scheduled maintenance shut-down in September. Unit cash costs over the period averaged $0.72 and were higher than the Neves-Corvo average unit cost of $0.64 for the year. This was a result of the higher grade copper ore  mined and processed in the first six months of the year, averaging 6.0% copper, as compared to an average grade of 5.4% copper in the final six months of the year.

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

Other Expenses

General and administrative expenses for 2004 were $3.5 million, compared to $0.7 million in 2003. Of this total, $1.9 million is attributable to the EuroZinc corporate office and $1.6 million to Somincor expenses. A large portion of the 2004 expense was incurred as a result of the acquisition of Somincor. Corporate post-acquisition restructuring and increased complexity in reporting requirements resulted in accounting and legal fees increasing to $0.9 million as compared to $0.1 million in 2003, and wages and management fees increased from $0.3 million in 2003 to $1.3 million in 2004 as the Company integrated the staff of Somincor and additional staff to its corporate office. Filing and transfer agent fees increased from $48 thousand in 2003 to $270 thousand in 2004 as a result of the equity financings required for the acquisition of Somincor and the Company’s move to the senior board of the TSX. Travel expenses also increased substantially from $52 thousand in 2003 to $254 thousand in 2004 as the number of employees and directors increased, as did the frequency of trips.

Interest on loans and accretion of long-term debt totaled $3.3 million in 2004, compared to $1.9 million in 2003, as EuroZinc added significantly to its level of debt to finance the acquisition of Somincor. Convertible loans totaling $12.7 million were converted to equity at the end of 2003, but a total of $110 million in debt was added in mid-2004 to finance the acquisition. The debt facility arranged for the acquisition of Somincor was subsequently reduced and refinanced at the end of 2004 (see Liquidity and Capital Resources). As result of the re-financing EuroZinc charged $3.9 million of financing costs to operations that had previously been deferred, in addition to $1.8 million of amortization related to the financing. Also as a consequence of the settlement of the US dollar denominated debt, the Company recognized a foreign exchange gain of $9.6 million.

Other non-cash expense items on the statement of operations that were unique to 2004 included a charge for stock-based compensation of $1.5 million for options granted to directors, officers, and employees. As noted in the overview, the largest single charge on the income statement in 2004 was an unrealized loss recognized on the copper derivative contracts. EuroZinc was required to enter into these contracts under the terms of the $100 million debt facility used to acquire Somincor. As a result of the increase in the price of copper, between the periods the contracts were entered into and year end, the change in the fair value of the options as of December 31, 2004 represented $32.1 million in unrealized losses for EuroZinc.

Somincor used all of its accumulated tax losses prior to EuroZinc acquiring the Company, and as a result the operating profits from Neves-Corvo were fully taxed at the Portuguese tax rate of 27.5% during the period that EuroZinc owned the mine, a total of $17.8 million.  This amount was offset by an income tax recovery of $13.7 million based on the reduced Portuguese income tax rate of 22.0%, effective January 1, 2005, for certain economic regions, including the region in which the Company operates in.  In addition, the Company recorded a deferred tax asset of $31.7 million resulting from timing differences in the recognition of income and expenses for financial and reporting purposes (see Note 16 in the Consolidated Financial Statements).

EuroZinc had net income of $15.7 million (US$0.04 or CDN$0.05 per share) for 2004 after the charges to operations. Excluding the “non-cash” charges to the statement of operations for stock- based compensation and the unrealized loss on derivative instruments, net income would have totaled $49.3 million (US$0.12 or CDN$0.16 per share – basic & diluted) for approximately six months of Somincor’s operations.

Quarterly Information

US$ in thousands, except per share data

	2004				2003
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	(restated)	(restated)	(restated)
Revenues	54,445	60,571	5,536	-	-	-	-	-
Operating profit	26,552	26,932	2,833	-	-	-	-	-
Net income (loss)	3,233	11,322	1,414	(287)	(1,055)	(777)	567	636
Net income (loss) per share – basic & diluted	0.01	0.02	0.01	(0.00)	(0.01)	(0.01)	0.01	0.01

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

Revenue dropped in the fourth quarter to $54.4 million from $60.6 million in the third quarter only as a result of the timing of shipments of copper concentrate and the recognition of revenue, which caused a slight exaggeration of revenues in the third quarter. Operating costs in the fourth quarter decreased substantially to $18.0 million from $29.5 million in the third quarter as the mine resumed full operations and did not have the additional maintenance costs incurred in the third quarter. This occurred despite the Euro strengthening relative to the US dollar from an average of 1.22 in the third quarter to an average of 1.30 in the fourth quarter. Unit cash costs averaged $0.64 per pound of payable copper sold for the quarter as compared to an average cost of $0.72 per pound in the third quarter. The depreciation and amortization expense increased to $8.5 million in the fourth quarter from $4.3 million in third quarter also as result of the strength of the Euro and year end adjustments. The net result was that the there was a slight decrease in the operating profit in the fourth quarter to $26.6 million from $26.9 million in the third quarter.

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

LIQUIDITY AND CAPITAL RESOURCES

Prior to the acquisition of the Neves-Corvo mine, EuroZinc has had to rely on equity markets to finance its activities. As a result of being the successful bidder and acquiring Somincor and its Neves-Corvo copper mine, EuroZinc was able to access debt markets, albeit on a “project financing basis”, to assist in funding the acquisition of the mine. Strong copper prices in 2004 and the resulting cash flow generated by the Neves-Corvo mine, post-acquisition, has provided another source of liquidity. While EuroZinc cannot control commodity prices, it is anticipated that if the copper price remains reasonably constant and at the level most analysts are predicting for the next several years, and the Neves-Corvo mine maintains current production and cost performance, EuroZinc will have sufficient capital to pay down its long term debt ($122.3 million as of year end) and develop zinc production at Neves-Corvo. The Company believes that the Aljustrel project can be financed on a stand-alone basis if a production decision is made.

EuroZinc generated $54.0 million in cash from its operating activities in 2004 before changes in non-cash working capital. The Company invested a total of $223.6 million during 2004, the largest portion of which was directed to the acquisition of Somincor. The $188.4 million invested in the acquisition of Somincor includes the original payment of €128 million ($154.4 million) for the Company, the first price participation payment of $10 million, the payment of $22 million made to RTG for their portion of the price participation and acquisition costs (see Note 4 in the Consolidated Financial Statements). EuroZinc also invested an additional total of $32.1 million in Neves-Corvo and Aljustrel, which included underground development costs and the raising of the tailings dam at Neves-Corvo, and the costs of maintaining the Aljustrel mine.

The Company raised a total of $214.3 million in 2004 through a combination of equity and debt financings. The Company issued a total of 205.8 million shares in two separate financings at prices of CDN$0.40 and CDN$0.60 per share, respectively, for total proceeds of $76.4 million, net of commissions and issue costs. A total of $5.8 million was received from the exercise of 18.2 million share purchase warrants and options during the year. EuroZinc also raised a total of $132 million through loan facilities. A $100 million term loan was first negotiated with a syndicate of London banks, and an additional $10 million demand loan was secured from Boliden Minerals. The $100 million term loan was subsequently replaced and reduced by a $50 million loan facility with the same London syndicate of banks and $35.0 million in Portuguese five-year bonds. To purchase the RTG share of the price participation rights in December, EuroZinc drew $22 million of a $48 million loan facility entered into for the purchase of the price participation rights. The balance of $26 million was drawn in January, 2005 to purchase the EDM’s share of the price participation rights.

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

As of December 31, 2004, the Company had $29.2 million in cash and a working capital position of $5.8 million, and the net debt was $93.1 million giving the Company a net debt to equity ratio of 0.67 to 1. The current ratio (current assets divided by current liabilities) is 1.07 to 1. Cash balances are invested in high quality bank paper with terms of less than three months at inception that can be easily liquidated. As a result of the re-financing of the $100 million loan facility and the elimination of the requirement to enter into copper future contracts going forward, the Company has no off-balance sheet arrangements.

Summary of Contractual Obligations and Commitments

US$ in thousands

As at Dec. 31, 2004	2005	2006	2007	2008	2009	Total
Long Term Debt	12,250	9,750	-	50,000	36,777	108,777
Capital Lease Obligations	2,190	1,694	970	406	-	5,260
Copper Put Premiums	2,572	8,637	9,734	-	-	20,943
Other	963	1,118	1,889	1,335	-	5,305
	17,975	21,199	12,593	51,741	36,777	140,285

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

As noted in the overview regarding the copper derivative contracts, since the total marked-to-market loss cannot exceed the value of the deferred puts and only an additional $4.2 million loss can be booked against the deferred puts, it is anticipated that there will be no marked-to-market losses against these puts after the first quarter of 2005. The short call contracts on 26,568 tonnes of copper metal will have an effect on revenues during the year depending upon the monthly average LME cash settlement price for copper (see table below), but those contracts are due to expire at the end of the 2005. As a result the Company will recognize a $14.6 million marked-to-market gain on those short call contracts by the end of 2005.

EuroZinc’s capital resources and liquidity are expected to continue to improve in 2005 from the anticipated strong cash flow from Neves-Corvo. At current copper prices, it is expected that the $48 million loan facility, entered into to finance the acquisition of the price participation rights (current balance is $35.5 million), will be retired in 2005 and the $10 million loan with Boliden Minerals will be repaid by the end of June 2005. How aggressively EuroZinc pays down the $95 million balance of the loan facilities outstanding from the Somincor purchase will depend on the capital needs for the development of the zinc resource at Neves-Corvo, which is expected to be known by the end of the second quarter of 2005,

Earnings Sensitivity

(Based on planned 2005 production and includes the effect of copper option contracts)

	Change	Estimated Impact on Net Income
		(US$ in thousands)
Copper Price	$0.01/lb	$1,027
Euro/US$ Exchange Rate	US$0.01/Euro	$ 799
Copper Treatment Charge	$1/dmt	$415

The dramatic improvement in the price of zinc, currently at approximately $0.60 per pound, and the increasing demand for zinc concentrate from smelters has provided EuroZinc with flexibility in financing the capital expenditures required to place Aljustrel into production. The previous estimated capital cost, based on the Company’s updated feasibility study dated March 2004, was $86 million, of which $25 million is estimated for the mill facility upgrades and full development of the Feitais zinc deposit. Construction of additional facilities is estimated to require a further $25 million (net of European Union grants and interest-free loans, and anticipated cash flow from operations at the Moinho deposit). EuroZinc is currently in the process of determining the optimum financing mix to move the project forward.

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

OUTSTANDING SHARE DATA

As of March 29, 2005, the Company had the following common shares, options, warrants, and agents options outstanding:

▪

Common Shares

518,266,820

▪

Share Purchase Options

13,390,000

▪

Share Purchase Warrants

24,160,005

▪

Agent’s Options (including warrants)

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

The fair value of the puts as of the purchase date ($21.2 million) is recorded as an asset, and an unrealized marked-to-market loss of $17.1 million, representing a change in the fair value of the puts at December 31, 2004, has been charged to operations. The deferred premium of $21.2 million relating to these puts has also been recorded as a liability, and interest accreted in the period is also charged to operations. An unrealized marked-to-market loss of $14.6 million, representing the fair value of the matching puts and calls as of December 31, 2004, has been charged to operations. The US$100 million loan facility was settled in December of 2004 and partially refinanced, but the derivative instruments described above remain in force.

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

Credit Risk

Derivative credit risk arises from the possibility that a counterparty to a contract will not perform according to the terms of the contract and the risk is minimized by dealing with large credit-worthy counterparties. Accounts receivable credit risks are reduced by the Company securing long-term contracts with major smelting companies. Presently these contracts represent 90% of the Company’s sales. To date all of these customers have paid on time and on the dates stated in the contract. Less credit worthy customers are required to provide letters of credit before shipment of concentrates.

The following table summarizes the effect of the derivative instruments in 2004:

US$ in thousands,

Derivative	Cost	Fair Value	Loss
	Asset	Asset (Liability)
Purchased Copper Put Options	21,241	4,172	17,069
Short call positions	-	(14,623)	14,623
Interest rate swap	-	(436)	436
Total	21,241	(10,887)	32,128

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s accounting policies are described in Note 2 of the annual Consolidated Financial Statements for the year ended December 31, 2004. The following policies, which require estimates that are subject to measurement uncertainty, are considered to be the most critical to understanding EuroZinc’s financial results:

Carrying Value of Mineral Interests and Depletion

The purchase of the Neves-Corvo copper mine, as was the case with the Aljustrel mine, has been accounted for as a purchase and the assets acquired and the liabilities assumed are recorded based on management’s best estimate of fair value. The Company will periodically review the carrying value of its mineral property interests and, where circumstances indicate that an impairment may exist, adjustments will be made to those values. Going forward, annual estimates of recoverable reserves is the most significant method of assessing value. Recoverable reserve estimates are complex and require significant subjective assumptions. In the case of the Neves-Corvo mine, because it is operating, the recoverable reserve estimate will also affect the amortization expense that is charged to operations. As per Canadian GAAP, the amortization calculation is based on the “units-of-production” method.

The Company also currently capitalizes the carrying and development costs of the Aljustrel mine, as well as the exploration costs on the Company’s exploration concessions in Portugal and the United States. The capitalized costs are charged to operations if and when it is determined that the exploration project does not have commercial value and is to be abandoned.

Costs for exploration drilling are capitalized if it is determined that the drilling results have added to the resource base of the mine.  These costs are charged to operations if it is deemed that no value has been added.

Reclamation Costs

Estimates of the fair value of the reclamation costs (see Asset Retirement Obligations) for EuroZinc’s mines may be adjusted from time to time based on changing circumstances or changes in remediation methods. A major review of closure requirements and associated costs for the Neves-Corvo mine is due to be completed in 2005 to determine whether a new method of tailings disposal will significantly reduce the reclamation costs of the mine.

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

Valuation of Derivative Instruments

As the Company has determined that the copper futures and option contracts entered into during 2004 do not qualify for hedge accounting, the charge to operations is determined by establishing the fair value of the instruments at period ends. The value of the contracts, which is based on the market price of the commodity, is established by the Company and have been confirmed by parties to the contracts.

Stock-Based Compensation

Under the fair value based method of accounting for stock options awarded to directors, employees and consultants, the fair value of the stock options is calculated and expensed at the date of grant, and an offsetting credit is made to the fair value of options and warrants. If the stock options are exercised, the proceeds are credited to share capital. EuroZinc uses the Black-Scholes option pricing model to calculate the fair value of the Company’s stock options. The model is subject to various assumptions and those assumptions may vary from time to time and could have a significant effect on the number.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Effective January 1, 2004, the Company adopted the following new accounting standards:

Stock–Based Compensation

Effective January 1, 2004, the Company adopted the new provisions of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”, which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2004. Previously, the Company was only required to disclose the pro forma effect of stock options issued in the notes to the financial statements. As a result, the Company is required to expense the estimated cost of stock options issued. During 2004 a stock-based compensation expense of $1.5 million was recorded on the statement of operations.

Asset Retirement Obligations

As required under Canadian GAAP, effective January 1, 2004, the Company has adopted the new accounting standard on asset retirement obligations (“ARO”). Under this standard, future costs to retire an asset including dismantling, remediation and ongoing treatment and monitoring of the site are recognized and recorded as a liability at fair value in the period it is incurred or acquired. The amount of the liability will be subject to re-measurement at each reporting period and it is accreted over time through periodic charges to operations. In addition, the asset retirement cost is capitalized as part of the asset’s carrying value and amortized over the asset’s useful life.

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

Derivative Instruments and Hedging Relationships

Effective January 1, 2004, the Company has adopted the new CICA Accounting Guideline 13, “Hedging Relationships” and CICA Handbook Sections 3855 and 3865, all of which establish new criteria for hedging relationships and accounting for financial instruments in effect on or after January 1, 2004. To qualify for hedge accounting, the hedging relationship must be appropriately documented and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high degree of correlation of changes in fair values or cash flows between the hedged item and the hedge. For contracts that qualify for hedge accounting, gains or losses are recognized in sales when the hedged production is sold; for contracts that do not qualify for hedge accounting, gains or losses arising from the changes in their fair value are recorded in operations.

During 2004 the Company determined that the copper futures and options contracts that were required under the terms of the $100 million loan facility did not qualify for hedge accounting. Consequently, a total of $32.1 million was charged to the Company’s statement of operations.

Variable Interest Entities and Leases

Effective January 1, 2004, EuroZinc adopted the new CICA Accounting Guideline 15, which requires the consolidation of “Variable Interest Entities” (“VIEs”) by the primary beneficiary. VIEs are companies that are dependent on EuroZinc or its subsidiaries for their existence. EuroZinc has determined that there is no material effect on the Company’s statements from the adoption of this guideline.

Effective January 1, 2005, the Company adopted EIC 150, which provides guidelines for determining whether an arrangement contains a lease. It has been determined that the effect of EIC 150 will not be significant to the Company.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This annual report contains assumptions, estimates, and other forward-looking statements regarding future events. Such forward-looking statements involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company’s control that may cause actual results or performance to differ materially from those currently anticipated in such statements.  Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include among others metal price volatility, economic and political events affecting metal supply and demand, fluctuations in ore grade, tonnes of ore milled, geological, technical, and mining or processing problems. Readers are cautioned not to put undue reliance on these forward-looking statements.

OTHER INFORMATION

Additional information regarding the Company is included in the Company’s Annual Information Form (“AIF”) and Annual Report on Form 40-F, which are filed with the Canadian securities regulators and the United States Securities and Exchange Commission (“SEC”), respectively. A copy of the Company’s AIF is posted on the SEDAR website at www.sedar.com. A copy of the Form 40-F can be obtained from the SEC website at www.sec.gov.

Exhibit 4.2

[LETTERHEAD OF PRICEWATERHOUSECOOPERS LLP]

CONSENT OF INDEPENDENT AUDITORS

We consent to the use of our report dated March 30, 2005, except as to Note 21 which is as of November 10, 2005, with respect to the restated consolidated financial statements of EuroZinc Mining Corporation (the “Company”) included in this Amendment No. 1 to the Company’s Annual Report on Form 40-F for the year ended December 31, 2004, filed with the U.S. Securities and Exchange Commission.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia, Canada

March 30, 2005, except as to Note 21,

which is as of November 10, 2005

Exhibit 6.1

CERTIFICATION

I, Colin K. Benner, certify that:

1.  I have reviewed this Amendment No. 1 to the Annual Report on Form 40-F of EuroZinc Mining Corporation;

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

Date:  November 21, 2005

/s/ Colin K. Benner

Colin K. Benner, Vice-Chairman and Chief Executive Officer

Exhibit 6.2

CERTIFICATION

I, A.J. Ali, certify that:

1.  I have reviewed this Amendment No. 1 to the Annual Report on Form 40-F of EuroZinc Mining Corporation;

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

Date:  November 21, 2005

/s/ A.J. Ali

A.J. Ali, Executive Vice-President and Chief Financial Officer

Exhibit 7.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with Amendment No. 1 to the Annual Report on Form 40-F of EuroZinc Mining Corporation for the year ended December 31, 2004, as filed with the Securities and Exchange Commission, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:  November 21, 2005

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

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with Amendment No. 1 to the Annual Report on Form 40-F of EuroZinc Mining Corporation for the year ended December 31, 2004, as filed with the Securities and Exchange Commission, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:  November 21, 2005

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