Form 40-F
period 2005-12-31
EUROZINC MINING CORP
filed 2006-03-31
CIK 1092840

3/31/06

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

___ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

_X_ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended  12/31/05   Commission File Number  1-32713

EuroZinc Mining Corporation

(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada

(Province or Other Jurisdiction of Incorporation or Organization)

Suite 1601, 543 Granville Street

Vancouver, British Columbia, Canada V6C 1X8

(604) 681-1337

(Address and Telephone Number of Registrant’s Principal Executive Offices)

Susan K. Shapiro, Esq.

Burns & Levinson LLP

125 Summer Street, Boston, MA 02110

(617) 345-3000

(Name, Address and Telephone Number of Agent for Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares without Par Value	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

_____None_____

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

N/A

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual information form  [X] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock:

546,282,024 Common Shares without Par Value outstanding as of March 31, 2006

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

YES   X    NO    __

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 40-F of EuroZinc Mining Corporation (the “Company”) contains certain forward-looking statements and information relating to the Company that are based on the beliefs of its management as well as assumptions made by and information currently available to the Company.  When used in this document, the words “anticipate”, “believe”, “estimate” and “expect” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements.  The documents included as part of this Annual Report contain forward-looking statements relating to the business and affairs of the Company.  Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions.  Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.  Important factors include, without limitation, risks and uncertainties relating to interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations and other risks and uncertainties, including those described under “Item 4.  Narrative Description of the Business -- Risk Factors” in the Annual Information Form and in the Management Discussion and Analysis, included herewith as Exhibits 1 and 3, respectively.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.  Accordingly, readers are advised not to place undue reliance on forward-looking statements.  The Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

CAUTIONARY NOTES TO U.S. INVESTORS CONCERNING

RESERVE AND RESOURCE ESTIMATES

Proven and Probable Reserves.  The estimates of proven and probable mineral reserves shown in this Annual Report have been prepared in accordance with National Instrument 43-101 of the Canadian Securities Administrators (NI 43-101).  The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in Industry Guide 7 or the U.S. Securities and Exchange Commission (SEC).  Accordingly, the Company’s disclosure of mineral reserves in this Annual Report may not be comparable to information from U.S. companies subject to the SEC’s reporting and disclosure requirements.

 Measured and Indicated Resources.  This Annual Report uses the terms “measured and indicated resources”.  The Company advises U.S. investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  Mineral resources that are not “mineral reserves” do not have demonstrated economic viability.

Inferred Resources:  This Annual Report uses the term “inferred resources”.  The Company advises U.S. investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

CURRENCY

All dollar amounts in this Annual Report are in U.S. dollars.

ANNUAL INFORMATION FORM

The Annual Information Form of the Company for the year ended December 31, 2005 is included herein as Exhibit 1.

AUDITED ANNUAL FINANCIAL STATEMENTS AND

MANAGEMENT DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The Company’s audited consolidated financial statements for the years ended December 31, 2005 and 2004, including the auditors’ report thereon dated February 24, 2006 (except as to Note 22(c) which is as of February 27, 2006), are included herein as Exhibit 2.  Please refer to Note 20 to the audited consolidated financial statements for a reconciliation of the differences between Canadian and United States Generally Accepted Accounting Principles.

Management Discussion and Analysis and Financial Review

The Company’s Management Discussion and Analysis and Financial Review for the year ended December 31, 2005 is included herein as Exhibit 3.

CONTROLS AND PROCEDURES

A.

Disclosure Controls and Procedures

As of December 31, 2005, an evaluation was carried out by the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities Exchange Act of 1934, as amended).  Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

The evaluation as of December 31, 2005 took into account, among other things, steps taken by the Company to remedy an issue that the Company and its external auditors, PricewwaterhouseCoopers LLP, had determined constituted a material weakness in the Company’s controls and procedures based on an updated evaluation conducted during 2005.  The updated evaluation was conducted in connection with the preparation of Amendment No. 1 to the Company’s Annual Report on Form 40-F (the “Amendment”) for the year ended December 31, 2004, filed with the Commission on November 21, 2005.  Based on the updated evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were not wholly effective as of December 31, 2004 in that the Company did not identify a 2004 change in the tax rate applicable to the Company’s wholly-owned Portuguese subsidiary Sociedade Mineira de Neves-Corvo, S.A., which had been acquired in June 2004, on a timely basis.  Accordingly, as described in the Amendment, the Company’s audited consolidated financial statements for the year ended December 31, 2004 had been restated to reflect the applicable Portuguese tax rate

To remedy the situation and to avoid similar weaknesses in the future, the Company now requires that all senior financial personnel attend professional development training on current and new developments in taxation, regulatory and accounting issues in order to improve the monitoring of tax and accounting regulations.  As part of its internal control procedures, the Company confirms the Portuguese statutory tax rate in effect at the end of each reporting period from authoritative tax publications.  The conclusions of the Chief Executive Officer and Chief Financial Officer as to the effectiveness of the Company’s disclosure controls and procedures, based on their evaluation as of December 31, 2005, reflect the implementation of these steps.

B.

Internal Control over Financial Reporting

During the fiscal year ended December 31, 2005, except as set forth above, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

AUDIT COMMITTEE

Identification of Audit Committee; Independence

The Company has an Audit Committee established by the Board of Directors for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company, in accordance with Section 3(a)(58)(A) of the Exchange Act.  The members of the Audit Committee are John Greig, David Mullen and John Shanahan.  Each of Mr. Greig and Mr. Mullen is “independent” as that term is defined under the rules of the American Stock Exchange (the “AMEX”) but Mr. Shanahan is not considered “independent” under AMEX rules.  Please see below for a discussion of Mr. Shanahan’s status under AMEX listing standards applicable to members of audit committees.

Audit Committee Financial Expert

The Board has designated David Mullen as the “Audit Committee Financial Expert” as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002.

Exemption from Listing Standards for Audit Committees

John Shanahan is “independent” within the meaning of Rule 10A-3(b)(1) under the Securities Exchange Act of 1934 (the “Exchange Act”) but is not “independent” within the meaning of Section 121A of the AMEX Company Guide because he has received payments for consulting services provided during 2004 and 2005.  With permission of the AMEX, the Company is currently relying on the exemption to AMEX Audit Committee composition requirements pursuant to Section 121B(2)(b) of the AMEX Company Guide in view of the “exceptional and limited circumstances” relating to Mr. Shanahan’s service on the Audit Committee.

The Company’s Board of Directors has determined that Mr. Shanahan’s presence on the Audit Committee is in the best interests of the Company and its shareholders.  He has extensive experience in commodities-related financial matters, and had been paid a consulting fee in the past because the Company required his specialized skills as a derivatives trader to put in place the hedging required by the bank syndicate providing the debt financing for the Company’s 2004 acquisition of the Neves-Corvo copper mine in Portugal.  Mr. Shanahan’s financial expertise and specialized knowledge of derivatives is also the reason that the Company asked him to serve on the Audit Committee.  He has been vital to the Company’s Audit Committee to deal with the complexities of derivatives and derivative reporting and has also served the function of liaison between the auditors and the Audit Committee in that area.

In accordance with the requirements for reliance on the exemption from AMEX listing standards under Section 121B(2)(b) of the AMEX Company Guide, Mr. Shanahan is not a current officer or employee of the Company, nor is he an immediate family member of any officer or employee of the Company.  He is not the Chairman of the Audit Committee.  Mr. Shanahan was appointed to the Audit Committee on June 23, 2004.  His two-year term will expire on the date of the Company’s Annual General Meeting of Shareholders, which is to be held on May 11, 2006.

The Company does not believe that reliance on the foregoing exemption has or would materially affect the ability of the Audit Committee to act independently and otherwise to satisfy the requirements of Rule 10A-3 under the Exchange Act.

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that applies to all directors, officers and employees, including its Chief Executive Officer, Chief Financial Officer and principal accounting officer. The Company’s Code of Business Conduct and Ethics is posted on its website, at www.eurozinc.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the latter half of 2004, the Company appointed PricewaterhouseCoopers LLP (“PwC”) as its auditors, replacing former auditors Watson Dauphinee & Masuch, Chartered Accountants (“WDM”).  The aggregate amounts billed by WDM and by PwC to the Company for the fiscal year ended December 31, 2004, and the aggregate amounts billed by PwC to the Company for the fiscal year ended December 31, 2005, for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended December 31, 2005	Year Ended December 31, 2004
Audit Fees (1)	$ 193,190	$ 53,000
Audit-Related Fees (2)	70,485	92,729 (5)
Tax Fees (3)	183,762	61,938 (6)
All Other Fees (4)	42,954	0
Totals	$490,391	$207,667

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

(4)  “Other Fees” represent fees for a transfer pricing study and SOX compliance.

(5)  Includes $10,500 of fees billed by PwC (prior to PwC being appointed as the Company’s auditors).

(6)  Includes $45,438 of fees billed by PwC (prior to PwC being appointed as the Company’s auditors).

For information regarding the Audit Committee’s pre-approval procedures and policies, see “Item 10 -- Audit Committee” in the Company’s Annual Information Form included herein as Exhibit 1.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements required to be disclosed in this Annual Report on Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included in Note 19 to the Company’s audited consolidated financial statements for the years ended December 31, 2005 and 2004, included herein as Exhibit 2.

AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on the American Stock Exchange (“AMEX”).  Section 110 of the AMEX company guide permits AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations.  A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law.  A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to AMEX standards is contained on the Company’s website at www.eurozinc.com.

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

EXHIBITS

The following exhibits are filed as part of this report:

1.

Annual Information Form for the year ended December 31, 2005

2.

Audited Consolidated Financial Statements for the years ended December 31, 2005 and 2004, together with the auditors’ report thereon dated February 24, 2006 (except as to Note 22(c) which is as of February 27, 2006) (Note 20 to the audited consolidated financial statements relates to differences between Canadian and United States Generally Accepted Accounting Principles)

3.

Management Discussion and Analysis and Financial Review for the year ended December 31, 2005

4.

Consent of PricewaterhouseCoopers LLP, Chartered Accountants

5.1

Consent of Wardell Armstrong International Ltd.

5.2

Consent of Engineer (James S. Drake)

5.3

Consent of Engineer (Garnet L. Dawson)

5.4

Consent of Engineer (Guy Lauzier)

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

Registrant

By:  /s/ Ronald A. Ewing

Name: Ronald A. Ewing

Title:  Executive Vice-President, Corporate Affairs

Date:

March 31. 2006

Exhibit 1

ANNUAL INFORMATION FORM

OF

EUROZINC MINING CORPORATION

Suite 1601 – 543 Granville Street
Vancouver, B.C.
V6C 1X8

March 31, 2006

TABLE OF CONTENTS

ITEM 1:

PRELIMINARY NOTES

1

Documents Incorporated by Reference

1

Date of Information

1

Forward Looking Statements

1

Currency and Exchange Rates

1

Metric Equivalents

1

Glossary of Mining Terms

3

ITEM 2:

CORPORATE STRUCTURE

Name and Incorporation

Intercorporate Relationships

ITEM 3:

GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year History

Significant Acquisitions

ITEM 4:

NARRATIVE DESCRIPTION OF THE BUSINESS

General

Applicable Government Regulation

13

Mining Laws

13

Exploration Concessions

14

Exploitation Concessions

14

Implications to the Company of Portuguese Mining Laws

14

Environmental Laws

15

Implications to the Company of Environmental Laws

15

Risk Factors

15

Dividends Unlikely

15

Fluctuation of Mineral Prices

15

Foreign Currency Fluctuations

16

Risks Inherent in Mining

16

Mineral Reserves and Resources

16

Operations/Environmental

17

Insurance

17

Production and Cost Estimates

17

Statutory and Regulatory Compliance

18

Employee Relations

18

Repatriation of Earnings

18

Dependence on Key Management Employees

19

Conflicts of Interest

19

Competition

19

Price Fluctuations:  Share Price Volatility

19

Political

19

Mineral Projects

19

Neves-Corvo

19

Property Description and Location

19

Accessibility, Climate, Local Resources, Infrastructure and Physiography

21

History

22

Geological Setting

23

Exploration

24

Mineralization

24

Corvo

24

Graça

25

Neves

25

Zambujal

25

Lombador

26

Drilling and Sampling

26

Introduction

26

Exploration Drilling

26

Grade Control Drilling & Sampling

26

Sampling, Analysis and Security

26

Mineral Resource and Mineral Reserve Estimates

27

Mining Operations

30

Mill

30

Concentrate Shipment and Marketing

31

Tailings Management

31

Environmental Issues

32

Exploration and Development

32

Aljustrel Project

32

Property Description and Location

34

Accessibility, Climate, Local Resources, Infrastructure and Physiography

34

History

35

Geological Setting

37

Exploration

38

Mineralization

38

Drilling

39

Sampling, Analysis and Security

40

Mineral Resource and Mineral Reserve Estimates

43

Mineral Resource Estimate

43

Mineral Reserves

45

Mining Operations

46

Mine Plan

46

Proposed Mining Methods

47

Mine Costs and Mine Schedule

48

Process Plant Description

48

Markets

49

Contracts

49

Environmental Considerations

49

Tailings

50

Dewatering

50

Cyanide

50

Hazardous Waste Management

51

Mine Closure

51

Taxes

51

Capital Cost Estimates

51

Operating Cost Estimates

51

Payback and Economic Analysis

51

Mine Life

52

Exploration and Development

52

Freixeda Project

53

ITEM 5:

DIVIDENDS

53

ITEM 6:

DESCRIPTION OF CAPITAL STRUCTURE

53

General

53

Shareholder Rights Plan

53

ITEM 7:

MARKET FOR SECURITIES

54

Trading Price and Volume

54

ITEM 8:

ESCROWED SECURITIES

55

ITEM 9:

DIRECTORS AND OFFICERS

55

Name, Address, Occupation and Security Holding

55

Corporate Cease Trade Orders or Bankruptcies

57

Penalties or Sanctions

57

Personal Bankruptcies

58

Conflicts of Interest

58

ITEM 10:

AUDIT COMMITTEE

58

The Audit Committee’s Charter

58

Composition of the Audit Committee

62

Relevant Education and Experience

63

Pre-Approval Policies and Procedures

63

External Auditor Service Fees (By Category)

63

Reliance on Certain Exemptions

64

ITEM 11:

LEGAL PROCEEDINGS

64

ITEM 12:

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

64

ITEM 13:

TRANSFER AGENTS AND REGISTRARS

66

ITEM 14:

MATERIAL CONTRACTS

66

ITEM 15:

INTERESTS OF EXPERTS

66

Names of Experts

66

Interests of Experts

67

ITEM 16:

ADDITIONAL INFORMATION

67

ITEM 1:  PRELIMINARY NOTES

Documents Incorporated by Reference

Incorporated by reference into this Annual Information Form (the “AIF”) are the Consolidated Financial Statements and Management Discussion and Analysis of the Company for the year ended December 31, 2005, copies of which may be obtained online from the SEDAR website located at www.sedar.com.

All financial information in this AIF is prepared in accordance with generally accepted accounting principles in Canada.

Date of Information

All information in this AIF is as of December 31, 2005 unless otherwise indicated.

Forward Looking Statements

This AIF contains certain forward-looking statements and information relating to the Company that are based on the beliefs of its management as well as assumptions made by and information currently available to the Company.  When used in this document, the words “anticipate”, “believe”, “estimate” and “expect” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements.  This AIF contains forward-looking statements relating to the business and affairs of the Company.  Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions.  Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.  Important factors are identified in this AIF under the heading “Risk Factors”.  Other factors include, among others both referenced and not referenced in this AIF, changes in general economic conditions and changes in business strategy.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected, and we do not intend, and do not assume any obligation, to update these forward-looking statements.

Currency and Exchange Rates

All dollar amounts in this AIF are expressed in United States dollars unless otherwise indicated.  Prior to 2004, the Company’s accounts were maintained in Canadian dollars.  For the year ending December 31, 2005 the Company’s accounts were maintained in US dollars.  All references to “US dollars” or to “US$” are to United States dollars.

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

felsic	Igneous rock composed principally of feldspars and quartz.
fissure	A narrow linear extensive crack in a rock.
flysch	A marine sedimentary facies characterized by thick deposits of thin alternating beds of shales, sandstones and conglomerates.
fold	A bend in strata or any planar structure.
footwall	The underlying side of an orebody, fault or working.
formation	A body of rock identified by lithological characteristics and stratigraphic position.
g/t	Grams per tonne.
grade

(1) The slope of the bed of a stream, or of a surface over which water flows, upon which the current can just transport its load without either eroding or depositing.  (2) The quality of an ore or metal content.

hanging wall	The overlying side of an orebody, fault or working.
horizon	A defined layer within a stratigraphic sequence which has unique characteristics distinguishing it from the rest of the sequence.
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

km	Kilometre or kilometres
k	Kilo or one thousand.
lens	A body of ore or rock that is thick in the middle and converges toward the edges, resembling a convex lens.
M	Million.
m	Metre or metres.
mafic	Descriptive of rocks composed dominantly of magnesium and iron forming silicates.
magnetic survey	A geophysical survey which measures variations in the earth’s magnetic field caused by variations in rock type of geological structures.
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

Mineral Resource

A concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

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

mm	Millimetre.
NI 43-101	National Instrument 43-101 entitled “Standards of Disclosure for Mineral Projects”.
ore	Rock containing mineral(s) or metals that can be economically extracted.
plunge	Inclination of a fold axis or other structure. The amount of plunge is the angle between the axis and the horizontal line lying in the common plane.
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

Proven Reserves

The economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting that economic extraction can be justified.

pyrite	Iron sulphide (FeS2).
Reserve

The economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting that economic extraction can be justified.  A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

shale	A fine-grained, clay-rich sedimentary rock with a well developed bedding plane.
silica	Silicon dioxide, SiO2.
Sn	Tin.
stockwork	A network of usually quartz veinlets diffused in the original rock.
strike	Direction or trend of a geologic structure.
tonne or t	Metric unit of weight equivalent to volume multiplied by specific gravity, equivalent to 1.102 tons.
tons	Dry short tons (2,000 pounds).
tpa	Tonnes per annum or tonnes per year.
trenching	The act of blasting or digging through overburden/outcrop to attend fresh outcrop for mapping and sampling.
vein	A thin sheet-like intrusion into a fissure or crack, commonly bearing quartz.
Zn	Zinc.

ITEM 2:  CORPORATE STRUCTURE

Name and Incorporation

EuroZinc Mining Corporation (“EuroZinc” or the “Company”) was formed by the amalgamation, or merger, of International Vestor Resources Ltd. (“Vestor”) and Auspex Minerals Ltd. (“Auspex,” and together with Vestor, the “Predecessor Companies”).  The merger was effected by the issuance of a Certificate of Amalgamation under the Company Act (British Columbia) by the Registrar of Companies of British Columbia on April 21, 1999.

Vestor was incorporated under the laws of the Province of Alberta by Articles of Incorporation on October 22, 1970 under the name of “Vestor Explorations Ltd.”.  On July 5, 1979, Vestor was granted a Certificate of Continuation under the Company Act (British Columbia).  Effective September 30, 1998, Vestor’s name was changed to “International Vestor Resources Ltd.”.  Auspex was incorporated under the laws of the Province of British Columbia on February 16, 1981, under the name “National Hydrocarbons Ltd.”.  On July 10, 1987, National Hydrocarbons Ltd. was struck off the Register and dissolved by the Registrar of Companies but was then restored to the Register pursuant to an order of the Supreme Court of British Columbia on September 17, 1987.  On September 17, 1987, Auspex changed its name to “Auspex Gold Ltd.”.  On December 4, 1995, Auspex changed its name to “Auspex Minerals Ltd.”.  Prior to the merger, both Predecessor Companies were reporting issuers in the Provinces of British Columbia and Alberta, and the common shares of each company were listed and posted for trading on the Vancouver Stock Exchange, a predecessor of the TSX Venture Exchange (the “TSXV”).

On May 12, 2005, shareholders of the Company resolved to remove the application of the Pre-existing Company Provisions, as defined in the Business Corporations Act (British Columbia) (the “BCA”), to approve new articles for the Company, and to alter the Company’s authorized share structure to an unlimited number of common shares without par value (“Shares”).  The Company currently exists under the BCA.

The Company’s registered office is located at 2300 – 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1J1 and its executive offices are located at Suite 1601 – 543 Granville Street, Vancouver, British Columbia, V6C 1X8.

Intercorporate Relationships

The Company has the following material subsidiaries:

1.

Barinas Enterprices Company Limited (BEL), a wholly-owned subsidiary incorporated under the laws of Cyprus. BEL was incorporated for the purpose of holding EuroZinc’s assets in Europe. BEL holds all of the issued and outstanding shares of Somincor (defined below).

2.

Sociedade Mineira de Neves-Corvo, S.A. (“Somincor”), a wholly-owned subsidiary incorporated under the laws of Portugal.  Somincor owns and operates the Neves-Corvo copper mine in Portugal.

3.

AGC Minas de Portugal, Unipessoal, Limitada (“AGC”), a wholly-owned subsidiary of Somincor was incorporated under the laws of Portugal.  AGC holds 100% of the Frexieda Exploration Concession that was granted in October 2005.

4.

AGC Minas de Portugal SGPS, Unipessoal, Limitada (“AGC SGPS”), a wholly-owned subsidiary incorporated under the laws of Portugal, established solely as a holding company to hold the shares in PA (defined below).

5.

Pirites Alentejanas, S.A. (“PA”) was incorporated under the laws of Portugal.  The Company completed a reorganization of the capital structure of PA such that the Company owns through AGC SGPS in excess of 99% of PA.  PA holds the Aljustrel mining license and operating permits, as well as all of the assets of the Aljustrel mine.  PA also held 100% of the Malhadinha Exploration Concession that was granted in October 2005.

6.

Iberian Mining Inc. (“Iberian Mining”), a wholly-owned subsidiary incorporated under the laws of Barbados.  Iberian Mining was incorporated for the purpose of acquiring and holding the Price Participation Rights (as defined below).  The Price Participation Rights were acquired from the vendors of Somincor in 2005 and this company was liquidated.

7.

Iberian Base Metals Plc (“Iberian”), a wholly-owned subsidiary incorporated under the laws of the United Kingdom. This company is in the process of liquidation as it has no operations.

ITEM 3:  GENERAL DEVELOPMENT OF THE BUSINESS

Three-Year History

During the three most recently completed financial years, the Company has been principally engaged, directly and through its subsidiaries, AGC, AGC SGPS and PA, in the development of the Company’s Aljustrel zinc-silver-lead-copper mine (the “Aljustrel Project”) and during the past two years in the acquisition and operation, directly and through its subsidiaries Somincor and Iberian, of the Neves-Corvo copper mine (“Neves-Corvo”) in Portugal.

On February 23, 2004, the Company was officially notified that it was the successful bidder to acquire Neves-Corvo through the acquisition of all of the shares of Somincor.  As the successful bidder, the Company made a €10M deposit and entered into definitive purchase agreements (the “Definitive Agreements”) on March 4, 2004 with the owners of the mine, Empresa de Desenvolvimento Mineiro, S.A. (“EDM”), the Portuguese State mining company, and the Rio Tinto Group (“RTG”).

Under the terms of the Definitive Agreements, there was a price participation clause whereby, for a period of four years, EDM and RTG together would share equally with the Company the marginal revenue from the sale of copper concentrates when the average price of copper (calculated on a quarterly basis) exceeds US$0.90 per pound for the first twelve consecutive months and US$0.95 per pound for the three years thereafter (the “Price Participation Rights”).

On February 6, 2004, the Company completed a financing on an underwritten basis to raise gross proceeds of $30M of which €10M raised was used for the required non-refundable deposit for the acquisition of Neves-Corvo.

On April 5 and 15, 2004, the Company closed a further equity financing on an underwritten basis for aggregate gross proceeds of $78,480,000.  The net proceeds were used to finance part of the acquisition of Neves-Corvo.

On April 19, 2004, the Company accepted from Société Générale (“SG”) and Standard Bank London Limited (“Standard Bank”) a US$100M credit facility (the “Debt Facility”) to provide part of the financing for the acquisition of Somincor.  As consideration for the Debt Facility, the Company agreed to pay to SG and Standard Bank an aggregate of US$2,250,000. SG and Standard Bank mandated a copper price protection program as a condition precedent to the Debt Facility. The Company was also required to enter into a copper price protection program agreed to by Standard Bank under which the Company implemented a program to minimize its exposure to fluctuations in metal prices, currency and interest rates.

On June 15, 2004, in connection with its acquisition of Neves-Corvo, the Company entered into an offtake agreement and a loan agreement with Boliden AB of Sweden (“Boliden”).  Pursuant to the offtake agreement, the Company will deliver annually for ten years approximately 150,000 tonnes of copper concentrate from the Neves-Corvo mine to Boliden, ensuring that Somincor has a significant and dependable customer for approximately 50% of its copper concentrates.  Pursuant to the loan agreement, Boliden agreed to provide the Company with a loan of US$10,000,000 (the “Boliden Loan”).  The Boliden Loan was guaranteed by Resource Capital Fund III L.P.  (“RCF III”) (the “Guarantee”), part of the group of Resource Capital Funds which currently hold a control position in the Company.  On October 19, 2004, the Company replaced the Guarantee with a bank guarantee.  Prior to its replacement, the Company issued a total of 12,195,652 warrants to RCF III in payment for providing the Guarantee.  On June 22, 2005 the Company repaid the Boliden Loan.

In addition to the offtake and loan agreement with Boliden, the Company also entered into a technical service agreement with Outokumpu Oyj (“Outokumpu”), a related company to Boliden, whereby Outokumpu will supply certain technical equipment and services to the Neves-Corvo mine.

On June 18, 2004 the Company completed the acquisition of Neves-Corvo through the purchase of 100% of the common shares of Somincor from EDM and RTG for a total purchase price of €128M (approx. US$155M).  In addition, approximately €12.5M of the outstanding debts and shareholder loans within Somincor (totalling approx. €27.6M at 2003 year end) were settled with funds generated from the operation of the Neves-Corvo mine in 2004.

On July 5, 2004, the Company commenced trading of its Shares on the Toronto Stock Exchange, (the “TSX”), and was concurrently de-listed from trading on the TSXV.

On December 21, 2004, the Company announced that it had refinanced the Debt Facility with a syndicate of banks, Bayerische Hypo-und Vereinsbank AG (“HVB”), SG Corporate & Investment Banking and Standard Bank.  The total amount of the debt financing was reduced to US$85M and was comprised of a US$50M debt facility with the existing syndicate of banks and a US$35M (€27M) bond issue with Banco Commercial Portuguese.

The term of the US$50M debt facility was reduced from eight years (under the Debt Facility) to three and a half years, and the rate of interest was reduced from LIBOR plus 2.5% to LIBOR plus 2.25%.  Payments are to be made in semi-annual instalments and the facility may be prepaid in full or in part at any time without penalty.  The term of the US$35M (€27M) bond issue is five years, and repayment is not required until the end of the term.  The rate of interest to be paid to the bondholders is EURIBOR plus 2.175% until the term loan is repaid, when the margin will be reduced to 1.875%.  Again, under the terms of the bond issue, the Company is required to maintain the current copper price protection program, but not add to it beyond 2008.  The US$50M term loan was repaid in March 2005 with the proceeds from a €40M commercial paper facility.

In late December 2004, the Company purchased RTG’s Price Participation Rights (49%) for US$22M and on January 18, 2005, the Company completed the purchase of the remaining Price Participation Rights from EDM (51%) for US$26M. In addition to acquiring the Price Participation Rights, Somincor also entered into a ten-year exploration agreement with EDM, and EuroZinc entered into a five-year technical assistance agreement with EDM.

The EDM and RTG transactions were financed by a US$48M loan facility with HVB that was arranged for the acquisition of the Price Participation Rights.  The RTG portion was drawn down on December 22, 2004, and the EDM portion was drawn down on January 28, 2005.  This loan is repayable through quarterly instalments, commencing January 31, 2005, that are equal to the price participation payments that would have been payable to RTG and EDM.  The term of the loan therefore depends on the future copper price and production, but is subject to a maximum of eighteen months.  The rate of interest on the loan is LIBOR plus 3.5%, payable quarterly.  The loan was reduced to US$35.5M when Somincor paid US$12.5M of the price participation payment for the fourth quarter of 2004.  On August 29, 2005, the Company announced that it had fully repaid the US$48M loan facility with HVB.

On March 31, 2005, the Company entered into an unsecured, three-year revolving commercial paper facility for the issuance of up to €40,000,000 of commercial notes (the “Commercial Notes”) with a European banking syndicate.  The facility expires on March 31, 2008 unless terminated earlier by the Company.  The Commercial Notes have variable maturities of up to six months from the date of issuance and bear interest at EURIBOR plus a floating rate, depending on the net debt to EBITDA ratio calculated semi-annually.  EBITDA ratio is calculated as earnings before interest, tax, depreciation and amortization as a percentage of net debt.  The facility was used to repay the existing US$50M debt facility held by HVB and Standard Bank.

Subsequent to the end of the third quarter 2005, to mitigate future risks, the Company sold forward 27% of its 2006 copper production at an average price of US$3,475 per tonne or US$1.58 per pound.  During the fourth quarter of 2005, the Company also sold forward 8% of its 2006 copper production at an average price of US$4,210 per tonne or US$1.91 per pound.  The Company also purchased put options on 2,000 tonnes of copper per month for 2006 at a strike price of US$3,000 per tonne or US$1.36 per pound with full participation if the copper price is above the strike price.  Total copper forward sales represent approximately 35% of the total 2006 copper production.  The Company has also forward hedged virtually all of its expected 2006 Euro requirements at an exchange rate of US$1.196 to each one Euro.

On December 22, 2005, the Board of Directors of the Company adopted a shareholder rights plan (the “Rights Plan”) effective December 21, 2005 for which shareholder approval will be sought at the annual general and special meeting of the shareholders of the Company expected to be held in May 2006.  The Rights Plan is intended to provide the shareholders of the Company and the board of directors with adequate time to consider and evaluate any unsolicited bid for the Company, to provide the board of directors with adequate time to identify, develop and negotiate value-enhancing alternatives, if considered appropriate to any unsolicited bid, to encourage the fair treatment of shareholders in connection with any take-over bid for the Company and to ensure that any proposed transaction is in the best interests of the Company’s shareholders.  (See “Description of Share Capital”).

On December 23, 2005, the Company’s Shares commenced trading on the American Stock Exchange (“AMEX”) also under the symbol “EZM”.

On February 14, 2006, Resource Capital Fund L.P. and Resource Capital Fund II L.P. completed the sale of 71,430,000 Shares of EuroZinc at a price of $1.40 per Share for gross proceeds before expenses and underwriting fees of $100,002,000.  EuroZinc did not receive any proceeds from the sale of these Shares.

On February 27, 2006, EuroZinc signed a Term Sheet (the “Term Sheet”) with EDM regarding a renegotiation of the contractual obligations of EuroZinc and its Portuguese subsidiary, AGC, relating to the PA Share Purchase Agreement of December 20, 2001 (the “Share Purchase Agreement”).  PA is the operating company that owns the Aljustrel zinc/lead/silver mine, and is now a wholly owned subsidiary of EuroZinc as a result of the Share Purchase Agreement.

The obligations dealt with in the Term Sheet are as follows:

•

payment of the outstanding balance of the purchase price of the 16,577,315 shares representing the share capital of PA, in the sum of €4,613,880 plus interest; and

•

payment of the debts owed by PA, AGC and EuroZinc to EDM in respect of loans and other obligations (future price participation commitments), including a bank guarantee for €1,246,994, in the overall sum of €21,972,150; and

As a result of the renegotiation of the obligations described above, AGC undertakes to pay the total sum of €3,450,000 corresponding to the following debts:

•

reduction of the outstanding balance of the price of the shares plus the removal of corresponding interest for the total amount of €2,250,000;

•

assignment to AGC of all credits arising from loans by EDM to PA for the total amount of €800,000; and

•

renegotiation and revision of the assignment price to AGC for all credits of PA relating to agreements with creditors for the total amount of €400,000

The terms for the payment of the overall sum of €3,450,000 are as follows:

•

payment of €1,725,000—50% of the total amount—on the signing of the Addendum to the Share Purchase Agreement; and

•

payment of €1,725,000—the remaining 50%--payable 30 months from the date of signing of the Addendum to the Share Purchase Agreement.

EuroZinc has agreed to the first payment and guaranteed that the second payment mentioned above shall be secured by a bank guarantee.  EuroZinc has also guaranteed the fulfilment of the obligations undertaken by AGC.

The Term Sheet is subject to approval of the Portuguese Ministry of the Economy and Innovation, and the Ministry of Finance—entities under which EDM operates—and the Board of Directors of EuroZinc.

During 2006, the Company’s objectives are as follows:

•

Complete retrofitting of the Neves-Corvo tin plant in preparation for zinc production to begin in 2006;

•

Complete the development and begin production from the Neves-Corvo zinc zone;

•

Finalize the economic justification of re-opening the Aljustrel Project and if deemed appropriate commence with development of the mine and modification to the existing process facility;

•

Accelerate the mine site exploration drill programs with a focus on upgrading resources at Neves-Corvo and Aljustrel;

•

Accelerate regional exploration programs that are presently in progress on the prospective belt of rocks that hosts the Neves-Corvo and Aljustrel deposits; and

•

Review opportunities in the Company’s pier group of producers for possible accretive consolidation.

Significant Acquisitions

During its most recently completed financial year, the Company did not complete any significant acquisitions.

ITEM 4:  NARRATIVE DESCRIPTION OF THE BUSINESS

General

The Company’s principal focus in recent years, prior to the acquisition of the Neves-Corvo mine, has been the development of the Aljustrel Project in Portugal on which the Company has completed extensive drilling and metallurgical test work.  A final Feasibility Study of the Aljustrel Project was completed in 2000, and further updated in 2001, 2004 and again in March 2006. The Aljustrel mine planning activities continued throughout the year with specific emphasis on a redesign of the mine development plan, including stope design and material conveyance.

In June 2004, the Company completed the acquisition of the Neves-Corvo mine which is an operating underground mine in Portugal that has been a significant producer of copper since 1989.

The Company’s principal product is copper which it sells into the world market. While the  Company is not dependent on a particular purchaser, it has entered into an offtake agreement with Boliden of Sweden pursuant to which the Company will annually deliver and sell to Boliden approximately 50% of the copper concentrate produced at Neves-Corvo.

For the year ending December 31, 2005, the Neves-Corvo mine produced 89.5 thousand tonnes of copper contained in concentrates.  The average grade of copper ore treated over the year ended December 31, 2005 was 4.96%, with an average recovery rate of 88.1%.  The mine net cash cost per payable pound of copper sold over the period was US$0.75, while the London Metal Exchange’s average price per pound of copper over the same period was US$1.67.  Unaudited net profit for the mine for the year ended December 31, 2005 was US$88.3M on gross sales revenue of US$314.9M.

The Company also conducts exploration activities on other properties in Portugal.  In 2005 the Company was granted one exploration concession in the IPB and one exploration concession in north central Portugal. In addition to the concession granted in the IPB, the company has applied for four additional exploration concessions on the IPB, which together cover an area of 2,683 square km.

In October 2005, the Company was granted the Malhadinha Exploration Concession in the IPB in Portugal.  The concession covers the Estação massive sulphide deposit, past producing Lousal mine as well as the Paleozoic stratigraphy that hosts the Aljustrel and Neves-Corvo deposits. In addition, the company holds the Freixeda Exploration Concession located in north-central Portugal, which is held within AGC. The company is currently conducting active exploration programs on these concessions.  The Malhadinha concession agreement grants the Company the exclusive right to undertake exploration in the area for a period of two years.  Following the initial two years, the Company has the option to extend the agreement for three one-year periods with a 50% reduction in the area after each year extension or apply to have the mineral exploration concession converted to an exploitation concession.  The Company must complete minimum work expenditures in the amount of €300,000, including 1,500 m of drilling and make cash payments totalling €40,000 over the initial two-year period.

The Freixeda Exploration Concession in north-central Portugal, is located approximately 350 km north-east of Lisbon, close to the Spanish border.  The concession surrounds the Freixeda gold mine, which produced gold, silver and lead from 1952 to 1955. The concession agreement provides the Company with the exclusive right to undertake mineral exploration in the area for a period of two years.  Following the initial two years, the Company has the option to extend the agreement for three one-year periods with a 50% reduction in the area after each annual extension, or apply to have the mineral exploration concession converted to an exploitation concession.  The Company must complete minimum work expenditures in the amount of €100,000, including a minimum of 500 m of drilling, and cash payments totalling €20,000 over the initial two-year period.

The Company does not anticipate that the renegotiation or termination of any contract will have a material effect on the Company’s business during 2006.

As of December 31, 2005, the Company had 862 employees, 849 of who are located in Portugal.

Applicable Government Regulation

The Company’s current and proposed material operations are in Portugal.  Mineral exploration and development operations entail significant governmental regulation.  More particularly, mining operations are subject to government regulation including legislation, policies and controls relating to exploration, development, production, environmental protection, mining taxes, labour standards or changes in conditions under which minerals may be extracted and marketed.  The effect of these factors cannot be accurately determined.

Mining Laws

The mineral estate in Portugal is owned by the State, which uses various tax incentives, such as deductibility of capital expenditures, to encourage private investment.  Mining activity is regulated by the Ministry of Economy (“MIE”) (formerly the Ministry of Industry and Energy).  This department holds the rights for State-owned mineral resources and is empowered to grant exploration and mining concessions through contracts, as well as to grant exploitation licenses.

The Government, through its geology and mining department, the General Directory of Geology and Energy (“DGGE” – Direcção Geral de Geologia e Energia), is eager to promote further exploitation of the country’s resources, and to that end, has taken an active role in promoting exploration.  The DGGE is part of the Central Administration and is also subordinate to the MIE.  The DGGE is responsible for geological data and the research on the potential of the country’s geological resources, as well as their extraction and processing.  The DGGE is also vested with the right to negotiate and underwrite exploration and mining contracts for State-owned geological resources.  EDM is a holding company representing the Portuguese State interests in the mining sector.

Exploration Concessions

Exploration rights in Portugal may be granted by the MIE to individuals, single companies or joint ventures, provided that they can demonstrate technical and financial competence to conduct the exploration effectively.  Exploration contracts include a discussion of mutual rights and obligations, the area of work and its boundaries, the nature of the resources to be explored, the initial duration period, renewal terms, work program, minimum expenditure and further specific terms.

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

The duration period of each exploration contract, including possible renewals, is generally not more than five years, and in each renewal the initial area applied for must be reduced by 50%.  At the end of the five-year term, the company must enter into a new exploration contract or apply for an exploitation concession in order to continue work on the property.

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

Implications to the Company of Portuguese Mining Laws

In the case of Aljustrel Project and the Neves-Corvo Mine, the concessions are already permitted for mining. In respect of Neves-Corvo and if mining operations were to resume at Aljustrel, the Company’s Portuguese subsidiaries are subject to laws governing the operation of mines, including taxes, labour standards, occupational health, waste disposal and mine safety.  In particular, the Company is subject to the “Safety and Hygiene General Regulation on Mines and Rock Mills” (Decreto – Lei No.  162/90, 22 de Maio), a comprehensive law governing mining operations in Portugal.  This law requires employers such as the Company’s Portuguese subsidiaries to, among other things, educate employees about safety and risk prevention; file mining plans with the government that detail means of egress, location of fuel sources and distribution diagrams for electricity, water and air; and comply with specifications for mine access, mine shafts and extraction machinery.

Production royalty rates to the Portuguese government are set at 3% of the net smelter returns for mineral concessions granted since 1990, which is applicable to the Company’s Malhadinha and Freixeda Exploration Concessions but not to the Aljustrel mining lease, to which no government royalty applies since such concession is older and is therefore exempt.  With respect to Neves-Corvo, under the Neves-Corvo Mining Concession Agreement Somincor must pay, at the State’s discretion, either a profit-related royalty of 10% of the net annual result (after all income tax and charges), or a revenue-based royalty of 1% (ex-mine value of mining products).  The revenue-based royalty may be reduced by 0.25% provided that the corresponding amount of such percentage is spent on mining development investment. In 2005, the state elected for a profit-related royalty of 10% of the net annual result.

The Malhadinha and Freixeda Exploration Concessions are exploration concessions, which allow the Company’s Portuguese subsidiaries to carry out exploration activities, such as sampling, trenching and drilling, without having to obtain additional permits.  Additionally, the Company’s Portuguese subsidiaries must obtain the consent of landowners for trenching and drilling activities.  When the Company’s Portuguese subsidiaries wish to convert an exploration concession to a mining or exploitation concession to develop a deposit, then the Company’s Portuguese subsidiaries must go through the mine permitting process.

Environmental Laws

Mining exploitation concessions of more than 5 hectares and/or with an annual production rate above 150,000 tonnes are subject to an environmental impact assessment.

Implications to the Company of Environmental Laws

On the Company’s exploration concessions, the environmental compliance requirements are not significant while the Company’s Portuguese subsidiaries are conducting exploration activities, however  any surface disruption through trenching or drilling must be remedied.

The Company’s Portuguese subsidiaries would be subject to an environmental impact assessment with respect to all properties in Portugal that are not currently permitted for mining.  When the Company’s Portuguese subsidiary applies to have its exploration license converted to a mining license it would be subject to a full assessment that would include water, biology, social, and other aspects of the environment.

Risk Factors

In addition to those risk factors discussed elsewhere in this AIF, EuroZinc or its subsidiaries are subject to the following risk factors:

Dividends Unlikely

The Company has not paid any dividends since the date of its formation, and while under certain circumstances it would be considered, it is not anticipated that dividends will be declared in the short or medium term.

Fluctuation of Mineral Prices

Factors beyond the control of the Company may affect the marketability of any metals (or any other minerals) discovered.  Resource prices have fluctuated widely, particularly in recent years.  Resource prices are affected by numerous factors beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods.  The effect of these factors cannot accurately be predicted.

Foreign Currency Fluctuations

The Company’s current operations in Portugal render it subject to foreign currency fluctuations, which may materially affect its financial position and results.  For example, zinc and copper are generally sold at prices stated in US dollars, while costs incurred are paid in the currency of the country in which the activities are undertaken (Portugal, in the case of the Company).  The Company has from time to time, engaged in currency hedging in an effort to protect the downside risk of currency fluctuations.

The most important exchange rate for the Company is currently the rate between the US dollar and the Euro.  While the Company is funding work in Portugal, the Company’s results could be impaired if the US dollar weakens relative to the Euro.

Prior to the commencement of production, the strength of the US dollar affects the Company’s financial condition only to the extent that funds are held in US dollars from time to time, in which case a weak US dollar relative to the Canadian dollar or the Euro could impair the Company’s financial results.  In respect of Neves-Corvo and if the Company commences production at Aljustrel and generate revenues, a weak US dollar relative to the other currencies could also impair the Company’s financial results since the smelters pay for concentrate in US dollars while the majority of costs would be in Euros.

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

Operations/Environmental

The business of mineral exploration and mining is subject to a number of risks and hazards including environmental hazards, industrial accidents, labour disputes, encountering unusual or unexpected geologic formations or other geological or grade problems, unanticipated changes in metallurgical characteristics and mineral recovery, encountering unanticipated ground or water conditions, cave-ins, pit wall failures, flooding, rock bursts, periodic interruptions due to inclement or hazardous weather conditions, and other acts of God or unfavourable operating conditions.  Such risks could result in damage to, or destruction of mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability.  The Company is not currently covered by any form of liability insurance with respect to its mineral exploration or development operations.  See “Insurance Risk”, below.

The Neves-Corvo Mine inherently has a number of potential environmental risks, due to its size and scale, location (close to the Oeiras River) and the nature of the mineral deposit (pyritic, with heavy metals) (see “Mining Operations, Environmental Issues”).  WAI has estimated that the mine closure costs will approximate €100.5M. As of December 31, 2005 the Company has accumulated €16.5M in the mine closure fund.  This closure fund is required by Portuguese legislation to ensure sufficient funds are set aside each year so that the contributions and related interest income earned from these investments are sufficient to carry out reclamation and remediation at the end of the mine life. In 2005, the Company contributed €2.6M into this fund.  This mine closure fund is not related to the asset retirement obligation as recorded in the Company’s balance sheet according to Canadian generally accepted accounting principals.

Insurance

No assurance can be given that insurance to cover the risks to which the Company’s activities are subject will be available at all or at economically feasible premiums.  The Company currently maintains insurance within ranges of coverage that it believes to be consistent with industry practice for companies of a similar size and stage of development. The Company is not currently covered by any form of liability insurance with respect to its mineral exploration or development operations, nor is it currently covered by any form of political risk insurance.  The Company is not currently covered by any form of environmental liability insurance, since insurance against environmental risks (including potential for pollution or other hazards as a result of the disposal of waste products occurring from production) is not generally available to the Company or to other companies within the industry.  The payment of any such liabilities would reduce the funds available to the Company.  In the case of environmental compliance-related liabilities, if the Company is unable to fund fully the cost of remedying an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy.

Production and Cost Estimates

The Company has prepared estimates, and relies on the estimates of consultants and management, of future production and cash costs in respect of the Neves-Corvo mine and Aljustrel projects.  There is no assurance that such estimates will be achieved.  Failure to achieve such production or cost estimates could have an adverse impact on the Company’s future cash flows, results of operations and financial condition.  Actual production from Neves-Corvo or from Aljustrel, if placed into production, may vary from such estimates for a variety of reasons such as: the actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; risks and hazards associated with mining (discussed under “Operations Risks”); and unexpected labour shortages or strikes.

Statutory and Regulatory Compliance

The current and future operations of the Company, from exploration through development activities and commercial production, if any, are and will be governed by laws and regulations governing mineral concession acquisition, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.  Companies engaged in exploration activities and in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  Furthermore, there can be no assurance that all permits which the Company may require for exploration, construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any mining project which the Company may undertake.  As the Company’s principal properties are in Portugal, the Company and its subsidiaries will need to comply with the applicable laws, regulations and policies of such country and may face additional risks related to uncertain political and economic environments, changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits and increased financing costs.  Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in our activities, the extent of which cannot be predicted.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions there under, including orders issued by regulatory or judicial authorities requiring operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  The Company or its Portuguese subsidiaries may be required to compensate those suffering loss or damage by reason of its mineral exploration and mining activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits.  The Company is not currently covered by any form of environmental liability insurance.  See “Insurance Risk”, above.

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

Employee Relations

A prolonged labour disruption at the Neves-Corvo mine or at the Aljustrel Project could have a material adverse effect on the Company’s ability to achieve its objectives with respect to such properties and its operations as a whole.

Repatriation of Earnings

Repatriation of earnings to Canada directly from Portugal is subject to withholding taxes of 10%.  There can be no assurance that additional restrictions on earnings from Portugal will not be imposed in the future.

Dependence on Key Management Employees

The Company’s development to date has depended, and in the future will continue to depend, on the efforts of key management employees, namely, Colin Benner (Chief Executive Officer and Vice-Chairman) and João Carrêló, Country Manager in Portugal. Loss of any of these people could have a material adverse effect on the Company. Although the Company has employment agreements in place with Mr. Benner, J. Carrêló, A.J. Ali (Executive Vice President, Chief Financial Officer), and R. Ewing (Executive Vice President, Corporate Affairs), the Company has no key man insurance with respect to any of its key employees.

Conflicts of Interest

Certain of the Company’s directors and officers serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies.

Competition

Significant and increasing competition exists for mineral deposits in each of the jurisdictions in which the Company conducts operations.  As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than the Company, the Company may be unable to acquire additional attractive mining claims or financing on terms it considers acceptable.  The Company also competes with other mining companies in the recruitment and retention of qualified employees.  The market for the Company’s products tends to be commodity oriented rather than company oriented.  Accordingly, the Company expects to compete by keeping its production costs low through the judicious selection of properties to develop, and through keeping overhead charges controlled.

Price Fluctuations:  Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  There can be no assurance that continual fluctuations in price will not occur.  During 2005, the price of the Company’s Shares listed on the TSX ranged from C$0.57 to $1.88.

Political

The company operates or holds investments in Portugal. EuroZinc does not regard the nature of these countries as a deterrent to operations or investment. EuroZinc does not currently maintain political risk insurance.

Mineral Projects

Neves-Corvo

In March of 2004, Wardell Armstrong International (“WAI”) produced an independent technical report under NI 43-101, that was revised and dated May 7, 2004 (the “Wardell Report”) on the Neves-Corvo copper mine. As part of the Wardell Report staff from WAI completed a site visit from November 28 to December 4, 2003 to review data and visit the operations.  In connection with the preparation of the Wardell Report, WAI reviewed data provided by Somincor and their consultants of the Neves-Corvo mine property, and drew its own conclusions therefrom, augmented by its direct field examination.  WAI did not carry out any independent exploration work, drill any holes nor carry out any sampling and assaying.  WAI did not perform any estimation of resources and reserves at Neves-Corvo, but reviewed the estimates performed by mine personnel, examined the procedures used and reviewed in-house procedures in arriving at statements.  While exercising all reasonable diligence in checking and confirming it, WAI relied upon the data presented by Somincor and EuroZinc in formulating its opinion.

Unless stated otherwise, the following disclosure regarding the Neves-Corvo mine is primarily summarized from the Wardell Report, which readers are encouraged to review in its entirety on SEDAR at www.sedar.com.  Disclosure in this AIF dated subsequent to the Wardell Report is provided by EuroZinc and is not derived from the Wardell Report.

Property Description and Location

The Neves-Corvo polymetallic base metal deposits are located within the western part of the IPB.  The mine is situated in the Alentejo province of southern Portugal, some 15 km to the southeast of the town of Castro Verde.  The area has an excellent transport network with international airports at Faro some 80 km to the south and Lisbon 150 km to the northwest.

The Neves-Corvo operations consist of the following facilities:

•

Underground mine, copper and tin processing facilities and central administration, training and environmental offices at the mine site;

•

A railway spur line, concentrate storage buildings, ship loading facility and offices at Setúbal;

•

Sand extraction facilities; and

•

Lisbon office.

The mining operations at Neves-Corvo are contained within a mining concession agreement (the “Neves-Corvo Mining Concession”) between the State and Somincor covering 13.5 km2, located in the parishes of Santa Bárbara de Padrões and Senhora da Graça de Padrões, counties of Castro Verde and Almodôvar, district of Beja.  The Neves-Corvo Mining Concession provides the rights to exploit the Neves-Corvo deposits for copper, zinc, lead, silver, gold, tin and cobalt for an initial period of fifty years (from 24 November 1994) with two further extensions of twenty years each.

Under the Neves-Corvo Mining Concession, Somincor is obliged to:

•

advise the government of any changes contemplated in the share ownership of the company;

•

submit annual operating plans to the State’s technical advisor for approval;

•

undertake the investigations and reconnaissance necessary to complete the evaluation of the mineral resources occurring in the concession and to proceed to their exploitation, subject to a technical, economic and financial feasibility study;

•

use Portuguese metallurgical refineries/smelters, if such should come into existence in the country and provided they offer competitive international terms; and

•

pay, at the State’s discretion, either a profit-related royalty of 10% of the net annual result (after all income tax and charges), or a revenue-based royalty of 1% (ex-mine value of mining products).  The revenue-based royalty may be reduced by 0.25% provided that the corresponding amount of such percentage is spent on mining development investment.  In 2005, the company paid the state 10% of the net earnings.

Under the terms of the purchase of Somincor the Neves-Corvo Mining Concession will be amended concurrently with closing of the purchase to reflect certain changes resulting from the transfer to full private ownership of the Neves-Corvo Mine.  The terms and key obligations summarised above will continue to apply under the amended concession agreement, with certain additional obligations being imposed on Somincor, including a requirement to provide security by means of a bank guarantee in the amount of €2.5M within 60 days following the date of the amendment and an obligation to notify the Government of Portugal when there are  reductions in staff at the mine site..

After closing the acquisition of Neves-Corvo, EuroZinc applied to DGGE for a new exploration concession (the “Exploration Concession”) surrounding the Neves-Corvo Mining Concession and extends north-west to adjoin the southern boundary of the Malhadinha Exploration Concession.  This application and the proposed work program have been accepted by the DGGE’s technical division and are waiting  signing by the Minister of State.  The concession that has been applied for is for a 5 year period with no reduction in area. In June 2005, the company applied for an additional concession southeast of the Neves-Corvo mine to cover an area known as Alcoutim. This application and the proposed work program have also been approved by the DGGE’s technical division and are waiting signing by the Minister of State.

The prevailing income tax rate applicable to the Neves-Corvo Mine is 22.0% made up as to a federal tax of 20% and a municipal tax of 2.0%.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Neves-Corvo is connected by a good road into the national road network and is approximately a one-and-one-half hour drive from either Faro to the south or Lisbon to the north.  In addition, the mine has a dedicated rail link into the Portuguese rail network and on to the port of Setúbal where the mine has a harbour facility for unloading, storing and loading concentrate to ocean going vessels. The Company has a common ship loading facility with Pirites Alentejanas, SA.

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

The climate of the region is semi-arid with an average July temperature of 23°C (maximum 40°C) and an average minimum temperature in winter of 3.8°C.  Rainfall averages 426mm, falling mainly in the winter months.

Mine site infrastructure includes a main production hoisting system, a copper processing plant and a tin processing plant, a metallurgical pilot plant, paste plant, rail facility, offices, surface workshops, mine store, laboratory, change house, medical building, cafeteria, weighbridge, gatehouse, concentrate storage building and load out area, etc.

Fresh water is supplied to the mine via a 400 mm diameter pipeline from the Santa Clara reservoir, approximately 40 km west of the mine.  Supply capacity is 600 m3/hr while storage facilities close to the mine hold thirty days’ requirements.  The total water requirement for the mine and plant is estimated at over 350 m3/hr with as much as 75% of the volume being reused.

The mine is connected to the national electrical grid by a single 150 kilovolt (50M volts per year rated) overhead power line 22.5 km long.

The Neves-Corvo Mining Concession provides sufficient surface rights to accommodate the existing mine infrastructure and allow expansion if required.

History

The Neves-Corvo orebodies were discovered in 1977 after a period of exploration drilling which was planned to test a number of favourable gravity anomalies.  Following discovery, Somincor was formed to exploit the deposits, and by 1983, the Corvo, Graça, Neves and Zambujal sulphide deposits had been partially outlined covering an area of some 1.5 km x 2 km.

RTG became involved in the project in 1985 effectively forming a 49:51% joint venture with the Portuguese government (EDM).  This change in shareholding led to a reappraisal of the project with eventual first production commencing from the Upper Corvo and Graça orebodies on 1 January 1989, achieving 1Mt in that year.  Total capital cost for the mine was approximately US$350M.

During the development of the mine, significant tonnages of high-grade tin ores were discovered, associated with the copper mineralization, which led to the rapid construction of a tin plant at a cost of some US$70M.  The plant was commissioned in 1990 and in that year some 270,000t of tin-bearing ore was treated.  This was followed between 1992-1994 by a major mine deepening exercise, at a cost of US$33M, to access the Lower Corvo orebody through the installation of an inclined conveyor ramp linking the 700 and 550 levels.

The mine has operated continuously since 1989 and annual production of copper metal in concentrate since 1997 has ranged between 76.3 and 114 kt with an additional 0.35 to 3.5 kt of tin metal in a tin concentrate. In 2005, the tin reserves diminished substantially and very little was produced. The emphasis was then focussed on the development of the zinc zones in the mine and the conversion of the tin plant to a zinc processing plant.

In recent years the copper ores have been treated at a rate of approximately 1.7Mtpa compared with an installed capacity of 1.85Mtpa.  A summary of the recent performance of the copper plant is given below.

Copper Production Data 2001-2005
Year	2001	2002	2003	2004(1)	2005(1)
kt treated	1,672	1,739	1,700	1,900	2,056
Feed copper%	4.74	5.08	5.33	5.71	4.96
Recovery%	85.34	86.97	85.52	88.39	88.13

Note:

(1)

Data for 2004 and 2005 post-dates the WAI Report

Maximum production was achieved in 2005 (2.1Mtpa).  The copper head grade fell below 5% copper in the years 1998 to 2001, but from 2002 to 2004 this figure was exceeded.  Since 1997, copper recovery ranged from 85.34% to 86.97%. In 2005, the mine produced 2.1Mt grading 4.96% copper with an average recovery of 88.13%.

Historical operating and capital costs are shown in the Table below.

Operating and Capital Costs 1997-2005
Parameter	Unit	2000(1)	2001	2002	2003	2004(2)	2005(2)
Tonnage Milled	Mt	1.515	1.784	1.739	1.707	1.902	2.056
Operating Costs	€M	62.4	65.7	58.4	57.6	59.5	113
Unit Costs	€/t	41.19	36.82	33.59	33.90	31.30	34.50
Capital Costs	€M	15.0	20.6	14.0	14.5	19.0	22.5

Note:

(2)

Year 2000 costs affected by industrial action

(3)

Data for 2004 and 2005 post-dates the WAI Report

Geological Setting

Neves-Corvo is located in the western part of the IPB which stretches through southern Spain into Portugal which hosts numerous major stratiform volcanogenic massive sulphide (“VMS”) deposits including the famous Rio Tinto mine, worked for gold and copper since Roman times.

Deposits within the IPB vary in size from a few hundred thousand tonnes to >200Mt, and also vary mineralogically from massive pyrite, through complex sulphides to gold-rich ores.  They occur at different levels and different settings within the Volcanic Siliceous Complex (“VSC”) which has been dated at Upper Devonian to Lower Carboniferous in age.  The VSC comprises fine grained clastic sediments and felsic to mafic volcanics, underlain by the Phyllite-Quartzite Group of Lower Devonian age and overlain conformably by Upper Visean Flysch Group rocks characterized by a thick clastic succession of greywackes and shales.

The massive sulphide deposits are generally interpreted as syngenetic in origin, ranging from sulphide precipitates to re-worked sulphide/silicate sediments, lying close to acid submarine volcanic centres.

The Neves-Corvo deposits are located at the top of a dominantly volcanic sequence of the VSC.  Above the mineralization, there is a repetition of volcano-sedimentary and flysch units.  The whole assemblage has been folded into a gentle anticline orientated NW-SE which plunges to the southeast, resulting in orebodies distributed on both limbs of the fold.  All the deposits have been affected by both sub-vertical and low angle thrust faults.

Stockwork mineralization is also concentrated within the footwall and hanging wall rocks, and although the deposits are similar to others found in the IPB, the high copper, tin and zinc grades are unique.

Exploration

Somincor has historically completed exploration programs within its mining lease to identify new deposits, extend known deposits and upgrade resources from inferred to indicated and measured categories.  To date, this process has been undoubtedly successful in that the mine commenced production with a resource of approximately 30Mt, while approximately 30.6Mt have been mined since then, although there is still a resource base of about 18.7Mt in the Measured and Indicated categories and 7.4Mt in the Inferred category at the start of 2006.

Exploration work within the Neves-Corvo Mining Concession has concentrated primarily on the extension of known orebodies by both underground and surface drilling, and in particular, areas that are relatively close to surface.  As such, Zambujal and the adjoining bridge mineralization between Corvo and Lombador have been the focus of underground infill drill programs during 2005.

In 2005, the company completed approximately 11,000 m of underground infill drilling with 6,000 m at Zambujal and the remaining in the Corvo-Lombador bridge area. The Zambujal drill program added significant new higher grade polymetallic (copper and zinc) resources to the indicated category in 2005.

 In addition, the company completed 2,700 m of step out drilling along the western edge of the Neves deposit and 3,000 m between Neves South and Graça deposits in 2005. These programs were successful in extending the down dip edge of these largely open deposits.

EuroZinc applied (subsequent to the WAI Report) with the DGGE for the Neves Exploration Concession (549 km sq) that surrounds the mining lease and covers the massive sulphide stratigraphy to the northwest up to the Messejana Fault. This Exploration Concession is contiguous with the Malhadinha Exploration Concession (502 km sq) which was granted to EuroZinc in October 2005. The  Neves Exploration Concession was approved by the DGGE and awaits the signature by the Minister of State.

EuroZinc started an extensive systematic exploration program in 2006 which is budgeted at US$10M. The initial work will consist of re-processing historic gravity and magnetic data using new 3D inversion software. This work is expected to help reduce the background gravity anomalies caused by formational or structural repetitions and identify more discrete anomalies that will be tested by diamond drilling. In addition to reprocessing of geophysical data, detailed volcanic facies mapping and lithogeochemical studies will be completed to help identify vectors to mineralization. The above programs along with new geophysical and geochemical surveys will be compiled in a geographic information system to aid in target identification.

Mineralization

The following descriptions relate to the deposits in their original state, prior to mining.

Corvo

The Corvo orebody lies between 280 and 800 m below surface, dips to the northeast at 10 to 40° and has dimensions in plan of approximately 1,100 m down dip and 600 m along strike.  The orebody attains a maximum thickness of 95 m and consists of a basal layer of copper ore up to 30 m thick, overlain by barren pyrite containing intermittent lenses of copper mineralization.

The main massive sulphide orebody is predominantly overlain by a complex mineralized sequence known as “Rubané” which comprises an assemblage of chloritic shales, siltstones and chert-carbonate breccias that are all mineralized with cross-cutting and bedding-parallel sulphide veinlets and occasional thin lenses of massive sulphides.  The sulphides are predominantly copper-rich and Rubané ore constitutes over 15% of the total copper content of Corvo.  Rubané mineralization is interpreted as a stockwork emplaced in the hanging wall of the massive sulphide by low angle reverse faults (thrust faults).  Cupriferous sulphide stockwork zones (fissural mineralization), consisting of veinlet sulphides cutting footwall shales and acid volcanics, underlie the massive sulphide lens over part of its area.

Tin-rich ores occur closely associated with the copper ores, principally in the massive sulphide material and Rubané.  Massive sulphide tin ore, also containing high copper values, is distributed throughout the copper mineralization at Corvo defining a north-south trend.  At the north end, near the edge of the massive sulphides, the Rubané has high grades of tin and the underlying stockwork also contains tin ores.  Zinc mineralization occurs laterally to the southeast of the copper and tin ores within the massive sulphide.

Graça

The Graça orebody, which is now mostly worked out with the exception of a small extension to the southeast, lies on the southern flank of the anticline and dips to the south at 10 to 70°.  The lens is up to 80 m thick extends for 700 m along strike, 500 m down dip and ranges in depth below surface from 230 to 450 m.  The orebody is linked to Corvo by a bridge of thin continuous sulphide mineralization.  As with Corvo, much of the copper ore occurs as a basal layer overlain by barren pyrite in which there are also intercalations of copper ore.

Massive sulphide tin ores occur as a trend through the copper ores from northeast to southwest, similar to that seen at Corvo.  However, there is no significant development of Rubané, although stockwork copper ore is being exploited in the southeast section of the orebody and extensions to this mineralization are being investigated.  In the massive sulphide there is again strong lateral metal zoning and zinc occurs preferentially in the southwest limit of Graça.

Neves

Neves consists of two lenses of mineralization, joined by a thin bridge, which dip to north at 5 to 25°.  The maximum true thickness is 55 m with a strike length of 1,200 m and 700 m down dip.  The southern lens, Neves South, contains mostly zinc ore with significant lead, silver and copper grades and minor barren pyrite, underlain by copper ore which is locally tin-bearing.  Zinc mineralization tends to be very fine grained (<25µm) and does contain deleterious elements.

In contrast, Neves North is copper-rich and occurs mainly as a basal massive sulphide and as stockwork in the underlying shale and volcanic rocks.  The stockwork is well developed and extends well beyond the limits of the massive sulphide lens.

Zambujal

This area comprises a series of zinc-rich lenses (with similar mineralogy to the zinc mineralization at Neves South) with some copper mineralization which have been defined from surface drilling.  Eleven of the eighteen holes contain copper intervals with relatively low grades (<4% copper), but rich in zinc. Underground definition drilling completed in 2005 has identified significant polymetallic mineralization that averages 21 m in true thickness and grades 13.1% copper and 7.6% zinc. This polymetallic mineralization has substantially increased the grade of the Zambujal resource.

Lombador

This deposit comprises continuous lenses of high grade zinc ore (>8%) with 2% lead and 0.5% copper which has been defined at an Inferred category from surface drilling.  The mineralization dips to the north at 20 to 40°, has a thickness of 100 m and extends for 1,350 m down dip and 600 m along strike.

Earlier exploration intersected a second lens north of Lombador that has the potential to extend the zinc resource.  Copper mineralization is also present at Lombador, but in minor quantities, although some potential exists in the bridge zones with Corvo and Neves North that are likely to result in additional resources.

Drilling and Sampling

Introduction

Neves-Corvo is a mature mining operation having been in production for 16 years.  Commensurate with this is the vast database of sample data that has been accrued, and through time, reconciled against actual production data.

Exploration Drilling

As mentioned above, surface and underground exploration drilling is an on-going operation at the mine.  The mine has consistently undertaken approximately 11,000 m to 12,000 m of underground exploration drilling per year, by contractors and in-house drill rigs.  Typically, underground fan drilling would produce intersections on approximately 35 m spacing.

Grade Control Drilling & Sampling

The mine utilises two main forms of stope development, notably drift and fill where the orebodies are thin and high grade and bench and fill where the ore is greater than 16 m thick.

For drift and fill, grade control involves face sampling to a particular pattern dependent on the ore type being sampled.  For massive ores, 6 panel samples are collected from a 5 x 5 m face (originally, 9 samples were collected, but budget cut-backs and a general overall agreement of sampling results led to the reduction).  For fissural ores, 6 chip samples are collected across each face.

For bench and fill, grade control commonly requires the drilling of up to 12 core holes in any one bench (more typically 6-8 holes) as blast holes cannot be used due to the fact that chalcopyrite is washed out of the holes.

Sampling, Analysis and Security

Somincor’s laboratory is accredited by the Instituto Portugues Qualidade, renewed each 3 years and submitted annually to quality audits by the same Institute, and also to internal audits.

The laboratory has been accredited for forty-seven analytical methods and approximately one hundred determinations.  Of these methods, seventeen are for operational and commercial purposes and thirty are needed for environmental controls.  The laboratory is also responsible for sampling the concentrate leaving the mine by train and at Setúbal.

Laboratory activity is ruled by written contracts signed by the client, stating for example:

•

Number and frequency of samples to be delivered to the Lab;

•

Analytical methods;

•

Period to report the results; and

•

Security of data and samples.

The laboratories regularly deal with three types of sample: underground production samples, production drill core and exploration drill core.  Initial preparation of these samples is common with drying at 105°C, crushing to ≤6.3 mm, riffle splitting, then milling to ≤1 mm.

The underground production samples are bagged and a sample taken for XRF analysis.  Similarly, the production and exploration drill core samples are also analysed by XRF, but are also subject to further analysis by electro-gravimetric analysis if the copper grade is greater than 2% copper.

Quality Assurance/Quality Control (“QA/QC”) systems are in place and appear to work satisfactorily.  In detail, these include:

•

precautions are taken to prevent cross contamination;

•

traceability records prevent errors in identification and insure the sample history can be followed as part of the analytical chain of custody;

•

repeatability is evaluated by assaying duplicates every 20 samples and comparing them according to IS0 5725; and

•

accuracy data is provided by using international reference materials.

With regard to security of samples and data, Somincor states that:

•

all records and reports are kept for 5 years (for underground production samples) and permanently for evaluation drill core samples;

•

the samples are kept for a fixed period to perform new analysis if needed; and

•

all personnel must follow rules of confidentiality as stated by the general working law, and complemented by individual signed Confidentiality Declarations.

In summary, Neves-Corvo operates stringent sample preparation and analytical procedures in full accordance with international standards.

Mineral Resource and Mineral Reserve Estimates

Historically, Neves-Corvo mine has used an in-house software system (MineCad) for resource and reserve estimation, which over the years has provided robust and reliable estimates.  However, this system is only capable of limited three-dimensional analysis, and as the mine has developed, a need for true three-dimensional modelling has come about.  As a consequence, during the last four years, the geology department has switched over to VULCAN mining software which is better able to deal with the complex three-dimensional modelling required at the mine. At the start of 2005, the mine engineering department switched from using MineCad to VULCAN, which was used in the December 31, 2005 copper reserve estimate.

In 2005, Neves-Corvo classified their mineral resources and mineral reserves according to definitions outlined by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) (“2000”) as specified in NI43-101.

Overall, resource estimation and classification is based on the generation of block models that are controlled by three-dimensional surface models of faults and ore contacts.  In outlying areas of Inferred Resources, classical triangulation methods are used for some orebodies.  Grades are interpolated by ordinary kriging techniques and block size is generally 2 cubic meters.

The resources are defined according to the dominant value metal present.  The geological grade boundaries used are:

•

tin ore is greater than 1% Sn,

•

copper ore is greater than 2% Cu, and

•

complex ore is greater than 3.3% Zn.

In the case of ambiguity, tin takes priority over copper content, which in turn overrides zinc.

At the Neves-Corvo mine considerable time and effort has been spent on ascribing density values to the various ore types for use in the modelling and resource estimation process.  Traditionally, variography is used to model each orebody and ore type.

The selection of cut-off grades has been based on geological rather than economic criteria.  The contacts of copper ore and waste in the massive sulphides are not gradational over appreciable distances and little change is achieved in the shape of the ore envelopes by varying the cut-off grade between 1.5% and 3.0% copper.  Similarly, the high grade tin ores are defined by geological rather than gradational contacts.  The zinc cut-off defines geologically coherent zones within the sulphides, although the contacts are more gradational.

In 2005, the Neves-Corvo mine classified resources according to definitions in CIM using the following guidelines:

•

Measured Resources, which are the basis for short term planning, are derived from the underground borehole database, combined with underground mapping and stope sampling data.  To be classified as measured a block must be within 17.5 m of a sample.  This distance is one half of the separation between the current drill section spacing.

•

Indicated Resources are  those blocks that are within 35 m of an existing sample and is equal to the current drill section spacing.

•

Inferred Resources are calculated mainly from surface diamond drill hole data and are those blocks that are greater than 35 m from an existing sample up to about 70 m distance.

The more conservative resource classification used this year compared to previous years has resulted in a redistribution of the resources. Much of the resource previously classified as measured is now in the indicated category, however after taking into account production over the last year, the total measured and indicated resource is about the same.

Classified Copper Resources (December 31, 2005)[1]
Classification	Tonnes (kt)	% Copper
Measured	7,471	6.33
Indicated	11,201	5.73
Measured & Indicated	18,672	5.97
Inferred	7,357	3.96

1 Mineral resources were estimated by Somincor and reviewed by Qualified Person Garnet Dawson, P.Geo. Copper resources were estimated using a 2% cut-off. The measured and indicated mineral resources are inclusive of those mineral resources modified to produce the mineral reserves.

The zinc resource is less well explored and includes 26.2Mt at 6.4% zinc in the Indicated category and 24.2Mt at 5.55% zinc in the Inferred category.

Classified Zinc Resources (December 31, 2005)[1]
Classification	Tonnes (kt)	% Zinc
Indicated	26.19	6.40
Inferred	24.17	5.55

1 Mineral resources were estimated by Somincor and reviewed by Qualified Person Garnet Dawson, P.Geo. Zinc resources were estimated using a 3.3% cut-off. The measured and indicated mineral resources are inclusive of those mineral resources modified to produce the mineral reserves.

The Neves-Corvo Copper Reserve Estimate (Dec. 31, 2005) were calculated using a 2% copper cut-off, which assumes a long term copper price of US$1.04/lb.

Copper Reserve Statement (December 31, 2005)[1]
Classification	Tonnes (kt)	% Copper
Proven	6,835	5.73
Probable	9,975	5.29
Proven + Probable	16,810	5.47

1 Mineral reserves were estimated by Somincor and reviewed by Qualified Person James Drake, P.Eng. Copper reserves were estimated using a 2% cut-off based on a long term price of US$1.04/lb copper.

The Neves-Corvo Zinc Reserve Estimate (Dec. 31, 2005) was calculated using a 6% zinc cut-off, which assumes a long term zinc price of US$0.53/lb.

Zinc Reserve Statement (December 31, 2005) [1]
Classification	Tonnes (kt)	% Zinc
Probable	10,628	7.96

1 Mineral reserves were estimated by Somincor and reviewed by Qualified Person James Drake, P.Eng. Zinc reserves were estimated using a 6% cut-off based on a long term price of US$0.53/lb zinc.

Mining Operations

Neves-Corvo has been developed as an underground operation, exploiting a number of polymetallic sulphide orebodies.  The mine hoists approximately 1.8Mt of ore per year (2.2Mt in 2005) via a shaft from the 700 m level, whilst a further access is provided by a decline to the 550 m elevation.  Ore from the deeper levels is transported to the 700 m level via an incline conveyor.  Mining methods have been dictated by geology and geotechnical considerations and at the present time, both drift and fill and bench and fill are utilised with the fill comprising either hydraulic fill or more recently, paste fill.

The mine produces a variety of copper-rich ores (chalcopyrite is the only commercially significant copper mineral) as well as a limited amount of tin-rich ores which have been historically treated by a separate tin plant (currently inactive).  The copper ores are treated in a conventional crushing, grinding and flotation circuit with the tailings pumped to the Cerro do Lobo tailings facility some 3 km from the plant.

The Neves-Corvo mill processed approximately 2.1Mt in 2005. Tin ores were processed through a separate process plant until 2004 and are now nearly exhausted. In 2005, as part of the mine plant to add zinc production at Neves-Corvo, the tin plant was undergoing retrofitting to allow for the processing of 350,000 tpa of zinc ore. The mine currently employs 798 staff and approximately 300 contractors at the mine site and their port concentrate handling facilities at Setúbal.  In the recent past Somincor has been implementing a labour restructuring process to reduce direct employees and this has resulted in a reduction of staff since 2000 of 233.  However, this has been offset by an increase in contract staff and other outside contractors undertaking works previously conducted by mine personnel.

The mine access is provided by one vertical 5 m diameter shaft, hoisting ore from the 700 m level, and a ramp from surface at a gradient of 12%.  A number of shaft ‘incidents’ from July through to October 2003 adversely affected mine production, however, the cause has been identified and remedial measures are now in place to prevent any reoccurrence.

A number of different stoping methods are employed on the mine but the most prominent are  Bench and Fill and Drift and Fill, each of which account for 50% of production tonnages. Dilution was highlighted as being a major concern in the Drift and Fill Stopes, but substantial improvements were made in 2004 (subsequent to the WAI Report). The underground mining operations are currently on a 3 shift per day 5 day per week schedule.

Mill

In recent years the copper ores have been treated at a rate of approximately 1.7Mtpa compared with an installed capacity of 1.85Mtpa (2.2Mt in 2005).  Since 2000 copper recovery has ranged from 85.3% to 88.0% to a copper concentrate grade of between 23 and 24% copper.

In 2005, the concentrate grade was 24.45% copper and recovery was 88.13%.

In May 2005, a capital expenditure program of US$5.2M was approved for the development of an “in-mine” zinc project at Neves-Corvo. The capital is for mining equipment to develop the zinc zones and to retrofit the tin circuit at Neves-Corvo for zinc concentrate production. Underground development was well underway at year end and the company expects to be producing zinc concentrate in July 2006 at a rate of approximately 25,000 tonnes of contained zinc metal, or 55M pounds of zinc per annum. The company is studying the option of increasing zinc production to 50,000 tonnes of contained zinc metal in the years to come.

Concentrate Shipment and Marketing

The concentrates are transferred into 27 tonne containers which are weighed and then transported by rail to Setúbal.  On arrival the concentrates are off-loaded into a storage shed of 50,000t capacity.  Reclaim for ship loading is by conveyor belt at maximum rate of 800t/hour.

The following contracts/costs are incurred during sample shipment:

•

Trucking of concentrates from the copper plant to the on-site railhead

•

Rail transport from the mine site to the Setúbal port

•

Rent for terminal facility

•

Port facility royalties

•

Use of equipment at the port

•

Port security

EuroZinc reports that the cost of shipping a tonne (wet) of concentrate from the mine site to Setúbal is €6.93/tonne and handling costs at Setúbal are a further US$0.68/tonne.

Concentrates are predominantly sold to four companies and to traders.  In 2005 deliveries totalled 398.5 thousand tonnes of copper concentrate of which 43% was delivered to Boliden under a long term contract, 45% was delivered to three other smelters and 12% to the spot market through traders.  General commercial terms were within normal market parameters in all agreements.

Tailings Management

The tailings waste management operation is critical to the life of the mine.  In 1999, a paste plant commenced operation to provide paste backfill for stopes and since that time, tailings from the mill have either been used to produce paste backfill or have been sent to the tailings dam.  The Cerro do Lobo tailings dam is a water retaining embankment dam; tailings are deposited into the impoundment by sub-aqueous means to prevent oxidation of the mainly sulphide (pyrite) waste.  The mine commissioned independent feasibility studies and carried out trials to change from sub-aqueous deposition to using paste tailings and applying a sub-aerial stacking method.

If the method of tailings disposal remains unchanged, three additional dam raises will be required above the 255 m level.  The 255 m level raise was completed in 2005 to provide sufficient capacity for storing tailings to the year 2011.  There are however financial implications for continuing with sub-aqueous deposition.  In terms of the existing dam structures, they have been constructed and maintained in an acceptable manner, in accordance with best practice.  Accordingly, there are good technical and financial reasons to continue using the Cerro do Lobo tailings dam and changing to paste tailings, but in terms of programming, the changeover must occur in the next few years in order to meet the Life of Mine Plan (“LOM”) of 2022. Neves-Corvo management, together with consultant, Golder and Associates, are continuing with the investigating of the implementation of the paste tailings disposal method at the tailings facility. The need for an alternate disposal method for tailings is driven jointly by environmental and the closure needs of the mine. The current closure proposal (perpetual wet cover) is not sustainable in the long term due to the environmental setting of the mine (semi-arid environment). While it is operationally feasible to maintain and monitor a wet cover during the operational life of the mine (as is currently the case), it becomes more difficult during the post closure period.

Environmental Issues

The Neves-Corvo mine inherently has a number of significant potential environmental impacts, due to its size and scale, location (close to the Oeiras River) and the nature of the mineral deposit (pyritic, with heavy metals).  Environmentally, it is a challenging operation, however the mine is operated and managed to a very high standard, largely in accordance with best international practice, and the potential impacts are well understood and mitigated.

All the required environmental permits are in place and Somincor has a good relationship with the national and regional environmental regulators.  The provision for mine closure and the closure funding arrangements are based on an environmental study that was completed by SRK (UK) in 1992, and updated in 1998 and 1999 that showed Somincor’s assessment of the mine closure liabilities is €57.7M including costs of €1.7M associated with the closure of the Setubal port facility. As of December 31, 2005 (subsequent to the WAI Report), Somincor has accumulated €16.5M in a closure fund. Both the assessment and the closure fund have been reviewed post acquisition by EuroZinc and based on a forecast inflation rate of 2.2% per year in Portugal, the Company estimates the closure fund will need to be €100.5M in 2022, the current life of mine.

Exploration and Development

Prior to the acquisition of Neves-Corvo by EuroZinc, Somincor has prepared a Life of Mine Plan that assumes the copper ore is mined at an initial rate of 1.8Mtpa dropping to 1.1Mt on cessation of operations in 2020.  The zinc resource was to be mined from 2006 through to the end of mine life in 2020.  No financial information was made available to assess the likely economics associated with this plan.  However, this mine plan included ore in the Inferred Resource category.

Subsequent to the acquisition of Somincor, EuroZinc prepared an internal LOM Plan in June 2005 that is based on production of 1.85Mtpa of copper mineralization and 0.6Mtpa of zinc mineralization from 2006 to 2015; zinc production will take from 2006 to 2009 to ramp up to the 0.6Mtpa. As copper production of 1.85Mtpa cannot be sustained after 2015, it will gradually be supplemented by zinc production that ramps up to 1.6Mt in 2021. The LOM plan uses the entire measured, indicated and inferred copper resource and uses the high grade core of the indicated zinc resource to arrive at a LOM plan that extends to the start of 2022.

Aljustrel Project

The Aljustrel Project includes the Aljustrel Mining Lease (5.2 sq km) and the surrounding Malhadinha Exploration Concession (502 sq km).  The properties are held by PA, which in turn is owned by EuroZinc (ownership of 99.9%).

Mining in this area has been carried out for over one hundred years primarily for sulphides.  Base metal mining was conducted from 1991 to 1993 utilizing modern mining methods and procedures with large and productive equipment.  The underground openings and infrastructure, the process plant and the waste management facilities have been on continuous care and maintenance since closure.  At the end of 2005, fifty-one  people were fully employed by PA.

The project comprises the upgrading of the process facilities, underground access and infrastructure, and pre-production development of underground stoping areas to produce 1.8Mtpa of zinc, lead, copper and silver ore.  The work has been done to the level of a Final Feasibility Study.

The Moinho and Feitais deposits, which make up the majority of the reserves and resources, were the focus of a Final Feasibility Study (the “Aljustrel Feasibility Study”) completed in June 2000 by a team of consultants led by Steffen Robertson and Kirsten (Canada) Inc. (“SRK”). The team also included Rescan Engineering Ltd, Knight Piésold Ltd., Rescan Environmental Services Ltd., International Metallurgical and Environmental Inc. and Merit Consultants International Inc (collectively referred to as the Project Consultants).  This study was subsequently updated in February 2001 (the “2001 Report”). The Aljustrel Feasibility Study is somewhat different from most mining feasibility studies in as much as the majority of the plant and surface infrastructure are in place, there are considerable underground openings and trial stopes, and there is relative productivity and operating cost information available.

The Aljustrel Project was the subject of a technical report by the Company entitled “March 2004 Update (as revised on May 10, 2004) of the Steffen Robertson Kirsten (Canada) Inc. Aljustrel Project Feasibility Study – June 2000” dated May 10, 2004 (the “2004 Report”) as required under NI 43-101 of the Canadian Securities Administrators.  The 2004 Report has used information from the Aljustrel Feasibility Study and 2001 Report since there have been no material changes since February 2001.  The 2004 Report incorporates updated operating and capital costs (re-quotes etc.), metal prices, exchange rates and financial analysis.

In March 2006, the Company updated the 2004 Report with a report entitled Technical Report on the Aljustrel Project, Portugal and dated March 31, 2006 (the “2006 Report”) to reflect the following additional work completed since 2004:

•

6,703 m underground drill program on the Moinho deposit;

•

New Mineral Resource estimate for the Moinho deposit by AMEC Americas Ltd. (“AMEC”);

•

New mine schedule for the Feitais deposit based on more conservative mining methods than the SRK Feasibility Study;

•

Ore delivery system that would use the existing Santa Barbara tunnel and tube conveyor to deliver the ore from Feitais to the mill;

•

Metallurgical test work by G&T Metallurgical Services Ltd. (“G&T”);

•

Process Plant Engineering by Outokumpu Technology Minerals (“OTM”);

•

Updated Operating and Capital Costs; and

•

Updated Project Economics.

The disclosure which follows regarding the Aljustrel Project is summarized from the 2006 Report.  Readers are encouraged to review the entire 2006 Report, which is located on SEDAR at www.sedar.com.

Property Description and Location

The Aljustrel Project consists of the Aljustrel Mining Lease and the surrounding Malhadinha Exploration Concession.

The Aljustrel Mining Lease is centred in the town of Aljustrel and covers the St. João, Moinho, Algares and Feitais massive sulphide deposits.  The lease has an area of 5.2 km2.  The lease was signed between the Secretary of State of Industry for the Government of Portugal and PA on the 10th of January 1992.  The permit is good for 50 years from the date of signing, with right of renewal, and includes the exploitation of sulphur, copper, zinc, lead, silver and gold.  The lease has no royalty to the state.

In addition to the mining lease, PA holds the Malhadinha Exploration Concession, which was granted in October 2005. The concession (502 sq km) surrounds the Aljustrel Mining Lease and covers the prospective stratigraphy northwest to and including the Lousal mine.

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

Rail transport connects the processing plant with dedicated concentrate storage and loading facilities at the deep sea port at Setubál, located approximately 160 km to the northwest of Aljustrel and 50 km to the south of Lisbon.

Electrical power for the mine is available from the national power grid that services southern Portugal.

The Aljustrel Project includes production will come from two mines:

•

The Moinho mine, which was fully developed in the 1980’s with limited production in 1991-1992.  While the grades are lower than the second deposit (Feitais), exploitation is planned in the first year while the higher-grade Feitais deposit is developed for production in the second year.

•

The Feitais mine, has limited development to date, however it contains most of the reserves.

Both mines have been kept on care and maintenance and most excavations are accessible.  The existing excavations have seen little or no caving and provide a good indication of the ground conditions for future mining.  The project is well advanced for an underground mining project at the feasibility stage.

The Aljustrel Mining Lease provides sufficient surface rights for the Company’s proposed mining operations on the property.

History

The Aljustrel area has undergone sporadic mining and exploration dating back to Phoenician times, and includes a period of extensive work by the Romans.  During Roman times, precious metals and copper were exploited from surface gossans and underlying sulphides at the Algares and Sao João deposits.

Modern mining at Aljustrel began in the mid 1800’s, when the Algares and Sao João deposits were exploited for pyrite, which was used as a source of iron and sulphur.  Due to the extensive size of the deposits and the small rate of production during this time, reserve depletion was not an issue and no systematic exploration was done until the mid 1900’s.  By the end of World War II, the known reserves at Algares were nearly exhausted and poor ground conditions at Sao João made mining difficult.  An extensive exploration effort was initiated southeast of Sao João, leading to the discovery of the Moinho deposit.

Serviço de Fomento Mineiro (state agency precursor to IGM and DGGE) discovered the upper edge (“Carrasco vein”) of the Moinho deposit 14 m below surface during a Turam EM survey in 1956.  This survey failed to detect the deeper and thicker part of the deposit that was identified by gravity and drilling in subsequent years.  The deposit was developed and exploited from the 0 level to the 200 level using cut and fill mining by Minas de Aljustrel S.A.R.L., a Belgium owned company, from 1955 to 1974.

Gravity surveys across the Aljustrel area in the 1960’s led to the discovery of the Feitais deposit in 1964 and the Estação deposit in 1969.  In 1970, a combination of gravity and geology led to the discovery of the Gavião deposit 2.5 km southwest of the Sao João deposit.

In the 1960s, the Santa Barbara rail tunnel (200 m level below the surface measured as 0 m) was driven to connect Moinho and Algares, and then extended from Algares to the Feitais deposit.  In the early to mid 1970s, approximately 3,500 m of development drifts were completed on the 140, 190 and 200 levels of the Feitais deposit.  This development was connected to surface by an Alimak raise.

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

In the late 1980s the market for pyrite collapsed and pyrite mining became uneconomic.  Encouraged by the success of the recently discovered copper and tin rich Neves-Corvo mine located 50 km to the south, PA decided to change focus and start extracting base metals from the Moinho deposit.  This involved constructing a 1.2Mtpa processing plant, sinking a shaft, installing an underground crusher and conveyor system and driving a 3 km access ramp from surface to provide trackless access to the mine.  Development workings were completed on the 275, 305 and 335-m levels, and the extraction method was changed from small-scale cut and fill mining to large-scale long hole open stoping.  The Moinho development workings were much larger (4.5 m x 5 m) than previous workings because of the use of large scale trackless mining equipment.

In the early 1990s, three blast hole stopes were developed at the Moinho mine between the 272 and 335 levels from which 1.1Mt of ore was extracted to supply the new mill.  The stopes were up to 60 m long by 30 m wide by 30 to 60 m thick, and remain open to this day.

The mill was commissioned in September of 1991 and operated until March of 1993 at which time it was shut down because of operating difficulties and low metal prices.  While operating, the plant produced copper and zinc concentrates, which were shipped by rail in sealed pots to a dedicated concentrate storage and handling facility located at the deep-water port of Setubál.  According to the records, only a small amount of lead concentrate was produced in February 1993.  The mine has been on care and maintenance since closure.

In 1993, Robertson Research Minerals Ltd. was retained by PA to assist in the preparation of a report to provide a technical and economic opinion of the future economic viability of the base metal mining and processing operations at Aljustrel.  The main conclusion drawn from this report was that the base metal and processing facilities at Aljustrel could be operated at sufficient profit to repay future capital and development costs, and yield a Net Cash Flow of US$101M over a 15-year operational period.

In 1998, EuroZinc, through its predecessor companies completed a Pre-Feasibility study that examined the economic viability of selectively mining the higher grade zinc zones within the Feitais and Moinho massive sulphide deposits.  The study, completed in October 1998, investigated mining at a rate of 1.5Mtpa for a project life of 12 years.  A financial analysis based on metal price of US$0.55 per pound of zinc, US$0.28 per pound of lead and US$5.50 per ounce of silver, and assuming 100% equity financing, indicated that the project should move forward to full feasibility.

In 1998, EuroZinc signed an option agreement with EDM and PA to acquire up to 75% of PA by completing a bankable feasibility study aimed at resolving the previous metallurgical problems and optimizing production.  Since that time, EuroZinc has completed a bankable Feasibility Study (the Aljustrel Feasibility Study) whereby annual production would be increased from 1.2Mt to 1.8Mt of zinc and lead ore with mine production focused on the higher grade Feitais deposit.

EuroZinc completed a four-phase exploration and definition program starting in June 1998 and continuing through to May of 2000 as part of the Aljustrel Feasibility Study being overseen by SRK to evaluate the economic viability of selective mining at the Feitais and Moinho mines.  The exploration and definition program consisted of diamond drilling, re-logging and re-assaying of historic drill core, underground channel sampling and mapping.  In total, 81 surface diamond drill holes (26,000 m) were completed at Feitais and 10 underground diamond drill holes (997 m) were completed at Moinho.

In December 2001, EuroZinc completed the acquisition of EDM’s 75.60% interest in PA.  More recently, in November 2002, following a financial restructuring of PA, EuroZinc increased its ownership to 99.6% of PA. As of December 31, 2005 EuroZinc’s ownership in PA was 99.9%.

In 2005, the company completed infill drilling (6,703 m) at the Moinho mine and undertook a number of studies to optimize the Aljustrel Project. These studies included:

•

Moinho mineral resource estimate by AMEC,

•

modified Feitais mine design and schedule,

•

metallurgical test work by G&T,

•

process plant engineering by OMT,

•

updated capital and operating costs based on actual costs at the Company’s Neves-Corvo mine, located 40 km to the south, and

•

completed new financial analysis.

Geological Setting

The geology of the IPB is described by numerous authors.  The belt forms the main part of the South Portuguese Zone of the Iberian segment of the Variscan Fold Belt.

The IPB consists of a Devonian-Carboniferous volcano-sedimentary sequence that forms an arcuate belt (250 km by 60 km) that extends westward from Seville in Spain to west-northwest in southern Portugal.

The IPB is subdivided into several tectono-stratigraphic units including, from oldest to youngest: (i) Phyllite-Quartzite group (PQ-Upper Devonian), (ii) Volcanic-Siliceous complex (VS-Upper Devonian to Carboniferous) and (iii) Flysch group (FG-Carboniferous; Culm group of Schermerhorn and Stanton, 1969).

The IPB is the largest VMS district in the world, hosting over 90 individual occurrences that include some of the largest deposits in the world.  Some of the larger deposits are considered to be giant deposits (>50Mt), and include Rio Tinto (>290Mt), Neves-Corvo (>270Mt), Aljustrel (>230Mt), Los Frailes-Aznalcollar (>110Mt), Tharsis (>100Mt), La Zarza (>100Mt) and Sotiel-Migollas (>100Mt).  Most of the deposits occur in clusters that may represent multiple deposits related to the same volcanic centre or bodies dismembered and displaced by syn-depositional slumping or post-depositional faulting.  The deposits are commonly zoned with higher-grade zinc-rich zones near the hanging wall and copper-rich zones near the footwall, separated by barren to lower grade pyrite.

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

The change from a volcanic to a sedimentary dominated sequence is marked by the deposition of the Upper Sedimentary unit (Flysch Group).  It is characterized by a thick (>100 m) turbidite sequence of argillite, siltstone and wacke.

The Late Paleozoic Hercynian Orogeny has folded and faulted the above units and is responsible for the present distribution of the Paleozoic stratigraphy.  Major anticlinal folds trend northwest – southeast and verge to the southwest.  Thrust faults appear to have removed the intervening synclines, however these structures are poorly documented.  North-northeast trending faults have offset the folded and thrusted stratigraphy by 10’s to 100’s of m.

Exploration

The Aljustrel Project includes a number of deposits that have varying degrees of exploration drilling and underground sampling completed on them.  The Algares, St.  João and upper parts of the Moinho deposit were mined by cut and fill for pyrite (sulphur) from the 1850s through to the 1970s.  The lower part of the Moinho deposit was mined for its base metal content from 1991-1993, however it is largely unexploited.  The Feitais deposit has some test stopes where approximately 1Mt were mined in the 1980s, however the deposit is largely unexploited.

EuroZinc completed an extensive exploration program on the Feitais and Moinho deposit from 1998 to 2000 whereby the deposit was drilled and underground sampled to the level that a classified resource and reserve model was constructed.  The Aljustrel Feasibility Study that incorporated this work and the metallurgical test work, examined the economic viability of selectively mining and milling of zinc rich mineralization and copper rich mineralization from these deposits and was completed in June 2000 and updated in February 2001.

The Estação deposit has been intersected by 24 diamond drill holes (11,822 m) on approximately 50 to 100m centres.

EuroZinc staff has completed all exploration work on the project since 1997, with the exception of outside consultants used to assist or supervise various aspects of the project.

In 2005, EuroZinc completed an additional underground infill drilling (6,703 m) on the Moinho deposit.

Mineralization

The Aljustrel massive sulphide deposits have a simple mineralogy and are composed primarily of pyrite (>70%) with lesser amounts of sphalerite, galena, chalcopyrite and minor tetrahedrite and arsenopyrite.  The deposits total in excess of 300Mt of massive sulphide.  The deposits commonly exhibit a metal zonation from a copper-rich footwall, through lower grade pyrite to a zinc-rich hanging wall.  The deposits are underlain by copper-rich stockwork zones consisting of sulphide veined pervasively altered chlorite felsic volcanics.

The zinc-rich hanging wall massive sulphides consist of fine-grained pyrite with lesser amounts of disseminated to banded fine-grained sphalerite, galena, chalcopyrite and tetrahedrite.  Economic zinc-rich sulphides form a coherent zone (4 or 4.5% Zn cut-off) and have a moderate to steep dip making them amenable to low cost underground mining.

The copper-rich footwall massive sulphide consists of pyrite with lesser amounts of chalcopyrite, tetrahedrite, sphalerite and galena.  Economic zones of copper-rich mineralization (>1.5% Cu cut-off) straddle both the massive sulphide and underlying stockwork, however the majority of the copper resource is within the massive sulphide mineralization.  The size and geometry of the zones make them amenable to low cost underground mining.

In 1998 and 1999, EuroZinc completed 81 surface diamond drill holes totalling over 25,000 m and more than 1,000 m of underground channel sampling to define the limits of the higher grade zinc and copper mineralization within the Feitais deposit.   Previous operators completed twenty-four surface holes (10,570 m) and fifty-seven underground holes (6,900 m).  This work outlined a massive sulphide body 900 m long by 700 m wide by up to 100 m thick.  The body strikes AZ305 degrees, dips –50 degrees to the northeast and plunges 30 degrees to the northwest.  Holes were drilled in the direction of 225 degrees and intersected the massive sulphide body from 50 m to 500 m below surface.  The deposit is open down dip and down plunge to the northwest towards the Represa fault.  Northwest of this fault, the deposit is displaced to the northeast with a relative horizontal displacement of 500 m where it is called the Estação deposit.

Underground mapping and drilling indicates the Moinho deposit is about 700 m long by 700 m wide by >1 to 100 m thick and strikes AZ315 degrees and dips 60 to 70 degrees to the northeast.  The deposit is open up-plunge to the south and truncated down-dip by the northwest-southeast striking Moinho hanging wall fault.  A similarly oriented fault occurs in the footwall of the deposit and appears to be coincident with the axial plane of the Southwest anticline.  The deposit can be traced northwards by a thin sulphide interval (Carrasco vein) that extends from the Moinho to the St Joao deposit a distance of 200 to 300 m.  This thin sulphide interval may represent a thin accumulation of sulphides on a topographic high that separates the Moinho and the St. Joao deposits.

Drilling

The Aljustrel Mine contains data from surface and underground diamond drilling, underground channel sampling and underground muck sampling.

The Feitais mine data set includes:

•

Diamond drill holes (8,732 m in 74 holes) completed by PA.  The core is stored in a warehouse on site in racks in an organized fashion and is available for inspection and re-sampling.  Pulps from this drilling were stored on site in airtight containers and approximately 80% of these samples were re-analyzed at Assayers Canada Ltd., the same laboratory as the EuroZinc samples.

•

Historic muck samples (1,945 samples) completed by PA.  Samples were collected after each advance (3 m) in mineralized drifts and crosscuts.  This data has not been used in the resource calculation except in rare cases where channel samples could not be collected where a drift intersected a cross-cut.

•

Diamond drill holes (26,245 m in 81 holes) completed by EuroZinc. The core is stored in warehouse on site in racks in an organized fashion and is available for inspection and re-sampling.  Sample rejects are stored on site and pulps are archived with the analytical laboratory in Vancouver, Canada.

•

Channel samples (514 - 2 m samples) completed by EuroZinc. The channel samples were collected using a hydraulic saw.  Sample rejects are stored on site and pulps are archived with the analytical laboratory in Vancouver, Canada.

The Moinho mine data set includes:

•

Diamond drill holes (15,086 m in 111 holes) completed by PA.  The core is stored in a warehouse on site in racks in an organized fashion and is available for inspection and re-sampling.  Surface drill holes completed at the discovery stage with uncertain down hole surveys were not used in the resource calculation.

•

Historic muck samples (3,657 samples) completed by PA.  Samples were collected after each advance (3m) in mineralized drifts and crosscuts.  This data has not been used in the resource calculation except in rare cases where channel samples could not be collected where a drift intersected a cross-cut.

•

Diamond drill holes (980 m in 10 holes) completed by EuroZinc. The core is stored in warehouse on site in racks in an organized fashion and is available for inspection and re-sampling.  Sample rejects are stored on site and pulps are archived with the analytical laboratory in Vancouver, Canada.

•

Channel samples (849 – 2 m samples) completed by EuroZinc. The channel samples were collected using a hydraulic saw.  Sample rejects are stored on site and pulps are archived with the analytical laboratory in Vancouver, Canada.

•

Diamond drill holes (6,703 m in 65 holes) completed by EuroZinc in 2005. As this was infill drilling, the entire core was submitted for sample preparation and analysis with only occasional representative drill holes archived for reference. Sample rejects are stored on site and pulps are archived with the analytical laboratory in Vancouver, Canada.

The drill hole and underground data has been entered into GEMCOM modeling software (“GEMCOM”) and a three-dimensional model for the deposit has been constructed.

Sampling, Analysis and Security

Assay data used for resource modeling is from drill core and underground channel samples.  In rare cases where a drift intersects a cross-cut, muck samples were used to fill the sampling sequence along the cross-cut.  The Feitais deposit is drilled off at 40 m centres, however the deposit is open both down dip and down plunge to the northwest.  The Moinho deposit is drilled off at about 30 m centres, however the deposit is open down dip and down plunge to the northwest.

The drilling procedure is briefly described below:

•

Core is placed in labelled wooden core boxes from left to right with the start and finish of each drill run labelled with a metreage marker.

•

Core boxes are transported to core logging facility at the end of each shift by drill foreman or EuroZinc drill technician and laid out in order of increasing hole depth.

•

Core box labels and metreage is checked for accuracy and photographed by company geologist.

•

Exploration drill holes are geotechnical logged using Laubscher classification scheme by Company geologists.

•

Geological logs are written in logging forms, which include information on location, date drilled, etc.

•

Geological data recorded includes lithology, textures, alteration, mineralization, structural measurements and other pertinent information.

•

Assay samples are marked on drill core and recorded in drill logs and sample booklets.

•

Assay samples are 2.0 m in length or smaller to honour gross geological units or major structures.

•

Density measurements on mineralized intervals are completed using standard water immersion methods.

•

Assay samples are sawn in half with one half remaining in the box, which is stored in racks in warehouses on site.  The other half is tagged, bagged, sealed and sent to a sample preparation lab on site.

•

Company geologists insert duplicates, standards and blanks at the sample preparation stage.

•

Information from the drill logs is entered into the GEMCOM database.

The underground channel sampling procedure is briefly described below:

•

The underground cross-cuts and footwall drifts were mapped by company geologist.

•

Channel samples were marked on the right and left walls of the cross-cuts at about waist height by company geologist at 2 m intervals, except at geological contacts where the sample may be less than 2 m.

•

Company technicians, using a hydraulic saw, would cut two lines on the face spaced about 4 cm apart and about 4 cm in depth.  Technicians would then use a pneumatic chisel to break out the sample between the two cut lines and the sample marks.  Samples were tagged, bagged, sealed and transported to the sample preparation lab on site after each shift.

•

Company geologists insert duplicates, standards and blanks at the sample preparation stage.

•

Information from mapping and sampling is entered into the GEMCOM database.

Sample preparation from 1998 to 2000 was completed on site by Company technicians. Sample preparation for the Moinho underground drill program in 2004 and 2005 was completed on site by Company technicians in Aljustrel and at the  Neves-Corvo laboratory facility.

Final sample preparation (pulverization) and analyses from 1998 to 2000s were performed by Assayers Canada, Vancouver. In 2005, analyses were also performed by Assayers Canada, Vancouver using the same procedure.

Sample security procedures are:

•

Core delivered from site to secured core logging facility by drill supervisor or company technician.

•

Core photographed, logged and sample locations marked by company geologist.

•

Core sawn in half, tagged, bagged and sealed by company technician.

•

Samples submitted to company sample preparation lab.

•

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

The procedures followed during EuroZinc drill programs were:

•

Collars were located in the field using standard surveying equipment (theodolite and distomat) by mine surveyor.  Coordinates are in Hayfor Gauss Central Point system.

•

Geologist checks location, azimuth and dip of drill hole collar.

•

Continuous down hole survey using the MAXIBOR laser survey instrument was completed by company geologists for most surface drill holes.  A Kodak Eastman ‘single-shot’ survey (50m intervals) was used on underground drill holes and in rare cases on surface holes when the MAXIBOR survey instrument was not available.  A number of drill holes were surveyed twice with this instrument and compared with the Kodak Eastman surveys confirming the precision and accuracy of the MAXIBOR instrument.  In the 2004 – 2005 Moinho drill program, the “Flexit” survey instrument was used for down hole surveys; reading were generally taken at 50 m intervals and at the end of the hole.

•

Company geologists entered survey data, core logging and analytical data into the GEMCOM database.

•

GEMCOM has built in checks for consistency of the database in order to prevent over-lapping intervals or hole name validation errors.

•

Drill holes were paper plotted on section and plan, and visually checked for unusual collar location, drill orientation, assay pattern or values.

An extensive quality control – quality assurance program was completed by EuroZinc to monitor precision, accuracy and contamination.  The program is briefly described below:

•

Standard, blank and duplicate samples inserted into sample stream on a pseudo-random basis and accounted for 10% of the total samples submitted to Assayers Canada.

•

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

•

Blanks consisted of un-mineralized interbedded greywackes and mudstone core from historic drill core.  The blanks were inserted before the sample preparation stage to monitor contamination through the entire sample preparation and analytical procedure.

•

Duplicates consisted of an additional 300-gram split taken from the sample rejects during the sample preparation stage or rarely ¼ split core.  The duplicates were used to monitor the precision of the laboratory.

•

Standard, blank or duplicate samples containing one metal greater than 2 standard deviations from the mean in a batch would result in three or more samples from that batch being re-analyzed at a different laboratory.

•

Re-analyzed samples that pass quality control measures are inserted into the database replacing data with quality control failures.

The Moinho drill program in 2005 used the same quality control – quality assurance program that was implemented for the Aljustrel Feasibility Study. In addition, all historic holes prior to EuroZinc’s involvement in the project were re-cut and underwent the same sample preparation, analytical method and quality control – quality assurance program as drill holes completed by EuroZinc.

Independent audits of geological sample collection and data management were performed by representatives of banks and smelters as part of feasibility and financing exercises.

Mineral Resource and Mineral Reserve Estimates

Mineral Resource Estimate

The resource estimate for the Feitais and Moinho deposit was completed in June 2000 as part of the SRK Aljustrel Feasibility Study. More recently in 2005, AMEC completed a new resource estimate for the Moinho deposit that included results from an underground infill drill program (6,703 m) completed in 2004 and 2005. The objective of this program was to upgrade the indicated resource in the SRK feasibility study to the measured category.

The hanging wall and footwall boundaries of the massive sulphide were used to constrain the block model interpolation, which is well defined by the information available from the drilling and underground workings.  These data were used to construct a three-dimensional model of the sulphide bodies, which served as the basis for the block model. In the 2005 study, the Moinho massive sulphide was divide into a high zinc solid (>3% Zn) and a low zinc solid (<3% Zn) for the zinc resource estimate.  Copper mineralization was constrained by the massive sulphide as well as a three-dimensional model of the stockwork mineralization.  Grades were interpolated into the block model using ordinary kriging.  Ordinary kriging was chosen as the interpolation method because it considers the spatial correlation of the data, sample support and provides an appropriate amount of grade averaging based on grade continuity.

Zinc resources were calculated using a 4% Zn cut-off and copper resources were calculated using a 1.5% Cu cut-off.  These cut-offs were chosen based on the capital costs, operating costs and metallurgical test work completed during the feasibility study.  The zinc cut-off was raised to 4.5% for the Feitais deposit when the preliminary mining method was changed from “Open Stoping” to “Sub-Level Open Stoping with Post Fill” because the resource utilization was too low.  The higher cut-off grade at Feitais reflects the higher costs associated with cemented rock fill.  The lower cut-off grade at Moinho reflects the lower costs associated with this deposit as it is essentially completely developed and only partial extraction of the resource that will be used in the first year or so of operation.

Resource model blocks were classified as Measured, Indicated and Inferred Resources using the classifications documented in CIM Standards on Mineral Resource and Reserves, Definitions and Guidelines (2000) necessary to be compliant with NI 43-101, are shown in the Tables below.

Measured Mineral Resources have been defined where the grade and geometry of the deposit is known with a high degree of confidence, allowing detailed mine design and mine planning to proceed.  The measured resources at Aljustrel are located adjacent to underground workings or where the drill density is typically less than 15 m.

Indicated Mineral Resources are those where the grade and geometry are known with sufficient confidence to complete mine design, scheduling and development costs.  Although the actual location of planned stopes may vary somewhat with additional infill drilling and underground sampling, this is not expected to significantly change the economic viability of the project.  The indicated resources at Aljustrel are located within that portion of the deposit having a drill density of approximately 35-40m or less.

Inferred Mineral Resources are primarily located along the perimeter of the deposit, where drill density is typically greater than 40 m.

Measured and Indicated zinc Resource (4.5% Zn cut-off) for the Feitais deposit1

Classification	Tonnes (x1,000)	Zinc (%)	Copper (%)	Lead (%)	Silver (g/t)	Gold (g/t)
Measured	740	5.32	0.18	1.62	52.21	0.79
Indicated	14,480	6.03	0.21	1.86	68.16	0.75
Total	15,220	6.00	0.21	1.85	67.38	0.75

Inferred zinc Resource (4.5% Zn cut-off) for the Feitais deposit1

Classification	Tonnes (x1,000)	Zinc (%)	Copper (%)	Lead (%)	Silver (g/t)	Gold (g/t)
Inferred	3,160	6.14	0.16	1.66	60.00	0.67

Indicated Copper Resource (1.5% Cu cut-off) for the Feitais deposit1

Classification	Tonnes (x1,000)	Zinc (%)	Copper (%)	Lead (%)	Silver (g/t)	Gold (g/t)
Indicated	4,870	0.88	2.12	0.24	13.52	0.22

Inferred Copper Resource (1.5% Cu cut-off) for the Feitais deposit1

Classification	Tonnes (x1,000)	Zinc (%)	Copper (%)	Lead (%)	Silver (g/t)	Gold (g/t)
Inferred	1,870	0.70	2.13	0.18	10.43	0.32

Measure and Indicated Zinc Resource (4.0% Zn cut-off) for the Moinho deposit1

Classification	Tonnes (x1,000)	Zinc (%)	Copper (%)	Lead (%)	Silver (g/t)
Measured	2,770	4.82	0.43	1.75	48.77
Indicated	1,810	4.77	0.46	1.78	46.97
Total	4,580	4.80	0.44	1.76	48.06

Inferred Zinc Resource (4.0% Zn cut-off) for the Moinho deposit1

Classification	Tonnes (x1,000)	Zinc (%)	Copper (%)	Lead (%)	Silver (g/t)
Inferred	1,880	4.92	0.54	1.84	51.02

Measured and Indicated Copper Resource (1.5% Cu cut-off) for the Moinho deposit1

Classification	Tonnes (x1,000)	Zinc (%)	Copper (%)	Lead (%)	Silver (g/t)
Measured	260	1.26	1.82	0.40	20.33
Indicated	1,790	1.61	1.96	0.65	26.74
Total	2,050	1.57	1.94	0.62	25.92

Inferred Copper Resource (1.5% copper cut-off) for the Moinho deposit1

Classification	Tonnes (x1,000)	Zinc (%)	Copper (%)	Lead (%)	Silver (g/t)
Inferred	120	1.55	1.72	0.83	30.71

1Mineral Resources were estimated by Steffen Robertson and Kirsten (Canada) Inc. and Amec Americas Limited and reviewed by Garnet Dawson, P.Geo. Zinc resources were estimated using a 4.5% cut-off (Feitais) and 4.0% cut-off (Moinho). Copper resources were estimated using a 1.5% cut-off. The measured and indicated mineral resources are inclusive of those mineral resources modified to produce the mineral reserves.

In addition to the resource estimates completed by SRK and AMEC using ordinary kriging, a number of other methods using different cut-off grades, interpolation methods, constrained or unconstrained models and classical sectional polygonal reserves were performed by SRK and other organizations during the same period.  The other organizations were Rescan, SRK-Cardiff, MRDI-Canada and EuroZinc, and reports by these organizations are on site for inspection.  These models were used for validation of the unconstrained, ordinary kriged model and support the above estimates.

Mineral Reserves

The mineral reserves were classified according to CIM Standards on Mineral Resource and Reserves, Definitions and Guidelines (2000) necessary to be compliant with NI 43-101.

The mineral reserves for Feitais include the following dilution factors:

•

Dilution of 0.5% for primary stopes and 2.6% for secondary stopes.  This is in addition to the uneconomic material included in the stope outlines.  The projected higher dilution in the secondary stopes is from adjacent backfill in the primary stopes.

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

Mineral Reserve for Feitais Zinc Mineralization1

Classification	Tonnage (x1,000)	Zinc (%)	Copper (%)	Lead (%)	Silver (g/t)
Probable	12,201	5.67	0.22	1.77	64.15

Mineral Reserve for Feitais Copper Mineralization1

Classification	Tonnage (x1,000)	Zinc (%)	Copper (%)	Lead (%)	Silver (g/t)
Probable	1,612	0.97	2.16	0.26	14.26

Mineral Reserve for Moinho Zinc Mineralization1

Classification	Tonnage (x1,000)	Zinc (%)	Copper (%)	Lead (%)	Silver (g/t)
Probable	2,152,000	4.49	0.54	1.82	53.95

1 Mineral Reserves were prepared in previous years by Steffen Robertson and Kirsten (Canada) Inc. and reviewed by Qualified Person James Drake, P. Eng. Zinc reserves were estimated using a 4.5% (Feitais) and 4.0% (Moinho) cut-off. Copper reserves were estimated using a 1.5% cut-off.

Mining Operations

Mine Plan

The Aljustrel Project is not a producing property, however because of the imminent transition to that status it is appropriate to describe the operations as they are planned to be, based on the detailed work completed in the Aljustrel Feasibility Study – February 2001 and subsequent updates.

There are three ore bodies in the current mine plan that will be mined consecutively:

•

zinc-rich mineralization at Moinho,

•

zinc-rich mineralization at Feitais, and

•

copper-rich mineralization at Feitais

There are two mines in this study:

•

Moinho mine, which was fully developed in the 1980’s with limited production in 1991-1992.  The grades are lower and exploitation is planned in the first year while the higher-grade Feitais deposit is developed.

•

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

Proposed Mining Methods

The Feitais resources were outlined using a 4.5% Zn cut-off and can be characterized as follows:

•

Geology – at a 4.5% Zn cut-off, the mineralization forms a coherent mineable zone.

•

Geometry – the resource boundary at a 4.5% Zn cut-off has variable geometry, however this has been taken into account in the stope design with both planned and unplanned dilution.  The horizontal mining thickness varies from a minimum of 10 m to over 40m with an average of approximately 25 m.  The dip of the ore bodies varies from 40º to 60º with an average of 55º.

•

Rock mass – footwall and hanging wall ground conditions are considered to be good to very good and the ore, which is massive sulphide, is excellent.  A minimum 3 m skin of sulphide will be left on all stope hanging walls.  In general, there are few major faults or weakening structures that will affect the mine design.

•

Disturbance – the three ore zones are relatively discrete and the induced stresses from a total extraction system will be relatively low and only moderate amounts of ground support will be required.

•

Production rates – the geometry and size of the ore deposit allows a comfortable production capacity of around 2Mtpa; the planned production rate is 1.8Mtpa, which is below capacity.

•

External influences – the groundwater inflow is moderate and there are no buildings or surface facilities located above the mining areas.

The size, geometry and ground condition of the deposit are suitable for a cemented backfill mining system with a planned total extraction of the economic resource.  Open stopes without backfill were investigated, however the utilization of the resource was too low because of the large pillars necessary to maintain stability.

The mining method for Feitais can be called “Sub-Level Open Stoping with Post Fill” using transverse stopes.

The planned stoping dimensions, drilling procedures and stope sequencing are:

•

The maximum level interval will be 20 m. The stopes will be 20 m to 25 m along strike with a maximum of 30 m across the orebody. Tertiary stopes will be designed where the orebody is greater than 30 m thick.

•

Dilution from the hanging wall volcanic rocks will be controlled by leaving a minimum 3 m “skin” of massive sulphide.

•

Downhole drilling will be done using high production hydraulic drill rigs. Hole diameter and spacing will be adjusted based on the ground conditions.

•

Production will utilize a primary – secondary stope sequence with the primary stopes leading the secondary stopes by a single level.

•

Stopes will be mucked with 8 yard scoops, which will either tip directly into the ore pass or will load trucks where the one-way traveling distance is over 250 m.

Backfill will be purchased from nearby quarries and delivered to the site by train or truck. The quarried rock will be crushed and screened and delivered to the mine by a backfill raise. A surface cement slurry plant will be located adjacent to the backfill raise. Backfill will be distributed underground by stopes or scoop trams. The waste generated within the mine will be used for back filling the secondary stopes.

Mining at Feitais will start at the 390 Level at the southern end of the Feitais orebody and the 430 Level at the northern end of the orebody. Mining will begin at Feitais when development reaches the 390 Level. The resource was calculated at a 4.5% zinc cut-off from which stopes were designed.

Mining at Moinho is from stopes adjacent to existing stope areas and makes use of existing stope areas and makes use of existing development and infrastructure. The mining method will be up-hole benching with longitudinal retreat with 20 m sub-level intervals where no top access is available. The stopes will use backfill. The resource was calculated at a 4.0% zinc cut-off from which the stopes were designed.

The Feitais copper reserve will be extracted using the same mining methods as for the zinc reserve.  A minimum 8 m pillar along strike will separate the previously mined zinc stopes from the copper stopes.

Mine Costs and Mine Schedule

The average mining cost over the 10-year life of mine is €14.21/tonne, which is low by world standards but reflects the low labour costs, reasonable productivity and low consumable costs in this part of Europe.

The total number of personnel for mining including maintenance staff is 218 resulting in an annual productivity of 8,256 tonnes of broken ore per mining employee.  This figure benchmarks reasonably well with other similar operations in the world.

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

The Aljustrel Feasibility Study has been based on utilizing the existing plant facilities, incorporating equipment modifications and additions, for processing Feitais and Moinho ores.  Recognizing that the physical nature of the stockpile would be governed by a number of factors, such as underground production schedule, ore type, primary crusher selection, etc., the decision was made to approach the feasibility study based on an SABC (semi-autogenous ball mill circuit).  SABC circuits have been successfully used on a wide variety of ore types and do not have the same dependence on the consistency of the ore that autogenous circuits have.

The ‘new’ Aljustrel plant has been designed to process 1.8Mtpa of massive sulphide zinc-lead ore containing copper and silver in lesser amounts.  The plant will include the existing facilities with modifications for lead concentrate production, and additional flotation facilities for zinc concentrate.

At full production, the annual average dry concentrate production from the zinc-lead plant has been forecasted to be 163,775 tonnes of zinc concentrate at a grade of 50% zinc and 29,000 tonnes of lead concentrate at a grade of 50% lead.

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

•

The area is disturbed by mining activities that date back to Roman times and, importantly, the Company is released from responsibility for the areas of previous contamination.  In particular, the abandoned Algares and Sao Joao surface areas are specifically excluded from the Environmental Plan and remain the responsibility of the State.

•

Aljustrel is an existing mining operation with more or less continuous production from the 1850’s to 1993.

•

Operational permits are in place, with the exception of an “Environmental Licensing Request” that must be made at the point that the mine is ready to commence operations.

The Environmental Management Program primarily addresses, among other parameters, water quality from the start of operations through to closure.

The current tailings facility has inadequate free board for storage of storm events as well as to receive additional tailings.  To accommodate the needs of the new project, the existing tailings pond water will need to be treated and discharged prior to start-up.  Tailings pond water is currently being treated in the mill and discharged to the environment in anticipation of project start up.

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

Mine Closure

All mine components have been identified and all have a de-commissioning plan and schedule.  There is a fund of €0.80/tonne of ore that will be set aside for final closure and this will reach approximately €12.9M at the end of the mine life.  This will fund ongoing pumping costs to maintain a wet cover on the Tailings Dam and regular engineering inspections that will be required. This mine closure fund is not related to the asset retirement obligation as recorded in the Company’s balance sheet according to Canadian generally accepted accounting principals.

Taxes

The Moinho and Feitais deposits are covered by the Aljustrel Mining Lease, a 50-year mining lease that was granted by the Portuguese Minister of Industry and Energy to PA on the 10th of January 1992.  The lease is renewable and has no royalty attached to it.  In Portugal, the federal income taxes on profits are 25% and municipal taxes are 2.5% for a total of 27.5%, however in 2004 the Government reduced the tax in the Alentejo District to 20% and the Municipal tax remained at 10% of the Federal tax thus producing 2% for a total tax of 22%.

Capital Cost Estimates

The total estimated capital cost to design, construct, install and commission the new Aljustrel mining and processing facilities described in the 2006 Report is US$88.3M.  However, considering the scheduling of the project and the revenue generated from the operation of Moinho prior to full start up of the Feitais mine, there is an actual estimated net capital outlay of approximately US$54.5 M.  The costs are all expressed in US dollars and exclude taxes, duties, escalation and interest during construction.  The accuracy of the estimate is considered to be about +/- 15.

Operating Cost Estimates

Operating cost for the 10-year mine life is estimated to be US$24.84/t milled.

Payback and Economic Analysis

The Aljustrel Life of Mine Plan and Financial Model demonstrates a payback of initial capital at 4.2 years and a positive net present value of US$34.9 M at a 8% discount rate after taxes; the internal rate of return is 21.8%.  This positive value demonstrates that the Probable Mineral Reserve as documented in the 2006 Report does in fact constitute ore.

Assumptions used in the model are:

•

Zinc price of US$0.98/lb in year 1, US$0.75/lb in year 2, and US$0.56/lb long term,

•

Lead price of US$0.49/lb in year 1, US$0.42/lb in year 2, and US$0.42/lb long term,

•

Silver price of US$11.00/ounce in year 1, US$9.00/ounce in year 2, and US$7.00/ounce long term,

•

Evaluation based on latest (March 2006) productivity estimates, capital and site costs,

•

Depreciation rate is that allowed by Portuguese law and balances supplied by PA accounting,

•

No debt financing is assumed for project capital costs other than European Union grants and interest free loans,

•

Economic evaluation considers the payment of Portuguese taxes where applicable,

•

Loss carry forwards and tax pools available to the Company,

•

Interest Income and distribution of profits on sale of assets at the end of the project are not included in the evaluation,

•

Creditor amounts adjusted to 2005 financial statements of PA,

•

Financial obligations to EDM (excluding initial buyout) included in the evaluation,

•

European Union grants and interest free loans included in the financial evaluation, and

•

Capital reflects the latest bids received from contractors including OTM for the process plant.

Mine Life

The project mine life for the Life of Mine Plan in support of the Mineral Reserve statement is approximately 10 years.  In practice, it is the opinion of the authors that additional mine life may be added as the project progresses and inferred resources at Feitais are upgraded to the measured category and adjacent deposits are drilled off.  The design throughput for the mill is 1.8Mtpa, however if the throughput is higher or expansions are justified and implemented, the mine life would be shortened accordingly.

Exploration and Development

The Company has completed the detailed engineering required for the upgrades to the mill at Aljustrel.  It is the intention of the Company to proceed, as market conditions and commodity prices will allow, with project funding for Aljustrel to finance the completion of the balance of the work required to upgrade the mill and to develop the Feitais deposit as detailed in the updated Aljustrel Life of Mine Plan.  The cost of the care and maintenance of Aljustrel over the year ending 2005 is approximately US$3.9M.  The Company may realize certain synergies as a result of the close proximity and common ownership of Neves-Corvo and Aljustrel.

Freixeda Project

The Freixeda Exploration concession was granted to AGC in October 2005. The 400 sq km concession is located in north-central Portugal, approximately 350 km north-east of Lisbon, close to the Spanish border. The concession surrounds the Freixeda gold mine, which produced gold, silver and lead from 1952 to 1955.

The company acquired the concession because of the area’s high potential to host Intrusion Related Gold Deposits (IRGD), a deposit model only developed in the last few years. The concession agreement provides EuroZinc with the exclusive right to undertake exploration in the area for a period of two years. Following the initial two years, EuroZinc has the option to extend the agreement for three, one year periods with a 50% reduction in the area after each annual extension, or apply to have the exploration concession converted to an exploitation concession. EuroZinc must complete minimum work expenditures in the amount of €100,000 (US$120,000), including a minimum of 500 m of drilling, and cash payments totalling €20,000 (US$24,000) over the initial two year period. The exploration program, currently in progress, consists of soil and stream sediment sampling, prospecting and mapping to identify suitable targets for drilling.

ITEM 5:  DIVIDENDS

There are no restrictions which prevent the Company from paying dividends.  The Company has not paid any dividends in the last three fiscal years.  The Company has no present intention of paying any dividends, as it anticipates that all available funds will be invested to finance the growth of its business.  The directors of the Company will determine if and when dividends should be declared and paid in the future, based on the Company’s financial position at the relevant time.

ITEM 6:  DESCRIPTION OF CAPITAL STRUCTURE

General

The Company is authorized to issue an unlimited 1,000,000,000 Shares without par value of which 546,282,024 Shares were issued at March 31, 2006.  The holders of Shares are entitled to receive notice of and attend all meetings of shareholders with each Share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings.  The holders of Shares are entitled to dividends if, as and when declared by the board of directors of the Company.  The Shares are entitled upon liquidation, dissolution or winding up of the Company to receive the remaining assets of the Company available for distribution to shareholders.

Shareholder Rights Plan

On December 21, 2005, the board of directors of the Company adopted a shareholder rights plan (the “Plan”), for which shareholder approval will be sought at the Company’s annual general and special meeting of shareholders expected to be held in May 2006.  The terms of the Plan are contained in a rights agreement dated as of December 21, 2005 between the Company and Computershare Investor Services Inc., as rights agent.  Under the Plan, one right (a “Right”) has been issued in respect of each outstanding Share of the Company and will attach to each common share subsequently issued.

Each Right entitles the holder thereof to purchase from the Company one Share at an exercise price of Cdn$20.00, subject to adjustment.  However, upon the acquisition by any person (an “Acquiring Person”) of 20% or more of the Shares of the Company (a “Flip-in Event”) other than by way of a Permitted Bid or Competing Bid, each Right, other than a Right beneficially owned by an Acquiring Person, its affiliates and associates, their respective joint actors and certain transferees, may be exercised to purchase that number of Shares of the Company which have a market value equal to two times the exercise price of the Rights.  Rights beneficially owned by an Acquiring Person, its affiliates and associates, their respective joint actors and certain transferees will be void.

The Plan will not be triggered by a Permitted Bid or Competing Permitted Bid.  A Permitted Bid is one that: (i) is made by means of a take-over bid circular; (ii) is made to all holders of Shares for all Shares held by them; (iii) is open for at least 60 days; (iv) contains a condition that no Shares will be taken up and paid for until at least 50% of the independent shareholders have tendered and not withdrawn; (v) contains a condition that Shares may be deposited at any time and withdrawn until they are taken up and paid for; and (vi) contains a provision that, if 50% of the independent shareholders tender to the bid, the bidder will make an announcement to that effect and keep the bid open for at least ten more days.

If ratified and approved by the shareholders of the Company at the annual and special meeting of shareholders expected to be held in May 2006, the Plan will continue in force up to the end of the Company’s third annual meeting of shareholders after such approval.

The Rights may be redeemed by the Company at a redemption price of $0.00001 per Right at any time prior to the occurrence of a Flip-in Event without the prior approval of the holders of Shares of the Company or Rights.

ITEM 7:  MARKET FOR SECURITIES

The Company’s Shares are listed and posted for trading on the TSX and AMEX under the symbol EZM.

Trading Price and Volume

The following table provides information as to the monthly high and low closing prices of the Company’s Shares during the 12 months of the most recently completed financial year as well as the volume of Shares traded for each month:

Month	High	Low	Volume
January	$0.80	$0.62	34,787,900
February	$0.92	$0.75	40,325,900
March	$1.03	$0.74	52,547,200
April	$0.94	$0.66	20,747,200
May	$0.72	$0.57	26,542,000
June	$0.77	$0.64	24,946,600
July	$0.83	$0.61	24,031,400
August	$0.89	$0.76	22,842,500
September	$0.90	$0.80	34,607,900
October	$0.94	$0.80	22,536,400
November	$0.99	$0.86	44,173,000
December	$1.34	$0.97	69,193,700

On December 23, 2005, the Company’s Shares commenced trading on AMEX.  During that month, a volume of 785,500 Shares were traded on AMEX and the high and low closing price of the Shares on AMEX was US$1.20 and US$1.05 respectively.

Prior Sales

The following table provides a list of  each class of securities of the Company that is outstanding but not listed or quoted on a marketplace, during the most recently completed financial year:

Date Issued	Type of Security	Number Issued	Exercise/ Conversion Price	Expiry Date
Aug. 1/04	Warrants	8,695,652	C$0.60	Apr. 1/ 06
Nov. 14/ 01	Options	50,000	C$0.15	Nov. 14/06
Dec. 10/02	Options	730,000	C$0.10	Dec. 10/07
May 4/04	Options	3,053,500	C$0.60	May 4/09
Dec. 24/04	Options	3,000,000	C$0.66	Dec. 24/09
Mar. 17/05	Options	1,300,000	C$0.89	Mar. 17/10
Apr. 5/05	Options	250,000	C$0.90	Apr. 5/10
May 27/05	Options	300,000	C$0.65	May 27/10
June 8/05	Options	1,200,000	C$0.66	June 8/10
July 5/05	Options	5,641,672	C$0.65	July 5/10
Aug. 22/05	Options	200,000	C$0.82	Aug. 22/10
Nov. 15/05	Options	240,000	C$0.95	Nov. 15/10
Jan. 3/06	Options	50,000	C$1.26	Jan. 3/11

ITEM 8:  ESCROWED SECURITIES

There are no EuroZinc securities in escrow.

ITEM 9:  DIRECTORS AND OFFICERS

Name, Address, Occupation and Security Holding

The name, province or state and country of residence, positions held with the Company and principal occupation of each director, officer and executive officer of the Company within the five preceding years as at the date of this AIF is as follows:

Name, Position, Province or State and Country of Residence(1)	Principal Occupations Within Five Preceding Years(1)	Period of Service as a Director(2)
J.E. (Ted) Fletcher(4)(5) Chairman, and Director BC, Canada	Retired mining executive.	Since September 1999
Colin K. Benner, P.Eng Vice Chairman, Chief Executive Officer and Director BC, Canada	Vice Chairman, Chief Executive Officer and Director of the Company; formerly President, Chief Executive Officer and director of Breakwater Resources Ltd. in Toronto (Ontario)	Since December 1, 2004
A.J. Ali Executive Vice President & Chief Financial Officer BC, Canada	Executive Vice President and CFO of the Company; Formerly Senior Vice President, Finance of the Company; Formerly Vice President, Finance, and CFO, Resource 21.	N/A
Ronald Ewing Executive Vice-President, Corporate Affairs BC, Canada	Executive Vice-President, Corporate Affairs of the Company and Corporate Secretary; formerly Chief Financial Officer	N/A
Garnet Dawson, P.Geo. Vice President, Exploration BC, Canada	Vice President, Exploration of the Company; Qualified Person for the Company with respect to exploration programs and mineral resource estimates.	N/A
John Greig, P.Geo.(3) (5) Director· BC, Canada	Geologist and Businessman	Since April 1999
David F. Mullen(3) (4) Director· BC, Canada	Chief Executive Officer of HSBC Capital (Canada) Inc.	Since April 1999
Ryan Bennett(4) Director· Colorado, USA	Geologist and mining engineer; Vice President of Resource Capital Fund.	Since April 1999
Christian Bué(5) Director· Paris, France	International Consultant; Doctor in Economics, Université de Paris; Retired mining executive.	Since June 2001
Graham Mascall Director· Surrey, England	Self-employed mining/financial consultant. Previously Vice President, Business Development of BHP Billiton.	Since October 2002
Ronald S. Simkus, P.Eng.(4) Director BC, Canada	Senior Vice-President, Mining of Corriente Resources Inc., previously President & CEO of Compania Minera Antamina, previously President & General Manager, Highland Valley Copper.	Since April, 2004
John G. Shanahan(3) (5) Director New York, USA	Vice-President of Barclays Capital, formerly Vice-President of TradingLinx.com, formerly Vice-President, Rothschild Inc.	Since April, 2004
Adriano F. Barros Vice President, Business Development Braga, Portugal	Mining Engineer consulting to mining companies in Portugal and internationally, and special lecturer in engineering geology at several academic institutions in Portugal.	N/A

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

(5)

Denotes members of the Corporate Governance Committee.

As at the date of this AIF, the directors and officers as a group beneficially own, directly or indirectly, or exercise control or direction over 103,591,384 Shares, representing 18.96 % of the issued Shares.

At this time the Company does not have an Executive Committee.

Corporate Cease Trade Orders or Bankruptcies

Except as hereafter set out, no director or executive officer of the Company, or a shareholder holding a sufficient number of Shares of the Company to affect materially the control of the Company, is or within the 10 years before the date of this AIF has been, a director or officer of any corporation that, while that person was acting in that capacity, was the subject of a cease trade or similar order, or an order that denied such corporation access to any exemption under securities legislation, for a period of more than 30 consecutive days, or was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer in the corporation being the subject of a cease trade order or similar order that denied such corporation access to any exemptions under Canadian securities legislation, for a period of more than thirty (30) consecutive days or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of such corporation.  The foregoing information, not being within the knowledge of the Company, has been furnished by the respective directors, officers and any control shareholder of the Company individually.

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

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms.  From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  In accordance with the laws of British Columbia  the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.  In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers.  All such conflicts will be disclosed by such directors or officers in accordance with the laws of British Columbia shall govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.  The directors and officers of the Company are not aware of any such conflicts of interests.

ITEM 10:  AUDIT COMMITTEE

Under Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”), companies are required to provide disclosure with respect to their audit committee including the text of the audit committee’s charter, composition of the audit committee and the fees paid to the external auditor.  Accordingly the Company provides the following disclosure with respect to its audit committee:

The Audit Committee’s Charter

The following is the text of the Audit Committee’s Charter:

A.

“PURPOSE

The overall purpose of the Audit Committee (the “Committee”) is to ensure that the Company’s management has designed and implemented an effective system of internal financial controls, to review and report on the integrity of the consolidated financial statements of the Company and to review the Company’s compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of material facts.

B.

COMPOSITION, PROCEDURES AND ORGANIZATION

1.

The Committee shall consist of at least three members of the Board of Directors (the “Board”), all of whom shall be “independent directors”, as that term is defined in National Instrument 52-110, “Audit Committees”.

2.

All of the members of the Committee shall be “financially literate” (i.e. able to read and understand a set of  financial statements that present a breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

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

6.

The secretary of the Committee shall be designated from time to time from one of the members of the Committee or, failing that, shall be the Company’s corporate secretary, unless otherwise determined by the Committee.

7.

The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

8.

The Committee shall have access to such officers and employees of the Company and to the Company’s external auditors, and to such information respecting the Company, as it considers to be necessary or advisable in order to perform its duties and responsibilities.

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

C.

ROLES AND RESPONSIBILITIES

1.

The overall duties and responsibilities of the Committee shall be as follows:

(a)

to assist the Board in the discharge of its responsibilities relating to the Company’s accounting principles, reporting practices and internal controls and its approval of the Company’s annual and quarterly consolidated financial statements;

(b)

to establish and maintain a direct line of communication with the Company’s internal and external auditors and assess their performance;

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

(iii)

adequacy of the Company’s financial and auditing personnel;

(iv)

co-operation received from the Company’s personnel during the audit;

(v)

internal resources used;

(vi)

significant transactions outside of the normal business of the Company;

(vii)

significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and

(viii)

the non-audit services provided by the external auditors;

(e)

to discuss with the external auditors the quality and not just the acceptability of the Company’s accounting principles; and

(f)

to implement structures and procedures to ensure that the Committee meets the external auditors on a regular basis in the absence of management.

3.

The duties and responsibilities of the Committee as they relate to the Company’s internal auditors are to:

(a)

periodically review the internal audit function with respect to the organization, staffing and effectiveness of the internal audit department;

(b)

review and approve the internal audit plan; and

(c)

review significant internal audit findings and recommendations, and management’s response thereto.

4.

The duties and responsibilities of the Committee as they relate to the internal control procedures of the Company are to:

(a)

review the appropriateness and effectiveness of the Company’s policies and business practices which impact on the financial integrity of the Company, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management;

(b)

review compliance under the Company’s Business Conduct Policy and to periodically review this policy and recommend to the Board changes which the Committee may deem appropriate;

(c)

review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Company; and

(d)

periodically review the Company’s financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

5.

The Committee is also charged with the responsibility to:

(a)

review the Company’s quarterly statements of earnings, including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto;

(b)

review and approve the financial sections of:

(i)

the annual report to shareholders;

(ii)

the annual information form;

(iii)

prospectuses; and

(iv)

other public reports requiring approval by the Board,

and report to the Board with respect thereto;

(c)

review regulatory filings and decisions as they relate to the Company’s consolidated financial statements;

(d)

review the appropriateness of the policies and procedures used in the preparation of the Company’s consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

(e)

review and report on the integrity of the Company’s consolidated financial statements;

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

(h)

review the Company’s compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of material facts;

(i)

develop a calendar of activities to be undertaken by the Committee for each ensuing year and to submit the calendar in the appropriate format to the Board of Directors following each annual general meeting of shareholders

(j)

establish procedures for:

(i)

the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(ii)

the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.”

Composition of the Audit Committee

The Audit Committee consists of the following members:

John Shanahan	non-independent(3)	Financially literate(2)
John A. Greig	independent(1)	Financially literate(2)
David F. Mullen - Chairman	independent(1)	Financially literate(2)

(1)

A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment, or is otherwise deemed to have a material relationship under Policy MI 52-110.

(2)

An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

(3)

The Company’s Board of Directors has determined that Mr. Shanahan’s presence on the Audit Committee is in the best interests of the Company and its shareholders.  He has extensive experience in commodities-related financial matters, and had been paid a consulting fee in the past because the Company required his specialized skills as a derivatives trader to put in place the hedging required by the bank syndicate providing the debt financing for the Company’s 2004 acquisition of the Neves-Corvo copper mine in Portugal.  Mr. Shanahan’s financial expertise and specialized knowledge of derivatives is also the reason that the Company asked him to serve on the Audit Committee.  He has been vital to the Company’s Audit Committee to deal with the complexities of derivatives and derivative reporting and has also served the function of liaison between the auditors and the Audit Committee in that area.

 Relevant Education and Experience

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as a member of the Audit Committee are as follows:

John Shanahan

Mr. Shanahan’s area of expertise is in the sales and trading of commodities. He has an MBA from the Columbia Business School and has held a number of senior management positions, responsible for commodities sales and trading, with banks such as Barclays Capital and Rothschild Inc.

John A. Greig

Mr. Greig is a professional geologist who has been involved in the management of several successful mineral exploration companies, and has many years of experience and served on the Board of Directors of a number of public companies.

David F. Mullen	Chief Executive Officer, HSBC Capital (Canada) Inc., a merchant banking company since January 1994 and has a background in corporate debt and equity finance. He also has a B.Com. and an MBA.

Pre-Approval Policies and Procedures

If the Audit Committee has adopted specific policies and procedures for the engagement on non-audit services describe such policies and procedures here.  Sample disclosure is as follows: “The Audit Committee is authorized by the Board to review the performance of the Company’s external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services bought by the Company.  The Audit Committee is authorized to approve any non-audit services or additional work which the Chairman of the Audit Committee deems as necessary who will notify the other members of the Audit Committee of such non-audit or additional work.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2005	$193,100	$70,485	$183,762	$42,954
2004	$53,000	$92,729	$61,398	$0

(1)

The aggregate audit fees billed.

(2)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements which are not included under the heading “Audit Fees”.

(3)

The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.

(4)

The aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

ITEM 11:  LEGAL PROCEEDINGS

Neither EuroZinc nor its material properties are subject to any material legal proceedings.

ITEM 12:  INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The Company believes no director or executive officer of the Company or any person or company that is the direct or indirect beneficial owner of, or who exercise control or direction over, more than 10% of any class or series of the Company’s outstanding voting securities or any associate or affiliate of any of the persons or companies referred to above has any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries, occurring during the years ended December 31, 2005, 2004 and 2003, or the current year,  except as follows:

1.

The Boliden Loan was guaranteed by Resource Capital Fund III L.P. (“RCF III”) (the “Guarantee”), part of the group of Resource Capital Funds which during 2005 held a control position in the Company.  As consideration for the Guarantee, the Company agreed to issue RCF III (i) 2,100,000 warrants (the “Guarantee Warrants”) exercisable into Shares of the Company at a price of $0.60 per Share until December 15, 2005, payable in cash or by off set or cancellation of any amounts owed by RCF III from the Company in relation to the Guarantee (ii) 1,400,000 additional warrants (the “Additional Warrants”), such Additional Warrants having the same terms and conditions as the Guarantee Warrants, in the event that the Boliden Loan is unpaid in full and the Guarantee remains outstanding on August 1, 2004 and (iii) commencing on October 31, 2004 and on the last calendar day of each third month thereafter, such number of share purchase warrants, having the same terms and conditions as the Guarantee Warrants, as is equal in number to the summation of the US$ amount guaranteed by RCF III each day during the three month period divided by the number of days in the three month period, such that for every US$1.00 of the average principal amount outstanding one warrant shall be issued, up to a maximum of 36,666,667 warrants.

Since RCF III was part of a group of funds that held approximately 36% of the issued Common Shares of the Company, and that there was a cross directorship between RCF III and the Company, the Guarantee was a related-party transaction, although it is exempt from the minority shareholder approval usually required for a related-party transaction.  On October 19, 2004 the Company replaced the Guarantee with a bank guarantee, and the grant of warrants to RCF III has ceased.  Prior to its replacement, the Company issued a total of 12,195,652 warrants to RCF III under the Guarantee.

2.

On February 14, 2006, Resource Capital Funds I and II LP, sold an aggregate of 71,430,000 Shares of EuroZinc at a price of $1.40 per Share to an underwriting syndicate led by TD Securities Inc. and National Bank Financial Inc. for resale to the public by way of a prospectus offering in Canada and private placement in the United States.  Resource Capital Fund I LP sold its entire position of 35,879,516 Shares representing 6.6% of the issued and outstanding Shares of EuroZinc, and Resource Capital Fund II LP sold 35,550, 484 of its current position of 131,691,018 Shares of EuroZinc.

At the time the transaction was agreed to, RCF III held 2,100,000 Shares of EuroZinc representing 0.4% of the issued and outstanding total, but in an unrelated transaction exercised warrants to acquire an additional 1,400,000 Shares of EuroZinc.  Subsequent to the exercise of such warrants and the completion of the foregoing secondary distribution of EuroZinc Shares by Resource Capital Funds I and II LP, Resource Capital Funds II and III LP together beneficially owned a total of 99,640,534 Shares representing 18.4% of the issued and outstanding Shares of EuroZinc.  As part of the transaction, Resource Capital Fund II LP agreed not to sell any Shares for a period of 90 days from closing of the offering.

EuroZinc did not receive any proceeds form the sale of these Shares by Resource Capital Funds I and II LP, but did receive $840,000 from the exercise of the warrants by Resource Capital Fund III LP. A director of EuroZinc is a member of the management of the Resource Capital Funds.

ITEM 13:  TRANSFER AGENTS AND REGISTRARS

The Company’s transfer agent and registrar is Computershare Trust Company of Canada.  Transfers may be effected and registration facilities are maintained at each of the following offices:  (i) 2nd Floor, 510 Burrard Street, Vancouver, BC  V6C 3B9; and (ii) 9th Floor, 100 University Avenue, Toronto, Ontario  M5J 2Y1.

ITEM 14:  MATERIAL CONTRACTS

(a)

Definitive Purchase Agreement dated March 4, 2004 with Empressa de Desenvolvimento Mineiro, SGPS, S.A to purchase a 51% interest in the Neves-Corvo copper mine in Portugal.

(b)

Definitive Purchase Agreement dated March 4, 2004 with the Rio Tinto Group for the sale and purchase of Rio Tinto’s 49% interest in the issued share capital of Somincor and Tinto Europe’s rights under and in respect of the Tinto Europe Shareholder Loan Agreement.

(c)

Loan Agreement dated December 21, 2004 among the Company and HVB, SG Corporate & Investment Banking and Standard Bank that refinanced the Company’s existing US$100,000,000 credit facility.

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

(f)

Technical Services Agreement dated January 14, 2005 between EDM and the Company pursuant to which EDM will provide consulting services to the Company on technical matters.

ITEM 15:  INTERESTS OF EXPERTS

Names of Experts

PricewaterhouseCoopers LLP, Chartered Accountants provided auditor’s reports dated March 22, 2006 and March 31, 2005 in respect of the Company’s financial statements for the years ended December 31, 2005 and December 31, 2004.

The auditors of the Company are PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia.  PricewaterhouseCoopers LLP, Chartered Accountants, report that they are independent of the Company in accordance with the Rules of Professional Conduct in British Columbia, Canada.  PricewaterhouseCoopers LLP, Chartered Accountants is registered with the Public Company Accounting Oversight Board.

James S. Drake, P. Eng., a “qualified person” for the purposes of NI 43-101, is a co-author responsible for the preparation of the technical report titled “March 2004 Update of the Steffen Robertson Kirsten (Canada) Inc. Aljustrel Feasibility Study – June 2000” and dated May 10, 2004 and a co-author responsible for the preparation of the technical report titled Technical Report on the Aljustrel Project, Portugal and dated March 31, 2006.

Guy Lauzier, P. Eng., a “qualified person” for the purposes of NI 43-101, is a co-author responsible for the preparation of the technical report titled Technical Report on the Aljustrel Project, Portugal and dated March 31, 2006.

Garnet L. Dawson, P. Geo., a “qualified person” for the purposes of NI 43-101, is a co-author responsible for the preparation of the technical report titled “March 2004 Update of the Steffen Robertson Kirsten (Canada) Inc. Aljustrel Feasibility Study – June 2000” and dated May 10, 2004 and a co-author responsible for the preparation of the technical report titled Technical Report of the Aljustrel Project, Portugal and dated March 31, 2006.

Nick Watson, C. Geol., C. Eng., of Wardell Armstrong International Ltd., an independent “qualified person” for the purposes of NI 43-101, is a co-author responsible for the preparation of the technical report titled “Revised Technical Report on the Neves-Corvo Mine, Portugal” dated May 7, 2004.

Raymond Oates, C. Eng., of Wardell Armstrong International Ltd., an independent “qualified person” for the purposes of NI 43-101, is a co-author responsible for the preparation of the technical report titled “Revised Technical Report on the Neves-Corvo Mine, Portugal” dated May 7, 2004.

Phil Newall, C. Eng., of Wardell Armstrong International Ltd., an independent “qualified person” for the purposes of NI 43-101, is a co-author responsible for the preparation of the technical report titled “Revised Technical Report on the Neves-Corvo Mine, Portugal” dated May 7, 2004.

Nick Clarke, C. Eng., of Wardell Armstrong International Ltd., an independent “qualified person” for the purposes of NI 43-101, is a co-author responsible for the preparation of the technical report titled “Revised Technical Report on the Neves-Corvo Mine, Portugal” dated May 7, 2004.

Interests of Experts

Except as indicated below, none of the experts named in the “Names of Experts” section, when or after they prepared the statement, report or valuation, has received any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company’s associates or affiliates and is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.  The information below has been provided to the Company by the individual expert.

James Drake, Guy Lauzier and Garnet Dawson are employees of the Company.  James Drake holds Shares and Options in the Company in an amount representing less than 1% of the issued and outstanding Shares of the Company.  Guy Lauzier holds Options in the Company in an amount representing less than 1% of the issued and outstanding Shares of the Company. Garnet Dawson holds Options in the Company in an amount representing less than 1% of the issued and outstanding Shares of the Company.

ITEM 16:  ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company’s Information Circular in respect of its most recent annual meeting of shareholders that involved the election of directors.  Additional financial information is available in the Company’s comparative audited consolidated financial statements together with the auditor’s report thereon for its most recently completed fiscal year.

A copy of this AIF, the Company’s Information Circular for its most recent annual meeting and the financial statements (including any interim statements from the past fiscal year) may be found on the SEDAR website at www.sedar.com or be obtained upon request from the Secretary of the Company.  A reasonable fee for copying may be charged if the request is made by a person who is not a registered security holder of the Company.  Other information regarding the Company may also be found on the SEDAR website.

Exhibit 2

EuroZinc Mining Corporation

Years ended December 31, 2005 and 2004

Consolidated Financial Statements

o

Management’s Responsibility for Financial Reporting

o

Auditors’ Report

o

Consolidated Balance Sheets

o

Consolidated Statements of Operations

o

Consolidated Statements of Shareholders’ Equity

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

“Signed”

C. K.  Benner, Vice-Chairman and Chief Executive Officer

“Signed”

A. J. Ali, Executive Vice-President and Chief Financial Officer

February 24, 2006

PricewaterhouseCoopers LLP

Chartered Accountants

PricewaterhouseCoopers Place

250 Howe Street, Suite 700

Vancouver, British Columbia

Canada V6C 3S7

Telephone + 1 604 806 7000

Facsimile + 1 604 806 7806

Auditors’ Report

To the Shareholders of EuroZinc Mining Corporation

We have audited the consolidated balance sheets of EuroZinc Mining Corporation as at December 31, 2005 and December 31, 2004 and the consolidated statements of operations and deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and December 31, 2004 and the results of its operations and its cash flows for each of the years ended December 31, 2005 and December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Signed “PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, British Columbia, Canada

February 24, 2006 (except as to Note 22 (c) which is as at February 27, 2006)

PricewaterhouseCoopers refers to a Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

EUROZINC MINING CORPORATION
Consolidated Balance Sheets
As at December 31, 2005 and 2004
(in thousands of US dollars)
	2005	2004
(Restated)
(Note 21)
ASSETS
Current
Cash and cash equivalents	$27,597	$29,245
Accounts receivable	66,027	35,065
Inventories (Note 4)	8,517	17,122
Prepaid expenses	3,036	3,507
Total Current Assets	105,177	84,939
Restricted cash (Note 5)	19,829	19,209
Property, plant and equipment (Note 6)	301,380	279,189
Future income tax asset (Note 17)	20,500	31,671
Deferred financing costs	1,705	4,851
Total Assets	$448,591	$419,859

LIABILITIES
Current
Accounts payable and accrued liabilities	$47,408	$42,956
Taxes payable	21,978	8,225
Loan payable (Note 7)	-	10,000
Current portion of long-term debt (Note 9)	3,868	15,403
Current portion of net derivative instrument liability (Note 10)	7,357	2,572
Total Current Liabilities	80,611	79,156
Long-term debt (Note 9)	38,910	103,939
Net derivative instruments liability (Note 10)	26,782	29,258
Aljustrel production liabilities (Notes 11 and 22 (c))	12,312	15,755
Asset retirement obligations (Note 12)	56,005	52,605
Other obligations upon mine closure (Note 13)	2,941	1,900
Total Liabilities	217,561	282,613

SHAREHOLDERS' EQUITY
Share capital (Note 15)	150,783	128,386
Options and warrants (Note 15(d))	4,485	4,114
Currency translation adjustment (Note 15(e))	(7,025)	10,296
Retained earnings (deficit)	82,787	(5,550)
Total Shareholders' Equity	231,030	137,246

Total Liabilities and Shareholders' Equity	$448,591	$419,859

Commitments and contingencies (Note 19)
Subsequent events (Note 22)

APPROVED BY THE BOARD

"David F. Mullen"	, Director

"J. Edward Fletcher"	, Director

See accompanying notes to consolidated financial statements

EUROZINC MINING CORPORATION
Consolidated Statements of Operations
For the years ended December 31, 2005 and 2004
(in thousands of US dollars, except for per share amounts)
		2005	2004
(Restated)
(Note 21)

Revenues		$314,934	$123,181
Operating costs		112,975	49,684
Accretion of asset retirement obligations		2,995	1,356
Depreciation, depletion and amortization		23,224	13,298
Operating profit		175,740	58,843

Expenses
General and administration (Note 15(b))		8,880	4,994
Interest on long-term debt		4,961	2,447
Accretion of long-term debt		1,614	806
Financing costs		4,237	5,701
Foreign exchange gain		(138)	(9,595)
Interest and other (income)		(2,125)	(89)
Gain on settlement of Ajustrel production liabilities		(1,303)	-
Project investigations		526	-
Realized loss on derivative instruments (Note 10(c))		32,532	2,629
Unrealized loss on derivative instruments (Note 10(c))		7,563	32,128
		56,747	39,021

Earnings before income taxes		118,993	19,822
Current income tax expense (Note 17)		27,776	17,806
Future income tax expense (recovery) (Note 17)		2,880	(13,666)
Net earnings for the year		$88,337	$15,682

Earning per share - basic	CDN	$0.20	$0.05
Earning per share - basic	US	$0.17	$0.04
Earning per share - diluted	CDN	$0.20	$0.05
Earning per share - diluted	US	$0.17	$0.04

Weighted average number of shares outstanding - basic		523,613	394,911
Weighted average number of shares outstanding - diluted		533,233	412,949

See accompanying notes to consolidated financial statements

EUROZINC MINING CORPORATION
Consolidated Statements of Shareholders' Equity
As at December 31, 2005 and 2004
(in thousands of US dollars and shares in thousands)

			Options	Currency	Retained
	Common Shares		and	Translation	Earnings
	Shares	Amount	Warrants	Adjustment	(Deficit)	Total

Balance, December 31, 2003	255,494	$46,228	$-	$135	$(20,735)	$25,628
Issued for cash, net of issue costs	205,800	76,373	-	-	-	76,373
Issued on exercise of stock options	2,200	315	-	-	-	315
Issued on exercise of warrants	16,042	5,046	-	-	-	5,046
Stock-based compensation		424	4,114	-	-	4,538
Effect of foreign currency translations		-	-	10,161	-	10,161
Effect of change in accounting policy		-	-	-	(497)	(497)
Net earnings for the year		-	-	-	17,467	17,467
Balance, December 31, 2004	479,536	128,386	4,114	10,296	(3,765)	139,031
Restatement (Note 21)		-	-	-	(1,785)	(1,785)
Restated, December 31, 2004	479,536	128,386	4,114	10,296	(5,550)	137,246
Issued on exercise of stock options	4,492	2,120	(951)	-	-	1,169
Issued on exercise of warrants	53,576	20,277	-	-	-	20,277
Stock-based compensation		-	1,322	-	-	1,322
Effect of foreign currency translations		-	-	(17,321)	-	(17,321)
Net earnings for the year		-	-	-	88,337	88,337
Balance, December 31, 2005	537,604	$150,783	$4,485	$(7,025)	$82,787	$231,030

See accompanying notes to consolidated financial statements

EUROZINC MINING CORPORATION

Consolidated Statements of Cash Flows

For the years ended December 31, 2005 and 2004

(in thousands of US dollars)

	2005	2004
(Restated)
(Note 21)
Operating activities
Net earnings for the year	$88,337	$15,682
Non-cash items:
Depreciation, depletion and amortization	23,224	13,298
Amortization of deferred financing costs	4,785	797
Accretion expense	4,609	2,336
Gain on sale of assets	(701)	-
Gain on settlement of Aljustrel production liabilities	(1,303)	-
Stock-based compensation	1,322	1,516
Unrealized foreign exchange loss	224	1,563
Future income taxes	2,880	(13,666)
Unrealized loss on derivative instruments	7,563	32,128
Other	483	279
	131,423	53,933
Changes in non-cash working capital items	(5,023)	(11,820)
Cash generated from operating activities	126,400	42,113

Financing activities
Shares issued for cash	21,446	87,446
Share issue costs	-	(5,204)
Share subscription receivable	-	2,152
Other liability payments	(722)	518
Deferred financing costs	(1,977)	(1,518)
Proceeds from loans	75,884	172,462
Repayments of long-term debts	(162,184)	(50,000)
Cash generated from (used by) financing activities	(67,553)	205,856

Investing activities
Acquisition of subsidiary, net of cash (Note 3)	(26,000)	(188,415)
Proceeds from sale of assets	1,153	-
Purchases of property, plant and equipment	(27,722)	(32,055)
Payment of copper put premiums	(6,567)	(553)
Restricted investments	(3,073)	(2,550)
Cash used in investing activities	(62,209)	(223,573)

Effect of exchange rate changes on cash and cash equivalents	1,714	583

Increase (decrease) in cash and cash equivalents during the year	(1,648)	24,979
Cash and cash equivalents, beginning of year	29,245	4,266
Cash and cash equivalents, end of year	$27,597	$29,245

Supplemental Cash Flow Information (Note 14)

See accompanying notes to consolidated financial statements

EUROZINC MINING CORPORATION

Notes to Consolidated Financial Statements

For the years ended December 31, 2005 and 2004

(Tabular amounts are in thousand of US dollars, except for price per share and per share amounts)

1.

NATURE OF OPERATIONS

EuroZinc Mining Corporation and its subsidiaries (“the Company”) are engaged in base metal mining and related activities, including exploration, extraction, processing and reclamation.  Copper concentrate is produced from the Neves-Corvo mine, located near Castro Verde, Portugal. The Company is in the process of converting the old tin processing plant to handle zinc ores being developed for mining in 2006.

The Company is also focused on the development of the Aljustrel zinc project in Portugal and a production decision is expected to be made in 2006.

2.

SIGNIFICANT ACCOUNTING POLICIES

a)   Basis of presentation and use of estimates

The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada.  The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Areas requiring the use of significant estimates include the final revenue settlements, the determination of quantities of proven and probable reserves, expected cost of asset retirement obligations, valuation of options, warrants, derivative instruments and their respective fair values and the assessment of impairment in value of long lived assets.  Actual results could differ materially from those estimates.  Significant differences from United States generally accepted accounting principles affecting the Company are disclosed in Note 20.

b)

Revenue Recognition

Revenue is recognized when the title and risk of ownership of metal bearing concentrates have passed to the customer.  Revenue from the sale of metals contained in concentrates are provisionally priced using forward prices for the expected date of final settlement. Subsequent variations in the prices are recognized as revenue adjustments until final settlement of metal prices, weights and assays.  The revenue is reported net of smelting and refining charges.

c)

Cash and Cash Equivalents

The Company considers cash and cash equivalents to be cash on deposit and highly liquid short-term interest bearing securities with maturities at the date of purchase of three months or less.

EUROZINC MINING CORPORATION

Notes to Consolidated Financial Statements

For the years ended December 31, 2005 and 2004

(Tabular amounts are in thousand of US dollars, except for price per share and per share amounts)

d)

Inventories

Concentrate and ore-in-process inventories are stated at the lower of their production cost, including depreciation, and net realizable value.  Materials and supplies are valued at the lower of average cost, net of obsolescence, and replacement cost.

e)

Property, Plant and equipment

i)

Plant and equipment

Plant and equipment are recorded at cost and depreciated over the estimated life of the related assets calculated on a unit of production or straight-line basis, as appropriate.  Maintenance, repairs and renewals are charged to operations, betterments are capitalized.  Any gains or losses on disposition of plant and equipment are reflected in the statements of operations.

Assets acquired under capital leases are recorded using the financing method where the cost of the leased asset is recorded as plant and equipment and the corresponding lease obligation is recorded as a loan, with the interest component of lease installment payments recorded as an expense.  Subsidies received to partly finance acquisition of assets are netted against the cost of the related assets in the relevant period.

ii)

Mineral properties

The Company records its interest in mineral properties at cost.  Exploration expenditures relating to properties that have resources or significant mineralization which require additional exploration are deferred and amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or impaired. Drilling activities on producing mines and properties with feasibility studies are capitalized.

Upon commencement of production, mineral properties and deferred costs relating to mines are amortized over the estimated life of the proven and probable reserves to which they relate, calculated on a unit of production basis.

iii)

Impairment assessment

The Company performs impairment analysis on its property, plant and equipment when events or changes in circumstance indicate that the carrying value of the mineral properties may not be recoverable.  This analysis compare expected undiscounted future cash flows from these assets to their carrying values.  If shortfalls exist, assets are written down to fair value, which is calculated using the discounted value of expected future cash flows.

EUROZINC MINING CORPORATION

Notes to Consolidated Financial Statements

For the years ended December 31, 2005 and 2004

(Tabular amounts are in thousand of US dollars, except for price per share and per share amounts)

Management’s estimates of mineral prices, recoverable proven and probable reserves, resources and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the determination of the recoverability of property, plant and equipment and deferred mineral property costs.  Although management has made its best estimate of these factors, it is possible that material changes could occur which may adversely affect management’s estimate of the cash flows expected to be generated from its properties.

f)

Foreign Currency Translation

For integrated foreign operations, monetary assets and liabilities are translated at year-end exchange rates and other assets and liabilities are translated at historical rates. Revenues, expenses and cash flows are translated at monthly average exchange rates, except for depreciation which is translated at its historical exchange rate. Gains and losses on translation are recorded in operations.

The accounts of self-sustaining foreign operations are translated at year-end exchange rates, and revenues and expenses are translated at monthly average exchanges rates. Differences arising from these foreign currency translations are recorded in shareholders’ equity as a cumulative translation adjustment until they are realized by a reduction in the investment.

The Company adopted the US dollar as its reporting currency in fiscal year 2004.

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

h)

Deferred Financing Costs

The Company defers costs directly related to long-term debt financing and amortizes these costs over the term of the debt. The Company writes off the unamortized portion of deferred financing costs if the related debt is settled prior to the maturity date.

EUROZINC MINING CORPORATION

Notes to Consolidated Financial Statements

For the years ended December 31, 2005 and 2004

(Tabular amounts are in thousand of US dollars, except for price per share and per share amounts)

i)

Stock-Based Compensation

Stock-based compensation awards are calculated using the Black-Scholes option pricing model.  The Company recognizes compensation expense relating to stock options and grants over the vesting period of the options, which ranges from immediately to two years.

j)

Asset Retirement Obligations

The Company records the fair value of its assets retirement obligation as a long-term liability and records an increase in the carrying value of the related asset by a corresponding amount. In subsequent periods, the carrying amount of the liability is accreted by a charge to operations to reflect the passage of time and the liability is adjusted to reflect any changes in the timing or amount of the underlying future cash flows.

Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or decrease in the liability of an asset retirement obligation, and a corresponding change in the carrying amount of the related long-lived asset.  Upward revisions in the amount of undiscounted estimated cash flows are discounted using the current credit-adjusted risk-free rate.  Downward revisions in the amount of undiscounted estimated cash flows are discounted using the historical credit –adjusted risk free rate when the original liability was recognized.

k)

Derivative Instruments

The Company has determined that its derivative instruments do not qualify for hedge accounting and therefore records the derivatives at their fair value with gains or losses arising from the changes in their fair value being recorded in operations.

l)

Variable Interest Entities  (VIE)

The Company has adopted the new accounting guideline which requires the consolidation of VIEs by the primary beneficiary. The primary beneficiary is the enterprise that will absorb or receive the majority of the VIE's expected losses, expected residual returns, or both. A VIE is an entity where (a) its equity investment at risk is insufficient to permit the entity to finance its activities without additional subordinated support from others and/or where certain essential characteristics of a controlling financial interest are not met, and (b) it does not meet specified exemption criteria. The adoption of the new accounting guideline relating to VIEs did not have a material effect on the Company.

EUROZINC MINING CORPORATION

Notes to Consolidated Financial Statements

For the years ended December 31, 2005 and 2004

(Tabular amounts are in thousand of US dollars, except for price per share and per share amounts)

3.

BUSINESS ACQUISITION

On June 18, 2004, the Company acquired a 100% interest in Sociedade Mineira De Neves Corvo S.A. (“Somincor”) which owns the Neves-Corvo copper mine, located near Castro Verde, Portugal.  The consideration paid was $154,353,000 (€128,041,000).

The acquisition agreement provides for the vendors to receive additional consideration as price participation payments (“PPP”) on 50% of copper sold by Somincor when the average price of copper, calculated quarterly using the London Metals Exchange average spot price of copper, exceeds $0.90 per pound for the first year and $0.95 for years two, three and four from the acquisition date. This contingent consideration adjusted the purchase price when the following additional payments were made:

Additional consideration paid to September 30, 2004	$ 10,526
Additional consideration paid to December 31, 2004 (Note 9 (c))	22,000
Additional consideration paid to January 28, 2005 (Note 9 (c))	26,000
Total additional considerations	$ 58,526

The acquisition was accounted for by the purchase method, which resulted in the allocation of the consideration paid to the fair value of the assets acquired and the liabilities assumed, as follows:

Net identifiable assets acquired:
Current assets (excluding cash)	$ 28,867
Property, plant and equipment	138,389
Mineral properties	80,073
Mine development	30,796
Future income tax asset	7,445
Restricted cash	15,962
301,532
Less:
Accounts payable and accrued liabilities	(36,027)
Provision for asset retirement obligations	(47,095)
Long-term liabilities	(3,995)
Total purchase price	$ 214,415

Consideration paid is as follows:
Cash paid to vendor on June 18, 2004 (€128,041)	$ 154,353
Additional consideration	58,526
Acquisition costs	3,442
Less: cash acquired	(1,906)
$ 214,415

These consolidated financial statements include the results from operations of the Neves-Corvo mine commencing from June 18, 2004, the date of acquisition.

EUROZINC MINING CORPORATION

Notes to Consolidated Financial Statements

For the years ended December 31, 2005 and 2004

(Tabular amounts are in thousand of US dollars, except for price per share and per share amounts)

4.

INVENTORIES

The inventories consist of:

	2005	2004
Copper concentrates	$2,012	$10,398
Materials and supplies	5,019	6,368
Ore in process	1,486	356
	$8,517	$17,122

5.

RESTRICTED CASH

The Company voluntarily funds its reclamation obligations at the Neves-Corvo mine by periodic transfers to a segregated bank account.  The Company is not obligated to make these transfers but elected to segregate the funds in order to qualify for a Portuguese income tax deduction.  The use of the funds in this account is restricted to reclamation and remediation activities.

6.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of:

	December 31, 2005			December 31, 2004
		Accumulated			Accumulated
		depreciation			depreciation
	Cost	and depletion	Net	Cost	and depletion	Net
Mineral properties
Neves-Corvo	$91,723	$5,172	$86,551	$56,122	$1,931	$54,191
Aljustrel	11,310	-	11,310	11,594	-	11,594
Crypto	-	-	-	288	-	288
	103,033	5,172	97,861	68,004	1,931	66,073
Plant and equipment
Neves-Corvo	154,613	24,650	129,963	162,447	11,264	151,183
Aljustrel	7,060	347	6,713	6,823	247	6,576
Other	219	102	117	110	71	39
	161,892	25,099	136,793	169,380	11,582	157,798
Mine development and other
Neves-Corvo	35,863	1,559	34,304	28,807	-	28,807
Aljustrel	30,011	-	30,011	24,034	-	24,034
Malhadinha	2,411	-	2,411	2,459	-	2,459
Crypto	-	-	-	18	-	18
	68,285	1,559	66,726	55,318	-	55,318

Total	$333,210	$31,830	$301,380	$292,702	$13,513	$279,189

Plant and Equipment at Neves-Corvo includes equipment acquired under capital leases of $12,531,000 (2004- $9,251,000) and accumulated depreciation of $5,315,000 (2004- $4,109,000). The corresponding lease obligations are discussed in Note 9.

EUROZINC MINING CORPORATION

Notes to Consolidated Financial Statements

For the years ended December 31, 2005 and 2004

(Tabular amounts are in thousand of US dollars, except for price per share and per share amounts)

7.

LOAN PAYABLE

On June 15, 2004, the Company entered into a $10,000,000 loan agreement (the “Boliden Loan”) with Boliden Mineral AB.  The Boliden Loan bore interest at the rate of one month LIBOR plus 3.5% per annum and matured on June 15, 2005.  The loan was repaid in full on maturity.

8.

REVOLVING CREDIT FACILITY

On March 31, 2005, the Company entered into an unsecured, three-year revolving commercial paper facility for the issuance of up to €40,000,000 ($51,664,000) of commercial notes (the “Commercial Notes”) with a European banking syndicate.  The facility expires on March 31, 2008 unless terminated earlier by the Company.  The Commercial Notes have variable maturities of up to six months from date of issuance and bear interest at EURIBOR plus a floating rate, depending on the net debt to EBITDA ratio calculated semi-annually. On March 31, 2005, the full amount was drawn to repay the $50,000,000 amended debt facility (Note 9 (b)). During 2005, the Commercial Notes were fully repaid from operating cash flow.

9.

LONG-TERM DEBT

	2005	2004
Somincor bonds - 2005 to 2009 (a)	$ 31,973	$ 36,777
Collateralized term loan (b)	-	50,000
Price participation loan (c)	-	22,000
Capital lease obligation (d)	7,305	5,260
Deferred employee housing sales (e)	207	740
EU interest free investment loan (f)	3,293	4,565
	42,778	119,342
Less:
Current portion	(3,868)	(15,403)
Long term portion	$ 38,910	$ 103,939

The payment obligations over the next five years are expected to be:

	Capital leases	Debt	Other	Total
2006	2,845	-	1,023	$ 3,868
2007	2,218	-	1,316	3,534
2008	1,772	-	1,161	2,933
2009	470	31,973	-	32,443
2010	-	-	-	-
	$ 7,305	$ 31,973	$ 3,500	$ 42,778

EUROZINC MINING CORPORATION

Notes to Consolidated Financial Statements

For the years ended December 31, 2005 and 2004

(Tabular amounts are in thousand of US dollars, except for price per share and per share amounts)

a)

On December 17, 2004, Somincor issued 540,000 unsecured bonds with a nominal value of €50 each for a total of €27,000,000, which is equivalent to $31,973,000 (2004 - $36,777,000). The reduction in this Euro denominated debt results entirely from the change in the US dollar exchange rates at December 31, 2005 and 2004.  The bonds have a five year term with 100% of the principal repayable on maturity. The bonds bear interest at “EURIBOR 6 months” plus an annual spread of 1.075% until March 31, 2005 and thereafter the spread is 0.875%.  Interest payments are due on June 17 and December 17 of each year.

b)

In 2004, Somincor obtained an amended debt facility of $50,000,000 repayable over a three and a half year period with equal semi-annual mandatory repayments commencing on June 30, 2005 until the final maturity date June 30, 2008.  This facility bore interest at LIBOR plus 2.25% per annum.  The loan was collateralized by all of the assets of Somincor, a pledge of its shares and was guaranteed by one of the Company’s Portuguese subsidiaries. The loan was repaid in full in 2005 with the proceeds of the Commercial Notes (Note 8).

c)

On December 22, 2004, the Company entered into an eighteen month debt facility for $48,000,000 to purchase the PPP from Rio Tinto Group and Empresa de Desenvolvimento Mineiro SGPS, S.A. (“EDM”) with an effective date of October 1, 2004. The first drawdown of $22,000,000 was made on December 22, 2004 and the balance of $26,000,000 was drawn down on January 28, 2005. This facility bore interest at LIBOR plus a margin of 3.5% and was repayable by quarterly payments commencing January 31, 2005.  Quarterly payments were equal to the greater of the PPP payable or $10,000,000 for the first installment and $5,000,000 thereafter. By August 26, 2005 the loan was repaid in full.

d)

Capital lease obligations in 2005 relate to mining equipment and passenger vehicles over three or four year terms and have interest rates of 1.25% to 1.75% above EURIBOR for three and six month periods.

e)

The Company’s subsidiary, Pirites Alentejanas (“PA”), has entered into sales contracts (as vendor) with certain employees (as purchasers), whereby the Company has agreed to sell certain residential housing units to the purchasers and received deposits for the housing units sold.  Title to the housing units is transferred to the purchasers upon receipt of the final payment pursuant to the contract and the land title subdivision is complete.  PA records the gain or loss on disposal of the housing unit on the title transfer date.  During 2005 119 houses were sold and the corresponding deposits have been applied towards the sales.  As at December 31, 2005 the Company had an outstanding balance of $207,000 (2004 - $740,000) pursuant to such agreements for future house sales.

f)

The EU has established special investment programs to promote the development of some countries inside the European Union.  The mine is located in one of the regions of Portugal that qualifies for investment incentives.  The incentives granted by the Portuguese Government include both non-refundable and interest-free loans.  During 2001 and 2002 Somincor spent approximately $20,000,000 in eligible investments which resulted in a non-refundable grant of $800,000 and an interest-free loan of $4,565,000 repayable over the next three years.

EUROZINC MINING CORPORATION

Notes to Consolidated Financial Statements

For the years ended December 31, 2005 and 2004

(Tabular amounts are in thousand of US dollars, except for price per share and per share amounts)

10.

FINANCIAL INSTRUMENTS, DERIVATIVES AND RISK MANAGEMENT

The Company is exposed to changes in commodity prices and foreign exchange. In conducting its business the Company uses various instruments including forward sales, swaps, interest rate  and put options only for the purpose of managing these risks and not for trading purposes.

a)

Foreign Exchange Rate Risk

The Company has exposure to Euro/US$ exchange rates because it has operations in Europe while the revenues for the commodities mined are denominated in US dollars.  The Company has entered into foreign exchange forward contracts to fix the exchange rate at US$1.1967 per Euro for its 2006 estimated expenditures at the Neves-Corvo mine.

b)

Credit Risk

Derivative credit risk arises from the possibility that a counterparty to a contract fails to perform according to the terms of the contract. Derivative credit risk is minimized by dealing with large credit-worthy counterparties and having lines of credit with a number of counterparties.

Accounts receivable credit risk is reduced by the Company having long-term contracts with major smelting companies that cover over 90% of its sales.  Historically, all of these companies have paid on the dates stated in the contract.  Customers without proven credit history are required to provide Letters of Credit before shipment of concentrates.

The Company manages the credit risk related to its cash and cash equivalent assets by dealing with a number of financial institutions with specified exposure limits for each institution. These exposure limits are established by considering the credit rating of the institutions and are reviewed on a regular basis.

EUROZINC MINING CORPORATION

Notes to Consolidated Financial Statements

For the years ended December 31, 2005 and 2004

(Tabular amounts are in thousand of US dollars, except for price per share and per share amounts)

c)

Fair Value

The fair values of the Company’s cash and cash equivalents, accounts receivable, restricted cash, accounts payable, accrued liabilities and loan payable approximate their carrying values.  Management believes that the fair value of long-term debt and deferred premiums approximate their carrying value; however, the fair value of the Aljustrel production liabilities is not determinable (Note 22 (c)).

In 2004 the Company’s lenders mandated a copper price protection program as a condition precedent to the debt financing for the acquisition of Somincor. The requirement was to buy various derivatives for a three year period for approximately 70% of the Neves-Corvo copper production.  The put premiums relating to the three year program totalled $21,266,000 were deferred and recorded as a derivative liability and accreted to its face value at an annual rate of 8%.

During 2005 to mitigate price risk the Company sold forward 30,750 tonnes or about 36% of expected 2006 copper production at an average price of $3,578 per tonne or $1.62 per pound. In addition 24,000 tonnes of put options costing $2,424,000 were purchased at a strike price of $3,000 per tonne or $1.36 per pound.

The fair value of all the unexpired derivatives has been estimated using year-end market values. The following table summarizes the approximate amount that the Company would either (pay) or receive to settle the contracts at December 31, 2005 and 2004:

	2005	2004
Copper put options	$ 741	$ 4,172
Forward sales	(17,095)	(14,623)
Currency hedges	328	-
Interest rate swaps	-	(436)
	(16,026)	(10,887)
Deferred premiums	(18,113)	(20,943)
Total	(34,139)	(31,830)
Less: current portion	7,357	2,572
Long-term portion of net derivative instrument liabilities	$ (26,782)	$ (29,258)

EUROZINC MINING CORPORATION

Notes to Consolidated Financial Statements

For the years ended December 31, 2005 and 2004

(Tabular amounts are in thousand of US dollars, except for price per share and per share amounts)

11.

ALJUSTREL PRODUCTION LIABILITIES

The following amounts are payable only upon production from a specific deposit at the Aljustrel mine:

	2005	2004
Interest bearing debt - principal and interest	$ 6,043	$ 6,755
Non-interest bearing debt	5,955	6,547
Other creditors	314	2,453
	$ 12,312	$ 15,755

Interest and non-interest bearing debts payable to EDM and amounts due to creditors were assumed on the purchase of the Aljustrel mine and are only repayable following commencement of commercial production from a specified deposit.

a)

Debt of $6,043,000 (€5,091,000), bears interest at EURIBOR and compounds annually and is payable in annual installments of $2,077,000 (€1,750,000), beginning twelve months following the commencement of commercial production from a specified deposit. (Note 22 (c)).

b)

Non-interest bearing debt of $10,443,000 (€8,777,000) is payable, twelve months after the final payment of the above interest bearing debt, in four equal annual installments of $2,610,000 (€2,199,000) while Aljustrel is in commercial production.  The recorded value, originally calculated by discounting the estimated future cash flows by 12%, is accreted to its face value over the term of the debt through a charge to interest expense. (Note 22 (c)).

c)

The Company assumed liabilities of $3,503,000 (€2,951,000) owing to previous creditors of Aljustrel from EDM.  Payment of these amounts, which are non-interest bearing, would start three years after production commences at the Aljustrel mine.  The recorded present value was being accreted to its face value over the term of the debt through a charge to interest expense. During 2005 the Company negotiated with some of the major creditors for payment of the debt at 20% of its face value, resulting in a gain of $1,303,000 for the period. The outstanding balance at December 31, 2005 is $314,000 (€264,000).

EUROZINC MINING CORPORATION

Notes to Consolidated Financial Statements

For the years ended December 31, 2005 and 2004

(Tabular amounts are in thousand of US dollars, except for price per share and per share amounts)

12.

ASSET RETIREMENT OBLIGATIONS

Although the ultimate amount of the asset retirement obligation and reclamation cost is uncertain, the fair value of these obligations is based on information currently available including closure plans and applicable regulations.  The development of a life of mine plan (“LOM”) is an ongoing process which takes into account the most recent geological information and prevailing economic parameters including long-term commodity prices and costs, productivity and smelting and refining costs.

Aljustrel mine:

The asset retirement obligation is based on an updated feasibility study, completed by an independent consultant for the Aljustrel mine in February 2001 which estimated the obligation at the time of the assessment to be $5,000,000.  During 2005 the Company reviewed its future reclamation obligation using Aljustrel’s latest LOM plan and forecasted inflation rates and determined that the future estimated cash flows had decreased by $547,000.  The accretion of this obligation in 2005 was $255,000 (2004 - $207,000).

Neves-Corvo mine:

The asset retirement obligation is based on an environmental study that was completed by an independent consultant in 1992 and updated in 1998 and 1999. The estimated obligation at the time of assessment was €57,682,000 which converted at the acquisition date rate of exchange equates to $69,530,000.  During 2005 the Company’s review of Neves-Corvo’s latest LOM plan and forecasted inflation rates resulted in a $1,859,000 increase to the future estimated cash flows for the asset retirement obligation.  The accretion on this obligation in 2005 was $2,740,000 (2004-post acquisition $1,149,000).

A summary of the Company’s provision for asset retirement obligation is as follows:

	Neves Corvo	Aljustrel	Total
Balance, December 31, 2003	$ -	$ 4,154	$ 4,154
Amounts arising from acquisition of Neves-Corvo	47,095	-	47,095
Accretion during the year	1,149	207	1,356
Balance, December 31, 2004	48,244	4,361	52,605
Change in estimate	1,859	(547)	1,312
Accretion	2,740	255	2,995
Impact on foreign exchange	(907)	-	(907)
Balance, December 31, 2005	$ 51,936	$ 4,069	$ 56,005

The Company’s calculations use forecasted inflation rate of 2.2% for Neves-Corvo and Aljustrel to compute the estimated future cost of reclamation and discounted these costs to present values by using a credit adjusted risk free rate of 5.0% per annum.

EUROZINC MINING CORPORATION

Notes to Consolidated Financial Statements

For the years ended December 31, 2005 and 2004

(Tabular amounts are in thousand of US dollars, except for price per share and per share amounts)

13.

OTHER OBLIGATIONS UPON MINE CLOSURE

The Company’s wholly-owned subsidiary, Somincor, is required to provide for the liabilities associated with employee termination costs upon the closure of Neves-Corvo mine in accordance with Portuguese government requirements.  As at December 31, 2005, Somincor has accrued $2,941,000 (2004 - $1,900,000) related to this future liability. This future liability will be adjusted each year to reflect the changes in underlying employee information projected to exist at the mine closure date.

14.

SUPPLEMENTAL CASH FLOW INFORMATION

Change in non-cash working capital consists of :	2005	2004
Account receivable	$(38,526)	$ (19,428)
Inventories	6,847	(2,799)
Prepaid expenses	(81)	(99)
Account payable	26,737	10,506
	$(5,023)	$ (11,820)

Non-cash financing and investing activities :
Warrants issued pursuant to a loan gurantee	$-	$ 2,080
Capital assets acquired under capital lease	5,972	-
	$5,972	$ 2,080

Operating activities included the following payments :
Taxes paid	$13,354	$ 12,437
Interest paid	$4,811	$ 4,928

EUROZINC MINING CORPORATION

Notes to Consolidated Financial Statements

For the years ended December 31, 2005 and 2004

(Tabular amounts are in thousand of US dollars, except for price per share and per share amounts)

15.

SHARE CAPITAL

a)

Common shares (in thousands)

Authorized:  1,000,000,000 common shares without par value

Issued and outstanding:

	Number of
In thousands of US dollars	shares	Amount
Balance, December 31, 2003	255,494	$ 46,228
Issued during the year:
Underwritten financings, net of share issue costs of $5,711	205,800	76,373
Exercise of stock options	2,200	315
Exercise of share purchase warrants	16,042	5,046
Fair value of stock options transferred from Options and Warrants	-	424
Balance, December 31, 2004	479,536	$ 128,386
Issued during the year:
Exercise of stock options	4,492	1,169
Exercise of share purchase warrants	53,576	20,277
Fair value of stock options transferred from Options and Warrants	-	951
Balance, December 31, 2005	537,604	$ 150,783

b)

Stock Option Plan

The Company has a stock option plan to attract and retain qualified directors, officers, employees and consultants for the Company and its affiliates, to promote a proprietary interest in the Company and to stimulate active interest by such persons in the development and financial success of the Company.  The stock option plan is administered by the Human Resources Committee, all of whom are members of the Board of Directors.  The maximum aggregate number of shares issuable is 50,000,000.   The exercise price per optioned share shall be determined by the Human Resources Committee, but such price shall not be less than the closing price of the shares on the TSX on the trading day immediately preceding the day on which the option is granted. The options granted have a two-year vesting period.  The maximum term of options can be up to 10 years.

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

EUROZINC MINING CORPORATION

Notes to Consolidated Financial Statements

For the years ended December 31, 2005 and 2004

(Tabular amounts are in thousand of US dollars, except for price per share and per share amounts)

The Company uses the fair value method of accounting for all stock-based payments to employees and directors.  Under this method, the Company included in general and administration cost $1,322,000 (2004 - $1,516,000) for stock based compensation with a corresponding credit to options and warrants. The fair value of the stock options granted was estimated at the date of grant using the Black-Scholes pricing model assuming risk-free interest rates of 3% to 4%, dividend yield of 0%, stock price volatility of 40% to 53% and an expected life of the options of 1.5 to 2.5 years.

At December 31, 2005, the Company has the following options outstanding:

Ranges of exercise prices (CDN$)	Number of options outstanding ('000s)	[1] WAP of outstanding options (CDN$)	Year of expiry	Weighted average remaining contractual life (years)	Number of options exercisable ('000s)	[1] WAP of exercisable options (CDN$)

$0.15	145	$0.15	2006	0.87	145	$0.15
$0.10	1,270	$0.10	2007	1.94	1,270	$0.10
$0.60 - $0.66	9,153	$0.62	2009	3.55	9,154	$0.62
$0.65 - $0.95	9,757	$0.70	2010	4.47	5,313	$0.72
	20,325	$0.62		3.77	15,882	$0.61

   1 WAP:  Weighted Average Price

c)

Share Purchase Warrants

There were no share purchase warrants issued during 2005, except for the conversion of agent warrants.  As of December 31, 2005, the Company has the following warrants outstanding:

Exercise prices (CDN$)	Number of warrants outstanding (000's)	Expiry date

$0.60	1,400	1-Feb-06
$0.75	2,868	6-Feb-06
$0.60	8,696	1-Apr-06
	12,964

EUROZINC MINING CORPORATION

Notes to Consolidated Financial Statements

For the years ended December 31, 2005 and 2004

(Tabular amounts are in thousand of US dollars, except for price per share and per share amounts)

Transactions concerning stock options and share purchase warrants are summarized below:

	Incentive stock option plan		Share purchase warrants
	Shares	Price (CDN$)	Shares	Price (CDN$)	Total

Outstanding, December 31, 2003	6,410	0.14	23,087	0.25 - 0.40	29,497
Year ended December 31, 2004
Granted	10,700	0.60 - 0.66	57,352	0.40 - 0.60	68,052
Exercised	(2,200)	0.18	(16,042)	0.25 - 0.50	(18,242)
Outstanding, December 31, 2004	14,910	$0.10 - $0.66	64,397	$0.25 - $0.60	79,307
Year ended December 31, 2005
Granted	9,940	0.65 - 0.95	2,143	0.40 - 0.75	12,083
Exercised	(4,492)	0.51	(53,576)	0.40 - 0.75	(58,068)
Cancelled	(33)	0.65	-	-	(33)
Outstanding, December 31, 2005	20,325	$0.10 - $0.95	12,964	$0.60 - $0.75	33,289

d)

Options and Warrants

Options and warrants consist of unexercised fair value of stock options and share purchase warrants as follows:

	Number of			Amounts
In thousands	Options	Warrants	Total	Options	Warrants	Total
Balance, December 31, 2004	14,725	13,933	28,658	$ 1,865	$ 2,249	$ 4,114
Issued during the year	5,463	-	5,463	1,322	-	1,322
Transfers to share capital	(3,991)	3,837)	(7,828)	(401)	(550)	(951)
Balance, December 31, 2005	16,197	10,096	26,293	$ 2,786	$ 1,699	$ 4,485

e)

Currency Translation Adjustment

Currency translation adjustment represents the cumulative unrecognized exchange adjustment on the translation of the net assets of the Company’s Portuguese subsidiaries and Canadian corporate office converted from their functional currency into US Dollars.  The change for the year reflects the impact of US currency movements on these net assets.

EUROZINC MINING CORPORATION

Notes to Consolidated Financial Statements

For the years ended December 31, 2005 and 2004

(Tabular amounts are in thousand of US dollars, except for price per share and per share amounts)

16.

RELATED PARTY TRANSACTIONS

The Company had the following transactions with related parties which have been recorded at the exchange amount:

	2005	2004
Consulting and management fees	$ 335	$ 1,433

Consulting and management fees paid to Directors and Officers,

and a company controlled by the former President of the Company as compensation for services performed.

Warrants Issued

During the year 2004, 12,195,652 warrants were issued to RCF, a shareholder of the Company, for the Boliden Loan guarantee (Note 7). No related party warrants were issued in 2005.

17.

INCOME TAXES

Reconciliation of income taxes calculated at statutory rates to the actual tax provision is as follows:

	2005	2004
		(Restated)
		(Note 21)
Statutory tax rate	34.9%	35.6%

Income tax expense at the statutory rate	$ 41,529	$ 7,057
Effect of lower tax rates in foreign jurisdictions	(15,407)	(1,868)
Changes in valuation allowance	(4,396)	(1,458)
Non-deductible expenditures	1,494	543
Withholding tax	615	-
Foreign exchange	1,158	-
Foreign income taxed in Canada	5,651	-
Other	12	(134)
Income tax expense	$ 30,656	$ 4,140

Future income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes.  The significant components of future income tax assets and liabilities at December 31 are as follows:

EUROZINC MINING CORPORATION

Notes to Consolidated Financial Statements

For the years ended December 31, 2005 and 2004

(Tabular amounts are in thousand of US dollars, except for price per share and per share amounts)

	2005	2004
Property, plant and equipment	$6,435	$14,875
Current assets	1,110	-
Non-capital losses	2,062	9,452
Resource pools	-	1,207
Share issue costs	-	1,851
Other liabilities	2,709	-
Long-term liabilities	10,297	11,932
Marked-to market derivatives	8,044	7,068
	30,657	46,385
Less: valuation allowance	(4,356)	(14,714)
	26,301	31,671
Excess book value of plant and equipment over tax value	(5,801)	-
Future income tax asset	$20,500	$31,671

The Company has non-capital losses of $9,374,000 in Portugal available for carry-forward to offset against future taxable income.  Future benefits for these losses have been offset by a valuation allowance.  The losses expire as follows:

Years of expiry	Portugal
2007	$ 397
2008	4,256
2009	4,229
2010	305
2011	187
$ 9,374

18.

SEGMENTED INFORMATION

The Company operates in one industry segment, namely base metal mining in one geographic region, Portugal.

EUROZINC MINING CORPORATION

Notes to Consolidated Financial Statements

For the years ended December 31, 2005 and 2004

(Tabular amounts are in thousand of US dollars, except for price per share and per share amounts)

19.

COMMITMENTS AND CONTINGENCIES

(i) The Company’s wholly-owned subsidiary, Somincor, has entered into the following commitments:

a)

Royalty payment under a fifty year concession agreement to pay the greater of 10% of net income or 0.75% of mine-gate production revenue.  Royalty cost for 2005 was $9,186,000 (2004 - $3,988,000).

b)

The port authority of Setubal and Sesimbra, Portugal for the use of the port facilities for a thirty-year period from 1996 at an annual cost of $120,000.

c)

Railway transport agreement for ten years expiring November, 2010 at an estimated annual cost of$4,500,000 per year.

d)

Setubal bulk terminal land and use license commitments aggregating approximately $420,000 per year for the duration of the life of the terminal facilities.

e)

Computer equipment lease commitments for the next two years in the amount of approximately $811,000 per year.

f)

The Company’s wholly-owned subsidiary, Somincor, was part of an on-going industry-wide investigation involving major copper concentrate producers commenced in Europe, Canada and the US.  On September 30, 2005, the subsidiary was advised by the European Commission that the investigation was closed without prejudice.

(ii) The Company’s wholly-owned subsidiary, Pirites Alentajanas, S.A. (“PA”) is committed to pay EDM $26,020,130 (€21,972,750) under the terms of a “price participation” clause.  The “price participation”, which PA is liable to EDM, is an amount equal to the amount of zinc produced and sold from PA’s properties times 8% of the price of pound of zinc in excess of $0.55, whenever the annual zinc settlement price averages over $0.55 per pound.  This price participation is payable for a period of ten years from the commencement of production from a specific deposit at the Aljustrel mine, and the base price of $0.55 will be adjusted after five years to account for the effects of inflation. (Also see Note 22 (c))

(iii)

Derivatives and financial instruments

The Company’s has commitments under derivative instruments at December 31, 2005 as follows:

Unrealized

2006

2007

Total

gain (loss)

Copper

       2005 Puts (tonnes)

24,000

-

24,000

Average price (US$/Ib)

$1.36

-

$1.36

$ (1,880)

2004 Puts (tonnes)

11,268

8,784

20,052

Average price (US$/Ib)

$0.86

$0.85

$0.86

$ (3,975)

Forward sales (tonnes)

30,750

-

30,750

Average price (US$/Ib)

$1.62

-

$1.62

$ (17,095)

US dollars

Forward sales

$137,684

-

$137,684

Average US$ / € rate

1.1967

-

1.1967

$       328

EUROZINC MINING CORPORATION

Notes to Consolidated Financial Statements

For the years ended December 31, 2005 and 2004

(Tabular amounts are in thousand of US dollars, except for price per share and per share amounts)

20.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“CDN GAAP”) which differ in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States generally accepted accounting principles (“US GAAP”) and from practices prescribed by the United States Securities and Exchange Commission (“SEC”). Material measurement differences related to these consolidated financial statements are as follows:

Applying US GAAP, the consolidated balance sheets would be as follows:

			(Restated - Note 21)
	December 31, 2005		December 31, 2004
	US GAAP	CDN GAAP	US GAAP	CDN GAAP
Assets
Current assets	$ 105,177	$ 105,177	$ 84,939	$ 84,939
Property, plant and equipment [a]	290,394	301,380	268,500	279,189
Future income tax asset	20,500	20,500	31,671	31,671
Other long-term assets	21,534	21,534	24,060	24,060
Total assets	$ 437,605	$ 448,591	$ 409,170	$ 419,859

Liabilities
Accounts payables and accrued liabilities	$ 80,611	$ 80,611	$ 51,181	$ 51,181
Loan payable	-	-	10,000	10,000
Long-term debt	38,910	38,910	119,342	119,342
Derivative instruments liability	26,782	26,782	31,830	31,830
Asset retirement obligations	56,005	56,005	52,605	52,605
Long-term liabilities	15,253	15,253	17,655	17,655
	217,561	217,561	282,613	282,613

Shareholders' equity
Share capital	150,878	150,783	128,481	128,386
Options and warrants	4,176	4,485	3,805	4,114
Retained earnings (deficit) [a]	72,944	82,787	(15,096)	(5,550)
Currency translation adjustment	(7,954)	(7,025)	9,367	10,296
	220,044	231,030	126,557	137,246

Total liabilities and shareholders' equity	$ 437,605	$ 448,591	$ 409,170	$ 419,859

EUROZINC MINING CORPORATION

Notes to Consolidated Financial Statements

For the years ended December 31, 2005 and 2004

(Tabular amounts are in thousand of US dollars, except for price per share and per share amounts)

The effect of measurement differences between CDN GAAP and US GAAP on the Company’s net loss for the years ended December 31, 2005 and 2004 is summarized below:

	Years ended December 31,
	2005	2004
		(Restated)
		(Note 21)
Net earnings under CDN GAAP	$ 88,337	$ 15,682
Effect of differences in accounts for:
Expense current year deferred exploration costs [a]	(297)	(181)
Net earnings under US GAAP	88,040	15,501
Cumulative translation adjustment	(18,228)	10,296
Comprehensive income	$ 69,812	$ 25,797

Basic and diluted earnings per share	$ 0.17	$ 0.04

Basic and diluted weighted average number of shares outstanding is same under US GAAP and CDN GAAP.

[a]

Property, plant and equipment

Under US GAAP and practices prescribed by the SEC, mineral property exploration expenditures relating to mineral properties for which commercial feasibility has not yet been established are expensed as incurred. In addition, land use costs are expensed as incurred. Under CDN GAAP, these costs are deferred and amortized over the estimated life of the property following the commencement of commercial production, or written off if the property is sold, allowed to lapse, abandoned or impaired.

All exploration expenditures in 2005 and 2004 relating to mineral properties, without a feasibility study, were expensed for CDN GAAP, except for $297,000 (2004- $181,000) noted above relating to early stage exploration at Somincor.

[b]

Comprehensive income

Under US GAAP, comprehensive income is recognized and measured in accordance with FASB Statement No. 130 “Reporting Comprehensive Income”.  Comprehensive income includes all changes in equity other than those resulting from investments by owners and distributions to owners.  Comprehensive income includes two components, net income and other comprehensive income.  Other comprehensive income includes amounts that are recorded as an element of shareholders’ equity but are excluded from net income as these transactions or events are attributable to changes from non-owner sources.  These items include holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign exchange gains and losses related to self-sustaining foreign operations (cumulative translation adjustment).  A standard for comprehensive income and other comprehensive income is not yet effective under Canadian GAAP.

EUROZINC MINING CORPORATION

Notes to Consolidated Financial Statements

For the years ended December 31, 2005 and 2004

(Tabular amounts are in thousand of US dollars, except for price per share and per share amounts)

[c]

Recent accounting pronouncements

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 123 (revised 2004), Share-Based Payment (“SFAS 123(R)”), which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. Generally, the approach in SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. This guidance is effective for fiscal years beginning after June 15, 2005. As the Company currently uses the fair value method to account for all stock option grants this statement will have no impact on the consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-Monetary Assets, Amendment of APB Opinion No. 29. The guidance in APB Opinion No. 29, Accounting for Non-Monetary Transactions, is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. However, the guidance in that Opinion included certain exceptions to that principle. This statement amends APB Opinion No. 29 to eliminate the exception for exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement will be effective for fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges incurred during fiscal years beginning after the date this statement was issued.

In June 2005, the AcSB issued CICA 3831, Non-monetary Transactions, replacing the former CICA 3830, Non-monetary Transactions. This statement will be effective for fiscal periods beginning after January 1, 2006. Earlier application is permitted for non-monetary asset exchanges executed in periods beginning on or after July 1, 2005. Retroactive application is prohibited. This new Canadian standard is, in all material respects, consistent with the new US standard described above.

In April 2005, the AcSB issued CICA 1530, Comprehensive Income, which introduces new rules for the reporting and display of comprehensive income.  Comprehensive income, which is currently reported under US GAAP, is the change in shareholders’ equity of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources.  It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.  These items include holding gains and losses on certain investments, gain and losses on certain derivative instruments and foreign currency gains and losses related to self-sustaining foreign operations (cumulative translation adjustment).

In April 2005, the AcSB issued CICA 3865, Hedges, which is applicable when a company chooses to designate a hedging relationship for accounting purposes.  It builds on the existing Accounting Guideline AcG-13 “Hedging Relationships”, and Section 1650 “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

On March 30, 2005, the FASB ratified the EITF consensus in Issue 04-06 that post-production stripping costs are a component of mineral inventory cost subject to the provisions of AICPA Accounting Research Bulletin No. 43, Restatement and Revision of Accounting Research Bulletins, Chapter 4, Inventory Pricing (ARB 43).  In the mining industry, the costs of removing overburden and waste materials to access mineral deposits are referred to as “stripping costs.”  It is the accounting for costs incurred during the production stage of the mine, or the post-production stripping costs, that are addressed in Issue 04-06. Based upon this consensus, post production stripping costs should be considered costs of the extracted minerals under a full absorption costing system and recognized as a component of inventory to be recognized in costs of sales in the same period as the revenue from the sale of the inventory.  Additionally, capitalization of such costs would be appropriate only to the extent inventory exists at the end of a reporting period. The guidance in this consensus will be effective for financial statements issued for fiscal years beginning after December 15, 2005, with early adoption permitted.  The consensus can be adopted either prospectively through a cumulative effect adjustment through opening retained earnings or retrospectively by restating prior periods. The Company has not determined the method of adoption or the impact, if any, on the Company’s financial position or results from operations.

EUROZINC MINING CORPORATION

Notes to Consolidated Financial Statements

For the years ended December 31, 2005 and 2004

(Tabular amounts are in thousand of US dollars, except for price per share and per share amounts)

On June 1, 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements.
SFAS 154 requires retrospective application to prior periods’ financial statements of a change in accounting principle unless it is impracticable to do so. This is a change from the existing practice that requires most accounting changes to be accounted for by including in net income in the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

21.

RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS

During the third quarter ended September 30, 2005, the Company undertook a detailed review of the tax consequences resulting from the reorganization of its international subsidiaries and determined that the Portuguese income tax rate used in the calculation of future income taxes as at December 31, 2004 was incorrect.  During this review the Company determined that an enacted change in the Portuguese income tax rate in 2004 reduced the rate from 27.5% to 22.0%, effective January 1, 2005, for certain regions, including the region where the Company conducts its mine operations.  As a result, the Company has restated its consolidated financial statements to reduce the income tax rate used in establishing future income taxes.

The effect of this restatement on the Company’s consolidated financial statements for the year ended December 31, 2004 is summarized as follows:

Previously reported		Adjustment	Restated

Consolidated Balance Sheets
Total assets	$421,644	$(1,785)	$419,859
Total liabilities	282,613	-	282,613
Shareholders' equity	139,031	(1,785)	137,246

Consolidated Statement of Operations
Net earnings before income taxes	$19,822	$-	$19,822
Current income taxes	(17,806)	-	(17,806)
Future income tax (recovery) expense	15,451	(1,785)	13,666
	$17,467	$(1,785)	$15,682

EUROZINC MINING CORPORATION

Notes to Consolidated Financial Statements

For the years ended December 31, 2005 and 2004

(Tabular amounts are in thousand of US dollars, except for price per share and per share amounts)

22.

SUBSEQUENT EVENTS

Subsequent to December 31, 2005, the Company:

a)

Received proceeds of $2,604,018 on exercise of 4,268,100 share purchase warrants, and $894,722 on exercise of 2,199,998 employee stock options.

b)

On February 14, 2006, the Company’s major shareholder Resource Capital Funds “RCF” sold 71,430,000 common shares of the Company for gross proceeds of $100,002,000 to a group of underwriters through a secondary offering in Canada and a private placement in the USA.

The Company will not receive any proceeds from the sale of these shares and will be reimbursed for expenses incurred in connection with the offering prospectus.

c)

On February 27th, 2006 the Company signed a memorandum of understanding with EDM, the previous owner of the Aljustrel mine, regarding the settlement of the amounts owed to EDM for the balance of the purchase price and debt assumed upon acquisition of Aljustrel in 2001 aggregating $16,461,000 (€13,868,000) as detailed in Note 11(a) and (b), as well as the “price participation” commitment of $26,020,130 (€21,972,150) discussed in Note 19 (ii). All of the aforementioned obligations will be settled for approximately $4,100,000 (€3,450,000) with half the amount payable upon signing of the formal agreement and the balance is payable thirty months after that date.

The Company has guaranteed the commitments of its subsidiaries that own Aljustrel and has agreed to provide a bank guarantee to secure the future payment. The agreement is subject to ratification by the Portuguese government and the Company’s board of directors and will result in the Company recording a gain on settlement of Aljustrel liabilities of approximately $7,900,000 and eliminating the price participation obligation that was contingent upon production from a specified deposit.

Exhibit 3

EuroZinc Mining Corporation

Year ended December 31, 2005

Management’s Discussion and Analysis

EUROZINC MINING CORPORATION

Management’s Discussion and Analysis

The following Management’s Discussion and Analysis (“MD&A”) of EuroZinc Mining Corporation (“EuroZinc” or the “Company”) has been prepared as of February 27, 2006 and is intended to supplement and complement the accompanying audited Consolidated Financial Statements and Notes for the year ended December 31, 2005.  Please also refer to the cautionary statement of forward-looking information at the end of the MD&A.   Additional information relating to the Company is available on the SEDAR website at www.sedar.com.  All the financial information in this MD&A is in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and all dollar amounts in the tables, including comparatives, are expressed in thousands of US dollars, unless otherwise noted.

OVERVIEW

EuroZinc is a Canadian based mining company that owns and operates the Neves-Corvo copper zinc mine and the Aljustrel zinc/lead/silver mine, which is currently on care and maintenance.  Both of these mines are located in southern Portugal and are within 40 kilometres of each other.  The Neves-Corvo and Aljustrel mines both consist of poly-metallic deposits containing, among other metals, copper, tin, zinc, lead, silver and indium.  Neves-Corvo has been a significant copper concentrate producer since 1989 and work is underway to add zinc production to its revenue stream with expectations for production in mid-2006.  The Aljustrel mine was first operated as a pyrite mine, but was converted to a base metal operation between 1989 and 1991.  The conversion included mine development, construction of a new process plant at the mine site and a new concentrate handling facility in the port city of Setubal approximately 20 kilometres south of Lisbon. The mine operated from 1991 to 1993, but was closed in 1993 due to operating difficulties and low metal prices.  The Company acquired the mine in 2001 and has held it on a care and maintenance basis while conducting a feasibility study, related engineering studies and design work, and negotiating the terms for a possible reopening of the mine.  The Company is presently in the final stages of reaching an agreement with the Portuguese government that will impact on a decision to restart the Aljustrel zinc mine.

The financial results for the year ending December 31, 2005 are not comparable to the financial results of 2004 as the Neves-Corvo mine was acquired on June 18, 2004.  The Company will however provide the full year’s operating statistics for 2004 for comparative purposes with the current year’s operations.

HIGHLIGHTS FOR 2005 AND FOURTH QUARTER

●

Achieved record revenue of $314.9 million on sales of 203.7 million pounds of copper for the year and $97.5 million on sales of 48.1 million pounds for the fourth quarter;

●

Achieved record net earnings of $88.3 million or US$0.17 (Cdn$0.20) per share for the year and $27.8 million or US$0.05 (Cdn$0.06) for the fourth quarter;

●

Generated cash flow from operations, before working capital changes, of $131.4 million or US$0.25 (Cdn$0.30) per share for the year and $44.5 million or US$0.08 (Cdn$0.10) for the fourth quarter;

●

Initiated an aggressive $10 million exploration program in Portugal;

●

Repaid $86.3 million of debt in 2005;

●

Strengthened the balance sheet by reducing the net debt to equity ratio to 7 percent at the 2005 year end from 73 percent at the beginning of the year;

●

Purchased the balance of the vendors’ price participation rights in 2005 and repaid the related loan in eight months; and

●

Listed on the American Stock Exchange.

EUROZINC MINING CORPORATION

Management’s Discussion and Analysis

RESULTS OF OPERATIONS

Neves-Corvo

As noted in the Highlights, 2005 was an exceptional year for the mine, which enabled the Company to report cash flow of $131.4 million and earnings of $88.3 million for the year.  This financial performance resulted primarily from higher copper prices and improved performance at the Neves-Corvo mine.  These improvements were partially offset by higher smelter treatment and refining charges, which averaged $86/tonne and 8.6 cents per pound for 2005, compared to an average of $46/tonne and 4.5 cents per pound in 2004.

Neves-Corvo Operating Summary

	2005	*2004
Tonnes mined (000’s)	2,168	1,900
Tonnes milled (000’s)	2,041	1,902
Copper grade (%)	4.96	5.71
Plant recovery (%)	88.1	88.4
Copper produced (000’s tonnes)	89.5	95.7
Net cash cost (US$ per pound)	0.75	**0.64

Note:    *          The 2004 operating results are for the full year.  EuroZinc consolidated statements include operating results only since the date of acquisition, June 18, 2004.

**        Includes a royalty payment of $0.035 per pound for the year.

Productivity increases resulted in greater tonnes mined and milled in 2005 as compared with 2004. However, the total copper produced in 2005, as compared to 2004, was impacted by a lower copper head grade of the mill feed in 2005, as compared to 2004.  During the first quarter of 2004 the head grade of the mill feed was higher than the life of mine reserve grade as a result of some unexpected ground conditions that temporarily restricted access to the lower grade zones. This necessitated mining and processing a greater amount of high grade ore than planned during the period.  The Life of Mine plan (“LOM”) has always been based on a suitable blending of the grades and types of ore from the deposits in Neves-Corvo to ensure an optimum life of mine plan.  The head grade achieved for 2005 was as planned at 4.96 percent copper.

EUROZINC MINING CORPORATION

Management’s Discussion and Analysis

Aljustrel

The Aljustrel mine planning activities continued throughout the year with specific emphasis on a redesign of the mine development plan, including stope design and material conveyance.  As well, review of the mill process flow sheets and reagent schemes used in the feasibility study were completed.  The mill work was conducted during the year by independent technical consultants, including Outokumpu of Finland.  The mine planning and update of the estimated capital required to place the mine and mill back into production was completed internally.  A decision to return Aljustrel to production would initiate a capital program to make the mill operational following approximately 12 months of retrofitting. The ore feed for the mill in the first year of operations will be provided from the Moinho deposit at a rate of 1.4 million tonnes per annum. It is expected that, once mining commences in the higher grade Feitais deposit, full production of 1.8 million tonnes per annum will be reached.  The Feitais deposit could be in production approximately 12 months after the commissioning of the processing facilities.  Retrofitting of the processing plant and the development of the Feitais deposit would be conducted concurrently.

The Company has loss carry forwards available to reduce future income taxes; however, since the mine is not operating the Company has not recognized the future tax benefit on these loss carry forwards.

During 2005 the Company reduced its manpower at the project from 66 to 51 personnel in order to reduce holding costs. The Company has also been in discussions with both government and labour officials in an effort to secure commitments from both parties on outstanding issues related to the economic viability of the project.

EUROZINC MINING CORPORATION

Management’s Discussion and Analysis

FINANCIAL RESULTS

Revenue, earnings and cash flow were at record levels in 2005.  Revenue for the year ended December 31, 2005 was $314.9 million and net earnings were $88.3 million or $0.17 (CDN$.20) per share.  Cash flow, before changes in non-cash working capital, was $131.4 million or $0.25 (CDN$0.30) per share.  The cash position at December 31, 2005 was $27.6 million compared with $29.2 million in 2004 and working capital was $24.6 million compared with $5.8 million in 2004.

Higher copper prices and increased productivity and efficiency at the Neves-Corvo mine contributed to a successful year for EuroZinc.  During 2005 the Company reduced its debt, (excluding net capital leases of $0.2 million), by $86.3 million, or 67 percent, to $42.8 million at December 31, 2005 compared to $129.3 million in 2004.

REVENUE

The Neves-Corvo mine generated revenue of $314.9 million in 2005, net of smelter treatment and refining charges, from the sale of 203.7 million pounds of copper. The average realized copper price for 2005 was $1.83 per pound sold compared to $1.41 in 2004.

Smelter treatment and refining charges in 2005 of $58.2 million were significantly higher compared $26.2 million in 2004.

Revenue for the fourth quarter ended December 31, 2005 was $97.5 million compared to $57.1 million in 2004.  The total copper sold during the quarter was 48.1 million pounds compared to 42.8 million pounds sold in 2004.  The realized copper price after quotation period adjustments was $1.85 for the quarter compared to $1.44 per pound in 2004.

For the years ended December 31,	2005	2004
Realized copper price/per pound after quotations period adjustments	$ 1.83	$ 1.41
LME average copper price per pound	1.67	1.30
Hedging costs (in thousands)	$ 32,500	$ 2,629
Average US$/EUR exchange rate	1.2449	1.2438
Closing US$/EUR exchange rate	1.1842	1.3621

EUROZINC MINING CORPORATION

Management’s Discussion and Analysis

OPERATING COSTS

Operating costs related to the Neves-Corvo mine were $113.0 million in 2005. Operating costs expressed in Euros were €34.50 per tonne milled and were virtually unchanged year over year.  Labour productivity improvement, evidenced by a 14 percent increase in tonnes mined, with the same manpower and equipment complement as in 2004, was a contributing factor in maintaining the cost per tonne milled year over year.  This productivity improvement offset the increase in the cost of consumable materials.

	Twelve months
	ended	Three months ended
	December 31,	December 31,
Non-GAAP Performance Measure	2005	2005	2004
Operating costs	$ 112,975	$ 26,987	$ 20,892
Adjustments
Profit-based royalty	(9,186)	(3,190)	(2,478)
Smelter and treatment charges	58,221	14,105	8,785
Indirect costs (C2)	(3,300)	(1,372)	-
By-product credits	(5,392)	(1,212)	(1,522)
Direct cash operating cost (C1) *	$ 153,318	$ 35,318	$ 25,677

Pounds of copper sold (000's)	203,726	48,109	42,799
Tonnes milled (000's)	2,041	509	508
Cash cost per pound sold	$ 0.75	$ 0.73	$ 0.60
Euro cost per tonne milled	€ 34.50	€ 34.20	€ 34.70

*

Direct cash cost (C1) per pound includes operating costs such as mining, processing, administration, smelting and refining, transportation and shipping less by-product credits, profit-based royalty, depreciation, amortization and provision for future reclamation expenditures.

Operating costs for the fourth quarter 2005 were $27.0 million compared to $20.9 million in 2004.  This increase in costs was due to 12 percent more copper sold in 2005, and higher smelting and refining charges.  The unit cash cost per pound sold in the fourth quarter of 2005 was $0.73 compared to $0.60 in 2004 while the Euro cost per tonne milled was marginally lower.

For the full year 2005 cash operating cost per pound of copper sold was $0.75 compared to $0.64 in 2004.  This was due to the increased smelter treatment and refining charge in 2005 and the unusually higher head grade in 2004.

The smelter treatment and refining charges are based on world terms for concentrates of similar quality and quantity.  Sales of silver and tin from the Neves-Corvo mine are included in revenues. However, for the purpose of calculating the cash operating cost per pound of copper sold, the revenues from silver and tin are treated as by-product credits and deducted from the cash operating costs.

EUROZINC MINING CORPORATION

Management’s Discussion and Analysis

NON-GAAP PERFORMANCE MEASURES

The Company has included the cash cost per pound of copper data in the above table.  The Company understands that certain investors use this information to assess the Company’s performance. The inclusion of the cash cost per pound statistics enables investors to better understand year-on-year changes in production costs, which in turn affect profitability and the ability to generate operating cash flow.

The cash operating cost is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization expenses were $23.2 million in 2005.

Depreciation and amortization expense for the fourth quarter 2005 was $5.7 million compared to $8.2 million in 2004.

GENERAL AND ADMINISTRATION

General and administration expenses were $8.9 million in 2005 compared to $5.0 million in 2004. Included in these costs was $1.3 million of stock compensation costs in 2005 compared to $1.5 million in 2004.  The higher general and administration expenses were the result of a full year of operations of the Portuguese subsidiary’s head office in 2005 as compared to one-half of a year in 2004, substantially increased compliance costs, additional executive and technical personnel in corporate office, increased travel costs and a one-time compensation cost.

General and administration expenses for the fourth quarter 2005 were $2.4 million compared to $1.0 million in the comparable period in 2004 for the reasons explained above.

INTEREST AND ACCRETION OF LONG-TERM DEBT

Interest on long-term debt was $5.0 million in 2005 and relates primarily to the $48 million price participation loan that was repaid in August 2005 and the 5-year €27 million bonds issued by a subsidiary.

Accretion expense of $1.6 million relates to accretion of the derivative instrument liability and Aljustrel production liabilities.

EUROZINC MINING CORPORATION

Management’s Discussion and Analysis

DERIVATIVE INSTRUMENTS

In 2004 the Company’s lenders mandated a copper price protection program as a condition precedent to the debt financing for the acquisition of Somincor. The requirement was to buy various derivatives for a three year period for approximately 70% of the Neves-Corvo copper production.  The put premiums relating to the three-year program totalled $21,266,000 were deferred and recorded as a derivative liability.  This liability is accreted to its face value at an annual rate of 8 percent.

During 2005 to mitigate price risk the Company sold forward 30,750 tonnes or approximately 36 percent of the expected 2006 copper production at an average price of $3,578 per tonne or $1.62 per pound. In addition 24,000 tonnes of put options were purchased at a strike price of $3,000 per tonne or $1.36 per pound for a total of $2.4 million.

The unrealized loss of $7.6 million on derivative instruments results from marking-to-market all the open derivatives at year end as summarized below.

Unrealized derivative instruments	Net Mark-to-market loss

Copper calls - 26,568 tonnes at $2,500 per tonne, reversal of 2004 loss	$ 14,623
Interest rate swap	436
Copper puts - 120,312 tonnes at $1,887 per tonne	(3,976)
Copper puts - 24,000 tonnes at $3,000 per tonne	(1,880)
Forward sales - 30,750 tonnes at $3,578 per tonne	(17,094)
Forward Euro contracts	328
$ (7,563)

In addition to the above unrealized loss of $7.6 million there was a realized loss of $32.5 million from settlement of the copper calls of 26,568 tonnes at $2,500 per tonne during 2005.

EUROZINC MINING CORPORATION

Management’s Discussion and Analysis

SUMMARY OF QUARTERLY RESULTS

	2005				2004
	Q4	Q3	* Q2	* Q1	* Q4	Q3	Q2	Q1
			(restated)	(restated)	(restated)
Revenues **	$ 97,542	$ 83,706	$ 64,953	$ 68,733	$ 57,074	$ 60,572	$ 5,536	$ -
Operating profit	64,130	46,924	30,337	34,349	30,241	25,933	2,686	(17)
Hedging (loss) removed from revenues	(12,531)	(8,494)	(6,186)	(5,321)	(2,629)	-	-	-
Net earnings (loss)	$ 27,801	$ 25,297	$ 16,262	$ 18,977	$ 3,233	$ 11,322	$ 1,414	$ (287)
Earnings per share	$ 0.05	$ 0.05	$ 0.03	$ 0.04	$ 0.01	$ 0.02	$ -	$ -

Note:

*

The first and second quarters of 2005 and the fourth quarter 2004 have been restated and re-filed as a result of a change in the taxation rate in Portugal.

**

The revenues and operating profit amounts have been revised in all quarters in 2005 and Q4 2004 to exclude hedging losses, which were previously netted against revenues. The table above now conforms to the audited 2005 financial statements.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations was $131.4 million and $5.0 million was consumed by non-cash working capital items resulting in a $126.4 million cash flow for the year ended December 31, 2005.

During the year the Company repaid $162.2 million of debt, of which $75.9 million was borrowed early in 2005 for a net reduction in debt of $86.3 million.  The new debt was used primarily to acquire the balance of the $26.0 million price participation rights from one of the vendors of the Neves-Corvo mine and the refinancing of the original acquisition debt.  In addition, the Company paid $6.6 million of put premiums of which $4.1 million related to the payment of put premium commitments arising from the 2004 project financing to acquire the Neves-Corvo mine.

The Company has derivative instrument obligations in 2006 for 30,750 tonnes of copper at an average price of $1.62 per pound.  At December 31, 2005, these derivatives instruments have been marked to market resulting in a liability of $16 million.  All amounts payable under this liability will be funded by copper sales at prices exceeding $1.62 per pound.

Capital expenditures for the year totaled $27.7 million with $22.5 million expended at the Neves-Corvo mine, including $12.0 million for underground mine development.  The remaining $5.1 million represents deferred costs at the Aljustrel mine.

The Company contributed $3.1 million to a fund designated for environmental rehabilitation at the end of the Neves-Corvo mine life.

As at December 31, 2005 the Company had cash and cash equivalents of $27.6 million, which was $1.6 million lower than the cash balance at the beginning of the year as all of the Company’s cash flow was dedicated to aggressive debt reduction.  This strategy resulted in a strengthening of the balance sheet with a net debt (debt less cash and cash equivalents) to 7 percent of equity compared to 73 percent at the beginning of the year.

The Company expects that cash flow from operations will be sufficient to support the Company’s funding requirements on an ongoing basis.  However, the Company has a €40 million commercial paper facility available for draw down for the next two years.

Shareholders’ equity at December 31, 2005 was $231.0 million compared to $137.2 million at the beginning of the year. A total of 58.1 million shares for proceeds of $21.4 million were issued on the exercise of stock options and share purchase warrants during the year.  A decline in the Euro currency against the US dollar was the primary reason for an $18.2 million reduction in the currency translation adjustment account.

EUROZINC MINING CORPORATION

Management’s Discussion and Analysis

RELATED PARTY TRANSACTIONS

A total of $0.3 million (2004 - $1.4 million) in fees were paid to certain directors for compensation for professional services performed during the year.  The services provided by the directors are in areas that they have particular expertise.

EVALUATION OF DISCLOSURE CONTROLS

Management carried out an evaluation of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuer’s annual and Interim Filings) as of December 31, 2005.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company to satisfy its continuous disclosure obligations, and are effective in ensuring that information required to be disclosed in the reports that are filed are accumulated and communicated to management as appropriate to allow for timely decisions regarding required disclosure.

OUTSTANDING SHARE INFORMATION AS AT FEBRUARY 27, 2006

Common shares	544,072,026
Stock options	18,175,170
Share purchase warrants	8,695,652
Total	570,942,848

FINANCIAL OBLIGATIONS

The following table summarizes the Company’s financial obligations outstanding as at December 31, 2005:

Year	Capital leases	Debt	Other	Total
2006	$ 2,845	$ -	$ 1,023	$ 3,868
2007	2,218	-	1,316	3,534
2008	1,772	-	1,161	2,933
2009	470	31,973	-	32,443
2010	-	-	-	-
	$ 7,305	$ 31,973	$ 3,500	$ 42,778

EUROZINC MINING CORPORATION

Management’s Discussion and Analysis

CONTRACTUAL OBLIGATIONS

As at December 31, 2005 the Company also has the following contractual commitments:

Neves-Corvo mine

●

Royalty payment under a fifty year concession agreement to pay the greater of 10 percent of net income or 0.75 percent of mine-gate production revenue.

●

Various port infrastructure and transportation use commitments ranging from 10 years to an indefinite period at an estimated annual cost of $5.0 million per year.

●

Computer equipment lease commitments for the next two years in the amount of approximately $0.8 million per year.

Aljustrel mine

A price participation payment is due to the previous owners of the Aljustrel mine for a ten-year period from the commencement of production from Feitais deposit. This price participation payment is calculated at 8 percent of the excess of $0.55 per pound of zinc, whenever the annual zinc settlement price averages over $0.55 per pound.  The price participation payment is adjusted after five years to account for the effects of inflation.

On February 27, 2006 the Company signed a memorandum of understanding with EDM, the previous owner of the Aljustrel mine, regarding the settlement of the amounts owed to EDM for the balance of the purchase price and debt assumed upon acquisition of Aljustrel in 2001 aggregating $16,461,000 (€13,868,000) as detailed in Note 11(a) and (b) of the annual Consolidated Financial Statements, as well as the “price participation” commitment of $26,020,130 (€21,972,750) as mentioned above. All of the aforementioned obligations will be settled for approximately $4,100,000 (€3,450,000), with half the amount payable upon signing of the formal agreement and the balance payable thirty months after that date.

The Company has guaranteed the commitments of its subsidiaries that own Aljustrel and has agreed to provide a bank guarantee to secure the future payment. The agreement is subject to ratification by the Portuguese government and the Company’s board of directors and will result in the Company recording a gain on settlement of Aljustrel liabilities of approximately $7,900,000 and eliminating the price participation obligation.

EUROZINC MINING CORPORATION

Management’s Discussion and Analysis

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s accounting policies are described in Note 2 of the annual Consolidated Financial Statements for the year ended December 31, 2005. The following policies, which require estimates that are subject to measurement uncertainty, are considered to be the most critical to understanding EuroZinc’s financial results:

Revenue Recognition

Revenue is recognized when the title and risk of ownership of copper concentrates have passed to the customer.  Revenue from copper contained in the concentrates is provisionally priced using forward prices for the expected final settlement date.  Subsequent variations in the price are recognized as adjustments at the end of each month until the final settlement of price, weights and assay is determined.  Revenue is reported net of smelter and refining charges, which are negotiated annually with the smelters.

Carrying Value of Mineral Interests and Depletion

The purchase of the Neves-Corvo copper mine, as was the case with the Aljustrel mine, has been accounted for as a purchase and the assets acquired and the liabilities assumed are recorded based on management’s best estimate of fair value.  The Company will periodically review the carrying value of its mineral property interests and, where circumstances indicate that impairment may exist, adjustments will be made to those values.  Going forward, annual estimates of recoverable reserves is the most significant method of assessing value. Recoverable reserve estimates are complex and require significant subjective assumptions.  In the case of the Neves-Corvo mine, because it is operating, the recoverable reserve estimate will also affect the amortization expense that is charged to operations.  Under Canadian GAAP, the amortization calculation is based on the “units-of-production” method.

The Company currently capitalizes the carrying and development costs of the Aljustrel mine, as well as the exploration costs on the Company’s exploration concessions in Portugal.  These costs will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or impaired.

Costs for exploration drilling are capitalized if it is determined that the drilling results have added to the resource base of the mine.  These costs are charged to operations if it is deemed that no value has been added.

Mine Closure and Reclamation

Estimates of the fair value of the reclamation costs for EuroZinc’s mines may be adjusted from time to time based on changing circumstances or changes in remediation methods. A major review of closure requirements and the associated costs for the Neves-Corvo mine is due to be completed in 2006 to determine whether a new method of tailings disposal will significantly reduce the reclamation costs of the mine.

EUROZINC MINING CORPORATION

Management’s Discussion and Analysis

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

Valuation of Derivative Instruments

As the Company has determined that the copper futures and options contracts entered into during 2004 and 2005 do not qualify for hedge accounting, the charge to operations is determined by establishing the fair value of the instruments at the end of each reporting period. The value of the contracts, which is based on the market price of the commodity, is established by the Company and has been confirmed by counterparties to the contracts.

OUTLOOK

EuroZinc’s operating base and future growth will continue to be on the production of base metals as the Company believes the long term prospects for both copper and zinc are strong.  EuroZinc will focus its efforts on growth in these sectors of the mining business while keeping a watchful and diligent eye on the existing operations. While copper is presently the single source of revenue, in 2006 the Company will add revenue from its planned zinc production at Neves-Corvo. EuroZinc plans on building value for its shareholders by capitalizing on internal opportunities as well as those outside its immediate sphere of influence.

EuroZinc placed a great deal of emphasis on reducing debt in 2005 through the use of operating cash flow with the result that the outstanding bank debt at the end of the year totaled $32.0 million (€27 million) in unsecured bonds that cannot be repaid before maturity on December 17, 2009.  This aggressive approach to debt reduction was maintained throughout 2005 to strengthen the Company’s financial position in order to fund future growth opportunities.

It is expected that the Company will use its cash flow in 2006 for funding internal growth and also accumulate cash while assessing the possibilities of growth through outside opportunities.

During 2006 EuroZinc will concentrate its efforts on effectively managing the present operations, including the Aljustrel project, exploring all of its property holdings in the Iberian Pyrite Belt, developing and placing into production the zinc operations at Neves-Corvo and pursuing outside opportunities.

The LME copper price at the beginning of the 2006 was $4,585 per tonne ($2.08 per pound) and has been generally trending upward to date.  Estimates for the 2006 range between $3,300 and $4,880 per tonne ($1.50 to $2.21 per pound) and average $4,100 per tonne ($1.86 per pound) according to independent forecasts.  With low debt and a strong copper price environment the Company expects to continue to generate strong cash flow during the year 2006 and onward, and will enhance the cash flow with the addition of the zinc production at Neves-Corvo.   Over the past year the rise in copper price, coupled with a decline in the Euro currency, has had a positive impact on the financial performance of the Neves-Corvo mine.

While the current commodities market is very strong, it should not be assumed that this would be the case and management has taken steps to mitigate this risk.  At Neves-Corvo, management is preparing for a possible down turn in the metals prices by concentrating on efficiency improvements in all aspects of the operation. Further, to limit the Company’s exposure to the fluctuation in the copper price in 2006, EuroZinc has put in place a forward sales position of 30,750 tonnes or about 36% of 2006 expected production at an average price of $3,578 per tonne ($1.62 per pound). This will guarantee sufficient revenue to more than cover all the Neves-Corvo operating costs.  The Company also purchased put options on an additional 2,000 tonnes of copper per month at a strike price of $3,000 per tonne ($1.36 per pound) with full participation if the copper price is above the strike price.  The Company has mitigated the Euro/US dollar exchange risk in 2006 by buying sufficient Euro hedges to cover the expected Euro denominated operating costs.

At Neves-Corvo, management is focused on implementing zinc production at the mine in mid 2006.  Ore processing is currently targeted for 350,000 tonnes of zinc ore annually. As well, EuroZinc expects to complete the study, initiated in 2005, to determine the cost benefits associated with increasing the throughput of zinc ore to approximately 650,000 tonnes annually. Management continues to pursue an optimum mine plan for the deposits as well as seeking more cost efficient methods to exploit the deposits.  Both of these efforts are categorized as ‘work in progress’ and are pursued constantly as the variables to economics of the operations change.

At the Aljustrel zinc/lead/silver mine, management has specifically focused on achieving certain allowances from both the regulatory agencies in Portugal and the labour representatives of the Aljustrel workforce.  The Company’s internally updated feasibility study on the Aljustrel project indicates that the project is technically feasible and the study also indicates that at today’s metal prices the economics of the project are sound.  However, the feasibility is based on certain assumptions with respect to the original financial commitments attached to the operating of the mine and the productivity levels in the mining operations.  The re-opening is contingent on ensuring that these assumptions are achievable, which requires that the Company establish suitable agreements with labour and government on all of the outstanding key issues.  Management intends on addressing these issues during the first quarter of 2006.

An exploration program, initiated in late 2005 will total approximately $10 million over 12 to 18 months for exploration in the Iberian Pyrite Belt in Portugal.  These expenditures will also include mine site exploration at Neves-Corvo and Aljustrel, and a portion of the budget will be dedicated to the Malhadinha and Freixeda concessions granted in October 2005. The Company has also aggressively pursued acquiring other concessions in Portugal on the Iberian Pyrite Belt, and expects that the granting of these concessions will take place during the first quarter of 2006.  For further information on this very important subject we would ask that you refer to our website at www.eurozinc.com.

EUROZINC MINING CORPORATION

Management’s Discussion and Analysis

CASH FLOW SENSITIVITY

The following table summarizes the after tax impact on the operating cash flow of the Company’s planned 2006 production, excluding the effects of copper tonnes hedged.

	Change	Estimated impact on net income
(000's)
Copper price	$0.01/Ib	$ 869
Exchange rate	$0.01 US/Euro	$ 860
Copper treatment charge	+ $10.0	$ 2,635
EURIBOR interest rate	+1%	$ 211

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This report contains assumptions, estimates, and other forward-looking statements regarding future events. Such forward-looking statements involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company’s control that may cause actual results or performance to differ materially from those currently anticipated in such statements.  Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include among others metal price volatility, economic and political events affecting metal supply and demand, fluctuations in ore grade, tonnes of ore milled, geological, technical, and mining or processing problems. Readers are cautioned not to put undue reliance on these forward-looking statements.

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

Exhibit 4

CONSENT OF INDEPENDENT AUDITORS

We consent to the use of our report dated February 24, 2006, except as to Note 22(c) which is as of February 27, 2006, with respect to the consolidated financial statements of EuroZinc Mining Corporation included in this Annual Report to Shareholders on Form 40-F for the year ended December 31, 2005.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia, Canada

February 24, 2006, except as to Note 22(c) which is as of February 27, 2006

Exhibit 5.1

[LETTERHEAD OF WARDELL ARMSTRONG INTERNATIONAL LTD.]

CONSENT OF WARDELL ARMSTRONG INTERNATIONAL LTD.

Reference is made to the Annual Report on Form 40-F for the year ended December 31, 2005 (the “Annual Report”) of EuroZinc Mining Corporation (the “Company”), filed with the U.S. Securities and Exchange Commission.

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

Wardell Armstrong International Ltd.

By:  /s/

Phillip Newall

        Name:  Phillip Newall

        Title:  PhD., C. Eng, Managing Director

March 31, 2006

Exhibit 5.2

CONSENT OF ENGINEER

Reference is made to the Annual Report on Form 40-F for the year ended December 31, 2006 (the “Annual Report”) of EuroZinc Mining Corporation (the “Company”), filed with the U.S. Securities and Exchange Commission.

I hereby consent to the references to my name under the heading “Mineral Projects -- Aljustrel Project” in the Company’s Annual Information Form and to all other references to my name included or incorporated by reference in the Annual Report.

Very truly yours

/s/ James S. Drake

Name:  James S. Drake

Title:    P. Eng.

March 31, 2006

Exhibit 5.3

CONSENT OF ENGINEER

Reference is made to the Annual Report on Form 40-F for the year ended December 31, 2005 (the “Annual Report”) of EuroZinc Mining Corporation (the “Company”), filed with the U.S. Securities and Exchange Commission.

I hereby consent to the references to my name under the heading “Mineral Projects -- Aljustrel Project” in the Company’s Annual Information Form and to all other references to my name included or incorporated by reference in the Annual Report.

Very truly yours

/s/ Garnet L. Dawson

Name:  Garnet L. Dawson

Title:    P. Geo.

March 31, 2006

Exhibit 5.3

CONSENT OF ENGINEER

Reference is made to the Annual Report on Form 40-F for the year ended December 31, 2005 (the “Annual Report”) of EuroZinc Mining Corporation (the “Company”), filed with the U.S. Securities and Exchange Commission.

I hereby consent to the references to my name under the heading “Mineral Projects -- Aljustrel Project” in the Company’s Annual Information Form and to all other references to my name included or incorporated by reference in the Annual Report.

Very truly yours

/s/ Guy Lauzier

Name:  Guy Lauzier

Title:    P. Eng.

March 31, 2006

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

Date:  March 22, 2006

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

Date:  March 22, 2006

/s/ A.J. Ali

A.J. Ali, Executive Vice-President and Chief Financial Officer

Exhibit 7.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 40-F of EuroZinc Mining Corporation for the year ended December 31, 2005, as filed with the Securities and Exchange Commission, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:  March 22, 2006

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

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 40-F of EuroZinc Mining Corporation for the year ended December 31, 2005, as filed with the Securities and Exchange Commission, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Date:  March 22, 2006

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